Form 10-K405, Exhibit 13
period 1996-12-31
PENNFIRST BANCORP INC
filed 1997-03-31
CIK 872835

                                                                     EXHIBIT 13

                        [PENNFIRST BANCORP, INC. LOGO]
                                     1996
                                    ANNUAL
                                    REPORT

--------------------------------------------------------------------------------
1996 ANNUAL REPORT
--------------------------------------------------------------------------------

CONTENTS                                                                    PAGE

Financial Highlights ......................................................    1
Letter to Stockholders ....................................................    2
Business ..................................................................    4
Selected Consolidated Financial and Other Data ............................    5
Management's Discussion and Analysis ......................................    6
Consolidated Statements of Financial Condition ............................   14
Consolidated Statements of Income .........................................   15
Consolidated Statements of Changes in Stockholders' Equity ................   16
Consolidated Statements of Cash Flows .....................................   17
Notes to Consolidated Financial Statements ................................   18
Auditors' Report ..........................................................   36
Stock Information .........................................................   37
Common Stock Market Makers/Corporate Information ..........................   38
Board of Directors ........................................................   39
Officers ..................................................................   40
Office Locations ..............................................Inside Back Cover

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                                                          AT OR FOR THE
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                      -----------------------
                                                                                      1996                 1995
                                                                                      ----                 ----
Total Assets.....................................................................   $698,735             $659,371
Total Deposits...................................................................    332,889              338,494
Loans Receivable, Net............................................................    216,865              183,878
Net Interest Income..............................................................     14,108               13,964
Net Income.......................................................................      2,830                3,968
Earnings per Share...............................................................       0.71                 0.94
Cash Dividends per Share.........................................................       0.86                 0.36
Stockholders' Equity.............................................................     51,543               54,926
Stockholders' Equity per Share...................................................      13.21                13.77
Net Interest Margin .............................................................       2.32%                2.29%
Efficiency Ratio.................................................................      53.25%               58.25%

EARNINGS/CASH DIVIDENDS
[CHART]

NET INTEREST/NET INCOME
[CHART]

--------------------------------------------------------------------------------
LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

TO OUR STOCKHOLDERS:

As I look back over l996 and review its challenges and accomplishments, I am pleased to report that our 81st year in business was another successful year at PennFirst Bancorp, Inc. The industry's deposit insurance disparity issue was finally resolved and the Company continues to grow in spite of an increasingly competitive business environment.

'96 OPERATING RESULTS: We are pleased with the annual results despite the impact that the recapitalization of the Savings Association Insurance Fund ("SAIF") had on our industry. PennFirst reported 1996 earnings of $.71 per share on net income of $2.8 million compared to earnings of $.94 per share on net income of $4.0 million in 1995. This decline is directly attributable to the one-time special SAIF assessment. Excluding the SAIF assessment, earnings per share would have increased 11.7% to $1.05 per share on income of $4.2 million.

For PennFirst, this special SAIF assessment charge, which was applied to all banks and thrifts with SAIF-insured FDIC deposits, resulted in a $2.2 million pretax charge or $.34 per share. Despite the impact this assessment had on 1996 earnings, the resolution of the SAIF issue will actually have a positive impact on future earnings by reducing PennFirst's deposit insurance premiums from $.23 to $.06 per $100 in deposits which equates to an estimated pre-tax annual premium savings of approximately $550,000. This premium reduction will enable PennFirst to be more competitive with commercial banks in pricing our deposit products.

[PHOTO]
Charlotte A. Zuschlag, President and CEO

PennFirst's total assets grew to a record $698.7 million at year end 1996 which represents a 6.0% increase over 1995 year end levels of $659.4 million. The past year's increase can be primarily attributed to our exceptional loan growth. Strong mortgage and consumer demand combined with our expanded emphasis on construction lending allowed us to increase total loans by 17.9% in 1996. Total net loan outstandings increased to $216.9 million compared to $183.9 million at year end 1995. PennFirst's nonperforming asset ratio increased to 0.59% at December 31, 1996, the result of $3.6 million of financing leases being placed on nonaccrual status during the first quarter of 1996. Despite the increase, this ratio continues to evidence PennFirst's strong asset quality and is still impressive when compared to industry norms. As a result of the increase in nonperforming assets, the Company increased its allowance for loan losses to $3.3 million or 1.46% of the Company's total loans receivable at December 31, 1996.

NONPERFORMING ASSETS TO TOTAL ASSETS
[CHART]

PennFirst's unwavering commitment to closely monitor and control our operating expenses is best evaluated by reviewing our efficiency ratio. While a 60% ratio is considered an industry benchmark, in 1996, PennFirst improved its efficiency ratio to an impressive 53.25%.

STOCKHOLDER VALUE: PennFirst has paid a cash dividend each quarter since our stock conversion in June 1990. In addition to the quarterly cash dividends totaling $.36 per share, we also paid a special $.50 per share cash dividend in June 1996. The Board of Directors is committed to a philosophy of sharing profits with stockholders and keeping stockholder return a primary focus.

The PennFirst Dividend Reinvestment/Stock Purchase Plan also continues to be well received by our stockholders. During 1996, stockholders acquired over 49,600 additional shares of PennFirst stock without paying commissions or fees through the Plan's automatic dividend reinvestment and optional cash payment features. Recognizing an attractive opportunity to repurchase our stock, PennFirst also committed nearly $3.0 million to its stock buyback program in 1996.

MERGER AGREEMENT ANNOUNCED: In September we announced the execution of a definitive agreement to acquire Troy Hill Bancorp, Inc., a thrift holding company headquartered in the Troy Hill area of Pittsburgh. At December 31, 1996, Troy Hill Bancorp, Inc. had total assets of $102.6 million. Troy Hill Federal Savings Bank, a wholly owned subsidiary of Troy Hill Bancorp, Inc., has two offices located in the Allegheny County communities of Troy Hill and Wexford. Under the terms of the agreement, Troy Hill Federal Savings Bank will continue to operate as a separate subsidiary of PennFirst for a minimum period of one year. Subject to stockholder and regulatory approval, this acquisition fits well with our business and strategic growth plans and should allow PennFirst to further enhance stockholder value as well as increase our market presence in Allegheny County.


ALLOWANCE FOR LOAN LOSSES
[CHART]

CUSTOMER FOCUS: At PennFirst we are committed to providing "exceptional customer service" with the bottom line being "total customer satisfaction". It is this customer orientation that differentiates us from the competition and ultimately is the key to enhancing stockholder value. To this end, several of our offices have expanded evening hours and all of our offices are now open Saturday mornings. In addition, we have provided increased employee training opportunities and have continued our efforts to be an energetic supporter of area organizations and projects aimed at improving the quality of life in our communities.

We further acknowledge that, as a customer driven organization, it is the quality of our people that will make the competitive difference. Our Employee Stock Ownership Plan is a valued benefit and provides employees with true ownership in PennFirst. By more closely aligning employee interests with those of the Company and fellow stockholders, there is added incentive for employees to focus on increasing profits and productivity.

LOOKING TO 1997: We enter 1997 as a stronger organization with talented people and other resources necessary to take advantage of selective opportunities in this dynamic industry. During 1997, we anticipate consummating our acquisition of Troy Hill and intend to continue our growth through an opportunistic acquisition strategy focusing on additional bank and branch office purchases. It is critical that we prudently manage this growth while concentrating on our goal of building an organization that will provide sustainable and consistent growth. We intend to maintain the Company's strong capital position and to keep this strength a priority in any decision that is made.

We intend to begin construction of a new bank office building located in Wexford, Pennsylvania and will soon be finalizing plans to move our Franklin Township office into a newly constructed branch office. Both of these locations are prime growth areas which will further enhance our ability to conveniently serve our expanding customer base. We also understand the critical role technology plays in the delivery of our products and services and will be exploring various data processing alternatives to enable us to continue to provide the services demanded by our customers.

Finally, a sincere thank you to the employees, officers and directors for their continuing dedication and hard work in making 1996 a success. We are fortunate to have a team that works together and is committed to the goal of ensuring that PennFirst remains a profitable and competitive company dedicated to serving its customers and communities.

We also appreciate the confidence our stockholders have shown in PennFirst Bancorp, Inc. We look forward to rewarding your trust by continuing to work hard and keep stockholder value a top priority.

                                    Sincerely,

                                    /s/ CHARLOTTE A. ZUSCHLAG
                                    Charlotte A. Zuschlag
                                    President and Chief Executive Officer

-------------------------------------------------------------------------------
BUSINESS
-------------------------------------------------------------------------------

     PennFirst Bancorp, Inc. ("PennFirst" or the "Company") is a Pennsylvania corporation and thrift holding company registered under the Home Owners' Loan Act, as amended. PennFirst is the parent company of ESB Bank, F.S.B. ("ESB" or the "Savings Bank") and PennFirst Financial Services, Inc. ("PFSI"). PFSI, which was incorporated on July 31, 1992 as a Delaware-chartered company, is engaged in the management of investments on behalf of PennFirst.

     On March 25, 1994, the Company completed its acquisition of ESB Bancorp, Inc. pursuant to which ESB Bancorp, Inc. was merged with and into PennFirst. As a result of the merger, Economy Savings Bank, PaSA ("Economy Savings"), a Pennsylvania chartered savings association and wholly owned subsidiary of ESB Bancorp, Inc., operated as a wholly owned subsidiary of PennFirst until March 30, 1995 when Economy Savings was merged with and into Ellwood Federal Savings Bank. In connection with the merger, the surviving institution amended its federal stock charter to change its name to ESB Bank, F.S.B. ESB is a federally chartered, federally insured stock savings bank headquartered in Ellwood City, Pennsylvania. The Savings Bank conducts business from nine offices in Lawrence, Beaver, Butler and Allegheny counties, located in western Pennsylvania.

     At December 31, 1996, PennFirst had on a consolidated basis, total assets of $698.7 million, total liabilities of $647.2 million, including total deposits of $332.9 million and total stockholders' equity of $51.5 million.

     The Company, through its subsidiaries, is primarily engaged in attracting retail deposits from the general public through its nine offices and using such deposits to originate loans secured by first mortgage liens on single-family (one-to-four units) residential and commercial real estate, construction and consumer loans and to purchase mortgage-backed securities. The Company also originates loans secured by multi-family (over four units) residential real estate and, to a lesser extent, commercial business loans. In addition, the Company utilizes advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh to fund the Company's investment portfolio. The Company invests in securities issued by the United States government and agencies and other investments permitted by federal laws and regulations.

     PennFirst derives its income principally from interest earned on loans, investments and mortgage-backed securities and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Company's primary expenses are interest expense on deposits and borrowings and general operating expenses. Funds for activities are provided by deposits, amortization and prepayments of outstanding loans and mortgage-backed securities and borrowings from the FHLB of Pittsburgh and other sources.

     PennFirst has in recent years emphasized the origination of adjustable-rate single-family residential mortgages ("ARMs"), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, as part of the Company's asset and liability management program which is intended to reduce the Company's vulnerability to rapid increases in interest rates. At December 31, 1996, $131.3 million or 57.9% of the Company's total loan portfolio had adjustable interest rates or maturities of less than 12 months. In recent years, the Company also has increased its origination of commercial real estate loans, construction loans, consumer loans and commercial business loans. Such lending, which generally entails additional credit risks as compared to single-family residential real estate lending, is characterized by shorter terms to maturity and higher interest rates. Furthermore, in recent years, PennFirst has also substantially increased its mortgage-backed securities portfolio as an additional means of strengthening its asset and liability management program. Such mortgage-backed securities are issued by the United States government and agencies thereof and generally have an expected weighted average life of between three and seven years. The Company recently adopted a strategy of purchasing tax-exempt municipals and callable agency securities. The strategy was adopted to increase the overall yield earned on the Savings Bank's investment portfolio and because management believed that a significant or prolonged increase in interest rates was not likely at this time. The Company's investment in mortgage-backed securities (including mortgage-backed securities available for sale) and investment securities (including investment securities available for sale) amounted to $337.6 million or 48.3% and $106.8 million or 15.3%, respectively, of the Company's total assets at December 31, 1996. As a result of the Company's asset and liability management program, during 1996, the Company was able to maintain a one-year interest rate sensitivity gap ("GAP") of between a positive 5% of total assets to a negative 15% of total assets. The Company's GAP was a negative 10.4% of total assets as of December 31, 1996.

     The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Securities and Exchange Commission ("SEC"). ESB, as a federally chartered savings bank is subject to comprehensive regulation and examination by the OTS and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Savings Bank's deposits to the maximum extent permitted by law. ESB is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") which governs reserves required to be maintained against deposits and certain other matters.

-------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

     The following tables set forth certain consolidated financial and other data of the Company at the dates and for the periods indicated. For additional financial information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                                       DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1996        1995       1994(1)     1993       1992
                                                    ----        ----       ----        ----       ----
Balance Sheet Data:
   Total assets ...............................   $698,735    $659,371   $637,916   $410,314   $331,520
   Investment securities held to maturity .....     18,082      20,757     25,206      1,973      8,925
   Investment securities available for sale ...     88,687      43,932      3,260      1,015          -
   Mortgage-backed securities held to maturity .    78,118      91,173    307,172    192,201    192,059
   Mortgage-backed securities available for sale   259,442     286,921    105,175    117,700     38,666
   Loans receivable, net ......................    216,865     183,878    161,630     79,250     75,961
   Savings deposits ...........................    332,889     338,494    333,825    206,629    210,903
   Borrowed funds .............................    309,195     259,472    246,437    160,988     80,187
   Stockholders' equity .......................     51,543      54,926     52,407     40,099     37,615

                                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------
                                                    1996        1995       1994        1993       1992
                                                    ----        ----       ----        ----       ----
Operations Data:
   Interest income ............................   $ 46,737    $ 44,183   $ 34,873   $ 23,878   $ 22,671
   Interest expense ...........................     32,629      30,219     22,159     14,585     13,365
                                                  --------    --------   --------   --------   --------
   Net interest income ........................     14,108      13,964     12,714      9,293      9,306
   Provision for possible losses on loans .....        873          13         41        336        314
                                                  --------    --------   --------   --------   --------
   Net interest income after provision for
        possible losses on loans ..............     13,235      13,951     12,673      8,957      8,992
   Gain (loss) on sale of investment securities
       available for sale .....................        (35)         54        140        324       (244)
   Noninterest income .........................        868         892        871        771        652
   Noninterest expense (3) ....................     10,535       8,962      7,364      4,993      5,676
                                                  --------    --------   --------   --------   --------
   Income before income taxes and cumulative
      effect of change in accounting principle       3,533       5,935      6,320      5,059      3,724
   Income tax expense .........................        703       1,967      2,461      1,902      1,420
                                                  --------    --------   --------   --------   --------
   Income before cumulative effect of change in
        accounting principle ..................      2,830       3,968      3,859      3,157      2,304
    Cumulative effect of change in accounting
        principle .............................          -           -          -        125          -
                                                  --------    --------   --------   --------   --------
   Net income .................................   $  2,830    $  3,968   $  3,859   $  3,282   $  2,304
                                                  ========    ========   ========   ========   ========
   Earnings per share:
       Primary ................................   $    .71    $    .94   $    .91   $    .94   $    .66
                                                  ========    ========   ========   ========   ========
       Fully diluted ..........................   $    .71    $    .94   $    .91   $    .94   $    .65
                                                  ========    ========   ========   ========   ========

                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                    1996        1995       1994        1993       1992
                                                    ----        ----       ----        ----       ----
Other Data (2):
   Return on assets (3) .......................       0.41%       0.61%      0.68%      0.83%      0.73%
   Return on equity (3) .......................       5.47        7.44       7.68       8.44       6.27
   Equity to assets ...........................       7.50        8.24       8.79       9.83      11.70
   Interest rate spread .......................       1.98        1.92       1.96       2.01       2.52
   Net interest margin ........................       2.32        2.29       2.29       2.39       3.05
   Interest-earning assets to interest-bearing
       liabilities ............................       1.07        1.08       1.08       1.10       1.12
   Noninterest expense to assets (3) ..........       1.53        1.39       1.29       1.26       1.81
   Efficiency ratio (4) .......................      53.25       58.25      52.98      49.89      55.65
   Allowance for loan losses to total loans
       receivable at end of period ............       1.46        1.29       1.43       1.64       1.48
   Nonperforming assets to total assets at
       end of period ..........................       0.59        0.13       0.40       0.49       1.16
   Cash dividends per share ...................     $  .86      $  .36     $  .28     $  .17     $  .12


---------------

(1) In March 1994, the Company completed its acquisition of ESB Bancorp, Inc. As a result of the merger, PennFirst acquired $147.2 million in assets, including total loans of $65.0 million, and total liabilities of $121.3 million, including $114.2 million in deposits.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the respective periods.

(3) Exclusive of the $2.2 million one-time special SAIF assessment, PennFirst's noninterest expense, return on assets, return on equity and noninterest expense to assets ratios would have been $8.3 million, 0.61%, 8.08% and 1.21%, respectively, for the year ended December 31, 1996.

(4) The ratio is calculated by dividing noninterest operating expenses by total recurring operating revenues (securities and other asset sales excluded from revenue), adjusted by removing non cash charges such as intangible amortization and special foreclosed real estate charges and any special non-recurring expense (one-time special SAIF assessment in 1996).

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

GENERAL

      The operating results of PennFirst depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist of deposits and borrowings. The Company's net income is also affected by its provision for possible losses on loans, as well as the level of its noninterest income, including loan origination and other fees, and its noninterest expenses, such as employee salaries and benefits, occupancy costs and income taxes.

      In general, thrift institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of thrift institutions, including the Savings Bank, have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits. This factor has historically caused the income earned by thrift institutions, including ESB, on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates. To reduce the effect of adverse changes in interest rates on its operations, the Company has implemented the asset and liability management policies described below.

ASSET AND LIABILITY MANAGEMENT

      PennFirst maintains a program designed to preserve the Company's relatively low exposure to material and prolonged increases in interest rates. The principal determinant of the exposure of PennFirst's earnings to interest rate risk is the timing difference between the repricing or maturity of PennFirst's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. PennFirst's asset and liability management policies have generally increased the Company's interest rate sensitivity primarily by shortening the maturities of PennFirst's interest-earning assets while at the same time extending the maturities of PennFirst's interest-bearing liabilities. The Board of Directors of PennFirst continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Board emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. The Company's mortgage-backed securities portfolio consists of both adjustable-rate as well as fixed-rate securities that have expected weighted average lives of between three and seven years.

      The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice-President of Operations and the Senior Vice President of Lending of the Company. This committee, which meets quarterly, generally monitors various asset and liability management policies which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on investment in mortgage-backed securities as described above; and
(ii) an emphasis on the origination of adjustable-rate single-family residential mortgages ("ARMs"), residential construction loans and commercial real estate loans which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans.

      As of December 31, 1996, the implementation of these asset and liability strategies resulted in the following: (i) $131.3 million or 57.9% of the Company's total loan portfolio had adjustable interest rates or maturities of less than 12 months; (ii) $79.0 million or 56.7% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs; and (iii) $140.7 million or 41.7% of the Company's portfolio of mortgage-backed securities (including mortgage-backed securities available for sale) were secured by ARMs.

      The implementation of the foregoing asset and liability strategies has resulted in the Company being able to maintain a one-year interest rate sensitivity GAP ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity GAP is defined as the difference between the Company's interest-earning assets which are scheduled to mature or reprice within one year and its interest-bearing liabilities which are scheduled to mature or reprice within one year. At December 31, 1996, the Company's interest-earning assets maturing or repricing within one year totaled $281.6 million while the Company's interest-bearing liabilities maturing or repricing within one year totaled $354.1 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $72.5 million or a negative 10.4% of total assets. At December 31, 1996, the percentage of the Company's assets to liabilities maturing or repricing within one year was 79.5%. The Company's one-year GAP changed from a negative 5.6% of total assets at December 31, 1995 to the negative 10.4% of total assets at December 31, 1996 as a result of the Company's maturing FHLB advances. The Company does not presently anticipate that its one-year interest rate sensitivity GAP will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

      The one-year interest rate sensitivity GAP has been the most common industry standard used to measure an institution's interest rate risk position. PennFirst also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of PennFirst believes that simulation modeling may more accurately estimate the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different prepayment and decay assumptions to maximize the stability of net interest income under various interest rate scenarios. At December 31, 1996, PennFirst's simulation model indicated that the Company's balance sheet is liability sensitive, and as such in a 300 basis point rising rate environment, with minor changes in the balance sheet and limited reinvestment changes, net interest income is projected to decrease by approximately 6% over a 24-month period.

INTEREST RATE-SENSITIVITY ANALYSIS

The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

                                                                                                       DECEMBER 31,
                                                                                         -------------------------------------
                                                                                           1996          1995           1994
                                                                                         ---------     ---------     ---------
                                                                                                  (DOLLARS IN THOUSANDS)

Interest-earning assets maturing or repricing within one year(1) .....................    $281,615      $299,470      $301,301
Interest-bearing liabilities maturing or repricing within one year(2) ................     354,077       336,382       327,870
                                                                                          --------      --------      --------
Deficiency of interest-earning assets over interest-bearing liabilities ..............    $(72,462)     $(36,912)     $(26,569)
                                                                                          ========      ========      ========
Deficiency of interest-earning assets over interest-bearing
    liabilities as a percentage of total assets ......................................      (10.36)%       (5.60)%       (4.16)%
Percentage of assets to liabilities maturing or repricing within one year ............       79.53%        89.03%        91.90%

---------------

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on the assumptions set forth in the footnotes to the following table.

(2) Does not include demand accounts because they are noninterest-bearing. Deposit decay rates are based on the assumptions set forth in the footnotes to the following table.

      The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1996 based on the information and assumptions set forth in the notes.

                                                                                MORE THAN     MORE THAN
                                                       WITHIN      SIX TO       ONE YEAR     THREE YEARS        OVER
                                                        SIX        TWELVE       TO THREE       TO FIVE          FIVE
                                                       MONTHS      MONTHS         YEARS         YEARS           YEARS       TOTAL
                                                       ------      ------         -----         -----           -----       -----
Interest-earning assets(1):                                                     (DOLLARS IN THOUSANDS)
   Mortgage and other loans:
       Fixed(2)...................................    $  5,954   $   5,375    $   18,070    $    11,919      $  24,060     $ 65,378
       Variable(3)................................      34,787      17,691        23,515         10,161         13,183       99,337
   Consumer loans(4)..............................      21,383       6,721        11,065          3,719          2,433       45,321
   Commercial business loans(4)...................       5,243         260           345             66            106        6,020
   Mortgage-backed securities(5)..................      85,161      72,694        45,839         57,222         73,224      334,140
   Investment securities and other
       interest-earning assets....................      23,846       2,500             -          1,260        100,575      128,181
                                                      --------   ---------    ----------    -----------      ---------     --------
           Total..................................    $176,374   $ 105,241    $   98,834    $    84,347      $ 213,581     $678,377
                                                      ========   =========    ==========    ===========      =========     ========
Interest-bearing liabilities:
   Deposits:
       Regular savings and NOW accounts(6)(7).....    $  9,571    $  6,954    $   17,619    $    12,715      $  34,179     $ 81,038
       Money market deposit accounts(8)...........      38,038       3,280         8,662          4,326          4,316       58,622
       Certificates of deposits...................      92,850      31,376        45,679         13,216          6,863      189,984
   Borrowings.....................................     101,923      70,085       135,534            231          1,466      309,239
                                                      --------    --------    ----------    -----------      ---------     --------
           Total..................................    $242,382    $111,695    $  207,494    $    30,488      $  46,824     $638,883
                                                      ========    ========    ==========    ===========      =========     ========
Excess (deficiency) of interest-earning assets
   over interest-bearing liabilities..............    $(66,008)   $ (6,454)   $ (108,660)   $    53,859      $ 166,757     $ 39,494
                                                      ========    ========    ==========    ===========      =========     ========
Cumulative excess (deficiency) of interest-
   earning assets over interest-bearing liabilities   $(66,008)   $(72,462)   $ (181,122)   $  (127,263)     $  39,494
                                                      ========    ========    ==========    ===========      =========
Cumulative excess (deficiency) of interest-
   earning assets over interest-bearing liabilities
   as a percentage of total assets................      ( 9.44)%    (10.36)%      (25.91)%       (18.20)%         5.65%
                                                      ========    ========    ==========    ===========      =========

----------------

(1) Net of undisbursed loan proceeds and unearned premiums, discounts and fees.

(2) For fixed-rate single-family residential real estate loans, assumes annual amortization and prepayment rate at 12%. For fixed-rate multi-family residential loans and other loans, assumes annual amortization and prepayment rate at 10%.

(3) Assumes annual amortization and prepayment rate at 22% for adjustable-rate single-family residential loans and at 25% for adjustable-rate multi-family residential and commercial real estate loans.

(4)  Assumes annual amortization and prepayment rate at 35%.

(5) Assumes annual amortization and prepayment rate at 12% for fixed-rate mortgage-backed securities, 30% for adjustable-rate mortgage-backed securities and 16% for 5 and 7 year fixed balloon securities.

(6) For regular savings accounts, assumes an annual decay rate of 17%. For NOW accounts, assumes an annual decay rate of 22%.

(7) Does not include demand accounts because they are noninterest-bearing. Includes advances by borrowers for taxes and insurance.

(8)  For money market deposit accounts, assumes an annual decay rate of 29%.

RESULTS OF OPERATIONS

      PennFirst reported net income of $2.8 million, $4.0 million and $3.9 million in 1996, 1995 and 1994, respectively. Net income decreased by $1.2 million or 28.7% in 1996. The decrease was primarily the result of a one-time special SAIF assessment of $2.2 million, combined with a $860,000 increase in the provision for possible losses on loans and a $113,000 decrease in noninterest income, which more than offset a $1.3 million decrease in income tax expense and a $623,000 decrease in noninterest expense (excluding the special SAIF assessment). Net income increased by $109,000 or 2.8% in 1995. The increase was primarily the result of a $1.3 million increase in net interest income, a $494,000 decrease in income tax expense and a $28,000 decrease in the provision for possible losses on loans, which was substantially offset by an increase in noninterest expense of $1.6 million and a $65,000 decrease in noninterest income. Without the one-time special assessment, the Company would have recognized net income of $4.2 million in 1996, an increase of $210,000 or 5.3% when compared to the prior year.

      On September 30, 1996, President Clinton signed into law legislation recapitalizing the SAIF resulting in a one-time special assessment charge to all banks and thrifts (including ESB) which have SAIF-insured FDIC deposits. The one-time special assessment required a payment of 65.7 cents for every $100 of SAIF insured deposits held at March 31, 1995.

      NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

      The following table sets forth, for the periods indicated, information regarding (i) the Company's average balance sheet; (ii) interest earned and the resultant average yields; (iii) interest paid and the resultant average rates;
(iv) net interest income; (v) interest rate spread; and (vi) net interest margin. Information is based on the average month-end balances during the indicated periods.

                                                                         YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------------------
                                                 1996                              1995                            1994
                                     ----------------------------     ----------------------------      --------------------------
                                               INTEREST                         INTEREST                           INTEREST
                                     AVERAGE     AND      YIELD/      AVERAGE      AND      YIELD/      AVERAGE      AND     YIELD/
                                     BALANCE   DIVIDENDS  COST(1)     BALANCE   DIVIDENDS    COST       BALANCE   DIVIDENDS   COST
                                     -------   ---------  -------     -------   ---------    ----       -------   ---------   ----
                                                                        (DOLLARS IN THOUSANDS)
Interest-earnings assets:
   Loans(2)........................ $200,570    $16,182    8.07%       $175,468    $15,156   8.64%      $132,144    $10,619   8.04%
   Interest-earning deposits.......    4,075        142    3.48           3,987        200   5.02         10,495        270   2.57
   Investment securities(3,4)......  102,536      8,029    7.83          43,726      3,275   7.49         21,632      1,480   6.84
   Mortgage-backed securities(5)...  350,789     22,962    6.55         395,456     25,204   6.37        381,994     21,917   5.74
   Other interest-earning assets...   14,214        901    6.34          12,203        818   6.70         10,882        654   6.01
                                    --------    -------                --------    -------              --------    -------
      Total interest-earning assets  672,184     48,216    7.17         630,840     44,653   7.08        557,147     34,940   6.27
                                                -------                            -------                          -------

Noninterest-earning assets:
   Office properties and equipment,
       net.........................    2,805                              2,859                            2,384
   Real estate, net................       58                                106                              300
   Other noninterest-earning assets   14,277                             13,169                           11,645
                                    --------                           --------                         --------
       Total assets................ $689,324                           $646,974                         $571,476
                                    ========                           ========                         ========

Interest-bearing liabilities:
   Interest-bearing deposits and
       escrow...................... $331,435     14,428    4.35        $334,225     14,721   4.40       $296,438     11,198   3.78
   FHLB advances...................  282,750     17,354    6.14         241,191     14,893   6.17        211,165     10,660   5.05
   Other borrowings................   14,171        847    5.98           9,802        605   6.17          5,970        301   5.04
                                    --------    -------                --------    -------              --------    -------
       Total interest-bearing
           liabilities.............  628,356     32,629    5.19         585,218     30,219   5.16        513,573     22,159   4.31
                                                -------                            -------                          -------

Noninterest-bearing liabilities:
   Noninterest-bearing deposits....    3,855                              3,415                            2,862
   Other liabilities...............    5,401                              5,026                            4,797
                                    --------                           --------                         --------
       Total liabilities...........  637,612                            593,659                          521,232
       Stockholders' equity........   51,712                             53,315                           50,244
                                    --------                           --------                         --------
       Total liabilities and
          stockholders' equity..... $689,324                           $646,974                         $571,476
                                    ========                           ========                         ========

Net interest income (3)............             $15,587                            $14,434                          $12,781
                                                =======                            =======                          =======

Interest rate spread...............                        1.98%                             1.92%                            1.96%
                                                           ====                              ====                             ====

Net interest margin ...............                        2.32%                             2.29%                            2.29%
                                                           ====                              ====                             ====

(1) At December 31, 1996, the weighted average yields and rates were as follows: total loans, 8.03%; interest-earning deposits, 5.39%; investment securities, 7.85%; mortgage-backed securities, 6.72%; other interest-earning assets, 6.25%; total interest-earning assets, 7.30%; interest-bearing deposits and escrow, 4.35%; FHLB advances, 6.09%; other borrowings, 5.57%; total interest-bearing liabilities, 5.18%; and interest rate spread, 2.12%.

(2)  Does not include interest on loans 90 days or more past due.

(3) Investment securities interest and yields are shown on a fully tax equivalent basis.

(4)  Includes investment securities classified as available for sale.

(5)  Includes mortgage-backed securities classified as available for sale.

      The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to
(i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). The changes in both rate and volume have been allocated to the change in rate or the change in volume based upon their respective percentages of their combined totals.

                                                             1996 COMPARED TO 1995              1995 COMPARED TO 1994
                                                              INCREASE (DECREASE)                INCREASE (DECREASE)
                                                                    DUE TO                               DUE TO
                                                      -------------------------------       -------------------------------
                                                        RATE        VOLUME      NET           RATE       VOLUME        NET
                                                        ----        ------      ---           ----       ------        ---
                                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans(1) ........................................  $(1,044)    $ 2,070     $ 1,026       $   844    $ 3,693      $ 4,537
   Interest-earning deposits .......................      (62)          4         (58)          160       (230)         (70)
   Investment securities(2) ........................      156       4,598       4,754           152      1,643        1,795
   Mortgage-backed securities(3) ...................      667      (2,909)     (2,242)        2,494        793        3,287
   Other interest-earning assets ...................      (46)        129          83            80         84          164
                                                      -------     -------     -------       -------    -------      -------
   Total net change in income on
       interest-earning assets .....................     (329)      3,892       3,563         3,730      5,983        9,713
                                                      -------     -------     -------       -------    -------      -------
Interest-bearing liabilities:
   Interest-bearing deposits and escrow                  (171)       (122)       (293)        1,993      1,530        3,523
   FHLB advances ...................................      (90)      2,551       2,461         2,585      1,648        4,233
   Other borrowings(4) .............................      (20)        262         242            78        226          304
                                                      -------     -------     -------       -------    -------      -------
   Total net change in expense on
       interest-bearing liabilities ................     (281)      2,691       2,410         4,656      3,404        8,060
                                                      -------     -------     -------       -------    -------      -------
Net change in net interest income ..................  $   (48)    $ 1,201     $ 1,153       $  (926)   $ 2,579      $ 1,653
                                                      =======     =======     =======       =======    =======      =======


(1)  Does not include interest on loans 90 days or more past due.

(2)  Includes investment securities classified as available for sale.

(3)  Includes mortgage-backed securities classified as available for sale.

(4) See "Business - Sources of Funds - Borrowings" for a discussion of the treasury tax and loan note.

      The Company's net interest income increased by $1.3 million or 9.8% in 1995 and by $144,000 or 1.0% in 1996. The increase in 1995 was a result of a $9.3 million or 26.7% increase in total interest income, which offset an increase of $8.1 million or 36.4% in total interest expense. The increase in total interest income was primarily attributable to increases in the average balances of loans and investment securities, and an 81 basis point increase in the weighted average yield earned on total interest-earning assets. The increase in total interest expense was due primarily to an 85 basis point increase in the weighted average rate paid on total interest-bearing liabilities and an increase in the average balance of total interest-bearing liabilities. The increase in 1996 was a result of a $2.6 million or 5.8% increase in total interest income which offset an increase of $2.4 million or 8.0% in total interest expense. The increase in total interest income was primarily attributed to increases in the average balances of investment securities and loans. The increase in total interest expense was due primarily to an increase in the average balance of FHLB advances.

      INTEREST INCOME. Interest on loans increased by $4.5 million or 42.7% in 1995 and by $1.0 million or 6.8% in 1996. The increase in 1995 was primarily attributable to an increase of $43.3 million in the average balance of loans outstanding, which was a result of $64.5 million in loan originations and purchases during the year. The increase in 1996 was primarily attributable to an increase of $25.1 million in the average balance of loans outstanding, which was a result of $89.2 million in loan originations and purchases during the year.

      Interest on mortgage-backed securities (including mortgage-backed securities available for sale) increased $3.3 million or 15.0% in 1995 and decreased by $2.2 million or 8.9% in 1996. The increase in 1995 was primarily due to an increase of 63 basis points in the weighted average yield earned on mortgage-backed securities and, to a lesser extent, a $13.5 million increase in the average balance of mortgage-backed securities. The average yield earned on mortgage-backed securities increased due to the general increase in short-term interest rates. The increase in the average balance of mortgage-backed securities in 1995 reflected the purchases of mortgage-backed securities discussed under - "Asset and Liability Management". During the 12 months ended December 31, 1995, the Company purchased $72.3 million of additional mortgage-backed securities (including mortgage-backed securities available for sale), consisting primarily of Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Government National Mortgage Association ("GNMA") mortgage participation certificates. On December 1, 1995, the Company reclassified $8.1 million of investment securities held to maturity to investment securities available for sale, as well as $184.9 million of mortgage-backed securities held to maturity to mortgage-backed securities available for sale. The reclassification was in accordance with the Financial Accounting Standards Board ("FASB") issuing a special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment. At December 31, 1995, the Company had classified $286.9 million of its mortgage-backed securities as available for sale. The Company has classified such securities as available for sale due to expected changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. The Company has occasionally sold securities from its available for sale portfolio in accordance with its asset and liability management strategies. The decrease in interest on mortgage-backed securities in 1996 was primarily due to a decrease of $44.7 million in the average balance of mortgage-backed securites which was the result of the cash flows from the portfolio being utilized to fund the increase in loan originations and the purchase of investment securities. At December 31, 1996, the Company classified $259.4 million of its mortgage-backed securities as available for sale. The Company has classified such securities as available for sale due to expected interest rate changes, resultant prepayment risk and other factors related to interest rate or prepayment risk. The Company has occasionally sold securities from its available for sale portfolio in accordance with its asset and liability management strategies.

      Interest and dividends on investment securities (including investment securities available for sale) and other interest-earning assets (consisting primarily of U.S. government and agency obligations, corporate and municipal obligations, interest-earning deposits and FHLB of Pittsburgh stock) increased by $1.5 million or 63.5% in 1995 and by $3.8 million or 98.6% in 1996. The increase in 1995 primarily resulted from an increase of $16.9 million in the average balance of investment securities and other interest-earning assets (primarily FHLB of Pittsburgh stock). The increase in 1996 was primarily due to an increase of $58.8 million in the average balance of investment securities. The increase was primarily the result of the purchase of $43.9 million of callable U.S. Goverment agency securities, consisting of FHLMC, FNMA and FHLB securities, and $32.5 million of municipal obligations during 1996.

      INTEREST EXPENSE. Interest expense on deposits, the largest component of the Company's interest-bearing liabilities, increased by $3.5 million or 31.5% in 1995 and decreased by $293,000 or 2.0% in 1996. The increase in 1995 was primarily due to a 62 basis point increase in the weighted average rate paid on interest-bearing deposits and, to a lesser extent, by an increase of $37.8 million in the average balance of interest-bearing deposits. The increase in the average balance of deposits during 1995 was primarily the result of the acquisition of $114.2 million of deposits in connection with the acquisition of Economy Savings in 1994. The average rate paid on interest-bearing deposits increased due to the general increase in short-term interest rates. The decrease in 1996 was due to a 5 basis point decrease in the weighted average rate paid on interest-bearing deposits and, to a lesser extent, by a decrease of $2.8 million in the average balance of interest-bearing deposits. The decreases in the average rate paid and the average balance on interest-bearing deposits were primarily the result of the decline in interest rates offered by the Savings Bank on its deposit accounts.

      Interest on borrowings (consisting of advances from the FHLB of Pittsburgh, treasury tax and loan note payable and reverse repurchase agreements) increased in 1995 by $4.5 million or 41.4% and by $2.7 million or 17.4% in 1996. The increase in 1995 was primarily due to an increase of 112 basis points in the weighted average rate paid on the Company's borrowed funds. The average rate paid on borrowed funds increased in 1995 due to the general increase in short-term interest rates. The increase in 1995 was also, to a lesser extent, due to an increase of $30.0 million in the average balance of FHLB advances which were utilized to fund, in part, the purchase of $131.0 million of mortgage-backed and investment securities. The increase in 1996 was primarily due to an increase of $41.6 million in the average balance of FHLB advances which were utilized to purchase $174.0 million in mortgage-backed and investment securities. The purchases of mortgage-backed and investment securities during 1995 and 1996 were funded at positive interest rate spreads through short-term advances from the FHLB of Pittsburgh.

      PROVISIONS FOR POSSIBLE LOSSES ON LOANS. Provisions for possible losses on loans are charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio.

      PennFirst recorded provisions for possible losses on loans of $41,000 , $13,000 and $873,000 in 1994, 1995 and 1996, respectively. The provision in 1994 was due to specific provisions relating to single-family residential mortgages and personal line of credit loans. The provision in 1995 was due to specific provisions relating to single-family home equity loans. The provision in 1996 was due to an increase in general reserve provisions relating to financing lease loans as discussed in greater detail below. At December 31, 1996, the Company's total allowance for loan losses amounted to $3.3 million or 1.46% of the Company's total loan portfolio and 81.0% of the Company's total nonperforming loans.

      The Company's nonperforming assets increased during 1996 as a result of the Company placing $3.6 million of financing leases on nonaccrual status during the first quarter of 1996. These leases were all originated by, serviced by and financially guaranteed by Bennett Funding Group and affiliates which have filed for Chapter 11 bankruptcy. As a result of the disruption of payment flows and the uncertainty regarding the status of the servicer, the Savings Bank has classified all $3.6 million of the leases as substandard, categorizing them as nonperforming and increased the Company's loss reserves to 25 percent of the aggregate balance of the lease agreements based on the substandard classification. There can be no assurance that additional losses will not be incurred in connection with the lease agreements. The Company continues to closely monitor the situation. As a result of the leases, the Company increased the provision for possible losses on loans by $860,000 in 1996.

      NONINTEREST INCOME. The Company's noninterest income decreased by $65,000 or 6.4% in 1995 and by $113,000 or 11.9% in 1996. The decreases in 1995 and 1996 were primarily the result of a $86,000 and a $89,000 decline in gain on sale of securities available for sale, during the respective periods. The sales of such securities are discussed in greater detail below.

      Fees and service charges increased by $37,000 or 4.6% in 1995 and decreased by $28,000 or 3.3% in 1996. The increase in 1995 was primarily due to an increase in fees earned on NOW accounts and, to a lesser extent, an increase in loan origination fees earned on construction loans. The decrease in 1996 was primarily due to a decrease in loan origination fees earned on construction loans.

      The $54,000 gain on sale of securities available for sale (including mortgage-backed and investment securities) recognized during 1995 was the result of the sale of approximately $67.8 million of such securities within the Company's available for sale portfolio during 1995. The Company's management decided upon review of the securities within its available for sale portfolio that, due to a projected increase in prepayment speeds on certain fixed and adjustable-rate mortgage-backed securities, it was in the Company's best interest to sell such securities within its portfolio. The proceeds from the sale were primarily invested in adjustable rate mortgage-backed securities and tax-exempt municipal obligations. The $35,000 loss on sale of securities available for sale recognized during 1996 was the result of the sale of $86.5 million of mortgage-backed and investment securities within its available for sale portfolio during 1996. The proceeds from the sale were invested in fixed-rate mortgage-backed securities that have expected weighted average lives of between three and seven years and callable U.S. Government agency securities with maturities exceeding five years. The securities sold during 1996 displayed similar characteristics to those that were sold during 1995.

      Miscellaneous other income decreased by $16,000 or 25.4% in 1995 and increased by $4,000 or 8.5% in 1996. The decrease in 1995 was due primarily to a decline in income associated with the Savings Bank's subsidiary, AMSCO, Inc. ("AMSCO"). The increase during 1996 was due primarily to a fee paid to the Savings Bank as a result of granting a right of way that was adjacent to a branch facility and, to a lesser extent, from income associated with AMSCO. AMSCO is involved in a 50% partnership with a local developer for the purpose of developing raw land into lots and the construction of single-family residences.

      NONINTEREST EXPENSE. Noninterest expense increased by $1.6 million or 21.7% in 1995 and by $1.6 million or 17.6% in 1996. The increase in 1995 was attributed to: (1) an increase in professional and legal fees associated with litigation matters; (2) an increase in salaries and personnel costs; and (3) an increase in premises and occupancy costs. The increase for 1996 was attributable to the one-time special SAIF assessment.

      Salaries and personnel costs, which represent the largest component of the Company's recurring noninterest expense, increased by $377,000 or 10.1% in 1995 and by $189,000 or 4.6% in 1996. The increase in 1995 was primarily attributable to an increase of $345,000 in expenses relating to the operations of Economy Savings and, to a lesser extent, normal salary increases and staffing changes. The increase in 1996 was primarily due to normal salary increases and staffing changes. The average number of full-time equivalent employees was 107.8, 109.0 and 109.2 at the end of 1994, 1995 and 1996,
respectively.

      Premises and occupancy costs increased by $122,000 or 14.6% in 1995 and by $15,000 or 1.6% in 1996. The increase in 1995 was primarily due to an increase of $64,000 in expenses relating to the operations of Economy Savings and, to a lesser extent, an increase in repair and maintenance costs of the Savings Bank's branch facilities. The increase in 1996 was primarily due to an increase in repair and maintenance costs of the Savings Bank's branch facilities.

      Federal insurance premiums increased by $91,000 or 13.5% in 1995 and by $7,000 or 0.9% in 1996. Federal insurance premiums are a function of the size of the Company's deposit base and premiums which were assessed by the FDIC during the respective years. The increase in 1995 was primarily due to the $114.2 million in deposits acquired in 1994 in connection with the Company's acquisition of Economy Savings.

      In 1996, the Savings Bank accrued and paid a non-recurring charge or one-time special SAIF assessment of $2.2 million ($1.3 million net of taxes). The assessment consisted of a one-time charge of 65.7 cents for every $100 of SAIF insured deposits held at March 31, 1995 by the Savings Bank. The assessment will be used to recapitalize the SAIF allowing federal insurance premiums going forward to be reduced to approximately $.06 per $100 from $.23 per $100. The Savings Bank estimates a pretax annual savings going forward of approximately $550,000.

      Data processing costs increased by $7,000 or 2.0% in 1995 and by $11,000 or 3.1% in 1996. The increase during 1995 was primarily due to expenses associated with the acquisition of Economy Savings. The increase in 1996 was primarily due to an increase in processing charges.

      Advertising expenses increased by $1,000 or 0.5% in 1995 and decreased by $15,000 or 8.0% in 1996. The increase in 1995 was nominal. The decrease in 1996 was primarily due to the absence of costs associated with a marketing program initiated during 1995.

      PennFirst experienced gains on real estate owned of $123,000 in 1994, $58,000 in 1995 and no gain or loss in 1996. The gain realized during 1994 was primarily due to a recovery of $115,000 from the former owners of a real estate owned property located in Carnegie, Pennsylvania. This property was sold in July 1993. The gain realized during 1995 was primarily due to a $58,000 gain recognized on the sale of a commercial real estate property. As of December 31, 1996, the Company's real estate owned amounted to $37,000.

      Miscellaneous other expenses, which consist primarily of professional fees, forms, supplies, bank charges, postage, insurance expenses, organizational dues, ATM expenses, amortization of intangible assets, net carrying costs associated with real estate owned and provisions for losses on fixed assets, increased by $935,000 or 54.6% in 1995 and decreased by $888,000 or 33.5% in 1996. The increase in 1995 was primarily due to: (1) $146,000 in expenses associated with the operations of Economy Savings, which included $90,000 of amortization expense related to the core deposit intangible acquired in connection with the acquisition of Economy Savings; and (2) increases in professional legal fees associated with litigation matters. The decrease for 1996 was primarily due to: (1) $283,000 recovery relating to litigation expenses incurred in prior periods, as the amount of the settlement recorded in the first half of 1996 was less than those expenses originally estimated; and
(2) a decrease in professional legal fees associated with litigation matters.

      INCOME TAXES. The Company recorded a provision for income taxes of $2.5 million, $2.0 million and $703,000 during 1994, 1995 and 1996, respectively. The effective tax rate decreased from a rate of 38.9% in 1994 to a rate of 33.1% in 1995 and then to a rate of 19.9% in 1996. The decrease in income tax expense in 1995 was primarily due to: (1) the decrease in income before income taxes; and (2) the purchase of $45.6 million in municipal obligations during 1995, which are exempt from federal income taxes. The decrease in income tax expense in 1996 was primarily due to the decrease in income before income taxes caused by the one-time special SAIF assessment of $2.2 million.

LIQUIDITY AND CAPITAL RESOURCES

      The consolidated assets of PennFirst totaled $698.7 million at December 31, 1996 as compared to $659.4 million at December 31, 1995. The $39.4 million or 6.0% increase in total assets was due primarily to an increase of $33.0 million in net loans receivable. The Company's total consolidated liabilities increased by $42.7 million or 7.1% primarily as a result of an increase of $49.7 million in the Company's borrowed funds.

      Total consolidated stockholders' equity as of December 31, 1996 was $51.5 million, a decrease of $3.4 million or 6.2% when compared to total consolidated stockholders' equity at December 31, 1995. The decrease was primarily a result of cash dividends declared of $3.3 million (which incudes a special cash dividend of $.50 per share), the purchase of $3.0 million of Treasury Stock and a $1.1 million decline in the unrealized gain on securities available for sale, which was partially offset by net income of $2.8 million.

      The Savings Bank currently exceeds all regulatory capital requirements, having a tangible and risk-based capital ratio of 6.11% and 19.08% at December 31, 1996, respectively. As a result, regulatory capital requirements should have no material impact on operations. See note 22 of Notes to Consolidated Financial Statements.

      The Savings Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments including United States government and federal agency securities and other investments. Regulations currently in effect require thrifts to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short-term borrowings ("liquidity base") of which short-term liquid assets must consist of not less than 1%. These levels are changed from time to time by the OTS to reflect economic conditions. The Savings Bank's liquidity has recently been influenced by general economic conditions, financial market conditions and fluctuations in the interest rates and products offered by competing entities. Although the Savings Bank has consistently maintained liquidity well in excess of OTS requirements, the restructuring of the asset portfolio has generally reduced the Savings Bank's overall liquidity. At December 31, 1996, the level of the Savings Bank's liquid assets as a percentage of the liquidity base was 11.4%.

      PennFirst's primary source of funds generally has been deposits obtained through the Savings Bank's offices and, to a lesser extent, amortization and prepayments of outstanding loans, maturing investment securities and borrowings from the FHLB of Pittsburgh. During the year ended December 31, 1996, the Company used its sources of funds primarily to purchase mortgage-backed securities, fund loan commitments and, to a lesser extent, purchase investment securities. At December 31, 1996, ESB had outstanding commitments to purchase mortgage-backed securities totaling $8.7 million and no outstanding commitments to purchase investment securities. As of such date, ESB had outstanding loan commitments totaling $24.1 million and $6.4 million of undisbursed loans in process.

      At December 31, 1996, savings certificates amounted to $190.0 million or 57.1% of the Company's total consolidated deposits, including $121.8 million which are scheduled to mature by December 31, 1997. At the same date, the total amount of FHLB advances scheduled to mature by December 31, 1997 was $158.3 million. The Company's management believes that it has adequate resources to fund all of these commitments, that all of these commitments will be funded by December 31, 1997 and that, based upon past experience and current pricing policies, it can adjust the rates of savings certificates to retain a substantial portion of its maturing certificates and also, to the extent deemed necessary, refinance the maturing FHLB advances.

      The Company's nonperforming assets totaled $4.1 million at December 31, 1996 or 0.6% of total assets. Nonperforming assets consist of nonaccrual loans and real estate owned. A loan is placed on nonaccrual when such loan becomes ninety days or more delinquent. Management can also place a loan on nonaccrual based on factors other than delinquency. Nonperforming assets at December 31, 1996 consisted primarily of $285,000 in single-family loans, $163,000 in consumer loans, $3.6 million in financing leases and other commercial business loans and $37,000 in real estate owned, net of reserves. Nonperforming assets at December 31, 1995 totaled $851,000 or 0.1% of total assets and consisted primarily of $599,000 in single-family loans, $86,000 in consumer loans, $114,000 in commercial business loans and $52,000 in real estate owned, net of reserves. Nonperforming assets totaled $2.6 million at December 31, 1994 or 0.4% of total assets and consisted primarily of $668,000 in single-family loans, $1.5 million in multi-family residential and commercial real estate loans, $104,000 in consumer loans and $294,000 in real estate owned, net of reserves. Approximately $232,000, $26,000 and $167,000 of additional interest income would have been recognized in 1996, 1995 and 1994, respectively, if the Company's nonaccrual loans had been current in accordance with their original terms and outstanding throughout the years ended December 31, 1996, 1995 and 1994.

IMPACT OF INFLATION AND CHANGING PRICES

      The Consolidated Financial Statements of PennFirst and the related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of PennFirst's assets and liabilities are critical to the maintenance of acceptable performance levels.


RECENT ACCOUNTING AND REGULATORY DEVELOPMENTS

      In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, which will be effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" which defers the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect, if any, SFAS Nos. 125 and 127 will have on the Company's financial statements.

      On September 30, 1996, President Clinton signed into law the Deposit Funds Act of 1996 ("ACT"). Among other things, the Act imposed a one-time special assessment on deposits insured by the SAIF designed to fully capitalize the SAIF to the level required by law. The result of this one-time charge was $2.2 million ($1.3 million net of tax) to the Savings Bank. The Act also provides for the eventual merger of the SAIF with the Bank Insurance Fund ("BIF") and reallocates payment of Financing Corporation bond obligations to both SAIF and BIF insured institutions. In addition, the Act contains prohibitions on insured institutions facilitating or encouraging the migration of SAIF deposits to the BIF until the end of 1999. As a result of the recapitalization of the SAIF, deposit insurance premiums will be significantly reduced beginning in calendar year 1997 for all SAIF insured institutions. This will have a positive impact on the Savings Bank by reducing its deposit insurance premiums from $.23 per $100 in deposits to approximately $.06 per $100, resulting in annual premium savings of approximately $550,000 before taxes.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                                                                            DECEMBER 31,
                                                                                                       ----------------------
                                                  ASSETS                                                 1996          1995
                                                                                                       ---------    ---------

         Cash on hand and due from banks ...........................................................   $   1,884    $   2,195
         Interest-earning deposits in other institutions ...........................................       5,244        4,448
         Federal funds sold ........................................................................         156          151
         Investment securities held to maturity, at cost (market value
             of $17,849 and $20,916) (notes 2 and 11) ..............................................      18,082       20,757
         Investment securities available for sale, at market
             (cost of $88,823 and $42,733) (notes 3 and 11).........................................      88,687       43,932
         Mortgage-backed securities held to maturity, at cost
             (market value of $75,712 and $89,806) (notes 4 and 11) ................................      78,118       91,173
         Mortgage-backed securities available for sale, at market
             (cost of $259,101 and $286,273) (notes 5 and 11) ......................................     259,442      286,921
         Loans receivable, (net of unearned income of $380 and $467) (notes 6 and 11) ..............     220,174      186,349
         Less allowance for loan losses (note 6) ...................................................       3,309        2,471
                                                                                                       ---------    ---------
             Loans receivable, net .................................................................     216,865      183,878
         Accrued interest receivable (notes 2, 3, 4, 5 and 6) ......................................       5,557        4,651
         Real estate owned, net (note 7) ...........................................................          37           52
         Federal Home Loan Bank stock, at cost (notes 8 and 11) ....................................      15,153       12,473
         Office properties and equipment, at cost, less accumulated depreciation
             and amortization (note 9) .............................................................       2,740        2,841
         Prepaid expenses and sundry assets ........................................................       6,770        5,899
                                                                                                       ---------    ---------
                 Total assets ......................................................................   $ 698,735    $ 659,371
                                                                                                       =========    =========


                                    LIABILITIES AND STOCKHOLDERS' EQUITY
         Liabilities:
             Savings deposits (note 10):
                 Noninterest-bearing ...............................................................   $   5,082    $   3,776
                 Interest-bearing demand, passbook and money market ................................     137,807      139,561
                 Certificate of deposit and other time .............................................     190,000      195,157
                                                                                                       ---------    ---------
                     Total deposits ................................................................     332,889      338,494
             Advances by borrowers for taxes and insurance (note 10) ...............................       1,855        1,808
             Borrowed funds (note 11) ..............................................................     309,195      259,472
             Accrued expenses and other liabilities ................................................       3,253        4,671
                                                                                                       ---------    ---------
                     Total liabilities .............................................................     647,192      604,445
                                                                                                       ---------    ---------

         Commitments and contingencies (notes 9,17, 23 and 24)
         Stockholders' equity (notes 13, 14, 15, 19, 20 and 22):
             Preferred stock:
                 5,000,000 shares, $.01 par value per share, authorized; none issued and outstanding           -            -
             Common stock:
                 at December 31, 1996 and 1995, 10,000,000 shares,
                     $.01 par value per share, authorized; 4,364,023 shares issued .................          44           44
             Additional paid-in capital ............................................................      26,465       26,045
             Retained income, substantially restricted .............................................      31,990       33,706
             Unrealized gain on securities available for sale, net .................................         136        1,219
             Unearned Employee Stock Ownership Plans shares ........................................      (1,136)      (1,205)
             Treasury stock, at cost (462,243 and 375,949 shares) ..................................      (5,956)      (4,883)
                                                                                                       ---------    ---------
                      Total stockholders' equity ...................................................      51,543       54,926
                                                                                                       ---------    ---------
                      Total liabilities and stockholders' equity ...................................   $ 698,735    $ 659,371
                                                                                                       =========    =========




          See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Dollars in Thousands, except share data
-------------------------------------------------------------------------------


                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                        -----------------------------------------
                                                                                          1996             1995            1994
                                                                                        --------         --------        --------
Interest income:
   Loans .............................................................................  $ 16,182         $ 15,156        $ 10,619
   Investment securities held to maturity (note 2) ...................................     1,482            2,065           1,559
   Investment securities available for sale (note 3) .................................     5,209              940             125
   Mortgage-backed securities held to maturity .......................................     4,934           17,543          15,549
   Mortgage-backed securities available for sale .....................................    18,029            7,661           6,367
   Federal Home Loan Bank stock ......................................................       901              818             654
                                                                                        --------         --------        --------
       Total interest income .........................................................    46,737           44,183          34,873
                                                                                        --------         --------        --------

Interest expense:
   Savings deposits and escrow (note 10) .............................................    14,428           14,721          11,198
   Borrowed funds ....................................................................    18,201           15,498          10,961
                                                                                        --------         --------        --------
       Total interest expense ........................................................    32,629           30,219          22,159
                                                                                        --------         --------        --------
Net interest income ..................................................................    14,108           13,964          12,714
Provision for possible losses on loans (note 6) ......................................       873               13              41
                                                                                        --------         --------        --------
Net interest income after provision for possible losses on loans .....................    13,235           13,951          12,673

Noninterest income:
   Fees and service charges ..........................................................       817              845             808
   Gain (loss) on sale of investment and mortgage-backed securities available for sale       (35)              54             140
   Other income ......................................................................        51               47              63
                                                                                        --------         --------        --------
       Total noninterest income ......................................................       833              946           1,011
                                                                                        --------         --------        --------

Noninterest expenses:
   Salaries and personnel costs (note 14) ............................................     4,296            4,107           3,730
   Premises and occupancy costs ......................................................       974              959             837
   Federal insurance premiums ........................................................       774              767             676
   Special SAIF assessment ...........................................................     2,196                -               -
   Data processing costs .............................................................       363              352             345
   Advertising .......................................................................       173              188             187
   Gain on real estate owned .........................................................         -              (58)           (123)
   Other .............................................................................     1,759            2,647           1,712
                                                                                        --------         --------        --------
       Total noninterest expenses ....................................................    10,535            8,962           7,364
                                                                                        --------         --------        --------
       Income before income taxes ....................................................     3,533            5,935           6,320
                                                                                        --------         --------        --------

Income taxes (note 12):
   Federal ...........................................................................       532            1,696           2,060
   State .............................................................................       171              271             401
                                                                                        --------         --------        --------
       Total income taxes ............................................................       703            1,967           2,461
                                                                                        --------         --------        --------
       Net income ....................................................................  $  2,830         $  3,968        $  3,859
                                                                                        ========         ========        ========


   Primary and fully diluted earnings per share ......................................  $    .71         $    .94        $    .91
                                                                                        ========         ========        ========


          See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                     ADDITIONAL  UNEARNED      UNVESTED
                                             COMMON   PAID-IN      ESOP      SHARES HELD
                                             STOCK    CAPITAL     SHARES      BY THE MRP
                                             -----    -------     ------      ----------
Balance at December 31, 1993...............    $27    $11,467    $   (173)       $(25)
                                               ---    -------    --------        ----
Common stock issued as a result of the
    acquisition of ESB Bancorp, Inc. ......     10     14,534        (145)          -
Principal payments on ESOP debt............      -          6         130           -
Additional shares acquired for ESOP .......      -          -      (1,000)          -
Accrued compensation expense for
    the MRP................................      -          -           -          13
Cash dividends declared on Common
    Stock at $.28 per share................      -          -           -           -
Unrealized loss on securities
    available for sale, net................      -          -           -           -
Adjustment as a result of a six-for-five
    stock split of the Company's
    common stock (note 15).................      7         (7)          -           -
Payment of cash in lieu of
    fractional shares relating to a
    six-for-five stock split...............      -        (10)          -           -
Purchase of Treasury Stock, at
    cost (15,829 shares)...................      -          -           -           -
Common stock issued from Treasury
    Stock for options exercised
    (1,592 shares).........................      -          -           -           -
1994 Net income............................      -          -           -           -
                                               ---    -------    --------        ----
Balance at December 31, 1994...............     44     25,990      (1,188)        (12)
                                               ---    -------    --------        ----

Principal payments on ESOP debt............      -         10         215           -
Additional shares acquired for ESOP........      -          -        (232)          -
Accrued compensation expense for
    the MRP................................      -          -           -          12
Cash dividends declared on Common
    Stock at $.36 per share................      -          -           -           -
Unrealized gain on securities
    available for sale, net................      -          -           -           -
Purchase of Treasury Stock, at
    cost (374,712 shares)..................      -          -           -           -
Tax benefit from exercised options.........      -         45           -           -
Common stock issued from Treasury
    Stock for options exercised
    (13,000 shares)........................      -          -           -           -
1995 Net income............................      -          -           -           -
                                               ---    -------    --------        ----
Balance at December 31, 1995...............     44     26,045      (1,205)          -
                                               ---    -------    --------        ----

Principal payments on ESOP debt............      -         11         215           -
Additional shares acquired for ESOP........      -          -        (146)          -
Cash dividends declared on Common
    Stock at $.86 per share................      -          -           -           -
Unrealized loss on securities
    available for sale, net................      -          -           -           -
Purchase of Treasury Stock, at
    cost (232,979 shares)..................      -          -           -           -
Tax benefit from exercised options.........      -        409           -           -
Common stock issued from Treasury
    Stock for options exercised
    (146,685 shares).......................      -          -           -           -
1996 Net income............................      -          -           -           -
                                               ---    -------    --------       -----
Balance at December 31, 1996...............    $44    $26,465    $ (1,136)      $   -
                                               ===    =======    ========       =====

                                                                    UNREALIZED GAIN
                                                                 (LOSS) ON SECURITIES        TOTAL
                                            RETAINED   TREASURY       AVAILABLE          STOCKHOLDERS'
                                             INCOME     STOCK       FOR SALE, NET           EQUITY
                                            -------     -------      ------------          -------
Balance at December 31, 1993............... $28,803     $     -         $       -          $40,099
                                            -------     -------         ---------          -------
Common stock issued as a result of the
    acquisition of ESB Bancorp, Inc. ......       -           -                 -           14,399
Principal payments on ESOP debt............       -           -                 -              136
Additional shares acquired for ESOP .......       -           -                 -           (1,000)
Accrued compensation expense for
    the MRP................................       -           -                 -               13
Cash dividends declared on Common
    Stock at $.28 per share................  (1,361)          -                 -           (1,361)
Unrealized loss on securities
    available for sale, net................       -           -            (3,524)          (3,524)
Adjustment as a result of a six-for-five
    stock split of the Company's
    common stock (note 15).................       -           -                 -                -
Payment of cash in lieu of
    fractional shares relating to a
    six-for-five stock split...............       -           -                 -              (10)
Purchase of Treasury Stock, at
    cost (15,829 shares)...................       -        (219)                -             (219)
Common stock issued from Treasury
    Stock for options exercised
    (1,592 shares).........................      (7)         22                 -               15
1994 Net income............................   3,859           -                 -            3,859
                                            -------     -------         ---------          -------
Balance at December 31, 1994...............  31,294        (197)           (3,524)          52,407
                                            -------     -------         ---------          -------

Principal payments on ESOP debt............       -           -                 -              225
Additional shares acquired for ESOP........       -           -                 -             (232)
Accrued compensation expense for
    the MRP................................       -           -                 -               12
Cash dividends declared on Common
    Stock at $.36 per share................  (1,440)          -                 -           (1,440)
Unrealized gain on securities
    available for sale, net................       -           -             4,743            4,743
Purchase of Treasury Stock, at
    cost (374,712 shares)..................       -      (4,866)                -           (4,866)
Tax benefit from exercised options.........       -           -                 -               45
Common stock issued from Treasury
    Stock for options exercised
    (13,000 shares)........................    (116)        180                 -               64
1995 Net income............................   3,968           -                 -            3,968
                                            -------     -------         ---------          -------
Balance at December 31, 1995...............  33,706      (4,883)            1,219           54,926
                                            -------     -------         ---------          -------

Principal payments on ESOP debt............       -           -                 -              226
Additional shares acquired for ESOP........       -           -                 -             (146)
Cash dividends declared on Common
    Stock at $.86 per share................  (3,307)          -                 -           (3,307)
Unrealized loss on securities
    available for sale, net................       -           -            (1,083)          (1,083)
Purchase of Treasury Stock, at
    cost (232,979 shares)..................       -      (2,983)                -           (2,983)
Tax benefit from exercised options.........       -           -                 -              409
Common stock issued from Treasury
    Stock for options exercised
    (146,685 shares).......................  (1,239)      1,910                 -              671
1996 Net income............................   2,830           -                 -            2,830
                                            -------     -------         ---------          -------
Balance at December 31, 1996............... $31,990     $(5,956)        $     136          $51,543
                                            =======     =======         =========          =======


          See accompanying notes to consolidated financial statements.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
-------------------------------------------------------------------------------

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                     -----------------------------------
                                                                                        1996         1995        1994
                                                                                     ---------    ---------    ---------
Cash flows from operating activities:
   Net Income ....................................................................   $   2,830    $   3,968    $   3,859
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization .............................................         402          422          356
       Provisions for loan and REO losses ........................................         881           25           55
       Amortization of premium and accretion of discounts ........................         930          678        1,417
       (Gain) loss on sale of securities available for sale ......................          35          (54)        (140)
       Increase in accrued interest receivable ...................................        (906)        (624)        (524)
       (Increase) decrease in prepaid and sundry assets ..........................        (871)         163         (200)
       Increase (decrease) in accrued interest payable ...........................         (11)         263          303
       Increase (decrease) in other liabilities ..................................        (392)         339          767
       Other .....................................................................          99           59         (120)
                                                                                     ---------    ---------    ---------
               Net cash provided by operating activities .........................       2,997        5,239        5,773
                                                                                     ---------    ---------    ---------
Cash flows from investing activities:
   Loans originated and purchased ................................................     (89,236)     (64,484)     (60,025)
   Purchases of:
       Investment securities held to maturity ....................................      (8,489)     (10,000)     (22,375)
       Investment securities available for sale ..................................     (68,112)     (48,630)      (1,986)
       Mortgage-backed securities held to maturity ...............................           -       (6,819)    (160,291)
       Mortgage-backed securities available for sale .............................     (97,406)     (65,521)     (20,755)
       Fixed assets ..............................................................        (301)        (651)        (298)
       FHLB stock ................................................................      (2,680)        (535)      (2,895)
   Principal repayments of:
       Loans .....................................................................      55,213       41,326       42,435
       Investment securities held to maturity ....................................      11,171        6,406        1,410
       Investment securities available for sale ..................................       1,650            -            -
       Mortgage-backed securities held to maturity ...............................      12,618       38,232       36,325
       Mortgage-backed securities available for sale .............................      57,795       22,548       33,754
   Proceeds from sale of:
       Loans .....................................................................         274          977           80
       Investment securities available for sale ..................................      20,729       17,723       22,471
       Mortgage-backed securities available for sale .............................      65,736       50,071       36,554
       Fixed assets ..............................................................           -          218           72
       Real estate owned .........................................................          56          371          131
       Purchase of ESB Bancorp, Inc. net of cash acquired ........................           -            -        2,956
                                                                                     ---------    ---------    ---------
               Net cash used by investing activities .............................     (40,982)     (18,768)     (92,437)
                                                                                     ---------    ---------    ---------
Cash flows from financing activities:
   Net increase (decrease) in NOW, money market demand, passbook and club accounts        (448)         307       (7,876)
   Net increase (decrease) in certificates of deposits ...........................      (5,157)       4,362       20,888
   Net increase other borrowed funds .............................................      49,723       13,036       79,946
   Proceeds received from the exercise of stock options ..........................         671           64           15
   Cash dividends paid on common stock ...........................................      (3,400)      (1,489)      (1,238)
   Purchase of treasury stock ....................................................      (2,983)      (4,866)        (219)
   Additional stock purchased by ESOP ............................................        (146)        (232)      (1,000)
   Principal repayment of ESOP debt ..............................................         215          215          130
                                                                                     ---------    ---------    ---------
               Net cash provided by financing activities .........................      38,475       11,397       90,646
                                                                                     ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents .............................         490       (2,132)       3,982
Cash and cash equivalents at beginning of year ...................................       6,794        8,926        4,944
                                                                                     ---------    ---------    ---------
Cash and cash equivalents at end of year .........................................   $   7,284    $   6,794    $   8,926
                                                                                     =========    =========    =========
Supplemental schedule of noncash investing and financing activities:
       The Company purchased all of the common stock of ESB Bancorp, Inc. for
           $26.0 million.  In conjunction with the acquisition, the
           assets acquired and the liabilities assumed were as follows:
           Fair value of assets acquired .........................................   $       -    $       -    $ 141,834
           Stock issued for purchase of ESB Bancorp, Inc. common stock ...........           -            -      (14,399)
           Cash paid for ESB Bancorp, Inc. common stock ..........................           -            -      (11,576)
           Liabilities assumed ...................................................           -            -     (121,266)
                                                                                     ---------    ---------    ---------
               Excess of liabilities assumed over assets acquired ................   $       -    $       -    $  (5,407)
                                                                                     =========    =========    =========
Supplemental disclosures of cash flow information:
       Cash paid during the year for:
           Interest ..............................................................   $  32,684    $  30,070    $  21,818
                                                                                     =========    =========    =========
           Income taxes ..........................................................   $   1,089    $   1,975    $   2,075
                                                                                     =========    =========    =========
       Noncash items:
           Foreclosed mortgage loans transferred to  real estate owned ...........   $      55    $     103    $     121
                                                                                     =========    =========    =========
           Dividends declared but not paid .......................................   $     343    $     353    $     402
                                                                                     =========    =========    =========
           Transfer of securities from held to maturity to available for sale ....   $       -    $ 192,982    $       -
                                                                                     =========    =========    =========

                See accompanying notes to consolidated financial

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
-------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of PennFirst Bancorp, Inc. ("PennFirst" or the "Company"), a thrift holding company, includes the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. ("ESB" or the "Savings Bank"), PennFirst Financial Services, Inc. ("PFSI") and AMSCO, Inc. ESB was formed as a result of the merger of Economy Savings Bank, PaSA ("Economy Savings"), with and into Ellwood Federal Savings Bank ("Ellwood Federal") with the surviving institution changing its name to ESB. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Basis of Presentation

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks, interest-earning deposits in other institutions and federal funds sold.

Investment and Mortgage-Backed Securities

The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholders' equity, net of tax. Investment and mortgage-backed securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk. Gains and losses on sale of securities are recorded based on the specific identification method. The Company's mortgage-backed securities portfolio consists primarily of Federal National Mortgage Association ("FNMA") mortgage participation certificates, Federal Home Loan Mortgage Corporation ("FHLMC") mortgage participation certificates and Government National Mortgage Association ("GNMA") mortgage participation certificates.

In October 1994, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 119 , "Disclosures about Financial Instruments and Fair Value of Financial Instruments". The Company adopted SFAS No. 119 as of January 1, 1995. The adoption of SFAS No. 119 had no material impact to the Company's financial position or results of operations.

On December 1, 1995, the Company reclassified $8.1 million of investment securities held to maturity to investment securities available for sale, as well as $184.9 million of mortgage-backed securities held to maturity to mortgage-backed securities available for sale. The reclassification was in accordance with the FASB issuing a special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" that permitted this one-time reassessment.

Loans

Monthly payments on loans are scheduled to include principal and interest. Interest earned on loans for which no payments were received during the month is accrued. Interest accrued on loans more than ninety days delinquent or otherwise doubtful of collection is offset by a reserve for uncollected interest and is not recognized as income. Loan origination and commitment fees and all incremental direct loan origination costs are deferred and recognized over the estimated remaining lives of the related loans on a level yield basis. Discounts and premiums on loans purchased are accreted and amortized in the same manner.

The Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," an amendment of SFAS No. 114, effective October 1, 1995. These statements address the accounting by creditors for impairment of certain loans. They apply to all creditors and to all loans, uncollateralized as well as collateralized, except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. The Savings Bank considers all one-to-four family residential mortgage loans and all installment loans (as presented in note 6) to be smaller homogeneous loans. Loans within the scope of these statements are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractural terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractural agreement,

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

the borrower's repayment history and the fair value of collateral for certain collateral dependent loans. Pursuant to SFAS No. 114 paragraph 8, management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Savings Bank's recorded investment in the loans over the measured value of the loans in accordance with SFAS No. 114 are provided for in the allowance for loan losses. The Savings Bank reviews its loans for impairment on a quarterly basis.

Real Estate Owned

Real estate owned is carried at the lower of cost or estimated fair value less estimated cost to sell at the date of acquisition. The carrying value of individual properties is subsequently adjusted by means of an allowance account for declines in fair value.

Allowances for Losses

Provisions for estimated losses on specific loans and real estate owned are charged to operations when any significant decline reduces the market value of the underlying collateral to less than the carrying value. In addition to provisions for specific loans, a general provision is made for losses on loans based on loss experience and prevailing market conditions.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate owned. Such agencies can require the Company to recognize additions to the allowances based on their judgements about information available to them at the time of their examination.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Estimated lives are twenty-five to forty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed on the straight-line method over the term of the related lease.

Interest on Savings and Escrow

Interest on savings deposits and certain deposits by borrowers for taxes and insurance is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

Income Taxes

Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Primary and fully diluted earnings per share are calculated by dividing net income by the weighted average number of common shares and common stock equivalents outstanding. Shares outstanding for 1996 and 1995 do not include ESOP shares that were purchased and unallocated during 1996 and 1995 in accordance with SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Reported primary per share amounts are based on 3,960,505, 4,228,245 and 4,264,219 common and common stock equivalents for 1996, 1995 and 1994, respectively. Reported fully diluted per share amounts are based on 3,964,545, 4,233,307 and 4,264,219 common and common stock equivalents for 1996, 1995 and 1994, respectively. The number of shares used to calculate earnings per share have been restated to reflect the two six-for-five stock splits.

Intangible Assets

Intangible assets, which consist of goodwill and core deposit intangibles, are amortized to expense using the straight-line method over the period estimated to be benefited, generally up to fifteen years for book purposes. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

Caps and Floors

The Company purchases interest rate caps and floors to manage its sensitivity to interest rate risk. The caps and floors may be designated as a hedge against certain financial instruments if a high correlation exists between the caps and floors and the hedged instrument. The cost of caps and floors are recorded in other assets in the Consolidated Statement of Financial Condition and are amortized on a straight line basis over the shorter of the contractual life of the contract or the hedged instrument. Amortization is recorded as an adjustment of the yield or cost of the hedged instrument. Realized gains and losses on the sale of a cap or floor designated as a hedge are deferred and amortized over the life of the hedged instrument as interest revenue or interest expense or, recognized in earnings at the time of disposition of the hedged instrument. Hedge correlation of the Company's caps and floors to the hedged instruments are periodically reviewed. Interest rate caps or floors that do not meet the criteria for hedge accounting are recorded at estimated fair value with unrealized gains and losses included in earnings.

Reclassification of Prior Year's Statements

Certain items previously reported have been reclassified to conform with the current year's reporting format.


(2) INVESTMENT SECURITIES HELD TO MATURITY

                                                                                    DECEMBER 31, 1996
                                                             ------------------------------------------------------------
                                                                                 GROSS             GROSS          QUOTED
                                                             AMORTIZED        UNREALIZED         UNREALIZED       MARKET
                                                               COST              GAINS             LOSSES         VALUE
                                                             --------          --------           --------       --------
United States government and agency obligations due:
   Beyond 12 months but within 5 years .............         $    999          $      -           $    (18)      $    981
   Beyond 5 years but within 10 years ..............           15,498                30               (218)        15,310
   Beyond 10 years .................................              992                 -                (42)           950
Municipal obligations due:
   Within 12 months ................................               25                 -                  -             25
   Beyond 12 months but within 5 years .............              252                 5                  -            257
   Beyond 5 years but within 10 years ..............              316                11                 (1)           326
                                                             --------          --------           --------       --------
                                                             $ 18,082          $     46           $   (279)      $ 17,849
                                                             ========          ========           ========       ========

                                                                                    DECEMBER 31, 1995
                                                             ------------------------------------------------------------
                                                                                 GROSS              GROSS         QUOTED
                                                             AMORTIZED        UNREALIZED         UNREALIZED       MARKET
                                                               COST              GAINS             LOSSES          VALUE
                                                             --------         ----------         ----------      --------
United States government and agency obligations due:
   Beyond 12 months but within 5 years .............         $  5,000          $      -           $     (9)      $  4,991
   Beyond 5 years but within 10 years ..............           15,000               150                 (7)        15,143
Municipal obligations due:
   Beyond 12 months but within 5 years .............              275                 9                  -            284
   Beyond 5 years but within 10 years ..............              313                16                  -            329
Corporate debt securities ..........................              169                 -                  -            169
                                                             --------          --------           --------       --------
                                                             $ 20,757          $    175           $    (16)      $ 20,916
                                                             ========          ========           ========       ========

Accrued interest receivable on investment securities was $332 and $311 at December 31, 1996 and 1995, respectively. Interest income on investment securities held to maturity was $1,482, $2,065 and $1,559 of which $32, $123 and $110 was nontaxable interest income and $42, $36 and $108 was interest on money market investments and jumbo certificates for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996 the Savings Bank had no outstanding commitments to purchase investment securities held to maturity. There were no sales of investment securities classified as held to maturity during 1996, 1995 or 1994.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(3) INVESTMENT SECURITIES AVAILABLE FOR SALE

                                                                                              DECEMBER 31, 1996
                                                                      ------------------------------------------------------------
                                                                                          GROSS             GROSS           QUOTED
                                                                      AMORTIZED        UNREALIZED         UNREALIZED        MARKET
                                                                        COST              GAINS             LOSSES          VALUE
                                                                      --------          --------           --------       --------
United States government and agency obligations due:
   Within 12 months .............................................     $     15          $      -           $      -       $     15
   Beyond 5 years but within 10 years ...........................       31,474                19               (600)        30,893
   Beyond 10 years ..............................................        1,000                 -                (12)           988
Municipal obligations due:
   Beyond 10 years ..............................................       56,084               679               (225)        56,538
FHLMC Preferred Stock ...........................................          250                 3                  -            253
                                                                      --------          --------           --------       --------
                                                                      $ 88,823          $    701           $   (837)      $ 88,687
                                                                      ========          ========           ========       ========

                                                                                              DECEMBER 31, 1996
                                                                      ------------------------------------------------------------
                                                                                          GROSS             GROSS           QUOTED
                                                                      AMORTIZED        UNREALIZED         UNREALIZED        MARKET
                                                                        COST              GAINS             LOSSES          VALUE
                                                                      --------          --------           --------       --------
United States government and agency obligations due:
   Within 12 months .............................................     $     15          $      -           $      -       $     15
   Beyond 12 months but within 5 years ..........................          740                 -                (71)           669
   Beyond 5 years but within 10 years ...........................        5,000                26                  -          5,026
   Beyond 10 years ..............................................        1,000                10                  -          1,010
Municipal obligations due:
   Beyond 10 years ..............................................       35,728             1,227                  -         36,955
FHLMC Preferred Stock ...........................................          250                 7                  -            257
                                                                      --------          --------           --------       --------
                                                                      $ 42,733          $  1,270           $    (71)      $ 43,932
                                                                      ========          ========           ========       ========

Accrued interest receivable on securities available for sale was $1,592 and $554 at December 31, 1996 and 1995, respectively. Interest income on investment securities available for sale was $5,209, $940 and $125 of which $2,860, $848 and $2 was nontaxable income for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996 the Savings Bank had no outstanding commitments to purchase investment securities available for sale. Proceeds from sales of investment securities classified as available for sale during 1996, 1995 and 1994 were $20,729, $17,723 and $22,471, respectively. Gross gains of $554, $476 and $0 were realized on these sales in 1996, 1995 and 1994, respectively. There were gross losses of $140, $22 and $12 on sales in 1996, 1995 and 1994, respectively.

(4) MORTGAGE-BACKED SECURITIES HELD TO MATURITY

                                                                                             DECEMBER 31, 1996
                                                                      ------------------------------------------------------------
                                                                                        GROSS               GROSS          QUOTED
                                                                      AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                                        COST            GAINS               LOSSES         VALUE
                                                                      --------        ----------           --------       --------
FHLMC ...........................................................     $ 21,958        $        -           $   (747)      $ 21,211
FNMA ............................................................       56,160                 -             (1,659)        54,501
                                                                      --------        ----------           --------       --------
                                                                      $ 78,118        $        -           $ (2,406)      $ 75,712
                                                                      ========        ==========           ========       ========

                                                                                            DECEMBER 31, 1995
                                                                      ------------------------------------------------------------
                                                                                        GROSS               GROSS          QUOTED
                                                                      AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                                        COST            GAINS               LOSSES         VALUE
                                                                      --------        ----------           --------       --------
FHLMC ...........................................................     $ 25,492        $        -           $   (353)      $ 25,139
FNMA ............................................................       65,681                 -             (1,014)        64,667
                                                                      --------        ----------           --------       --------
                                                                      $ 91,173        $        -           $ (1,367)      $ 89,806
                                                                      ========        ==========           ========       ========

A FNMA mortgage-backed security carried at approximately $5,142 is pledged as security on the Federal Reserve Bank treasury tax and loan note payable, at December 31, 1996.

Accrued interest receivable on mortgage-backed securities held to maturity was $416 and $485 at December 31, 1996 and 1995, respectively. At December 31, 1996 the Savings Bank had no outstanding commitments to purchase mortgage-backed securities held to maturity. There were no sales of mortgage-backed securities classified as held to maturity during 1996, 1995 or 1994.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(5) MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

                                                                                    DECEMBER 31, 1996
                                                            ------------------------------------------------------------
                                                                               GROSS              GROSS          QUOTED
                                                            AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                              COST             GAINS              LOSSES          VALUE
                                                            --------        ----------           --------       --------
GNMA ...............................................        $ 77,048          $    639           $   (353)      $ 77,334
FHLMC ..............................................          78,736               454               (394)        78,796
Collateralized mortgage obligations ................           5,636                27                (70)         5,593
FNMA ...............................................          97,681               656               (618)        97,719
                                                            --------          --------           --------       --------
                                                            $259,101          $  1,776           $ (1,435)      $259,442
                                                            ========          ========           ========       ========

                                                                                  DECEMBER 31, 1995
                                                            ------------------------------------------------------------
                                                                               GROSS              GROSS          QUOTED
                                                            AMORTIZED       UNREALIZED          UNREALIZED       MARKET
                                                              COST             GAINS              LOSSES          VALUE
                                                            --------        ----------           --------       --------
GNMA ...............................................        $ 43,333          $    480           $    (88)      $ 43,725
FHLMC ..............................................         108,765               799               (602)       108,962
Collateralized mortgage obligations ................           5,616                 -               (115)         5,501
FNMA ...............................................         128,559               996               (822)       128,733
                                                            --------          --------           --------       --------
                                                            $286,273          $  2,275           $ (1,627)      $286,921
                                                            ========          ========           ========       ========

Collateralized mortgage obligations carried at approximately $3,715 are pledged as security on savings certificates of $100 or more at December 31, 1996.

Accrued interest receivable on mortgage-backed securities available for sale was $1,769 and $2,097 at December 31, 1996 and 1995, respectively. At December 31, 1996, the Savings Bank had outstanding commitments to purchase mortgage-backed securities available for sale totaling $8.7 million. Proceeds from sales of mortgage-backed securities classified as available for sale during 1996, 1995 and 1994 were $65,736, $50,071 and $36,554, respectively.
Gross gains of $171, $120 and $163 were realized on these sales in 1996, 1995 and 1994, respectively. There were gross losses of $620, $520 and $11 on sales in 1996, 1995 and 1994, respectively.

(6) LOANS RECEIVABLE

                                                                           DECEMBER 31,
                                                                    -------------------------
                                                                       1996            1995
                                                                    ---------       ---------
First mortgage loans:
   Single-family residential ....................................    $126,854        $105,551
   Multi-family residential .....................................       3,516           4,015
   Construction .................................................      20,942          13,495
   Commercial real estate .......................................      20,473          16,650
                                                                     --------        --------
                                                                      171,785         139,711
   Mortgage loans in process ....................................      (6,373)         (4,167)
   Unearned discounts and deferred fees .........................        (482)           (551)
   Allowance for loan losses ....................................      (1,733)         (1,803)
                                                                     --------        --------
                                                                      163,197         133,190
                                                                     --------        --------
Other loans:
   Automobile ...................................................       6,210           5,142
   Commercial business loans ....................................       6,020           6,395
   Financing leases .............................................       3,636           3,555
   Education ....................................................       6,737           6,870
   Home equity ..................................................      26,950          23,593
   Home improvement .............................................       1,146           1,167
   Loans secured by savings deposits ............................       1,768           2,076
   Personal .....................................................       2,314           2,141
   Other ........................................................         361             333
                                                                     --------        --------
                                                                       55,142          51,272
   Unearned discounts and deferred fees .........................         102              84
    Allowance for loan losses ...................................      (1,576)           (668)
                                                                     --------        --------
                                                                       53,668          50,688
                                                                     --------        --------
                                                                     $216,865        $183,878
                                                                     ========        ========

Accrued interest receivable on loans was $1,448 and $1,204 at December 31, 1996 and 1995, respectively.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

Nonaccrual loans totaled $4,084, $799 and $2,269 at December 31, 1996, 1995 and 1994, respectively. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, are summarized below:

                                                       1996   1995   1994
                                                       ----   ----   ----
Interest income that would have been recognized....    $312   $ 92   $385
Interest income recognized ........................      80     66    218
                                                       ----   ----   ----
Interest income foregone ..........................    $232   $ 26   $167
                                                       ====   ====   ====

The Company is not committed to lend additional funds to debtors in nonaccrual status.


Activity with respect to the allowance for loan losses is summarized as follows:

                                                                                         FIRST
                                                                                        MORTGAGE     OTHER      TOTAL
                                                                                          LOANS      LOANS      LOANS
                                                                                          -----      -----      -----
Balance, December 31, 1993 ..........................................................    $1,163     $  230     $1,393
Allowance associated with acquisition of Economy Savings ............................       867        261      1,128
Provision ...........................................................................      (120)       161         41
Recoveries ..........................................................................         6         10         16
Charge-offs .........................................................................       (27)       (76)      (103)
                                                                                         ------     ------     ------
Balance, December 31, 1994 ..........................................................     1,889        586      2,475
Provision ...........................................................................       (66)        79         13
Recoveries ..........................................................................         5         25         30
Charge-offs .........................................................................       (25)       (22)       (47)
                                                                                         ------     ------     ------
Balance, December 31, 1995 ..........................................................     1,803        668      2,471
Provision ...........................................................................       (67)       940        873
Recoveries ..........................................................................         -         17         17
Charge-offs .........................................................................        (3)       (49)       (52)
                                                                                         ------     ------     ------
Balance, December 31, 1996 ..........................................................    $1,733     $1,576     $3,309
                                                                                         ======     ======     ======

At December 31, 1996, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $3,636, for which the related allowance for credit loss was $909. The amount of the Company's impaired loans is the result of financing leases being placed on nonaccrual status during the first quarter of 1996. For the fiscal year ended December 31, 1996, the Company recognized interest income on those impaired loans of $83 which was recognized using the cash basis method of income recognition. The average recorded investment in impaired loans during the year ended December 31, 1996 was approximately $2,755.


(7) REAL ESTATE OWNED

                                      December 31,
                                      ------------
                                      1996   1995
                                      ----   ----
Real estate owned ..................   $37   $52
Allowance for possible losses.......     -     -
                                       ---   ---
                                       $37   $52
                                       ===   ===

Activity with respect to the allowance for possible losses on real estate owned is summarized as follows:

                                                                   Year ended December 31,
                                                                   -----------------------
                                                                    1996     1995     1994
                                                                   -----     ----     ----
Balance at beginning of year ..................................    $   -     $ 15     $  4
Allowance associated with  acquisition of Economy Savings......        -        -        3
Provision .....................................................        8       12       14
Recoveries ....................................................        -        -        -
Charge-offs ...................................................       (8)     (27)      (6)
                                                                   -----     ----     ----
Balance at end of  year .......................................    $   -     $  -     $ 15
                                                                   =====     ====     ====

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------


(8) FEDERAL HOME LOAN BANK ("FHLB") STOCK

ESB is a member of the FHLB System. As a member, ESB maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 1% of its outstanding home loans or 5% of its outstanding notes payable to the FHLB of Pittsburgh, whichever is greater, as calculated on a monthly basis.


(9) OFFICE PROPERTIES AND EQUIPMENT

                                                   DECEMBER 31,
                                                 ---------------
                                                  1996     1995
                                                 ------   ------
Land .........................................   $  945   $  862
Office buildings and improvements ............    3,584    3,506
Furniture, fixtures and equipment ............    3,075    2,985
Leasehold improvements .......................      391      390
                                                  7,995    7,743
                                                 ------   ------
Less accumulated depreciation and amortization    5,255    4,902
                                                 ------   ------
Office properties and  equipment, net ........   $2,740   $2,841
                                                 ======   ======

Depreciation and amortization expense for the years ended December 31, 1996, 1995 and 1994, were $402, $422 and $356, respectively.

Certain branch office premises are leased under operating lease agreements expiring no later than October 31, 2007. Minimum annual rentals are as follows:

                FISCAL YEAR ENDING
                    DECEMBER 31,                          AMOUNT
                ------------------                       --------
                        1997                              $  73
                        1998                                 71
                        1999                                 26
                        2000                                 16
                        2001                                 16
                        Thereafter                          105
                                                           ----
                                                           $307
                                                           ====

Rent expense for the years ended December 31, 1996, 1995 and 1994, was $73, $76 and $74, respectively.


(10) SAVINGS DEPOSITS

                                                                     DECEMBER 31, 1996                   DECEMBER 31, 1995
                                                           ---------------------------------     ---------------------------------
                                                           WEIGHTED                  PERCENT     WEIGHTED                  PERCENT
                                                            AVERAGE                    OF         AVERAGE                    OF
                                                             COST        AMOUNT     DEPOSITS       COST         AMOUNT    DEPOSITS
                                                           --------     --------    --------     --------       ------    --------
Balance by type:
   NOW accounts:
       Noninterest bearing.................................     -       $  5,082       1.5%           -        $  3,776      1.1%
       Interest bearing....................................  0.98%        22,334       6.7         0.96%         20,791      6.1
   Passbook and club accounts .............................  2.31         56,849      17.1         2.41          60,850     18.0
   Money market demand accounts............................  3.79         58,624      17.6         3.92          57,920     17.1
                                                                        --------     -----                     --------    -----
                                                                         142,889      42.9                      143,337     42.3
                                                                        --------     -----                     --------    -----

   Jumbo certificates of deposit ..........................  5.74         17,516       5.3         5.98          19,587      5.8
   Fixed rate certificates ................................  5.82        135,967      40.8         6.00         140,480     41.5
   Money market certificates ..............................  5.09         36,517      11.0         5.09          35,090     10.4
                                                                        --------     -----                     --------    -----
                                                                         190,000      57.1                      195,157     57.7
                                                                        --------     -----                     --------    -----
                                                                        $332,889     100.0%                    $338,494    100.0%
                                                                        ========     =====                     ========    =====

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

As of December 31, 1996, certificate of deposit accounts mature as follows:

                                                   PERCENT
                                       AMOUNT    OF DEPOSITS
                                       ------    -----------

Within one year ...................   $121,841      36.6%
After one year through two years ..     35,246      10.6
After two years through three years     12,553       3.8
Thereafter ........................     20,360       6.1
                                      --------      ----
                                      $190,000      57.1%
                                      ========      ====

The Company had a total of approximately $34,142 in deposits of $100 or more at December 31, 1996.

Interest expense by deposit category is as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------
                                                                    1996              1995             1994
                                                                  -------           -------          -------
NOW accounts....................................................  $   199           $   195          $   368
Passbook and club accounts......................................    1,673             1,881            1,829
Money market demand accounts ...................................    2,229             1,883            1,386
Jumbo certificates of deposit ..................................      767             1,055              408
Fixed rate certificates.........................................    7,743             7,824            5,940
Money market certificates.......................................    1,799             1,843            1,234
                                                                  -------           -------          -------
                                                                  $14,410           $14,681          $11,165
                                                                  =======           =======          =======

Interest expense on advances from borrowers for taxes and insurance accounts was $18, $40 and $33 for the years ended December 31, 1996, 1995 and 1994, respectively.


(11) BORROWED FUNDS

                                                                                      DECEMBER 31, 1996         DECEMBER 31, 1995
                                                                                   -----------------------   ----------------------
                                                                                   WEIGHTED                  WEIGHTED
                                                                                    AVERAGE                   AVERAGE
                                                                                     RATE          AMOUNT      RATE         AMOUNT
                                                                                   --------      ---------   ---------    ---------
   Secured notes payable to the
   Federal Home Loan Bank of Pittsburgh:
       Due within 12 months.....................................................    6.172%       $ 158,335     6.072%     $ 133,940
       Due beyond 12 months but within 5 years..................................    5.976          135,721     6.301        113,129
       Due beyond 5 years but within 10 years ..................................    8.818            1,072     9.169            967
       Due beyond 10 years.......................................................   6.608              394     8.472            350
                                                                                                 ---------                ---------
                                                                                                   295,522                  248,386

   Treasury tax and loan note payable............................................                      223                       86
   Reverse repurchase agreements.................................................   5.580           13,450     5.880         11,000
                                                                                                 ---------                ---------
                                                                                                 $ 309,195                $ 259,472
                                                                                                 =========                =========

The notes payable to the FHLB of Pittsburgh are secured by the Savings Bank's stock in the FHLB of Pittsburgh, qualifying residential mortgage loans and other mortgage-backed securities to the extent that the fair market value of such pledged collateral must be at least equal to the notes payable outstanding.

ESB has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax and loan depository. Under the terms of a note agreement, funds deposited to the Company's treasury tax and loan account (limited to $150) accrue interest at a rate of 1/4 of 1% below the overnight federal funds rate.

Interest expense on FHLB notes payable was $17,355, $14,893 and $10,660 and on the reverse repurchase agreements $788, $601 and $296 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statement of financial condition. The dollar amount of securities underlying the agreements remain in the asset account. The securities sold under agreement to repurchase are

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------


collateralized by various securities that are either held in safekeeping by the FHLB of Pittsburgh or delivered to the dealer who arranged the transaction. The market value of such securities exceeds the value of the securities sold under agreements to repurchase.

At December 31, 1996, these agreements had a weighted average interest rate of 5.58% and matured within two months. Short-term borrowings under repurchase agreements averaged $14,110 and $9,814 during 1996 and 1995, respectively. The maximum amount outstanding at any month-end was $15,810 and $11,400 during 1996 and 1995, respectively. At December 31, 1996, short-term borrowings under agreements to repurchase securities sold are summarized as follows:

                                                                                                             COLLATERAL
                                                                                                    -----------------------------
                                                                                                        U.S. GOVERNMENT AND
                                                                                    WEIGHTED         FEDERAL AGENCY OBLIGATIONS
                                                                 REPURCHASE         AVERAGE         -----------------------------
                                                                 LIABILITY           RATE           BOOK VALUE       MARKET VALUE
                                                                 ---------           ----           ----------       ------------

Within 60 Days...............................................      $13,450           5.58%            $14,057         $14,135


(12) INCOME TAXES

On August 20, 1996, President Clinton signed legislation which eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also requires a thrift to generally recapture the excess of its current tax reserves in excess of its 1987 base year reserves. As the Savings Bank has previously provided deferred taxes on this amount, no financial statement tax expense should result from this new legislation.

The provision for income tax expense consisted of:

                                                                                                      YEAR ENDED DECEMBER 31,
                                                                                           ----------------------------------------
                                                                                            1996               1995            1994
                                                                                            ----               ----            ----
Federal:
    Current ............................................................................   $1,030             $1,687         $1,681
    Deferred............................................................................     (498)                 9            379
State:
    Current ............................................................................      171                271            401
                                                                                           ------             ------         ------
                                                                                           $  703             $1,967         $2,461
                                                                                           ======             ======         ======


In addition to income taxes applicable to income before taxes, the following income tax benefits (expense) were recorded:

                                                                                                             1996             1995
                                                                                                             ----             ----
Stockholders' equity for the tax effect
    of unrealized net (gain) loss on securities available for sale .......................................  $  559          $(2,034)

Stockholders' equity for compensation expense for tax purposes in excess
    of amounts recognized for financial statement purposes ...............................................     409                -
                                                                                                            ------          -------
                                                                                                            $  968          $(2,034)
                                                                                                            ======          =======


The actual income tax expense for 1996, 1995 and 1994 differs from the "expected" income tax expense for those years computed by applying the applicable statutory U. S. federal corporate tax rate to income before income taxes (pretax income), as follows:

                                                                                                   PERCENT OF PRETAX INCOME
                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                           ---------------------------------------
                                                                                           1996               1995            1994
                                                                                           ----               ----            ----
Federal statutory rate..................................................................   34.0%              34.0%           34.0%
Tax free interest, net of interest disallowance ........................................  (23.1)              (4.7)           (0.6)
State income tax expense, net of federal income tax ....................................    3.2                3.0             4.2
Goodwill................................................................................    3.4                2.0             1.5
Other items, net .......................................................................    2.4               (1.2)           (0.2)
                                                                                           ----               ----            ----
    Reported rate.......................................................................   19.9%              33.1%           38.9%
                                                                                           ====               ====            ====

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities for 1996 and 1995 are as follows:

                                                                                            1996              1995
                                                                                            ----              ----
                  DEFERRED TAX ASSETS

                  Loan loss reserves ...................................................    $ 250             $   -
                  Net loan origination fees.............................................       54                17
                  Reserve for uncollected interest .....................................       31                12
                  Fixed assets..........................................................       71                12
                  Minimum tax credit carry forward .....................................      262                 -
                  Other ................................................................      107               262
                                                                                            -----             -----
                  Gross deferred tax assets.............................................      775               303
                  Valuation allowance ..................................................        -                 -
                                                                                            -----             -----
                  Gross deferred tax asset net of
                      valuation allowance...............................................      775               303
                                                                                            -----             -----
                  DEFERRED TAX LIABILITIES

                  Accretion of bond discount............................................       21                19
                  Loan loss reserves....................................................        -                16
                  Other ................................................................      196               208
                  Investment securities available for sale .............................       70               629
                                                                                            -----             -----
                  Gross deferred tax liabilities........................................      287               872
                                                                                            -----             -----

                  Net deferred tax asset (liability)....................................    $ 488             $(569)
                                                                                            =====             =====

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and to lesser extent, future taxable income.

The minimum tax credit carry forward of $262 is available for use in future years when the Company's regular tax liabilities exceeds its alternative minimum tax liability. This credit cannot reduce a taxpayer's regular tax below its alternative minimum tax liability. The credit can be carried forward indefinitely.

(13) RETAINED INCOME

SFAS No. 109 treats tax basis bad debt reserves established after 1987 as temporary differences on which income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $12 million of balances for ESB in retained income at December 31, 1995 (the most recent date for which a tax return has been filed) represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not expected), the amount will be subject to federal income tax at the current corporate rate.

(14) EMPLOYEE BENEFIT PLANS

RETIREMENT SAVINGS PLAN

Effective May 15, 1995, Ellwood Federal and Economy Savings retirement savings plans were terminated and merged into a new plan called PennFirst Bancorp, Inc. Retirement Savings Plan ("Plan"). The terms of the Plan are as follows: (1) employees payroll deductions for deposit are matched by the Bank up to 6% of the employee contributions; (2) the Savings Bank matches 100% of the first 1% of employee contributions, and the remaining 2% through 6% is matched at 50%; and (3) the employee is allowed to contribute up to 15% of his or her compensation in the Plan. In 1996, 1995 and 1994, the Company recognized $102, $102 and $92, respectively, of expense related to the Plan.

STOCK OPTION PLANS

The Company maintains a stock option plan for its directors, officers and other selected key employees who are deemed to be responsible for the future growth of the Company. The Company has a total of 77,713 shares remaining to be granted under the original 1990 plan.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DOLLARS IN THOUSANDS, EXCEPT SHARE DATA
-------------------------------------------------------------------------------

The Company later adopted and the stockholders approved a 1992 Stock Incentive Plan. The Company had a total of 161,740 options approved under the 1992 Plan. The Company has granted all of the options under the 1992 Plan.

The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company's Incentive Stock Option Plans have authorized the grant of options to management personnel for up to 44,100 and 47,901 shares of the Company's common stock for the years ended December 31, 1995 and 1996, respectively. All options granted have ten year terms and vest and become fully exercisable at the end of six months from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumption for 1995 and 1996, respectively: risk-free interest rates of 6.7% and 6.8%; dividend yields of 2.8% and 2.8%; volatility factors of the expected market price of the Company's common stock of 27% and 25%; and a weighted-average expected life of the option of seven years.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, options valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                                     December 31,
                                                                                  ------------------
                                                                                   1996        1995
                                                                                  ------      ------
                  Pro forma net income............................................$2,708      $3,852

                  Pro forma earnings per share:

                      Primary.....................................................$ 0.68      $ 0.91

                      Fully diluted...............................................$ 0.68      $ 0.91

Stock option activity under the plans was as follows:-

                                                                                                        WEIGHTED-AVERAGE
                                                                                  OPTIONS               EXERCISE PRICE
                                                                                  -------               --------------
                  Outstanding at December 31, 1993 ............................   222,681                    $5.24
                      Granted .................................................    39,700                    13.75
                      Exercised ...............................................    (1,592)                    9.15
                      Expired .................................................         -                        -
                      Increase due to 20% stock split .........................    52,147                     5.43
                                                                                  -------
                  Outstanding at December 31, 1994 ............................   312,936                     5.43
                      Granted..................................................    44,100                    13.06
                      Exercised................................................   (13,000)                    4.96
                      Expired..................................................      (600)                   11.45
                                                                                  -------
                  Outstanding at December 31, 1995.............................   343,436                     6.41
                      Granted..................................................    47,901                    13.00
                      Exercised ...............................................  (146,685)                    4.57
                      Expired .................................................         -                        -
                                                                                  -------
                  Outstanding at December 31, 1996 ............................   244,652                    $8.81
                                                                                  =======

Weighted-average fair value of options granted during the years 1996, 1995 and 1994 was $3.86, $4.00 and $4.13, respectively.

These options expire at various dates through July 1, 2006. Option prices in the above table have been restated to reflect all stock splits.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

The following table summarizes the characteristics of stock options outstanding at December 31, 1996:

                                                                    OUTSTANDING AND EXERCISABLE
                                                      ------------------------------------------------------
                  EXERCISE PRICE                      SHARES                  LIFE(1)         EXERCISE PRICE
                  --------------                      ------                  -------         --------------
                  $ 3.84                              92,021                   3.5                $ 3.84
                  $ 7.62                              22,680                   5.3                $ 7.62
                  $11.45                              41,100                   7.5                $11.45
                  $13.00                              47,701                   9.5                $13.00
                  $13.06                              41,150                   8.5                $13.06
                                                     -------
                                                     244,652                   6.4                $ 8.81
                                                     =======                   ===                ======

                  (1)  Weighted average contractual life remaining in years.

At December 31, 1995, 343,436 options were exercisable at an average exercise price of $6.41. At December 31, 1994, 312,936 options were exercisable at an average exercise price of $5.43.


EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Savings Bank has maintained an employee stock ownership plan to provide the opportunity for substantially all employees of the Savings Bank to become stockholders of the Company. On October 1, 1995, the Economy Savings ESOP was merged with and into Ellwood Federal's ESOP and the name was subsequently changed to PennFirst Bancorp, Inc. ESOP.

The ESOP was funded in 1990 with a loan from a third party to purchase 65,688 (adjusted for stock splits) shares of stock. The loan was reflected as a liability to the Savings Bank with a corresponding reduction of stockholders' equity. During 1994, the ESOP loan was paid off and funded internally. The Savings Bank recognized an expense and contributed $56, $65 and $75 in 1996, 1995 and 1994, respectively, to the ESOP, which was used to make debt service payments. At December 31, 1996, 16,542 ESOP shares were unallocated. Participants in the plan are all employees who have met minimum service and age requirements.

During 1996 and 1995, 10,823 and 17,522, respectively, of ESOP shares were purchased. These purchases amounted to $146 in 1996 and $232 in 1995, and were funded internally. The Savings Bank recognized an expense of $171 and $136 from 12,969 and 10,446 shares that were committed to be released in 1996 and 1995 at an average fair value of $13.18 and $13.00 per share. Unallocated ESOP shares at December 31, 1996 amounted to 85,714 shares with a total fair value of $1.2 million. Dividends received on unallocated ESOP shares in 1996 amounted to $81.


MANAGEMENT RECOGNITION PLAN (MRP)

The Board of Directors of ESB adopted and the stockholders approved a MRP in 1990. In November 1990, the Trust purchased with funds from ESB 14,929 shares of stock at a price of $4.44 per share (adjusted for stock splits). In November 1990, these shares were awarded to three executive officers of ESB. The shares granted under the MRP are in the form of restricted stock and are payable over a five-year period with 20% of the shares being earned annually. All shares were earned as of December 31, 1995.



(15)  STOCK SPLITS

The Board of Directors of PennFirst has declared two six-for-five stock splits on the following dates:

                 RECORD DATE               PAYMENT DATE              STOCK SPLIT             OUTSTANDING SHARES
                 -----------               ------------              -----------             ------------------
                 December 31, 1993         January 24, 1994              20%                       2,739,756
                 December 31, 1994         January 25, 1995              20%                       4,349,786

An amount equal to the par value of the shares issued has been transferred from additional paid-in-capital to the common stock account. All share and per share data have been restated for all periods presented to reflect the stock splits.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(16)  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                        1996
                                                                                 -------------------------------------------------
                                                                                  FIRST        SECOND          THIRD       FOURTH
                                                                                 QUARTER       QUARTER        QUARTER      QUARTER
                                                                                 -------       -------        -------      -------
Total interest income.........................................................   $11,229       $11,625        $11,913      $11,970
Total interest expense........................................................     7,833         8,044          8,364        8,388
                                                                                 -------       -------        -------      -------
Net interest income ..........................................................     3,396         3,581          3,549        3,582
Provision for possible losses on loans........................................       285             -            396          192
                                                                                 -------       -------        -------      -------
Net interest income after provision for possible losses on loans..............     3,111         3,581          3,153        3,390
Total noninterest income......................................................       231           211            198          193
Total noninterest expense.....................................................     1,890         2,177          4,240        2,228
                                                                                 -------       -------        -------      -------
Income (loss) before taxes ...................................................     1,452         1,615           (889)       1,355
                                                                                 -------       -------        -------      -------
Income tax  ..................................................................       437           530           (603)         339
                                                                                 -------       -------        -------      -------
Net income (loss).............................................................   $ 1,015       $ 1,085        $  (286)     $ 1,016
                                                                                 =======       =======        =======      =======

Primary and fully diluted earnings (loss) per share...........................   $   .25       $   .27        $  (.07)     $   .26


                                                                                                         1995
                                                                                 -------------------------------------------------
                                                                                  FIRST         SECOND          THIRD      FOURTH
                                                                                 QUARTER        QUARTER        QUARTER     QUARTER
                                                                                 -------        -------        -------     -------
Total interest income.........................................................   $10,695       $10,922        $11,045      $11,521
Total interest expense........................................................     7,150         7,479          7,769        7,821
                                                                                 -------       -------        -------      -------
Net interest income ..........................................................     3,545         3,443          3,276        3,700
Provision (recoveries) for possible losses on loans...........................        (1)            6             14           (6)
                                                                                 -------       -------        -------      -------
Net interest income after provision (recoveries) for possible losses on loans      3,546         3,437          3,262        3,706
Total noninterest income......................................................       228           263            217          238
Total noninterest expense.....................................................     2,206         2,112          2,011        2,633
                                                                                 -------       -------        -------      -------
Income before taxes ..........................................................     1,568         1,588          1,468        1,311
                                                                                 -------       -------        -------      -------
Income tax  ..................................................................       593           593            522          259
                                                                                 -------       -------        -------      -------
Net income....................................................................   $   975       $   995        $   946      $ 1,052
                                                                                 =======       =======        =======      =======

Primary and fully diluted earnings per share..................................   $   .22       $   .24        $   .23      $   .26

Quarterly earnings per share data may vary from annual earnings per share data due to rounding.


(17) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Savings Bank had commitments to extend credit at December 31, 1996 and 1995. Commitments to extend credit involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Savings Bank uses the same credit policies in making commitments as they do for on-balance-sheet instruments.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                                                        CONTRACT AMOUNT AT DECEMBER 31,
                                                                                        -------------------------------
                                                                                            1996              1995
                                                                                            ----              ----
         Financial instruments whose contract amounts represent credit risk:
           Commitments to extend credit:
               First mortgage loans:
                   Variable-rate........................................................$   6,972         $  6,758
                   Fixed-rate (7.51% and 7.92%
                   for 1996 and 1995, respectively*)....................................    1,427              502
               Other loans:
                   Variable-rate........................................................   22,063           12,094
               Mortgage-backed securities...............................................    8,674                -
               Investment securities....................................................        -              497

                  *  Weighted Average

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, real estate, and income-producing commercial properties.



(18)  CONCENTRATION OF CREDIT RISK

The Savings Bank is primarily engaged in attracting retail deposits from the general public and using such deposits to originate loans (primarily single-family residential loans). The Savings Bank conducts business from nine offices in Lawrence, Beaver, Butler and Allegheny counties, located in western Pennsylvania and primarily lends in these geographical areas. The Savings Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements, but estimates approximately 70% of its loans are located within these counties of western Pennsylvania.



(19) PENNFIRST BANCORP, INC. (PARENT COMPANY ONLY)

The condensed financial statements of the Parent Company are as follows:

                 CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                                                                  DECEMBER 31,
                                                                                                           ------------------------
                                                   ASSETS                                                    1996              1995
                                                                                                             ----              ----
Mortgage-backed securities available for sale, at market (cost of $834 at December 31, 1995)...........     $     -         $   815
Interest-earning deposits in other institutions .......................................................         504             557
Investment in subsidiaries ............................................................................      67,996          65,422
Other assets ..........................................................................................         593             363
                                                                                                            -------         -------
    Total assets.......................................................................................     $69,093         $67,157
                                                                                                            =======         =======

                                   LIABILITIES AND STOCKHOLDERS' EQUITY

Amounts due to affiliates..............................................................................     $17,150         $11,500
Accrued expenses and other liabilities.................................................................         400             731
Stockholders' equity...................................................................................      51,543          54,926
                                                                                                            -------         -------
    Total liabilities and stockholders' equity.........................................................     $69,093         $67,157
                                                                                                            =======         =======

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                        CONDENSED STATEMENTS OF INCOME

                                                                                                     YEAR ENDED DECEMBER 31,
                                                                                             ---------------------------------------
                                                                                             1996              1995             1994
                                                                                             ----              ----             ----
Income:

   Mortgage-backed securities held to  maturity..........................................  $    -            $   43          $   51
   Mortgage-backed securities available for sale.........................................     138                18              10
   Investment securities held to maturity................................................      32               192             116
   Management fees ......................................................................     576             1,500              75
   Other.................................................................................       -                 4              (2)
   Equity in undistributed earnings of subsidiaries......................................   3,405             3,581           4,003
                                                                                           ------            ------          ------
       Total income......................................................................   4,151             5,338           4,253
                                                                                           ------            ------          ------
Expense:
   Interest expense on borrowed funds....................................................     878               724             303
   Personnel costs.......................................................................     756               470             139
   Other.................................................................................      46                11              28
                                                                                           ------            ------          ------
       Total expense....................................................................    1,680             1,205             470
                                                                                           ------            ------          ------
       Income before income taxes........................................................   2,471             4,133           3,783
                                                                                           ------            ------          ------
Income tax provision (benefit)...........................................................    (359)              165             (76)
                                                                                           ------            ------          ------
       Net income........................................................................  $2,830            $3,968          $3,859
                                                                                           ======            ======          ======


                      CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                           ----------------------------------------
                                                                                             1996             1995            1994
                                                                                             ----             ----            ----
Cash flows from operating activities:
   Net Income............................................................................  $2,830            $3,968          $3,859
   Adjustments to reconcile net income to
       net cash provided by operating activities:
       (Increase) decrease in other assets...............................................    (230)             (309)             19
       Increase (decrease) in other liabilities..........................................    (331)              174             289
       Equity in undistributed earnings of subsidiaries..................................  (3,405)           (3,581)         (4,003)
       Decrease (increase) in investment in subsidiaries.................................     372             3,379          (7,452)
       Other.............................................................................     150                72            (104)
                                                                                           ------            ------          ------
Net cash provided (used) by operating activities.........................................    (614)            3,703          (7,392)
                                                                                           ------            ------          ------
Cash flows from investing activities:
   Purchases of:
       Mortgage-backed securities available for sale.....................................       -            (2,161)              -
   Principal repayments of:
       Mortgage-backed securities held to maturity.......................................       -                72             427
       Mortgage-backed securities available for sale.....................................     554                68               -
       Investment securities held to maturity............................................       -             2,000               -
   Proceeds from sale of mortgage-backed securities available for sale...................       -                -              468
                                                                                           ------            ------          ------
Net cash provided (used) by investing activities.........................................     554               (21)            895
                                                                                           ------            ------          ------
Cash flows from financing activities:
   Net increase in amounts due to affiliates.............................................   5,650             2,612           8,715
   Cash dividends paid on common stock ..................................................  (3,400)           (1,489)         (1,238)
   Proceeds received from the exercise of stock options..................................     671                64              15
   Additional stock purchased by ESOP....................................................    (146)             (232)         (1,000)
   Purchase of treasury stock ...........................................................  (2,983)           (4,866)           (220)
   Principal repayment of ESOP loan......................................................     215               215             130
                                                                                           ------            ------          ------
Net cash provided (used) by financing activities ........................................       7            (3,696)          6,402
                                                                                           ------            ------          ------
Net decrease in cash and cash equivalents................................................     (53)              (14)            (95)
Cash and cash equivalents at beginning of year ..........................................     557               571             666
                                                                                           ------            ------          ------
Cash and cash equivalents at end of year.................................................  $  504            $  557          $  571
                                                                                           ======            ======          ======

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

(20)  ACQUISITION

On March 25, 1994 the Company completed its acquisition of ESB Bancorp, Inc. pursuant to which ESB Bancorp, Inc. was merged with and into PennFirst Bancorp. As a result of the merger, Economy Savings, formerly a wholly owned subsidiary of ESB Bancorp, Inc., operated as a wholly owned subsidiary of PennFirst. Under the terms of the merger each shareholder of ESB Bancorp, Inc. received $27.00 in cash or 1.62 shares of PennFirst common stock for each share of ESB Bancorp, Inc. common stock owned and had the option of receiving either all cash, all stock or a combination thereof subject to certain limitations.

As a result of the acquisition, PennFirst acquired $147.2 million in assets, including total loans of $65.0 million, and total liabilities of $121.3 million, including $114.2 million in deposits. The acquisition was accounted for under the purchase method of accounting. The operations of Economy Savings for the nine months ended December 31, 1994 were included in the income statement of PennFirst. As a result of the purchase accounting utilized in the acquisition, PennFirst recorded an intangible asset of $5.4 million, which will be amortized on a straight line basis over a fifteen year period. The gross purchase price of all the outstanding common stock of ESB Bancorp, Inc. was $26.0 million. PennFirst issued approximately 1.1 million shares with respect to the acquisition (adjusted for a six-for-five stock split).




(21) FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS No. 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Condition as of December 31, 1996 and 1995, respectively. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts reported in the Consolidated Statement of Financial Condition approximate fair value for the following financial instruments: cash, interest-earning deposits with other institutions, federal funds sold, FHLB Stock and all savings deposits except certificate of deposits.

The estimated fair value of investment and mortgage-backed securities were valued below the net carrying value at December 31, 1996 by $233 and $2,406, respectively. At December 31, 1995 the estimated fair value of investment securities exceeded the net carrying value by $159. The estimated fair value of mortgage-backed securities were valued below the net carrying value at December 31, 1995 by $1,367. Estimated fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Refer to notes 2 through 5 of the financial statements for the detail on breakdowns by type of investment products.

The estimated fair value of loans exceeded the net carrying value by $1.5 million and $2.5 million at December 31, 1996 and 1995, respectively. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. The fair value of performing loans, except one-to-four family residential mortgage loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing one-to-four family residential mortgage loans, fair value is estimated by using secondary market pricing sources. The fair value reflects market prepayments estimates. The estimated fair value for nonperforming loans is the "as is" appraised value of the underlying collateral.

The fair market value of loan commitments at December 31, 1996 and 1995 was equal to the carrying value of the commitments on those dates.

The carrying amounts and estimated fair values of certificate of deposits at December 31, 1996 and 1995 are as follows:

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                  1996              1995
                                                                                  ----              ----
                  Certificate of deposits:
                      Carrying amount........................................   $190,000          $195,157
                      Estimated fair value...................................    191,768           197,371

The carrying amounts of noninterest-bearing demand accounts, interest-bearing NOW and MMDA accounts, passbook and club accounts approximate their fair values. Fair values of certificate of deposits are based on the discounted value of contractual cash flows. The discount rate is estimated using average market rates currently offered for deposits of similar remaining maturities.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

The carrying amounts and estimated fair values of advances and other borrowings at December 31, 1996 and 1995 are as follows:

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                  1996              1995
                                                                                  ----              ----
                  Advances and other borrowings:
                      Carrying amount ......................................... $309,195          $259,472
                      Estimated fair value ....................................  309,964           261,320

The fair value of FHLB advances and other borrowings are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for advances of similar remaining maturities. For adjustable-rate borrowings, the carrying amount will approximate the estimated fair value because of the frequent repricing characteristics.

The estimated fair value and net carrying value of the Company's interest rate cap contracts were $321 and $334 at December 31, 1996 and $20 and $91 at December 31, 1995. The estimated fair value and net carrying value of the Company's interest rate floor contracts were $77 and $60 at December 31, 1996. Estimated fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.


LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors.

These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Some other significant assets and liabilities that are not considered financial assets or liabilities include office properties and equipment.



(22) STOCKHOLDERS' EQUITY

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators, that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain amounts and ratios (set forth in the table below) of core capital (as defined in the regulations), tangible capital (as defined in the regulations) and risk-based capital (as defined in the regulations). As of December 31, 1996, the Savings Bank met all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Savings Bank must maintain minimum core, tangible and risked-based capital as set forth in the table. There are no conditions or events since that notification that management believes have changed the Savings Bank's category. The following table sets forth certain information concerning the Savings Bank's regulatory capital.

-------------------------------------------------------------------------------
PENNFIRST BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Dollars in Thousands, except share data
-------------------------------------------------------------------------------

                                                             DECEMBER 31, 1996                         DECEMBER 31, 1995
                                                 --------------------------------------     --------------------------------------

                                                 TANGIBLE        CORE        RISK-BASED      TANGIBLE        CORE       RISK-BASED
                                                  CAPITAL       CAPITAL        CAPITAL        CAPITAL       CAPITAL       CAPITAL
                                                 --------      ---------      ---------     ---------      ---------     ---------
Equity Capital (1).............................  $ 46,453      $  46,453      $  46,453     $  44,541      $  44,541     $  44,541
Non allowable-intangible assets................    (5,120)        (5,120)        (5,120)       (5,077)        (5,077)       (5,077)
Unrealized securities gains....................      (116)          (116)          (116)       (1,058)        (1,058)       (1,058)
General valuation allowances (2)...............         -             -           2,890             -              -         2,410
                                                 --------      ---------      ---------     ---------      ---------     ---------
Total regulatory capital.......................    41,217         41,217         44,107        38,406         38,406        40,816
Minimum required regulatory capital............    10,116         20,231         18,498         9,462         18,923        16,848
                                                 --------      ---------      ---------     ---------      ---------     ---------
Excess regulatory capital......................  $ 31,101      $  20,986      $  25,609     $  28,944      $  19,483     $  23,968
                                                 ========      =========      =========     =========      =========     =========


Regulatory capital as a percentage (3).........      6.11%          6.11%         19.08%         6.09%          6.09%        19.38%
Minimum regulatory capital requirement
    as a percentage ...........................      1.50%          3.00%          8.00%         1.50%          3.00%         8.00%
                                                     ----           ----          -----          ----           ----         -----
Excess regulatory capital as a
    percentage ................................      4.61%          3.11%         11.08%         4.59%          3.09%        11.38%
                                                     ====           ====          =====          ====           ====         =====

Minimum required capital percentage
    to be well capitalized under
    prompt corrective action provisions........      5.00%          6.00%         10.00%         5.00%          6.00%        10.00%
                                                     ====           ====          =====          ====           ====         =====

(1) Represents equity capital of the Savings Bank as reported to the OTS.

(2) Limited to 1.25% of risk adjusted total assets.

(3) Tangible capital and core capital are calculated as a percentage of adjusted total assets of $674,369 and $630,782 at December 31, 1996 and 1995, respectively. Risk-based capital is calculated as a percentage of adjusted risk-weighted assets of $231,221 and $210,599 at December 31, 1996 and 1995, respectively.


(23) AGREEMENT AND PLAN OF REORGANIZATION

On September 16, 1996, the Company entered into an Agreement and Plan of Reorganization with Troy Hill Bancorp, Inc. ("THBC"), pursuant to which THBC shall be merged with and into the Company with the Company as the surviving corporation.

Under the terms of the agreement each shareholder of THBC will receive $21.15 for each share of THBC Common Stock owned and have the option of receiving either all cash or all stock. The Company is still awaiting shareholder and regulatory approval but anticipates closing the transaction by March 31, 1997.

At December 31, 1996, THBC had total consolidated assets of $102.6 million, total consolidated liabilities of $84.2 million, including total consolidated deposits of $53.3 million and total consolidated stockholders' equity of $18.5 million. THBC reported net income of $308 and $360 for the three and six months ended December 31, 1996, respectively.


(24) CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting with their legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the accompanying consolidated financial statements.

-------------------------------------------------------------------------------
AUDITORS' REPORT
-------------------------------------------------------------------------------


[KPMG PEAT MARWICK LLP LETTERHEAD]

    The Board of Directors and Stockholders
    PennFirst Bancorp, Inc.
    Ellwood City, Pennsylvania


    We have audited the accompanying consolidated statements of financial condition of PennFirst Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PennFirst Bancorp, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                       /s/ KPMG PEAT MARWICK LLP

                                       KPMG Peat Marwick LLP

    Pittsburgh, Pennsylvania
    January 23, 1997

-------------------------------------------------------------------------------
STOCK INFORMATION
-------------------------------------------------------------------------------

PennFirst's common stock is traded in the Over-the-Counter market and quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol "PWBC". The bid and ask quotations for the common stock on January 3, 1997 were:


                                           BID                                           ASK
                                           ---                                           ---
                                         $13.50                                         $14.50

The following table sets forth the high and low market prices for the periods indicated:

                                                                                        MARKET PRICE
                                                                                  ------------------------

                           QUARTER ENDED 1994                                      HIGH               LOW
                           ------------------                                      ----               ---
                           March 31....................................           $15.21            $12.08
                           June 30.....................................            13.13             11.46
                           September 30................................            12.92             11.67
                           December 31.................................            13.25             11.25

                           QUARTER ENDED 1995                                      HIGH               LOW
                           ------------------                                      ----               ---
                           March 31....................................           $14.13            $12.75
                           June 30.....................................            13.75             12.50
                           September 30................................            13.75             12.75
                           December 31.................................            13.50             12.00

                           QUARTER ENDED 1996                                      HIGH               LOW
                           ------------------                                      ----               ---
                           March 31....................................           $13.25            $11.88
                           June 30.....................................            13.75             12.00
                           September 30 ...............................            14.75             13.00
                           December 31.................................            14.25             13.50



On September 18, 1990, the Board of Directors of Ellwood Federal (the predecessor to PennFirst and ESB Bank) declared a regular quarterly cash dividend for the quarter ended September 30, 1990. Thereafter cash dividends have been reviewed, determined and paid on a quarterly basis. PennFirst intends to continue to pay quarterly cash dividends subject to determination and declaration by the Board of Directors, which will take into account the Company's financial condition and results of operations, tax considerations, industry standards, economic conditions and other factors, including certain regulatory restrictions. During the past three years, PennFirst has paid cash dividends on the following dates:

                                                                                             CASH DIVIDENDS
                              RECORD DATE                        PAYMENT DATE                  PER SHARE
                              -----------                        ------------                  ---------
                           April 7, 1994                      April 25, 1994                     $.075
                           July 5, 1994                       July 25, 1994                       .075
                           October 5, 1994                    October 25, 1994                    .075
                           December 31, 1994                  January 25, 1995                    .090
                           April 5, 1995                      April 25, 1995                      .090
                           July 5, 1995                       July 25, 1995                       .090
                           September 30, 1995                 October 25, 1995                    .090
                           December 31, 1995                  January 25, 1996                    .090
                           March 31, 1996                     April 25, 1996                      .090
                           May 31, 1996                       June 25, 1996                       .500
                           June 30, 1996                      July 25, 1996                       .090
                           September 30, 1996                 October 25, 1996                    .090
                           December 31, 1996                  January 24, 1997                    .090

All dividend and stock price information has been adjusted to reflect the two six-for-five stock splits.

As of December 31, 1996, the Company had approximately 2,500 stockholders of record. The number of stockholders includes an estimate of the number of persons or entities who held their stock in nominee or "street" name through various brokerage firms or entities.

-------------------------------------------------------------------------------
COMMON STOCK MARKET MAKERS
-------------------------------------------------------------------------------


PennFirst Bancorp, Inc.'s common stock is traded on the Nasdaq National Market System under the symbol "PWBC" by the following market makers:

                  LEGG MASON WOOD WALKER INC.
                  2 Oliver Plaza
                  Pittsburgh, Pa 15222
                  (412) 261-7300

                  HERZOG, HEINE, GEDULD, INC.
                  26 Broadway
                  New York, NY 10004
                  (212) 908-4000

                  SANDLER O'NEILL & PARTNERS, L.P.
                  2 World Trade Center
                  104th Floor
                  New York, NY 10048
                  1-800-635-6851

                  RODGERS BROTHERS INC.
                  7 Wood Street
                  7th Floor
                  Pittsburgh, Pa 15222
                  (412) 281-1940

                  RYAN BECK & CO. INC.
                  80 Main Street
                  West Orange, NJ 07052
                  1-800-223-8969



-------------------------------------------------------------------------------
CORPORATE INFORMATION
-------------------------------------------------------------------------------


TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016


PENNFIRST DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Common stock holders may have PennFirst dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a Plan prospectus and authorization card call 1-800-368-5948.


ANNUAL MEETING

The Company's Annual Meeting of Stockholders will be held on April 15, 1997 at 10:00 a.m., Eastern Time, at the Connoquenessing Country Club, R.D. #2, Route 65, Ellwood City, Pennsylvania 16117.


FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to all stockholders of record by writing to:

Frank D. Martz, Senior Vice President of Operations and Secretary
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

-------------------------------------------------------------------------------
BOARD OF DIRECTORS
-------------------------------------------------------------------------------



WILLIAM B. SALSGIVER
Chairman of the Board
Principal of Perry Homes
Zelienople, Pennsylvania

HERBERT S. SKUBA
Vice Chairman of the Board
President & Chief Executive Officer
Ellwood City Hospital
Ellwood City, Pennsylvania

CHARLOTTE A. ZUSCHLAG
President and Chief Executive Officer of the Company and ESB Bank
Ellwood City, Pennsylvania

GEORGE WILLIAM BLANK, JR.
President of George W. Blank Supply Co., Inc.
Ellwood City, Pennsylvania

CHARLES DELMAN
Retired, Chairman of the Board of Economy Savings and ESB Bancorp, Inc.
Aliquippa, Pennsylvania

LLOYD L. KILDOO
Owner, Glenn-Kildoo Funeral Homes
Zelienople, Pennsylvania

MARIO J. MANNA
Tax Collector
Borough of Coraopolis, Pennsylvania

EDMUND C. SMITH
Retired, Works Manager
Armco Steel
Ambridge, Pennsylvania

JEFREY F. WALL
Owner, Walls Lawn & Garden
Ambridge, Pennsylvania


The Board of Directors serves in that capacity for both PennFirst Bancorp, Inc. and ESB Bank with the exception of Messrs. Wall and Manna who serve as directors solely for ESB Bank.



ESB BANK ADVISORY BOARD:

LOUIS R. BORSANI
Retired, Owner
C&L Supermarket
Aliquippa, Pennsylvania

GIBSON E. BROCK
Retired, Manager of Engineering Administration
Jones & Laughlin Steel Corporation
Aliquippa, Pennsylvania

DR. ALLAN GASTFRIEND
Retired, Dentist
Aliquippa, Pennsylvania

WATSON F. MCGAUGHEY, JR.
President, MBI, Inc.
Ambridge, Pennsylvania

DONALD R. MILLER
President
Miller & Sons Chevrolet
Aliquippa, Pennsylvania

JOHN J. SYKA
Owner, John Syka Funeral Home, Inc.
Ambridge, Pennsylvania

-------------------------------------------------------------------------------
OFFICERS
-------------------------------------------------------------------------------

PENNFIRST BANCORP, INC.

WILLIAM B. SALSGIVER
Chairman of the Board

CHARLOTTE A. ZUSCHLAG
President and Chief Executive Officer

CHARLES P. EVANOSKI
Senior Vice President and Chief Financial Officer

ROBERT C. HILLIARD, CPA
Senior Vice President of Audit/Compliance

FRANK D. MARTZ
Senior Vice President of Operations and Secretary

TODD F. PALKOVICH
Senior Vice President of Lending

JOHN T. STUNDA
Senior Vice President of Administration



ESB BANK

WILLIAM B. SALSGIVER
Chairman of the Board

CHARLOTTE A. ZUSCHLAG
President and Chief Executive Officer

ROBERT J. COLALELLA
Senior Vice President

CHARLES P. EVANOSKI
Senior Vice President

ROBERT C. HILLIARD, CPA
Senior Vice President

TERESA KRUKENBERG
Senior Vice President

FRANK D. MARTZ
Senior Vice President

TODD F. PALKOVICH
Senior Vice President

JOHN T. STUNDA
Senior Vice President

JOHN W. DONALDSON, II
Vice President

NORMAN L. GIANCOLA
Vice President

PETER J. GRECO
Vice President

WALTER W. GULLA
Vice President

NANCY A. MOORE
Vice President

RUTH A. AMBROSE
Assistant Vice President

KATHLEEN A. BENDER
Assistant Vice President

CHARLOTTE M. BOLINGER
Assistant Vice President

THOMAS E. CAMPBELL
Assistant Vice President

NANCY A. GLITSCH
Assistant Vice President

DEBORAH S. GOEHRING
Assistant Vice President

RONALD J. MANNARINO
Assistant Vice President

SALLY A. MANNARINO
Assistant Vice President

MARILYN R. MAPLE
Assistant Vice President

LARRY MASTREAN
Assistant Vice President

JOSEPH R. PIGONI
Assistant Vice President

MARK A. PLATZ
Assistant Vice President

JOYCE A. STELLITANO
Assistant Vice President

WAYNE ZERISHNEK
Assistant Vice President

PAMELA K. ZIKELI
Assistant Vice President

-------------------------------------------------------------------------------
OFFICE LOCATIONS
-------------------------------------------------------------------------------

ESB BANK

-    Aliquippa Office
     2301 Sheffield Road
     Aliquippa, PA 15001
     (412) 378-4436

-    Ambridge Office
     506 Merchant Street
     Ambridge, PA 15003
     (412) 266-5002

-    Center Township Office
     (Monaca)
     1207 Brodhead Road
     Monaca, PA 15061
     (412) 774-0332

 -   Coraopolis Office
     900 Fifth Avenue
     Coraopolis, PA 15108
     (412) 264-8862

-    Ellwood City Office
     600 Lawrence Avenue
     Ellwood City, PA 16117
     (412) 758-5584

-    Fox Chapel Office
     1060 Freeport Road
     Pittsburgh, PA 15238
     (412) 782-6500

-    Franklin Township Office
     1314 Zelienople Road
     Ellwood City, PA 16117
     (412) 752-2500

-    New Castle Office
     Route #65
     New Castle, PA 16101
     (412) 654-7781

-    Zelienople Office
     Route #19
     Zelienople, PA 16063
     (412) 452-6500


[MAP]

                            PennFirst Bancorp, Inc.
                              600 Lawrence Avenue
                            Ellwood City, PA 16117