Form 10-K405, Exhibit 13
period 1997-12-31
PENNFIRST BANCORP INC
filed 1998-03-30
CIK 872835

                                                                      EXHIBIT 13














                                                           PENNFIRST
                                                           BANCORP, INC.

                                                           1 9 9 7

                                                           A N N U A L
                                                           R E P O R T

Table of Contents
   Consolidated Financial Highlights..............                  1
   Letter to Stockholders.........................                  2
   Selected Consolidated Financial Data...........                  4
   Management's Discussion and Analysis of
   Financial Condition and Results of Operations..                  5
   Consolidated Financial Statements..............                 20
   Notes to Consolidated Financial Statements.....                 25
   Accountant's Report............................                 46
   Stock and Dividend Information.................                 47
   Corporate Information..........................                 49
   Board of Directors.............................                 50
   Company and Bank Officers......................                 51
   Products and Services..........................                 52
   Office Locations...............................  Inside Back Cover

Company Profile

             PennFirst Bancorp, Inc. (Nasdaq: PWBC), a publicly traded Pennsylvania corporation and thrift holding company, provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary banks, ESB Bank, F.S.B. and Troy Hill Federal Savings Bank.

             ESB Bank, F.S.B. and Troy Hill Federal Savings Bank are federally chartered, FDIC-insured stock savings banks which conduct business through eleven offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings banks and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation. Additionally, the Company has obtained capital funding for such investment activities and other corporate strategic initiatives via the issuance of trust preferred securities through its subsidiary, PennFirst Capital Trust I, a Delaware statutory business trust.



          [GRAPH OF RETURN ON AVERAGE ASSETS & STOCKHOLDERS' EQUITY]



               [GRAPH OF DEPOSIT & STOCKHOLDERS' EQUITY GROWTH]

Consolidated Financial Highlights
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                     As of or for the
                                                                 year ended December 31,
                                                                1997                1996 (1)           Change
                                                            --------------      ---------------     -------------
          Total assets                                          $ 910,770            $ 698,735              30%

          Loans receivable, net                                   336,757              216,865              55%

          Total deposits                                          399,568              332,889              20%

          Net interest income                                      16,665               14,262              17%

          Net income                                                5,447                4,177              30%

          Stockholders' equity                                     68,509               51,543              33%

          Net income per share (diluted)                            $1.08                $0.95              14%

          Cash dividends per share (2)                              $0.34                $0.78             (57%)

          Stockholders' equity per share                           $13.00               $12.01               8%

          Return on average assets                                   0.68%                0.61%             11%

          Return on average stockholders' equity                     8.64%                8.08%              7%


(1) Results of operations and ratios for 1996 exclude the Federal Deposit Insurance Corporation Savings Association Insurance Fund (SAIF) one-time charge of $1.3 million, net of income taxes, recorded in the third quarter of 1996.

(2) Cash dividends per share for 1996 includes a $0.45 per share special cash dividend declared and paid in the second quarter of 1996.




                        [GRAPH OF ASSET & LOAN GROWTH]



         [GRAPH OF PERCENTAGE OF NONPERFORMING ASSETS TO TOTAL ASSETS]




--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   1                   1997 Annual Report

Letter to Stockholders
--------------------------------------------------------------------------------


To Our Stockholders:

I am pleased to report that 1997 was a most successful year for your Company.
We achieved record earnings of $1.08 per diluted share while continuing to grow the Company, watched our stock price reach record highs, consummated the acquisition of Troy Hill Federal Savings Bank, successfully completed a $25.3 million trust preferred security offering and formally established our Community Reinvestment Department.

Operating Results

For the year ended December 31, 1997, the Company recorded net income of $5.4 million or $1.08 per diluted share, compared to net income of $4.2 million or $0.95 per diluted share, exclusive of the one-time SAIF assessment of $1.3 million, net of income taxes, for the prior year.


During the fourth quarter 1997, the Company recorded consolidated net income of $1.4 million or $0.27 per diluted share. Net income and net income per share increased 39.3 percent and 12.5 percent, respectively, when compared to earnings of $1.0 million or $0.24 per share, for the fourth quarter 1996.

                       [Photo of Charlotte A. Zuschlag]
                     President and Chief Executive Officer

Contributing to the overall increase in consolidated net income between 1997 and 1996 were increases in net interest income and noninterest income, partially offset by increases in noninterest expenses and income taxes. Net interest income and noninterest income increased $2.4 million and $396,000, respectively, for the year ended December 31, 1997, compared to the prior year. These increases resulted from an increase in interest earning assets and fees charged to customers, respectively, which resulted primarily from the acquisition of Troy Hill and growth of the Company's loans and deposits exclusive of the acquisition. The increases in operating results were partially offset by increases of $1.2 million and $444,000 in noninterest expense and the provision for income taxes, respectively, exclusive of the 1996 SAIF charge and related tax benefit.


Continued Growth

In achieving record operating results for the year, the Company continued to grow while enhancing the quality of assets and maintaining a strong capital base. Balance sheet growth highlights for 1997 included:

 .  an increase in total assets of $212.0 million or 30 percent to $910.8 million at year end.
 .  an increase in investment securities of $73.7 million or 17 percent to $518.0 million.
 . growth in loans receivable of $119.9 million or 55 percent to $336.8 million. . growth in customer deposits of $66.7 million or 20 percent to $399.6 million. . an increase in borrowed funds, excluding the trust preferred security offering, of $101.8 million or 33 percent to $411.0 million.

The Company continued to improve asset quality. Non-performing assets decreased $31,000 to $4.1 million or 0.45 percent of total assets at year end 1997, from $4.1 million or 0.59 percent of total assets at year end 1996.

Total stockholders' equity increased to $68.5 million or 8 percent of total assets at year end, and book value per share increased to $13.00 at December 31, 1997, compared to $12.01 per share at December 31, 1996.



--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.            2                          1997 Annual Report

--------------------------------------------------------------------------------



Stock Performance

During the year the Company's common stock reached an all-time high of $20.50 per share and closed the year at $19.25 per share. Your investments' total return for 1997, including dividends, was 57 percent. The Company continued to leverage capital and enhance earnings per share by buying back shares of common stock. During the year 107,805 shares were repurchased at a weighted average cost of $15.56 per share.

Troy Hill Merger

During the second quarter of 1997, we consummated the acquisition of Troy Hill Federal Savings Bank. As a result of this acquisition, the Company strengthened its market position in Allegheny County, Pennsylvania and substantially increased net interest and fee income. The acquisition of Troy Hill increased total assets by $109.3 million, including total loans receivable of $90.0 million, and increased customer deposits by $53.8 million. The integration of Troy Hill's operations into the consolidated operations of the Company, including system and operation conversions, were substantially complete at year end. Approximately 20 full-time equivalent employees and two branch offices joined the Company as a result of the merger.

Trust Preferred Security Offering


During the fourth quarter of 1997, the Company successfully completed a $25.3 million offering of trust preferred securities. The securities carry an interest rate of 8.625%. The proceeds from this public offering qualify as regulatory capital. The Company contributed a portion of the proceeds of the offering to its subsidiary banks as additional capital. This contributed capital and the remaining proceeds will support future growth and capital investment.

Community Reinvestment Commitment

Our commitment to providing home ownership opportunities in low to moderate income neighborhoods and low to moderate income families was made more evident in June 1997, when we formally established a Community Reinvestment Department. This department's formal responsibility is to address the neighborhood development needs for our lending areas. In this way, the Company can devote the necessary resources to listening to the community and tailoring banking products to meet customer needs.

Outlook

We intend to maintain the Company's strong capital position and keep this strength a priority as we continue to enhance stockholder value by pursuing growth through earnings-accretive acquisitions of whole financial service institutions or branch offices. We will also continue our internal growth initiatives. It is critical that we prudently manage this growth while concentrating our goal of building an organization that will provide sustainable and consistent earnings growth.

We enter the new millennium a stronger organization with talented people and other resources necessary to meet and take advantage of opportunity in this competitive industry. We appreciate the confidence that the stockholders have shown the Company and look forward to rewarding that trust through continued strong decision making and hard work. On behalf of the Board of Directors, officers and employees, I thank you for your continued support.

Very truly yours,



/s/  Charlotte A. Zuschlag
     President and Chief Executive Officer


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   3                   1997 Annual Report

Selected Consolidated Financial Data
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                           ------------------------------------------------------------------------
                                                                                            As of December 31,
Financial Condition Data                                      1997            1996            1995           1994            1993
                                                           ------------------------------------------------------------------------
     Total assets                                           $910,770       $ 698,735       $ 659,371      $ 637,916       $ 410,314
     Securities                                              518,021         444,329         442,783        440,813         312,889
     Loans receivable, net                                   336,757         216,865         183,878        161,630          79,250
     Deposits                                                399,568         332,889         338,494        333,825         206,629
     Borrowed funds                                          435,170         309,195         259,472        246,437         160,988
     Stockholders' equity                                     68,509          51,543          54,926         52,407          40,099
     Stockhoders' equity per common share                     $13.00          $12.01          $12.52         $10.95          $11.09
                                                          --------------------------------------------------------------------------

                                                                              For the year ended December 31,
Operations Data                                              1997            1996(1)         1995           1994            1993
                                                          --------------------------------------------------------------------------

     Interest income                                        $ 55,011        $ 46,891        $ 44,357       $ 34,873        $ 23,878
     Interest expense                                         38,346          32,629          30,219         22,159          14,585
                                                          -----------   -------------   -------------   ------------   -------------

     Net interest income                                      16,665          14,262          14,138         12,714           9,293
     Provision for loan losses                                   799             873              13             41             336
                                                          -----------   -------------   -------------   ------------   -------------

     Net interest income after provision for loan losses      15,866          13,389          14,125         12,673           8,957
     Noninterest income                                        1,075             679             772          1,011           1,095
     Noninterest expense                                       9,510          10,535           8,962          7,364           4,993
                                                          -----------   -------------   -------------   ------------   -------------

     Net income before income taxes and cumulative
         effect of change in accounting principle              7,431           3,533           5,935          6,320           5,059
     Provision for income taxes                                1,984             703           1,967          2,461           1,902
                                                          -----------   -------------   -------------   ------------   -------------

     Net income before cumulative effect of change in
         accounting principle                                  5,447           2,830           3,968          3,859           3,157
     Cumulative effect of change in accounting principle           -               -               -              -             125
                                                          -----------   -------------   -------------   ------------   -------------

     Net income                                              $ 5,447         $ 2,830         $ 3,968        $ 3,859         $ 3,282
                                                          ===========   =============   =============   ============   =============

     Basic net income per common share                         $1.12           $0.67           $0.89          $0.86           $0.91
     Diluted net income per common share                       $1.08           $0.65           $0.85          $0.83           $0.85
                                                          --------------------------------------------------------------------------

                                                                          As of or for the year ended December 31,
Other Data                                                     1997            1996(1)         1995           1994            1993
                                                          --------------------------------------------------------------------------

     Performance Ratios (for the year ended)
         Return on average assets                              0.68%           0.41%           0.61%          0.68%           0.83%
         Return on average equity                              8.64%           5.47%           7.44%          7.68%           8.44%
         Average equity to average assets                      7.92%           7.50%           8.24%          8.79%           9.83%
         Interest rate spread (2)                              1.95%           1.98%           1.93%          1.96%           2.01%
         Net interest margin (2)                               2.34%           2.33%           2.33%          2.29%           2.39%
         Efficiency ratio (2)                                 45.56%          47.98%          55.40%         52.72%          49.89%
         Noninterest expense to average assets                 1.20%           2.71%           1.39%          1.29%           1.26%
         Dividend payout ratio (3)                            31.80%         120.00%          38.80%         34.90%          25.90%
     Asset Quality Ratios (as of year end)
         Non-performing loans to total loans                   1.08%           1.80%           0.42%          1.31%           2.06%
         Non-performing assets to total assets                 0.45%           0.59%           0.13%          0.40%           0.49%
         Allowance for loan losses to total loans              1.36%           1.46%           1.29%          1.43%           1.64%
         Allowance for loan losses to non-performing loans   126.43%          81.02%         309.26%        109.08%          79.42%
     Capital Ratios (as of year end)
         Stockholders' equity to assets                        7.52%           7.38%           8.33%          8.22%           9.77%
         Tangible stockholders' equity to tangible assets      6.76%           6.78%           7.65%          7.42%           9.75%



(1) Exclusive of the $2.2 million ($1.3 million net of applicable income tax benefits) one-time special Savings Association Insurance Fund assessment, net income, noninterest expense, return on average assets, return on average equity and noninterest expense to average assets would have been $4.2 million, $8.3 million, 0.61%, 8.08% and 1.21%, respectively, for the year ended December 31, 1996.

(2)  Interest income utilized in calculation is on a fully tax equivalent basis.

(3) Dividend payout ratio calculation utilizes diluted net income per share for all periods, and includes special cash dividend of $0.45 per share in 1996.



--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                     4                 1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------


Overview
--------

PennFirst Bancorp, Inc. (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly-owned subsidiary banks, ESB Bank, F.S.B. (ESB) and Troy Hill Federal Savings Bank (Troy Hill). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, and PennFirst Capital Trust I, a Delaware statutory business trust established during 1997 to facilitate the issuance of trust preferred securities to the public by the Company.

ESB and Troy Hill (collectively, the Banks) are federally chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings banks which conduct business through eleven offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates a wholly-owned subsidiary, AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company.

The Banks are financial intermediaries whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company and the Banks are subject to examination and comprehensive regulation by the Office of Thrift Supervision (OTS), the chartering authority of the Banks, and the FDIC, the administrator of the Savings Association Insurance Fund (SAIF). The Banks are members of the Federal Home Loan Bank
(FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. The Banks are further subject to regulations of the Board of Governors of the Federal Reserve System which governs the reserves required to be maintained against deposits and certain other matters.

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.




--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                    5                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Significant Financial Events in 1997
------------------------------------

Acquisition of Troy Hill Federal Savings Bank

On April 3, 1997, the Company completed its acquisition of Troy Hill based in Pittsburgh, Pennsylvania. Troy Hill is a community savings bank that offers financial products and services through two branch offices in Allegheny County, Pennsylvania.

The acquisition was accounted for under the purchase method of accounting.
Under the terms of the merger agreement, Troy Hill Bancorp, Inc. (THBC), the holding company for Troy Hill, merged with and into the Company. Consideration paid by the Company in connection with the acquisition consisted of $9.3 million in cash and 1,071,000 shares of the Company's common stock. In addition, options to purchase shares of THBC were converted into options to acquire 115,000 shares of the Company's common stock.

At the acquisition date, the fair value of Troy Hill's total assets was $109.3 million, including loans receivable of $90.0 million, and the fair value of total liabilities was $89.4 million, including deposits of $53.8 million. Goodwill arising from the transaction was $3.5 million. The estimated useful beneficial life for the straight-line amortization of the goodwill is expected to be 15 years.

Stock Dividend

On July 15, 1997, the Board of Directors declared a 10% stock dividend to stockholders of record on July 31, 1997 and payable on August 25, 1997. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend.

Trust Preferred Security Offering

On December 9, 1997, the Company successfully completed a $25.3 million (2,530,000 shares) offering of trust preferred securities. The securities carry an interest rate of 8.625%, mature in 30 years, but are callable after five years or upon certain specific tax law or regulatory changes, and represent undivided beneficial interests in PennFirst Capital Trust I. The proceeds from this public offering were used to purchase junior subordinated debentures issued by the Company. The proceeds from the sale of the debentures qualify as regulatory capital for the Company. The Company contributed a portion of the proceeds of the offering to its subsidiary banks as additional capital. This contributed capital and the remaining proceeds will support future growth of the Company.

Significant Financial Events in 1996
------------------------------------

SAIF Assessment

On September 30, 1996, legislation was enacted into law to recapitalize the SAIF through a one-time assessment on SAIF-insured deposits as of March 31, 1995.
The industry-wide special assessment amounted to approximately $4.5 billion or approximately $0.65 for every $100 of assessable deposits. ESB's assessment amounted to $2.2 million ($1.3 million, net of income tax benefit). As a result of the special assessment, deposit insurance premiums decreased from $0.23 per $100 of deposits to approximately $0.06 per $100 of deposits beginning in January 1997.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                    6                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Financial Condition
------------------------------

General. The Company's total assets increased a net $212.0 million or 30.3% to $910.8 million at December 31, 1997 from $698.7 million at December 31, 1996. This increase was primarily due to increases in cash and equivalents of $11.7 million, securities (both available for sale and held to maturity) of $73.7 million, loans receivable of $119.9 million, FHLB stock of $2.7 million and all other assets combined of $4.1 million.

The increase in the Company's total assets reflects corresponding increases in total liabilities of $195.1 million or 30.1% to $842.3 million at December 31, 1997 from $647.2 million at December 31, 1996 and total stockholders' equity of $17.0 million or 32.9% to $68.5 million at December 31, 1997 from $51.5 million at December 31, 1996. The increase in total liabilities was primarily due to increases in deposits of $66.7 million and borrowed funds of $101.8 million, the issuance of trust preferred securities of $24.1 million, net of deferred issuance costs, and increases in all other liabilities combined of $2.4 million. The net increase in total stockholders' equity can be attributed primarily to the issuance of shares of the Company's common stock to partially fund the Troy Hill acquisition, net income of $5.4 million for 1997 and an increase in the unrealized gain on securities available for sale of $2.1 million, which were partially offset by cash dividends of $1.7 million for 1997.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents and increased a combined $11.7 million to $18.9 million at December 31, 1997 from $7.3 million at December 31, 1996. These accounts are typically increased by deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase between December 31, 1997 and December 31, 1996 can be attributed principally to funds received from the issuance of trust preferred securities in December 1997.

Securities. The Company's securities portfolios increased a net $73.7 million or 16.6% to $518.0 million at December 31, 1997 from $444.3 million at December 31, 1996. This net increase was the result of the addition of $7.0 million in securities from Troy Hill, $222.7 million of purchases consisting primarily of $6.1 million of U.S. government securities, $16.4 million of municipal securities and $200.2 million of mortgage-backed securities and an increase in the unrealized gain on securities available for sale of $3.1 million (before taxes) during the year, partially offset by $81.8 million of maturities and repayments of principal and $76.5 million of securities sold consisting primarily of $29.2 million of U.S. government securities, $11.8 million of municipal securities and $35.2 million of mortgage-backed securities during the year.

Loans receivable. Net loans receivable increased a net $119.9 million or 55.3% to $336.8 million at December 31, 1997 from $216.9 million at December 31, 1996. The increase in loans receivable can be attributed to the addition of Troy Hill's loans receivable as a result of the merger and to internal growth within the Company's loan portfolios. Mortgage loans increased $121.1 million or 70.5% and other loans increased $4.9 million or 9.0%. Partially offsetting the net increase in loans receivable was an increase in the Company's allowance for loan losses of $1.5 million or 45.3% to $4.8 million at December 31, 1997 from $3.3 million at December 31, 1996 and $4.3 million and $343,000 increases in loans in process and deferred loan fees, respectively.

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets decreased $31,000 to $4.1 million or 0.45% of total assets at December 31, 1997 from $4.1 million or 0.59% of total assets at December 31, 1996. Non-performing assets consisted of non-performing loans and REO of $3.8 million and $288,000, respectively, at December 31, 1997 and non-performing loans and REO of $4.1 million and $37,000, respectively, at December 31, 1996.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                    7                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Accrued interest receivable. Accrued interest receivable increased $518,000 or 9.3% to $6.1 million at December 31, 1997 from $5.6 million at December 31, 1996, due primarily to the increase in average interest-earning assets between years.

FHLB stock. FHLB stock increased $2.7 million or 17.6% to $17.8 million at December 31, 1997 from $15.2 million at December 31, 1996, primarily as a result of the acquisition of Troy Hill.

Premises and equipment. Premises and equipment increased $579,000 or 21.1% to $3.3 million at December 31, 1997 from $2.7 million at December 31, 1996, primarily as a result of the acquisition of Troy Hill.

Prepaid expenses and other assets. Prepaid expenses and other assets increased $2.8 million or 40.9% to $9.5 million at December 31, 1997 from $6.8 million at December 31, 1996. This net increase can primarily be attributed to the $3.5 million in goodwill which was recognized in connection with the acquisition of Troy Hill.

Deposits. Total deposits increased $66.7 million or 20.0% to $399.6 million at December 31, 1997 from $332.9 million at December 31, 1996. Included in this increase was the assumption of Troy Hill's deposits associated with the merger and internal deposit growth by the Company of $12.9 million. For the year, in total, interest-bearing demand deposits increased $13.2 million or 9.6% and time deposits increased $53.9 million or 28.4%. Partially offsetting these increases in deposits was a decrease in noninterest-bearing deposits of $407,000 or 8.0%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance increased $1.4 million or 77.8% to $3.3 million at December 31, 1997 from $1.9 million at December 31, 1996, primarily as a result of the increase in loans receivable.

Borrowed funds. Borrowed funds include primarily FHLB advances and reverse repurchase agreement borrowings. Borrowed funds increased $101.8 million or 32.9% to $411.0 million at December 31, 1997 from $309.2 million at December 31, 1996. FHLB advances increased $59.5 million or 20.1% and reverse repurchase agreement and other borrowings increased $42.3 million.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $972,000 or 29.9% to $4.2 million at December 31, 1997 from $3.3 million at December 31, 1996. This increase can primarily be attributed to the acquisition of Troy Hill.

Stockholders' equity. Stockholders' equity increased by $17.0 million or 32.9% to $68.5 million at December 31, 1997 from $51.5 million at December 31, 1996. This increase was primarily the result of the issuance of the Company's common stock to partially fund the acquisition of Troy Hill, net income of $5.4 million for the year and a $2.1 million increase in the unrealized gain on securities available for sale, net of income taxes. Partially offsetting these increases in stockholders' equity, were dividends declared of $1.7 million, net treasury stock purchases of $1.7 million and a $1.7 million increase in unearned employee stock plan shares.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                    8                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Results of Operations
--------------------------------

General. The Company reported net income of $5.4 million, $2.8 million and $4.0 million in 1997, 1996 and 1995, respectively.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis.

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                         Year ended December 31,

                                                               1997                               1996
                                                 ------------------------------    ----------------------------------
                                                 Average                Yield/     Average                    Yield/
                                                 Balance   Interest      Rate      Balance       Interest      Rate
---------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Taxable securities available for sale        $307,504   $ 20,935      6.81%     $298,057      $ 20,377      6.84%
   Tax-exempt securities available for sale       51,464      4,410      8.57%       49,564         4,334      8.74%
   Taxable securities held to maturity            90,824      5,464      6.02%      104,352         6,200      5.94%
   Tax-exempt securities held to maturity            863         67      7.76%          591            49      8.29%
                                              ----------- ---------- ----------   ----------    ----------  ---------
                                                 450,655     30,876      6.85%      452,564        30,960      6.84%
                                              ----------- ---------- ----------   ----------    ----------  ---------

   Mortgage loans                                245,552     19,493      7.94%      151,107        12,221      8.09%
   Other loans                                    58,380      4,738      8.12%       52,272         4,115      7.87%
                                              ----------- ---------- ----------   ----------    ----------  ---------
                                                 303,932     24,231      7.97%      203,379        16,336      8.03%
                                              ----------- ---------- ----------   ----------    ----------  ---------

   Cash equivalents                                7,149        374      5.23%        4,701           184      3.91%
   FHLB stock                                     16,612      1,053      6.34%       14,214           901      6.34%
                                              ----------- ---------- ----------   ----------    ----------  ---------
                                                  23,761      1,427      6.01%       18,915         1,085      5.74%
                                              ----------- ---------- ----------   ----------    ----------  ---------

   Total interest-earning assets                 778,348     56,534      7.26%      674,858        48,381      7.17%
   Other noninterest-earning assets               16,913          -      -           14,466             -      -
                                              ----------- ---------- ----------   ----------    ----------  ---------
        Total assets                            $795,261   $ 56,534      7.11%     $689,324      $ 48,381      7.02%
                                            ============= ========== ==========    ============= ====================

Interest-bearing liabilities:
   Interest-bearing demand deposits             $151,909    $ 3,922      2.58%     $142,753       $ 4,083      2.86%
   Time deposits                                 224,428     12,707      5.66%      188,682        10,345      5.48%
                                              ----------- ---------- ----------   ----------    ----------  ---------
                                                 376,337     16,629      4.42%      331,435        14,428      4.35%
   FHLB advances                                 327,683     20,624      6.29%      282,750        17,409      6.16%
   Reverse repo's & other borrowings              16,297        955      5.86%       14,171           792      5.59%
   Preferred securities                            1,543        138      8.91%            -             -      -
                                              ----------- ---------- ----------   ----------    ----------  ---------
   Total interest-bearing liabilities            721,860     38,346      5.31%      628,356        32,629      5.19%
   Noninterest-bearing demand deposits             4,665          -      -            3,855             -      -
   Other noninterest-bearing liabilities           5,717          -      -            5,401             -      -
                                              ----------- ---------- ----------   ----------    ----------  ---------
        Total liabilities                        732,242     38,346      5.24%      637,612        32,629      5.12%
        Stockholders' equity                      63,019          -      -           51,712             -      -
                                              ----------- ---------- ----------   ----------    ----------  ---------

        Total liabilities and equity            $795,261   $ 38,346      4.82%     $689,324      $ 32,629      4.73%
                                              =========== ========== ==========   ==========    ==========  =========

Net interest income                                         $18,188                               $15,752
                                                          ==========                            ==========

Interest rate spread (difference between
   weighted average rate on interest-earning
   assets and interest-bearing liabilities)                              1.95%                                 1.98%
                                                                     ==========                             =========

Net interest margin (net interest
   income as a percentage of average
   interest-earning assets)                                              2.34%                                 2.33%
                                                                     ==========                             =========

-----------------------------------------------------------------------------------------------------

                                                                1995
                                               ---------------------------------------
                                                 Average                        Yield/
                                                 Balance       Interest          Rate
--------------------------------------------------------------------------------------
Interest-earning assets:
   Taxable securities available for sale       $109,038        $ 7,771          7.13%
   Tax-exempt securities available for sale      14,919          1,285          8.61%
   Taxable securities held to maturity          313,116         19,390          6.19%
   Tax-exempt securities held to maturity         1,408            118          8.38%
                                               ---------      ---------     ----------
                                                438,481         28,564          6.51%
                                               ---------      ---------     ----------

   Mortgage loans                               130,934         11,194          8.55%
   Other loans                                   47,000          4,136          8.80%
                                               ---------      ---------     ----------
                                                177,934         15,330          8.62%
                                               ---------      ---------     ----------

   Cash equivalents                               4,576            236          5.16%
   FHLB stock                                    12,203            818          6.70%
                                               ---------      ---------     ----------
                                                 16,779          1,054          6.28%
                                               ---------      ---------     ----------

   Total interest-earning assets                633,194         44,948          7.10%
   Other noninterest-earning assets              13,780              -          -
                                               ---------      ---------     ----------

        Total assets                           $646,974       $ 44,948          6.95%
                                               =========      =========     ==========

Interest-bearing liabilities:
   Interest-bearing demand deposits            $140,442        $ 3,954          2.82%
   Time deposits                                193,783         10,767          5.56%
                                               ---------      ---------     ----------
                                                334,225         14,721          4.40%
   FHLB advances                                241,191         14,893          6.17%
   Reverse repo's & other borrowings              9,802            605          6.17%
   Preferred securities                               -              -          -
                                               ---------      ---------     ----------
   Total interest-bearing liabilities           585,218         30,219          5.16%
   Noninterest-bearing demand deposits            3,415              -          -
   Other noninterest-bearing liabilities          5,026              -          -
                                               ---------      ---------     ----------
        Total liabilities                       593,659         30,219          5.09%
        Stockholders' equity                     53,315              -          -
                                               ---------      ---------     ----------

        Total liabilities and equity           $646,974       $ 30,219          4.67%
                                               =========      =========     ==========

Net interest income                                            $14,729
                                                              =========

Interest rate spread (difference between
   weighted average rate on interest-earning
   assets and interest-bearing liabilities)                                     1.94%
                                                                             =========
Net interest margin (net interest
   income as a percentage of average
   interest-earning assets)                                                     2.33%
                                                                             =========

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                    9                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------



Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (1) changes in volume of interest-earning assets and interest-bearing liabilities and (2) changes in yields and rates. The table reflects the extent to which changes in the Company's interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.


------------------------------------------------------------------------------------------------------------------------------
    (In thousands)                                              1997 vs. 1996                         1996 vs. 1995

                                                         Increase (decrease) due to            Increase (decrease) due to
                                                     -----------------------------------     ---------------------------------
                                                        Volume         Rate        Total      Volume        Rate        Total
------------------------------------------------------------------------------------------------------------------------------
    Interest income:
       Securities                                       $ (131)        $ 47       $ (84)       $ 935      $ 1,461     $ 2,396
       Loans                                             8,017         (122)      7,895        2,092       (1,086)      1,006
       Cash equivalents                                    115           75         190            6          (58)        (52)
       FHLB stock                                          152            -         152          129          (46)         83
                                                     ----------  -----------  ----------   ----------  -----------  ----------
       Total interest-earning assets                     8,153            -       8,153        3,162          271       3,433
                                                     ----------  -----------  ----------   ----------  -----------  ----------
    Interest expense:
       Deposits                                          1,981          220       2,201         (122)        (171)       (293)
       FHLB advances                                     2,820          395       3,215        2,559          (43)      2,516
       Reverse repurchases & other borrowings              123           40         163          249          (62)        187
    Subordinated debt                                      138            -         138            -            -           -
                                                     ----------  -----------  ----------   ----------  -----------  ----------
    Total interest-bearing liabilities                   5,062          655       5,717        2,686         (276)      2,410
                                                     ----------  -----------  ----------   ----------  -----------  ----------
 Net interest income                                   $ 3,091       $ (655)    $ 2,436        $ 476        $ 547     $ 1,023
                                                     ==========  ===========  ==========   ==========  ===========  ==========
------------------------------------------------------------------------------------------------------------------------------



1997 Results Compared to 1996 Results

General. The Company reported net income of $5.4 million and $2.8 million for 1997 and 1996, respectively. The $2.6 million increase in net income between 1997 and 1996, can primarily be attributed to an increase in operating results associated with the acquisition of Troy Hill, including a $2.4 million increase in net interest income and a $396,000 increase in noninterest income. Partially offsetting these favorable variances was a $1.2 million increase in noninterest expense and a $444,000 increase in the provision for income taxes, exclusive of the 1996 SAIF charge and related tax benefit.

Net interest income. Tax equivalent net interest income increased $2.4 million or 15.5% to $18.2 million for 1997, compared to $15.8 million for 1996. This increase in net interest income can be attributed to an increase in interest income of $8.2 million, partially offset by an increase in interest expense of $5.7 million.

Interest income. Interest income increased $8.2 million or 16.9% to $56.5 million for 1997, compared to $48.4 million for 1996. This increase in interest income can be attributed to increases in interest earned on loans receivable, cash equivalents and FHLB stock of $7.9 million, $190,000 and $152,000, respectively, partially offset by a decrease in interest earned on securities of $84,000.

Interest earned on securities decreased only $84,000 to $30.9 million for 1997, compared to $31.0 million for 1996 as average balances and rates remained relatively consistent between the two years.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   10                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Interest earned on loans receivable increased $7.9 million or 48.3% to $24.2 million for 1997, compared to $16.3 million for 1996. This increase was primarily attributable to an increase in the average balance of loans outstanding of $100.6 million or 49.4% to $303.9 million for 1997 compared to $203.4 million for 1996. Partially offsetting this volume increase, was a slight decline in the yield on loans to 7.97% for 1997, compared to 8.03% for 1996.

Interest earned on cash equivalents increased $190,000 to $374,000 for 1997, compared to $184,000 for 1996 as the average balance increased $2.4 million or 52.1% and the yield increased to 5.23% for 1997, compared to 3.91% for 1996.

Income from FHLB stock increased $152,000 to $1.1 million for 1997, compared to $901,000 for 1996 as the average balance increased $2.4 million or 16.9%.

Interest expense. Interest expense increased $5.7 million or 17.5% to $38.3 million for 1997, compared to $32.6 million for 1996. This increase in interest expense can be attributed to increases in interest incurred on deposits, FHLB advances, reverse repurchases and other borrowings and subordinated debt of $2.2 million, $3.2 million, $163,000 and $138,000, respectively.

Interest incurred on deposits increased $2.2 million or 15.3% to $16.6 million for 1997, compared to $14.4 million for 1996. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $44.9 million or 13.5% to $376.3 million for 1997, compared to $331.4 million for 1996. Also contributing to the increase in interest incurred on interest-bearing deposits was an increase in the cost of deposits to 4.42% for 1997, compared to 4.35% for 1996.

Interest incurred on FHLB advances increased $3.2 million or 18.5% to $20.6 million for 1997, compared to $17.4 million for 1996. This increase was primarily attributable to an increase in the average balance of FHLB advances of $44.9 million or 15.9% to $327.7 million for 1997, compared to $282.8 million for 1996. Also contributing to the increase in interest incurred on FHLB advances was an increase in the cost of these funds to 6.29% for 1997, compared to 6.16% for 1996.

Interest incurred on reverse repurchases and other borrowings increased $163,000 to $955,000 for 1997, compared to $792,000 for 1996, associated with increases in average balance and cost between the two years.

Interest expense on subordinated debt of $138,000 for 1997 was related to the $25.3 million ($24.1 million net of deferred issuance costs) trust preferred stock offering that was completed in December 1997.

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover potential losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses decreased $74,000 or 8.5% to $799,000 for 1997, compared to $873,000 for 1996. In both years, the majority of the provision for loan losses recorded by the Company related to the previously disclosed concerns related to thirteen non-performing lease agreements between the Company and Bennett Funding Group and affiliates of Syracuse, NY. The lease agreements were purchased by the Company and are secured by commercial equipment leases located in various parts of the country. On March 29, 1996, it was


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   11                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


reported that Bennett Funding Group was the target of a civil complaint filed by the Securities and Exchange Commission (SEC) and further reported on April 1, 1996 that Bennett Funding Group filed a Chapter 11 bankruptcy petition and was halting payments on the lease agreements.

As a result of the foregoing, during the quarter ended March 31, 1996, the Company placed all $3.6 million of the lease agreements on non-accrual status and established a reserve of approximately $900,000 for potential losses related to such lease agreements. During the quarter ended June 30, 1997, as a result of questions concerning the ultimate collectibility of certain lease agreements and concerns with respect to the Company's security interest in the collateral securing certain of the lease agreements, the Company provided an additional $600,000 in loan loss reserves. While the Company has insurance with a private carrier with respect to a portion of the Bennett Funding Group lease agreements, because of payments made or expected to be made on certain insured leases, the Company does not anticipate that it will recover any significant amount of funds under its insurance policy.

On October 15, 1997, the U.S. Bankruptcy Court for the Northern District of New York ordered the Bankruptcy Trustee for Bennett Funding Group to pay over to the Company within 30 days thereof an aggregate of approximately $1.3 million, which represents principal payments, excluding interest accrued thereon and certain settoffs on ten of the thirteen lease agreements. Such payments would reduce the outstanding balance of the lease agreements to approximately $2.3 million. The Court further ordered the Bankruptcy Trustee to turn over to the Company on a monthly basis payments collected on such leases. The Bankruptcy Trustee has since appealed the Order of the Bankruptcy Court. However, in November 1997, the Company received a payment in the amount of $1.3 million from the Trustee and applied this payment to the outstanding principal balance of the leases.

Consequently, at December 31, 1997, the Company had $2.3 million in outstanding Bennett Funding Group leases, compared to $3.6 million at December 31, 1996.
The total loan loss reserves associated with these leases was approximately $1.8 million at December 31, 1997.

As a result of the provision for loan losses realized during 1997 and 1996, the Company's allowance for loan losses amounted to $4.8 million or 1.36% of the Company's total loan portfolio at December 31, 1997, compared to $3.3 million or 1.46% at December 31, 1996. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 1997 and 1996 was 126.4% and 81.0%, respectively.

Noninterest income. Noninterest income increased $396,000 or 58.3% to $1.1 million for 1997, compared to $679,000 for 1996. This increase can primarily be attributed to an increase in fees and service charges of $351,000 and an increase in net gains realized on sales of securities available for sale of $44,000. The increase in fees and services charges can be attributed to the acquisition of Troy Hill and the growth of loans and deposits exclusive of the acquisition.

Noninterest expense. Noninterest expense, exclusive of the one-time SAIF assessment of $2.2 million incurred in 1996, increased $1.2 million or 14.0% to $9.5 million for 1997, compared to $8.3 million for 1996. This increase can be attributed to increases in compensation and employee benefits, premises and equipment, data processing and other expenses of $1.1 million, $59,000, $165,000 and $470,000, respectively. Partially offsetting the overall increase in noninterest expense was a decrease in federal insurance premium expense of $577,000 in connection with lower deposit premium rates charged subsequent to the SAIF recapitalization.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   12                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Compensation and employee benefits expense increased $1.1 million or 24.5% to $5.4 million for 1997, compared to $4.3 million for 1996. This increase can be attributed to the addition of Troy Hill's employees in connection with the acquisition and normal salary increases between the years.

Premises and occupancy expense increased $59,000 or 6.1% to $1.0 million for 1997, compared to $974,000 for 1996. This increase can be attributed to the acquisition of Troy Hill, partially offset by a reduction in depreciation expense related to certain assets becoming fully depreciated near the end of 1996 and the beginning of 1997.

Data processing expense increased $165,000 or 45.5% to $528,000 for 1997, compared to $363,000 for 1996. This increase can be attributed to the acquisition of Troy Hill, including system conversion costs of approximately $80,000.

Other expenses increased $470,000 or 24.3% to $2.4 million for 1997, compared to $1.9 million for 1996. This increase can be attributed to the acquisition of Troy Hill, including an increase in goodwill amortization expense of $177,000.

Provision for income taxes. The provision for income taxes, exclusive of consideration of the SAIF assessment, increased $433,000 or 27.9% to $2.0 million for 1997, compared to $1.6 million for 1996. This increase was primarily the result of an increase in pre-tax income of $1.7 million between the two years.

1996 Results Compared to 1995 Results

General. The Company reported net income of $2.8 million and $4.0 million for 1996 and 1995, respectively. The $1.1 million decrease in net income between 1996 and 1995, can primarily be attributed to the one-time SAIF assessment of $1.3 million, net of income taxes, an increase in the provision for loan losses of $860,000 and a decrease in noninterest income of $93,000, partially offset by an increase in net interest income of $124,000, a decrease in noninterest expense of $622,000 (excluding the SAIF assessment) and a decrease in the provision for income taxes of $416,000 (excluding the SAIF assessment tax benefit).

Net interest income. Tax equivalent net interest income increased $1.0 million or 6.9% to $15.8 million for 1996, compared to $14.7 million for 1995. This increase in net interest income can be attributed to an increase in interest income of $3.4 million, partially offset by an increase in interest expense of $2.4 million.

Interest income. Interest income increased $3.4 million or 7.6% to $48.4 million for 1996, compared to $44.9 million for 1995. This increase in interest income can be attributed to increases in interest earned on securities, loans receivable and FHLB stock of $2.4 million, $1.0 million and $83,000, respectively, partially offset by a decrease in interest earned on cash equivalents of $52,000.

Interest earned on securities increased $2.4 million or 8.4% to $31.0 million for 1996, compared to $28.6 million for 1995. This increase can be attributed to an increase in the average balance of securities of $14.1 million or 3.2% to $452.6 million for 1996, compared to $438.5 million for 1995. Contributing to the increase in interest earned on securities was an increase in the yield to 6.84% for 1996, compared to 6.51% for 1995.

Interest earned on loans receivable increased $1.0 million or 6.6% to $16.3 million for 1996, compared to $15.3 million for 1995. This increase was primarily attributable to an increase in the average balance of loans outstanding of $25.4 million or 14.3% to $203.4 million for 1996 compared to $177.9 million for 1995. Partially

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   13                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

offsetting this volume increase, was a decline in the yield on loans to 8.03% for 1996, compared to 8.62% for 1995.

Interest earned on cash equivalents decreased $52,000 or 22.0% to $184,000 for 1996, compared to $236,000 for 1995 as the $125,000 increase in the average balance was more than offset by a decline in the yield earned to 3.91% for 1996, compared to 5.16% for 1995.

Income from FHLB stock increased $83,000 or 10.1% to $901,000 for 1996, compared to $818,000 for 1995 due to an increase in average balance, partially offset by a decrease in yield.

Interest expense. Interest expense increased $2.4 million or 8.0% to $32.6 million for 1996, compared to $30.2 million for 1995. This increase in interest expense can be attributed to increases in interest incurred on FHLB advances and reverse repurchases and other borrowings of $2.5 million and $187,000, respectively, partially offset by a decrease in interest incurred on interest-bearing deposits of $293,000.

Interest incurred on deposits decreased $293,000 or 2.0% to $14.4 million for 1996, compared to $14.7 million for 1995. This decrease was primarily attributable to a decrease in the average balance of interest-bearing deposits of $2.8 million or 1.0% to $331.4 million for 1996, compared to $334.2 million for 1995. Also contributing to the decrease in interest incurred on interest-bearing deposits was a decline in the cost of deposits to 4.35% for 1996, compared to 4.40% for 1995.

Interest incurred on FHLB advances increased $2.5 million or 16.9% to $17.4 million for 1996, compared to $14.9 million for 1995. This increase was primarily attributable to an increase in the average balance of FHLB advances of $41.6 million or 17.2% to $282.8 million for 1996, compared to $241.2 million for 1995. The cost of FHLB advances remained consistent between the two years.

Interest incurred on reverse repurchases and other borrowings increased $187,000 or 30.9% to $792,000 for 1996, compared to $605,000 in 1995. This increase can be attributed to an increase in the average balance of $4.4 million or 44.6% to $14.2 million for 1996, compared to $9.8 million for 1995. Partially offsetting this net increase was a decrease in the cost to 5.59% in 1996, compared to 6.17% in 1995.

Provision for loan losses. The provision for loan losses increased $860,000 to $873,000 for 1996, compared to $13,000 for 1995. This increase can be attributed to the realization of an additional provision for loan losses associated with the Bennett Funding Group non-performing lease agreements.

Noninterest income. Noninterest income decreased $93,000 or 12.0% to $679,000 for 1996, compared to $772,000 for 1995. This decrease can primarily be attributed to a decrease in net gains realized on sales of securities available for sale of $89,000.

Noninterest expense. Noninterest expense, exclusive of the one-time SAIF assessment of $2.2 million incurred in 1996, decreased $622,000 or 6.9% to $8.3 million for 1996, compared to $9.0 million for 1995. This decrease can be attributed to a decrease in other expense of $845,000, partially offset by increases in compensation and employee benefits, premises and equipment, federal insurance premium and data processing expenses of $189,000, $15,000, $7,000 and $11,000, respectively.

Compensation and employee benefits expense increased $189,000 or 4.6% to $4.3 million for 1996, compared to $4.1 million for 1995. This increase can be attributed primarily to normal salary increases between the years.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   14                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Other expenses decreased $845,000 or 30.4% to $1.9 million for 1996, from $2.8 million for 1995. This decrease can primarily be related to a recovery of $283,000 related to litigation expenses incurred in prior years being realized in 1996 and a decrease in professional legal fees associated with litigation matters between the two years.

Provision for income taxes. The provision for income taxes, exclusive of consideration of the SAIF assessment, decreased $416,000 or 21.1% to $1.6 million for 1996, compared to $2.0 million for 1995. This decrease was primarily the result of a decrease in pre-tax income of $207,000 between the two years and a decrease in the Company's effective tax rate due to an increase in the average balance of tax-exempt securities carried by the Company between the two years.

Asset and Liability Management
------------------------------

The primary objective of the Company's asset and liability management function is to maximize the Company's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company's operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company's asset and liability management policies have decreased interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President of Operations and the Senior Vice President of Lending of the Company. This committee, which meets at least quarterly, generally monitors various asset and liability management policies which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities and (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans.

As of December 31, 1997, the implementation of these asset and liability initiatives resulted in the following: (i) $182.1 million or 51.6% of the Company's total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $127.0 million or 51.8% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $161.6 million or 37.2% of the Company's portfolio of mortgage-backed securities (including mortgage-backed securities available for sale) were secured by ARMs.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   15                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

In addition to and complementing these asset and liability management initiatives followed over previous years, during the past year the Committee has pursued and implemented additional strategies to mitigate the Company's exposure to interest rate risk. These strategies have included: (i) lengthening the weighted average remaining term to maturity of FHLB advances and (ii) purchasing interest rate caps to mitigate the Company's risk to a rising interest rate environment.

As of December 31, 1997, the implementation of these additional asset and liability management strategies has resulted in the following: (i) an increase in the weighted average remaining term to maturity of FHLB advances to 23 months at December 31, 1997 from 13 months at December 31, 1996 and (ii) an increase in the notional amount of interest rate caps to $110.0 million at December 31, 1997 from $35.0 million at December 31, 1996.


Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company's products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets which are scheduled to mature or reprice within one year and its interest-bearing liabilities which are scheduled to mature or reprice within one year. At December 31, 1997, the Company's interest-earning assets maturing or repricing within one year totaled $353.4 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $394.7 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $41.3 million or a negative 4.5% of total assets. At December 31, 1997, the percentage of the Company's assets to liabilities maturing or repricing within one year was 89.5%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 1997 which are expected to mature, prepay or reprice in each of the future time periods presented:

---------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                   Due in      Due within   Due within   Due within     Due in
                                              six months   six months     one to      three to        over
                                                or less    to one year  three years  five years    five years     Total
---------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                   $ 241,704    $ 111,722    $ 159,226    $ 116,407    $ 252,048    $ 881,107

Total interest-bearing liabilities                254,798      139,885      301,183       56,468       77,853      830,187
                                              ------------ ------------ ------------ ------------  -----------  -----------
Maturity or repricing gap during the period     $ (13,094)   $ (28,163)   $(141,957)    $ 59,939    $ 174,195     $ 50,920
                                              ============ ============ ============ ============  ===========  ===========
Cumulative gap                                  $ (13,094)   $ (41,257)   $(183,214)   $(123,275)    $ 50,920
                                              ============ ============ ============ ============  ===========
Ratio of gap during the period to total assets     (1.44%)      (3.09%)     (15.59%)       6.58%       19.13%
                                              ============ ============ ============ ============  ===========
Ratio of cumulative gap to total assets            (1.44%)      (4.53%)     (20.12%)     (13.54%)       5.59%
                                              ============ ============ ============ ============  ===========
Total assets                                                                                                     $ 910,770
                                                                                                                ===========
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   16                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

The one year interest rate sensitivity gap has been the most common industry standard used to measure an institution's interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Interest Rate Sensitivity Simulation Analysis

The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company's historical experience and industry standards and are applied consistently across the different rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

   Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

   Portfolio equity simulation. Portfolio equity is the net present value of the company's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 50% of stockholders' equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 1997 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 1997 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 1997 for portfolio equity:

---------------------------------------------------------------------------------------------------------------------------
                                                                                 Increase                 Decrease
                                                                        ------------------------ --------------------------
                                                                           +100         +200          -100         -200
                                                                            BP           BP            BP           BP
---------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                                   0.92%        2.67%       (0.17%)      (0.76%)

Return on average equity - increase (decrease)                              3.84%        4.29%       (0.56%)      (1.92%)

Diluted earnings per share - increase (decrease)                            2.56%        5.13%        -           (1.71%)

Portfolio equity - increase (decrease)                                    (13.34%)     (28.88%)      10.25%       16.13%
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   17                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Liquidity and Capital Resources
-------------------------------

The Company's primary sources of funds are deposits, advances from the FHLB, loan and security repayments and funds provided by operations. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions.

The Banks are required by the OTS to maintain minimum levels of liquidity to ensure their ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The liquidity requirement is calculated as a percentage of deposits and short-term borrowings, as defined by the OTS, and currently must be maintained at amounts not less than 4.0%.

The Banks' liquidity ratios fluctuate depending primarily upon deposit flows but have been consistently maintained at levels in excess of the required percentage. At December 31, 1997 ESB and Troy Hill liquidity ratios were in compliance with regulatory requirements at 9.0% and 8.0%, respectively. The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that the Banks and similar institutions must maintain tangible capital equal to 1.5% of adjusted totals assets, core capital equal to 3.0% of adjusted total assets and risk-based capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 3.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy. At December 31, 1997, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.3%, 6.3% and 21.4%, respectively. At December 31, 1997, Troy Hill was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 10.0%, 10.0% and 15.7%, respectively.

Impact of Inflation and Changing Prices
---------------------------------------

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   18                  1997 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Recent Accounting and Regulatory Pronouncements
-----------------------------------------------

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners". The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Company's income under the requirements of SFAS No. 130. This statement is effective for fiscal years beginning after December 15, 1997.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments in financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and the adoption of the statement is not expected to have a material impact on the Company's consolidated financial statements.

Year 2000
---------

The Company is aware of the issues associated with the programming code in certain existing computer systems as the year 2000 approaches. The "year 2000" problem is pervasive and complex as many computer operations will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such date information could generate erroneous data or cause a system failure.

The Company is utilizing both internal and external resources to identify, correct or reprogram, and test systems for year 2000 compliance. It is anticipated that all reprogramming efforts will be completed by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000. Management has determined that the year 2000 compliance exposure expense will not have a significant impact on the Company's consolidated financial statements.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   19                  1997 Annual Report

Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                                           December 31,
                                                                                             ---------------------------------------

                                                                                                 1997                      1996
                                                                                             --------------            -------------

                                     Assets
Cash on hand and in banks                                                                          $ 3,108                  $ 1,884
Interest-earning deposits                                                                            3,795                    5,244
Federal funds sold                                                                                  12,044                      156
Securities available for sale; cost of $423,350 and $347,924                                       426,662                  348,129
Securities held to maturity; market value of $90,585 and $93,561                                    91,359                   96,200
Loans receivable, net                                                                              336,757                  216,865
Accrued interest receivable                                                                          6,075                    5,557
Federal Home Loan Bank (FHLB) stock                                                                 17,826                   15,153
Premises and equipment, net                                                                          3,319                    2,740
Real estate acquired through foreclosure, net                                                          288                       37
Prepaid expenses and other assets                                                                    9,537                    6,770
                                                                                             --------------            -------------

            Total assets                                                                          $910,770                 $698,735
                                                                                             ==============            =============


                      Liabilities and Stockholders' equity

Liabilities:
     Deposits                                                                                     $399,568                 $332,889
     Advance payments by borrowers for taxes and insurance                                           3,298                    1,855
     Borrowed funds                                                                                411,024                  309,195
     Guaranteed preferred beneficial interest in subordinated debt, net                             24,146                        -
     Accrued expenses and other liabilities                                                          4,225                    3,253
                                                                                             --------------            -------------


         Total liabilities                                                                         842,261                  647,192
                                                                                             --------------            -------------


Stockholders' equity:
     Preferred stock, $.01 par value, 5,000,000 shares authorized;
         none issued                                                                                     -                        -
     Common stock, $.01 par value, 10,000,000 shares authorized;
         5,819,808 and 4,753,380 shares issued;
         5,270,553 and 4,291,137 shares outstanding                                                     58                       44
     Additional paid-in capital                                                                     48,646                   26,465
     Treasury stock, at cost; 549,255 and 462,243 shares                                            (7,363)                  (5,956)

     Unearned Employee Stock Ownership Plan (ESOP) shares                                           (2,551)                  (1,136)

     Unvested shares held by Management Recognition Plan (MRP)                                        (237)                       -
     Retained earnings, substantially restricted                                                    27,747                   31,990
     Unrealized gain on securities available for sale, net                                           2,209                      136
                                                                                             --------------            -------------


         Total stockholders' equity                                                                 68,509                   51,543
                                                                                             --------------            -------------


            Total liabilities and stockholders' equity                                            $910,770                 $698,735
                                                                                             ==============            =============


See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   20                  1997 Annual Report

Consolidated Statements of Operations
(Dollar amounts in thousands, except share data)

                                                                                       Year ended December 31,
                                                                         ----------------------------------------------------
                                                                            1997                1996                1995
                                                                         ------------        ------------        ------------
Interest income:
     Loans receivable                                                        $24,231             $16,336             $15,330
     Securities available for sale                                            23,845              23,238               8,601
     Securities held to maturity                                               5,508               6,232              19,372
     FHLB stock                                                                1,053                 901                 818
     Deposits with banks and federal funds sold                                  374                 184                 236
                                                                         ------------        ------------        ------------
         Total interest income                                                55,011              46,891              44,357
                                                                         ------------        ------------        ------------

Interest expense:
     Deposits                                                                 16,629              14,428              14,721
     Borrowed funds                                                           21,579              18,201              15,498
     Guaranteed preferred beneficial interest in subordinated debt               138                   -                   -
                                                                         ------------        ------------        ------------
         Total interest expense                                               38,346              32,629              30,219
                                                                         ------------        ------------        ------------

Net interest income                                                           16,665              14,262              14,138
     Provision for loan losses                                                   799                 873                  13
                                                                         ------------        ------------        ------------

Net interest income after provision for loan losses                           15,866              13,389              14,125
                                                                         ------------        ------------        ------------

Noninterest income:
     Fees and service charges                                                  1,014                 663                 671
     Net realized gain (loss) on sales of securities available for sale            9                 (35)                 54
     Other                                                                        52                  51                  47
                                                                         ------------        ------------        ------------
         Total noninterest income                                              1,075                 679                 772
                                                                         ------------        ------------        ------------

Noninterest expense:
     Compensation and employee benefits                                        5,350               4,296               4,107
     Premises and equipment                                                    1,033                 974                 959
     Federal deposit insurance premiums                                          197               2,970                 767
     Data processing                                                             528                 363                 352
     Other                                                                     2,402               1,932               2,777
                                                                         ------------        ------------        ------------
         Total noninterest expense                                             9,510              10,535               8,962
                                                                         ------------        ------------        ------------

Net income before provision for income taxes                                   7,431               3,533               5,935
     Provision for income taxes                                                1,984                 703               1,967
                                                                         ------------        ------------        ------------

Net income                                                                   $ 5,447             $ 2,830             $ 3,968
                                                                         ============        ============        ============

Net income per share:
         Basic                                                                    $1.12               $0.67               $0.89
         Diluted                                                                  $1.08               $0.65               $0.85

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   21                  1997 Annual Report

Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                                             Unrealized
                                                                                                             gain (loss)    Total
                                                Additional                 Unearned    Unvested             on securities   stock-
                                   Common        paid-in       Treasury     ESOP         MRP      Retained  available for  holders'
                                    stock        capital        stock      shares      shares     earnings    sale, net     equity
                                 --------------------------------------------------------------------------------------------------
Balance at December 31, 1994         $ 44       $ 25,990      $ (197)   $ (1,188)    $ (12)      $ 31,294  $ (3,524)      $ 52,407

Net income for 1995                     -              -           -           -         -          3,968         -          3,968
Cash dividends at $0.33 per share       -              -           -           -         -         (1,440)        -         (1,440)
Purchase of treasury stock, at
   cost (374,712 shares)                -              -      (4,866)          -         -              -         -         (4,866)
Reissuance of treasury stock
   for stock option exercises           -             45         180           -         -           (116)        -            109
Principal payments on ESOP debt         -             10           -         215         -              -         -            225
Additional ESOP shares purchased        -              -           -        (232)        -              -         -           (232)
MRP accrued compensation                -              -           -           -        12              -         -             12
Unrealized gain on securities
   available for sale, net              -              -           -           -         -              -     4,743          4,743
                                 --------------------------------------------------------------------------------------------------
Balance at December 31, 1995           44         26,045      (4,883)     (1,205)        -         33,706     1,219         54,926

Net income for 1996                     -              -           -           -         -          2,830         -          2,830
Cash dividends at $0.78 per share       -              -           -           -         -         (3,307)        -         (3,307)
Purchase of treasury stock, at
   cost (232,979 shares)                -              -      (2,983)          -         -              -         -         (2,983)
Reissuance of treasury stock
   for stock option exercises           -            409       1,910           -         -         (1,239)        -          1,080
Principal payments on ESOP debt         -             11           -         215         -              -         -            226
Additional ESOP shares purchased        -              -           -        (146)        -              -         -           (146)
Unrealized loss on securities
   available for sale, net              -              -           -           -         -              -    (1,083)        (1,083)
                                 --------------------------------------------------------------------------------------------------
Balance at December 31, 1996           44         26,465      (5,956)     (1,136)        -         31,990       136         51,543

Common stock issued as a result of
   the acquisition of Troy Hill
   Bancorp, Inc. (THBC)                 9         14,164           -      (1,278)     (237)             -         -         12,658
Net income for 1997                     -              -           -           -         -          5,447         -          5,447
Cash dividends at $0.34 per share       -              -           -           -         -         (1,672)        -         (1,672)
Common stock dividend of 10%            5          7,869           -           -         -         (7,874)        -              -
Payment of cash in lieu of fractional
   shares for 10% stock dividend        -            (13)          -           -         -              -         -            (13)
Purchase of treasury stock, at
   cost (107,805 shares)                -              -      (1,678)          -         -              -         -         (1,678)
Reissuance of treasury stock
   for stock option exercises           -              -         271           -         -           (144)        -            127
Principal payments on ESOP debt         -            161           -         363         -              -         -            524
Additional ESOP shares purchased        -              -           -        (500)        -              -         -           (500)
Unrealized gain on securities
   available for sale, net              -              -           -           -         -              -     2,073          2,073
                                 --------------------------------------------------------------------------------------------------

Balance at December 31, 1997         $ 58       $ 48,646    $ (7,363)   $ (2,551)   $ (237)      $ 27,747   $ 2,209       $ 68,509
                                 ==================================================================================================

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   22                  1997 Annual Report

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                        Year ended December 31,
                                                                             -----------------------------------------------
                                                                                 1997             1996             1995
                                                                             -------------    -------------    -------------
Operating activities:
     Net income                                                                   $ 5,447          $ 2,830          $ 3,968
     Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization for premises and equipment                  324              402              422
            Provision for losses                                                      857              881               25
            Amortization of premiums and accretion of discounts                       709              930              678
            (Gain) loss on sales of securities available for sale                      (9)              35              (54)
            Amortization of intangible assets                                         543              367              367
            Decrease (increase) in accrued interest receivable                         52             (906)            (624)
            Decrease (increase) in prepaid expenses and other assets                  703           (1,238)            (204)
            (Decrease) increase in accrued expenses and other liabilities            (398)            (403)             602
            Other                                                                     110               99               59
                                                                             -------------    -------------    -------------
         Net cash provided by operating activities                                  8,338            2,997            5,239
                                                                             -------------    -------------    -------------

Investing activities:
     Loan originations and purchases                                             (109,453)         (89,236)         (64,484)
     Purchases of securities available for sale                                  (209,803)        (165,518)        (114,151)
     Purchases of securities held to maturity                                     (12,933)          (8,489)         (16,819)
     Purchases of FHLB stock                                                         (581)          (2,680)            (535)
     Principal repayments of loans receivable                                      79,033           55,213           41,326
     Principal repayments of securities available for sale                         64,429           59,445           22,548
     Principal repayments of securities held to maturity                           17,402           23,789           44,638
     Proceeds from the sale of securities available for sale                       76,527           86,465           67,794
     Proceeds from the sale of loans receivable                                         -              274              977
     Payment for purchase of THBC, net of cash acquired                            (2,734)               -                -
     Other                                                                           (296)            (245)             (62)
                                                                             -------------    -------------    -------------
         Net cash used in investing activities                                    (98,409)         (40,982)         (18,768)
                                                                             -------------    -------------    -------------

Financing activities:
     Net increase (decrease) in deposits                                           12,896           (5,605)           4,669
     Net increase in borrowed funds                                                67,995           49,723           13,036
     Proceeds from issuance of Preferred Securities, net                           24,146                -                -
     Proceeds received from exercise of stock options                                 127              671               64
     Dividends paid                                                                (1,615)          (3,400)          (1,489)
     Payments to acquire treasury stock                                            (1,678)          (2,983)          (4,866)
     Stock purchased by ESOP                                                         (500)            (146)            (232)
     Principal repayments of ESOP loan                                                363              215              215
                                                                             -------------    -------------    -------------
         Net cash provided by financing activities                                101,734           38,475           11,397
                                                                             -------------    -------------    -------------

Net increase (decrease) in cash equivalents                                        11,663              490           (2,132)
Cash equivalents at beginning of period                                             7,284            6,794            8,926
                                                                             -------------    -------------    -------------
Cash equivalents at end of period                                                $ 18,947          $ 7,284          $ 6,794
                                                                             =============    =============    =============

Continued.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   23                  1997 Annual Report

--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                     1997             1996             1995
                                                                                 -------------    -------------    -------------
Supplemental information:

     Interest paid                                                                   $ 38,024         $ 32,684         $ 30,070
     Income taxes paid                                                                  1,589            1,089            1,975

     Non-cash transactions:
         Transfers from loans receivable to real estate acquired
            through foreclosure                                                           201               55              103
         Dividends declared but not paid                                                  474              343              353
         Transfer of securities from held to maturity to available for sale                 -                -          192,982

     Supplemental schedule of non-cash investing and financing activities:

     The Company purchased all of the common stock of THBC for $23.5 million.  In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
            Fair value of assets acquired                                            $109,296
            Stock and stock options issued for the purchase of THBC
                common stock                                                          (14,173)
            Cash paid for THBC common stock                                            (9,270)
            Liabilities assumed                                                       (89,393)
                                                                                 =============
                Excess liabilities assumed over assets acquired                      $ (3,540)
                                                                                 =============

See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   24                  1997 Annual Report

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

   Principles of Consolidation

   PennFirst Bancorp, Inc. (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. (ESB), Troy Hill Federal Savings Bank (Troy
   Hill), PennFirst Financial Services, Inc., PennFirst Capital Trust I (the Trust) and AMSCO, Inc. ESB and Troy Hill (collectively, the Banks) are federally chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings banks. All significant intercompany transactions and balances have been eliminated in consolidation.

   Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 1996 and 1995 have been reclassified to conform with the financial statement presentation for 1997. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock splits and the 1997 10% stock dividend.

   Cash Equivalents

   Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold.

   Securities Available for Sale and Held to Maturity

   Securities include investments primarily in bonds and notes and are classified as either available for sale or held to maturity at the time of purchase based on management's intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. The appropriateness of the classification is reassessed at each reporting date.

   Securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at cost, adjusted for premiums and discounts.

   Available for sale securities consist of securities that are not classified as held to maturity. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

   Declines in the fair value of securities below their cost that are other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations as realized losses. Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks.

   Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   25                  1997 Annual Report

--------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies (continued)

   Loans Receivable

   Loans receivable for which management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on loans originated or unamortized premiums or discounts on loans purchased and the allowance for loan losses.

   Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

   Discounts and premiums on purchased loans are recognized in interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan over the loan's period to maturity. Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate.

   The allowance for loan losses is increased by charges to operations through the provision for loan losses and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions and other factors as deemed appropriate.

   The allowance for loan losses is subjective and may be adjusted in the future depending on economic conditions and other factors. The regulatory examiners may require the Company to recognize adjustments to the allowance based upon their judgments about information available to them at the time of their examinations. Loans are charged off when there has been permanent impairment of the related carrying values.

   Real Estate Acquired Through Foreclosure

   Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results.

   Premises and Equipment

   Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   26                  1997 Annual Report

--------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies (continued)

   Intangible Assets

   Goodwill and core deposit intangible assets combined were $7.5 million and $4.5 million as of December 31, 1997 and 1996, respectively, and are amortized on a straight-line basis over the estimated benefit period, generally up to fifteen years. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

   Income Taxes

   Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

   Financial Instruments

   The Company purchases interest rate cap and floor contracts to manage its sensitivity to interest rate risk. These contracts may be designated as a hedge against certain on-balance sheet financial instruments if a high correlation exists between the contracts and the hedged instrument. High correlation is achieved based on the results of a mathematical correlation analysis or if the characteristics of the hedged instrument are structurally similar to the instrument being hedged. Hedge correlation of cap or floor contracts to a hedged instrument is reviewed periodically.

   The cost of these contracts are included in prepaid expenses and other assets and are amortized on a straight line basis over the shorter of the contractual life of the contract or the hedged instrument. Amortization is recorded as an adjustment to the yield or the cost of the hedged instrument. Realized gains and losses on the sale of a cap or floor contract designated as a hedge are deferred and amortized over the life of the hedged instrument as interest income or interest expense or, recognized in operating results at the time of disposition of the hedged instrument. Unrealized gains or losses of cap and floor contracts that meet the criteria for hedge accounting are not recognized in operating results. Interest rate cap and floor contracts that do not meet the criteria for hedge accounting are recorded at estimated fair value with unrealized gains or losses included in operating results.

   In the ordinary course of business, the Company has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

   Fair Value of Financial Instruments

   The following methods and assumptions were used in estimating fair values of financial instruments.

       Cash equivalents  The carrying amounts of cash equivalents approximate
       ----------------
       their fair values.
       Securities  Fair values for securities are based on quoted market prices.
       ----------
       Accrued interest receivable and payable  The carrying amounts of accrued
       ---------------------------------------
       interest approximate their fair values.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   27                  1997 Annual Report

--------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies (continued)

   Fair Value of Financial Instruments (continued)

       Loans receivable  For variable-rate loans that reprice frequently and
       ----------------
       have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

       FHLB stock  FHLB stock is restricted for trading purposes, and thus, the
       ----------
       carrying value approximates fair value.

       Deposits  The fair values disclosed for demand deposits are, by
       --------
       definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

       Borrowed funds and Subordinated debt  For variable rate borrowings, fair
       ------------------------------------
       values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

       Loan commitments  The fair value of loan commitments at December 31, 1997
       ----------------
       and 1996 approximated the carrying value of those commitments at those dates.

       Interest rate contracts  Estimated fair values of interest rate contracts
       -----------------------
       are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

   Net Income Per Share

   In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies previous standards for computing EPS. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior period EPS data presented. The Company adopted this statement during 1997.

   Net income per share is calculated by dividing net operating results for the period by the weighted average number of common shares and equivalents outstanding during the period. Net income per share and weighted average shares and equivalents outstanding for all periods reported have been restated to reflect stock dividends and splits. For purposes of computing basic net income per share for 1997, 1996 and 1995, the weighted average shares outstanding were 4,878,000, 4,236,000 and 4,453,000, respectively.
   For purposes of computing diluted net income per share for 1997, 1996 and 1995, the weighted average shares and equivalents outstanding were 5,047,000, 4,358,000 and 4,651,000, respectively. For all periods, the difference between average basic and average diluted shares represented the dilutive impact of stock options.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   28                  1997 Annual Report

--------------------------------------------------------------------------------

2. Securities

  The following table summarizes the Company's securities as of December 31:

----------------------------------------------------------------------------------------------------------------------

(In thousands)                                          Amortized       Unrealized       Unrealized          Fair
                                                           cost            gains           losses            value
----------------------------------------------------------------------------------------------------------------------
Available for sale:
     December 31, 1997:
        U.S. Government securities                         $ 4,015             $ 39              $ -          $ 4,054
        Municipal securities                                53,782            1,864               (4)          55,642
        Equity securities                                    1,265               29                -            1,294
        Mortgage-backed securities                         364,288            2,204             (820)         365,672
                                                        -----------     ------------     ------------     ------------
                                                         $ 423,350          $ 4,136           $ (824)       $ 426,662
                                                        ===========     ============     ============     ============
     December 31, 1996:
        U.S. Government securities                        $ 32,489             $ 19           $ (612)        $ 31,896
        Municipal securities                                56,084              679             (225)          56,538
        Equity securities                                      250                3                -              253
        Mortgage-backed securities                         259,101            1,776           (1,435)         259,442
                                                        -----------     ------------     ------------     ------------
                                                         $ 347,924          $ 2,477         $ (2,272)       $ 348,129
                                                        ===========     ============     ============     ============
Held to maturity:
     December 31, 1997:
        U.S. Government securities                        $ 15,479             $ 57            $ (58)        $ 15,478
        Municipal securities                                 7,536               96               (1)           7,631
        Mortgage-backed securities                          68,344               26             (894)          67,476
                                                        -----------     ------------     ------------     ------------
                                                          $ 91,359            $ 179           $ (953)        $ 90,585
                                                        ===========     ============     ============     ============
     December 31, 1996:
        U.S. Government securities                        $ 17,489             $ 30           $ (278)        $ 17,241
        Municipal securities                                   593               16               (1)             608
        Mortgage-backed securities                          78,118                -           (2,406)          75,712
                                                        -----------     ------------     ------------     ------------
                                                          $ 96,200             $ 46         $ (2,685)        $ 93,561
                                                        ===========     ============     ============     ============

----------------------------------------------------------------------------------------------------------------------

   Gross realized gains and gross realized losses on sales of securities available for sale were $910,000 and $901,000, respectively, in 1997, $724,000 and $759,000, respectively, in 1996 and $596,000 and $542,000, respectively, in 1995.

   The following table summarizes scheduled maturities of the Company's securities as of December 31, 1997:

----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                      Available for sale               Held to maturity
                                                        ----------------------------     -----------------------------
                                                        Amortized          Fair           Amortized          Fair
                                                           cost            value            cost             value
----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                      $ 515            $ 515              $ -              $ -
Due from one year to five years                             16,639           16,667           29,721           29,412
Due from five to ten years                                  39,343           39,577           11,756           11,686
Due after ten years                                        366,853          369,903           49,882           49,487
                                                        -----------     ------------     ------------     ------------
                                                         $ 423,350        $ 426,662         $ 91,359         $ 90,585
                                                        ===========     ============     ============     ============
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   29                  1997 Annual Report

--------------------------------------------------------------------------------

2. Securities (continued)

   For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

   Securities, with carrying values of $7.7 million and $8.9 million as of December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. Loans Receivable

   The following table summarizes the Company's loans receivable as of December 31:

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                         1997                                1996
--------------------------------------------------------------------------------------------------------------------
Mortgage loans:
     Residential - single family                                   $    222,994                        $    126,854
     Residential - multi family                                           8,685                               3,516
     Commercial real estate                                              31,489                              20,473
     Construction                                                        29,710                              20,942
                                                                   -------------                       -------------
                                                                        292,878                             171,785
Other loans:
     Consumer loans                                                      51,718                              45,486
     Commercial business                                                  8,359                               9,656
                                                                   -------------                       -------------
                                                                        352,955                             226,927
Less:
     Allowance for loan losses                                            4,807                               3,309
     Deferred loan fees and net discounts                                   723                                 380
     Loans in process                                                    10,668                               6,373
                                                                   -------------                       -------------
                                                                      $ 336,757                           $ 216,865
                                                                   =============                       =============
--------------------------------------------------------------------------------------------------------------------

   Non-performing loans, which included only non-accrual loans, were $3.8 million and $4.1 million at December 31, 1997 and 1996, respectively.

   For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                         1997              1996              1995
--------------------------------------------------------------------------------------------------------------------
Interest income that would have been recorded                             $ 705             $ 312              $ 92
Interest income recognized                                                  347                80                66
                                                                   -------------     -------------     -------------

Interest income foregone                                                  $ 358             $ 232              $ 26
                                                                   =============     =============     =============
--------------------------------------------------------------------------------------------------------------------

   The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   30                  1997 Annual Report

--------------------------------------------------------------------------------

3. Loans Receivable (continued)

   The following is a summary of the changes in the allowance for loan losses:

PennFirst Bancorp, Inc.
Roll Forward of the Allowance for Loan Losses
For the three years ended December 31, 1997

----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                           Mortgage          Other
                                                                          Loans            Loans            Totals
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                                  $ 1,889            $ 586          $ 2,475
     Provision for losses                                                       (66)              79               13
     Charge offs                                                                (25)             (22)             (47)
     Recoveries                                                                   5               25               30
                                                                       -------------    -------------    -------------

Balance, December 31, 1995                                                    1,803              668            2,471
     Provision for losses                                                       (67)             940              873
     Charge offs                                                                 (3)             (49)             (52)
     Recoveries                                                                   -               17               17
                                                                       -------------    -------------    -------------

Balance, December 31, 1996                                                    1,733            1,576            3,309
     Allowance for loan losses of Troy Hill                                     866                -              866
     Provision for losses                                                      (150)             949              799
     Charge offs                                                               (169)             (76)            (245)
     Recoveries                                                                   3               75               78
                                                                       -------------    -------------    -------------

Balance, December 31, 1997                                                  $ 2,283          $ 2,524          $ 4,807
                                                                       =============    =============    =============
----------------------------------------------------------------------------------------------------------------------

   At December 31, 1997 and 1996, the recorded investment in loans considered to be impaired under SFAS No. 114 was $2.7 million and $3.6 million, respectively, against which $1.9 million and $909,000, respectively, of the allowance for loan losses was allocated.

   During 1997 and 1996, impaired loans averaged $3.9 million and $2.8 million, respectively. The Company recognized no significant interest income on impaired loans during 1997 and recognized interest income of approximately $83,000, on a cash basis, on impaired loans during 1996.

   The Company conducts its business through eleven offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4. Investment Required by Law

The Company's subsidiary banks are members of the Federal Home Loan Bank (FHLB)
   System. As members, the Banks maintain an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or 5.0% of outstanding advances, if any, due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   31                  1997 Annual Report

--------------------------------------------------------------------------------


5. Premises and Equipment

  Premises and equipment at December 31 are summarized by major classification as follows:

--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                             1997                             1996
--------------------------------------------------------------------------------------------------------------------
Land                                                                       $ 1,192                            $ 945
Buildings and improvements                                                   4,173                            3,584
Leasehold improvements                                                       3,714                            3,075
Furniture, fixtures and equipment                                              391                              391
                                                                        -----------                      -----------

                                                                             9,470                            7,995
Less accumulated depreciation and amortization                               6,151                            5,255
                                                                        -----------                      -----------
                                                                           $ 3,319                          $ 2,740
                                                                        ===========                      ===========
--------------------------------------------------------------------------------------------------------------------

   Depreciation and amortization expense for the years December 31, 1997, 1996 and 1995 were $324,000, $402,000 and $422,000.

   The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2007, have approximate aggregate rentals of $97,000, $26,000, $16,000, $16,000 and $89,000 for the years ended
   December 31, 1998, 1999, 2000, 2001, and 2002 and thereafter, respectively. Rent expense for the years ended December 31, 1997, 1996 and 1995 was $92,000, $73,000 and $76,000, respectively.

6. Deposits

   The following table summarizes the Company's deposits as of December 31:

---------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                       1997                                       1996
                                   ----------------------------------------   ---------------------------------------
                                    Weighted                                   Weighted
                                     average                                   average
        Type of accounts              rate         Amount           %            rate         Amount          %
---------------------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits             -           $ 4,675       1.2%            -           $ 5,082       1.5%
Interest-bearing demand deposits      2.47%          150,994      37.8%         2.72%          137,807      41.4%
Time deposits                         5.81%          243,899      61.0%         5.67%          190,000      57.1%
                                                   ----------  ---------                     ----------   --------
                                      4.48%        $ 399,568     100.0%         4.36%        $ 332,889     100.0%
                                                   ==========  =========                     ==========   ========

Time deposits mature as follows:

Within one year                                    $ 145,953      36.5%                      $ 121,841      36.6%
After one year through two years                      46,005      11.5%                         35,246      10.6%
After two years through three years                   33,059       8.3%                         12,553       3.8%
Thereafter                                            18,882       4.7%                         20,360       6.1%
                                                   ----------  ---------                     ----------   --------
                                                   $ 243,899      61.0%                      $ 190,000      57.1%
                                                   ==========  =========                     ==========   ========
---------------------------------------------------------------------------------------------------------------------

   The Company had a total of $42.8 million and $34.1 million in deposits of $100,000 or more at December 31, 1997 and 1996, respectively.


--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   32                  1997 Annual Report

--------------------------------------------------------------------------------

 6. Deposits (continued)

   Interest expense by type of deposit account for the year ended December 31 is as follows:

Interest expense summary:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                      1997                         1996                        1995
---------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits                     $ 3,934                     $ 4,101                     $ 3,959
Time deposits                                         12,684                      10,309                      10,722
                                                 ------------                 -----------                 -----------
                                                    $ 16,618                    $ 14,410                    $ 14,681
                                                 ============                 ===========                 ===========
---------------------------------------------------------------------------------------------------------------------

   Interest expense on advance payments by borrowers for taxes and insurance, not included above, for the years ended December 31, 1997, 1996 and 1995 was $11,000, $18,000 and $40,000, respectively.

7. Borrowed Funds

   Borrowed funds, which include FHLB advances, reverse repurchase agreements and treasury tax and loan notes payable, as of December 31 are summarized as follows:

---------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                                1997                      1996
                                                                    ------------------------  -----------------------
                                                                     Weighted                  Weighted
                                                                      average                   average
                                                                       rate       Amount         rate       Amount
---------------------------------------------------------------------------------------------------------------------
FHLB advances:
     Due within 12 months                                              5.59%      $ 175,272      6.17%     $ 158,335
     Due beyond 12 months but within 5 years                           6.42%        179,065      5.98%       135,721
     Due beyond 5 years but within 10 years                            7.79%            440      8.82%         1,072
     Due beyond 10 years                                               5.93%            274      6.61%           394
                                                                                ------------              -----------
                                                                                    355,051                  295,522

Reverse repurchase agreements:
     Due within 90 days                                                5.90%       $ 13,400      5.58%      $ 13,450
     Due beyond 90 days but within 5 years                             5.86%         42,400         -              -
                                                                                ------------              -----------
                                                                                     55,800                   13,450

Treasury tax and loan note payable                                                      173                      223
                                                                                ------------              -----------

                                                                                  $ 411,024                $ 309,195
                                                                                ============              ===========
---------------------------------------------------------------------------------------------------------------------

   FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair market value of such pledged collateral must be at least equal to the advances outstanding.

   The Company enters into sales of securities under agreements to repurchase. Such reverse repurchase agreements are treated as borrowed funds. The dollar amount of the securities underlying the agreements remain in their respective asset accounts.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   33                  1997 Annual Report

--------------------------------------------------------------------------------

7. Borrowed Funds (continued)

   Reverse repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

   The market value of such securities exceeds the carrying value of the securities sold under agreements to repurchase. The market value of these securities as of December 31, 1997 and 1996 was $64.4 million and $14.5 million, respectively. The carrying value of these securities as of December 31, 1997 and 1996 was $64.3 million and $14.1 million, respectively.

   Borrowings under reverse repurchase agreements averaged $16.0 million and $14.1 million during 1997 and 1996, respectively. The maximum amount outstanding at any month-end was $55.8 million and $15.8 million during 1997 and 1996, respectively.

   The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company's treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate.

8. Guaranteed Preferred Beneficial Interest in Subordinated Debt

   On December 9, 1997, the Trust, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $25.3 million, 8.625% Trust Preferred Securities (Preferred Securities) with a stated value and liquidation preference of $10 per share. The Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company.

   The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $25.3 million of 8.625% Junior Subordinated Debentures (the Subordinated Debt) of the Company. The Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Subordinated Debt primarily represents the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of December 31, 2027, on or after December 31, 2002, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date.

   Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 7, 1997, the Company may redeem in whole, but not in part, the Subordinated Debt prior to December 31, 2027.

   Proceeds from any redemption of the Subordinated Debt would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Subordinated Debt redeemed.

   Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $1.2 million as of December 31, 1997, and are amortized on a level-yield basis over the term of the Preferred Securities.

--------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                   34                  1997 Annual Report

-------------------------------------------------------------------------------
9. Income Taxes

   The provision for income taxes for the years ended December 31 is comprised of the following:



Provision analysis:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                          1997              1996               1995
---------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                            $ 1,435            $ 1,030           $ 1,687
     State                                                                  416                171               271
                                                                     -----------       ------------       -----------
                                                                          1,851              1,201             1,958
Deferred:
     Federal                                                                133               (498)                9
                                                                     -----------       ------------       -----------
                                                                            133               (498)                9
                                                                     -----------       ------------       -----------

                                                                        $ 1,984              $ 703           $ 1,967
                                                                     ===========       ============       ===========

---------------------------------------------------------------------------------------------------------------------

   In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders' equity during the years ended December 31:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                          1997              1996               1995
---------------------------------------------------------------------------------------------------------------------
Net loss (gain) on securities
     available for sale                                                $ (1,068)             $ 559          $ (2,034)
Compensation expense for tax purposes
     in excess of amounts recognized for
     financial statement purposes                                             -                409                 -

                                                                     ===========       ============       ===========
                                                                       $ (1,068)             $ 968          $ (2,034)
                                                                     ===========       ============       ===========

---------------------------------------------------------------------------------------------------------------------

   The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                               1997              1996
---------------------------------------------------------------------------------------------------------------------
Deferred tax assets:

     Allowances for losses on loans and real estate owned                                    $ 741             $ 250
     Interest and fees on loans                                                                125                54
     Reserve for uncollected interest                                                           31                31
     Premises and equipment                                                                     77                71
     Minimum tax credit carry forward                                                            -               262
     Other                                                                                       -               107
                                                                                       ------------       -----------

     Gross deferred tax assets                                                                 974               775

Deferred tax liabilities:

     Investment securities available for sale                                                1,138                70
     Other                                                                                     155               217
                                                                                       ------------       -----------

     Gross deferred tax liabilities                                                          1,293               287
                                                                                       ------------       -----------

     Net deferred tax (liability) asset                                                     $ (319)            $ 488
                                                                                       ============       ===========
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                35                    1997 Annual Report

-------------------------------------------------------------------------------

9. Income Taxes (continued)

   The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

   A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:


-----------------------------------------------------------------------------------------------------------------------
                                                                            1997              1996             1995
-----------------------------------------------------------------------------------------------------------------------
Tax at statutory rate                                                        34.0%              34.0%             34.0%
Increase (decrease) resulting from:
     Tax free interest, net of interest disallowance                        (11.1%)            (23.1%)            (4.7%)
     State income taxes, net of Federal income tax benefit                    3.7%               3.2%              3.0%
     Goodwill                                                                 2.2%               3.4%              2.0%
     Other, net                                                              (2.1%)              2.4%             (1.2%)
                                                                       -----------       ------------       -----------

Reported rate                                                                26.7%              19.9%             33.1%
                                                                       ===========       ============       ===========
------------------------------------------------------------------------------------------------------------------------

   The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Banks were permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Banks' bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Banks' base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Banks do not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 1996 (the most recent date for which a tax return has been filed) include approximately $13.9 million representing such bad debt deductions for which no deferred income taxes have been provided.

10. Employee Benefit Plans

   Retirement Savings Plan

   The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee's contribution to their individual tax-deferred retirement account. Employees can contribute up to 15% of their compensation to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions. The Company contributed $110,000, $102,000 and $102,000 to the plan during 1997, 1996 and 1995, respectively.

   Employee Stock Ownership Plan

   The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. All employees who complete one year of service are eligible to participate in the ESOP.


-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                36                    1997 Annual Report

-------------------------------------------------------------------------------

10. Employee Benefit Plans (continued)

   Participants become 100% vested in their accounts in the ESOP after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

   The purchase of shares of the Company's stock by the ESOP are funded by loans from the Company. Unreleased ESOP shares collateralize the loans payable to the Company, and the cost of these shares is recorded as a contra-equity account in stockholders' equity of the Company. The ESOP's loans payable to the Company bear a weighted-average interest rate of 8.05% and mature within the next two to 15 years. Shares are released as debt payments are made by the ESOP to the Company. The ESOP's sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 1997, 1996 and 1995 amounted to $53,000, $81,000 and $28,000, respectively.

   In November 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans", which prescribes comprehensive accounting guidance for ESOPs. The major requirements of SOP No. 93-6 provide, among other provisions, that compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS. The Company adopted SOP No. 93-6 on January 1, 1994 for shares acquired by the ESOP after that date.

   As of December 31, 1997 there was a total of 72,000 shares in the ESOP accounted for under accounting guidance provided prior to the issuance of SOP No. 93-6, including 12,000 unallocated shares. Compensation expense on the release of these pre-SOP No. 93-6 shares is recognized upon release based on the original cost of these shares when they were purchased by the ESOP. Unallocated pre-SOP 93-6 shares are included in outstanding shares for purposes of computing EPS.

   During 1997, 150,000 shares were added to the Company's ESOP in connection with the acquisition of Troy Hill and the merger of the Company's ESOP with Troy Hill's ESOP. As of the date of the merger of the plans, 97,000 of the ESOP shares added as a result of the merger were unallocated shares.

   During 1997, 1996 and 1995, the Company recognized compensation expense related to the ESOP of $458,000, $228,000 and $201,000, respectively.

   As of December 31, 1997 and 1996 the ESOP held a total of 498,000 and 309,000 shares, respectively, of the Company's stock, and there were 215,000 and 112,000 unallocated shares, respectively, with a value of $4.1 million and $1.4 million, respectively.

   Stock Option Plans

   The Company maintains Stock Option Plans (Option Plans) which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Granted stock options are granted at an exercise price equal to the market price at the date of grant, typically vest within six months of the date of grant and have a maximum term of ten years.


-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                37                    1997 Annual Report

-------------------------------------------------------------------------------

10. Employee Benefit Plans (continued)

   The Company has elected to follow the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1997, 1996 and 1995: risk-free interest rates of 6.8%; dividend yields of 2.8%; volatility factors of the expected market price of the Company's stock of 25%; and a weighted average life of the option of seven years.

   The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma results including consideration of this amortized expense are as follows for the years ended December 31:



----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)                                      1997         1996         1995
----------------------------------------------------------------------------------------------------------------------
Pro forma net income                                                                $ 5,249       $ 2,708     $ 3,852

Pro forma diluted net
  income per share                                                                    $1.03         $0.62       $0.83
----------------------------------------------------------------------------------------------------------------------

   Stock option activities under the Option Plans for the years ended December 31 are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                   1997                       1996                      1995
                                         ------------------------  -------------------------  ---------------------------
                                                        Weighted                   Weighted                    Weighted
                                                        Average                   Average                       Average
                                                       Exercise                   Exercise                     Exercise
                                          Options      Price/Share   Options     Price/Share    Options       Price/Share
--------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            269,117     $ 8.01         377,780     $ 5.83         344,230         $ 4.93

  Granted                                    71,500      12.84          52,691      11.82          48,510          11.87
  Converted                                 114,638       6.68               -       -                  -           -
  Exercised                                 (22,704)      5.59        (161,354)      4.15         (14,300)          4.51
  Expired                                      (438)     11.85               -       -               (660)         10.41
                                         -----------               ------------               ------------

Outstanding at end of year                  432,113       8.58         269,117       8.01         377,780           5.83
                                         ===========               ============               ============

Exercisable at end of year                  432,113     $ 8.58         269,117     $ 8.01         377,780         $ 5.83
                                         ===========               ============               ============
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                38                    1997 Annual Report

-------------------------------------------------------------------------------

10. Employee Benefit Plans (continued)

   The weighted-average fair values of options granted during 1997, 1996 and 1995 utilizing the Black-Scholes Valuation Model were $4.21, $3.51 and $3.64, respectively.

   The following table summarizes certain characteristics of issued stock options as of December 31, 1997:

----------------------------------------------------------------------------------------------------------------------

                                                                                                 Average
                                            Options                   Exercise                 Contractual
             Year Issued                  Outstanding                  Price                  Life (in years)
----------------------------------------------------------------------------------------------------------------------
                1990                         85,053                     $ 3.49                       2.5
                1992                         24,288                       6.93                       4.3
                1994                         42,306                      10.41                       6.5
                1995                         42,627                      11.88                       7.5
                1996                         52,031                      11.82                       8.5
                1997                        109,945                       6.65                       7.0
                1997                          4,693                       7.33                       7.0
                1997                         71,170                      12.84                       9.5
                                         -----------

                                            432,113                     $ 8.58                       6.6
                                         ===========              ============              ============
----------------------------------------------------------------------------------------------------------------------

   Management Recognition Plan

   In connection with the acquisition of Troy Hill, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 1997, there were 17,000 shares held in the Management Recognition Plan trust, and no shares have been distributed or identified for distribution.

   Troy Hill Defined Benefit Retirement Plan

   Effective July 1, 1997, and in connection with the Troy Hill acquisition, the Company terminated Troy Hill's defined benefit retirement plan which covered Troy Hill employees who had attained minimum age and service requirements.
   At the termination date, the accrued benefit liabilities for all eligible participants was estimated to be approximately equal to the plan assets and no significant future fundings of the plan by the Company or Troy Hill were required. The Company expects to receive permission from the Pension Benefit Guarantee Corporation and the IRS to satisfy the plan's liabilities through qualified distributions of the plan's assets sometime during 1998. The Company does not anticipate that there will be any material gain or loss associated with the final calculation and distribution of plan assets at the settlement date.

11. Commitments and Contingencies

   In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                39                    1997 Annual Report

-------------------------------------------------------------------------------

12. Financial Instruments

   The following table sets forth the carrying amount and fair value of the Company's financial instruments included in the consolidated statement of financial condition as of December 31:

----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                             1997                        1996
                                                                --------------------------  --------------------------
                                                                 Carrying        Fair        Carrying        Fair
                                                                  amount         value        amount        amount
----------------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash equivalents                                                $ 18,947      $ 18,947       $ 7,284       $ 7,284
   Securities available for sale                                    426,662       426,662       348,129       348,129
   Securities held to maturity                                       91,359        90,585        96,200        93,561
   Loans receivable                                                 336,757       342,862       216,865       218,365
   Accrued interest receivable                                        6,075         6,075         5,557         5,557
   FHLB stock                                                        17,826        17,826        15,153        15,153
   Interest rate contracts                                              878           408           394           398

Financial liabilities:
   Deposits                                                         399,568       401,909       332,889       334,657
   Borrowed funds                                                   411,024       413,045       309,195       309,964
   Guaranteed preferred beneficial interest
      in subordinated debt, net                                      24,146        25,300             -             -
   Accrued interest payable                                           2,005         2,005         1,595         1,595

----------------------------------------------------------------------------------------------------------------------

   The following table presents the notional amount of the Company's off-balance sheet financial instruments as of December 31:

----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                     1997                        1996
----------------------------------------------------------------------------------------------------------------------
Security purchase commitments                                                    $ 14,470                     $ 8,674
Interest rate contracts                                                           110,000                      35,000
Loans in process and commitments:
   Fixed interest rate                                                              7,170                       1,427
   Variable interest rate                                                          16,797                      29,035
Lines of credit:
   Commercial                                                                       8,898                       1,347
   Consumer                                                                        13,296                      10,508
Letters of credit:
   Commercial                                                                         158                          79
   Standby                                                                             75                          75
----------------------------------------------------------------------------------------------------------------------

   Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company's exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Company uses the same credit policies in making commitments as for on-balance sheet instruments. The Company's distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.


-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                40                    1997 Annual Report

-------------------------------------------------------------------------------

13. Regulatory Matters and Insurance of Accounts

   The Company's subsidiary banks, ESB and Troy Hill, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Banks are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier
   I) capital (as defined) and risk-based capital (as defined). As of December 31, 1997 the Banks, individually and on a combined basis, meet all capital adequacy requirements to which they are subject.

   As of December 31, 1997, the most recent notification from the OTS categorized the Banks, individually, as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Banks must maintain minimum tangible, core, and risk-based capital ratios as set forth in the table below. There are no conditions or events since that notification that have changed the categorization for the Banks.

   The following table sets forth certain information concerning regulatory capital of the Banks as of December 31:


------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                  1997                                      1996
                                       -----------------------------------------------------    ------------------------
                                                 ESB                      Troy Hill                       ESB
                                       ------------------------    -------------------------    ------------------------
                                        Dollar        Percent        Dollar       Percent        Dollar        Percent
                                        Amount       of Assets       Amount      of Assets       Amount       of Assets
------------------------------------------------------------------------------------------------------------------------
Tangible Capital
     Actual                             $ 47,397      6.32%         $ 11,352        9.97%        $ 41,217       6.11%
     Required                             11,251      1.50%            1,708        1.50%          10,116       1.50%
                                       ----------   ------       -----------     -------       ----------     ------

     Excess                             $ 36,146      4.82%          $ 9,644        8.47%        $ 31,101       4.61%
                                       ==========   ======       ===========     =======       ==========     ======

Core Capital
     Actual                             $ 47,397      6.32%         $ 11,352        9.97%        $ 41,217       6.11%
     Required                             22,502      3.00%            3,416        3.00%          20,231       3.00%
                                       ----------   ------       -----------     -------       ----------     ------

     Excess                             $ 24,895      3.32%         $  7,936        6.97%        $ 20,986       3.11%
                                       ==========   ======       ===========     =======       ==========     ======

Risk-based Capital
     Actual                             $ 50,354     21.39%         $ 12,076       15.69%        $ 44,107      19.08%
     Required                             18,836      8.00%            6,157        8.00%          18,498       8.00%
                                       ----------   ------       -----------     -------       ----------     ------

     Excess                             $ 31,518     13.39%         $ 5,919         7.69%        $ 25,609      11.08%
                                       ==========   ======       ==========      =======       ==========     ======
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                41                    1997 Annual Report

-------------------------------------------------------------------------------

13. Regulatory Matters and Insurance of Accounts (continued)

   Tangible and core capital levels in the preceding table are presented as a percentage of total adjusted assets (as defined in the regulations); risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

   The minimal required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for tangible, core and risk-based capital ratios, respectively.

   The FDIC through the Savings Association Insurance Fund insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Banks must pay an annual premium.

   Retained earnings of the Company are substantially restricted in connection with regulations related to the insurance of deposit accounts, which require the Company to maintain statutory reserves in retained earnings. Additionally, these regulations limit the amount of cash dividends the Banks may pay the Company.

14. Quarterly Financial Data (unaudited)

----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)               First         Second          Third          Fourth
                                                              Quarter        Quarter        Quarter         Quarter
----------------------------------------------------------------------------------------------------------------------
1997:
   Interest income                                             $ 11,942       $ 14,229       $ 14,249        $ 14,591
   Interest expense                                               8,335          9,775          9,930          10,306
                                                            ------------   ------------    -----------    ------------
   Net interest income                                            3,607          4,454          4,319           4,285
   Provision for loan losses                                        200            600             (4)              3
                                                            ------------   ------------    -----------    ------------
   Net interest income after provision for loan losses            3,407          3,854          4,323           4,282
   Noninterest income                                               182            245            352             296
   Noninterest expense                                            2,033          2,312          2,542           2,623
                                                            ------------   ------------    -----------    ------------
   Net income before income taxes                                 1,556          1,787          2,133           1,955
   Provision for income taxes                                       411            333            701             539
                                                            ------------   ------------    -----------    ------------

   Net income                                                   $ 1,145        $ 1,454        $ 1,432         $ 1,416
                                                            ============   ============    ===========    ============
   Diluted net income per share                                   $0.27          $0.27          $0.27          $0.278
                                                            ============   ============    ===========    ============

1996:
   Interest income                                             $ 11,229       $ 11,625       $ 11,913        $ 12,124
   Interest expense                                               7,833          8,044          8,364           8,388
                                                            ------------   ------------    -----------    ------------
   Net interest income                                            3,396          3,581          3,549           3,736
   Provision for loan losses                                        285              -            396             192
                                                            ------------   ------------    -----------    ------------
   Net interest income after provision for loan losses            3,111          3,581          3,153           3,544
   Noninterest income                                               231            211            198              39
   Noninterest expense                                            1,890          2,177          4,240           2,228
                                                            ------------   ------------    -----------    ------------
   Net income (loss) before income taxes                          1,452          1,615           (889)          1,355
   Provision for (benefit from) income taxes                        437            530           (603)            339
                                                            ------------   ------------    -----------    ------------

   Net income (loss)                                            $ 1,015        $ 1,085         $ (286)        $ 1,016
                                                            ============   ============    ===========    ============
   Diluted net income (loss) per share                            $0.24          $0.25         ($0.07)          $0.246
                                                            ============   ============    ===========    ============
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                42                    1997 Annual Report

-------------------------------------------------------------------------------

15. PennFirst Bancorp, Inc. - Condensed Financial Statements (Parent Company
    Only)

   Following are condensed financial statements for the parent company as of and for the years ended December 31:

---------------------------------------------------------------------------------------------------------------------
Condensed Statements of Financial Condition
(In thousands)                                                                               1997           1996
---------------------------------------------------------------------------------------------------------------------
Assets:
   Interest-earning deposits                                                                   $ 451           $ 504
   Equity in net assets of subsidiaries                                                       93,025          67,996
   Other assets                                                                                1,221             593
                                                                                          -----------    ------------

      Total assets                                                                          $ 94,697        $ 69,093
                                                                                          ===========    ============

Liabilities and stockholders' equity:
   Subordinated debt, net                                                                   $ 24,146             $ -
   Payable to subsidiaries                                                                     1,450          17,150
   Accrued expenses and other liabilities                                                        592             400
   Stockholders' equity                                                                       68,509          51,543
                                                                                          -----------    ------------

      Total liabilities and stockholders' equity                                            $ 94,697        $ 69,093
                                                                                          ===========    ============

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Condensed Statements of Operations
(In thousands)                                                                 1997            1996           1995
---------------------------------------------------------------------------------------------------------------------
Income:
   Equity in net income of subsidiaries                                       $ 5,453        $ 3,405         $ 3,581
   Management fee income                                                        1,812            576           1,504
   Interest income                                                                278            170             253
                                                                          ------------    -----------    ------------

      Total income                                                              7,543          4,151           5,338

Expense:
   Interest expense                                                             1,408            878             724
   Compensation and employee benefits                                             794            756             470
   Other                                                                          101             46              11
                                                                          ------------    -----------    ------------

      Total expense                                                             2,303          1,680           1,205
                                                                          ------------    -----------    ------------

   Net income before (benefit from) provision for income taxes                  5,240          2,471           4,133

(Benefit from) provision for income taxes                                        (207)          (359)            165
                                                                          ------------    -----------    ------------

Net income                                                                    $ 5,447        $ 2,830         $ 3,968
                                                                          ============    ===========    ============
---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                43                    1997 Annual Report

-------------------------------------------------------------------------------

15. PennFirst Bancorp, Inc. - Condensed Financial Statements (Parent Company
    Only) (continued)

---------------------------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows
(In thousands)                                                                 1997            1996           1995
---------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                 $ 5,447        $ 2,830         $ 3,968
   Adjustments to reconcile net income to net cash (used in) provided by operating activities:
        Equity in net income of subsidiaries                                   (5,453)        (3,405)         (3,581)
        Other, net                                                             (1,668)           (39)          3,316
                                                                          ------------    -----------    ------------
        Net cash (used in) provided by operating activities                    (1,674)          (614)          3,703
                                                                          ------------    -----------    ------------

Investing activities:
        Purchases of securities                                                (2,549)             -          (2,161)
        Principal repayments and maturities of securities                       1,271            554           2,140
        Proceeds from the sale of securities available for sale                   490              -               -
        Payment for purchase of THBC, net of cash acquired                     (2,734)             -               -
                                                                          ------------    -----------    ------------
        Net cash (used in) provided by investing activities                    (3,522)           554             (21)
                                                                          ------------    -----------    ------------

Financing activities:
        (Decrease) increase in payable to subsidiaries                        (15,700)         5,650           2,612
        Proceeds from issuance of subordinated debt, net                       24,146              -               -
        Proceeds received from exercise of stock options                          127            671              64
        Dividends paid                                                         (1,615)        (3,400)         (1,489)
        Payments to acquire treasury stock                                     (1,678)        (2,983)         (4,866)
        Stock purchased by ESOP                                                  (500)          (146)           (232)
        Principal repayment of ESOP loan                                          363            215             215
                                                                          ------------    -----------    ------------
        Net cash provided by (used in) financing activities                     5,143              7          (3,696)
                                                                          ------------    -----------    ------------

Decrease in cash equivalents                                                      (53)           (53)            (14)
Cash equivalents at beginning of period                                           504            557             571
                                                                          ------------    -----------    ------------

Cash equivalents at end of period                                               $ 451          $ 504           $ 557
                                                                          ============    ===========    ============
---------------------------------------------------------------------------------------------------------------------


16. Acquisition of Troy Hill Bancorp, Inc.

   On April 3, 1997, the Company completed its acquisition of Troy Hill based in Pittsburgh, Pennsylvania. Troy Hill is a community savings bank that offers financial products and services through two branch offices in Allegheny County, Pennsylvania.

   Under the terms of the merger agreement, Troy Hill Bancorp, Inc. (THBC), the holding company for Troy Hill, merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $9.3 million in cash and 1,701,000 shares of the Company's common stock. In addition, options to purchase shares of THBC were converted into options to acquire 115,000 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Troy Hill have been included in the Company's consolidated financial statements from April 3, 1997. Goodwill arising from this transaction was $3.5 million. The estimated useful life for the straight-line amortization of the goodwill is expected to be 15 years.

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                44                    1997 Annual Report

-------------------------------------------------------------------------------

16. Acquisition of Troy Hill Bancorp, Inc. (continued)

   The following unaudited pro forma financial information presents the combined results of operations of the Company and Troy Hill as if the acquisition had occurred as of the beginning of 1997 and 1996, after giving effect for certain adjustments, including primarily amortization of goodwill and certain conversion costs and the related income tax effects.

   The unaudited condensed pro forma combined statement of operations information is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or results of operations that would have actually occurred had the acquisition been in effect for the periods presented. The unaudited condensed pro forma combined statements of operations for the years ended December 31 are as follows:


----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)                       1997                                  1996
----------------------------------------------------------------------------------------------------------------------
Interest income                                                        $ 57,048                              $ 54,183
Interest expense                                                         39,434                                36,161
                                                                    ------------                          ------------
Net interest income                                                      17,614                                18,022
Provision for loan losses                                                   799                                 1,093
                                                                    ------------                          ------------
Net interest income after provision for loan losses                      16,815                                16,929
Noninterest income                                                        1,155                                   927
Noninterest expense                                                      10,067                                13,157
                                                                    ------------                          ------------
Net income before income taxes                                            7,903                                 4,699
Provision for income taxes                                                2,211                                 1,177
                                                                    ------------                          ------------

Net income                                                              $ 5,692                               $ 3,522
                                                                    ============                          ============

Diluted net income per share                                              $1.13                                 $0.81
                                                                    ============                          ============
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                45                    1997 Annual Report

Accountant's Report
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders
PennFirst Bancorp, Inc.
Ellwood City, Pennsylvania


We have audited the accompanying consolidated statements of financial condition of PennFirst Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PennFirst Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                   KPMG Peat Marwick LLP


Pittsburgh, Pennsylvania
January 23, 1998

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                46                    1997 Annual Report

Stock and Dividend Information
--------------------------------------------------------------------------------

Listings and Markets

PennFirst Bancorp, Inc. common stock is traded on the Nasdaq National Stock Market under the symbol "PWBC". The listed market makers for the Company's common stock include:


Legg Mason Wood Walker, Inc.                   Herzog, Heine, Geduld, Inc.                  Rodgers Brothers, Inc.
2 Oliver Plaza                                 26 Broadway                                  7 Wood Street, 7th Floor
Pittsburgh, PA   15222                         New York, NY   10004                         Pittsburgh, PA   15222
Telephone:  (412) 261-7300                     Telephone:  (212) 908-4000                   Telephone:  (412) 281-1940

Ryan Beck & Co., Inc.                          Sandler O'Neill & Partners, LP
220 Livingston Orange Avenue                   Two World Trade Center
Livingston, NJ   07039                         New York, NY  10048
Telephone:  (800) 223-8969                     Telephone:  (800) 635-6851


PennFirst Capital Trust I, 8.625% cumulative trust preferred securities are traded on the Nasdaq National Stock Market under the symbol "PWBCP".

Stock Price Information

The bid and ask price of the Company's common stock were $19.25 and $19.75, respectively, as of January 30, 1998.

The following table sets forth the high and low sale market prices of the Company's common stock as of and during the quarterly periods presented:

------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Market Price
                                                                                         High            Low           Close
------------------------------------------------------------------------------------------------------------------------------
1997 Quarter Ended
  December 31                                                                           $19.50         $16.25          $19.25
  September 30                                                                           20.50          13.64           17.63
  June 30                                                                                14.44          12.27           14.44
  March 31                                                                               13.19          12.27           12.50

1996 Quarter Ended
  December 31                                                                           $12.95         $12.27          $12.39
  September 30                                                                           13.75          11.81           12.27
  June 30                                                                                12.50          10.91           11.81
  March 31                                                                               12.05          10.69           10.91
---------------------------------------------------------------------------------------------------------------------------

Stock Dividend

The Company declared a 10 percent stock dividend to stockholders of record on July 31, 1997 and payable on August 25, 1997. All share, price and dividend information presented herein has been adjusted to reflect this stock dividend.



-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                47                    1997 Annual Report

-------------------------------------------------------------------------------

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 1997, the Company declared cash dividends with the following record and payment dates:

                                                                      Cash Dividends
         Record Date                    Payment Date                    per Share
         -----------                    ------------                    ---------
         December 31, 1997              January 23, 1998                  $0.090
         September 30, 1997             October 24, 1997                  $0.090
         June 30, 1997                  July 25, 1997                     $0.082
         March 31, 1997                 April 25, 1997                    $0.082

         December 31, 1996              January 24, 1997                  $0.082
         September 30, 1996             October 25, 1996                  $0.082
         June 30, 1996                  July 25, 1996                     $0.082
         May 31, 1996                   June 25, 1996                     $0.454
         March 31, 1996                 April 25, 1996                    $0.082

Stock Splits

The Company has declared the following stock splits since its inception:


                                                                              Stock Split
                Record Date                    Payment Date                    Percentage
                -----------                    ------------                    ----------
                December 31, 1994              January 25, 1995                   20%
                December 31, 1993              January 24, 1994                   20%
                May 12, 1993                   June 7, 1993                       20%
                December 31, 1992              January 25, 1993                   20%
                June 30, 1992                  July 25, 1992                      20%
                December 31, 1991              January 25, 1992                   20%

Number of Stockholders and Shares Outstanding

As of December 31, 1997, there were 1,935 stockholders of record and 5,270,553 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

Dividend Reinvestment Plan

Common stockholders may have Company dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                48                    1997 Annual Report

Corporate Information
--------------------------------------------------------------------------------

Corporate Headquarters

   PennFirst Bancorp, Inc.
   600 Lawrence Avenue
   Ellwood City, PA   16117
   Phone:  (724) 758-5584

Subsidiary Companies

   ESB Bank, F.S.B.
      AMSCO, Inc.
      ESB Bank Building Associates
   Troy Hill Federal Savings Bank
   PennFirst Financial Services, Inc.
   PennFirst Capital Trust I

Annual Meeting

   The annual meeting of the Company's stockholders will be held at 10:00 a.m., on Tuesday, April 21, 1998, at the Connoquenessing Country Club, Route 65,
   Ellwood City, PA   16117.

Stockholder and Investor Information

   Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Senior Vice President of Operations and Corporate Secretary, PennFirst Bancorp, Inc., 600 Lawrence
   Avenue, Ellwood City, PA   16117.

Independent Accountants

   KPMG Peat Marwick LLP
   One Mellon Bank Center
   Pittsburgh, PA   15219

Special Counsel

   Elias, Matz, Tiernan & Herrick LLP
   734 15th Street, NW
   Washington, DC   20005

Registrar and Transfer Agent

   Registrar and Transfer Company
   10 Commerce Drive
   Cranford, NJ   07016


-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                49                    1997 Annual Report

Board of Directors
--------------------------------------------------------------------------------


PENNFIRST BANCORP, INC.                                             ESB BANK, F.S.B..
-----------------------                                             -----------------
   William B. Salsgiver                                                William B. Salsgiver
      Chairman of the Board                                              Chairman of the Board

   Herbert S. Skuba                                                    Herbert S. Skuba
      Vice Chairman of the Board                                         Vice Chairman of the Board

   Charlotte A. Zuschlag                                               Charlotte A. Zuschlag
      President & Chief Executive Officer, Director                      President & Chief Executive Officer, Director

   George William Blank, Jr.                                           George William Blank, Jr.
      Director                                                           Director

   Charles Delman                                                      Charles Delman
      Director                                                           Director

   Lloyd L. Kildoo                                                     Lloyd L. Kildoo
      Director                                                           Director

   Edmund C. Smith                                                     Mario J. Manna
      Director                                                           Director

   Edwin A. Thaner                                                     Edmund C. Smith
      Director                                                           Director

                                                                       Edwin A. Thaner
                                                                         Director

                                                                       Jefrey F. Wall
                                                                         Director


TROY HILL FEDERAL SAVINGS BANK                                      ESB BANK, F.S.B.. ADVISORY BOARD
------------------------------                                      ---------------------------------

   Harry B. Thaner                                                     Charles Delman
      Chairman of the Board                                              Director

   Charlotte A. Zuschlag                                               Gibson E. Brock
      President & Chief Executive Officer, Director                      Director

   Raymond K. Aiken                                                    Dr. Allen Gastfriend
      Director                                                           Director

   Charles Delman                                                      Watson F. McGaughey, Jr.
      Director                                                           Director

   Joseph W. Snyder                                                    Donald R. Miller
      Director                                                           Director

   Edwin A. Thaner                                                     John J. Syka
      Director                                                           Director

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                50                    1997 Annual Report

Company and Bank Officers
--------------------------------------------------------------------------------


PENNFIRST BANCORP, INC.
-----------------------

   William B. Salsgiver
      Chairman of the Board

   Charlotte A. Zuschlag
      President & Chief Executive Officer

   Charles P. Evanoski
      Senior Vice President & Chief Financial Officer

   Robert C. Hilliard, CPA
      Senior Vice President of Audit & Compliance

   Frank D. Martz
      Senior Vice President of Operations & Corporate Secretary

   Todd F. Palkovich
      Senior Vice President of Lending

   John T. Stunda
      Senior Vice President of Administration

   Robert J. Colalella
      Vice President, Community Reinvestment Officer

   William C. Marsh, CPA
      Vice President, Treasurer & Controller


ESB BANK, F.S.B..                                                   ESB BANK, F.S.B.. (continued)
-----------------                                                   -----------------------------
   William B. Salsgiver                                                Assistant Vice Presidents:
      Chairman of the Board
                                                                         Patricia M. Aumiller
   Charlotte A. Zuschlag                                                 Kathleen A. Bender
      President & Chief Executive Officer                                Charlotte M. Bolinger
                                                                         Thomas E. Campbell
   Senior Vice Presidents:                                               Amy E. Dicks
                                                                         Ronald E. Dickson
      Robert J. Colalella                                                Deborah S. Goehring
      Charles P. Evanoski                                                Larry Mastrean
      Robert C. Hilliard, CPA                                            Ann R. Nelson
      Teresa Krukenberg                                                  Joyce A. Stellitano
      Frank D. Martz                                                     Bonita L. Wadding
      Todd F. Palkovich                                                  Pamela K. Zikeli
      John T. Stunda

   Vice Presidents:                                                 TROY HILL FEDERAL SAVINGS BANK
                                                                     -----------------------------

      Ruth A. Ambrose                                                  Charlotte A. Zuschlag
      John W. Donaldson II                                               President & Chief Executive Officer
      Nancy A. Glitsch                                                 Larry C. Kerr, Treasurer
      Peter J. Greco                                                   Marilyn Scripko, Vice President
      Ronald J. Mannarino                                              Nancy H. Kufner, Secretary
      Sally A. Mannarino                                               Margaret Haefele, Assistant Vice President
      Marilyn R. Maple
      William C. Marsh, CPA
      Mark A. Platz
      Wayne Zerishnek


-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                51                    1997 Annual Report

Products and Services
--------------------------------------------------------------------------------

          YOUR HOMETOWN BANKING NEEDS

               Deposit Products and Services:

                  .  Checking and NOW Accounts
                  .  Statement and Passbook Savings Accounts
                  .  Certificates of Deposit
                  .  Money Market Savings Accounts
                  . Direct Deposit of Retirement Checks and Automated Payment . Holiday Savings Accounts
                  .  Vacation Club Accounts
                  .  Individual Retirement Accounts

               Lending Products and Services:

                  . Conventional Fixed and Adjustable Rate Mortgage Loans . Construction / Permanent Residential Loans
                  .  Neighborhood Development Loans
                  .  Commercial Real Estate Loans
                  .  Commercial Business Loans
                  .  Commercial Lines of Credit
                  .  Letters of Credit
                  .  Consumer Lending:
                       -  Automobile Loans
                       -  Home Equity Loans
                       -  Home Improvement Loans
                       -  Personal Loans
                       -  Share Loans
                       -  Education Loans

               Conveniences and Other Services:

                  .  Drive-up Windows
                  .  ATM and Debit Cards- 24 Hour Teller Machines
                  .  Safety Deposit Boxes
                  .  Travelers' Checks
                  .  Money Orders
                  .  Night Depository
                  .  Master Card and VISA
                  .  Saturday Hours
                  .  Wire Transfers
                  .  Notary Services

          FROM YOUR HOMETOWN BANK

-------------------------------------------------------------------------------
PennFirst Bancorp, Inc.                52                    1997 Annual Report

Office Locations
-------------------------------------------------------------------------------


ESB BANK, F.S.B.
----------------
ELLWOOD CITY
600 Lawrence Avenue
Ellwood City, PA 16117
(724) 758-5584

ALIQUIPPA
2301 Sheffield Road
Aliquippa, PA 15001
(724) 378-4436

AMBRIDGE
506 Merchant Street
Ambridge, PA 15003
(724) 266-5002

CENTER TOWNSHIP
1207 Brodhead Road
Monaca, PA 15061
(724) 774-0332

CORAOPOLIS
900 Fifth Avenue
Coraopolis, PA 15108
(412) 264-8862

FOX CHAPEL
1060 Freeport Road
Pittsburgh, PA 15238
(412) 782-6500

FRANKLIN TOWNSHIP
269 State Route 288
Ellwood City, PA 16117
(724) 752-2500

NEW CASTLE
Route 65
New Castle, PA 16101
(724) 654-7781

ZELIENOPLE
Route 19
Zelienople, PA 16063
(724) 452-6500

TROY HILL FEDERAL SAVINGS BANK
------------------------------
TROY HILL
1706 Lowrie Street
PIttsburgh, PA 15212
(412) 231-8238

WEXFORD
11279 Perry Highway
Wexford, PA 15090
(724) 934-8989

                            PENNFIRST BANCORP, INC.
                              600 Lawrence Avenue
                       Ellwood City, Pennsylvania   16117
                             Phone:  (724) 758-5584