Form 10-K405, Exhibit 13
period 1998-12-31
ESB FINANCIAL CORP
filed 1999-03-31
CIK 872835

                                                                     EXHIBIT 13

                                                           [ESB LOGO]

                                                          ESB FINANCIAL
                                                           CORPORATION
 COMMITMENT
                                                             1 9 9 8

                                                           A N N U A L
                                                           R E P O R T

Table of Contents

Consolidated Financial Highlights......................................  1
Letter to Stockholders.................................................  2
Selected Consolidated Financial Data...................................  4
Management's Discussion and Analysis of
   Financial Condition and Results of Operations.......................  5
Consolidated Financial Statements...................................... 21
Notes to Consolidated Financial Statements............................. 26
Accountant's Report.................................................... 49
Stock and Dividend Information......................................... 50
Corporate Information.................................................. 52
Board of Directors..................................................... 53
Corporate Officers, Advisory Board and Bank Officers................... 54
Executive Officers and Senior Management............................... 55
Products and Services.................................................. 56
Office Locations.......................................  Inside Back Cover


Company Profile

                                 ESB Financial Corporation (Nasdaq: ESBF), a
                       publicly traded Pennsylvania corporation and thrift holding company, provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, ESB Bank, F.S.B.

                                 ESB Bank, F.S.B. is a federally chartered,
                       FDIC-insured stock savings bank which conducts business through eleven offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.


   Return on Average Assets
    & Stockholders' Equity           Deposit & Stockholders' Equity Growth
(excluding 1996 SAIF Assessment)                 (in millions)


          [GRAPH]                                   [GRAPH]

Consolidated Financial Highlights
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                  As of or for the
                                              year ended December 31,
                                            1998                1997              Change
                                       ---------------     ---------------      ------------
Total assets                                 $972,438            $910,770              7%

Loans receivable, net                         360,280             336,757              7%

Total deposits                                423,051             399,568              6%

Net interest income                            16,651              16,665              0%

Net income                                      6,001               5,447             10%

Stockholders' equity                           61,083              68,509            (11%)

Net income per share (diluted) (1)              $1.08               $0.98             10%

Cash dividends per share (1)                    $0.35               $0.31             13%

Stockholders' equity per share (1)             $11.60              $11.82             (2%)

Return on average assets                        0.63%               0.68%             (7%)

Return on average stockholders' equity          9.10%               8.64%              5%

(1) Per share amounts for 1997 have been adjusted to reflect the 10% stock dividend declared and paid in the second quarter of 1998.


     Asset & Loan Growth               Percentage of Nonperforming
        (in millions)                    Assets to Total Assets


          [GRAPH]                                   [GRAPH]




================================================================================
ESB Financial Corporation          1                          1998 Annual Report

Letter to Stockholders
--------------------------------------------------------------------------------

To Our Stockholders:


                                    [PHOTO]

                             Charlotte A. Zuschlag
                     President and Chief Executive Officer

I welcome this opportunity to report to you about the significant changes and growth your Company experienced in 1998. Changes and growth represent a commitment to our shareholders and the communities our bank serves. In 1998, stockholders approved a new name for the Company. Troy Hill Federal Savings Bank was consolidated into ESB Bank, a new branch office was opened in Franklin Township and construction was started on our new facility in Wexford. Company earnings for the year were a record $1.08 per share and Company assets increased to nearly $973.0 million.

Commitment to Identity

At the April 21, 1998 annual meeting, our stockholders approved a new name for PennFirst Bancorp, Inc. On May 1, 1998, we officially became known as ESB Financial Corporation and began trading on the NASDAQ market under the symbol "ESBF." In our planning for the next millennium we perceived a geographic limitation in the name "PennFirst Bancorp, Inc." and felt that our shareholders and customers would recognize the name ESB Financial Corporation. In addition, the holding company adopted the ESB Bank's logo as part of our commitment to name recognition.

Commitment to Results

At the close of business in 1998, your Company posted record earnings per diluted share of $1.08 as compared to $0.98 in 1997. This represents a 10% increase over the previous year. Return on average equity increased to 9.10% in 1998 as compared to 8.64% in 1997. As I have mentioned in the past, management is committed to controlling expenses and we measure our success against the industry "Efficiency Ratio." I am proud to tell you that our "Efficiency Ratio" for 1998 was 49.13% verses an industry benchmark of 60%.


Commitment to Continued Growth

The management team of your Company is committed to growing ESB Financial Corporation in a prudent manner while maintaining the quality of our assets and ensuring sufficient capital for future stockholder enhancements and strategic corporate growth. Company assets grew to $972.4 million in 1998, up from $910.8 million in 1997 marking a 6.8% increase for the year. The increase in assets is primarily attributable to our managed growth in residential and commercial lending, consumer lending and investment securities as each asset grew 7.6%, 10.0%, and 5.2%, respectively in 1998. Strong residential mortgage demands coupled with an aggressive consumer loan campaign directed to existing customers contributed to a record $140.3 million in loan originations for 1998.


Commitment to Shareholder Value

ESB Financial Corporation has paid a cash dividend every quarter since we converted to a publicly held company in 1990. As in previous years, the Board of Directors approved a common stock repurchase program in 1998 and 639,565 shares of stock were repurchased at a weighted average cost of $17.21 per share. Your Board of Directors remains committed to returning value to the shareholders. In 1998, the Company declared and paid a 10% stock dividend, its eighth such stock dividend or stock split since its initial public offering in 1990.


================================================================================
ESB Financial Corporation          2                        1998 Annual Report

--------------------------------------------------------------------------------

Commitment to The Community

ESB Bank formally established a Community Reinvestment Act Department in 1997, dedicated to our stated commitment of providing home ownership opportunities to low- moderate income individuals and families and the revitalization of low-moderate income neighborhoods in our lending area. In 1998, our CRA Department granted loans, purchased investments and participated in distressed community business-lending programs all in accordance with sound banking practices. I am proud that our Bank is a major participant in the Federal Home Loan Bank of Pittsburgh's "Home Buyers Equity Fund" grant program and that our CRA Department was awarded a $275,000 "Affordable Housing Program" grant to assist low-moderate income individuals in securing rehabilitated homes in Beaver County.


Commitment to The Future

From a banking standpoint, the "Year 2000" is rapidly approaching. ESB Bank began planning for "Y2K" back in 1997. All hardware and software vendors and service providers have been contacted to ensure that their products are capable of the proper recognition of the "Year 2000." Shareholders and customers have our assurance that ESB Financial Corporation will comply with all mandated guidelines so that you will have full access to your records and accounts in the new millennium. As part of our commitment to the future, ESB Bank has recently undergone an advanced technological change by converting to a new data processing system during February of this year. The new technology will enable our Bank to offer new and more competitive products in the market place.


Commitment to Shareholders


While 1998 was a very positive and record setting year for the Company, I would be remiss if I did not acknowledge the complete dedication and total commitment to the successful operation of your Company consistently exhibited by the Board of Directors, officers and employees. ESB Financial Corporation is committed to providing "Quality Financial Service...For a Quality Life." This means a total corporate commitment to enhancing shareholder value and providing superior customer service. On behalf of all directors, officers and employees, I want to thank you, our shareholders, for the support and confidence you have shown us since 1990. Finally, I encourage any shareholder to contact me directly with any comments or suggestions at any time.


Very truly yours,

/s/ Charlotte A. Zuschlag

Charlotte A. Zuschlag
President and Chief Executive Officer


================================================================================
ESB Financial Corporation                3                    1998 Annual Report

Selected Consolidated Financial Data
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                       ----------------------------------------------------------------------
                                                                                    As of December 31,
Financial Condition Data                                1998           1997            1996            1995           1994
------------------------                               ----------------------------------------------------------------------
     Total assets                                      $972,438      $ 910,770       $ 698,735       $ 659,371      $ 637,916
     Securities                                         545,049        518,021         444,329         442,783        440,813
     Loans receivable, net                              360,280        336,757         216,865         183,878        161,630
     Deposits                                           423,051        399,568         332,889         338,494        333,825
     Borrowed funds                                     480,382        435,170         309,195         259,472        246,437
     Stockholders' equity                                61,083         68,509          51,543          54,926         52,407
     Stockholders' equity per common share (1)           $11.60         $11.82          $10.92          $11.38          $9.95
                                                       -----------------------------------------------------------------------
                                                                            For the year ended December 31,
Operations Data                                        1998           1997            1996(2)         1995           1994
---------------                                        -----------------------------------------------------------------------
     Interest income                                   $ 63,791       $ 55,011        $ 46,891        $ 44,357       $ 34,873
     Interest expense                                    47,140         38,346          32,629          30,219         22,159
                                                       ---------      --------        --------        --------       --------
     Net interest income                                 16,651         16,665          14,262          14,138         12,714
     Provision for loan losses                                5            799             873              13             41
                                                       ---------      --------        --------        --------       --------
     Net interest income after
       provision for loan losses                         16,646         15,866          13,389          14,125         12,673
     Noninterest income                                   1,939          1,075             679             772          1,011
     Noninterest expense                                 11,067          9,510          10,535           8,962          7,364
                                                       ---------      --------        --------        --------       --------
     Income before income taxes                           7,518          7,431           3,533           5,935          6,320
     Provision for income taxes                           1,517          1,984             703           1,967          2,461
                                                       ---------      --------        --------        --------       --------
     Net income                                        $  6,001       $  5,447        $  2,830        $  3,968       $  3,859
                                                       =========      ========        ========        ========       ========
     Basic net income per common share (1)                $1.12          $1.02           $0.61           $0.81          $0.78
     Diluted net income per common share (1)              $1.08          $0.98           $0.59           $0.77          $0.75

                                                         ---------------------------------------------------------------------
                                                                       As of or for the year ended December 31,
Other Data                                                  1998           1997          1996(2)         1995          1994
                                                         ---------------------------------------------------------------------
     Performance Ratios (for the year ended)
        Return on average assets                             0.63%        0.68%           0.41%          0.61%          0.68%
        Return on average equity                             9.10%        8.64%           5.47%          7.44%          7.68%
        Average equity to average assets                     6.93%        7.92%           7.50%          8.24%          8.79%
        Interest rate spread (3)                             1.70%        1.95%           1.98%          1.93%          1.96%
        Net interest margin (3)                              2.06%        2.34%           2.33%          2.33%          2.29%
        Efficiency ratio (3)                                49.13%       45.56%          47.98%         55.40%         52.72%
        Noninterest expense to average assets                1.16%        1.20%           2.71%          1.39%          1.29%
        Dividend payout ratio (4)                           32.59%       31.80%         120.00%         38.80%         34.90%
     Asset Quality Ratios (as of year end)
        Non-performing loans to total loans                  1.31%        1.08%           1.80%          0.42%          1.31%
        Non-performing assets to total assets                0.51%        0.45%           0.59%          0.13%          0.40%
        Allowance for loan losses to total loans             1.26%        1.36%           1.46%          1.29%          1.43%
        Allowance for loan losses to non-performing loans   96.67%      126.43%          81.02%        309.26%        109.08%
     Capital Ratios (as of year end)
        Stockholders' equity to assets                       6.28%        7.52%           7.38%          8.33%          8.22%
        Tangible stockholders' equity to tangible assets     5.61%        6.76%           6.78%          7.65%          7.42%
---------------------------------------------------------------------------------------------------------------------------------

(1) Stockholders' equity per common share, basic net income per common share and diluted net income per common share for the years ended December 31, 1997 through December 31, 1994 have been adjusted for the 10% stock dividend declared and paid in the second quarter of 1998.

(2) Exclusive of the $2.2 million ($1.3 million net of applicable income tax benefits) one-time special Savings Association Insurance Fund assessment, net income, noninterest expense, return on average assets, return on average equity and noninterest expense to average assets would have been $4.2 million, $8.3 million, 0.61%, 8.08% and 1.21%, respectively, for the year ended December 31, 1996.

(3) Interest income utilized in calculation is on a fully tax equivalent basis.

(4) Dividend payout ratio calculation utilizes diluted net income per share for all periods, and includes special cash dividend of $0.41 per share in 1996.


================================================================================
ESB Financial Corporation              4                      1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview
--------

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly-owned subsidiary bank, ESB Bank, F.S.B. (ESB or the Bank). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, PennFirst Capital Trust I, a Delaware statutory business trust established during 1997 to facilitate the issuance of trust preferred securities to the public by the Company and THF, Inc., a Pennsylvania corporation established to provide loan closing services and issue title insurance.

ESB is a federally chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank which conducts business through eleven offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates a wholly-owned subsidiary, AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company and ESB are subject to examination and comprehensive regulation by the Office of Thrift Supervision (OTS), the chartering authority of ESB, and the FDIC, the administrator of the Savings Association Insurance Fund (SAIF). ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System which governs the reserves required to be maintained against deposits and certain other matters.

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



================================================================================
ESB Financial Corporation              5                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Significant Financial Events in 1998
------------------------------------

Merger of Troy Hill Federal Savings Bank with and into ESB Bank

On June 11, 1998, Troy Hill Federal Savings Bank (Troy Hill) was merged with and into ESB Bank, with ESB Bank as the surviving institution.

Stock Dividend

On April 17, 1998, the Board of Directors declared a 10% stock dividend to stockholders of record on May 15, 1998 and payable on May 29, 1998. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend.

Opening of the Franklin Township Branch

On September 8, 1998, the Company opened its newly constructed full service, branch office located in Franklin Township, Beaver County, adjacent to the Franklin Township shopping plaza where the branch office was previously located. The branch was constructed and is being carried on the books at $501,000. Additionally, the branch will be depreciated over 39 years.

Significant Financial Events in 1997
------------------------------------

Acquisition of Troy Hill Federal Savings Bank

On April 3, 1997, the Company completed its acquisition of Troy Hill Federal Savings Bank. The acquisition was accounted for under the purchase method of accounting. Under the terms of the merger agreement, Troy Hill Bancorp, Inc.
(THBC), the holding company for Troy Hill, merged with and into the Company. Consideration paid by the Company in connection with the acquisition consisted of $9.3 million in cash and 1,071,000 shares of the Company's common stock. In addition, options to purchase shares of THBC were converted into options to acquire 115,000 shares of the Company's common stock.

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

Trust Preferred Security Offering

On December 9, 1997, the Company successfully completed a $25.3 million (2,530,000 shares) offering of trust preferred securities. The securities carry an interest rate of 8.625%, mature in 30 years, but are callable after five years or upon certain specific tax law or regulatory changes, and represent undivided beneficial interests in PennFirst Capital Trust I. The proceeds from this public offering were used to purchase junior subordinated debentures issued by the Company. The proceeds from the sale of the debentures qualify as regulatory capital for the Company. The Company contributed a portion of the proceeds of the offering to its subsidiary bank as additional capital. This contributed capital and the remaining proceeds will support future growth of the Company.


================================================================================
ESB Financial Corporation              6                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Financial Condition
------------------------------

General. The Company's total assets increased a net $61.7 million or 6.8% to $972.4 million at December 31, 1998 from $910.8 million at December 31, 1997. This increase was primarily due to a net increase in securities of $27.0 million, loans receivable of $23.5 million, FHLB stock of $609,000, premises and equipment of $2.9 million, other assets of $1.3 million, and bank owned life insurance of $15.0 million, offset by a decrease in cash and cash equivalents of $8.6 million.

The increase in the Company's total assets reflects a corresponding increase in total liabilities of $69.1 million or 8.2% to $911.4 million at December 31, 1998 from $842.3 million at December 31, 1997 and a decrease in total stockholders' equity of $7.4 million or 10.8% to $61.1 million at December 31, 1998 from $68.5 million at December 31, 1997. The increase in total liabilities was primarily due to increases in deposits of $23.5 million, borrowed funds of $45.3 million, other liabilities of $526,000, offset by a decrease in advance payments by borrowers for taxes and insurance of $127,000, and subordinated debt of $119,000. The net decrease in total stockholders' equity can be attributed primarily to the Company's two stock repurchase programs initiated during 1998, offset by net income net of dividends paid.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $8.6 million to $10.3 million at December 31, 1998 from $18.9 million at December 31, 1997. These accounts are typically increased by deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net decrease between December 31, 1998 and December 31, 1997 can be attributed principally to funds received from the issuance of trust preferred securities in December 1997 and subsequently used to fund increases in the loan portfolio and to fund security purchases.

Securities. The Company's securities portfolios increased a net $27.0 million or 5.2% to $545.0 million at December 31, 1998 from $518.0 million at December 31, 1997. This net increase was the result of $287.0 million of purchases consisting primarily of $67.2 million of corporate bonds, $161.6 million of mortgage-backed securities, $56.1 million of municipal securities, $2.1 million of equities and an increase in the unrealized gain on securities available for sale of $2.7 million (before taxes) during the year, partially offset by $146.5 million of maturities and repayments of principal and $109.2 million of securities sold consisting primarily of $11.3 million of corporate bonds, $3.5 million of U.S. government securities, $82.9 million of mortgage-backed securities, $10.5 million of municipal securities and $1.0 million of equity securities during the year.

Loans receivable. Net loans receivable increased a net $23.5 million or 7.0% to $360.3 million at December 31, 1998 from $336.8 million at December 31, 1997. The increase in loans receivable can be attributed to internal growth within the Company's loan portfolios. Mortgage loans increased $16.9 million or 5.8% and other loans increased $11.0 million or 18.4%. Partially offsetting the net increase in loans receivable was a nominal increase in the Company's allowance for loan losses of $8,000 and $4.3 million and $62,000 increases in loans in process and deferred loan fees, respectively.

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets increased $912,000 to $5.0 million or 0.51% of total assets at December 31, 1998 from $4.1 million or 0.45% of total assets at December 31, 1997. Non-performing assets consisted of non-performing loans and REO of $5.0 million and $21,000, respectively, at December 31, 1998 and non-performing loans and REO of $3.8 million and $288,000, respectively, at December 31, 1997.

Accrued interest receivable. Accrued interest receivable increased $717,000 or 11.8% to $6.8 million at December 31, 1998 from $6.1 million at December 31, 1997, due primarily to the increase in average interest-earning assets between years.


================================================================================
ESB Financial Corporation              7                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


FHLB stock. FHLB stock increased $609,000 or 3.4% to $18.4 million at December 31, 1998 from $17.8 million at December 31, 1997.

Premises and equipment. Premises and equipment increased $2.9 million or 86.6% to $6.2 million at December 31, 1998 from $3.3 million at December 31, 1997, primarily as a result of the new Franklin Township branch and the construction of the new Wexford branch.

Prepaid expenses and other assets. Prepaid expenses and other assets increased $822,000 or 8.6% to $10.4 million at December 31, 1998 from $9.5 million at December 31, 1997. This net increase can primarily be attributed to the $1.0 million investment in Boston Capital Tax Limited Partnership, which is a low income housing project the Bank invested in and, as a benefit, will receive tax credits over the next ten years.

Bank owned life insurance. Bank owned life insurance is universal life insurance, purchased by the Bank, on the lives of thirty-five employees. The beneficial aspects of these universal life insurance policies are tax-free growth and a tax-free death benefit which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. The cash surrender value as of December 31, 1998 is $15.0 million.

Deposits. Total deposits increased $23.5 million or 5.9% to $423.1 million at December 31, 1998 from $399.6 million at December 31, 1997. For the year, in total, interest-bearing demand deposits increased $6.0 million or 4.0%, time deposits increased $16.2 million or 6.6% and noninterest-bearing deposits increased $1.3 million or 28.4%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance decreased $127,000 or 3.9% to $3.2 million at December 31, 1998 from $3.3 million at December 31, 1997.

Borrowed funds. Borrowed funds include primarily FHLB advances and reverse repurchase agreement borrowings. Borrowed funds increased $45.3 million or 11.0% to $456.4 million at December 31, 1998 from $411.0 million at December 31, 1997. FHLB advances decreased $49.1 million or 13.8% and reverse repurchase agreement and other borrowings increased $94.4 million or 168.7%.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $526,000 or 12.4% to $4.8 million at December 31, 1998 from $4.2 million at December 31, 1997.

Stockholders' equity. Stockholders' equity decreased by $7.4 million or 10.8% to $61.1 million at December 31, 1998 from $68.5 million at December 31, 1997. This decrease was primarily the result of dividends declared of $1.9 million, net treasury stock purchase of $11.0 million and a $130,000 increase in unearned employee stock plan shares, partially offset by net income of $6.0 million and a decrease in the unrealized gain on securities available for sale, net of income taxes, of $1.7 million.


================================================================================
ESB Financial Corporation              8                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Results of Operations
--------------------------------

General. The Company reported net income of $6.0 million, $5.4 million and $2.8 million in 1998, 1997 and 1996, respectively.

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

-----------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                             Year ended December 31,

                                                           1998                        1997                       1996
                                               ---------------------------  -------------------------- ------------------------
                                                Average             Yield/  Average             Yield/  Average            Yield/
                                                Balance  Interest    Rate   Balance   Interest  Rate    Balance  Interest   Rate
------------------------------------------------------------------------------------------------------------------------------------

Interest-earning assets:
------------------------
    Taxable securities available for sale      $388,208   $25,379   6.54%   $307,504   $20,935   6.81%  $298,057  $20,377   6.84%
    Tax-exempt securities available for sale     84,077     6,855   8.15%     51,464     4,410   8.57%    49,564    4,334   8.74%
    Taxable securities held to maturity          70,311     4,101   5.83%     90,824     5,464   6.02%   104,352    6,200   5.94%
    Tax-exempt securities held to maturity        8,156       673   8.25%        863        67   7.76%       591       49   8.29%
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
                                                550,752    37,008   6.72%    450,655    30,876   6.85%   452,564   30,960   6.84%
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
    Mortgage loans                              288,279    22,452   7.79%    245,552    19,493   7.94%   151,107   12,221   8.09%
    Other loans                                  66,821     5,400   8.08%     58,380     4,738   8.12%    52,272    4,115   7.87%
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
                                                355,100    27,852   7.84%    303,932    24,231   7.97%   203,379   16,336   8.03%
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
    Cash equivalents                              8,341       298   3.57%      7,149       374   5.23%     4,701      184   3.91%
    FHLB stock                                   18,329     1,191   6.50%     16,612     1,053   6.34%    14,214      901   6.34%
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
                                                 26,670     1,489   5.58%     23,761     1,427   6.01%    18,915    1,085   5.74%
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
    Total interest-earning assets               932,522    66,349   7.12%    778,348    56,534   7.26%   674,858   48,381   7.17%
    Other noninterest-earning assets             19,494         -       -     16,913         -       -    14,466        -       -
                                               --------   -------  ------   --------   -------  ------   -------  -------   -----
         Total assets                          $952,016   $66,349   6.97%   $795,261   $56,534   7.11%  $689,324  $48,381   7.02%
                                               ========   =======  ======   ========   =======  ======  ========  =======   =====

Interest-bearing liabilities:
-----------------------------
    Interest-bearing demand deposits           $152,175   $ 3,905   2.57%   $151,909   $ 3,922   2.58%  $142,753  $ 4,083   2.86%
    Time deposits                               251,111    13,735   5.47%    224,428    12,707   5.66%   188,682   10,345   5.48%
                                               --------   -------  ------   --------   -------  ------  --------  -------   -----
                                                403,286    17,640   4.37%    376,337    16,629   4.42%   331,435   14,428   4.35%
    FHLB advances                               328,935    20,771   6.31%    327,683    20,624   6.29%   282,750   17,409   6.16%
    Reverse repo's & other borrowings           113,696     6,508   5.72%     16,297       955   5.86%    14,171      792   5.59%
    Preferred securities                         24,030     2,221   9.24%      1,543       138   8.91%         -        -       -
                                               --------   -------  ------   --------   -------  ------  --------  -------   -----
    Total interest-bearing liabilities          869,947    47,140   5.42%    721,860    38,346   5.31%   628,356   32,629   5.19%
    Noninterest-bearing demand deposits           8,988         -       -      4,665         -       -     3,855        -       -
    Other noninterest-bearing liabilities         7,103         -       -      5,717         -       -     5,401        -       -
                                               --------   -------  ------   --------   -------  ------  --------  -------   -----
         Total liabilities                      886,038    47,140   5.32%    732,242    38,346   5.24%   637,612   32,629   5.12%
         Stockholders' equity                    65,978         -       -     63,019         -       -    51,712        -       -
                                               --------   -------  ------   --------   -------  ------  --------  -------   -----
         Total liabilities and equity          $952,016   $47,140   4.95%   $795,261   $38,346   4.82%  $689,324  $32,629   4.73%
                                               ========   =======  ======   ========   =======  ======  ========  =======   =====

Net interest income                                       $19,209                      $18,188                    $15,752
                                                          =======                      =======                    =======

Interest rate spread (difference between
    weighted average rate on interest-earning
    assets and interest-bearing liabilities)                        1.70%                         1.95%                     1.98%
                                                                   ======                         =====                     =====

Net interest margin (net interest
    income as a percentage of average
    interest-earning assets)                                        2.06%                          2.34%                    2.33%
                                                                   ======                          =====                    =====
---------------------------------------------------------------------------------------------------------------------


================================================================================
ESB Financial Corporation              9                     1998 Annual Report

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

----------------------------------------------------------------------------------------------------------------------------
 (In thousands)                                              1998 vs. 1997                         1997 vs. 1996

                                                       Increase (decrease) due to            Increase (decrease) due to
                                                  ------------------------------------  ------------------------------------
                                                    Volume         Rate       Total       Volume        Rate        Total
----------------------------------------------------------------------------------------------------------------------------
 Interest income:
    Securities                                      $ 6,737       $ (605)     $ 6,132     $  (131)      $   47      $   (84)
    Loans                                             4,019         (398)       3,621       8,017         (122)       7,895
    Cash equivalents                                     56         (132)         (76)        115           75          190
    FHLB stock                                          111           27          138         152            -          152
                                                  ----------   ----------  -----------  ----------   ----------  -----------
    Total interest-earning assets                    10,923       (1,108)       9,815       8,153            -        8,153
                                                  ----------   ----------  -----------  ----------   ----------  -----------
 Interest expense:
    Deposits                                          1,180         (169)       1,011       1,981          220        2,201
    FHLB advances                                        79           68          147       2,820          395        3,215
    Reverse repurchases & other borrowings            5,576          (23)       5,553         123           40          163
    Subordinated debt                                 2,078            5        2,083         138            -          138
                                                  ----------   ----------  -----------  ----------   ----------  -----------
    Total interest-bearing
     liabilities                                      8,913         (119)       8,794       5,062          655        5,717
                                                  ----------   ----------  -----------  ----------   ----------  -----------
 Net interest income                                $ 2,010       $ (989)     $ 1,021     $ 3,091       $ (655)     $ 2,436
                                                  ==========   ==========  ===========  ==========   ==========  ===========

1998 Results Compared to 1997 Results

General. The Company reported net income of $6.0 million and $5.4 million for 1998 and 1997, respectively. The $554,000 increase in net income between 1998 and 1997, can primarily be attributed to an increase in interest income of $8.8 million, noninterest income of $864,000, a decrease in the provision for loan losses of $794,000, and a decrease in the provision for income taxes of $467,000. Partially offsetting these favorable variances was a $8.8 million increase in interest expense and a $1.6 million increase in noninterest expense.

Net interest income. Tax equivalent net interest income increased $1.0 million or 5.6% to $19.2 million for 1998, compared to $18.2 million for 1997. This increase in net interest income can be attributed to an increase in interest income of $9.8 million, offset by an increase in interest expense of $8.8 million.

Interest income. On a tax equivalent basis, interest income increased $9.8 million or 17.4% to $66.3 million for 1998, compared to $56.5 million for 1997. This increase in interest income can be attributed to increases in interest earned on securities, loans receivable and FHLB stock of $6.1 million, $3.6 million and $138,000, respectively, partially offset by a decrease in interest earned on cash equivalents of $76,000.

Interest earned on securities increased $6.1 million to $37.0 million for 1998, compared to $30.9 million for 1997 as average balances increased $100.1 million. Partially offsetting this volume increase was a slight decline in the yield on securities to 6.72% for 1998 compared to 6.85% for 1997.



================================================================================
ESB Financial Corporation              10                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Interest earned on loans receivable increased $3.6 million or 14.9% to $27.9 million for 1998, compared to $24.2 million for 1997. This increase was primarily attributable to an increase in the average balance of loans outstanding of $51.2 million or 16.8% to $355.1 million for 1998 compared to $303.9 million for 1997. Partially offsetting this volume increase, was a slight decline in the yield on loans to 7.84% for 1998, compared to 7.97% for 1997.

Interest earned on cash equivalents decreased $76,000 to $298,000 for 1998, compared to $374,000 for 1997 as the average balance increased $1.2 million or 16.7% and the yield decreased to 3.56% for 1998, compared to 5.23% for 1997.

Income from FHLB stock increased $138,000 to $1.2 million for 1998, compared to $1.1 million for 1997 as the average balance increased $1.7 million or 10.3%.

Interest expense. Interest expense increased $8.8 million or 22.9% to $47.1 million for 1998, compared to $38.3 million for 1997. This increase in interest expense can be attributed to increases in interest incurred on deposits, FHLB advances, reverse repurchases and other borrowings and subordinated debt of $1.0 million, $147,000, $5.6 million and $2.1 million, respectively.

Interest incurred on deposits increased $1.0 million or 6.1% to $17.6 million for 1998, compared to $16.6 million for 1997. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $26.9 million or 7.2% to $403.3 million for 1998, compared to $376.3 million for 1997, partially offset by a decrease in the cost of deposits to 4.37% for 1998, compared to 4.42% for 1997.

Interest incurred on FHLB advances increased $147,000 or 0.7% to $20.8 million for 1998, compared to $20.6 million for 1997. This increase was primarily attributable to an increase in the average balance of FHLB advances of $1.3 million or 0.4% to $328.9 million for 1998, compared to $327.7 million for 1997. Also contributing to the increase in interest incurred on FHLB advances was an increase in the cost of these funds to 6.32% for 1998, compared to 6.29% for 1997.

Interest incurred on reverse repurchases and other borrowings increased $5.6 million to $6.5 million for 1998, compared to $955,000 for 1997. The increase was primarily attributable to an increase in the average balance of reverse repurchases and other borrowings of $97.4 million or 597.6% to $113.7 million for 1998, compared to $16.3 million for 1997. The increase in the average balance was a result of the Company's decision to purchase reverse repurchase agreements during the period due to their lower cost of funds. Partially offsetting this increase in average balances was a decrease in the cost of these funds to 5.72% for 1998, compared to 5.86% for 1997.

Interest expense on subordinated debt increased $2.1 million to $2.2 million for 1998, compared to $138,000 for 1997. The average balance of the subordinated debt increased $22.5 million to $24.0 million for 1998, compared to $1.5 million for 1997. Also contributing to the increase in interest incurred on subordinated debt was an increase in the cost of the debt to 9.24% for 1998, compared to 8.91% for 1997. Additionally, the interest expense on the subordinated debt was realized for the entire year in 1998 as compared to realizing less than a month's worth of interest expense during 1997.

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.


================================================================================
ESB Financial Corporation              11                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


The provision for loan losses decreased $794,000 or 99.4% to $5,000 for 1998, compared to $799,000 for 1997. The decrease in the provision for loan losses can be attributable to the provision recorded in 1997 for the Bennett Funding Group non-performing lease agreements in order to bring the total loan loss reserve associated with the leases to approximately $1.8 million at December 31, 1997. See "-1997 Results Compared to 1996 Results."

At December 31, 1998, the Company had $1.9 million in outstanding Bennett Funding Group leases, compared to $2.3 million at December 31, 1997. The total loan loss reserves associated with these leases was approximately $1.8 million at December 31, 1998.

As a result of the provision for loan losses realized during 1998 and 1997, the Company's allowance for loan losses amounted to $4.8 million or 1.26% of the Company's total loan portfolio at December 31, 1998, compared to $4.8 million or 1.36% at December 31, 1997. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 1998 and 1997 was 96.7% and 126.4%, respectively.

Noninterest income. Noninterest income increased $864,000 or 80.4% to $1.9 million for 1998, compared to $1.1 million for 1997. This increase can be attributed to an increase in fees and service charges of $451,000, an increase in net gains realized on sales of securities available for sale of $368,000 and an increase in other noninterest income of $45,000. The increase in fees and service charges of $451,000 can primarily be attributable to increases in late charges on mortgage loans, fees from sale of mortgage loans, servicing fees on NOW accounts and servicing fees on MAC accounts of $49,000, $58,000, $40,000 and $88,000, respectively.

Noninterest expense. Noninterest expense increased $1.6 million or 16.4% to $11.1 million for 1998, compared to $9.5 million for 1997. This increase can be attributed to increases in compensation and employee benefits, premises and equipment, federal insurance premiums and other expenses of $811,000, $51,000, $48,000 and $690,000, respectively. Partially offsetting the overall increase in noninterest expense was a decrease in data processing expense of $43,000.

Compensation and employee benefits expense increased $811,000 or 15.2% to $6.2 million for 1998, compared to $5.3 million for 1997. This increase can be attributed to additional staffing needs of the Company and normal salary increases between the years.

Premises and occupancy expense increased $51,000 or 4.9% to $1.1 million for 1998, compared to $1.0 million for 1997. This increase can be attributed to the depreciation expense related to the new Franklin Township branch office which was opened in September of 1998, offset by a reduction in depreciation expense related to certain assets becoming fully depreciated near the end of 1997 and the beginning of 1998.

Federal insurance premiums expense increased $48,000 or 24.4% to $245,000 for 1998, compared to $197,000 for 1997. The increase can be attributed to the increase in deposits of $23.5 million or 5.9% to $423.1 million for 1998, compared to $399.6 million for 1997.

Data processing expense decreased $43,000 or 8.1% to $485,000 for 1998, compared to $528,000 for 1997. This decrease can be attributed to the one-time conversion costs incurred in 1997 associated with the Troy Hill conversion.

Other expenses increased $690,000 or 28.8% to $3.1 million for 1998, compared to $2.4 million for 1997. This increase can primarily be attributed to a prepayment fee incurred on a FHLB advance of $227,000, and increases in supplies expense, audit and accounting expenses and NOW account expense of $84,000, $81,000 and $68,000, respectively.


================================================================================
ESB Financial Corporation             12                      1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Provision for income taxes. The provision for income taxes decreased $467,000 or 23.5% to $1.5 million for 1998, compared to $2.0 million for 1997. This decrease was primarily the result of an increase in tax-free investments of $45.3 million or 84.1% to $99.0 million for 1998, compared to $54.7 million for 1997.

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


================================================================================
ESB Financial Corporation              13                     1998 Annual Report

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

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses decreased $74,000 or 8.5% to $799,000 for 1997, compared to $873,000 for 1996. In both years, the majority of the provision for loan losses recorded by the Company related to the previously disclosed concerns related to thirteen non-performing lease agreements between the Company and Bennett Funding Group and affiliates of Syracuse, NY. The lease agreements were purchased by the Company and are secured by commercial equipment leases located in various parts of the country. On March 29, 1996, it was reported that Bennett Funding Group was the target of a civil complaint filed by the Securities and Exchange Commission (SEC) and further reported on April 1, 1996 that Bennett Funding Group filed a Chapter 11 bankruptcy petition and was halting payments on the lease agreements.

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

On October 15, 1997, the U.S. Bankruptcy Court for the Northern District of New York ordered the Bankruptcy Trustee for Bennett Funding Group to pay over to the Company within 30 days thereof an aggregate of approximately $1.3 million, which represents principal payments, excluding interest accrued thereon and certain setoffs on ten of the thirteen lease agreements. Such payments would reduce the outstanding balance of the lease agreements to approximately $2.3 million. The Court further ordered the Bankruptcy Trustee to turn over to the Company on a monthly basis payments collected on such leases. The Bankruptcy Trustee has since appealed the Order of the Bankruptcy Court. However, in November 1997, the Company received a payment in the amount of $1.3 million from the Trustee and applied this payment to the outstanding principal balance of the leases.

Consequently, at December 31, 1997, the Company had $2.3 million in outstanding Bennett Funding Group leases, compared to $3.6 million at December 31, 1996.
The total loan loss reserves associated with these leases was approximately $1.8 million at December 31, 1997.


================================================================================
ESB Financial Corporation              14                     1998 Annual Report

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


================================================================================
ESB Financial Corporation              15                     1998 Annual Report

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

The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Senior Vice President of Operations and the Senior Vice President of Lending of the Company. This committee, which meets at least quarterly, generally monitors various asset and liability management policies and strategies which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities and (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans and (iii) the purchase of off-balance sheet interest rate caps which help to insulate the Bank's interest rate risk position from increases in interest rates.

As of December 31, 1998, the implementation of these asset and liability initiatives resulted in the following: (i) $170.2 million or 44.7% of the Company's total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $114.8 million or 44.9% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $95.7 million or 25.5% of the Company's portfolio of mortgage-backed securities (including mortgage-backed securities available for sale) were secured by ARMs and (iv) the Company had $120.0 million in notional amount of interest rate caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company's products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets which are scheduled to mature or reprice within one year and its interest-bearing liabilities which are scheduled to mature or reprice within one year. At December 31, 1998, the Company's interest-earning assets maturing or repricing within one year totaled $389.2 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $388.2 million, providing an excess of interest-earning assets over interest-bearing liabilities of $1.0 million or a positive 0.1% of total assets. At December 31, 1998, the percentage of the Company's assets to liabilities maturing or repricing within one year was 100.3%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

================================================================================
ESB Financial Corporation              16                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 1998 which are expected to mature, prepay or reprice in each of the future time periods presented:

----------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                           Due in      Due within   Due within   Due within    Due in
                                                      six months   six months     one to      three to       over
                                                        or less    to one year  three years  five years   five years      Total
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                            $289,464     $ 99,741    $ 212,143    $ 103,120     $223,280     $927,748

Total interest-bearing liabilities                        294,136       94,057      339,482       89,826       81,318      898,819
                                                      ------------ ------------ ------------ ------------ ------------ ------------
Maturity or repricing gap during the period              $ (4,672)    $  5,684    $(127,339)   $  13,294     $141,962     $ 28,929
                                                      ============ ============ ============ ============ ============ ============
Cumulative gap                                           $ (4,672)    $  1,012    $(126,327)   $(113,033)    $ 28,929
                                                      ============ ============ ============ ============ ============
Ratio of gap during the period to total assets             (0.48%)       0.58%      (13.09%)       1.37%       14.60%
                                                      ============ ============ ============ ============ ============
Ratio of cumulative gap to total assets                    (0.48%)       0.10%      (12.99%)     (11.62%)       2.97%
                                                      ============ ============ ============ ============ ============
Total assets                                                                                                              $972,438
                                                                                                                       ============
----------------------------------------------------------------------------------------------------------------------------

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



================================================================================
ESB Financial Corporation              17                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Interest Rate Sensitivity Simulation Analysis (continued)

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 1998 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 1998 levels for net interest income, return on average equity and diluted searnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 1998 for portfolio equity:

 ---------------------------------------------------------------------------------------------------------------------------
                                                                                 Increase                  Decrease
                                                                         ---------------------------------------------------
                                                                            +100         +200         -100         -200
                                                                             BP           BP           BP           BP
----------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                                      4.52%        6.83%       (2.03%)      (4.31%)

Return on average equity - increase (decrease)                                 7.62%       19.98%       (3.46%)      (7.39%)

Diluted earnings per share - increase (decrease)                               7.69%       12.50%       (3.85%)      (7.69%)

Portfolio equity - increase (decrease)                                       (12.05%)     (26.99%)      11.04%       20.88%
----------------------------------------------------------------------------------------------------------------------------

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 1997 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 1997 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 1997 for portfolio equity:

----------------------------------------------------------------------------------------------------------------------------
                                                                                 Increase                  Decrease
                                                                         ---------------------------------------------------
                                                                            +100         +200         -100         -200
                                                                             BP           BP           BP           BP
----------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                                      0.92%        2.67%       (0.17%)      (0.76%)

Return on average equity - increase (decrease)                                 3.84%        4.29%       (0.56%)      (1.92%)

Diluted earnings per share - increase (decrease)                               2.56%        5.13%           -        (1.71%)

Portfolio equity - increase (decrease)                                       (13.34%)     (28.88%)      10.25%       16.13%
----------------------------------------------------------------------------------------------------------------------------

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




================================================================================
ESB Financial Corporation              18                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Liquidity and Capital Resources (continued)
-------------------------------------------

ESB is required by the OTS to maintain minimum levels of liquidity to ensure their ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The liquidity requirement is calculated as a percentage of deposits and short-term borrowings, as defined by the OTS, and currently must be maintained at amounts not less than 4.0%.

The Banks' liquidity ratio fluctuates depending primarily upon deposit flows but have been consistently maintained at levels in excess of the required percentage. At December 31, 1998 the liquidity ratio was in compliance with regulatory requirements at 19.4%. The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain tangible capital equal to 1.5% of adjusted totals assets, core capital equal to 3.0% of adjusted total assets and risk-based capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 3.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy. At December 31, 1998, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.9%, 6.9% and 17.6%, respectively.

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

Recent Accounting and Regulatory Pronouncements
-----------------------------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure the instruments at their fair value. A derivative may be designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to a variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement is effective for fiscal years beginning June 15, 1999. The Company has not determined the impact of the adoption of the standard at this time.


================================================================================
ESB Financial Corporation              19                     1998 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Year 2000
---------

The Year 2000 ("Y2K") issue exists because in the past many computer programs were developed to recognize only the last two digits of a year (e.g. "98" for "1998"). Without updating or replacing existing systems it is possible that certain computer programs will recognize the year 2000 as 1900 because they will key on the digits "00". The Company is aware of the issues associated with the programming code in certain existing computer systems as the year 2000 approaches. The Y2K problem is pervasive and complex as many computer operations may be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such date could generate erroneous data or cause a system failure.

The Securities and Exchange Commission ("SEC"), the Federal Financial Institution's Examination Council ("FFIEC") and other federal banking regulators have issued guidelines to assure that insured depository institutions appropriately address Y2K issues, which primarily center on the ability of computer systems to recognize the year 2000. The FFIEC has established that the Y2K management process should consist of five phases (Awareness, Assessment, Renovation, Validation and Implementation) and has established a timeline for the completion of each phase.

The Company outsources substantially all of its data processing needs and it is to a large extent dependent upon vendor cooperation for systems used in its day-to-day business. The Company is working closely with its vendors to ensure that Y2K issues will not adversely affect its operational and financial systems.

The Company has developed a Year 2000 Action Plan ("Plan") within the FFIEC guidelines that addresses all systems, hardware and data processing applications provided by third-party vendors and internal programs. The Awareness and Assessment phases are completed and related to the understanding of the Y2K problem, the establishment of a Y2K Steering Committee to oversee the overall strategies and Plan, and identifying all hardware, software, networks, processing platforms, vendor interdependencies and budget needs that are affected by the Y2K date change. The Renovation phase entails assessing the need for hardware and software upgrades, system replacements, and other associated changes. The Company has completed the Renovation phase. The Validation and Implementation phases entail determining the Y2K status of the Company's mission-critical vendors through testing and certification. Testing has been completed on a substantial number of these vendors and indications at this time are that all of the Company's major vendors will be Year 2000 compliant. It is anticipated that the Validation and Implementation phases will be completed by June 30, 1999. The Company is formulating contingency plans for its major functions in the event the Company experiences system interruptions or failures due to Y2K problems that are beyond the Company's control.

The Company has completed a conversion of its third party provided legacy computer system to another third party provided client server, relational database system. The decision to change third-party providers centered on technology issues and was not based on year 2000 issues. The new system will be tested and verified compliant within the timeframe of its Plan.

Management has budgeted approximately $65,000 for the year 1999 to cover various Year 2000 costs. The 1999 budget covers costs such as testing the Company's largest third-party provider's data processing system, possible renovation of other third-party provided systems, and customer awareness communications. Direct and indirect costs associated with Year 2000 issues have not had a significant impact on the Company's consolidated financial statements to date and management does not anticipate that any such future costs will be of a material nature. However, if renovations, modifications and conversions are not completed on a timely basis where required, the year 2000 problem could result in additional expenses or business disruption that may have a material impact on the operations of the Company.



================================================================================
ESB Financial Corporation              20                     1998 Annual Report

Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                                December 31,
                                                                                  --------------------------------------
                                                                                      1998                     1997
                                                                                  -------------            -------------

                                     Assets
                                     ------
Cash on hand and in banks                                                             $  3,140                 $  3,108
Interest-earning deposits                                                                6,534                    3,795
Federal funds sold                                                                         629                   12,044
Securities available for sale; cost of $480,537 and $423,350                           481,234                  426,662
Securities held to maturity; market value of $64,033 and $90,585                        63,815                   91,359
Loans receivable, net                                                                  360,280                  336,757
Accrued interest receivable                                                              6,792                    6,075
Federal Home Loan Bank (FHLB) stock                                                     18,435                   17,826
Premises and equipment, net                                                              6,193                    3,319
Real estate acquired through foreclosure, net                                               21                      288
Prepaid expenses and other assets                                                       10,359                    9,537
Bank owned life insurance                                                               15,006                        -
                                                                                  -------------            -------------
             Total assets                                                             $972,438                 $910,770
                                                                                  =============            =============

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Liabilities:
     Deposits                                                                         $423,051                 $399,568
     Borrowed funds                                                                    456,355                  411,024
     Guaranteed preferred beneficial interest in subordinated debt, net                 24,027                   24,146
     Advance payments by borrowers for taxes and insurance                               3,171                    3,298
     Accrued expenses and other liabilities                                              4,751                    4,225
                                                                                  -------------            -------------
         Total liabilities                                                             911,355                  842,261
                                                                                  -------------            -------------
Stockholders' Equity:
     Preferred stock, $.01 par value, 5,000,000 shares authorized;
         none issued                                                                         -                        -
     Common stock, $.01 par value, 10,000,000 shares authorized;
         6,337,755 and 5,819,808 shares issued;
         5,265,886 and 5,270,553 shares outstanding                                         63                       58
     Additional paid-in capital                                                         59,448                   48,646
     Treasury stock, at cost; 1,071,869 and 549,255 shares                             (16,841)                  (7,363)
     Unearned Employee Stock Ownership Plan (ESOP) shares                               (2,681)                  (2,551)
     Unvested shares held by Management Recognition Plan (MRP)                            (237)                    (237)
     Retained earnings, substantially restricted                                        20,870                   27,747
     Accumulated other comprehensive income, net                                           461                    2,209
                                                                                  -------------            -------------
         Total stockholders' equity                                                     61,083                   68,509
                                                                                  -------------            -------------
             Total liabilities and stockholders' equity                               $972,438                 $910,770
                                                                                  =============            =============

See accompanying notes to consolidated financial statements.


================================================================================
ESB Financial Corporation              21                     1998 Annual Report

Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                      Year ended December 31,
                                                                        ---------------------------------------------------
                                                                           1998               1997                1996
                                                                        -----------        ------------        ------------
Interest income:
     Loans receivable                                                      $27,852             $24,231             $16,336
     Securities available for sale                                          29,903              23,845              23,238
     Securities held to maturity                                             4,547               5,508               6,232
     FHLB stock                                                              1,191               1,053                 901
     Deposits with banks and federal funds sold                                298                 374                 184
                                                                        -----------        ------------        ------------
         Total interest income                                              63,791              55,011              46,891
                                                                        -----------        ------------        ------------
Interest expense:
     Deposits                                                               17,640              16,629              14,428
     Borrowed funds                                                         27,279              21,579              18,201
     Guaranteed preferred beneficial interest in
      subordinated debt                                                      2,221                 138                   -
                                                                        -----------        ------------        ------------
         Total interest expense                                             47,140              38,346              32,629
                                                                        -----------        ------------        ------------
Net interest income                                                         16,651              16,665              14,262
     Provision for loan losses                                                   5                 799                 873
                                                                        -----------        ------------        ------------
Net interest income after provision for loan losses                         16,646              15,866              13,389
                                                                        -----------        ------------        ------------
Noninterest income:
     Fees and service charges                                                1,465               1,014                 663
     Net realized gain (loss) on sales of securities
      available for sale                                                       377                   9                 (35)
     Other                                                                      97                  52                  51
                                                                        -----------        ------------        ------------
         Total noninterest income                                            1,939               1,075                 679
                                                                        -----------        ------------        ------------
Noninterest expense:
     Compensation and employee benefits                                      6,161               5,350               4,296
     Premises and equipment                                                  1,088               1,037                 974
     Federal deposit insurance premiums                                        245                 197               2,970
     Data processing                                                           485                 528                 363
     Other                                                                   3,088               2,398               1,932
                                                                        -----------        ------------        ------------
         Total noninterest expense                                          11,067               9,510              10,535
                                                                        -----------        ------------        ------------
Net income before provision for income taxes                                 7,518               7,431               3,533
     Provision for income taxes                                              1,517               1,984                 703
                                                                        -----------        ------------        ------------
Net income                                                                 $ 6,001             $ 5,447             $ 2,830
                                                                        ===========        ============        ============
Net income per share:
         Basic                                                               $1.12               $1.02               $0.61
                                                                        ===========        ============        ============
         Diluted                                                             $1.08               $0.98               $0.59
                                                                        ===========        ============        ============

See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation              22                     1998 Annual Report

Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)



                                                                                                      Accumulated
                                                                                                         other
                                             Additional               Unearned   Unvested             comprehensive        Total
                                   Common    paid-in     Treasury       ESOP       MRP     Retained   income, net of   stockholders'

                                   stock     capital       stock       Shares     Shares    earnings        tax            equity
                                   ------   ----------   ---------   --------   --------   --------   --------------   -------------

Balance at December 31, 1995        $ 44     $ 26,045    $  (4,883)   $ (1,205)   $  -      $ 33,706       $ 1,219         $ 54,926
Comprehensive results:
 Net income for 1996                  -          -            -           -          -         2,830          -               2,830
 Other comprehensive results
  net of tax                          -          -            -           -          -          -           (1,083)          (1,083)

                                    ----     --------    ---------    --------    -----     --------       -------         --------
Total comprehensive results                                                                    2,830        (1,083)           1,747
Cash dividends at $0.71 per share     -          -            -           -          -        (3,307)         -              (3,307)

Purchase of treasury stock, at
 cost (232,979 shares)                -          -          (2,983)       -          -          -             -              (2,983)

Reissuance of treasury stock
 for stock option exercises           -           409        1,910        -          -        (1,239)         -               1,080
Principal payments on ESOP debt       -            11         -            215       -          -             -                 226
Additional ESOP shares purchased      -          -            -           (146)      -          -             -                (146)

                                    ----     --------    ---------    --------    -----     --------       -------         --------
Balance at December 31, 1996          44       26,465       (5,956)     (1,136)      -        31,990           136           51,543

Comprehensive results:
 Net income for 1997                  -          -            -            -         -         5,447          -               5,447
 Other comprehensive results
  net of tax                          -          -            -            -         -          -            2,073            2,073
                                    ----     --------    ---------    --------    -----     --------       -------         --------
Total comprehensive results                                                                    5,447         2,073            7,520
Common stock issued as a result
 of the acquisition of Troy Hill
 Bancorp, Inc. (THBC)                  9       14,164         -         (1,278)    (237)        -             -              12,658
Cash dividends at $0.31 per share     -          -            -           -          -        (1,672)         -              (1,672)
Common stock dividends of 10%          5        7,869         -           -          -        (7,874)         -                -
Payment of cash in lieu of
 fractional shares for 10% stock
 dividend                             -           (13)        -           -          -          -             -                 (13)

Purchase of treasury stock, at
 cost (107,805 shares)                -          -          (1,678)       -          -          -             -              (1,678)

Reissuance of treasury stock
 for stock option exercises           -          -             271        -          -          (144)         -                 127
Principal payments on ESOP debt       -           161         -            363       -          -             -                 524
Additional ESOP shares purchased      -          -            -           (500)      -          -             -                (500)
                                    ----     --------    ---------    --------    -----     --------       -------         --------
Balance at December 31, 1997          58       48,646       (7,363)     (2,551)    (237)      27,747         2,209           68,509

Comprehensive results:
 Net income for 1998                  -          -            -           -          -         6,001          -               6,001
 Other comprehensive results, net     -          -            -           -          -          -           (1,616)          (1,616)

 Reclassification adjustment          -          -            -           -          -          -             (132)            (132)
                                    ----     --------    ---------    --------    -----     --------       -------         --------
Total comprehensive results                                                                    6,001        (1,748)           4,253
Cash dividends at $0.35 per share     -          -            -           -          -        (1,861)         -              (1,861)

Common stock dividend of 10%           5       10,224         -           -          -       (10,229)         -                -
Payment of cash in lieu of
 fractional shares of 10% stock
 dividend                             -           (15)        -           -          -          -             -                 (15)

Purchase of treasury stock, at
 cost (639,565 shares)                -          -         (10,971)       -          -          -             -             (10,971)

Reissuance of treasury stock
 for stock option exercises           -           367        1,493        -          -          (788)         -               1,072
Principal payments on ESOP debt       -           226         -            459       -          -             -                 685
Additional ESOP shares purchased      -          -            -           (589)      -          -             -                (589)
                                    ----     --------    ---------    --------    -----     --------       -------         --------
Balance at December 31, 1998        $ 63     $ 59,448    $ (16,841)   $ (2,681)   $(237)    $ 20,870       $   461         $ 61,083
                                    ====     ========    =========    ========    =====     ========       =======         ========

See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation              23                     1998 Annual Report

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                            Year ended December 31,
                                                                               ------------------------------------------------
                                                                                     1998             1997             1996
                                                                               --------------   --------------   --------------
Operating activities:
     Net income                                                                   $   6,001        $   5,447        $   2,830
     Adjustments to reconcile net income to net cash provided by operating activities:
             Depreciation and amortization for premises and equipment                   364              324              402
             Provision for losses                                                         6              857              881
             Amortization of premiums and accretion of discounts                      2,106              709              930
             Origination of loans available for sale                                (13,409)          (3,940)            (268)
             Proceeds from sale of loans available for sale                          11,266            3,726              274
             (Gain) loss on sale of securities available for sale                      (377)              (9)              35
             Amortization of intangible assets                                          603              543              367
             Decrease (increase) in accrued interest receivable                        (717)              52             (906)
             Decrease (increase) in prepaid expenses and other assets                  (493)             703           (1,238)
             (Decrease) increase in accrued expenses and other liabilities              526             (398)            (403)
             Other                                                                       84             (145)              99
                                                                               --------------   --------------   --------------
         Net cash provided by operating activities                                    5,960            7,869            3,003
                                                                               --------------   --------------   --------------

Investing activities:
     Loan originations and purchases                                               (140,377)        (113,179)         (89,236)
     Purchases of securities available for sale                                    (285,965)        (209,803)        (165,518)
     Purchases of securities held to maturity                                          (993)         (12,933)          (8,489)
     Purchases of FHLB stock                                                           (609)            (581)          (2,680)
     Additions to premises and equipment                                             (3,238)            (296)            (301)
     Purchase of bank owned life insurance                                          (15,006)               -                -
     Principal repayments of loans receivable                                       118,792           82,973           55,481
     Principal repayments of securities available for sale                          118,356           64,429           59,445
     Principal repayments of securities held to maturity                             28,172           17,402           23,789
     Proceeds from the sale of securities available for sale                        109,221           76,527           86,465
     Proceeds from sale of REO                                                          318              255               56
     Payment for purchase of THBC, net of cash acquired                                   -           (2,734)               -
                                                                               --------------   --------------   --------------
         Net cash used in investing activities                                      (71,329)         (97,940)         (40,988)
                                                                               --------------   --------------   --------------

Financing activities:
     Net increase (decrease) in deposits                                             23,483           12,896           (5,605)
     Net increase in borrowed funds                                                  45,331           67,995           49,723
     Proceeds from issuance of subordinated debt                                          -           25,300                -
     Costs associated with subordinated debt                                           (119)          (1,154)               -
     Proceeds received from exercise of stock options                                 1,072              127              671
     Dividends paid                                                                  (1,941)          (1,615)          (3,400)
     Payments to acquire treasury stock                                             (10,971)          (1,678)          (2,983)
     Stock purchased by ESOP                                                           (589)            (500)            (146)
     Principal repayments of ESOP loan                                                  459              363              215
                                                                               --------------   --------------   --------------
         Net cash provided by financing activities                                   56,725          101,734           38,475
                                                                               --------------   --------------   --------------

Net increase (decrease) in cash equivalents                                          (8,644)          11,663              490
Cash equivalents at beginning of period                                              18,947            7,284            6,794
                                                                               --------------   --------------   --------------
Cash equivalents at end of period                                                 $  10,303        $  18,947        $   7,284
                                                                               ==============   ==============   ==============

Continued

================================================================================
ESB Financial Corporation              24                     1998 Annual Report

--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                            Year ended December 31,
                                                                                ------------------------------------------------
                                                                                    1998             1997             1996
                                                                                --------------   --------------   --------------
Supplemental information:

     Interest paid                                                                  $ 45,133         $ 38,024         $ 32,684
     Income taxes paid                                                                 1,733            1,589            1,089

     Non-cash transactions:
         Transfers from loans receivable to real estate acquired
             through foreclosure                                                          53              201               55
         Dividends declared but not paid                                                 474              474              343
         Stock dividend paid                                                          10,229            7,874                -

     Supplemental schedule of non-cash investing and financing activities:

     The Company purchased all of the common stock of THBC for $23.5 million.  In conjunction with the acquisition, the assets acquired an liabilities assumed were as follows:
             Fair value of assets acquired                                                 -         $109,296                -
             Stock and stock options issued for the purchase of THBC
                common stock                                                               -          (14,173)               -
             Cash paid for THBC common stock                                               -           (9,270)               -
             Liabilities assumed                                                           -          (89,393)               -
                                                                                ==============   ==============   ==============
                Excess liabilities assumed over assets acquired                            -         $ (3,540)               -
                                                                                ==============   ==============   ==============

See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation              25                     1998 Annual Report

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

   Principles of Consolidation

   ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. (ESB or the Bank), PennFirst Financial Services, Inc., PennFirst Capital Trust I (the Trust), THF, Inc. (THF) and AMSCO, Inc. ESB is a federally chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. All significant intercompany transactions and balances have been eliminated in consolidation.

   On April 3, 1997, the Company completed its acquisition of Troy Hill Bancorp, Inc., and on June 11, 1998, merged Troy Hill Federal Savings Bank with and into ESB Bank.

   Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 1997 and 1996 have been reclassified to conform with the financial statement presentation for 1998. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends, stock splits and the 1998 10% stock dividend.

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

   Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

================================================================================
ESB Financial Corporation              26                     1998 Annual Report

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


================================================================================
ESB Financial Corporation              27                     1998 Annual Report

--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (continued)

   Intangible Assets

   Goodwill and core deposit intangible assets combined were $6.9 million and $7.5 million as of December 31, 1998 and 1997, respectively, and are amortized on a straight-line basis over the estimated benefit period, generally up to fifteen years. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

   Income Taxes

   Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

   Financial Instruments

   The Company purchases interest rate cap and floor contracts to manage its sensitivity to interest rate risk. These contracts may be designated as a hedge against certain on-balance sheet financial instruments if a high correlation exists between the contracts and the hedged instrument. High correlation is achieved based on the results of a mathematical correlation analysis or if the characteristics of the hedging instrument are structurally similar to the instrument being hedged. Hedge correlation of cap or floor contracts to a hedged instrument is reviewed periodically.

   The cost of these contracts are included in prepaid expenses and other assets and are amortized on a straight line basis over the shorter of the contractual life of the contract or the hedged instrument. Amortization is recorded as an adjustment to the yield or the cost of the hedged instrument. Realized gains and losses on the sale of a cap or floor contract designated as a hedge are deferred and amortized over the life of the hedged instrument as interest income or interest expense or, recognized in operating results at the time of disposition of the hedged instrument. Unrealized gains or losses of cap and floor contracts that meet the criteria for hedge accounting are not recognized in operating results but are included in the other comprehensive income calculation to the extent that the hedged instrument is a security classified as available for sale. Interest rate cap and floor contracts that do not meet the criteria for hedge accounting are recorded at estimated fair value with unrealized gains or losses included in operating results.

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

       Cash equivalents -- The carrying amounts of cash equivalents approximate their fair values.

       Securities -- Fair values for securities are based on quoted market prices.

       Accrued interest receivable and payable -- The carrying amounts of accrued interest approximate their fair values.


================================================================================
ESB Financial Corporation              28                     1998 Annual Report

--------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies (continued)

   Fair Value of Financial Instruments (continued)

       Loans receivable -- For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

       FHLB stock -- FHLB stock is restricted for trading purposes, and thus, the carrying value approximates fair value.

       Deposits -- The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

       Borrowed funds and Subordinated debt -- For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

       Loan commitments -- The fair value of loan commitments at December 31, 1998 and 1997 approximated the carrying value of those commitments at those dates.

       Interest rate contracts -- Estimated fair values of interest rate contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

       Bank owned life insurance (BOLI) -- The fair value of BOLI at December 31, 1998 approximated the cash surrender value of the policies at that date.

   Net Income Per Share

   Net income per share is calculated by dividing net operating results for the period by the weighted average number of common shares and equivalents outstanding during the period. Net income per share and weighted average shares and equivalents outstanding for all periods reported have been restated to reflect stock dividends and splits. For purposes of computing basic net income per share for 1998, 1997 and 1996, the weighted average shares outstanding were 5,338,393, 5,365,751 and 4,659,905, respectively.
   For purposes of computing diluted net income per share for 1998, 1997 and 1996, the weighted average shares and equivalents outstanding were 5,569,298, 5,551,611 and 4,793,276, respectively. For all periods, the difference between average basic and average diluted shares represented the dilutive impact of stock options.

   Options to purchase 63,735 shares of common stock at $18.00 per share were outstanding as of December 31, 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options expire on June 30, 2008.

================================================================================
ESB Financial Corporation              29                     1998 Annual Report

--------------------------------------------------------------------------------

2. Securities

   The following table summarizes the Company's securities as of December 31:


----------------------------------------------------------------------------------------------------------------------
(In thousands)                                            Amortized       Unrealized      Unrealized          Fair
                                                            cost            gains           losses            value
----------------------------------------------------------------------------------------------------------------------
Available for sale:
-------------------
     December 31, 1998:
         Trust Preferred securities                       $   3,275         $    54         $    (29)       $   3,300
         Municipal securities                                99,035           2,258             (195)         101,098
         Equity securities                                    2,101             348             (157)           2,292
         Corporate Bonds                                     52,649               -           (2,329)          50,320
         Mortgage-backed securities                         323,477           1,637             (890)         324,224
                                                        ------------     -----------     ------------     ------------
                                                          $ 480,537         $ 4,297         $ (3,600)       $ 481,234
                                                        ============     ===========     ============     ============
     December 31, 1997:
         U.S. Government securities                       $   4,015         $    39         $   -           $   4,054
         Municipal securities                                53,782           1,864               (4)          55,642
         Equity securities                                    1,265              29             -               1,294
         Mortgage-backed securities                         364,288           2,204             (820)         365,672
                                                        ------------     -----------     ------------     ------------
                                                          $ 423,350         $ 4,136         $   (824)       $ 426,662
                                                        ============     ===========     ============     ============
Held to maturity:
-----------------
     December 31, 1998:
         U.S. Government securities                       $   4,986         $    41         $   -           $   5,027
         Municipal securities                                 7,994             210             -               8,204
         Mortgage-backed securities                          50,835             105             (138)          50,802
                                                        ------------     -----------     ------------     ------------
                                                          $  63,815         $   356         $   (138)       $  64,033
                                                        ============     ===========     ============     ============
     December 31, 1997:
         U.S. Government securities                       $  15,479         $    57         $    (58)       $  15,478
         Municipal securities                                 7,536              96               (1)           7,631
         Mortgage-backed securities                          68,344              26             (894)          67,476
                                                        ------------     -----------     ------------     ------------
                                                          $  91,359         $   179         $   (953)       $  90,585
                                                        ============     ===========     ============     ============
----------------------------------------------------------------------------------------------------------------------

   Gross realized gains and gross realized losses on sales of securities available for sale were $923,000 and $546,000, respectively, in 1998, $910,000 and $901,000, respectively, in 1997 and $724,000 and $759,000, respectively, in 1996.

   At December 31, 1998 the Company had the following Corporate Bonds in which the book value exceeded 10% of stockholders' equity: Bank America Capital III and PNC Capital Trust Corp., respectively, with book values and market values of $6.6 million and $7.4 million, respectively, and $6.3 million and $7.0 million, respectively. Both issues are classified as investment grade debt by a national rating service.


================================================================================
ESB Financial Corporation              30                     1998 Annual Report

--------------------------------------------------------------------------------

2. Securities (continued)

   The following table summarizes scheduled maturities of the Company's securities as of December 31, 1998, excluding equity securities which have no maturity dates:


----------------------------------------------------------------------------------------------------------------------
(In thousands)                                               Available for sale               Held to maturity
                                                        ----------------------------     -----------------------------
                                                         Amortized          Fair          Amortized          Fair
                                                           cost            value            cost             value
----------------------------------------------------------------------------------------------------------------------
Due in one year or less                                   $   6,265       $   6,351         $  2,993         $  3,030
Due from one year to five years                              23,790          24,687           19,416           19,327
Due from five to ten years                                   14,145          14,440           31,347           31,371
Due after ten years                                         434,236         433,464           10,059           10,305
                                                        ------------     -----------     ------------     ------------
                                                          $ 478,436       $ 478,942         $ 63,815         $ 64,033
                                                        ============     ===========     ============     ============
----------------------------------------------------------------------------------------------------------------------

   For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

   Securities, with carrying values of $6.1 million and $7.7 million as of December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. Loans Receivable

   The following table summarizes the Company's loans receivable as of December 31:


--------------------------------------------------------------------------------------------
(In thousands)                                           1998                       1997
--------------------------------------------------------------------------------------------
Mortgage loans:
     Residential - single family                     $    225,054               $    222,994
     Residential - multi family                            11,206                      8,685
     Commercial real estate                                32,300                     31,489
     Construction                                          41,215                     29,710
                                                    -------------              -------------
                                                          309,775                    292,878
Other loans:
     Consumer loans                                        56,897                     51,718
     Commercial business                                   14,216                      8,359
                                                    -------------              -------------
                                                          380,888                    352,955
Less:
     Allowance for loan losses                              4,815                      4,807
     Deferred loan fees and net discounts                     785                        723
     Loans in process                                      15,008                     10,668
                                                    -------------              -------------
                                                     $    360,280               $    336,757
                                                    =============              =============
--------------------------------------------------------------------------------------------

   Non-performing loans, which included only non-accrual loans, were $5.0 million and $3.8 million at December 31, 1998 and 1997, respectively.

================================================================================
ESB Financial Corporation              31                     1998 Annual Report

--------------------------------------------------------------------------------

3. Loans Receivable (continued)

   For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:


------------------------------------------------------------------------------------------------------
(In thousands)                                                   1998            1997           1996
------------------------------------------------------------------------------------------------------
Interest income that would have been recorded                  $ 1,028           $ 705          $ 312
Interest income recognized                                         688             347             80
                                                             ----------      ----------     ----------

Interest income foregone                                       $   340           $ 358          $ 232
                                                             ==========      ==========     ==========
------------------------------------------------------------------------------------------------------

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

The following is a summary of the changes in the allowance for loan losses:


----------------------------------------------------------------------
(In thousands)
                                                              Totals
----------------------------------------------------------------------
Balance, December 31, 1995                                    $ 2,471
     Provision for losses                                         873
     Charge offs                                                  (52)
     Recoveries                                                    17
                                                            ----------

Balance, December 31, 1996                                      3,309
     Allowance for loan losses of Troy Hill                       866
     Provision for losses                                         799
     Charge offs                                                 (245)
     Recoveries                                                    78
                                                            ----------

Balance, December 31, 1997                                      4,807
     Provision for losses                                           5
     Charge offs                                                  (18)
     Recoveries                                                    21
                                                            ----------

Balance, December 31, 1998                                    $ 4,815
                                                            ==========
----------------------------------------------------------------------

   At December 31, 1998 and 1997, the recorded investment in loans considered to be impaired under SFAS No. 114 was $3.7 million and $2.7 million, respectively, against which $2.0 million and $1.9 million, respectively, of the allowance for loan losses was allocated.

   During 1998, 1997 and 1996, impaired loans averaged $3.7 million, $3.9 million and $2.8 million, respectively. The Company recognized interest income of $81,000, on a cash basis, on impaired loans during 1998 with no significant interest income on impaired loans recognized during 1997. Interest income of $83,000 was recognized, on a cash basis, on impaired loans during 1996.

   The Company conducts its business through eleven offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.


================================================================================
ESB Financial Corporation              32                     1998 Annual Report

--------------------------------------------------------------------------------

4. Investment Required by Law

   The Company's subsidiary bank is a member of the Federal Home Loan Bank
   (FHLB) System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or 5.0% of outstanding advances, if any, due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

5. Premises and Equipment

   Premises and equipment at December 31 are summarized by major classification as follows:



--------------------------------------------------------------------------------
(In thousands)                                            1998           1997
--------------------------------------------------------------------------------
Land                                                    $  1,192       $  1,192
Buildings and improvements                                 6,112          4,173
Leasehold improvements                                       391            391
Furniture, fixtures and equipment                          4,567          3,714
                                                       ----------     ----------
                                                          12,262          9,470
Less accumulated depreciation and amortization             6,069          6,151
                                                       ----------     ----------
                                                        $  6,193       $  3,319
                                                       ==========     ==========
--------------------------------------------------------------------------------

   Depreciation and amortization expense for the years December 31, 1998, 1997 and 1996 were $364,000, $324,000 and $402,000, respectively.

   The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2007, have approximate aggregate rentals of $68,400, $65,760, $65,760, $65,960, $68,160 and $87,220 for the
   years ended December 31, 1999, 2000, 2001, 2002, 2003 and thereafter, respectively. Rent expense for the years ended December 31, 1998, 1997 and 1996 was $98,000, $92,000 and $73,000, respectively.


================================================================================
ESB Financial Corporation              33                     1998 Annual Report

--------------------------------------------------------------------------------

6. Deposits

   The following table summarizes the Company's deposits as of December 31:



----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                        1998                                      1997
                                    ----------------------------------------  ----------------------------------------

                                     Weighted                                  Weighted
                                     average                                    average
        Type of accounts               rate         Amount           %           rate         Amount           %
----------------------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits             -          $   6,002          1.4%         -         $   4,675          1.2%
Interest-bearing demand deposits      2.34%           156,994         37.1%      2.47%          150,994         37.8%
Time deposits                         5.54%           260,055         61.5%      5.81%          243,899         61.0%
                                                  ------------  ------------                ------------  ------------

                                      4.27%         $ 423,051        100.0%      4.48%        $ 399,568        100.0%
                                                  ============  ============                ============  ============

Time deposits mature as follows:

Within one year                                     $ 145,231         34.3%                   $ 145,953         36.5%
After one year through two years                       72,845         17.2%                      46,005         11.5%
After two years through three years                    18,438          4.4%                      33,059          8.3%
Thereafter                                             23,541          5.6%                      18,882          4.7%
                                                  ------------  ------------                ------------  ------------

                                                    $ 260,055         61.5%                   $ 243,899         61.0%
                                                  ============  ============                ============  ============
----------------------------------------------------------------------------------------------------------------------

   The Company had a total of $57.9 million and $43.3 million in deposits of $100,000 or more at December 31, 1998 and 1997, respectively.

   Interest expense by type of deposit account for the year ended December 31 is as follows:


----------------------------------------------------------------------------------------------------------------------
(In thousands )                                       1998                        1997                        1996
----------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits                     $  3,905                    $  3,934                    $  4,101
Time deposits                                          13,735                      12,684                      10,309
                                                  ------------                ------------                ------------
                                                     $ 17,640                    $ 16,618                    $ 14,410
                                                  ============                ============                ============
----------------------------------------------------------------------------------------------------------------------

   Interest expense on advance payments by borrowers for taxes and insurance, not included above, for the years ended December 31, 1997 and 1996 was $11,000 and $18,000, respectively. There was no expense incurred in 1998 because the Company ceased paying interest on advance payments by borrowers for taxes and insurance.

================================================================================
ESB Financial Corporation              34                     1998 Annual Report

--------------------------------------------------------------------------------

7. Borrowed Funds

   Borrowed funds, which include FHLB advances, reverse repurchase agreements and treasury tax and loan notes payable, as of December 31 are summarized as follows:


----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                                1998                      1997
                                                                    ------------------------  ------------------------
                                                                     Weighted                  Weighted
                                                                      average                   average
                                                                       rate        Amount        rate        Amount
----------------------------------------------------------------------------------------------------------------------
FHLB advances:
     Due within 12 months                                              5.99%       $ 98,595      5.59%       $175,272
     Due beyond 12 months but within 5 years                           6.04%        206,660      6.42%        179,065
     Due beyond 5 years but within 10 years                            7.79%            440      7.79%            440
     Due beyond 10 years                                               6.01%            270      5.93%            274
                                                                                ------------              ------------
                                                                                    305,965                   355,051

Reverse repurchase agreements:
     Due within 90 days                                                5.29%       $ 44,860      5.90%       $ 13,400
     Due beyond 90 days but within 5 years                             5.59%        105,500      5.86%         42,400
                                                                                ------------              ------------
                                                                                    150,360                    55,800

Treasury tax and loan note payable                                                       30                       173
                                                                                ------------              ------------

                                                                                   $456,355                  $411,024
                                                                                ============              ============
----------------------------------------------------------------------------------------------------------------------

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

   The market value of such securities exceeds the carrying value of the securities sold under agreements to repurchase. The market value of these securities as of December 31, 1998 and 1997 was $167.2 million and $64.4 million, respectively. The carrying value of these securities as of December 31, 1998 and 1997 was $166.8 million and $64.3 million, respectively.

   Borrowings under reverse repurchase agreements averaged $113.7 million, $16.0 million and $14.1 million during 1998, 1997 and 1996, respectively. The maximum amount outstanding at any month-end was $150.4 million, $55.8 million and $15.8 million during 1998, 1997 and 1996, respectively.

================================================================================
ESB Financial Corporation              35                     1998 Annual Report

--------------------------------------------------------------------------------


7. Borrowed Funds (continued)

   The following table sets forth the securities collateralizing the reverse repurchase agreements and their respective maturities:


---------------------------------------------------------------------------------------
(amounts in thousands)                                               Mortgage-backed
                                                                       Securities
---------------------------------------------------------------------------------------
Maturing:
     Overnight                                                           $       -
     Up to 30 days                                                               -
     30 to 90 days                                                               -
     Over 90 days                                                          166,834
     Demand                                                                      -
                                                                       ------------

                                                                         $ 166,834
                                                                       ============
---------------------------------------------------------------------------------------

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

   Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $1.3 million and $1.2 million as of December 31, 1998 and 1997, respectively, and are amortized on a level-yield basis over the term of the Preferred Securities.

================================================================================
ESB Financial Corporation              36                     1998 Annual Report

--------------------------------------------------------------------------------

9. Income Taxes

   The provision for income taxes for the years ended December 31 is comprised of the following:


----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                          1998               1997               1996
----------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                            $ 1,363            $ 1,435            $ 1,030
     State                                                                  446                416                171
                                                                     -----------        -----------        -----------
                                                                          1,809              1,851              1,201
Deferred:
     Federal                                                               (292)               133               (498)
                                                                     -----------        -----------        -----------
                                                                           (292)               133               (498)
                                                                     -----------        -----------        -----------

                                                                        $ 1,517            $ 1,984            $   703
                                                                     ===========        ===========        ===========
----------------------------------------------------------------------------------------------------------------------

   In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders' equity during the years ended December 31:


----------------------------------------------------------------------------------------------------------
(In thousands)                                               1998               1997               1996
----------------------------------------------------------------------------------------------------------
Net loss (gain) on securities
     available for sale                                     $   901            $ (1,068)            $ 559
Compensation expense for tax purposes
     in excess of amounts recognized for
     financial statement purposes                               367                  -                409

                                                         ===========        ===========        ===========
                                                            $ 1,268           $ (1,068)             $ 968
                                                         ===========        ===========        ===========
----------------------------------------------------------------------------------------------------------

   The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:


----------------------------------------------------------------------------------------------------------
(In thousands)                                                                 1998               1997
----------------------------------------------------------------------------------------------------------
Deferred tax assets:

     Allowances for losses on loans and real estate owned                      $   989            $   741
     Interest and fees on loans                                                     88                125
     Reserve for uncollected interest                                               35                 31
     Premises and equipment                                                         66                 77
     Minimum tax credit carry forward                                              101                  -
                                                                            -----------        -----------
     Gross deferred tax assets                                                   1,279                974

Deferred tax liabilities:
     Investment securities available for sale                                      237              1,138
     Other                                                                         168                155
                                                                            -----------        -----------
     Gross deferred tax liabilities                                                405              1,293
                                                                            -----------        -----------
     Net deferred tax (liability) asset                                        $   874            $  (319)
                                                                            ===========        ===========
----------------------------------------------------------------------------------------------------------

   The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

================================================================================
ESB Financial Corporation              37                     1998 Annual Report

--------------------------------------------------------------------------------

9.  Income Taxes (continued)

    A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:


----------------------------------------------------------------------------------------------------------------------
                                                                         1998               1997               1996
----------------------------------------------------------------------------------------------------------------------
Tax at statutory rate                                                     34.0%              34.0%              34.0%
Increase (decrease) resulting from:
     Tax free interest, net of interest disallowance                     (17.8%)            (11.1%)            (23.1%)
     State income taxes, net of Federal income tax benefit                 4.0%               3.7%               3.2%
     Goodwill                                                              2.7%               2.2%               3.4%
     Other, net                                                           (2.7%)             (2.1%)              2.4%
                                                                     -----------        -----------        -----------
Reported rate                                                             20.2%              26.7%              19.9%
                                                                     ===========        ===========        ===========
----------------------------------------------------------------------------------------------------------------------

    The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank's bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank's base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 1997 (the most recent date for which a tax return has been filed) include approximately $13.9 million representing such bad debt deductions for which no deferred income taxes have been provided.

10. Employee Benefit Plans

    Retirement Savings Plan

    The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee's contribution to their individual tax-deferred retirement account. Employees can contribute up to 15% of their compensation to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions. The Company contributed $126,000, $110,000 and $102,000 to the plan during 1998, 1997 and 1996, respectively.

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

================================================================================
ESB Financial Corporation              38                     1998 Annual Report

--------------------------------------------------------------------------------

10. Employee Benefit Plans (continued)

    The purchase of shares of the Company's stock by the ESOP are funded by loans from the Company. Unreleased ESOP shares collateralize the loans payable to the Company, and the cost of these shares is recorded as a contra-equity account in stockholders' equity of the Company. The ESOP's loans payable to the Company bear a weighted-average interest rate of 8.0% and mature within the next two to 15 years. Shares are released as debt payments are made by the ESOP to the Company. The ESOP's sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 1998, 1997 and 1996 amounted to $93,000, $53,000 and $81,000, respectively.

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

    As of December 31, 1998 there was a total of 79,000 shares in the ESOP accounted for under accounting guidance provided prior to the issuance of SOP No. 93-6, including 6,000 unallocated shares. Compensation expense on the release of these pre-SOP No. 93-6 shares is recognized upon release based on the original cost of these shares when they were purchased by the ESOP. Unallocated pre-SOP 93-6 shares are included in outstanding shares for purposes of computing EPS.

    During 1998, 1997 and 1996, the Company recognized compensation expense related to the ESOP of $685,000, $458,000 and $228,000, respectively.

    As of December 31, 1998 and 1997 the ESOP held a total of 556,105 and 548,120 shares, respectively, of the Company's stock, and there were 225,679 and 236,833 unallocated shares, respectively, with a value of $3.7 million and $4.1 million, respectively.

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

    The Company has elected to follow the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1998, 1997 and 1996: risk-free interest rates of 6.8%; dividend yields of 2.8%; volatility factors of the expected market price of the Company's stock of 19.0%; and a weighted average life of the option of seven years.

================================================================================
ESB Financial Corporation              39                     1998 Annual Report

--------------------------------------------------------------------------------

10. Employee Benefit Plans (continued)

    The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma results including consideration of this amortized expense are as follows for the years ended December 31:


-------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)          1998      1997      1996
-------------------------------------------------------------------------------------
Pro forma net income                                    $ 5,782   $ 5,249    $ 2,708

Pro forma diluted net
 income per share                                       $  1.03   $  0.94    $  0.56
-------------------------------------------------------------------------------------

   Stock option activities under the Option Plans for the years ended December 31 are as follows:


------------------------------------------------------------------------------------------------------------------------------------

                                                  1998                            1997                            1996
                                      -----------------------------   -----------------------------    -----------------------------

                                                       Weighted                        Weighted                        Weighted
                                                       Average                         Average                         Average
                                                       Exercise                        Exercise                        Exercise
                                      Options (1)   Price/Share (1)   Options (1)   Price/Share (1)    Options (1)  Price/Share (1)
------------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year        475,321         $ 7.80          296,028         $ 7.28           415,558        $ 5.30

  Granted                                63,735          18.00           78,650          11.67            57,960         10.75
  Converted                                -               -            126,101           6.07              -              -
  Exercised                            (118,169)          5.98          (24,975)          5.08          (177,490)         3.77
  Expired                                  -               -               (483)         10.77              -              -
                                     ------------                    ------------                     ------------
Outstanding at end of year              420,887           9.85          475,321           7.80           296,028          7.28
                                     ============                    ============                     ============
Exercisable at end of year              420,887         $ 9.85          475,321         $ 7.80           296,028        $ 7.28
                                     ============                    ============                     ============
-----------------------------------------------------------------------------------------------------------------------------------

   (1) Options and price/share have been adjusted to reflect the 10% stock dividend paid May 29, 1998, with the exception of options granted in 1998 and 35,399 exercised shares which occurred after the 10% stock dividend.

   The weighted-average fair values of options granted during 1998, 1997 and 1996 utilizing the Black-Scholes Valuation Model were $5.21, $4.21 and $3.51, respectively.

================================================================================
ESB Financial Corporation              40                     1998 Annual Report

--------------------------------------------------------------------------------

10. Employee Benefit Plans (continued)

   The following table summarizes certain characteristics of issued stock options as of December 31, 1998:


----------------------------------------------------------------------------------------------------------------------
                                                                                                 Average
                                            Options                   Exercise                 Contractual
              Plan Year                   Outstanding                  Price                  Life (in years)
----------------------------------------------------------------------------------------------------------------------
                1990                         48,150                    $ 3.17                       1.5
                1990                         16,060                     18.00                       9.5
                1992                         24,431                      6.30                       3.3
                1992                            485                     18.00                       9.5
                1994                         36,101                      9.46                       5.5
                1995                         44,651                     10.80                       6.5
                1996                         53,241                     10.75                       7.5
                1997                         77,172                      6.05                       6.0
                1997                          5,162                      6.66                       6.0
                1997                         68,244                     11.67                       8.5
                1997                         47,190                     18.00                       9.5
                                         ------------
                                            420,887                    $ 9.85                       6.5
                                         ============               ============               ============
----------------------------------------------------------------------------------------------------------------------

    Management Recognition Plan

    In connection with the acquisition of Troy Hill, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 1998, there were 21,619 shares held in the Management Recognition Plan trust, and no shares have been distributed or identified for distribution.

11. Other Comprehensive Income (Loss)

    In complying with FAS No. 130, "Reporting Comprehensive Income", the Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income
    (loss) consists of net unrealized gain on securities available for sale. Other comprehensive income and related tax effects for the years ended December 31 consists of:


-----------------------------------------------------------------------------------------------------------------
(in thousands)                                                1998                        1997           1996
-----------------------------------------------------------------------------------------------------------------
                                                   Unrealized     Reclassification
                                                   Gains(Loss)       Adjustment
                                                  -------------  ------------------
Before tax amount                                   $  (2,466)        $  (183)         $   3,141      $  (1,642)
Tax (expense) benefit                                     850              51             (1,068)           559
                                                   ------------      ----------       ------------   ------------
After tax amount                                    $  (1,616)        $  (132)         $   2,073      $  (1,083)
                                                   ============      ==========       ============   ============
-----------------------------------------------------------------------------------------------------------------

12. Commitments and Contingencies

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

================================================================================
ESB Financial Corporation              41                     1998 Annual Report

--------------------------------------------------------------------------------

13. Financial Instruments

    The following table sets forth the carrying amount and fair value of the Company's financial instruments included in the consolidated statement of financial condition as of December 31:


---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                             1998                        1997
                                                                --------------------------  -------------------------
                                                                 Carrying        Fair        Carrying         Fair
                                                                  amount         value        amount         amount
Financial assets:
    Cash equivalents                                              $ 10,303      $ 10,303      $ 18,947      $ 18,947
    Securities available for sale                                  481,234       481,234       426,662       426,662
    Securities held to maturity                                     63,815        64,033        91,359        90,585
    Loans receivable                                               360,280       365,499       336,757       342,862
    Accrued interest receivable                                      6,792         6,792         6,075         6,075
    FHLB stock                                                      18,435        18,435        17,826        17,826
    Interest rate contracts                                            554            60           878           408
    Bank owned life insurance                                       15,006        15,006             -             -

Financial liabilities:
    Deposits                                                       423,051       427,186       399,568       401,909
    Borrowed funds                                                 456,355       460,765       411,024       413,045
    Guaranteed preferred beneficial interest
       in subordinated debt, net                                    24,027        23,100        24,146        25,300
    Accrued interest payable                                         2,654         2,654         2,005         2,005

   The following table presents the notional amount of the Company's off-balance sheet financial instruments as of December 31:


------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                     1998                         1997
------------------------------------------------------------------------------------------------------------------------
Security purchase commitments                                                    $   -                       $ 14,470
Interest rate cap contracts                                                       120,000                     110,000

Loans in process and commitments:
    Fixed interest rate                                                            14,653                       7,170
    Variable interest rate                                                         14,889                      16,797

Lines of credit:
    Commercial                                                                     15,345                       8,898
    Consumer                                                                       11,244                      13,296

Letters of credit:
    Commercial                                                                         24                         158
    Standby                                                                             -                          75

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

================================================================================
ESB Financial Corporation              42                     1998 Annual Report

--------------------------------------------------------------------------------


14. Regulatory Matters and Insurance of Accounts

    The Company's subsidiary bank, ESB, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier
    I) capital (as defined) and risk-based capital (as defined). As of December 31, 1998 the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1998, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum tangible, core, and risk-based capital ratios as set forth in the table below. There are no conditions or events since that notification that have changed the categorization.

    Tangible and core capital levels in the table represented on page 44 are presented as a percentage of total adjusted assets (as defined in the regulations); risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

    The minimal required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for core, tier I and risk-based capital ratios, respectively.

    The FDIC through the Savings Association Insurance Fund insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Bank must pay an annual premium.

    Retained earnings of the Company are substantially restricted in connection with regulations related to the insurance of deposit accounts, which require the Company to maintain statutory reserves in retained earnings. Additionally, these regulations limit the amount of cash dividends the Bank may pay the Company.

================================================================================
ESB Financial Corporation              43                     1998 Annual Report

--------------------------------------------------------------------------------

14. Regulatory Matters and Insurance of Accounts (continued)

    The following table sets forth certain information concerning regulatory capital as of December 31:


-------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                                                      To Be Well
                                                                                                Capitalized Under
                                                                          For Capital           Prompt Corrective
                                                    Actual             Adequacy Purposes:       Action Provisions:
                                              ------------------      --------------------     --------------------
                                               Amount     Ratio         Amount      Ratio       Amount      Ratio
                                              --------   -------      ---------   --------     --------   ---------
As of December 31, 1998:
Total Capital
 (to risk Weighted Assets)                    $ 68,906    17.58%       $ 31,360     8.00%        $ 39,200   10.00%
Core Capital
 (to Adjusted Tangible Assets)                $ 64,096     6.90%       $ 37,142     4.00%        $ 46,428    5.00%
Tangible Capital
 (to Tangible Assets)                         $ 64,096     6.90%       $ 13,928     1.50%                N/A
Tier I Capital
 (to Risk Weighted Assets)                    $ 64,096    16.35%                N/A              $ 23,520    6.00%

ESB Bank
As of December 31, 1997:
Total Capital
 (to risk Weighted Assets)                    $ 50,354    21.39%       $ 18,836     8.00%        $ 23,545   10.00%
Core Capital
 (to Adjusted Tangible Assets)                $ 47,397     6.32%       $ 30,003     4.00%        $ 37,503    5.00%
Tangible Capital
 (to Tangible Assets)                         $ 47,397     6.32%       $ 11,251     1.50%                N/A
Tier I Capital
 (to Risk Weighted Assets)                    $ 47,397    20.13%                N/A              $ 14,127    6.00%

Troy Hill
As of December 31, 1997:
Total Capital
 (to risk Weighted Assets)                    $ 12,076    15.69%       $  6,157     8.00%        $  7,697   10.00%
Core Capital
 (to Adjusted Tangible Assets)                $ 11,352     9.97%       $  9,111     4.00%        $  5,694    5.00%
Tangible Capital
 (to Tangible Assets)                         $ 11,352     9.97%       $  1,708     1.50%                N/A
Tier I Capital
 (to Risk Weighted Assets)                    $ 11,352    14.75%                N/A              $  4,618    6.00%
-------------------------------------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation              44                     1998 Annual Report

--------------------------------------------------------------------------------

15.  Quarterly Financial Data (unaudited)


----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)                First          Second          Third         Fourth
                                                               Quarter        Quarter         Quarter        Quarter
----------------------------------------------------------------------------------------------------------------------
1998:
-----
    Interest income                                           $  15,752      $  15,973       $  16,077      $  15,989
    Interest expense                                             11,362         11,777          12,002         11,999
                                                            ------------    -----------    ------------   ------------
    Net interest income                                           4,390          4,196           4,075          3,990
    Provision for loan losses                                         -              -               5              -
                                                            ------------    -----------    ------------   ------------
    Net interest income after provision for loan losses           4,390          4,196           4,070          3,990
    Noninterest income                                              319            482             662            476
    Noninterest expense                                           2,654          2,658           3,001          2,754
                                                            ------------    -----------    ------------   ------------
    Net income before income taxes                                2,055          2,020           1,731          1,712
    Provision for income taxes                                      505            471             234            307
                                                            ------------    -----------    ------------   ------------
    Net income                                                $   1,550      $   1,549       $   1,497      $   1,405
                                                            ============    ===========    ============   ============
    Diluted net income per share                              $    0.27      $    0.27       $    0.27      $    0.27
                                                            ============    ===========    ============   ============
1997:
-----
    Interest income                                           $  11,942      $  14,229       $  14,249      $  14,591
    Interest expense                                              8,335          9,775           9,930         10,306
                                                            ------------    -----------    ------------   ------------
    Net interest income                                           3,607          4,454           4,319          4,285
    Provision for loan losses                                       200            600              (4)             3
                                                            ------------    -----------    ------------   ------------
    Net interest income after provision for loan losses           3,407          3,854           4,323          4,282
    Noninterest income                                              182            245             352            296
    Noninterest expense                                           2,033          2,312           2,542          2,623
                                                            ------------    -----------    ------------   ------------
    Net income before income taxes                                1,556          1,787           2,133          1,955
    Provision for income taxes                                      411            333             701            539
                                                            ------------    -----------    ------------   ------------
    Net income                                                $   1,145      $   1,454       $   1,432      $   1,416
                                                            ============    ===========    ============   ============
    Diluted net income per share                              $    0.25      $    0.25       $    0.25      $    0.25
                                                            ============    ===========    ============   ============
----------------------------------------------------------------------------------------------------------------------

Quarterly earnings per share data may vary from annual earnings due to rounding.

================================================================================
ESB Financial Corporation              45                     1998 Annual Report

--------------------------------------------------------------------------------

16. ESB Financial Corporation--Condensed Financial Statements (Parent Company
    Only)

    Following are condensed financial statements for the parent company as of and for the years ended December 31:


-------------------------------------------------------------------------------------------------------------------
Condensed Statements of Financial Condition
(In thousands)                                                                              1998           1997
-------------------------------------------------------------------------------------------------------------------

Assets:
  Interest-earning deposits                                                              $   1,285        $    451
  Equity in net assets of subsidiaries                                                     107,835          93,025
  Other assets                                                                               2,187           1,221
                                                                                        -----------    ------------
    Total assets                                                                         $ 111,307        $ 94,697
                                                                                        ===========    ============
Liabilities and stockholders' equity:
  Subordinated debt, net                                                                  $ 24,027        $ 24,146
  Payable to subsidiaries                                                                   26,140           1,450
  Accrued expenses and other liabilities                                                        57             592
  Stockholders' equity                                                                      61,083          68,509
                                                                                        -----------    ------------
    Total liabilities and stockholders' equity                                           $ 111,307        $ 94,697
                                                                                        ===========    ============
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
Condensed Statements of Operations
(In thousands)                                                               1998            1997           1996
-------------------------------------------------------------------------------------------------------------------
Income:
  Equity in net income of subsidiaries                                     $  6,367       $  5,453        $  3,405
  Management fee income                                                       2,792          1,812             576
  Interest income                                                             1,491            278             170
                                                                        ------------    -----------    ------------
    Total income                                                             10,650          7,543           4,151


Expense:
  Interest expense                                                            3,615          1,408             878
  Compensation and employee benefits                                          1,212            794             756
  Other                                                                         101            101              46
                                                                        ------------    -----------    ------------
    Total expense                                                             4,928          2,303           1,680
                                                                        ------------    -----------    ------------
   Net income before (benefit from) income taxes                              5,722          5,240           2,471

Benefit from income taxes                                                      (279)          (207)           (359)
                                                                        ------------    -----------    ------------
Net income                                                                 $  6,001       $  5,447        $  2,830
                                                                        ============    ===========    ============
-------------------------------------------------------------------------------------------------------------------


================================================================================
ESB Financial Corporation              46                     1998 Annual Report

--------------------------------------------------------------------------------

16. ESB Financial Corporation--Condensed Financial Statements (Parent Company
    Only) (continued)


-------------------------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows
(In thousands)                                                              1998            1997           1996
-------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income                                                              $   6,001       $  5,447       $   2,830
  Adjustments to reconcile net income to net cash (used in)
    operating activities:
      Equity in net income of subsidiaries                                   (6,367)        (5,453)         (3,405)
      (Gain) on securities available for sale                                   (56)             -               -
      Other, net                                                             (1,373)        (1,668)            (39)
                                                                        ------------    -----------    ------------
      Net cash (used in) operating activities                                (1,795)        (1,674)           (614)
                                                                        ------------    -----------    ------------
Investing activities:
      Purchases of securities                                               (15,484)        (2,549)              -
      Principal repayments and maturities of securities                       2,865          1,271             554
      Proceeds from the sale of securities available for sale                 2,647            490               -
      Payment for purchase of THBC, net of cash acquired                          -         (2,734)              -
                                                                        ------------    -----------    ------------
      Net cash (used in) provided by investing activities                    (9,972)        (3,522)            554
                                                                        ------------    -----------    ------------
Financing activities:
      Increase (decrease) in payable to subsidiaries                         24,690        (15,700)          5,650
      (Decrease) Increase in subordinated debt, net                            (119)        24,146               -
      Proceeds received from exercise of stock options                        1,072            127             671
      Dividends paid                                                         (1,941)        (1,615)         (3,400)
      Payments to acquire treasury stock                                    (10,971)        (1,678)         (2,983)
      Stock purchased by ESOP                                                  (589)          (500)           (146)
      Principal repayment of ESOP loan                                          459            363             215
                                                                        ------------    -----------    ------------
      Net cash provided by financing activities                              12,601          5,143               7
                                                                        ------------    -----------    ------------
Increase (decrease) in cash equivalents                                         834            (53)            (53)
Cash equivalents at beginning of period                                         451            504             557
                                                                        ------------    -----------    ------------
Cash equivalents at end of period                                         $   1,285       $    451       $     504
                                                                        ============    ===========    ============
-------------------------------------------------------------------------------------------------------------------

17. Acquisition of Troy Hill Bancorp, Inc.

    On April 3, 1997, the Company completed its acquisition of Troy Hill based in Pittsburgh, Pennsylvania. Troy Hill was a community savings bank that offered financial products and services through two branch offices in Allegheny County, Pennsylvania.

    Under terms of the merger agreement, Troy Hill Bancorp, Inc. (THBC), the holding company for Troy Hill, merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $9.3 million in cash and 1,701,000 shares of the Company's common stock. In addition, options to purchase shares of THBC were converted into options to acquire 115,000 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Troy Hill have been included in the Company's consolidated financial statements from April 3, 1997. Goodwill arising from this transaction was $3.5 million. The estimated useful life for the straight-line amortization of the goodwill is expected to be 15 years.


================================================================================
ESB Financial Corporation              47                     1998 Annual Report

--------------------------------------------------------------------------------


17. Acquisition of Troy Hill Bancorp, Inc. (continued)

    The following unaudited pro forma financial information presents the combined results of operations of the Company and Troy Hill as if the acquisition had occurred as of the beginning of 1997 and 1996, after giving effect for certain adjustments, including primarily amortization of goodwill and certain conversion costs and the related income tax effects.

    The unaudited condensed pro forma combined statement of operations information is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or results of operations that would have actually occurred had the acquisition been in effect for the periods presented. The unaudited condensed pro forma combined statements of operations for the years ended December 31, are as follows:


------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)                        1997                       1996
------------------------------------------------------------------------------------------------------------
Interest income                                                       $  57,048                  $  54,183
Interest expense                                                         39,434                     36,161
                                                                     -----------                -----------
Net interest income                                                      17,614                     18,022
Provision for loan losses                                                   799                      1,093
                                                                     -----------                -----------
Net interest income after provision for loan losses                      16,815                     16,929
Noninterest income                                                        1,155                        927
Noninterest expense                                                      10,067                     13,157
                                                                     -----------                -----------
Net income before income taxes                                            7,903                      4,699
Provision for income taxes                                                2,211                      1,177
                                                                     -----------                -----------

Net income                                                            $   5,692                  $   3,522
                                                                     ===========                ===========

Diluted net income per share                                          $    1.13                  $    0.81
                                                                     ===========                ===========
-----------------------------------------------------------------------------------------------------------


================================================================================
ESB Financial Corporation              48                     1998 Annual Report

Accountant's Report
--------------------------------------------------------------------------------


To the Board of Directors and Stockholders
ESB Financial Corporation
Ellwood City, Pennsylvania


We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries, formerly PennFirst Bancorp, Inc., as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESB Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                     /s/ KPMG LLP


Pittsburgh, Pennsylvania
January 20, 1999


================================================================================
ESB Financial Corporation              49                     1998 Annual Report

Stock and Dividend Information
--------------------------------------------------------------------------------

Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol "ESBF". The listed market makers for the Company's common stock include:

Legg Mason Wood Walker, Inc.                   Herzog, Heine, Geduld, Inc.                   Rodgers Brothers, Inc.
2 Oliver Plaza                                 26 Broadway                                   7 Wood Street, 7th Floor
Pittsburgh, PA   15222                         New York, NY   10004                          Pittsburgh, PA   15222
Telephone:  (412) 261-7300                     Telephone:  (212) 908-4000                    Telephone:  (412) 281-1940

Ryan Beck & Co., Inc.                          Sandler O'Neill & Partners, LP                Tucker Anthony, Inc.
220 Livingston Orange Avenue                   Two World Trade Center                        1 Beacon Street
Livingston, NJ   07039                         New York, NY  10048                           Boston, MA  02108
Telephone:  (800) 223-8969                     Telephone:  (800) 635-6851                    Telephone:  (888) 655-4135

PennFirst Capital Trust I, 8.625% cumulative trust preferred securities are traded on the Nasdaq National Stock Market under the symbol "ESBFP".

Stock Price Information

The bid and ask price of the Company's common stock were $16.00 and $16.50, respectively, as of January 29, 1999.

The following table sets forth the high and low sale market prices of the Company's common stock as of and during the quarterly periods presented:


-----------------------------------------------------------------------------------------------
                                                                    Market Price

                                                         High            Low          Close
-----------------------------------------------------------------------------------------------
1998 Quarter Ended
  December 31                                           $17.00         $15.06        $16.19
  September 30                                           19.38          15.50         17.00
  June 30                                                20.00          17.44         18.31
  March 31                                               18.19          16.81         17.44

1997 Quarter Ended
  December 31                                           $17.50         $14.77        $17.50
  September 30                                           17.73          13.02         16.02
  June 30                                                13.13          11.16         13.13
  March 31                                               11.98          11.16         11.36
-----------------------------------------------------------------------------------------------

Stock Dividends

The Company has declared the following stock dividends since its inception:

                                                                              Stock Dividend
                 Record Date                   Payment Date                    Percentage
                 -----------                   ------------                   --------------
                 May 15, 1998                  May 29, 1998                        10%
                 July 31, 1997                 August 25, 1997                     10%

================================================================================
ESB Financial Corporation              50                     1998 Annual Report

--------------------------------------------------------------------------------

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 1998, the Company declared cash dividends with the following record and payment dates:

                                                                             Cash Dividends
                 Record Date                   Payment Date                     per Share
                 -----------                   ------------                  --------------
                 December 31, 1998             January 25, 1999                  $0.090
                 September 30, 1998            October 23, 1998                  $0.090
                 June 30, 1998                 July 24, 1998                     $0.090
                 March 31, 1998                April 24, 1998                    $0.082

                 December 31, 1997             January 23, 1998                  $0.082
                 September 30, 1997            October 24, 1997                  $0.082
                 June 30, 1997                 July 25, 1997                     $0.074
                 March 31, 1997                April 25, 1997                    $0.074

Stock Splits

The Company has declared the following stock splits since its inception:

                                                                               Stock Split
                 Record Date                   Payment Date                    Percentage
                 -----------                   ------------                    -----------
                 December 31, 1994             January 25, 1995                    20%
                 December 31, 1993             January 24, 1994                    20%
                 May 12, 1993                  June 7, 1993                        20%
                 December 31, 1992             January 25, 1993                    20%
                 June 30, 1992                 July 25, 1992                       20%
                 December 31, 1991             January 25, 1992                    20%

Number of Stockholders and Shares Outstanding

As of December 31, 1998, there were 1,880 stockholders of record and 5,265,886 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

Dividend Reinvestment Plan

Common stockholders may have Company dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.


================================================================================
ESB Financial Corporation              51                     1998 Annual Report

Corporate Information
--------------------------------------------------------------------------------

Corporate Headquarters

   ESB Financial Corporation
   600 Lawrence Avenue
   Ellwood City, PA   16117
   Phone:  (724) 758-5584

Subsidiary Companies

   ESB Bank, F.S.B.
      AMSCO, Inc.
       ESB Bank Building Associates
       McCormick Place Joint Venture
       Madison Woods Joint Venture
   PennFirst Financial Services, Inc.
   PennFirst Capital Trust I
   THF, Inc.

Annual Meeting

   The annual meeting of the Company's stockholders will be held at 4:00 p.m., on Tuesday, April 20, 1999, at the Connoquenessing Country Club, Route 65,
   Ellwood City, PA   16117.

Stockholder and Investor Information

   Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence
   Avenue, Ellwood City, PA   16117.

Independent Accountants

   KPMG LLP
   One Mellon Bank Center
   Pittsburgh, PA   15219

Special Counsel

   Elias, Matz, Tiernan & Herrick LLP
   734 15th Street, NW
   Washington, DC   20005

Registrar and Transfer Agent

   Registrar and Transfer Company
   10 Commerce Drive
   Cranford, NJ   07016


================================================================================
ESB Financial Corporation              52                     1998 Annual Report

Board of Directors
--------------------------------------------------------------------------------


                           ESB FINANCIAL CORPORATION
                           -------------------------

William B. Salsgiver                                        Charles Delman
  Chairman of the Board                                        Retired Chairman, President & CEO - ESB Bancorp, Inc.
  A Principal - Perry Homes

Herbert S. Skuba                                            Lloyd L. Kildoo
  Vice Chairman of the Board                                   Owner & Funeral Director - Glenn-Kildoo Funeral Homes
  Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag                                       Edmund C. Smith
  President & Chief Executive Officer - ESB Bank               Retired - Works Manager ARMCO, Ambridge

George William Blank, Jr.                                   Edwin A. Thaner, P.E.
  President - George W. Blank Supply Company                   President & Principal Engineer - E.A. Thaner & Associates

                               ESB BANK, F.S.B.
                               ----------------

William B. Salsgiver                                        Lloyd L. Kildoo
  Chairman of the Board                                        Owner & Funeral Director - Glenn-Kildoo Funeral Homes
  A Principal - Perry Homes

Herbert S. Skuba                                            Mario J. Manna
  Vice Chairman of the Board                                   Retired Tax Collector - Borough of Coraopolis
  Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag                                       Edmund C. Smith
  President & Chief Executive Officer - ESB Bank               Retired - Works Manager ARMCO, Ambridge

Raymond K. Aiken                                            Joseph W. Snyder
  President & COO - Lockhart Chemical Co                       Senior Buyer - Equitable Resources, Inc.

George William Blank, Jr.                                   Edwin A. Thaner, P.E.
  President - George W. Blank Supply Company                   President & Principal Engineer - E.A. Thaner & Associates

Charles Delman                                              Jefrey F. Wall
  Retired Chairman, President & CEO - ESB Bancorp, Inc.        Business Manager - Beginning With Books


                                    [PHOTO]

Directors of ESB Bank, F.S.B. are, front row, from left, William B. Salsgiver, Charlotte A. Zuschlag, Charles Delman and Herbert S. Skuba. Back row, from left, George William Blank, Jr., Mario J. Manna, Lloyd L. Kildoo, Joseph W. Snyder, Edwin A. Thaner, P.E., Edmund C. Smith, Jefrey F. Wall and Raymond K. Aiken.


================================================================================
ESB Financial Corporation              53                     1998 Annual Report

Corporate Officers, Advisory Board and Bank Officers
--------------------------------------------------------------------------------

ESB FINANCIAL CORPORATION                                                  ESB BANK, F.S.B.
-------------------------                                                  ----------------
    William B. Salsgiver                                                     William B. Salsgiver
      Chairman of the Board                                                     Chairman of the Board
    Charlotte A. Zuschlag                                                    Charlotte A. Zuschlag
      President & Chief Executive Officer                                       President & Chief Executive Officer
    Charles P. Evanoski
      Senior Vice President, Chief Financial Officer & Treasurer
    Robert C. Hilliard, CPA                                                  Senior Vice Presidents
      Senior Vice President of Audit & Compliance                            ----------------------
    Frank D. Martz                                                              Robert J. Colalella
      Senior Vice President of Operations & Corporate Secretary                 Charles P. Evanoski
    Todd F. Palkovich                                                           Robert C. Hilliard, CPA
      Senior Vice President of Lending                                          Teresa Krukenberg
    John T. Stunda                                                              Frank D. Martz
      Senior Vice President of Human Resources                                  Todd F. Palkovich
    Robert J. Colalella                                                         John T. Stunda
      Vice President, Community Relations & Marketing
    John W. Donaldson II                                                     Vice Presidents
      Vice President, Lending                                                ---------------
    Peter J. Greco                                                              Ruth A. Ambrose
      Vice President, Lending                                                   John W. Donaldson II
    Teresa Krukenberg                                                           Nancy A. Glitsch
      Vice President, Operations                                                Peter J. Greco
    Marilyn Scripko                                                             Lawrence C. Kerr
      Vice President, Lending                                                   Ronald J. Mannarino
                                                                                Sally A. Mannarino
                                                                                Marilyn R. Maple
ESB BANK, F.S.B. ADVISORY BOARD                                                 Mark A. Platz
-------------------------------                                                 Ronald E. Pompeani
    Charles Delman                                                              Marilyn Scripko
      Retired Chairman, President & CEO - ESB Bancorp, Inc.                     Wayne G. Zerishnek

    Harry B. Thaner
      Retired - Chairman of the Board, Troy Hill Federal Savings Bank        Assistant Vice Presidents
                                                                             -------------------------
    Gibson E. Brock                                                             Deborah A. Allen
      Retired - Manager of Engineering, J & L Steel Corporation                 Patricia M. Aumiller
                                                                                Janet S. Barletta
    Dr. Allen Gastfriend                                                        Kathleen A. Bender
      Retired - Dentist                                                         Charlotte M. Bolinger
                                                                                Thomas E. Campbell
    Watson F. McGaughey, Jr.                                                    Amy E. Dicks
      President - McGaughey Buses Inc.                                          Ronald E. Dickson
                                                                                Katina J. Eliou
    Donald R. Miller                                                            Deborah S. Goehring
      Retired - President, Miller & Sons Chevrolet                              Margaret A. Haefele
                                                                                Mary Ann Leonardo
    John J. Syka                                                                Beth A. McClymonds
      Owner - John Syka Funeral Home                                            Larry Mastrean
                                                                                Ann R. Nelson
                                                                                Joyce A. Stellitano
                                                                                Bonita L. Wadding
                                                                                Harry R. Wargo
                                                                                Pamela K. Zikeli

================================================================================
ESB Financial Corporation              54                     1998 Annual Report

--------------------------------------------------------------------------------

       ESB Financial Corporation Executive Officers and Senior Management


                                      [PHOTO]


Seated, from left, Charlotte A. Zuschlag, Charles P. Evanoski and Robert C. Hilliard, CPA. Standing, from left, Robert J. Colalella, Frank D. Martz, Teresa Krukenberg, John T. Stunda, Todd F. Palkovich, Marilyn Scripko, John W. Donaldson, II, and Peter J. Greco.


                            Franklin Township Office
                        Grand Opening--September 8, 1998


                                    [PHOTO]


================================================================================
ESB Financial Corporation              55                     1998 Annual Report

Products and Services
--------------------------------------------------------------------------------


          QUALITY FINANCIAL SERVICE...

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

               Lending Products and Services:

                 . Conventional Fixed and Adjustable Rate Mortgage Loans . Construction / Permanent Residential Loans
                 .  Neighborhood Development Loans
                 .  Commercial Real Estate Loans
                 .  Commercial Business Loans
                 .  Commercial Lines of Credit
                 .  Letters of Credit
                 .  Consumer Lending:
                    - Automobile Loans
                    - Home Equity Loans
                    - Home Improvement Loans
                    - Personal Loans
                    - Share Loans
                 .  Education Loans

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

          FOR A QUALITY LIFE/TM/

                                    [LOGOS]

================================================================================
ESB Financial Corporation              56                     1998 Annual Report

Office Locations
--------------------------------------------------------------------------------

ESB BANK, F.S.B.
----------------                                [MAP]

Ellwood City
600 Lawrence Avenue
Ellwood City, PA   16117
(724) 758-5584

Aliquippa
2301 Sheffield Road
Aliquippa, PA   15001
(724) 378-4436

Ambridge
506 Merchant Street
Ambridge, PA   15003
(724) 266-5002

Center Township
1207 Brodhead Road
Monaca, PA   15061
(724) 774-0332

Coraopolis
900 Fifth Avenue
Coraopolis, PA   15108
(412) 264-8862

Fox Chapel
1060 Freeport Road
Pittsburgh, PA   15238
(412) 782-6500

Franklin Township
1793 Mercer Road
Ellwood City, PA   16117
(724) 752-2500

New Castle
Route 65
New Castle, PA  16101
(724) 654-7781

Troy Hill
1706 Lowrie Street
Pittsburgh, PA   15212
(412) 231-8238

Wexford
101 Wexford Bayne Road
Wexford, PA   15090
(724) 934-8989

Zelienople
Route 19
Zelienople, PA   16063
(724) 452-6500

                           ESB FINANCIAL CORPORATION
                              600 Lawrence Avenue
                       Ellwood City, Pennsylvania   16117
                             Phone:  (724) 758-5584