Form 10-K405, Exhibit 13
period 1999-12-31
ESB FINANCIAL CORP
filed 2000-03-30
CIK 872835

                                                                      Exhibit 13
                                     1999

                                                       ESB FINANCIAL CORPORATION
                                                                   ANNUAL REPORT

Table of Contents

          Consolidated Financial Highlights............................     1
          Letter to Stockholders.......................................     2
          Selected Consolidated Financial Data.........................     4
          Management's Discussion and Analysis of
               Financial Condition and Results of Operations...........     5
          Consolidated Financial Statements............................    21
          Notes to Consolidated Financial Statements...................    26
          Accountants' Report..........................................    50
          Stock and Dividend Information...............................    51
          Corporate Information........................................    53
          Board of Directors...........................................    54
          Corporate Officers, Advisory Board and Bank Officers.........    55
          Office Locations Opened in 1999..............................    56
          Office Locations.............................................    Inside Back Cover


            Company Profile

                    ESB Financial Corporation (Nasdaq: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, ESB Bank, F.S.B.
     [LOGO]
                    ESB Bank, F.S.B. is a federally chartered, FDIC-insured stock savings bank which conducts business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

                        Return on Stockholders' Equity
                       (excluding 1996 SAIF Assessment)

                             [GRAPH APPEARS HERE]

                             1995           7.44%
                             1996           8.08%
                             1997           8.64%
                             1998           9.10%
                             1999           9.93%


                     Earnings Per Share Growth (diluted)
                    Achieved 10% Growth Rate Over Periods
                       (excluding 1996 SAIF Assessment)

                             [GRAPH APPEARS HERE]

                             1995           $0.77
                             1996           $0.88
                             1997           $0.98
                             1998           $1.08
                             1999           $1.13

Consolidated Financial Highlights
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                             As of or for the
                                                          year ended December 31,

                                                          1999               1998          Change
                                                       ----------         ----------     ----------
     Total assets                                      $1,032,445         $  972,438          6%

     Loans receivable, net                                393,929            360,280          9%

     Total deposits                                       431,783            423,051          2%

     Net interest income                                   16,263             16,651         (2%)

     Net income                                             5,761              6,001         (4%)

     Stockholders' equity                                  49,882             61,083        (18%)

     Treasury stock, at cost                              (19,214)           (16,841)        14%

     Net income per share (diluted)                    $     1.13         $     1.08          5%

     Cash dividends per share                          $     0.36         $     0.35          3%

     Return on average assets                                0.57%              0.63%       (10%)

     Return on average stockholders' equity                  9.93%              9.10%         9%


                              Asset & Loan Growth
                                 (in millions)

                             [GRAPH APPEARS HERE]

              ASSETS            LOANS
1995          $  650            $184
1996          $  699            $217
1997          $  911            $337
1998          $  972            $360
1999          $1,032            $394


                          Percentage of Nonperforming
                            Assets to Total Assets

                             [GRAPH APPEARS HERE]

1995      1996      1997      1998       1999

0.13%     0.59%     0.45%     0.51%      0.43%


--------------------------------------------------------------------------------
ESB Financial Corporation                  1                  1999 Annual Report

Letter to Stockholders
--------------------------------------------------------------------------------

To Our Stockholders:


"Why should I invest my money in ESB Financial Corporation?" As President and Chief Executive Officer of the Company, I submit to you reflections on the challenges we faced in 1999 and the opportunities we embrace in 2000 as an answer to this very important and relevant question. Each year new challenges emerge and are confronted with great resolve. The year 1999 was no different. I am pleased to report to you that we met the challenges and competition of the banking industry and recorded our best earnings per share ever. We addressed the challenges and uncertainties of "Y2K" head-on and we met the challenge of growth by opening two new offices.

Opportunities were seized as we signed a definitive agreement to acquire SHS Bancorp, Inc. and acquired more real estate on Lawrence Avenue to expand our corporate headquarters. We converted to a "state of the art" data processing system to provide more alternatives and greater flexibility to service our customer's diversified banking requirements.

                                    [PHOTO]

                          Charlotte A. Zuschlag
                     President and Chief Executive Officer

CHALLENGES

ESB Financial Corporation is committed to enhance shareholder value through a philosophy of safety and soundness, customer service and satisfaction, and a well-defined strategic growth plan. With these tenets in mind, I am pleased to report that earnings per diluted share in 1999 increased to $1.13 compared to $1.08 in 1998. Return on average equity again increased in 1999 to 9.93% as compared to 9.10% in 1998. Company assets in 1999 rose to $1.03 billion as compared to $972.4 million in 1998, representing an increase of 6.2%. Asset growth in 1999 is reflected in the residential loan portfolio and in investment securities. A continued strong residential lending market combined with competitive products and responsive service resulted in total loan originations of $147.0 in 1999, representing a 4.7% net increase over 1998. Since 1990, when we converted to a public company, we have declared and paid a cash dividend to our shareholders each and every quarter. Again in 1999, the Board of Directors approved a common stock repurchase program and during the year 199,162 shares were repurchased at a weighted average cost of $14.26 per share.

During 1999 the Company successfully concluded a multiphase plan for achieving "Y2K" readiness and was fully operational for the year 2000. We worked very hard to ensure that our systems -from automated teller machines to the clocks that opened the vault doors - functioned properly on January 1, 2000. ESB Bank not only had our own systems tested, but those of our service providers, business partners, commercial customers and the other financial institution professionals with whom we do business. We did not overlook one of the most critical components of our operations and that was the trust and confidence of our customers. We hope to continue our good relationship with our customers and make a smooth transition to the new century.

To say that we are a community bank is one thing, to demonstrate it by example is another. ESB Bank demonstrated that in 1999 by opening two new community offices. The Wexford office was opened in January and the Springdale office was opened in December. The office in Wexford is conveniently located near the

--------------------------------------------------------------------------------
ESB Financial Corporation               2                     1999 Annual Report

--------------------------------------------------------------------------------

intersection of Routes 910 and 19, and the 12,800 square foot office complex includes our Wexford branch, the Loan Processing Center and THF, Inc., our wholly owned title insurance agency. Our Springdale branch is on the main street of town and has a very traditional bank lobby with polished wood and brass counters and glass teller windows. We look forward to a long and mutually beneficial relationship with these communities.

OPPORTUNITIES

In July, we signed a definitive merger agreement to acquire SHS Bancorp, Inc., headquartered on the North Shore of Pittsburgh. Spring Hill Savings Bank, FSB, the wholly owned subsidiary of SHS Bancorp had four offices, all in Allegheny County. This merger, which was completed on February 10, 2000, increased our branch office network to 16 community offices in Lawrence, Allegheny, Beaver and Butler counties and provided us with a presence in four additional Allegheny County neighborhoods in which we will emphasize the type of community banking that is the cornerstone of ESB Bank. I remain very confident that this merger will be accretive to ESB Financial Corporation shareholders within the first year.

What a tremendous feeling it is to say "we're out of space!" In order to accommodate internal growth and expansion attributable to our recent mergers, we found it necessary to acquire additional real estate on Lawrence Avenue. Demolition of the existing storefront at 610 Lawrence Avenue began on January 10, 2000 and our expanded facility is slated for occupancy by July 2000. In addition to the new office space, we began renovating the former "Moose Building" as well. This will increase our corporate headquarters to nearly 61,000 square feet.

ESB Financial Corporation is committed to providing you quality financial service for a quality life. As part of this commitment, we announced in January that ESB Financial Corporation and FISERV, Inc., formed a strategic partnership for data processing and information management systems for ESB Bank. FISERV, Inc. is a leading computer service corporation dedicated exclusively to data processing for financial institutions. As your full service community bank, ESB Bank must respond to the ever-changing technological environment. Your individual account, the one constant in this environment, is the basis of every financial transaction. We firmly believe that this new partnership with FISERV will provide ESB Bank with the most advanced technological customer service in the banking industry.

In closing, I would especially like to thank the Board of Directors, Executive and Senior Management and the nearly 210 other employees for their unselfish and untiring dedication to this Company. The challenges and opportunities I outlined to you would not have been possible without this group, a group that I consider to be the most valuable asset of the Company.

The confidence, trust, and support that you demonstrated throughout 1999 is very much appreciated. ESB Financial Corporation looks forward to the opportunities that 2000 and beyond present. We are committed to delivering "Quality Financial Service...For a Quality Life". I ask and encourage your comments and suggestions at any time.

Respectfully yours,

/s/ Charlotte A. Zuschlag

Charlotte A. Zuschlag
President and Chief Executive Officer

--------------------------------------------------------------------------------
ESB Financial Corporation             3                       1999 Annual Report

Selected Consolidated Financial Data
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                          -----------------------------------------------------------------
                                                                                 As of December 31,
Financial Condition Data                                        1999        1998        1997        1996          1995
------------------------                                  -----------------------------------------------------------------
   Total assets                                             $ 1,032,445   $ 972,438   $ 910,770   $ 698,735   $   659,371
   Securities                                                   561,125     545,049     518,021     444,329       442,783
   Loans receivable, net                                        393,929     360,280     336,757     216,865       183,878
   Deposits                                                     431,783     423,051     399,568     332,889       338,494
   Borrowed funds                                               543,627     480,382     435,170     309,195       259,472
   Stockholders' equity                                          49,882      61,083      68,509      51,543        54,926
   Stockholders' equity per common share (1)                $      9.78   $   11.60   $   11.82   $   10.92   $     11.38
                                                          -----------------------------------------------------------------
                                                                                For the year ended December 31,
Operations Data                                                 1999        1998        1997       1996(2)        1995
---------------                                           -----------------------------------------------------------------
   Interest income                                          $    64,792   $  63,791   $  55,011   $  46,891   $    44,357
   Interest expense                                              48,529      47,140      38,346      32,629        30,219
                                                          -------------- ----------- ----------- ----------- --------------
   Net interest income                                           16,263      16,651      16,665      14,262        14,138
   Provision for loan losses                                         54           5         799         873            13
                                                          -------------- ----------- ----------- ----------- --------------
   Net interest income after provision for loan losses           16,209      16,646      15,866      13,389        14,125
   Noninterest income                                             3,056       1,939       1,075         679           772
   Noninterest expense                                           12,427      11,067       9,510      10,535         8,962
                                                          -------------- ----------- ----------- ----------- --------------
   Income before income taxes                                     6,838       7,518       7,431       3,533         5,935
   Provision for income taxes                                     1,077       1,517       1,984         703         1,967
                                                          -------------- ----------- ----------- ----------- --------------
   Net income                                               $     5,761   $   6,001   $   5,447   $   2,830   $     3,968
                                                          ============== =========== =========== =========== ==============
   Basic net income per common share (1)                    $      1.16   $    1.12   $    1.02   $    0.61   $      0.81
   Diluted net income per common share (1)                  $      1.13   $    1.08   $    0.98   $    0.59   $      0.77
                                                          -----------------------------------------------------------------
                                                                       As of or for the year ended December 31,
Other Data                                                      1999        1998        1997       1996(2)        1995
----------                                                -----------------------------------------------------------------
   Performance Ratios (for the year ended)
      Return on average assets                                     0.57%       0.63%       0.68%       0.41%         0.61%
      Return on average equity                                     9.93%       9.10%       8.64%       5.47%         7.44%
      Average equity to average assets                             5.79%       6.93%       7.92%       7.50%         8.24%
      Interest rate spread (3)                                     1.77%       1.70%       1.95%       1.98%         1.93%
      Net interest margin (3)                                      1.97%       2.06%       2.34%       2.33%         2.33%
      Efficiency ratio (3)                                        54.34%      49.13%      45.56%      47.98%        55.40%
      Noninterest expense to average assets                        1.24%       1.16%       1.20%       2.71%         1.39%
      Dividend payout ratio (4)                                   31.86%      32.59%      31.80%     120.00%        38.80%
   Asset Quality Ratios (as of year end)
      Non-performing loans to total loans                          1.04%       1.31%       1.08%       1.80%         0.42%
      Non-performing assets to total assets                        0.43%       0.51%       0.45%       0.59%         0.13%
      Allowance for loan losses to total loans                     1.16%       1.26%       1.36%       1.46%         1.29%
      Allowance for loan losses to non-performing loans          111.29%      96.67%     126.43%      81.02%       309.26%
   Capital Ratios (as of year end)
      Stockholders' equity to assets                               4.83%       6.28%       7.52%       7.38%         8.33%
      Tangible stockholders' equity to tangible assets             4.25%       5.61%       6.76%       6.78%         7.65%
---------------------------------------------------------------------------------------------------------------------------

(1) Stockholders' equity per common share, basic net income per common share and diluted net income per common share for the years ended December 31, 1997 through December 31, 1995 have been adjusted for the 10% stock dividend declared and paid in the second quarter of 1998.

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

--------------------------------------------------------------------------------
ESB Financial Corporation              4                      1999 Annual Report

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

ESB is a federally chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank which conducts business through 16 offices (including the Spring Hill Savings Bank, F.S.B. offices acquired as of February 10, 2000) in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates a wholly-owned subsidiary, AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company.

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

--------------------------------------------------------------------------------
ESB Financial Corporation              5                      1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Significant Financial Events in 1999
------------------------------------

Data Processing Conversion

On February 13, 1999, the Company completed a conversion of its third party provided legacy computer system to another third party provided relational database system. The decision to change third-party providers centered on technology issues. The capitalized costs of $1.4 million associated with the conversion are being depreciated over seven years.

Agreement and Plan of Reorganization

On July 21, 1999, the Company entered into an Agreement and Plan of Reorganization with SHS Bancorp, Inc. ("SHS"), parent company of Spring Hill Savings Bank, F.S.B., pursuant to which SHS shall be merged with and into the Company, with the Company as the surviving corporation.

Under the terms of the agreement, each shareholder of SHS had the right to elect to receive either $17.80 in cash or 1.30 shares of Company common stock for each share of SHS common stock owned. The total merger consideration was payable 60% in Company common stock and 40% in cash. The Company consummated the transaction on February 10, 2000.

At December 31, 1999, SHS had total consolidated assets of $90.9 million, total consolidated liabilities of $79.1 million, including total consolidated deposits of $67.0 million and consolidated stockholders' equity of $11.8 million.

Opening of the Wexford and Springdale Branches

On January 19, 1999, the Company opened its newly constructed full service, branch office located in Wexford, Allegheny County, a quarter mile north of the former branch location. The office space is leased from ESB Bank Building Associates, a joint venture of AMSCO, Inc., ESB's wholly owned subsidiary.

On December 6, 1999, the Company opened a full service, branch office located in Springdale, Allegheny County. The building, a former branch office of another financial institution, was purchased on January 15, 1999.

Significant Financial Events in 1998
------------------------------------

Merger of Troy Hill Federal Savings Bank with and into ESB

On June 11, 1998, Troy Hill Federal Savings Bank (Troy Hill) was merged with and into ESB, with ESB as the surviving institution.

Stock Dividend

On April 17, 1998, the Board of Directors declared a 10% stock dividend to stockholders of record on May 15, 1998 and payable on May 29, 1998. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable.


--------------------------------------------------------------------------------
ESB Financial Corporation              6                      1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Opening of the Franklin Township Branch

On September 8, 1998, the Company opened its newly constructed full service branch office located in Franklin Township, Beaver County, adjacent to the Franklin Township shopping plaza where the branch office was previously located.

Changes in Financial Condition
------------------------------

General. The Company's total assets increased a net $60.0 million or 6.2% to $1.03 billion at December 31, 1999 from $972.4 million at December 31, 1998. This increase was primarily due to a net increase in cash and cash equivalents of $2.5 million, securities of $16.1 million, loans receivable of $33.6 million, premises and equipment of $687,000, other assets of $6.2 million, and bank owned life insurance of $778,000.

The increase in the Company's total assets reflects a corresponding increase in total liabilities of $71.2 million or 7.8% to $982.6 million at December 31, 1999 from $911.4 million at December 31, 1998 and a decrease in total stockholders' equity of $11.2 million or 18.3% to $49.9 million at December 31, 1999 from $61.1 million at December 31, 1998. The increase in total liabilities was primarily due to increases in deposits of $8.7 million, borrowed funds of $63.2 million, guaranteed preferred beneficial interest in subordinated debt of $44,000, advance payments by borrowers for taxes and insurance of $168,000, offset by a decrease in other liabilities of $937,000. The net decrease in total stockholders' equity can be attributed primarily to a decrease in accumulated other comprehensive income of $12.3 million, an increase in treasury stock of $2.4 million and an increase in unearned Employee Stock Ownership Plan ("ESOP") shares of $395,000, offset by increases in additional paid-in-capital of $238,000 and retained earnings of $3.6 million.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $2.5 million to $12.8 million at December 31, 1999 from $10.3 million at December 31, 1998. These accounts are typically increased by deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase between December 31, 1999 and December 31, 1998 can be attributed principally to increases in deposits and borrowed funds.

Securities. The Company's securities portfolio increased a net $16.1 million or 2.9% to $561.1 million at December 31, 1999 from $545.0 million at December 31, 1998. This net increase was the result of $203.7 million of purchases consisting primarily of $202.3 million of mortgage-backed securities and $1.4 million of equities, partially offset by $94.6 million of maturities and repayments of principal, and $73.8 million of securities sold consisting primarily of $55.5 million of mortgage-backed securities, $17.7 million of municipal securities, $646,000 of equity securities and an increase in the unrealized loss on securities available for sale of $12.3 million (before taxes) during the year.

On June 30, 1999, the Company reclassified its held to maturity (HTM) portfolio to the available for sale (AFS) portfolio. The transfer of securities from the HTM portfolio has provided the Company with greater flexibility to restructure the portfolio as needed, in order to attain the maximum overall yield on the investment portfolio while maintaining acceptable levels of interest rate risk.

Loans receivable. Net loans receivable increased a net $33.6 million or 9.3% to $393.9 million at December 31, 1999 from $360.3 million at December 31, 1998. The increase in loans receivable can be attributed to internal growth within the Company's mortgage loan portfolio. Mortgage loans increased $37.3 million or 12.1% while other loans decreased $2.9 million or 4.0%. Partially offsetting the net increase in loans receivable was a nominal increase in the Company's allowance for loan losses of $8,000, and $724,000 and $73,000 of increases in loans in process and deferred loan fees, respectively.


--------------------------------------------------------------------------------
ESB Financial Corporation              7                      1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets decreased $597,000 to $4.4 million or 0.43% of total assets at December 31, 1999 from $5.0 million or 0.51% of total assets at December 31, 1998. Non-performing assets consisted of non-performing loans and REO of $4.3 million and $71,000, respectively, at December 31, 1999 and non-performing loans and REO of $5.0 million and $21,000, respectively, at December 31, 1998.

Accrued interest receivable. Accrued interest receivable increased $79,000 or 1.2% to $6.9 million at December 31, 1999 from $6.8 million at December 31, 1998, due primarily to the increase in average interest-earning assets between years.

FHLB stock. FHLB stock remained at $18.4 million at December 31, 1999, compared to December 31, 1998.

Premises and equipment. Premises and equipment increased $687,000 or 11.1% to $6.9 million at December 31, 1999 from $6.2 million at December 31, 1998, primarily as a result of the third party provided relational database system and the new Wexford and Springdale branch offices.

Prepaid expenses and other assets. Prepaid expenses and other assets increased $6.2 million or 60.1% to $16.6 million at December 31, 1999 from $10.4 million at December 31, 1998. This net increase can primarily be attributed to an increase in deferred tax assets of $6.1 million associated with the Company's Statement of Financial Accounting Standards (SFAS) No. 115 mark to market adjustments of the available for sale securities portfolio.

Bank owned life insurance. Bank owned life insurance is universal life insurance, purchased by the Bank, on the lives of thirty-five employees. The beneficial aspects of these universal life insurance policies are tax-free growth and a tax-free death benefit which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. The cash surrender value as of December 31, 1999 is $15.8 million.

Deposits. Total deposits increased $8.7 million or 2.1% to $431.8 million at December 31, 1999 from $423.1 million at December 31, 1998. For the year, in total, interest-bearing demand deposits increased $9.5 million or 6.0%, time deposits decreased $2.8 million or 1.1% and noninterest-bearing deposits increased $2.1 million or 34.9%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance increased $168,000 or 5.3% to $3.3 million at December 31, 1999 from $3.2 million at December 31, 1998.

Borrowed funds. Borrowed funds include primarily FHLB advances and reverse repurchase agreement borrowings. Borrowed funds increased $63.2 million or 13.8% to $519.6 million at December 31, 1999 from $456.4 million at December 31, 1998. This increase was primarily the result of the Company utilizing reverse repurchase agreement borrowings and FHLB advances to fund the increase in loans receivable and securities. FHLB advances increased $11.5 million or 3.8% and reverse repurchase agreement and other borrowings increased $51.6 million or 34.3%.

Accrued expenses and other liabilities. Accrued expenses and other liabilities decreased $937,000 or 19.7% to $3.8 million at December 31, 1999 from $4.8 million at December 31, 1998.

Stockholders' equity. Stockholders' equity decreased by $11.2 million or 18.3% to $49.9 million at December 31, 1999 from $61.1 million at December 31, 1998. This decrease was primarily the result of dividends declared of $1.8 million, net treasury stock purchases of $2.4 million, a $395,000 increase in unearned ESOP shares and an unrealized loss on securities available for sale of $12.3 million, partially offset by net income of $5.8 million.

--------------------------------------------------------------------------------
ESB Financial Corporation              8                     1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Results of Operations
--------------------------------

General. The Company reported net income of $5.8 million, $6.0 million and $5.4 million in 1999, 1998 and 1997, respectively.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

---------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                                                 Year ended December 31,
                                                               1999                                   1998
                                                ------------------------------------- -------------------------------------
                                                  Average                    Yield /      Average                  Yield /
                                                  Balance      Interest       Rate        Balance     Interest      Rate
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
------------------------
  Taxable securities available for sale         $    440,546  $    28,339     6.43%    $    388,208  $   25,379     6.54%
  Tax-exempt securities available for sale            92,860        7,633     8.22%          84,077       6,855     8.15%
  Taxable securities held to maturity                 23,348        1,211     5.19%          70,311       4,101     5.83%
  Tax-exempt securities held to maturity               3,664          266     7.26%           8,156         673     8.25%
                                                ------------- ------------ ---------  -------------- ----------- ---------
                                                     560,418       37,449     6.68%         550,752      37,008     6.72%
                                                ------------- ------------ ---------  -------------- ----------- ---------
  Mortgage loans                                     307,077       23,257     7.57%         288,279      22,452     7.79%
  Other loans                                         69,171        5,299     7.66%          66,821       5,400     8.08%
                                                ------------- ------------ ---------  -------------- ----------- ---------
                                                     376,248       28,556     7.59%         355,100      27,852     7.84%
                                                ------------- ------------ ---------  -------------- ----------- ---------
  Cash equivalents                                     8,000          252     3.15%           8,341         298     3.57%
  FHLB stock                                          18,435        1,222     6.63%          18,329       1,191     6.50%
                                                ------------- ------------ ---------  -------------- ----------- ---------
                                                      26,435        1,474     5.58%          26,670       1,489     5.58%
                                                ------------- ------------ ---------  -------------- ----------- ---------
  Total interest-earning assets                      963,101       67,479     7.01%         932,522      66,349     7.12%
  Other noninterest-earning assets                    39,991            -        -           19,494           -        -
                                                ------------- ------------ ---------  -------------- ----------- ---------
      Total assets                              $  1,003,092  $    67,479     6.73%    $    952,016  $   66,349     6.97%
                                                ============= ============ =========  ============== =========== =========
Interest-bearing liabilities:
-----------------------------
  Interest-bearing demand deposits              $    162,501  $     3,877     2.39%    $    152,175  $    3,905     2.57%
  Time deposits                                      254,869       13,540     5.31%         251,111      13,735     5.47%
                                                ------------- ------------ ---------  -------------- ----------- ---------
                                                     417,370       17,417     4.17%         403,286      17,640     4.37%
  FHLB advances                                      319,011       19,516     6.12%         328,935      20,771     6.31%
  Reverse repo's & other borrowings                  166,012        9,370     5.64%         113,696       6,508     5.72%
  Preferred securities                                24,049        2,226     9.26%          24,030       2,221     9.24%
                                                ------------- ------------ ---------  -------------- ----------- ---------
  Total interest-bearing liabilities                 926,442       48,529     5.24%         869,947      47,140     5.42%
  Noninterest-bearing demand deposits                 11,339            -        -            8,988           -        -
  Other noninterest-bearing liabilities                7,276            -        -            7,103           -        -
                                                ------------- ------------ ---------  -------------- ----------- ---------
      Total liabilities                              945,057       48,529     5.14%         886,038      47,140     5.32%
      Stockholders' equity                            58,035            -        -           65,978           -        -
                                                ------------- ------------ ---------  -------------- ----------- ---------
      Total liabilities and equity              $  1,003,092  $    48,529     4.84%    $    952,016  $   47,140     4.95%
                                                ============= ============ =========  ============== =========== =========

Net interest income                                           $    18,950                            $   19,209
                                                              ============                           ===========
Interest rate spread (difference between
  weighted average rate on interest-earning
  assets and interest-bearing liabilities)                                    1.77%                                 1.70%
                                                                           =========                             =========

Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                    1.97%                                 2.06%
                                                                           =========                             =========

-------------------------------------------------------------------------------------
(Dollar amounts in thousands)
                                                               1997
                                                -------------------------------------
                                                  Average                    Yield /
                                                  Balance      Interest       Rate
-------------------------------------------------------------------------------------
Interest-earning assets:
------------------------
  Taxable securities available for sale         $    307,504  $    20,935     6.81%
  Tax-exempt securities available for sale            51,464        4,410     8.57%
  Taxable securities held to maturity                 90,824        5,464     6.02%
  Tax-exempt securities held to maturity                 863           67     7.76%
                                                ------------- ------------ ---------
                                                     450,655       30,876     6.85%
                                                ------------- ------------ ---------
  Mortgage loans                                     245,552       19,493     7.94%
  Other loans                                         58,380        4,738     8.12%
                                                ------------- ------------ ---------
                                                     303,932       24,231     7.97%
                                                ------------- ------------ ---------
  Cash equivalents                                     7,149          374     5.23%
  FHLB stock                                          16,612        1,053     6.34%
                                                ------------- ------------ ---------
                                                      23,761        1,427     6.01%
                                                ------------- ------------ ---------
  Total interest-earning assets                      778,348       56,534     7.26%
  Other noninterest-earning assets                    16,913            -        -
                                                ------------- ------------ ---------
      Total assets                              $    795,261  $    56,534     7.11%
                                                ============= ============ =========
Interest-bearing liabilities:
-----------------------------
  Interest-bearing demand deposits              $    151,909  $     3,922     2.58%
  Time deposits                                      224,428       12,707     5.66%
                                                ------------- ------------ ---------
                                                     376,337       16,629     4.42%
  FHLB advances                                      327,683       20,624     6.29%
  Reverse repo's & other borrowings                   16,297          955     5.86%
  Preferred securities                                 1,543          138     8.91%
                                                ------------- ------------ ---------
  Total interest-bearing liabilities                 721,860       38,346     5.31%
  Noninterest-bearing demand deposits                  4,665            -        -
  Other noninterest-bearing liabilities                5,717            -        -
                                                ------------- ------------ ---------
      Total liabilities                              732,242       38,346     5.24%
      Stockholders' equity                            63,019            -        -
                                                ------------- ------------ ---------
      Total liabilities and equity              $    795,261  $    38,346     4.82%
                                                ============= ============ =========

Net interest income                                           $    18,188
                                                              ============
Interest rate spread (difference between
  weighted average rate on interest-earning
  assets and interest-bearing liabilities)                                    1.95%
                                                                           =========
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                    2.34%
                                                                           =========
-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation              9                      1999 Annual Report

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

----------------------------------------------------------------------------------------------------------------
(In thousands)                                        1999 vs. 1998                       1998 vs. 1997

                                               Increase (decrease) due to          Increase (decrease) due to
                                            ---------------------------------   --------------------------------
                                              Volume       Rate       Total       Volume      Rate       Total
----------------------------------------------------------------------------------------------------------------
Interest income:
  Securities                                 $    647   $    (206)  $     441   $   6,737  $    (605)  $  6,132
  Loans                                         1,624        (920)        704       4,019       (398)     3,621
  Cash equivalents                                (12)        (34)        (46)         56       (132)       (76)
  FHLB stock                                        7          24          31         111         27        138
                                            ---------- ----------- ----------   ---------- ----------- ---------

  Total interest-earning assets                 2,266      (1,136)      1,130      10,923     (1,108)     9,815
                                            ---------- ----------- ----------   ---------- ----------- ---------

Interest expense:
  Deposits                                        604        (827)       (223)      1,180       (169)     1,011
  FHLB advances                                  (617)       (638)     (1,255)         79         68        147
  Reverse repurchases & other borrowings        2,954         (92)      2,862       5,576        (23)     5,553
  Subordinated debt                                 2           3           5       2,078          5      2,083
                                            ---------- ----------- ----------   ---------- ----------- ---------

  Total interest-bearing liabilities            2,943      (1,554)      1,389       8,913       (119)     8,794
                                            ---------- ----------- ----------   ---------- ----------- ---------

Net interest income                          $   (677)  $     418   $    (259)  $   2,010  $    (989)  $  1,021
                                            ========== =========== ==========   ========== =========== =========
----------------------------------------------------------------------------------------------------------------


1999 Results Compared to 1998 Results


General. The Company reported net income of $5.8 million and $6.0 million for 1999 and 1998, respectively. The $240,000 decrease in net income between 1999 and 1998 can primarily be attributed to an increase in interest expense of $1.4 million, provision for loan losses of $49,000, and noninterest expense of $1.4 million, offset by increases in interest income of $1.0 million and noninterest income of $1.1 million and a decrease in the provision for income taxes of $440,000.

Net interest income. Tax equivalent net interest income decreased $259,000 or 1.3% to $19.0 million for 1999, compared to $19.2 million for 1998. This decrease in net interest income can be attributed to an increase in interest expense of $1.4 million, offset by an increase in interest income of $1.1 million.

Interest income. On a tax equivalent basis, interest income increased $1.1 million or 1.7% to $67.5 million for 1999, compared to $66.3 million for 1998. This increase in interest income can be attributed to increases in interest earned on securities, loans receivable and FHLB stock of $441,000, $704,000 and $31,000, respectively, partially offset by a decrease in interest earned on cash equivalents of $46,000.

Interest earned on securities increased $441,000 to $37.4 million for 1999, compared to $37.0 million for 1998 as average balances increased $9.7 million. Partially offsetting this volume increase was a slight decline in the yield on securities to 6.68% for 1999 compared to 6.72% for 1998.

--------------------------------------------------------------------------------
ESB Financial Corporation              10                     1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Interest earned on loans receivable increased $704,000 or 2.5% to $28.6 million for 1999, compared to $27.9 million for 1998. This increase was primarily attributable to an increase in the average balance of loans outstanding of $21.1 million or 6.0% to $376.2 million for 1999 compared to $355.1 million for 1998. Partially offsetting this volume increase was a decline in the yield on loans to 7.59% for 1999, compared to 7.84% for 1998.

Interest earned on cash equivalents decreased $46,000 to $252,000 for 1999, compared to $298,000 for 1998 as the average balance decreased $341,000 or 4.1% and the yield decreased to 3.15% for 1999, compared to 3.57% for 1998.

Income from FHLB stock increased $31,000 to $1.2 million for 1999, compared to 1998 as the yield increased to 6.63% for 1999, compared to 6.50% for 1998.

Interest expense. Interest expense increased $1.4 million or 2.9% to $48.5 million for 1999, compared to $47.1 million for 1998. This increase in interest expense can be attributed to increases in interest incurred on reverse repurchases and other borrowings, and subordinated debt of $2.9 million and $5,000, respectively, partially offset by decreases in interest incurred on deposits and FHLB advances of $223,000 and $1.3 million, respectively.

Interest incurred on deposits decreased $223,000 or 1.3% to $17.4 million for 1999, compared to $17.6 million for 1998. This decrease was primarily attributable to a decrease in the cost of deposits to 4.17% for 1999, compared to 4.37% for 1998, partially offset by an increase in the average balance of interest-bearing deposits of $14.1 million or 3.5% to $417.4 million for 1999, compared to $403.3 million for 1998.

Interest incurred on FHLB advances decreased $1.3 million or 6.0% to $19.5 million for 1999, compared to $20.8 million for 1998. This decrease was primarily attributable to a decrease in the average balance of FHLB advances of $9.9 million or 3.0% to $319.0 million for 1999, compared to $328.9 million for 1998. Also contributing to the decrease in interest incurred on FHLB advances was a decrease in the cost of these funds to 6.12% for 1999, compared to 6.31% for 1998.

Interest incurred on reverse repurchases and other borrowings increased $2.9 million to $9.4 million for 1999, compared to $6.5 million for 1998. The increase was primarily attributable to an increase in the average balance of reverse repurchases and other borrowings of $52.3 million or 46.0% to $166.0 million for 1999, compared to $113.7 million for 1998. The increase in the average balance was a result of the Company's decision to enter into reverse repurchase agreements during the period due to their lower cost of funds. Partially offsetting this increase in the average balance was a decrease in the cost of these funds to 5.64% for 1999, compared to 5.72% for 1998.

Interest expense on subordinated debt increased $5,000 to $2.2 million for 1999, compared to 1998. The average balance of the subordinated debt increased $19,000 to $24.0 million for 1999, compared to 1998. Also contributing to the increase in interest incurred on subordinated debt was an increase due to amortization of the deferred debt issuance cost in 1999, compared to 1998.

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

--------------------------------------------------------------------------------
ESB Financial Corporation              11                     1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

The provision for loan losses increased $49,000 to $54,000 for 1999, compared to $5,000 for 1998. The increase in the provision for loan losses can be attributed to a slight increase in the Company's reserve percentage for loans classified as substandard.

As a result of the provision for loan losses recorded during 1999 and 1998, the Company's allowance for loan losses amounted to $4.8 million or 1.16% of the Company's total loan portfolio at December 31, 1999, compared to $4.8 million or 1.26% at December 31, 1998. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 1999 and 1998 was 111.3% and 96.7%, respectively.

At December 31, 1999, the Company had $1.6 million in outstanding Bennett Funding Group leases, compared to $1.9 million at December 31, 1998. The total loan loss reserves associated with these leases was $1.6 million at December 31, 1999.

Noninterest income. Noninterest income increased $1.1 million or 57.6% to $3.1 million for 1999, compared to $1.9 million for 1998. This increase can be attributed to increases in net realized gains on sales of securities available for sale of $167,000, the cash surrender value of the bank owned life insurance of $771,000 and other noninterest income of $307,000, offset by a decrease in fees and service charges of $128,000. The decrease in fees and service charges of $128,000 can primarily be attributable to decreases in late charges and service fees on loans and servicing fees on NOW accounts of $85,000 and $46,000, respectively.

Noninterest expense. Noninterest expense increased $1.4 million or 12.3% to $12.4 million for 1999, compared to $11.1 million for 1998. This increase can be attributed to increases in compensation and employee benefits, premises and equipment, federal insurance premiums, data processing expense and other expenses of $592,000, $427,000, $5,000, $78,000 and $258,000, respectively.

Compensation and employee benefits expense increased $592,000 or 9.6% to $6.8 million for 1999, compared to $6.2 million for 1998. This increase can be attributed to additional staffing needs of the Company and normal salary increases between the years.

Premises and occupancy expense increased $427,000 or 39.2% to $1.5 million for 1999, compared to $1.1 million for 1998. This increase can be attributed to the depreciation expense related to the new Wexford building opened in January of 1999 and a full twelve months of depreciation expense related to the new Franklin Township branch office which was opened in September of 1998, offset by a reduction in depreciation expense related to certain assets becoming fully depreciated near the end of 1998 and the beginning of 1999.

Federal insurance premiums expense increased $5,000 or 2.0% to $250,000 for 1999, compared to $245,000 for 1998. The increase can be attributed to the increase in deposits of $8.7 million or 2.1% to $431.8 million for 1999, compared to $423.1 million for 1998.

Data processing expense increased $78,000 or 16.1% to $563,000 for 1999, compared to $485,000 for 1998. This increase can be attributed to the costs associated with the Company's new third party provided relational database system.

Other expenses increased $258,000 or 8.4% to $3.3 million for 1999, compared to $3.1 million for 1998. This increase can primarily be attributed to a write-down of real estate held for future development of $205,000 and an increase in organizational dues and subscriptions of $45,000.

Provision for income taxes. The provision for income taxes decreased $440,000 or 29.0% to $1.1 million for 1999, compared to $1.5 million for 1998. This decrease was primarily the result of a decrease in income before income taxes of $680,000 or 9.0% to $6.8 million for 1999, compared to $7.5 million for 1998.

--------------------------------------------------------------------------------
ESB Financial Corporation              12                     1999 Annual Report

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

--------------------------------------------------------------------------------
ESB Financial Corporation              13                     1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

contributing to the increase in interest incurred on FHLB advances was an increase in the cost of these funds to 6.32% for 1998, compared to 6.29% for 1997.

Interest incurred on reverse repurchases and other borrowings increased $5.6 million to $6.5 million for 1998, compared to $955,000 for 1997. The increase was primarily attributable to an increase in the average balance of reverse repurchases and other borrowings of $97.4 million or 597.6% to $113.7 million for 1998, compared to $16.3 million for 1997. The increase in the average balance was a result of the Company's decision to enter into reverse repurchase agreements during the period due to their lower cost of funds. Partially offsetting this increase in average balances was a decrease in the cost of these funds to 5.72% for 1998, compared to 5.86% for 1997.

Interest expense on subordinated debt increased $2.1 million to $2.2 million for 1998, compared to $138,000 for 1997. The average balance of the subordinated debt increased $22.5 million to $24.0 million for 1998, compared to $1.5 million for 1997. Also contributing to the increase in interest incurred on subordinated debt was an increase due to amortization of the deferred debt issuance cost in 1998, compared to 1997. Additionally, the interest expense on the subordinated debt was incurred for the entire year in 1998 as compared to incurring less than a month's worth of interest expense during 1997.

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

--------------------------------------------------------------------------------
ESB Financial Corporation              14                     1999 Annual Report

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

Provision for income taxes. The provision for income taxes decreased $467,000 or 23.5% to $1.5 million for 1998, compared to $2.0 million for 1997. This decrease was primarily the result of an increase in income from tax-free investments of $45.3 million or 84.1% to $99.0 million for 1998, compared to $54.7 million for 1997.

Asset and Liability Management
------------------------------

The primary objective of the Company's asset and liability management function is to maximize the Company's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company's operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company's asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial

--------------------------------------------------------------------------------
ESB Financial Corporation              15                     1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Officer, Group Senior Vice President/Operations and the Group Senior Vice President/Lending This committee, which meets at least quarterly, generally monitors various asset and liability management policies and strategies which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities and (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) the purchase of off-balance sheet interest rate caps which help to insulate the Bank's interest rate risk position from increases in interest rates and (iv) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and reverse repurchase agreements.

As of December 31, 1999, the implementation of these asset and liability initiatives resulted in the following: (i) $180.4 million or 43.4% of the Company's total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $126.4 million or 44.0% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $87.0 million or 21.9% of the Company's portfolio of mortgage-backed securities were secured by ARMs and (iv) the Company had $100.0 million in notional amount of interest rate caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company's products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets which are scheduled to mature or reprice within one year and its interest-bearing liabilities which are scheduled to mature or reprice within one year. At December 31, 1999, the Company's interest-earning assets maturing or repricing within one year totaled $374.1 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $489.4 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $115.3 million or a negative 11.2% of total assets. At December 31, 1999, the percentage of the Company's assets to liabilities maturing or repricing within one year was 76.4%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.



--------------------------------------------------------------------------------
ESB Financial Corporation              16                     1999 Annual Report

Management's Discussion  and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 1999 which are expected to mature, prepay or reprice in each of the future time periods presented:

---------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                            Due in     Due within   Due within   Due within    Due in
                                                        six months  six months     one to      three to      over
                                                         or less    to one year  three years  five years   five years    Total
---------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                            $263,626    $ 110,425    $ 197,967   $ 123,528   $  302,293    $  997,839
Total interest-bearing liabilities                        301,088      188,282      308,616      66,579      102,830       967,395
                                                         --------    ---------    ---------   ---------   ----------    ----------
Maturity or repricing gap during the period              $(37,462)   $ (77,857)   $(110,649)  $  56,949   $  199,463    $   30,444
                                                         ========    =========    =========   =========   ==========    ==========
Cumulative gap                                           $(37,462)   $(115,319)   $(225,968)  $(169,019)  $   30,444
                                                         ========    =========    =========   =========   ==========
Ratio of gap during the period  to total assets             (3.63%)      (7.54%)     (10.72%)      5.52%       19.32%
                                                         ========    =========    =========   =========   ==========
Ratio of cumulative gap to total assets                     (3.63%)     (11.17%)     (21.89%)    (16.37%)       2.95%
                                                         ========    =========    =========   =========   ==========
Total assets                                                                                                            $1,032,445
                                                                                                                        ==========
----------------------------------------------------------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
ESB Financial Corporation              17                    1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 1999 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 1999 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 1999 for portfolio equity:

------------------------------------------------------------------------------------------------------------
                                                                          Increase             Decrease
                                                                   --------------------    -----------------
                                                                   +100      +200             -100    -200
                                                                    BP        BP               BP      BP
------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                         (1.85%)    (2.52%)          0.66%   1.09%

Return on average equity - increase (decrease)                    (3.21%)    (4.40%)          1.10%   1.83%

Diluted earnings per share - increase (decrease)                  (3.34%)    (4.61%)          1.11%   1.83%

Portfolio equity - increase (decrease)                           (18.75%)   (38.13%)         16.63%  29.63%
------------------------------------------------------------------------------------------------------------

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 1998 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 1998 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 1998 for portfolio equity:

---------------------------------------------------------------------------------------------------------------
                                                                              Increase              Decrease
                                                                           --------------       ---------------
                                                                           +100      +200        -100      -200
                                                                            BP        BP          BP        BP
----------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                                   4.52%     6.83%      (2.03%)  (4.31%)

Return on average equity - increase (decrease)                              7.62%    19.98%      (3.46%)  (7.39%)

Diluted earnings per share - increase (decrease)                            7.69%    12.50%      (3.85%)  (7.69%)

Portfolio equity - increase (decrease)                                    (12.05%)  (26.99%)     11.04%   20.88%
----------------------------------------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
ESB Financial Corporation              18                    1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

ESB is required by the OTS to maintain minimum levels of liquidity to ensure its ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The liquidity requirement is calculated as a percentage of deposits and short-term borrowings, as defined by the OTS, and currently must be maintained at amounts not less than 4.0%.

The Banks' liquidity ratio fluctuates depending primarily upon deposit flows but have been consistently maintained at levels in excess of the required percentage. At December 31, 1999 the liquidity ratio was in compliance with regulatory requirements at 18.1%. The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 4.0% of adjusted total assets and risk-based capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 5.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy. At December 31, 1999, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.5%, 6.5% and 16.9%, respectively.

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

Recent Accounting and Regulatory Pronouncements
-----------------------------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure the instruments at their fair value. A derivative may be designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement was to be effective for fiscal years beginning June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an

--------------------------------------------------------------------------------
ESB Financial Corporation              19                     1999 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

amendment of FASB Statement No. 133", which delays the effective date of SFAS No. 133 to the first quarter of fiscal years beginning after June 15, 2000.

Year 2000
---------

Year 2000 issues result from the inability of many computer programs or computerized equipment to accurately calculate, store or use data for the year 2000 or later. These potential shortcomings could result in a system failure or miscalculations causing disruptions of operation, including among other things, a temporary inability to process transactions, track important customer information, provide convenient access to this information, or engage in normal business operations. While lingering concern exists about certain dates during Year 2000, the most significant date, January 1, 2000, has passed without incident. As a result of its diligent efforts, the Company is pleased to report no interruptions of business or financial losses resulting from Year 2000 Issues.

During 1999 the Company expensed $39,000 which was associated with year 2000. The costs incurred in 1999 related to testing the Company's largest third-party provider's data processing system and customer awareness communications. Direct and indirect costs associated with Year 2000 issues have not had a significant impact on the Company's consolidated financial statements to date and management does not anticipate that any such future costs will be of a material nature.

The above Year 2000 readiness disclosures are made for the sole purpose of communicating or disclosing information aimed at correcting and/or avoiding Year 2000 failures. These statements are made with the intention to comply fully with the Year 2000 Information and Readiness Disclosure Act as signed into law October 19, 1998. All statements made herein shall be construed within the confines of that Act.



--------------------------------------------------------------------------------
ESB Financial Corporation              20                     1999 Annual Report

Consolidated Statement of Financial Condition
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                   December 31,
                                                                          ----------------------------
                                                                                1999         1998
                                                                          -------------- -------------
                                Assets
                                ------

Cash on hand and in banks                                                   $     6,712   $     3,140
Interest-earning deposits                                                         5,780         6,534
Federal funds sold                                                                  269           629
Securities available for sale; cost of $579,046 and $480,537                    561,125       481,234
Securities held to maturity; market value of $64,033                                  -        63,815
Loans receivable, net of allowance for loan losses of $4,823 and $4,815         393,929       360,280
Accrued interest receivable                                                       6,871         6,792
Federal Home Loan Bank (FHLB) stock                                              18,435        18,435
Premises and equipment, net                                                       6,880         6,193
Real estate acquired through foreclosure, net                                        71            21
Prepaid expenses and other assets                                                16,589        10,359
Bank owned life insurance                                                        15,784        15,006
                                                                          -------------- -------------

     Total assets                                                           $ 1,032,445   $   972,438
                                                                          ============== =============

                 Liabilities and Stockholders' Equity
                 ------------------------------------

Liabilities:
   Deposits                                                                 $   431,783   $   423,051
   Borrowed funds                                                               317,636       305,995
   Reverse repurchase agreements                                                201,920       150,360
   Guaranteed preferred beneficial interest in subordinated debt, net            24,071        24,027
   Advance payments by borrowers for taxes and insurance                          3,339         3,171
   Accrued expenses and other liabilities                                         3,814         4,751
                                                                          -------------- -------------

     Total liabilities                                                          982,563       911,355
                                                                          -------------- -------------

Stockholders' Equity:
   Preferred stock, $.01 par value, 5,000,000 shares authorized;
     none issued                                                                      -             -
   Common stock, $.01 par value, 10,000,000 shares authorized;
     6,337,755 and 6,337,755 shares issued;
     5,102,655 and 5,265,886 shares outstanding                                      63            63
   Additional paid-in capital                                                    59,686        59,448
   Treasury stock, at cost; 1,235,100 and 1,071,869 shares                      (19,214)      (16,841)
   Unearned Employee Stock Ownership Plan (ESOP) shares                          (3,076)       (2,681)
   Unvested shares held by Management Recognition Plan (MRP)                       (237)         (237)
   Retained earnings, substantially restricted                                   24,488        20,870
   Accumulated other comprehensive income (loss), net                           (11,828)          461
                                                                          -------------- -------------

     Total stockholders' equity                                                  49,882        61,083
                                                                          -------------- -------------

        Total liabilities and stockholders' equity                          $ 1,032,445   $   972,438
                                                                          ============== =============

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
ESB Financial Corporation             21                      1999 Annual Report

Consolidated Statements of Operations
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                        Year ended December 31,
                                                                    --------------------------------
                                                                      1999        1998        1997
                                                                    --------    --------    --------
Interest income:
   Loans receivable                                                  $28,556     $27,852     $24,231
   Securities available for sale                                      33,376      29,903      23,845
   Securities held to maturity                                         1,386       4,547       5,508
   FHLB stock                                                          1,222       1,191       1,053
   Deposits with banks and federal funds sold                            252         298         374
                                                                    --------    --------    --------
      Total interest income                                           64,792      63,791      55,011
                                                                    --------    --------    --------

Interest expense:
   Deposits                                                           17,417      17,640      16,629
   Borrowed funds and reverse repurchase agreements                   28,886      27,279      21,579
   Guaranteed preferred beneficial interest in subordinated debt       2,226       2,221         138
                                                                    --------    --------    --------
      Total interest expense                                          48,529      47,140      38,346
                                                                    --------    --------    --------
Net interest income                                                   16,263      16,651      16,665
      Provision for loan losses                                           54           5         799
                                                                    --------    --------    --------

Net interest income after provision for loan losses                   16,209      16,646      15,866
                                                                    --------    --------    --------

Noninterest income:
   Fees and service charges                                            1,337       1,465       1,014
   Net realized gain on sale of securities available for sale            544         377           9
   Increase of cash surrender value of bank owned life insurance         777           6           -
   Other                                                                 398          91          52
                                                                    --------    --------    --------
      Total noninterest income                                         3,056       1,939       1,075
                                                                    --------    --------    --------

Noninterest expense:
   Compensation and employee benefits                                  6,753       6,161       5,350
   Premises and equipment                                              1,515       1,088       1,037
   Federal deposit insurance premiums                                    250         245         197
   Data processing                                                       563         485         528
   Other                                                               3,346       3,088       2,398
                                                                    --------    --------    --------
      Total noninterest expense                                       12,427      11,067       9,510
                                                                    --------    --------    --------

Income before provision for income taxes                               6,838       7,518       7,431
   Provision for income taxes                                          1,077       1,517       1,984
                                                                    --------    --------    --------

Net income                                                           $ 5,761     $ 6,001     $ 5,447
                                                                    ========    ========    ========
Net income per share:
   Basic                                                             $  1.16     $  1.12     $  1.02
                                                                    ========    ========    ========
   Diluted                                                           $  1.13     $  1.08     $  0.98
                                                                    ========    ========    ========

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
ESB Financial Corporation             22                      1999 Annual Report

Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)




                                                      Additional                 Unearned     Unvested
                                            Common      paid-in     Treasury       ESOP          MRP      Retained
                                            stock       capital       stock       shares       shares     earnings
                                        ----------------------------------------------------------------------------
Balance at December 31, 1996              $       44   $  26,465   $   (5,956)  $   (1,136)  $        -   $  31,990
Comprehensive results:
  Net income for 1997                              -           -            -            -            -       5,447
  Other comprehensive results
    net of tax                                     -           -            -            -            -           -
                                        ------------- ----------- ------------ ------------ ------------ -----------
Total comprehensive results                                                                                   5,447
Common stock issued as a result of
  the acquisition of Troy Hill
  Bancorp, Inc. (THBC)                             9      14,164            -       (1,278)        (237)          -
Cash dividends at $0.31 per share                  -           -            -            -            -      (1,672)
Common stock dividend of 10%                       5       7,869            -            -            -      (7,874)
Payment of cash in lieu of fractional
  shares for 10% stock dividend                    -         (13)           -            -            -           -
Purchase of treasury stock, at
  cost (107,805 shares)                            -           -       (1,678)           -            -           -
Reissuance of treasury stock
  for stock option exercises                       -           -          271            -            -        (144)
Principal payments on ESOP debt                    -         161            -          363            -           -
Additional ESOP shares purchased                   -           -            -         (500)           -           -
                                        ------------- ----------- ------------ ------------ ------------ -----------

Balance at December 31, 1997                      58      48,646       (7,363)      (2,551)        (237)     27,747

Comprehensive results:
  Net income for 1998                              -           -            -            -            -       6,001
  Other comprehensive results, net                 -           -            -            -            -           -
  Reclassification adjustment                      -           -            -            -            -           -
                                        ------------- ----------- ------------ ------------ ------------ -----------
Total comprehensive results                                                                                   6,001
Cash dividends at $0.35 per share                  -           -            -            -            -      (1,861)
Common stock dividend of 10%                       5      10,224            -            -            -     (10,229)
Payment of cash in lieu of fractional
  shares for 10% stock dividend                    -         (15)           -            -            -           -
Purchase of treasury stock, at
  cost (639,565 shares)                            -           -      (10,971)           -            -           -
Reissuance of treasury stock
  for stock option exercises                       -         367        1,493            -            -        (788)
Principal payments on ESOP debt                    -         226            -          459            -           -
Additional ESOP shares purchased                   -           -            -         (589)           -           -
                                        ------------- ----------- ------------ ------------ ------------ -----------

Balance at December 31, 1998                      63      59,448      (16,841)      (2,681)        (237)     20,870

Comprehensive results:
  Net income for 1999                              -           -            -            -            -       5,761
  Transfer of securities from held to
    maturity to available for sale, net            -           -            -            -            -           -
  Other comprehensive results, net                 -           -            -            -            -           -
  Reclassification adjustment                      -           -            -            -            -           -
                                        ------------- ----------- ------------ ------------ ------------ -----------
Total comprehensive results                                                                                   5,761
Cash dividends at $0.36 per share                  -           -            -            -            -      (1,801)
Purchase of treasury stock, at
  cost (199,162 shares)                            -           -       (2,839)           -            -           -
Reissuance of treasury stock
  for stock option exercises                       -         145          466            -            -        (342)
Principal payments on ESOP debt                    -          93            -          469            -           -
Additional ESOP shares purchased                   -           -            -         (864)           -           -
                                        ------------- ----------- ------------ ------------ ------------ -----------

Balance at December 31, 1999              $       63   $  59,686   $  (19,214)  $   (3,076)  $     (237)  $  24,488
                                        ============= =========== ============ ============ ============ ===========

                                         Accumulated
                                            other
                                        comprehensive      Total
                                        income (loss),  stockholders'
                                          net of tax       equity
                                        -------------- --------------
Balance at December 31, 1996              $      136      $  51,543
Comprehensive results:
  Net income for 1997                              -          5,447
  Other comprehensive results
    net of tax                                 2,073          2,073
                                        -------------- --------------
Total comprehensive results                    2,073          7,520
Common stock issued as a result of
  the acquisition of Troy Hill
  Bancorp, Inc. (THBC)                             -         12,658
Cash dividends at $0.31 per share                  -         (1,672)
Common stock dividend of 10%                       -              -
Payment of cash in lieu of fractional
  shares for 10% stock dividend                    -            (13)
Purchase of treasury stock, at
  cost (107,805 shares)                            -         (1,678)
Reissuance of treasury stock
  for stock option exercises                       -            127
Principal payments on ESOP debt                    -            524
Additional ESOP shares purchased                   -           (500)
                                        -------------- --------------

Balance at December 31, 1997                   2,209         68,509

Comprehensive results:
  Net income for 1998                              -          6,001
  Other comprehensive results, net            (1,616)        (1,616)
  Reclassification adjustment                   (132)          (132)
                                        -------------- --------------
Total comprehensive results                   (1,748)         4,253
Cash dividends at $0.35 per share                  -         (1,861)
Common stock dividend of 10%                       -              -
Payment of cash in lieu of fractional
  shares for 10% stock dividend                    -            (15)
Purchase of treasury stock, at
  cost (639,565 shares)                            -        (10,971)
Reissuance of treasury stock
  for stock option exercises                       -          1,072
Principal payments on ESOP debt                    -            685
Additional ESOP shares purchased                   -           (589)
                                        -------------- --------------

Balance at December 31, 1998                     461         61,083

Comprehensive results:
  Net income for 1999                              -          5,761
  Transfer of securities from held to
    maturity to available for sale, net         (138)          (138)
  Other comprehensive results, net           (11,718)       (11,718)
  Reclassification adjustment                   (433)          (433)
                                        -------------- --------------
Total comprehensive results                  (12,289)        (6,528)
Cash dividends at $0.36 per share                  -         (1,801)
Purchase of treasury stock, at
  cost (199,162 shares)                            -         (2,839)
Reissuance of treasury stock
  for stock option exercises                       -            269
Principal payments on ESOP debt                    -            562
Additional ESOP shares purchased                   -           (864)
                                        -------------- --------------

Balance at December 31, 1999              $  (11,828)     $  49,882
                                        ============== ==============

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
ESB Financial Corporation            23                       1999 Annual Report

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                         Year ended December 31,
                                                                                   -----------------------------------
                                                                                       1999       1998        1997
                                                                                   ----------- ---------- ------------
Operating activities:
  Net income                                                                        $   5,761   $   6,001   $   5,447
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization for premises and equipment                            607         364         324
      Provision for losses                                                                 63           6         857
      Amortization of premiums and accretion of discounts                               1,331       2,106         709
      Origination of loans available for sale                                          (9,562)    (13,409)     (3,940)
      Proceeds from sale of loans available for sale                                    9,642      11,266       3,726
      Net gain on sale of securities available for sale                                  (544)       (377)         (9)
      Amortization of intangible assets                                                   603         603         543
      Compensation expense on ESOP                                                        562         685         524
      (Increase) decrease in accrued interest receivable                                  (79)       (717)         52
      (Increase) decrease in prepaid expenses and other assets                           (502)       (493)        703
      (Decrease) increase in accrued expenses and other liabilities                      (937)        526        (398)
      Other                                                                              (581)       (142)       (306)
                                                                                   ----------- ---------- ------------
    Net cash provided by operating activities                                           6,364       6,419       8,232
                                                                                   ----------- ---------- ------------
Investing activities:
  Loan originations and purchases                                                    (146,981)   (140,377)   (113,179)
  Purchases of securities available for sale                                         (203,735)   (285,965)   (209,803)
  Purchases of securities held to maturity                                                  -        (993)    (12,933)
  Purchases of FHLB stock                                                                   -        (609)       (581)
  Additions to premises and equipment                                                  (1,305)     (3,238)       (296)
  Purchase of bank owned life insurance                                                     -     (15,006)          -
  Principal repayments of loans receivable                                            112,754     118,792      82,973
  Principal repayments of securities available for sale                                86,319     118,356      64,429
  Principal repayments of securities held to maturity                                   8,324      28,172      17,402
  Proceeds from the sale of securities available for sale                              73,791     109,221      76,527
  Proceeds from sale of REO                                                               306         318         255
  Payment for purchase of THBC, net of cash acquired                                        -           -      (2,734)
                                                                                   ----------- ---------- ------------
    Net cash used in investing activities                                             (70,527)    (71,329)    (97,940)
                                                                                   ----------- ---------- ------------
Financing activities:
  Net increase in deposits                                                              8,732      23,483      12,896
  Proceeds from long-term borrowings                                                  148,485     172,107     205,323
  Repayments of long-term borrowings                                                  (94,575)   (129,439)   (158,385)
  Net increase in short-term borrowings                                                 9,291       2,663      21,057
  Proceeds from issuance of subordinated debt                                               -           -      25,300
  Costs associated with subordinated debt                                                   -        (119)     (1,154)
  Proceeds received from exercise of stock options                                        269       1,072         127
  Dividends paid                                                                       (1,878)     (1,941)     (1,615)
  Payments to acquire treasury stock                                                   (2,839)    (10,971)     (1,678)
  Stock purchased by ESOP                                                                (864)       (589)       (500)
                                                                                   ----------- ---------- ------------
    Net cash provided by financing activities                                          66,621      56,266     101,371
                                                                                   ----------- ---------- ------------
Net increase (decrease) in cash equivalents                                             2,458      (8,644)     11,663
Cash equivalents at beginning of period                                                10,303      18,947       7,284
                                                                                   ----------- ---------- ------------
Cash equivalents at end of period                                                   $  12,761   $  10,303   $  18,947
                                                                                   =========== ========== ============

Continued

--------------------------------------------------------------------------------
ESB Financial Corporation            24                       1999 Annual Report

--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                    Year ended December 31,
                                                                              -----------------------------------
                                                                                  1999        1998        1997
                                                                              ------------ ---------- -----------
Supplemental information:

   Interest paid                                                                $  48,505  $  45,133  $  38,024
   Income taxes paid                                                                1,544      1,733      1,589

   Supplemental schedule of non-cash investing and financing activities:
      Transfers from loans receivable to real estate acquired
         through foreclosure                                                          333         53        201
      Transfers of securities from held to maturity to available for sale          54,464          -          -
      Dividends declared but not paid                                                 461        474        474
      Stock dividend paid                                                               -     10,229      7,874

      The Company purchased all of the common stock of THBC for $23.5 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
         Fair value of assets acquired                                                  -          -  $ 109,296
         Stock and stock options issued for the purchase of THBC
            common stock                                                                -          -    (14,173)
         Cash paid for THBC common stock                                                -          -     (9,270)
         Liabilities assumed                                                            -          -    (89,393)
                                                                              ------------ ---------- -----------
            Excess liabilities assumed over assets acquired                             -          -  $  (3,540)
                                                                              ------------ ---------- -----------



See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
ESB Financial Corporation             25                      1999 Annual Report

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

   Basis of Presentation

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 1998 and 1997 have been reclassified to conform with the financial statement presentation for 1999. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends and stock splits.

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

   Available for sale securities consist of securities that are not classified as held to maturity. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

   Declines in the fair value of securities below their cost that are other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations as realized losses. Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks.

   Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

--------------------------------------------------------------------------------
ESB Financial Corporation          26                         1999 Annual Report

--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (continued)

   Securities Available for Sale and Held to Maturity (continued)

   On June 30, 1999, the Company reclassified its held to maturity (HTM) portfolio to the available for sale (AFS) portfolio. As of the reclassification, the Company had $54.5 million of amortized cost in securities classified as HTM of which $42.5 million were fixed rate mortgage-backed securities (MBS), $8.0 million were municipal bonds and $4.0 million were U.S. Government and agency bond securities. When the securities were transferred to the AFS portfolio the following unrealized gains/losses were recorded: the fixed rate MBS had a related unrealized loss of $534,000, the municipal bonds had a related unrealized gain of $327,000 and the U.S. Government and agency bond securities had a related unrealized loss of $2,000 for a net unrealized loss of $209,000. The tax benefit associated with the unrealized loss was $71,000.

   The transfer of securities from the HTM portfolio has provided the Company with greater flexibility to restructure the portfolio as needed, in order to attain the maximum overall yield on the investment portfolio while maintaining acceptable levels of interest rate risk.

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

   Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or applied to principal when management believes the ultimate collectability of principal is in doubt.

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

   The allowance for loan losses is increased by charges to operations through the provision for loan losses and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the appropriateness of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions and other factors as deemed appropriate.

   The allowance for loan losses is subjective and may be adjusted in the future depending on economic conditions and other factors. The regulatory examiners may require the Company to recognize adjustments to the allowance based upon their judgments about information available to them at the time of their examinations. Loans are charged off upon delinquency depending upon the loan type.

--------------------------------------------------------------------------------
ESB Financial Corporation             27                     1999 Annual Report

--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (continued)

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

   Intangible Assets

   Goodwill and core deposit intangible assets combined were $6.3 million and $6.9 million as of December 31, 1999 and 1998, respectively, and are amortized on a straight-line basis over the estimated benefit period, generally up to fifteen years. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

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

--------------------------------------------------------------------------------
ESB Financial Corporation           28                        1999 Annual Report

--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (continued)

   Financial Instruments (continued)

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

       Cash equivalents - The carrying amounts of cash equivalents approximate
       ----------------
       their fair values.
       Securities - Fair values for securities are based on quoted market
       ----------
       prices.
       Accrued interest receivable and payable - The carrying amounts of accrued
       ---------------------------------------
       interest approximate their fair values.
       Loans receivable - For variable-rate loans that reprice frequently and
       ----------------
       have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
       FHLB stock - FHLB stock is restricted for trading purposes, and thus,
       ----------
       the carrying value approximates fair value.
       Deposits - The fair values disclosed for demand deposits are, by
       --------
       definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.
       Borrowed funds and subordinated debt - For variable rate borrowings, fair
       ------------------------------------
       values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company's current incremental borrowing rates for similar types of borrowing arrangements.
       Loan commitments - The fair value of loan commitments at December 31,
       ----------------
       1999 and 1998 approximated the carrying value of those commitments at those dates.
       Interest rate contracts - Estimated fair values of interest rate
       -----------------------
       contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.
       Bank owned life insurance (BOLI) - The fair value of BOLI at December 31,
       --------------------------------
       1999 approximated the cash surrender value of the policies at that date.

--------------------------------------------------------------------------------
ESB Financial Corporation             29                      1999 Annual Report

--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies (continued)

   Net Income Per Share

   The following table summarizes the Company's net income per share for the years ended December 31:

------------------------------------------------------------------------------------------------------------
(amounts, except earnings per share, in thousands)
------------------------------------------------------------------------------------------------------------
                                                                      1 9 9 9        1 9 9 8        1 9 9 7
                                                                    ----------     ----------     ----------
Net income                                                          $    5,761     $    6,001     $    5,447

Weighted-average common shares outstanding                               4,973          5,338          5,366
                                                                    ----------     ----------     ----------

     Basic earnings per share                                       $     1.16     $     1.12     $     1.02
                                                                    ==========     ==========     ==========

Weighted-average common shares outstanding                               4,973          5,338          5,366

Common stock equivalents due to effect of stock options                    121            231            186
                                                                    ----------     ----------     ----------

Total weighted-average common shares and equivalents                     5,094          5,569          5,552

     Diluted earnings per share                                     $     1.13     $     1.08     $     0.98
                                                                    ==========     ==========     ==========
------------------------------------------------------------------------------------------------------------

   Options to purchase 62,085 shares of common stock at $18.00 per share and 78,605 shares of common stock at $14.00 per share were outstanding as of December 31, 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options expire on June 30, 2008 and June 30, 2009, respectively. Options to purchase 63,735 shares of common stock at $18.00 per share were outstanding as of December 31, 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options excluded from the computation of diluted earnings per share for 1998 expire on June 30, 2008.

--------------------------------------------------------------------------------
ESB Financial Corporation             30                      1999 Annual Report

--------------------------------------------------------------------------------

2.   Securities

     The following table summarizes the Company's securities as of December 31:

     -----------------------------------------------------------------------------------------
     (In thousands)                           Amortized   Unrealized   Unrealized       Fair
                                                 cost        gains       losses        value
     -----------------------------------------------------------------------------------------
     Available for sale:
     -------------------
       December 31, 1999:
         Trust Preferred securities           $    3,274  $        -   $    (443)   $    2,831
         U.S. Government securities               22,980           -        (641)       22,339
         Municipal securities                     89,597         741      (4,871)       85,467
         Equity securities                         2,682          75        (450)        2,307
         Corporate Bonds                          52,664           -      (1,351)       51,313
         Mortgage-backed securities              407,849         666     (11,647)      396,868
                                             ----------- -----------  -----------  -----------
                                              $  579,046  $    1,482   $ (19,403)   $  561,125
                                             =========== ===========  ===========  ===========
       December 31, 1998:
         Trust Preferred securities           $    3,275  $       54   $     (29)   $    3,300
         Municipal securities                     99,035       2,258        (195)      101,098
         Equity securities                         2,101         348        (157)        2,292
         Corporate Bonds                          52,649           -      (2,329)       50,320
         Mortgage-backed securities              323,477       1,637        (890)      324,224
                                             ----------- -----------  -----------  -----------
                                              $  480,537  $    4,297   $  (3,600)   $  481,234
                                             =========== ===========  ===========  ===========
     Held to maturity:
     -----------------
       December 31, 1998:
         U.S. Government securities           $    4,986  $       41   $       -    $    5,027
         Municipal securities                      7,994         210           -         8,204
         Mortgage-backed securities               50,835         105        (138)       50,802
                                             ----------- -----------  -----------  -----------
                                              $   63,815  $      356   $    (138)   $   64,033
                                             =========== ===========  ===========  ===========
     -----------------------------------------------------------------------------------------

     The proceeds from the sale of securities as of December 31, 1999, 1998 and 1997 were $73.8 million, $109.2 million and $76.5 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $820,000 and $276,000, respectively, in 1999, $923,000 and $546,000, respectively, in 1998 and $910,000 and $901,000, respectively, in 1997.

     At December 31, 1999 the Company had the following Corporate Bonds in which the book value exceeded 10% of stockholders' equity: Bank America Capital III, Huntington Capital Trust, Sun Trust Capital III and PNC Capital Trust Corp., respectively, with book values and market values of $6.6 million, $5.0 million, $5.0 million and $7.4 million, respectively, and $6.3 million, $4.8 million, $4.9 million and $7.2 million, respectively. All four issues are classified as investment grade debt by a national rating service.

     The following table summarizes scheduled maturities of the Company's securities as of December 31, 1999, excluding equity securities which have no maturity dates:

     -----------------------------------------------------------------------------------------
     (In thousands)                                                      Available for Sale
                                                                        --------------------
                                                                        Amortized       Fair
                                                                          cost         value
     -----------------------------------------------------------------------------------------
     Due in one year or less                                            $  18,113    $  18,177
     Due from one year to five years                                       22,425       22,805
     Due from five to ten years                                            47,609       46,374
     Due after ten years                                                  488,217      471,462
                                                                       ----------   ----------
                                                                        $ 576,364    $ 558,818
                                                                       ==========   ==========
     -----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation            31                       1999 Annual Report

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

     Securities, with carrying values of $18.6 million and $6.1 million as of December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.   Loans Receivable

     The following table summarizes the Company's loans receivable as of December 31:

     -----------------------------------------------------------------------------------------
     (In thousands)                                      1999                          1998
     -----------------------------------------------------------------------------------------
     Mortgage loans:
        Residential - single family                   $  249,966                   $  225,054
        Residential - multi family                        15,035                       11,206
        Commercial real estate                            39,171                       32,300
        Construction                                      42,935                       41,215
                                                    -------------                 ------------
                                                         347,107                      309,775
     Other loans:
        Consumer loans                                    59,351                       56,897
        Commercial business                                8,884                       14,216
                                                    -------------                 ------------
                                                         415,342                      380,888
     Less:
        Allowance for loan losses                          4,823                        4,815
        Deferred loan fees and net discounts                 858                          785
        Loans in process                                  15,732                       15,008
                                                    -------------                 ------------
                                                      $  393,929                   $  360,280
                                                    =============                 ============
     -----------------------------------------------------------------------------------------

     Non-performing loans, which included only non-accrual loans, were $4.3 million and $5.0 million at December 31, 1999 and 1998, respectively.

     For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

     -----------------------------------------------------------------------------------------
     (In thousands)                                      1999           1998         1997
     -----------------------------------------------------------------------------------------
     Interest income that would have been recorded  $        244   $      1,028   $       705
     Interest income recognized                               90            688           347
                                                    -------------  -------------  ------------
     Interest income foregone                       $        154   $        340   $       358
                                                    =============  =============  ============
     -----------------------------------------------------------------------------------------

     The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

--------------------------------------------------------------------------------
ESB Financial Corporation            32                       1999 Annual Report

--------------------------------------------------------------------------------

3.   Loans Receivable (continued)

     The following is a summary of the changes in the allowance for loan losses:

     ---------------------------------------------------------------------------
     (In thousands)
                                                                       Totals
     ---------------------------------------------------------------------------
     Balance, December 31, 1996                                      $    3,309
         Allowance for loan losses of Troy Hill                             866
         Provision for losses                                               799
         Charge offs                                                       (245)
         Recoveries                                                          78
                                                                    ------------
     Balance, December 31, 1997                                           4,807
         Provision for losses                                                 5
         Charge offs                                                        (18)
         Recoveries                                                          21
                                                                    ------------
     Balance, December 31, 1998                                           4,815
         Provision for losses                                                54
         Charge offs                                                        (55)
         Recoveries                                                           9
                                                                    ------------
     Balance, December 31, 1999                                      $    4,823
                                                                    ============
     ---------------------------------------------------------------------------

     At December 31, 1999 and 1998, the recorded investment in loans considered to be impaired under SFAS No. 114 was $3.3 million and $3.7 million, respectively, against which $1.8 million and $2.0 million, respectively, of the allowance for loan losses was allocated.

     During 1999, 1998 and 1997, impaired loans averaged $3.4 million, $3.7 million and $3.9 million, respectively. The Company recognized no significant interest income on impaired loans during 1999 with interest income of $81,000, on a cash basis, on impaired loans during 1998, and no significant interest income on impaired loans recognized during 1997. SFAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews for impairment all residential real estate and consumer loans.

     The Company conducts its business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

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

--------------------------------------------------------------------------------
ESB Financial Corporation            33                       1999 Annual Report

--------------------------------------------------------------------------------


5.   Premises and Equipment

     Premises and equipment at December 31 are summarized by major classification as follows:

     -----------------------------------------------------------------------------------------
     (In thousands)                                      1999                          1998
     -----------------------------------------------------------------------------------------
     Land                                             $   1,124                     $   1,192
     Buildings and improvements                           6,338                         6,112
     Leasehold improvements                                 629                           391
     Furniture, fixtures and equipment                    5,465                         4,567
                                                    ------------                  ------------
                                                         13,556                        12,262
     Less accumulated depreciation and amortization       6,676                         6,069
                                                    ------------                  ------------
                                                      $   6,880                     $   6,193
                                                    ============                  ============
     -----------------------------------------------------------------------------------------

     Depreciation and amortization expense for the years December 31, 1999, 1998 and 1997 were $607,000, $364,000 and $324,000, respectively.

     The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2009, have approximate aggregate rentals of $65,760, $65,760, $65,960, $68,160, $73,440 and
     $304,180 for the years ended December 31, 2000, 2001, 2002, 2003, 2004 and thereafter, respectively. Rent expense for the years ended December 31, 1999, 1998 and 1997 was $61,000, $98,000 and $92,000, respectively.

6.   Deposits

     The following table summarizes the Company's deposits as of December 31:

     ------------------------------------------------------------------------------------------------------
     (Dollar amounts in thousands)                          1999                            1998
                                             ------------------------------  ------------------------------
                                               Weighted                        Weighted
                                               average                         average
          Type of accounts                      rate       Amount     %         rate       Amount     %
     ------------------------------------------------------------------------------------------------------
     Noninterest-bearing deposits                 -      $    8,094    1.9%        -     $    6,002    1.4%
     Interest-bearing demand deposits          2.47%        166,448   38.5%     2.34%       156,994   37.1%
     Time deposits                             5.37%        257,241   59.6%     5.54%       260,055   61.5%
                                                        ----------- -------             ----------- -------
                                               4.23%     $  431,783  100.0%     4.27%    $  423,051  100.0%
                                                        =========== =======             =========== =======

     Time deposits mature as follows:

     Within one year                                     $  178,944   41.4%              $  145,231   34.3%
     After one year through two years                        40,709    9.4%                  72,845   17.2%
     After two years through three years                     15,213    3.5%                  18,438    4.4%
     Thereafter                                              22,375    5.2%                  23,541    5.6%
                                                        ----------- -------             ----------- -------
                                                         $  257,241   59.6%              $  260,055   61.5%
                                                        =========== =======             =========== =======
     ------------------------------------------------------------------------------------------------------

     The Company had a total of $62.0 million and $51.9 million in deposits of $100,000 or more at December 31, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
ESB Financial Corporation            34                       1999 Annual Report

-------------------------------------------------------------------------------

6.   Deposits (continued)

     Interest expense by type of deposit account for the year ended December 31 is as follows:

     ----------------------------------------------------------------------------------------
     (In thousands)                                      1999          1998            1997
     ----------------------------------------------------------------------------------------
     Interest-bearing demand deposits                 $   3,877     $   3,905      $   3,934
     Time deposits                                       13,540        13,735         12,684
                                                      ---------     ---------      ---------
                                                      $  17,417     $  17,640      $  16,618
                                                      =========     =========      =========
     ----------------------------------------------------------------------------------------

7.   Borrowed Funds

     Borrowed funds, which include FHLB advances, reverse repurchase agreements and treasury tax and loan notes payable, as of December 31 are summarized as follows:

     --------------------------------------------------------------------------------------------------------------------
     (Dollar amounts in thousands)                                          1999                         1998
                                                                  -------------------------   ---------------------------

                                                                    Weighted                     Weighted
                                                                     average                     average
                                                                      rate            Amount       rate         Amount
     --------------------------------------------------------------------------------------------------------------------
     FHLB advances:
       Due within 12 months                                             6.17%       $  179,044      5.99%    $   98,595
       Due beyond 12 months but within 2 years                          5.46%           48,707      6.46%       112,294
       Due beyond 2 years but within 3 years                            6.09%           53,435      5.37%        38,707
       Due beyond 3 years but within 4 years                            5.89%           35,655      5.76%        30,119
       Due beyond 4 years but within 5 years                            8.31%               55      5.56%        25,540
       Due beyond 5 years                                               7.05%              571      7.11%           710
                                                                                    ----------               ----------
                                                                                       317,467                  305,965

     Treasury tax and loan note payable                                 5.20%              169      4.63%            30
                                                                                    ----------               ----------
                                                                                    $  317,636               $  305,995
                                                                                    ==========               ==========
     Reverse repurchase agreements:
       Due within 12 months                                             5.64%       $   65,880      5.39%    $   77,960
       Due beyond 12 months but within 2 years                          5.82%           72,000      5.43%        32,400
       Due beyond 2 years but within 3 years                            6.05%           64,040      5.66%        10,000
       Due beyond 3 years but within 4 years                                                 -      5.82%        30,000
       Due beyond 4 years but within 5 years                                                 -                        -
       Due beyond 5 years                                                                    -                        -
                                                                                    ----------               ----------
                                                                                    $  201,920               $  150,360
                                                                                    ==========               ==========
     --------------------------------------------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
ESB Financial Corporation             35                      1999 Annual Report

--------------------------------------------------------------------------------


7.   Borrowed Funds (continued)

     Reverse repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

     The market value of such securities was below the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 1999 was $216.8 million with an amortized cost of $223.7 million. As of December 31, 1998 the market value exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of those securities was $167.2 million with an amortized cost of $166.8 million.

     As of December 31, 1999, the Company had reverse repurchase agreements with Morgan Stanley Dean Witter with $11.1 million at risk with a weighted average maturity of 17 months.

     Borrowings under reverse repurchase agreements averaged $166.0 million, $113.7 million and $16.0 million during 1999, 1998 and 1997, respectively. The maximum amount outstanding at any month-end was $211.8 million, $150.4 million and $55.8 million during 1999, 1998 and 1997, respectively.

     The following table sets forth the securities collateralizing the reverse repurchase agreements and their respective maturities:

     ----------------------------------------------------------------------------
     (amounts in thousands)                                    Mortgage-backed
                                                                 Securities
     ----------------------------------------------------------------------------
     Maturing:
        Overnight                                                $       -
        Up to 30 days                                                    -
        30 to 90 days                                                    -
        Over 90 days                                               216,833
        Demand                                                           -
                                                                 ---------
                                                                 $ 216,833
                                                                 =========
     ----------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
ESB Financial Corporation            36                       1999 Annual Report

--------------------------------------------------------------------------------

8.   Guaranteed Preferred Beneficial Interest in Subordinated Debt (continued)

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

     Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $1.2 million and $1.3 million as of December 31, 1999 and 1998, respectively, and are amortized on a level-yield basis over the term of the Preferred Securities.

9.   Income Taxes

     The provision for income taxes for the years ended December 31 is comprised of the following:

     ------------------------------------------------------------------------------------------------------
     (In thousands)                                                  1999             1998          1997
     ------------------------------------------------------------------------------------------------------
     Current expense:
        Federal                                                     $  1,324       $  1,363      $  1,435
        State                                                            524            446           416
                                                                    --------       --------      --------
                                                                       1,848          1,809         1,851

     Deferred expense (benefit):
        Federal                                                         (771)          (292)          133
                                                                    --------       --------      --------
                                                                        (771)          (292)          133
                                                                    --------       --------      --------
                                                                    $  1,077       $  1,517      $  1,984
                                                                    ========       ========      ========
     ------------------------------------------------------------------------------------------------------

     In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders' equity during the years ended December 31:

     ------------------------------------------------------------------------------------------------------
     (In thousands)                                                  1999          1998            1997
     ------------------------------------------------------------------------------------------------------
     Net loss (gain) on securities
          available for sale                                      $  6,330      $    901       $  (1,068)
     Compensation expense for tax purposes
          in excess of amounts recognized for
          financial statement purposes                                 145           367               -
                                                                  --------      --------       ---------
                                                                  $  6,475      $  1,268       $  (1,068)
                                                                  ========      ========       =========
     ------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation            37                       1999 Annual Report

--------------------------------------------------------------------------------


9.   Income Taxes (continued)

     The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

     -----------------------------------------------------------------------------------------------------
     (In thousands)                                                          1999             1998
     -----------------------------------------------------------------------------------------------------
     Deferred tax assets:
       Allowances for losses on loans and real estate owned                $  1,117       $    989
       Interest and fees on loans                                                53             88
       Reserve for uncollected interest                                          95             35
       Premises and equipment                                                    84             66
       General business credit                                                   97              -
       Minimum tax credit carry forward                                         647            101
       Investment securities available for sale                               6,093              -
                                                                           --------       --------
       Gross deferred tax assets                                              8,186          1,279

     Deferred tax liabilities:
       Investment securities available for sale                                   -            237
       Other                                                                    211            168
                                                                           --------       --------
       Gross deferred tax liabilities                                           211            405
                                                                           --------       --------
       Net deferred tax asset                                              $  7,975       $    874
                                                                           ========       ========
     -----------------------------------------------------------------------------------------------------

     The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

     The general business credit of $97,000 will be available to reduce future federal income tax through the year 2020. The alternative minimum tax credit of $647,000 is available to reduce future regular income taxes over an indefinite period.

     A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

     ----------------------------------------------------------------------------------------------------------------
                                                                               1999          1998        1997
     ----------------------------------------------------------------------------------------------------------------
     Tax at statutory rate                                                     34.0%        34.0%       34.0%
     Increase (decrease) resulting from:
          Tax free income, net of interest disallowance                       (25.0%)      (17.8%)     (11.1%)
          State income taxes, net of Federal income tax benefit                 5.0%         4.0%        3.7%
          Goodwill                                                              3.0%         2.7%        2.2%
          Other, net                                                           (1.2%)       (2.7%)      (2.1%)
                                                                              -----        -----       -----
     Reported rate                                                             15.8%        20.2%       26.7%
                                                                              =====        =====       =====
     ----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation          38                        1999 Annual Report

--------------------------------------------------------------------------------

9.   Income Taxes (continued)

     The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank's bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank's base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 1998 (the most recent date for which a tax return has been filed) include approximately $13.9 million representing such bad debt deductions for which no deferred income taxes have been provided.

10.  Employee Benefit Plans

     Retirement Savings Plan

     The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee's contribution to their individual tax-deferred retirement account. Employees can contribute up to 15% of their compensation to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions. The Company contributed $146,000, $126,000 and $110,000 to the plan during 1999, 1998 and 1997, respectively.

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

     The purchase of shares of the Company's stock by the ESOP are funded by loans from the Company. Unreleased ESOP shares collateralize the loans payable to the Company, and the cost of these shares is recorded as a contra-equity account in stockholders' equity of the Company. The ESOP's loans payable to the Company bear a weighted-average interest rate of 8.0% and mature within the next 15 years. Shares are released as debt payments are made by the ESOP to the Company. The ESOP's sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 1999, 1998 and 1997 amounted to $86,000, $93,000 and $53,000, respectively.

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

--------------------------------------------------------------------------------
ESB Financial Corporation             39                     1999 Annual Report

--------------------------------------------------------------------------------

10.  Employee Benefit Plans (continued)

     Employee Stock Ownership Plan (continued)

     As of December 31, 1999 there was a total of 79,480 shares in the ESOP accounted for under accounting guidance provided prior to the issuance of SOP No. 93-6, including 384 unallocated shares. Compensation expense on the release of these pre-SOP No. 93-6 shares is recognized upon release based on the original cost of these shares when they were purchased by the ESOP. Unallocated pre-SOP 93-6 shares are included in outstanding shares for purposes of computing EPS.

     During 1999, 1998 and 1997, the Company recognized compensation expense related to the ESOP of $561,000, $685,000 and $458,000, respectively.

     As of December 31, 1999 and 1998 the ESOP held a total of 607,510 and 556,105 shares, respectively, of the Company's stock, and there were 245,928 and 225,679 unallocated shares, respectively, with a value of $2.9 million and $3.7 million, respectively.

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

     The Company has elected to follow the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rates of 6.8%; dividend yields of 2.8%; volatility factors of the expected market price of the Company's stock of 19.8%; and a weighted average life of the option of seven years.

     The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma results including consideration of this amortized expense are as follows for the years ended December 31:

     --------------------------------------------------------------------------------
     (Dollar amounts in thousands, except share data)     1999     1998       1997
     --------------------------------------------------------------------------------
     Pro forma net income                                $ 5,547  $ 5,782    $ 5,249

     Pro forma diluted net
       income per share                                  $  1.07  $  1.03    $  0.94
     --------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation             40                      1999 Annual Report

--------------------------------------------------------------------------------


10.  Employee Benefit Plans (continued)

     Stock Option Plans (continued)

     Stock option activities under the Option Plans for the years ended December 31 are as follows:

     ------------------------------------------------------------------------------------------------------------------------------
                                                    1999                          1998                             1997
                                          ------------------------        ----------------------        ---------------------------
                                                         Weighted                      Weighted                        Weighted
                                                          Average                       Average                         Average
                                                         Exercise                       Exercise                        Exercise
                                            Options     Price/Share       Options (1)  Price/Share (1)  Options (1)  Price/Share (1)
     -----------------------------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year       420,887        $  9.85         475,321      $   7.80         296,028         $  7.28

       Granted                               78,605          14.00          63,735         18.00          78,650           11.67
       Converted                                  -              -               -             -         126,101            6.07
       Exercised                            (35,931)          3.45        (118,169)         5.98         (24,975)           5.08
       Expired                               (1,650)         18.00               -             -            (483)          10.77
                                           --------                       --------                      --------
     Outstanding at end of year             461,911          11.03         420,887          9.85         475,321            7.80
                                           ========                       ========                      ========
     Exercisable at end of year             461,911        $ 11.03         420,887      $   9.85         475,321         $  7.80
                                           ========                       ========                      ========
     ---------------------------------------------------------------------------------------------------------------------------

     (1) Options and price/share have been adjusted to reflect the 10% stock dividend paid May 29, 1998, with the exception of options granted in 1998 and 35,399 exercised shares which occurred after the 10% stock dividend.

     The weighted-average fair values of options granted during 1999, 1998 and 1997 utilizing the Black-Scholes Valuation Model were $4.12, $5.21 and $4.21, respectively.

     The following table summarizes certain characteristics of issued stock options as of December 31, 1999:

     -----------------------------------------------------------------------------------------
                                                                                Average
                                                                               Remaining
                                     Options               Exercise            Contractual
          Plan Year                Outstanding              Price            Life (in years)
     -----------------------------------------------------------------------------------------
            1990                     15,485               $  3.17               0.5
            1990                     16,060                 18.00               8.5
            1990                     26,705                 14.00               9.5
            1992                     21,165                  6.30               2.3
            1992                        485                 18.00               8.5
            1994                     36,101                  9.46               4.5
            1995                     44,651                 10.80               5.5
            1996                     53,241                 10.75               6.5
            1997                     77,172                  6.05               5.0
            1997                      5,162                  6.66               5.0
            1997                     68,244                 11.67               7.5
            1997                     51,900                 14.00               9.5
            1997                     45,540                 18.00               8.5
                                   --------
                                    461,911               $ 11.03               6.5
                                   ========               =======            ======
     -----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation             41                      1999 Annual Report

--------------------------------------------------------------------------------

10.  Employee Benefit Plans (continued)


     Management Recognition Plan


     In connection with the acquisition of Troy Hill, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 1999, there were 22,405 shares held in the Management Recognition Plan trust, and no shares have been distributed or identified for distribution.

11.  Other Comprehensive Income (Loss)

     In complying with FAS No. 130, "Reporting Comprehensive Income", the Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized gain on securities available for sale. Other comprehensive income and related tax effects for the years ended December 31 consists of:

     ------------------------------------------------------------------------------------------------------------------------
       (in thousands)                           1999                                  1998                          1997
     ------------------------------------------------------------------------------------------------------------------------
                                     Unrealized        Reclassification     Unrealized      Reclassification      Unrealized
                                      Loss (1)            Adjustment           Loss            Adjustment             Gain
                                   -------------        ----------------   -----------      ------------------    -----------
       Before tax amount           $   (18,092)          $   (527)        $   (2,466)        $    (183)           $   3,141

       Tax (expense) benefit             6,236                 94                850                51               (1,068)
                                   -----------           --------         ----------         ---------            ---------
       After tax amount            $   (11,856)          $   (433)        $   (1,616)        $    (132)           $   2,073
                                   ===========           ========         ==========         =========            =========
-----------------------------------------------------------------------------------------------------------------------------

     (1) Includes transfer of securities from held to maturity to available for sale. See footnote 1, page 27.

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


--------------------------------------------------------------------------------
ESB Financial Corporation             42                     1999 Annual Report

--------------------------------------------------------------------------------

13.  Financial Instruments

     The following table sets forth the carrying amount and fair value of the Company's financial instruments included in the consolidated statement of financial condition as of December 31:

     ---------------------------------------------------------------------------------------------------------
     (In thousands)                                                     1999                     1998
                                                              -----------------------  -----------------------
                                                                Carrying      Fair       Carrying      Fair
                                                                 amount       value       amount       value
     ---------------------------------------------------------------------------------------------------------
     Financial assets:
        Cash equivalents                                        $ 12,761  $   12,761  $    10,303  $   10,303
        Securities available for sale                            561,125     561,125      481,234     481,234
        Securities held to maturity                                    -           -       63,815      64,033
        Loans receivable                                         393,929     393,152      360,280     365,499
        Accrued interest receivable                                6,871       6,871        6,792       6,792
        FHLB stock                                                18,435      18,435       18,435      18,435
        Interest rate contracts                                      139          69          554          60
        Bank owned life insurance                                 15,784      15,784       15,006      15,006

     Financial liabilities:
        Deposits                                                 431,783     433,137      423,051     427,186
        Borrowed funds                                           519,556     514,808      305,995     460,765
        Guaranteed preferred beneficial interest
          in subordinated debt, net                               24,071      21,971       24,027      23,100
        Accrued interest payable                                   2,678       2,678        2,654       2,654
     ---------------------------------------------------------------------------------------------------------

     The following table presents the notional amount of the Company's interest rate cap contracts and the contractual amount of the Company's other off-balance sheet financial instruments as of December 31:

     -----------------------------------------------------------------------------------------
     (In thousands)                                                       1999         1998
     -----------------------------------------------------------------------------------------
     Interest rate cap contracts                                       $100,000      $120,000

     Loans in process and commitments:
        Fixed interest rate                                              10,775        14,653
        Variable interest rate                                           21,235        14,889

     Lines of credit:
        Commercial                                                       10,886        15,345
        Consumer                                                         11,975        11,244

     Letters of credit:
       Commercial                                                             -            24
       Standby                                                              185             -
     -----------------------------------------------------------------------------------------

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


-------------------------------------------------------------------------------
ESB Financial Corporation              43                    1999 Annual Report

-------------------------------------------------------------------------------


14.  Regulatory Matters and Insurance of Accounts

     The Company's subsidiary bank, ESB, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier I) capital (as defined) and risk-based capital (as defined). As of December 31, 1999 the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core, and risk-based capital ratios as set forth in the table represented on page 45. There are no conditions or events since that notification that have changed the categorization.

     Tangible and core capital levels in the table represented on page 45 are presented as a percentage of total adjusted assets (as defined in the regulations); risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

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

     OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income (which takes into account capital distributions declared) for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution. The Bank can declare dividends (subject only to the aforementioned notice requirement) subsequent to December 31, 1999, of up to approximately $5.9 million of retained earnings of $21.2 million at December 31, 1999, less any dividends declared subsequent to December 31, 1999 plus net income between January 1, 2000, and the date of any such dividend declaration. The Bank declared dividends to the Company of $5.0 million, $0 and $0, for the years ended December 31, 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------
ESB Financial Corporation             44                      1999 Annual Report

--------------------------------------------------------------------------------

14.  Regulatory Matters and Insurance of Accounts (continued)

     The following table sets forth certain information concerning regulatory capital:

     ----------------------------------------------------------------------------------------------------------
     (Dollar amounts in thousands)                                                         To Be Well
                                                                                        Capitalized Under
                                                               For Capital              Prompt Corrective
                                               Actual       Adequacy Purposes:          Action Provisions:
                                          ---------------- ---------------------    ---------------------------
                                           Amount   Ratio   Amount        Ratio      Amount            Ratio
     As of December 31, 1999:
     Total Capital
        (to Risk Weighted Assets)         $69,500    16.92%   $32,865       8.00%      $41,081          10.00%
     Core Capital
        (to Adjusted Tangible Assets)     $64,695     6.47%   $40,015       4.00%      $50,019           5.00%
     Tangible Capital
        (to Tangible Assets)              $64,695     6.47%   $15,006       1.50%                N/A
     Tier I Capital
        (to Risk Weighted Assets)         $64,695    15.75%            N/A             $24,649           6.00%

     As of December 31, 1998:
     Total Capital
        (to Risk Weighted Assets)         $68,906    17.58%   $31,360       8.00%      $39,200          10.00%
     Core Capital
        (to Adjusted Tangible Assets)     $64,096     6.90%   $37,142       4.00%      $46,428           5.00%
     Tangible Capital
        (to Tangible Assets)              $64,096     6.90%   $13,928       1.50%                N/A
     Tier I Capital
        (to Risk Weighted Assets)         $64,096    16.35%            N/A             $23,520           6.00%
     ---------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
ESB Financial Corporation             45                     1999 Annual Report

--------------------------------------------------------------------------------

15.  Quarterly Financial Data (unaudited)

     ------------------------------------------------------------------------------------------------------------------
     (Dollar amounts in thousands, except share data)               First            Second        Third     Fourth
                                                                   Quarter           Quarter      Quarter    Quarter
     ------------------------------------------------------------------------------------------------------------------
     1999:
     -----
       Interest income                                             $  15,431         $  15,914    $ 16,444   $  17,003
       Interest expense                                               11,616            11,861      12,267      12,785
                                                                   ---------         ---------    --------   ---------
       Net interest income                                             3,815             4,053       4,177       4,218
       Provision for loan losses                                           3                 3           3          45
                                                                   ---------         ---------    --------   ---------
       Net interest income after provision for loan losses             3,812             4,050       4,174       4,173
       Noninterest income                                                737               857         625         837
       Noninterest expense                                             2,972             2,978       3,090       3,387
                                                                   ---------         ---------    --------   ---------
       Net income before income taxes                                  1,577             1,929       1,709       1,623
       Provision for income taxes                                        222               375         288         192
                                                                   ---------         ---------    --------   ---------
       Net income                                                  $   1,355         $   1,554    $  1,421   $   1,431
                                                                   =========         =========    ========   =========
       Diluted net income per share                                    $0.26             $0.30       $0.28       $0.29
                                                                   =========         =========    ========   =========
     1998:
     -----
       Interest income                                             $  15,752         $  15,973    $ 16,077   $  15,989
       Interest expense                                               11,362            11,777      12,002      11,999
                                                                   ---------         ---------    --------   ---------
       Net interest income                                             4,390             4,196       4,075       3,990
       Provision for loan losses                                           -                 -           5           -
                                                                   ---------         ---------    --------   ---------
       Net interest income after provision for loan losses             4,390             4,196       4,070       3,990
       Noninterest income                                                319               482         662         476
       Noninterest expense                                             2,654             2,658       3,001       2,754
                                                                   ---------         ---------    --------   ---------
       Net income before income taxes                                  2,055             2,020       1,731       1,712
       Provision for income taxes                                        505               471         234         307
                                                                   ---------         ---------    --------   ---------
       Net income                                                  $   1,550         $   1,549    $  1,497   $   1,405
                                                                   =========         =========    ========   =========
       Diluted net income per share                                    $0.27             $0.27       $0.27       $0.27
                                                                   =========         =========    ========   =========
-----------------------------------------------------------------------------------------------------------------------

     Quarterly earnings per share data may vary from annual earnings due to rounding.

-------------------------------------------------------------------------------
ESB Financial Corporation             46                     1999 Annual Report

--------------------------------------------------------------------------------

16.  ESB Financial Corporation - Condensed Financial Statements (Parent Company
     Only)

     Following are condensed financial statements for the parent company as of and for the years ended December 31:

     ----------------------------------------------------------------------------------------------
     Condensed Statements of Financial Condition
     (In thousands)                                                             1999         1998
     ----------------------------------------------------------------------------------------------
     Assets:
       Interest-earning deposits                                            $    1,763   $    1,285
       Equity in net assets of subsidiaries                                     97,226      107,835
       Other assets                                                              2,172        2,187
                                                                            ----------   ----------
         Total assets                                                       $  101,161   $  111,307
                                                                            ==========   ==========

     Liabilities and stockholders' equity:
       Subordinated debt, net                                               $   24,071   $   24,027
       Payable to subsidiaries                                                  27,035       26,140
       Accrued expenses and other liabilities                                      173           57
       Stockholders' equity                                                     49,882       61,083
                                                                            ----------   ----------
         Total liabilities and stockholders' equity                         $  101,161   $  111,307
                                                                            ==========   ==========
     ----------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------
     Condensed Statements of Operations
     (In thousands)                                                1999         1998         1997
     ----------------------------------------------------------------------------------------------
     Income:
       Equity in undistributed net income of subsidiaries       $   1,894   $    6,367   $    5,453
       Dividend income from subsidiaries                            5,000            -            -
       Management fee income                                        2,612        2,792        1,812
       Interest and other income                                      742        1,491          278
                                                                ---------   ----------   ----------
         Total income                                              10,248       10,650        7,543

     Expense:
       Interest expense                                             3,957        3,615        1,408
       Compensation and employee benefits                           1,244        1,212          794
       Other                                                          115          101          101
                                                                ---------   ----------   ----------
         Total expense                                              5,316        4,928        2,303
                                                                ---------   ----------   ----------
       Income before benefit from income taxes                      4,932        5,722        5,240

     Benefit from income taxes                                       (829)        (279)        (207)
                                                                ---------   ----------   ----------
     Net income                                                 $   5,761   $    6,001   $    5,447
                                                                =========   ==========   ==========
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ESB Financial Corporation             47                      1999 Annual Report

--------------------------------------------------------------------------------

16.  ESB Financial Corporation - Condensed Financial Statements (Parent Company
     Only) (continued)

     -------------------------------------------------------------------------------------------------------------------
     Condensed Statements of Cash Flows
     (In thousands)                                                                       1999        1998        1997
     -------------------------------------------------------------------------------------------------------------------
     Operating activities:
     Net income                                                                      $   5,761   $    6,001   $    5,447
     Adjustments to reconcile net income to net cash provided by (used in)
       operating activities:
        Equity in undistributed net income of subsidiaries                              (1,894)      (6,367)      (5,453)
        Net gain on sale of securities available for sale                                 (377)         (56)           -
        Other, net                                                                        (783)      (1,373)      (1,668)
                                                                                     ---------   ----------   ----------
        Net cash provided by (used in) operating activities                              2,707       (1,795)      (1,674)
                                                                                     ---------   ----------   ----------
     Investing activities:
        Purchases of securities                                                         (1,437)     (15,484)      (2,549)
        Principal repayments of securities                                               2,090        2,865        1,271
        Proceeds from the sale of securities available for sale                          1,022        2,647          490
        Payment for purchase of THBC, net of cash acquired                                   -            -       (2,734)
                                                                                     ---------   ----------   ----------
        Net cash provided by (used in) provided by investing activities                  1,675       (9,972)      (3,522)
                                                                                     ---------   ----------   ----------

     Financing activities:
        Increase (decrease) in payable to subsidiaries                                     895       24,690      (15,700)
        Increase (decrease) in subordinated debt, net                                       44         (119)      24,146
        Proceeds received from exercise of stock options                                   269        1,072          127
        Dividends paid                                                                  (1,878)      (1,941)      (1,615)
        Payments to acquire treasury stock                                              (2,839)     (10,971)      (1,678)
        Stock purchased by ESOP                                                           (864)        (589)        (500)
        Principal repayment of ESOP loan                                                   469          459          363
                                                                                     ---------   ----------   ----------
        Net cash (used in) provided by financing activities                             (3,904)      12,601        5,143
                                                                                     ---------   ----------   ----------

     Increase (decrease) in cash equivalents                                               478          834          (53)
     Cash equivalents at beginning of period                                             1,285          451          504
                                                                                     ---------   ----------   ----------
     Cash equivalents at end of period                                               $   1,763   $    1,285   $      451
                                                                                     =========   ==========   ==========
     -------------------------------------------------------------------------------------------------------------------

17.  Acquisition

     Troy Hill Bancorp, Inc.

     On April 3, 1997, the Company completed its acquisition of Troy Hill Bancorp, Inc. (THBC) based in Pittsburgh, Pennsylvania, and on June 11, 1998, merged Troy Hill Federal Savings Bank (Troy Hill) with and into ESB. Troy Hill was a community savings bank that offered financial products and services through two branch offices in Allegheny County, Pennsylvania.

     Under terms of the merger agreement, THBC, the holding company for Troy Hill, merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $9.3 million in cash and 1,701,000 shares of the Company's common stock. In addition, options to purchase shares of THBC were converted into options to acquire 115,000 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Troy Hill have been included in the Company's consolidated financial statements from

--------------------------------------------------------------------------------
ESB Financial Corporation              48                     1999 Annual Report

--------------------------------------------------------------------------------


17.  Acquisition (continued)

     Troy Hill Bancorp, Inc. (continued)

     April 3, 1997. Goodwill arising from this transaction was $3.5 million. The estimated useful life for the straight-line amortization of the goodwill is expected to be 15 years.

     The following unaudited pro forma financial information presents the combined results of operations of the Company and Troy Hill as if the acquisition had occurred as of the beginning of 1997, after giving effect for certain adjustments, including primarily amortization of goodwill and certain conversion costs and the related income tax effects.

     The unaudited condensed pro forma combined statement of operations information is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or results of operations that would have actually occurred had the acquisition been in effect for the period presented. The unaudited condensed pro forma combined statements of operations for the year ended December 31, is as follows:

------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)                              1997
------------------------------------------------------------------------------------
Interest income                                                             $ 57,048
Interest expense                                                              39,434
                                                                            --------
Net interest income                                                           17,614
Provision for loan losses                                                        799
                                                                            --------
Net interest income after provision for loan losses                           16,815
Noninterest income                                                             1,155
Noninterest expense                                                           10,067
                                                                            --------
Net income before income taxes                                                 7,903
Provision for income taxes                                                     2,211
                                                                            --------
Net income                                                                  $  5,692
                                                                            ========
Diluted net income per share                                                $   1.13
                                                                            ========
------------------------------------------------------------------------------------

18.  Subsequent Event (unaudited) - Acquisition of SHS Bancorp, Inc.

     On July 21, 1999, the Company entered into an Agreement and Plan of Reorganization with SHS Bancorp, Inc. ("SHS"), parent company of Spring Hill Savings Bank, F.S.B., pursuant to which SHS was to merge with and into the Company, with the Company as the surviving corporation. Under the terms of the agreement, each shareholder of SHS had the right to elect to receive $17.80 in cash or 1.30 shares of the Company (subject to adjustment) for each share of SHS. The final form of consideration was subject to adjustment so that at least but no more than 40% of the total outstanding SHS shares were to be exchanged for cash. The Company consummated the transaction on February 10, 2000. The total purchase price of the acquisition was $14.6 million. At December 31, 1999, SHS had total consolidated assets of $90.9 million, total consolidated liabilities of $79.1 million, including total consolidated deposits of $67.0 million and consolidated stockholders' equity of $11.8 million.


--------------------------------------------------------------------------------
ESB Financial Corporation             49                      1999 Annual Report

Accountants' Report
--------------------------------------------------------------------------------


To the Board of Directors and Stockholders
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries, as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESB Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                 /s/ KPMG LLP


Pittsburgh, Pennsylvania
January 20, 2000


--------------------------------------------------------------------------------
ESB Financial Corporation             50                      1999 Annual Report

Stock and Dividend Information
--------------------------------------------------------------------------------


Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol "ESBF". The listed market makers for the Company's common stock include:

[ESBF LOGO]


Legg Mason Wood Walker, Inc.            Sandler O'Neill & Partners, LP
2 Oliver Plaza                          Two World Trade Center
Pittsburgh, PA 15222                    New York, NY 10048
Telephone: (412) 261-7300               Telephone: (800) 635-6851

Ryan Beck & Co., Inc.                   Tucker Anthony, Inc.
220 Livingston Orange Avenue            1 Beacon Street
Livingston, NJ 07039                    Boston, MA 02108
Telephone: (800) 223-8969               Telephone: (888) 655-4135

PennFirst Capital Trust I, 8.625% cumulative trust preferred securities are traded on the Nasdaq National Stock Market under the symbol "ESBFP".

Stock Price Information

The bid and ask price of the Company's common stock were $11.88 and $12.25, respectively, as of January 31, 2000.

The following table sets forth the high and low sale market prices of the Company's common stock as of and during the quarterly periods presented:

---------------------------------------------------------------------------------------------
                                                                        Market Price

                                                                 High       Low       Close
---------------------------------------------------------------------------------------------
1999 Quarter Ended
 December 31                                                    $13.38     $11.06     $11.88
 September 30                                                    14.42      13.00      13.13
 June 30                                                         15.50      13.13      13.13
 March 31                                                        17.00      15.25      15.25

1998 Quarter Ended
 December 31                                                    $17.00     $15.06     $16.19
 September 30                                                    19.38      15.50      17.00
 June 30                                                         20.00      17.44      18.31
 March 31                                                        18.19      16.81      17.44
---------------------------------------------------------------------------------------------

Stock Dividends

The Company has declared the following stock dividends since its inception:

                                                       Stock Dividend
          Record Date           Payment Date             Percentage
          -----------           ------------             ----------
          May 15, 1998          May 29, 1998                10%
          July 31, 1997         August 25, 1997             10%


--------------------------------------------------------------------------------
ESB Financial Corporation             51                      1999 Annual Report

--------------------------------------------------------------------------------


Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 1999, the Company declared cash dividends with the following record and payment dates:

                                                       Cash Dividends
         Record Date           Payment Date              per Share
         -----------           ------------              ---------
         December 31, 1999     January 25, 2000            $0.090
         September 30, 1999    October 25, 1999            $0.090
         June 30, 1999         July 23, 1999               $0.090
         March 31, 1999        April 23, 1999              $0.090

         December 31, 1998     January 25, 1999            $0.090
         September 30, 1998    October 25, 1998            $0.090
         June 30, 1998         July 23, 1998               $0.090
         March 31, 1998        April 23, 1998              $0.082

Stock Splits

The Company has declared the following stock splits since its inception:

         Record Date           Payment Date            Percentage
         -----------           ------------            ----------
         December 31, 1994     January 25, 1995            20%
         December 31, 1993     January 24, 1994            20%
         May 12, 1995          June 7, 1993                20%
         December 31, 1992     January 25, 1993            20%
         June 30, 1992         July 25, 1992               20%
         December 31, 1991     January 25, 1992            20%

Number of Stockholders and Shares Outstanding

As of December 31, 1999, there were 1,847 registered stockholders of record and 5,102,655 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

Dividend Reinvestment Plan

Common stockholders may have Company dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.


--------------------------------------------------------------------------------
ESB Financial Corporation             52                      1999 Annual Report

Corporate Information
--------------------------------------------------------------------------------


Corporate Headquarters

   ESB Financial Corporation
   600 Lawrence Avenue
   Ellwood City, PA 16117
   Phone: (724) 758-5584

Subsidiary Companies

   ESB Bank, F.S.B.
     AMSCO, Inc.
     ESB Bank Building Associates
     McCormick Place Joint Venture
     Madison Woods Joint Venture
   PennFirst Financial Services, Inc.
   PennFirst Capital Trust I
   THF, Inc. d/b/a Elite Settlement Services

Annual Meeting

   The annual meeting of the Company's stockholders will be held at 4:00 p.m., on Tuesday, April 18, 2000, at the Connoquenessing Country Club, Route 65, Ellwood City, PA 16117.

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

Independent Accountants

   KPMG LLP
   One Mellon Bank Center
   Pittsburgh, PA 15219

Special Counsel

   Elias, Matz, Tiernan & Herrick LLP
   734 15th Street, NW
   Washington, DC 20005

Registrar and Transfer Agent

   Registrar and Transfer Company
   10 Commerce Drive
   Cranford, NJ 07016


--------------------------------------------------------------------------------
ESB Financial Corporation             53                      1999 Annual Report

Board of Directors
--------------------------------------------------------------------------------

                           ESB FINANCIAL CORPORATION

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

 Charlotte A. Zuschlag                                         Edmund C. Smith
   President & Chief Executive Officer                           Retired - Works Manager ARMCO, Ambridge

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

 Charlotte A. Zuschlag                                         Edmund C. Smith
   President & Chief Executive Officer                           Retired - Works Manager ARMCO, Ambridge

 Raymond K. Aiken                                              Joseph W. Snyder
   President & COO - Lockhart Chemical Co                        Senior Buyer - Equitable Resources, Inc.

 George William Blank, Jr.                                     Edwin A. Thaner, P.E.
   President - George W. Blank Supply Company                    President & Principal Engineer - E.A. Thaner & Associates

 Charles Delman                                                Jefrey F. Wall
   Retired Chairman, President & CEO - ESB Bancorp, Inc.         Vice President/Operations - R.J. Rhodes Transit, Inc.

                          [BOARD OF DIRECTORS PHOTO]

          Directors of ESB Bank, F.S.B. are, front row, from left, William B. Salsgiver, Charlotte A. Zuschlag, Charles Delman and Herbert S. Skuba. Back row, from left, George William Blank, Jr., Mario J. Manna, Lloyd
          L. Kildoo, Joseph W. Snyder, Edwin A. Thaner, P.E., Edmund C. Smith, Jefrey F. Wall and Raymond K. Aiken.


--------------------------------------------------------------------------------
ESB Financial Corporation             54                      1999 Annual Report

Corporate Officers, Advisory Board and Bank Officers
--------------------------------------------------------------------------------

ESB FINANCIAL CORPORATION                                             ESB BANK, F.S.B.
--------------------------                                            ----------------
  William B. Salsgiver                                                  William B. Salsgiver
    Chairman of the Board                                                 Chairman of the Board
  Charlotte A. Zuschlag                                                 Charlotte A. Zuschlag
    President & Chief Executive Officer                                   President & Chief Executive Officer
  Thomas F. Angotti (1)
    Group Senior Vice President/Administration
  Charles P. Evanoski                                                   Group Senior Vice Presidents
                                                                        ----------------------------
    Group Senior Vice President, Chief Financial Officer & Treasurer      Charles P. Evanoski
  Robert C. Hilliard, CPA                                                 Robert C. Hilliard, CPA
    Group Senior Vice President/Audit, Compliance & Loan Review           Frank D. Martz
  Frank D. Martz                                                          Todd F. Palkovich
    Group Senior Vice President/Operations & Corporate Secretary
  Todd F. Palkovich
    Group Senior Vice President/Lending                                 Senior Vice Presidents
                                                                        ----------------------
  Robert J. Colalella                                                     Robert J. Colalella
    Senior Vice President/Community Relations & Marketing                 John W. Donaldson II
  John W. Donaldson II                                                    Peter J. Greco
    Senior Vice President/Lending                                         Teresa Krukenberg
  Peter J. Greco                                                          Marilyn Scripko
    Senior Vice President/Lending                                         John T. Stunda
  Teresa Krukenberg
    Senior Vice President/Operations
  Marilyn Scripko                                                       Vice Presidents
                                                                        ---------------
    Senior Vice President/Lending                                         Deborah A. Allen
  John T. Stunda                                                          Ruth A. Ambrose
    Senior Vice President/Human Resources                                 Nancy A. Glitsch
                                                                          Lawrence C. Kerr
                                                                          Ronald J. Mannarino
ESB BANK, F.S.B. ADVISORY BOARD                                           Sally A. Mannarino
-------------------------------
  Charles Delman                                                          Marilyn R. Maple
    Retired Chairman, President & CEO - ESB Bancorp, Inc.                 Larry Mastrean
                                                                          Mark A. Platz
  Harry B. Thaner                                                         Ronald E. Pompeani
    Retired Chairman of the Board - Troy Hill Bancorp, Inc.               Wayne G. Zerishnek
                                                                          Pamela K. Zikeli
  Gibson E. Brock
    Retired Manager of Engineering - J & L Steel Corporation
                                                                        Assistant Vice Presidents
                                                                        -------------------------
  Dr. Allen Gastfriend                                                    Patricia M. Aumiller
    Retired Dentist                                                       Janet S. Barletta
                                                                          Kathleen A. Bender
  Watson F. McGaughey, Jr.                                                Charlotte M. Bolinger
    President - McGaughey Buses, Inc.                                     Frank Brzozowski
                                                                          Thomas E. Campbell
  Donald R. Miller                                                        Amy E. Dicks
    Retired President - Miller & Sons Chevrolet                           Ronald E. Dickson
                                                                          Katina J. Eliou
  John J. Syka                                                            Deborah S. Goehring
    Owner - John J. Syka Funeral Home, Inc.                               Margaret A. Haefele
                                                                          Brian Hulme
                                                                          Mary Ann Leonardo
                                                                          Beth A. McClymonds
                                                                          Ann R. Nelson
  THF, Inc.                                                               Joyce A. Stellitano
  ---------                                                               Bonita I. Wadding
    Karen F. Myers - President

                                                                        Assistant Secretaries
                                                                        ---------------------
                                                                          Linda MacMurdo
                                                                          Dana Martz
                                                                          Robin Scheffler

(1)  Effective February 10, 2000, upon acquisition of SHS Bancorp, Inc.


--------------------------------------------------------------------------------
ESB Financial Corporation             55                      1999 Annual Report

--------------------------------------------------------------------------------

                        Office Locations Opened in 1999

                                Wexford Office
                       Grand Opening - January 19, 1999


                           [Photo of Wexford Office]


                               Springdale Office
                       Grand Opening - December 6, 1999


                         [Photo of Springdale Office]

--------------------------------------------------------------------------------

ESB Financial Corporation             56                      1999 Annual Report

Office Locations
--------------------------------------------------------------------------------


                            [MAP OF BANK LOCATIONS]


ESB BANK, F.S.B.
----------------

Ellwood City
600 Lawrence Avenue
Ellwood City, PA 16117
(724) 758-5584

Aliquippa
2301 Sheffield Road
Aliquippa, PA 15001
(724) 378-4436

Ambridge
506 Merchant Street
Ambridge, PA 15003
(724) 266-5002

Beechview
1609 Broadway Avenue
Pittsburgh, PA 15216
(412) 344-7211

Brighton Heights
3619 California Avenue
Pittsburgh, PA 15212
(412) 761-4994

Center Township
1207 Brodhead Road
Monaca, PA 15061
(724) 774-0332

Coraopolis
900 Fifth Avenue
Coraopolis, PA 15108
(412) 264-8862

Fox Chapel
1060 Freeport Road
Pittsburgh, PA 15238
(412) 782-6500

Franklin Township
1793 Mercer Road
Ellwood City, PA 16117
(724) 752-2500

New Castle
Route 65
New Castle, PA 16101
(724) 654-7781

North Shore
One North Shore Center, Suite 120
Pittsburgh, PA 15212
(412) 231-0809

Spring Hill                Springdale               Troy Hill               Wexford                    Zelienople
Itin and Rhine Streets     849 Pittsburgh Street    1706 Lowrie Street      101 Wexford Bayne Road     Route 19
Pittsburgh, PA 15212       Springdale, PA 15144     Pittsburgh, PA 15212    Wexford, PA 15090          Zelienople, PA 16063
(412) 231-0819             (724) 275-5879           (412) 231-8238          (724) 934-8989             (724) 452-6500

                           ESB FINANCIAL CORPORATION
                             600 Lawrence Avenue
                       Ellwood City, Pennsylvania 16117
                             Phone: (724) 758-5584