Form 10-K405, Exhibit 13
period 2001-12-31
ESB FINANCIAL CORP
filed 2002-03-28
CIK 872835

                                                                      Exhibit 13









                            ESB FINANCIAL CORPORATION
                       2001 ANNUAL REPORT TO SHAREHOLDERS

     TABLE OF CONTENTS

                      Consolidated Financial Highlights.............................................................1
                      Letter to Shareholders........................................................................3
                      Selected Consolidated Financial Data..........................................................6
                      Management's Discussion and Analysis of
                               Financial Condition and Results of Operations........................................7
                      Consolidated Financial Statements............................................................22
                      Notes to Consolidated Financial Statements...................................................27
                      Report of Independent Auditors...............................................................51
                      Stock and Dividend Information...............................................................52
                      Corporate Information........................................................................54
                      Board of Directors...........................................................................55
                      Corporate Officers, Advisory Board and Bank Officers.........................................56
                      Office Locations and Branch Managers.........................................................58

                                COMPANY PROFILE

                                         ESB Financial Corporation (Nasdaq:
                                         ESBF), a publicly traded financial
                                         services company, provides a wide range
                                         of retail and commercial financial
                                         products and services to customers in
                                         Western Pennsylvania through its wholly
[ESBF LOGO]                              owned subsidiary bank, ESB Bank, F.S.B.

                                         ESB Bank, F.S.B. is a federally
                                         chartered, FDIC - insured stock savings
                                         bank which conducts business through 17
                                         offices in Allegheny, Beaver, Butler
                                         and Lawrence counties, Pennsylvania. To
                                         compliment retail operations conducted
                                         through its bank offices, the Company
                                         invests in U.S. Government, municipal
                                         and mortgage-backed securities through
                                         its subsidiary savings bank and through
                                         its investment subsidiary, PennFirst
                                         Financial Services, Inc., a Delaware
                                         corporation.

                                MISSION STATEMENT

                                         The mission of ESB Financial
                                         Corporation and its subsidiaries is to
                                         effectively provide for the financial
                                         service needs of our customers and
                                         community while creating value for our
                                         shareholders. Our mission will be
                                         accomplished by growing in a profitable
                                         and controlled manner; by identifying
                                         and meeting the financial needs of our
                                         customers; by offering quality products
                                         and services that are competitively
                                         priced and serviced by a knowledgeable,
                                         attentive and friendly staff; and by
                                         creating a positive work environment
                                         that maximizes the alignment of
                                         customer and employee objectives.

CONSOLIDATED FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                       AS OF OR FOR THE
                                                    YEAR ENDED DECEMBER 31,
                                                       2001           2000         CHANGE
                                                    ----------     ----------     ----------

Total assets                                        $1,262,449     $1,200,150              5%

Loans receivable, net                                  527,485        512,228              3%

Securities available for sale                          640,282        605,414              6%

Total deposits                                         592,052        508,913             16%

Borrowed funds, including subordinated debt            577,802        612,204             (6%)

Stockholders' equity                                    79,903         68,263             17%

Net interest income                                     19,877         19,366              3%

Net income                                               7,229          6,733              7%

Net income per share (diluted)                           $1.03          $0.97              6%

Net operating income per share (diluted)(1)              $1.03          $0.92             12%

Net cash operating income per share (diluted)(2)         $1.14          $1.02             12%

Cash dividends per share                                 $0.38          $0.32             19%

Return on average assets                                  0.59%          0.59%             -

Return on average stockholders' equity                    9.49%         11.71%           (19%)

Return on average stockholders' equity
           excluding comprehensive income(3)              9.83%          9.76%             1%

--------------------------------------------------------------------------------

(1) Excludes the recovery associated with the Bennett Lease pools in the year 2000, discussed on page 12.

(2) Excludes the recovery associated with the Bennett Lease pools in the year 2000, as well as the expense associated with the amortization of goodwill.

(3) Excludes the effect of the mark to market, net of tax, on the securities available for sale portfolio, which comprises comprehensive income.

--------------------------------------------------------------------------------

                           [GRAPH]

             EARNINGS PER SHARE GROWTH (DILLUTED)


           1997     1998     1999     2000     2001

EPS       $0.74     $0.82   $0.86     $0.97    $1.03



                           [GRAPH]

                   CASH DIVIDENDS PER SHARE


           1997     1998     1999     2000     2001

Dividend  $0.23    $0.27    $0.28    $0.32    $0.38



                           [GRAPH]


               RETURN ON STOCKHOLDERS EQUITY


           1997     1998     1999     2000     2001

Equity     8.64%    9.10%    9.93%   11.71%   9.49%




                           [GRAPH]


                    ASSET & LOAN GROWTH
                        (IN MILLIONS)


           1997     1998     1999     2000     2001

Assets     $911     $972    $1,032   $1,200   $1,262
Loans      $337     $360      $394     $512     $527

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------


TO OUR FELLOW SHAREHOLDERS:

                                        [PHOTO]






                              CHARLOTTE A. ZUSCHLAG
                      President and Chief Executive Officer

I am pleased to present the 2001 Annual Report for ESB Financial Corporation (the Company),which is the parent company of ESB Bank (the Bank) and other complementary subsidiary and affiliated companies. The Company combines the focused strategies and specialized activities of each of these businesses under one umbrella to create additional shareholder value. While ESB Bank is our "franchise" business, all of our companies and affiliates have contributed to this year's record performance and vital accomplishments.

The year 2001 was an eventful and successful one for our Company. It was a year of continued strong financial performance and one in which we attained many of our strategic goals and operating objectives. The Company achieved this record performance in the face of an extremely challenging economic environment, financial market uncertainties, political unrest and ever-increasing competition from banks and non-banks alike.

The most significant challenge of the year was managing our net interest margin as the economy began to show signs of weakness and the Federal Reserve repeatedly lowered interest rates in its attempt to thwart a recession. The cumulative effect of the numerous and sustained interest rate decreases exerted continuing pressure on the net interest margin and, consequently, on net income. In the second quarter of 2001, management initiated significant restructuring efforts on both the asset and liability side of the balance sheet that resulted in a reduction to the Company's interest expense going forward and a prospective improvement to future net interest income.

In addition, the general economic downturn placed an increased emphasis on maintaining asset quality as corporate downsizing and personal and corporate bankruptcy became increasingly more prevalent. Management has devoted and continues to devote significant Company resources toward controlling asset quality and minimizing loss exposure through prudent Board policies, sound underwriting procedures, investment strategies and consistent monitoring of the loan and investment portfolios. I am proud to report that the Company's asset quality ratios compare favorably to its peer group and we are committed to remain diligent in our efforts to maintain a strong asset quality position.

For the year 2001, your Company posted record earnings per diluted share of $1.03 on net income of $7.2 million, as compared to $0.97 per diluted share on net income of $6.7 million in 2000. This represents a 7.4% increase in earnings over the previous year. Company assets grew to a record $1.3 billion in 2001, up from $1.2 billion in 2000, making a 5.2% increase for the year. This increase in assets can primarily be attributed to the merger of WSB Holding Company. Management, the Board of Directors and I are also very pleased with the deposit growth in 2001. The merger with WSB increased deposits by approximately $39.6 million, however, additional growth of approximately $43.5 million occurred throughout the branch system in 2001. The overall result, was a very strong 16.3% increase in deposits as compared to December 31, 2000.

Since we converted to a publicly held company in 1990, we have declared and paid a cash dividend to our shareholders for 47 consecutive quarters. Your Board of Directors remains committed to returning value to the shareholders. During 2001, the Company declared and paid a six for five stock split (20%). This represents the tenth such stock split or stock dividend since our initial public offering in 1990. The stock dividend paid along with maintaining the cash dividend reflects a 16.8% yield to those original charter shareholders. As in previous

--------------------------------------------------------------------------------

years, the Board of Directors approved a common stock repurchase program and, for the year, the Company purchased approximately 146,084 shares with a market value of $1.7 million.

In addition to managing the financial facets of the Bank, we were able to successfully complete a number of operating and strategic objectives to more effectively meet the needs of our customers and to continue to enhance the long-term value of the Company for the benefit of our shareholders.

Some of the major initiatives and accomplishments for the year 2001 were the:

ACQUISITION OF WORKINGMENS BANK:

In October, the Company completed the acquisition and successful integration of WSB Holding Company and its subsidiary Workingmens Bank, which had assets of approximately $46.2 million and two offices located in Allegheny County. At the time of the merger, the Bank consolidated its Federal Street office into the former Workingmens office at 807 Middle Street thus maintaining an office location on Pittsburgh's North Shore. This acquisition represents the fourth acquisition since 1994 totaling approximately $400.0 million in asset growth and the addition of 11 branch locations in Allegheny and Beaver counties. This merger adds to the Bank's presence in the South Hills with the Baldwin location and provides an expansion of products and services to the newly acquired Workingmens customers.

CREATION OF PENNFIRST FINANCIAL ADVISORY SERVICES, INC. (PFAS):

In November, the Bank created PFAS, a wholly owned subsidiary, for the purpose of engaging in securities brokerage activities and providing financial advisory services. The retail sale of investment products will be conducted through PFAS' non-affiliate third party arrangement with Raymond James Financial Services, Inc., member NASD/SIPC. This partnership will afford our customers, employees and associates access to expanded financial products and services such as stocks, bonds, mutual funds, estate planning, tax and retirement planning, asset management services and more. This strategic alliance is a progressive step in the Bank's strategy to continue to create an expanded platform of products and services for a more diversified earnings stream for long-term growth and profitability.

ENHANCEMENT OF TECHNOLOGY:

The influence of technology is changing every facet of business and personal life. While we are always investigating and evaluating new technology for cost efficiency, productivity and the benefit to our customers, we will never forget that banking is first and foremost a people and relationship business.

This year we initiated our website. Information concerning all our products, services, locations, hours and career opportunities is now available to our customers and the public with a click of the mouse. We are currently working towards our goal of providing on-line banking through our web page and anticipate completing the installation by the fourth quarter of 2002. Please visit our website at www.esbbank.com.

In January we completed the installation of a "24 Hour Telephone Banking" voice response unit. This system provides routine banking services "24/7", 24 hours a day, seven days a week through a toll free telephone number. Although in service for a little over a year, we currently average over 10,000 calls a month for this free service.

During 2002, we will continue to evaluate our technology and explore new alternatives in order to provide the best management information systems possible and to better serve our customers.

BRANCH OFFICE EXPANSION:

In October, we completed the renovation of our Center Township office expanding it from a limited service facility to an approximately 3,000 square foot full service branch. This expansion now affords our customers six teller windows, a 24 hour drive up ATM, safety deposit boxes and several customer service offices to conduct lending activity and to provide brokerage and financial advisory services. The results of the expansion have been encouraging as evidenced by the significant deposit gains during the fourth quarter of 2001.

--------------------------------------------------------------------------------

On a personal note, it is with much sorrow that I report the death of Harry Thaner, retired Chairman of the Board of Troy Hill Bancorp, Inc., and a member of our advisory board, who passed away suddenly on January 7, 2002. Harry's dedication, commitment and enthusiasm for the organization as well as his friendship and ready smile will be greatly missed.

We were all shocked with the tragic and unimaginable series of events on September 11, 2001 with the terrorist attacks in New York City, at the Pentagon and on a commercial airline flight near Shanksville, Pennsylvania. While these events will forever continue to weigh heavily on our hearts and in our minds, I am truly proud of the way our employees, officers and directors responded to the crisis in terms of their generosity and their genuine concern for the victims' families and rescue personnel. We were privileged to support several of the designated charitable organizations with donations in the amount of $29,665. Various employee fundraisers and individual donations from employees, officers and directors with matching Bank funds all contributed to this heartfelt effort. Our thoughts and prayers go to the families and friends of the victims and to our country, our leaders and our armed forces as our nation fights the battle against terrorism.

ESB Bank is a full service community bank that offers "Quality Financial Service." For A Quality Life." With the recent formation of PFAS and the strategic alliance with Raymond James Financial Services, Inc., we now provide a vast range of financial products and services to address our customers' diversified financial needs. We invite all our shareholders to consider making ESB Bank your primary financial service provider.

We thank you for your investment in ESB Financial Corporation and continue to seek your support and suggestions on how we can provide the greatest value to both our shareholders and to our customers. I can assure you that we are all committed to the success of the Company through maximizing the return to our shareholders and satisfaction to our customers. On behalf of all our dedicated employees, officers and directors, we thank you for your vote of confidence by your ownership in ESB Financial Corporation.



Sincerely,


/s/ Charlotte A. Zuschlag
Charlotte A. Zuschlag
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                --------------------------------------------------------------------
                                                                                           AS OF DECEMBER 31,
FINANCIAL CONDITION DATA                                            2001(1)       2000(1)           1999           1998       1997
------------------------
                                                                --------------------------------------------------------------------

    Total assets                                                $ 1,262,449    $ 1,200,150     $ 1,032,445      $ 972,438  $ 910,770
    Securities                                                      640,282        605,414         561,125        545,049    518,021
    Loans receivable, net                                           527,485        512,228         393,929        360,280    336,757
    Deposits                                                        592,052        508,913         431,783        423,051    399,568
    Borrowed funds, including subordinated debt                     577,802        612,204         543,627        480,382    435,170
    Stockholders' equity                                             79,903         68,263          49,882         61,083     68,509
    Stockholders' equity per common share(2)                         $10.92          $9.47           $7.41          $8.79      $8.96


                                                                --------------------------------------------------------------------
                                                                                      FOR THE YEAR ENDED DECEMBER 31,
OPERATIONS DATA                                                     2001 (1)       2000 (1)           1999           1998       1997
---------------
                                                                --------------------------------------------------------------------
    Net interest income                                         $    19,877    $    19,366     $    16,263      $  16,651  $  16,665
    Provision for (recovery of) loan losses                              47            (55)             54              5        799
                                                                ------------  -------------   -------------  ------------- ---------
    Net interest income after provision for (recovery of)
      loan losses                                                    19,830         19,421          16,209         16,646     15,866
    Noninterest income                                                4,797          2,893           3,056          1,939      1,075
    Noninterest expense                                              15,391         14,338          12,427         11,067      9,510
                                                                ------------  -------------   -------------  ------------- ---------
    Net income before income taxes and extraordinary item             9,236          7,976           6,838          7,518      7,431
    Provision for income taxes                                        1,524          1,243           1,077          1,517      1,984
                                                                ------------  -------------   -------------  ------------- ---------
    Income before extraordinary item                                  7,712          6,733           5,761          6,001      5,447
    Extraordinary item, net of tax                                     (483)             -               -              -          -
                                                                ------------  -------------   -------------  ------------- ---------
    Net income                                                  $    7,229     $     6,733     $     5,761      $   6,001  $  5,447
                                                                ============  =============   =============  ============= =========
    Net income per common share after extraordinary item:(2)
         Basic                                                        $1.06          $0.98           $0.88          $0.85      $0.78
         Diluted                                                      $1.03          $0.97           $0.86          $0.82      $0.74


                                                                --------------------------------------------------------------------
                                                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31,
OTHER DATA                                                          2001(1)       2000(1)           1999           1998       1997
----------
                                                                --------------------------------------------------------------------
    PERFORMANCE RATIOS  (FOR THE YEAR ENDED)
     Return on average assets                                         0.59%          0.59%           0.57%          0.63%      0.68%
     Return on average equity                                         9.49%         11.71%           9.93%          9.10%      8.64%
     Return on average equity, excluding comprehensive income(3)      9.83%          9.76%           9.38%          9.33%      8.84%
     Average equity to average assets                                 6.23%          5.03%           5.79%          6.93%      7.92%
     Interest rate spread(4)                                          1.70%          1.85%           1.73%          1.71%      1.96%
     Net interest margin (4)                                          1.91%          1.97%           1.96%          2.07%      2.34%
     Efficiency ratio (4)(5)                                         58.58%         55.36%          54.34%         49.13%     45.56%
     Noninterest expense to average assets(6)                         1.32%          1.25%           1.24%          1.16%      1.20%
     Dividend payout ratio(7)                                        35.53%         31.38%          31.86%         32.59%     31.80%
    ASSET QUALITY RATIOS  (AS OF YEAR END)
     Non-performing loans to total loans                              0.46%          0.49%           1.04%          1.31%      1.08%
     Non-performing assets to total assets                            0.32%          0.37%           0.43%          0.51%      0.45%
     Allowance for loan losses to total loans                         0.94%          0.92%           1.16%          1.26%      1.36%
     Allowance for loan losses to non-performing loans              205.72%        188.96%         111.29%         96.67%    126.43%
    CAPITAL RATIOS  (AS OF YEAR END)
     Stockholders' equity to assets                                   6.33%          5.69%           4.83%          6.28%      7.52%
     Tangible stockholders' equity to tangible assets                 5.73%          5.09%           4.25%          5.61%      6.76%
------------------------------------------------------------------------------------------------------------------------------------


(1) Selected consolidated financial data for 2001 and 2000 reflects increases due to the mergers with WSB and SHS, respectively, as noted on page 8.
(2) Stockholders' equity, basic net income and diluted net income, per common share for the years ended December 31, 2000 to December 31, 1997 have been adjusted for the six-for-five stock split declared and paid in the second quarter of 2001. Also, the years ended December 31, 1999 to December 31, 1997 have been adjusted for the 10% stock dividend declared and paid in the second quarter of 2000. Also, the year ended December 31, 1997 has been adjusted for the 10% stock dividend declared and paid in the second quarter of 1998.
(3) Excludes the effect of the mark to market, net of tax, on the securities available for sale portfolio, which comprises comprehensive income.
(4) Interest income utilized in calculation is on a fully tax equivalent basis.
(5) The efficiency ratio without the extraordinary item, noted on page 14, would have been 55.79% for the year ended December 31, 2001.
(6) Noninterest expense to average assets excluding the extraordinary item for the year 2001, noted on page 14, would have been 1.26%.
(7) Dividend payout ratio calculation utilizes diluted net income per share for all periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW
--------

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary bank, ESB Bank, F.S.B. (ESB or the Bank). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, PennFirst Capital Trust I, a Delaware statutory business trust established during 1997 to facilitate the issuance of trust preferred securities to the public by the Company and THF, Inc., a Pennsylvania corporation established to provide residential and commercial loan closing services and title closing services.

ESB is a federally chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which conducts business through 17 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates three wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, (ii) ESB Financial Services, Inc., a Delaware corporation and (iii) PennFirst Financial Advisory Services, Inc., which entered into a strategic alliance with Raymond James Financial Services, Inc., to make available a vast array of nondeposit investment products and financial advisory services for individuals and corporations served by ESB Bank.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

SIGNIFICANT FINANCIAL EVENTS IN 2001
------------------------------------

MERGER OF WSB HOLDING COMPANY

On October 1, 2001, the Company completed its acquisition of WSB Holding Company
(WSB) and its subsidiary, Workingmens Bank, headquartered on the North Shore of Pittsburgh. Workingmens had two community offices located in Allegheny County.

The acquisition was accounted for under the purchase method of accounting. Each shareholder of WSB had the right to elect to receive either $17.10 in cash or
1.414 shares of Company common stock for each share of WSB common stock owned. The total merger consideration was payable 51% in Company common stock and 49% in cash. As a result of these elections, the consideration paid by the Company in connection with the acquisition consisted of $3.3 million in cash and 216,000 shares of the Company's common stock.

At the acquisition date, the fair value of WSB's total consolidated assets was $46.2 million, including loans receivable of $18.9 million and core deposit intangible of $926,000. The fair value of total consolidated liabilities was $40.6 million, including deposits of $39.6 million. Goodwill arising from this transaction was $315,000.

STOCK SPLIT AND CASH DIVIDENDS

On April 17, 2001, the Board of Directors declared a six-for-five stock split to stockholders of record on May 18, 2001 and payable on May 30, 2001. This stock split, combined with the Company's maintaining the current quarterly cash dividend of $0.10 per share, effectively increased the cash payout to stockholders by 20%. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock split where applicable.

SIGNIFICANT FINANCIAL EVENTS IN 2000
------------------------------------

MERGER OF SHS BANCORP, INC.

On February 10, 2000, the Company completed its acquisition of SHS Bancorp, Inc.
(SHS) and its subsidiary, Spring Hill Savings Bank, F.S.B., based in Pittsburgh, Pennsylvania. Spring Hill was merged with and into ESB at the close of business on May 5, 2000.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
DIVIDENDS

On April 18, 2000, the Board of Directors declared a 10% stock dividend to stockholders of record on May 17, 2000 and payable on May 31, 2000. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable. Also in 2000, the Board of Directors approved a change to the Company's dividend policy by increasing the quarterly cash dividend from $.09 per share (prior to the stock dividend in 2000 and the subsequent stock split in 2001) to $.10 per share.

CHANGES IN FINANCIAL CONDITION
------------------------------

GENERAL. The Company's total assets increased a net $62.3 million or 5.2% to $1.3 billion at December 31, 2001 from $1.2 billion at December 31, 2000. This increase was composed of a net increase in securities of $34.9 million, net loans receivable of $15.3 million and bank owned life insurance of $5.9 million. The increase in net loans receivable resulted primarily from the acquisition of WSB.

The increase in the Company's total assets reflects a corresponding increase in total liabilities of $50.7 million or 4.5% to $1.2 billion at December 31, 2001 from $1.1 billion at December 31, 2000 and an increase in total stockholders' equity of $11.6 million or 17.1% to $79.9 million at December 31, 2001 from $68.3 million at December 31, 2000. The increase in total liabilities was primarily due to increases in deposits of $83.1 million, partially offset by a decrease in borrowed funds of $34.4 million. The net increase in total stockholders' equity can be attributed primarily to increases in accumulated other comprehensive income of $5.0 million, retained earnings of $4.3 million and, to a lesser extent, the $2.7 million issuance of the Company's common stock to partially fund the WSB acquisition.

CASH ON HAND, INTEREST-EARNING DEPOSITS AND FEDERAL FUNDS SOLD. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $2.2 million to $15.5 million at December 31, 2001 from $13.3 million at December 31, 2000. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase between December 31, 2001 and December 31, 2000 can be attributed principally to increases in deposits and loan repayments.

SECURITIES. The Company's securities portfolio increased a net $34.9 million or 5.8% to $640.3 million at December 31, 2001 from $605.4 million at December 31, 2000. This net increase was the result of $222.0 million of purchases consisting primarily of $166.2 million of mortgage-backed securities, $39.1 million of corporate bonds and $16.4 million of municipal bonds, partially offset by $141.7 million of maturities and repayments of principal, and $70.9 million of securities sold consisting primarily of $43.4 million of mortgage-backed securities, $14.6 million of agency bonds, $9.6 million of municipal securities, $2.0 million of equities, $1.4 million of corporate bonds and an increase in the unrealized gain on securities available for sale of $7.6 million (before taxes) during the year.

LOANS RECEIVABLE. Net loans receivable increased a net $15.3 million or 3.0% to $527.5 million at December 31, 2001 from $512.2 million at December 31, 2000. The increase in loans receivable can be attributed to the addition of WSB's loans receivable as a result of the merger of approximately $18.9 million. Mortgage loans increased $5.0 million or 1.1% while other loans increased $2.3 million or 2.9%. In addition to the increase in loans was a decrease to loans in process of $7.2 million.

NON-PERFORMING ASSETS. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets decreased $361,000 to $4.1 million or 0.32% of total assets at December 31, 2001 from $4.4 million or 0.37% of total assets at December 31, 2000. Non-performing assets consisted of non-performing loans and REO of $2.5 million and $1.6 million, respectively, at December 31, 2001 and non-performing loans and REO of $2.6 million and $1.8 million, respectively, at December 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

ACCRUED INTEREST RECEIVABLE. Accrued interest receivable remained stable at $8.2 million for the year 2001, which reflects an increase in the average interest earning assets for the period and a corresponding decrease in the rate earned on those assets.

FHLB STOCK. FHLB stock increased $2.0 million or 10.0% to $21.9 million at December 31, 2001 from $19.9 million at December 31, 2000, primarily as a result of the increase in FHLB advances.

PREMISES AND EQUIPMENT. Premises and equipment increased $1.0 million or 11.3% to $10.0 million at December 31, 2001 from $9.0 million at December 31, 2000, primarily as a result of the construction costs associated with the renovation and expansion of the Center Township office and the acquisition of WSB.

PREPAID EXPENSES AND OTHER ASSETS. Prepaid expenses and other assets increased $1.4 million or 10.0% to $15.0 million at December 31, 2001 from $13.6 million at December 31, 2000. This net increase can primarily be attributed to increases in investment in joint ventures of $2.2 million.

BANK OWNED LIFE INSURANCE. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank's employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of WSB's BOLI of $1.3 million and an addition to the original policy of $3.5 million. The cash surrender value as of December 31, 2001 is $22.5 million.

DEPOSITS. Total deposits increased $83.1 million or 16.3% to $592.1 million at December 31, 2001 from $508.9 million at December 31, 2000. Included in this increase was the assumption of WSB's deposits associated with the merger of approximately $39.6 million and internal deposit growth by the Company of approximately $43.5 million. For the year, the Company's interest-bearing demand deposits increased $22.8 million or 12.7%, time deposits increased $53.8 million or 16.8% and noninterest-bearing deposits increased $6.5 million or 67.8%.

ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE. Advance payments by borrowers for taxes and insurance decreased $582,000 or 12.5% to $4.1 million at December 31, 2001 from $4.6 million at December 31, 2000.

BORROWED FUNDS. Borrowed funds primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $34.4 million or 5.9% to $553.6 million at December 31, 2001 from $588.1 million at December 31, 2000. This decrease was primarily the result of the Company utilizing deposits and loan repayments to fund the increase in loans receivable and securities. FHLB advances increased $37.2 million or 9.4% and repurchase agreements decreased $71.6 million or 37.5%.

ACCRUED EXPENSES AND OTHER LIABILITIES. Accrued expenses and other liabilities increased $2.5 million or 40.9% to $8.6 million at December 31, 2001 from $6.1 million at December 31, 2000. This increase can primarily be attributed to the acquisition of WSB.

STOCKHOLDERS' EQUITY. Stockholders' equity increased by $11.6 million or 17.1% to $79.9 million at December 31, 2001 from $68.3 million at December 31, 2000. This increase was the result of increases in accumulated other comprehensive income of $5.0 million, retained earnings of $4.3 million and, to a lesser extent, the $2.7 million issuance of the Company's common stock to partially fund the WSB acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

CHANGES IN RESULTS OF OPERATIONS
--------------------------------

GENERAL. The Company reported net income of $7.2 million, $6.7 million and $5.8 million in 2001, 2000 and 1999, respectively.

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


-----------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                              YEAR ENDED DECEMBER 31,
                                                                    2001                                 2000
                                                 -----------------------------------   --------------------------------------
                                                    AVERAGE                  YIELD/     AVERAGE                    YIELD/
                                                    BALANCE      INTEREST     RATE      BALANCE        INTEREST     RATE
-----------------------------------------------------------------------------------------------------------------------------

INTEREST-EARNING ASSETS:
    Taxable securities available for sale        $  459,812       $30,074     6.54%    $  459,316       $30,929     6.73%
    Taxable adjustable corporate bonds AFS           57,015         2,959     5.12%        52,672         3,854     7.20%
    Tax-exempt securities available for sale         89,270         7,200     8.07%        90,970         7,422     8.16%
    Taxable securities held to maturity                   -             -        -              -             -        -
    Tax-exempt securities held to maturity                -             -        -              -             -        -
                                                 ---------------------------------     ---------------------------------
                                                    606,097        40,233     6.64%       602,958        42,205     6.99%
                                                 ---------------------------------     ---------------------------------

    Mortgage loans                                  448,979        33,944     7.56%       402,599        31,220     7.75%
    Other loans                                      81,452         6,272     7.70%        75,881         5,837     7.69%
                                                 ---------------------------------     ---------------------------------
                                                    530,431        40,216     7.58%       478,480        37,057     7.74%
                                                 ---------------------------------     ---------------------------------

    Cash equivalents                                  9,055           274     3.03%         9,554           364     3.81%
    FHLB stock                                       21,418         1,391     6.49%        19,224         1,359     7.07%
                                                 ---------------------------------     ---------------------------------
                                                     30,473         1,665     5.46%        28,778         1,723     5.99%
                                                 ---------------------------------     ---------------------------------

    TOTAL INTEREST-EARNING ASSETS                 1,167,001        82,114     7.03%     1,110,216        80,985     7.40%
    Other noninterest-earning assets                 54,688             -        -         32,915             -        -
                                                 ---------------------------------     ---------------------------------
      Total assets                               $1,221,689       $82,114     6.72%    $1,143,131       $80,985     7.08%
                                                 =================================     =================================
INTEREST-BEARING LIABILITIES:
    Interest-bearing demand deposits             $  184,046       $ 3,861     2.10%    $  181,709       $ 4,472     2.46%
    Time deposits                                   338,222        18,805     5.56%       302,660        17,357     5.73%
                                                 ---------------------------------     ---------------------------------
                                                    522,268        22,666     4.34%       484,369        21,829     4.51%
    FHLB advances                                   417,081        25,376     6.08%       334,987        21,468     6.41%
    Repurchase agreements                           157,283         9,522     6.05%       220,762        13,573     6.15%
    Preferred securities                             24,137         2,226     9.22%        24,093         2,226     9.24%
                                                 ---------------------------------     ---------------------------------
    TOTAL INTEREST-BEARING LIABILITIES            1,120,769        59,790     5.33%     1,064,211        59,096     5.55%
    Noninterest-bearing demand deposits              15,799             -        -         13,319             -        -
    Other noninterest-bearing liabilities             8,976             -        -          8,114             -        -
                                                 ---------------------------------     ---------------------------------
      Total liabilities                           1,145,544        59,790     5.22%     1,085,644        59,096     5.44%
      Stockholders' equity                           76,145             -        -         57,487             -        -
                                                 ---------------------------------     ---------------------------------
      Total liabilities and equity               $1,221,689       $59,790     4.89%    $1,143,131       $59,096     5.17%
                                                 =================================     =================================
NET INTEREST INCOME                                               $22,324                               $21,889
                                                                  =======                               =======
INTEREST RATE SPREAD (difference between
    weighted average rate on interest-earning
    assets and interest-bearing liabilities)                                  1.70%                                 1.85%
                                                                              ====                                  ====
NET INTEREST MARGIN (net interest
    income as a percentage of average
    interest-earning assets)                                                  1.91%                                 1.97%
                                                                              ====                                  ====

------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
(Dollar amounts in thousands)                            YEAR ENDED DECEMBER 31,
                                                                 1999
                                                   ----------------------------------
                                                     AVERAGE                 YIELD/
                                                     BALANCE     INTEREST     RATE
-------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
    Taxable securities available for sale           $392,874       $25,103     6.39%
    Taxable adjustable corporate bonds AFS            52,657         3,236     6.06%
    Tax-exempt securities available for sale          92,952         7,633     8.21%
    Taxable securities held to maturity               23,348         1,211     5.19%
    Tax-exempt securities held to maturity             3,664           266     7.26%
                                                -----------------------------------
                                                     565,495        37,449     6.61%
                                                -----------------------------------
    Mortgage loans                                   307,077        23,257     7.57%
    Other loans                                       69,171         5,299     7.66%
                                                -----------------------------------
                                                     376,248        28,556     7.59%
                                                -----------------------------------
    Cash equivalents                                   8,000           252     3.15%
    FHLB stock                                        18,435         1,222     6.63%
                                                -----------------------------------
                                                      26,435         1,474     5.58%
                                                -----------------------------------
    TOTAL INTEREST-EARNING ASSETS                    968,178        67,479     6.97%
    Other noninterest-earning assets                  34,914             -        -
                                                -----------------------------------
      Total assets                                $1,003,092       $67,479     6.72%
                                                ===================================
INTEREST-BEARING LIABILITIES:
    Interest-bearing demand deposits                $162,501        $3,877     2.39%
    Time deposits                                    254,869        13,540     5.31%
                                                -----------------------------------
                                                     417,370        17,417     4.17%
    FHLB advances                                    319,011        19,516     6.12%
    Repurchase agreements                            166,012         9,370     5.64%
    Preferred securities                              24,049         2,226     9.26%
                                                -----------------------------------
    TOTAL INTEREST-BEARING LIABILITIES               926,442        48,529     5.24%
    Noninterest-bearing demand deposits               11,339             -        -
    Other noninterest-bearing liabilities              7,276             -        -
                                                -----------------------------------
      Total liabilities                              945,057        48,529     5.14%
      Stockholders' equity                            58,035             -        -
                                                -----------------------------------
      Total liabilities and equity                $1,003,092       $48,529     4.84%
                                                ===================================
NET INTEREST INCOME                                                $18,950
                                                                   =======
INTEREST RATE SPREAD (difference between
    weighted average rate on interest-earning
    assets and interest-bearing liabilities)                                   1.73%
                                                                               ====
NET INTEREST MARGIN (net interest
    income as a percentage of average
    interest-earning assets)                                                   1.96%
                                                                               ====

-----------------------------------------------------------------------------------

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

----------------------------------------------------------------------------------------------------------------------------
 (Dollar amounts in thousands)                               2001 vs. 2000                         2000 vs. 1999

                                                       Increase (decrease) due to            Increase (decrease) due to
                                                  ------------------------------------  ------------------------------------
                                                   Volume        Rate        Total       Volume        Rate        Total
----------------------------------------------------------------------------------------------------------------------------
 Interest income:
    Securities                                      $   219     $ (2,191)    $ (1,972)    $ 2,557      $ 2,199      $ 4,756
    Loans                                             3,953         (794)       3,159       7,907          594        8,501
    Cash equivalents                                    (18)         (72)         (90)         54           58          112
    FHLB stock                                          148         (116)          32          54           83          137
                                                  ----------   ----------  -----------  ----------   ----------  -----------

    Total interest-earning assets                     4,302       (3,173)       1,129      10,572        2,934       13,506
                                                  ----------   ----------  -----------  ----------   ----------  -----------

 Interest expense:
    Deposits                                          1,665         (828)         837       2,945        1,467        4,412
    FHLB advances                                     5,040       (1,132)       3,908       1,001          951        1,952
    Repurchase agreements                            (3,846)        (205)      (4,051)      3,307          896        4,203
    Subordinated debt                                     3           (3)           -           4           (4)           -
                                                  ----------   ----------  -----------  ----------   ----------  -----------

    Total interest-bearing liabilities                2,862       (2,168)         694       7,257        3,310       10,567
                                                  ----------   ----------  -----------  ----------   ----------  -----------

 Net interest income                                $ 1,440     $ (1,005)    $    435     $ 3,315      $  (376)     $ 2,939
                                                  ==========   ==========  ===========  ==========   ==========  ===========
----------------------------------------------------------------------------------------------------------------------------

2001 RESULTS COMPARED TO 2000 RESULTS

GENERAL. The Company reported net income of $7.2 million, inclusive of an extraordinary charge of $483,000, net of tax, and $6.7 million for 2001 and 2000, respectively. The $496,000 or 7.4% increase in net income between 2001 and 2000 can primarily be attributed to increases in interest income and noninterest income of $1.2 million and $1.9 million, respectively, offset by increases in interest expense and noninterest expense of $694,000 and $1.1 million, respectively. The year ended December 31, 2000 included a one-time recovery of $605,000 associated with the Company's Bennett lease pools which was received from the Bankruptcy Trustee on certain previously reserved non-performing lease loans. Without the recovery, net income would have been $6.4 million for the year ended December 31, 2000 and would reflect an increase of $866,000 for the year ended December 31, 2001, inclusive of the extraordinary charge.

NET INTEREST INCOME. Net interest income increased $511,000 or 2.6% to $19.9 million for 2001, compared to $19.4 million for 2000. This increase in net interest income can be attributed to an increase in interest income of $1.2 million, offset by an increase in interest expense of $694,000.

INTEREST INCOME. Interest income increased $1.2 million or 1.5% to $79.7 million for 2001, compared to $78.5 million for 2000. This increase in interest income can be attributed to an increase in interest earned on loans receivable of $3.2 million, partially offset by a decrease in interest earned on securities of $1.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

Interest earned on loans receivable increased $3.2 million or 8.5% to $40.2 million for 2001, compared to $37.1 million for 2000. This increase was primarily attributable to an increase in the average balance of loans outstanding of $52.0 million or 10.9% to $530.4 million for 2001, compared to $478.5 million for 2000. Partially offsetting this volume increase was a decrease in the yield on loans to 7.58% for 2001, compared to 7.74% for 2000.

Interest earned on securities decreased $1.9 million or 4.8% to $37.8 million for 2001, compared to $39.7 million for 2000. This decrease was primarily attributable to a decrease in the tax equivalent yield on securities to 6.64% for 2001, compared to 6.99% for 2000, offset slightly by an increase in the average balances of $3.1 million for 2001 as compared to 2000.

Income from FHLB stock increased $32,000 or 2.4% to $1.4 million for 2001, compared to $1.4 million for 2000. This nominal increase can be attributed to an increase in the average balance of $2.2 million or 11.4% to $21.4 million for 2001, compared to $19.2 million for 2000. Offsetting this increase was a decrease in the yield on FHLB stock to 6.49% for 2001, compared to 7.07% for 2000.

Interest earned on cash equivalents decreased $90,000 or 24.7% to $274,000 for 2001, compared to $364,000 for 2000 as the yield decreased to 3.03% for 2001, compared to 3.81% for 2000. In addition to the decrease in yields, the average balance decreased by $499,000 or 5.2%.

INTEREST EXPENSE. Interest expense increased $694,000 or 1.2% to $59.8 million for 2001, compared to $59.1 million for 2000. This increase in interest expense can be attributed to an increase in interest incurred on deposits of $837,000, offset by a decrease in interest incurred on FHLB advances, repurchase agreements and other borrowings of $143,000.

Interest incurred on deposits increased $837,000 or 3.8% to $22.7 million for 2001, compared to $21.8 million for 2000. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $37.9 million or 7.8% to $522.3 million for 2001, compared to $484.4 million for 2000, offset partially by a decrease in the cost of deposits to 4.34% in 2001 from 4.51% in 2000.

Interest incurred on FHLB advances and repurchase agreements decreased $143,000 or 0.4% to $34.9 million for 2001, compared to $35.0 million for 2000. This decrease was primarily attributable to a decrease in the cost of these funds to 6.08% for 2001, compared to 6.31% for 2000. Partially offsetting the decrease in the cost of funds was an increase in the average balance of FHLB advances and repurchase agreements of $18.6 million or 3.3% to $574.4 million for 2001, compared to $555.7 million for 2000.

Interest expense on subordinated debt remained stable at $2.2 million for 2001. The average balance of the subordinated debt was consistent from year to year at $24.1 million.

PROVISION FOR (RECOVERY OF) LOAN LOSSES. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses increased $102,000 reflecting a provision for loan losses of $47,000 for 2001, compared to a recovery of loan losses of $55,000 for 2000. The increase in the provision for loan losses between the periods is due to a reflection of the $605,000 recovery recorded in January 2000 associated with the Company's Bennett Lease pools which was received from the Bankruptcy Trustee.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

As a result of the provision for and recovery of loan losses during 2001 and 2000 and the acquisition of WSB in 2001, the Company's allowance for loan losses amounted to $5.1 million or 0.94% of the Company's total loan portfolio at December 31, 2001, compared to $5.0 million or 0.92% at December 31, 2000. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 2001 and December 31, 2000 was 205.72 % and 188.96%, respectively.

At December 31, 2001, the Company had $859,000 in outstanding Bennett Funding Group leases, compared to $876,000 at December 31, 2000. The total loan loss reserves associated with these leases were $859,000 at December 31, 2001.

NONINTEREST INCOME. Noninterest income increased $1.9 million or 65.8% to $4.8 million for 2001, compared to $2.9 million for 2000. This increase can be attributed to increases in net realized gain on sales of securities available for sale, fees and service charges, the cash surrender value of the bank owned life insurance and other noninterest income of $941,000, $542,000, $236,000 and $185,000, respectively.

NONINTEREST EXPENSE. Noninterest expense increased $1.1 million or 7.3% to $15.4 million for 2001, compared to $14.3 million for 2000. This increase can be primarily attributed to increases in compensation and employee benefits and premises and equipment of $805,000 and $281,000, respectively.

Compensation and employee benefits expense increased $805,000 or 10.0% to $8.8 million for 2001, compared to $8.0 million for 2000. This increase can be attributed to the addition of WSB's employees in connection with the acquisition during the fourth quarter and normal salary increases between the years.

Premises and equipment expense increased $281,000 or 14.4% to $2.2 million for 2001, compared to $1.9 million for 2000. This increase can be attributed to the acquisition of WSB and increases in depreciation and branch office expenses.

Federal insurance premiums expense increased $4,000 or 4.0% to $103,000 for 2001, compared to $99,000 for 2000. The increase can be attributed to the acquisition of WSB.

Data processing expense decreased $12,000 or 2.1% to $568,000 for 2001, compared to $580,000 for 2000. This decrease can be attributed to the one-time conversion costs incurred in 2000 associated with the SHS conversion, offset partially by conversion costs related to the WSB conversion.

Other expenses decreased $25,000 or 0.7% to $3.7 million for 2001, compared to $3.7 million for 2000. This decrease can be attributed to a decrease in audit and accounting expenses and consulting fees of $288,000, partially offset by increases to REO, supplies, postage and telephone expenses of $92,000, $57,000, $54,000 and $36,000, respectively. The increase in the telephone expense can be attributed to the addition of the 24-hour voice response telephone banking system.

PROVISION FOR INCOME TAXES. The provision for income taxes increased $281,000 or 22.6% to $1.5 million for 2001, compared to $1.2 million for 2000. This increase was primarily the result of an increase in income before income taxes of $1.3 million or 15.8% to $9.2 million for 2001, compared to $8.0 million for 2000.

EXTRAORDINARY ITEM. During the year ended December 31, 2001, the Company incurred an extraordinary charge of $483,000, net of tax. This extraordinary item was the result of early prepayment penalties incurred in the prepayment of $20.0 million of the Company's long-term debt that occurred during a combined restructuring of the Company's assets and liabilities. The penalties that were incurred on the prepayment of the long-term debt were offset by gains on the sales of securities that were used in the restructuring. The overall restructuring resulted in a reduction to the Company's interest expense for the period and a prospective improvement to future net interest income.

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

NET INTEREST INCOME. Net interest income increased $3.1 million or 19.1% to $19.4 million for 2000, compared to $16.3 million for 1999. This increase in net interest income can be attributed to an increase in interest income of $13.7 million, offset by an increase in interest expense of $10.6 million.

INTEREST INCOME. Interest income increased $13.7 million or 21.1% to $78.5 million for 2000, compared to $64.8 million for 1999. This increase in interest income can be attributed to increases in interest earned on securities, loans receivable, cash equivalents and FHLB stock of $4.9 million, $8.5 million, $112,000 and $137,000, respectively.

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

Interest earned on securities increased $4.9 million to $39.7 million for 2000, compared to $34.8 million for 1999. This increase was primarily attributable to an increase in the tax equivalent yield on securities to 6.99% for 2000, compared to 6.61% for 1999, and also to an increase in the average balances of $37.5 million for 2000 as compared to 1999.

Income from FHLB stock increased $137,000 to $1.4 million for 2000, compared to $1.2 million for 1999 as the yield increased to 7.07% for 2000, compared to 6.63% for 1999. In addition to the increase in yields, the average balance increased by $789,000 or 4.3%.

Interest earned on cash equivalents increased $112,000 to $364,000 for 2000, compared to $252,000 for 1999 as the yield increased to 3.81% for 2000, compared to 3.15% for 1999. In addition to the increase in yields, the average balance increased by $1.6 million or 19.4%.

INTEREST EXPENSE. Interest expense increased $10.6 million or 21.8% to $59.1 million for 2000, compared to $48.5 million for 1999. This increase in interest expense can be attributed to increases in interest incurred on deposits, FHLB advances and repurchase agreements and other borrowings of $4.4 million, $2.0 million and $4.2 million, respectively.

Interest incurred on deposits increased $4.4 million or 25.3% to $21.8 million for 2000, compared to $17.4 million for 1999. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $67.0 million or 16.1% to $484.4 million for 2000 compared to $417.4 million for 1999, and, to a lesser extent, an increase in the cost of deposits to 4.51% in 2000 from 4.17% in 1999.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

Interest incurred on repurchase agreements increased $4.2 million or 44.9% to $13.6 million for 2000, compared to $9.4 million for 1999. The increase was primarily attributable to an increase in the average balance of repurchase agreements of $54.8 million or 33.0% to $220.8 million for 2000, compared to $166.0 million for 1999. The increase in the average balance was a result of the Company's decision to enter into repurchase agreements during the period due to their lower cost of funds. Also contributing to this increase in the interest incurred on repurchase agreements was an increase in the cost of these funds to 6.15% in 2000, compared to 5.64% for 1999.

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

As a result of the recovery of and provision for loan losses during 2000 and 1999, the Company's allowance for loan losses amounted to $5.0 million or .92% of the Company's total loan portfolio at December 31, 2000, compared to $4.8 million or 1.16% at December 31, 1999. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 2000 and December 31, 1999 was 188.96 % and 111.29%, respectively.

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

NONINTEREST EXPENSE. Noninterest expense increased $1.9 million or 15.4% to $14.3 million for 2000, compared to $12.4 million for 1999. This increase can be attributed to increases in compensation and employee benefits, premises and equipment, data processing expense and other expenses of $1.3 million, $430,000, $17,000 and $346,000, respectively, offset by a decrease in federal insurance premiums of $151,000.

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

The Company's Board of Directors has established an Asset and Liability Management Committee consisting of two outside directors, the President and Chief Executive Officer, Group Senior Vice President and Chief Financial Officer, Group Senior Vice President/Operations, Group Senior Vice President/Lending and Group Senior Vice President/Administration. This committee, which meets at least quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans and (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, FHLB advances and repurchase agreements.

As of December 31, 2001, the implementation of these asset and liability initiatives resulted in the following: (i) $225.6 million or 41.2% of the Company's total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $132.9 million or 37.0% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $145.1 million or 34.0% of the Company's portfolio of mortgage-backed securities were secured by ARMs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------


INTEREST RATE SENSITIVITY GAP ANALYSIS

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company's products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2001, the Company's interest-earning assets maturing or repricing within one year totaled $464.2 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $554.1 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $89.9 million or a negative 7.1% of total assets. At December 31, 2001, the percentage of the Company's assets to liabilities maturing or repricing within one year was 83.8%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2001 which are expected to mature, prepay or reprice in each of the future time periods presented:

------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                    Due in     Due within   Due within   Due within     Due in
                                               six months   six months     one to      three to       over
                                                 or less    to one year  three years  five years   five years       Total
------------------------------------------------------------------------------------------------------------------------------

Total interest-earning assets                     $322,305     $141,858    $ 286,371     $179,341     $268,631    $ 1,198,506

Total interest-bearing liabilities                 372,596      181,531      332,236       66,183      217,050      1,169,596
                                               ------------ ------------ ------------ ------------ ------------ --------------

Maturity or repricing gap during the period       $(50,291)    $(39,673)   $ (45,865)    $113,158     $ 51,581       $ 28,910
                                               ============ ============ ============ ============ ============ ==============

Cumulative gap                                    $(50,291)    $(89,964)   $(135,829)    $(22,671)    $ 28,910
                                               ============ ============ ============ ============ ============

Ratio of gap during the period to total assets      (3.98%)      (3.14%)      (3.63%)       8.96%        4.09%
                                               ============ ============ ============ ============ ============

Ratio of cumulative gap to total assets             (3.98%)      (7.13%)     (10.76%)      (1.80%)       2.29%
                                               ============ ============ ============ ============ ============

Total assets                                                                                                      $ 1,262,449
                                                                                                                ==============
------------------------------------------------------------------------------------------------------------------------------

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

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2001 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2001 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2001 for portfolio equity:

----------------------------------------------------------------------------------------------------------------------------
                                                                   Increase                                Decrease
                                                         ------------------------------            -------------------------
                                                              +100           +200                      -100        -200
                                                               BP             BP                        BP          BP
----------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                         0.11%          0.44%                   (4.40%)     (5.26%)
Return on average equity - increase (decrease)                    0.35%          0.95%                   (7.29%)     (8.76%)
Diluted earnings per share - increase (decrease)                  0.31%          1.01%                   (7.75%)     (9.30%)
Portfolio equity - increase (decrease)                          (12.55%)       (29.64%)                   4.82%       2.19%
----------------------------------------------------------------------------------------------------------------------------

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2000 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2000 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2000 for portfolio equity:

----------------------------------------------------------------------------------------------------------------------------
                                                                   Increase                                 Decrease
                                                         ------------------------------            -------------------------
                                                              +100           +200                      -100        -200
                                                               BP             BP                        BP          BP
----------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                         1.18%          1.40%                   (0.20%)     (1.57%)
Return on average equity - increase (decrease)                    2.18%          2.63%                   (0.54%)     (3.08%)
Diluted earnings per share - increase (decrease)                  2.34%          2.82%                   (0.40%)     (3.06%)
Portfolio equity - increase (decrease)                          (18.05%)       (36.39%)                   8.46%       8.74%
----------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's primary sources of funds are deposits, advances from the FHLB, loan and security repayments and funds provided by operations. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions. For a discussion on issues that may affect the liquidity of the Company, including outstanding commitments, contingent liabilities, legal actions and off balance sheet items, please refer to notes 12 and 13 of the consolidated financial statements.

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 4.0% of adjusted total assets and risk-based capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 5.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy. At December 31, 2001, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.8%, 6.8% and 12.7%, respectively.

IMPACT OF INFLATION AND CHANGING PRICES
---------------------------------------

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

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

RECENT ACCOUNTING AND REGULATORY PRONOUNCEMENTS
-----------------------------------------------

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141, which replaces APB opinion No. 16, requires all business combinations to be accounted for by the purchase method and eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 will affect how future business combinations undertaken are accounted for and disclosed in the financial statements. The issuance of this statement had no effect on the Company's results of operations, financial position or liquidity during 2001.

Under the requirements of SFAS No. 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests. Goodwill is required to be tested for impairment between annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------

a reporting unit below its carrying value. An indefinite lived intangible asset is required to be tested for impairment between the annual tests if an event occurs or circumstances change indicating that the asset might be impaired. The new amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during the transition period until adoption, whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. The Company was required to adopt Statement 142 effective January 1, 2002. The goodwill that was created from the acquisition of WSB was not amortized, in accordance with the requirements of statement 142. In addition the Company has determined that if statement 142 had been in effect in 2001, the result would have been the elimination of the amortization of the pre-existing goodwill, or an increase to net income of $742,000.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                                     DECEMBER 31,
                                                                                        --------------------------------------
                                                                                             2001                  2000
                                                                                        ---------------       ----------------
                                     ASSETS
                                     ------

Cash on hand and in banks                                                                  $     4,135            $     4,428
Interest-earning deposits                                                                        9,489                  8,262
Federal funds sold                                                                               1,855                    636
Securities available for sale; cost of $636,815 and $609,552                                   640,282                605,414
Loans receivable, net of allowance for loan losses of $5,147 and $4,981                        527,485                512,228
Accrued interest receivable                                                                      8,219                  8,220
Federal Home Loan Bank (FHLB) stock                                                             21,889                 19,899
Premises and equipment, net                                                                      9,995                  8,978
Real estate acquired through foreclosure, net                                                    1,590                  1,817
Prepaid expenses and other assets                                                               14,986                 13,627
Bank owned life insurance                                                                       22,524                 16,641
                                                                                        ---------------       ----------------

            TOTAL ASSETS                                                                   $ 1,262,449            $ 1,200,150
                                                                                        ===============       ================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES:
     Deposits                                                                              $   592,052            $   508,913
     FHLB advances                                                                             434,003                396,817
     Repurchase agreements                                                                     119,640                191,272
     Guaranteed preferred beneficial interest in subordinated debt, net                         24,159                 24,115
     Advance payments by borrowers for taxes and insurance                                       4,058                  4,640
     Accrued expenses and other liabilities                                                      8,634                  6,130
                                                                                        ---------------       ----------------

         TOTAL LIABILITIES                                                                   1,182,546              1,131,887
                                                                                        ---------------       ----------------

STOCKHOLDERS' EQUITY:
     Preferred stock, $.01 par value, 5,000,000 shares authorized;
         none issued                                                                                 -                      -
     Common stock, $.01 par value, 10,000,000 shares authorized;
         7,706,580 and 7,490,803 shares issued;
         7,320,388 and 6,009,291 shares outstanding                                                 77                     75
     Additional paid-in capital                                                                 57,906                 73,669
     Treasury stock, at cost; 386,192 and 1,481,512 shares                                      (4,318)               (21,915)
     Unearned Employee Stock Ownership Plan (ESOP) shares                                       (2,912)                (3,456)
     Unvested shares held by Management Recognition Plan (MRP)                                    (255)                  (237)
     Retained earnings                                                                          27,117                 22,858
     Accumulated other comprehensive income (loss), net                                          2,288                 (2,731)
                                                                                        ---------------       ----------------

         TOTAL STOCKHOLDERS' EQUITY                                                             79,903                 68,263
                                                                                        ---------------       ----------------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $ 1,262,449            $ 1,200,150
                                                                                        ===============       ================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------
                                                                            2001         2000         1999
                                                                          --------     --------     --------

Interest income:
     Loans receivable                                                     $ 40,216     $ 37,057     $ 28,556
     Securities available for sale                                          37,786       39,682       33,376
     Securities held to maturity                                                 -            -        1,386
     FHLB stock                                                              1,391        1,359        1,222
     Deposits with banks and federal funds sold                                274          364          252
                                                                          --------     --------     --------
         TOTAL INTEREST INCOME                                              79,667       78,462       64,792
                                                                          --------     --------     --------

INTEREST EXPENSE:
     Deposits                                                               22,666       21,829       17,417
     FHLB advances and repurchase agreements                                34,898       35,041       28,886
     Guaranteed preferred beneficial interest in subordinated debt           2,226        2,226        2,226
                                                                          --------     --------     --------
         TOTAL INTEREST EXPENSE                                             59,790       59,096       48,529
                                                                          --------     --------     --------

NET INTEREST INCOME                                                         19,877       19,366       16,263
     Provision for (recovery of ) loan losses                                   47          (55)          54
                                                                          --------     --------     --------

NET INTEREST INCOME AFTER PROVISION FOR (RECOVERY OF ) LOAN LOSSES          19,830       19,421       16,209
                                                                          --------     --------     --------

NONINTEREST INCOME:
     Fees and service charges                                                2,041        1,499        1,337
     Net realized gain (loss) on sale of securities available for sale         913          (28)         544
     Increase of cash surrender value of bank owned life insurance           1,093          857          777
     Other                                                                     750          565          398
                                                                          --------     --------     --------
         TOTAL NONINTEREST INCOME                                            4,797        2,893        3,056
                                                                          --------     --------     --------

NONINTEREST EXPENSE:
     Compensation and employee benefits                                      8,827        8,022        6,753
     Premises and equipment                                                  2,226        1,945        1,515
     Federal deposit insurance premiums                                        103           99          250
     Data processing                                                           568          580          563
     Other                                                                   3,667        3,692        3,346
                                                                          --------     --------     --------
         TOTAL NONINTEREST EXPENSE                                          15,391       14,338       12,427
                                                                          --------     --------     --------

INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY ITEM              9,236        7,976        6,838
     Provision for income taxes                                              1,524        1,243        1,077
                                                                          --------     --------     --------
INCOME BEFORE EXTRAORDINARY ITEM                                             7,712        6,733        5,761
     Extraordinary item, net of tax of $249                                   (483)           -            -
                                                                          --------     --------     --------

NET INCOME                                                                $  7,229     $  6,733     $  5,761
                                                                          ========     ========     ========

BASIC INCOME PER COMMON SHARE:
         Income before extraordinary item                                 $   1.13     $   0.98     $   0.88
         Extraordinary item                                                  (0.07)           -            -
         Net income                                                       $   1.06     $   0.98     $   0.88

DILUTED INCOME PER COMMON SHARE:
         Income before extraordinary item                                 $   1.10     $   0.97     $   0.86
         Extraordinary item                                                  (0.07)           -            -
         Net income                                                       $   1.03     $   0.97     $   0.86

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                ADDITIONAL                    UNEARNED       UNVESTED
                                                   COMMON        PAID-IN        TREASURY        ESOP            MRP
                                                    STOCK        CAPITAL         STOCK         SHARES         SHARES
                                                -------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                             $ 63       $ 59,448      $ (16,841)     $ (2,681)        $ (237)
Comprehensive results:
    Net income                                              -              -              -             -              -
    Transfer securities from HTM to AFS, net                -              -              -             -              -
    Other comprehensive results, net                        -              -              -             -              -
    Reclassification adjustment                             -              -              -             -              -
                                                -------------------------------------------------------------------------
Total comprehensive results
Cash dividends at $0.28 per share                           -              -              -             -              -
Purchase of treasury stock, at
    cost (199,162 shares)                                   -              -         (2,839)            -              -
Reissuance of treasury stock
    for stock option exercises                              -            145            466             -              -
Principal payments on ESOP debt                             -             93              -           469              -
Additional ESOP shares purchased                            -              -              -          (864)             -
                                                -------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999                               63         59,686        (19,214)       (3,076)          (237)

Comprehensive results:

    Net income                                              -              -              -             -              -

    Other comprehensive results, net                        -              -              -             -              -
    Reclassification adjustment                             -              -              -             -              -
                                                -------------------------------------------------------------------------

Total comprehensive results
Common stock issued as a result of
    the acquisition of SHS                                  6          8,065              -          (888)             -
Cash dividends at $0.32 per share                           -              -              -             -              -
Common stock dividend of 10%                                6          5,921              -             -              -
Payment of cash in lieu of fractional
    shares for 10% stock dividend                           -             (5)             -             -              -
Purchase of treasury stock, at
    cost (280,320 shares)                                   -              -         (3,134)            -              -
Reissuance of treasury stock
    for stock option exercises                              -             54            433             -              -
Principal payments on ESOP debt                             -            (52)             -           606              -
Additional ESOP shares purchased                            -              -              -           (98)             -
                                                -------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                               75         73,669        (21,915)       (3,456)          (237)

Comprehensive results:

    Net income                                              -              -              -             -              -

    Other comprehensive results, net                        -              -              -             -              -
    Reclassification adjustment                             -              -              -             -              -
                                                -------------------------------------------------------------------------
Total comprehensive results
Common stock issued as a result of
    the acquisition of WSB                                  2          2,666              -             -              -
Cash dividends at $0.38 per share                           -              -              -             -              -
Six-for-five stock split                                             (18,595)        18,607             -              -
Payment of cash in lieu of fractional
    shares for six-for-five stock split                     -             (6)             -             -              -
Purchase of treasury stock, at
    cost (146,084 shares)                                   -              -         (1,667)            -              -
Reissuance of treasury stock
    for stock option exercises                              -              -            657             -              -
Principal payments on ESOP debt                             -            122              -           588              -
Additional ESOP shares purchased                            -              -              -           (44)             -
Unvested shares granted by the MRP                          -             50              -             -            (50)
Accrued compensation expense MRP                            -              -              -             -             32
                                                -------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2001                             $ 77       $ 57,906       $ (4,318)     $ (2,912)        $ (255)
                                                =========================================================================


                                                                ACCUMULATED
                                                                   OTHER
                                                               COMPREHENSIVE       TOTAL
                                                  RETAINED     INCOME (LOSS),  STOCKHOLDERS'
                                                  EARNINGS       NET OF TAX        EQUITY
                                                ----------------------------------------------

BALANCE AT DECEMBER 31, 1998                         $ 20,870            $ 461       $ 61,083
Comprehensive results:
    Net income                                          5,761                -          5,761
    Transfer securities from HTM to AFS, net                -             (138)          (138)
    Other comprehensive results, net                        -          (11,718)       (11,718)
    Reclassification adjustment                             -             (433)          (433)
                                                ----------------------------------------------
Total comprehensive results                             5,761          (12,289)        (6,528)
Cash dividends at $0.28 per share                      (1,801)               -         (1,801)
Purchase of treasury stock, at
    cost (199,162 shares)                                   -                -         (2,839)
Reissuance of treasury stock
    for stock option exercises                           (342)               -            269
Principal payments on ESOP debt                             -                -            562
Additional ESOP shares purchased                            -                -           (864)
                                                ----------------------------------------------
BALANCE AT DECEMBER 31, 1999                           24,488          (11,828)        49,882

Comprehensive results:

    Net income                                          6,733                -          6,733

    Other comprehensive results, net                        -            9,060          9,060
    Reclassification adjustment                             -               37             37
                                                ----------------------------------------------
Total comprehensive results                             6,733            9,097         15,830
Common stock issued as a result of
    the acquisition of SHS                                  -                -          7,183
Cash dividends at $0.32 per share                      (2,164)               -         (2,164)
Common stock dividend of 10%                           (5,927)               -              -
Payment of cash in lieu of fractional
    shares for 10% stock dividend                           -                -             (5)
Purchase of treasury stock, at
    cost (280,320 shares)                                   -                -         (3,134)
Reissuance of treasury stock
    for stock option exercises                           (272)               -            215
Principal payments on ESOP debt                             -                -            554
Additional ESOP shares purchased                            -                -            (98)
                                                ----------------------------------------------
BALANCE AT DECEMBER 31, 2000                           22,858           (2,731)        68,263
Comprehensive results:

    Net income                                          7,229                -          7,229

    Other comprehensive results, net                        -            5,212          5,212
    Reclassification adjustment                             -             (193)          (193)
                                                ----------------------------------------------
Total comprehensive results                             7,229            5,019         12,248
Common stock issued as a result of                                                          -
    the acquisition of WSB                                  -                -          2,668
Cash dividends at $0.38 per share                      (2,617)               -         (2,617)
Six-for-five stock split                                  (12)               -              -
Payment of cash in lieu of fractional                                                       -
    shares for six-for-five stock split                     -                -             (6)
Purchase of treasury stock, at
    cost (146,084 shares)                                   -                -         (1,667)
Reissuance of treasury stock                                                                -
    for stock option exercises                           (341)               -            316
Principal payments on ESOP debt                             -                -            710
Additional ESOP shares purchased                            -                -            (44)
Unvested shares granted by the MRP                                                          -
Accrued compensation expense MRP                            -                -             32
                                                ----------------------------------------------

BALANCE AT DECEMBER 31, 2001                         $ 27,117          $ 2,288       $ 79,903
                                                ==============================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
(Dollar amounts in thousands)

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------------------
                                                                                           2001           2000           1999
                                                                                       -------------  -------------  -------------
Operating activities:
     Net income                                                                           $   7,229      $   6,733      $   5,761
     ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING
         ACTIVITIES:
            Depreciation and amortization for premises and equipment                            863            758            605
            Provision for losses                                                                 55             94             63
            Amortization of premiums and accretion of discounts                                 (77)          (556)         1,357
            Origination of loans available for sale                                         (26,916)        (2,802)        (9,562)
            Proceeds from sale of loans available for sale                                   27,204          2,820          9,642
            (Gain) loss on sale of securities available for sale                               (913)            28           (544)
            Amortization of intangible assets                                                    65              -              -
            Amortization of goodwill                                                            742            732            603
            Compensation expense on ESOP                                                        710            554            562
            Compensation expense on MRP                                                          32              -              -
            Decrease (increase) in accrued interest receivable                                  131           (785)           (79)
            (Increase) decrease in prepaid expenses and other assets                         (2,745)           648           (502)
            Increase (decrease) in accrued expenses and other liabilities                     1,576          1,180           (937)
            Other                                                                            (1,982)        (1,104)          (581)
                                                                                       -------------  -------------  -------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                            5,974          8,300          6,388
                                                                                       -------------  -------------  -------------

INVESTING ACTIVITIES:
     Loan originations and purchases                                                       (155,565)      (160,593)      (146,981)
     Purchases of securities available for sale                                            (222,015)      (127,961)      (203,735)
     Purchases of FHLB stock                                                                 (1,790)          (837)             -
     Additions to premises and equipment                                                     (1,064)        (1,922)        (1,303)
     Purchase of bank owned life insurance                                                   (3,500)             -              -
     Principal repayments of loans receivable                                               158,632        100,897        112,728
     Principal repayments of securities available for sale                                  141,706         72,034         86,319
     Principal repayments of securities held to maturity                                          -              -          8,324
     Proceeds from the sale of securities available for sale                                 70,931         49,374         73,791
     Proceeds from sale of REO                                                                  569            434            306
     Payment for purchase of SHS, net of cash acquired                                            -         (3,082)             -
     Cash acquired from WSB, net of payment for purchase                                      3,211              -              -
                                                                                       -------------  -------------  -------------
         NET CASH USED IN INVESTING ACTIVITIES                                               (8,885)       (71,656)       (70,551)
                                                                                       -------------  -------------  -------------

FINANCING ACTIVITIES:
     Net increase in deposits                                                                43,525          9,698          8,732
     Proceeds from long-term borrowings                                                      89,522        228,474        148,485
     Repayments of long-term borrowings                                                    (121,707)      (210,649)       (94,575)
     Net (decrease) increase in short-term borrowings                                        (2,261)        41,594          9,291
     Proceeds received from exercise of stock options                                           316            215            269
     Dividends paid                                                                          (2,620)        (2,179)        (1,878)
     Payments to acquire treasury stock                                                      (1,667)        (3,134)        (2,839)
     Stock purchased by ESOP                                                                    (44)           (98)          (864)
                                                                                       -------------  -------------  -------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                                            5,064         63,921         66,621
                                                                                       -------------  -------------  -------------

Net increase in cash equivalents                                                              2,153            565          2,458
Cash equivalents at beginning of period                                                      13,326         12,761         10,303
                                                                                       -------------  -------------  -------------
Cash equivalents at end of period                                                         $  15,479      $  13,326      $  12,761
                                                                                       =============  =============  =============

Continued

--------------------------------------------------------------------------------
(Dollar amounts in thousands)

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                       -------------------------------------------
                                                                                           2001           2000           1999
                                                                                       -------------  -------------  -------------

SUPPLEMENTAL INFORMATION:

     Interest paid                                                                         $ 59,670       $ 60,530       $ 48,505
     Income taxes paid                                                                          767          2,461          1,544

     SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
         Transfers from loans receivable to real estate acquired
            through foreclosure                                                                 310          2,050            333
         Transfers of securities from held to maturity to available for sale                      -              -         54,464
         Dividends declared but not paid                                                        732            601            461
         Stock dividend paid                                                                      -          5,927              -

         The Company purchased all of the common stock of SHS for $14.5 million.
             In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
               Fair value of assets acquired                                               $      -       $ 91,550       $      -
               Stock and stock options issued for the purchase of SHS
                   common stock                                                                   -         (8,071)             -
               Cash paid for SHS common stock                                                     -         (6,448)             -
               Liabilities assumed                                                                -        (79,116)             -
                                                                                       -------------  -------------  -------------
                   Goodwill recognized                                                     $      -       $ (2,085)      $      -
                                                                                       -------------  -------------  -------------

         The Company purchased all of the common stock of WSB for $6.0 million.
             In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
               Fair value of assets acquired                                               $ 46,246       $      -       $      -
               Stock issued for the purchase of WSB common stock                             (2,668)
               Cash paid for WSB common stock                                                (3,311)             -              -
               Liabilities assumed                                                          (40,582)             -              -
                                                                                       -------------  -------------  -------------
                   Goodwill recognized                                                     $   (315)      $      -       $      -
                                                                                       -------------  -------------  -------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       PRINCIPLES OF CONSOLIDATION

       ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. (ESB or the Bank), PennFirst Financial Services, Inc., PennFirst Capital Trust I (the Trust), PennFirst Financial Advisory Services, Inc. (PFAS), THF, Inc. (THF), AMSCO, Inc. and ESB Financial Services, Inc. ESB is a federally chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. All significant intercompany transactions and balances have been eliminated in consolidation.

       BASIS OF PRESENTATION

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 2000 and 1999 have been reclassified to conform with the financial statement presentation for 2001. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends and stock splits.

       OPERATING SEGMENTS

       An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, and the operating results of which are reviewed by management. ESB's business activities are currently confined to one operating segment which is community banking.

       CASH EQUIVALENTS

       Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $1.9 million during the year 2001.

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

       Impaired loans are identified and measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Impaired loans consist of non-homogeneous loans, which based on the evaluation of current information and events, management has determined that it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company evaluates all commercial and commercial real estate loans which have been classified for regulatory reporting purposes, including non-accrual and restructured loans, in determining impaired loans.

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

       INTANGIBLE ASSETS

       Goodwill consisted of $7.2 million and $7.6 million at December 31, 2001 and 2000, respectively. Core deposit intangible was $863,000 and $0 at December 31, 2001 and 2000, respectively. As discussed on page 20, the Company adopted the provisions of FASB 141 and certain provisions of FASB 142 in 2001 in conjunction with the acquisition of WSB. The provisions of FASB 142 eliminated the amortization of the goodwill associated with the acquisition of WSB. With the full adoption of FASB 142 in January 2002, the pre-existing goodwill will no longer be amortized but will be subject to annual impairment tests. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. The core deposit intangible assets are amortized on a sum of the years digit basis over the estimated benefit period, generally up to ten years.

       INCOME TAXES

       Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

       FINANCIAL INSTRUMENTS

       The Company purchases interest rate cap and floor contracts to manage its sensitivity to interest rate risk. These contracts may be designated as a hedge against certain on-balance sheet financial instruments if a high correlation exists between the contracts and the hedged instrument. High correlation is achieved based on the results of a mathematical correlation analysis or if the characteristics of the hedging instrument are structurally similar to the instrument being hedged. Hedge correlation of cap or floor contracts to a hedged instrument is reviewed periodically. The Company has adopted FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure the instruments at their fair value. A derivative may be designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to variable cash flows of a forecasted transaction or a hedge of the foreign currency exposure of a net investment in a foreign operation, an

--------------------------------------------------------------------------------

       1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       FINANCIAL INSTRUMENTS (CONTINUED)

       unrecognized firm commitment, an available for sale security, or a foreign -currency denominated forecasted transaction. This statement was in effect in 2001 for the Company. Management has evaluated the impact of SFAS 133 and determined that it did not materially affect the Company's financial position or results of operations.

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

              CASH EQUIVALENTS - The carrying amounts of cash equivalents approximate their fair values.
              SECURITIES - Fair values for securities are based on quoted market prices.
              ACCRUED INTEREST RECEIVABLE AND PAYABLE - The carrying amounts of accrued interest approximate their fair values.
              LOANS RECEIVABLE - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
              FHLB stock - FHLB stock is restricted for trading purposes, and thus, the carrying value approximates fair value.
              DEPOSITS - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.
              BORROWED FUNDS AND SUBORDINATED DEBT - For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of

--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) contractual cash flows and on the Company's current incremental borrowing rates for similar types of borrowing arrangements
              LOAN COMMITMENTS - The fair value of loan commitments at December 31, 2001 and 2000 approximated the carrying value of those commitments at those dates.
              INTEREST RATE CONTRACTS - Estimated fair values of interest rate contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.
              BANK OWNED LIFE INSURANCE (BOLI) - The fair value of BOLI at December 31, 2001 and 2000 approximated the cash surrender value of the policies at those dates.

       NET INCOME PER SHARE

       The following table summarizes the Company's net income per share for the years ended December 31:

------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------


                                                          2001                        2000                        1999
                                                         -------                     -------                     -------
Net income                                               $ 7,229                     $ 6,733                     $ 5,761
Weighted-average common shares outstanding                 6,843                       6,863                       6,564
                                                         -------                     -------                     -------
    BASIC EARNINGS PER SHARE                             $  1.06                     $  0.98                     $  0.88
                                                         =======                     =======                     =======

Weighted-average common shares outstanding                 6,843                       6,863                       6,564

Common stock equivalents due to effect of stock options      179                          88                         160
                                                         -------                     -------                     -------
Total weighted-average common shares and equivalents       7,022                       6,951                       6,724
                                                         -------                     -------                     -------
    DILUTED EARNINGS PER SHARE                           $  1.03                     $  0.97                     $  0.86
                                                         =======                     =======                     =======

------------------------------------------------------------------------------------------------------------------------


       Options to purchase 80,220 shares of common stock at $13.63 per share and 92,280 shares of common stock at $11.27 per share, were outstanding as of December 31, 2001 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options expire on June 30, 2008 and December 31, 2011, respectively. Options to purchase 88,475 shares of common stock at $8.84 per share, 80,227 shares of common stock at $13.63 per share, 101,842 shares of common stock at $10.61 per share and 146,345 shares of common stock at $8.65 per share were outstanding as of December 31, 2000 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options expire on June 30, 2007, June 30, 2008, June 30, 2009 and June 30, 2010, respectively.

--------------------------------------------------------------------------------

2.      SECURITIES

       The following table summarizes the Company's securities as of December
       31:



----------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                            Amortized       Unrealized      Unrealized          Fair
                                                           cost            gains           losses            value
----------------------------------------------------------------------------------------------------------------------

AVAILABLE FOR SALE:
-------------------
     DECEMBER 31, 2001:
         Trust Preferred securities                       $   1,967         $     -         $    (17)       $   1,950
         U.S. Government securities                           5,975             318                -            6,293
         Municipal securities                                87,648             964             (680)          87,932
         Equity securities                                    2,360             144             (253)           2,251
         Corporate Bonds                                    116,325           1,974           (3,839)         114,460
         Mortgage-backed securities                         422,540           5,447             (591)         427,396
                                                        ------------     -----------     ------------     ------------
                                                          $ 636,815         $ 8,847         $ (5,380)       $ 640,282
                                                        ============     ===========     ============     ============
     DECEMBER 31, 2000:
         Trust Preferred securities                       $   2,000             $ -         $   (287)       $   1,713
         U.S. Government securities                          19,983             175              (28)          20,130
         Municipal securities                                93,577           1,132             (844)          93,865
         Equity securities                                    2,878             236             (580)           2,534
         Corporate Bonds                                     77,931             771           (4,144)          74,558
         Mortgage-backed securities                         413,183           2,272           (2,841)         412,614
                                                        ------------     -----------     ------------     ------------
                                                          $ 609,552         $ 4,586         $ (8,724)       $ 605,414
                                                        ============     ===========     ============     ============
----------------------------------------------------------------------------------------------------------------------

       The proceeds from the sale of securities as of December 31, 2001, 2000 and 1999 were $70.9 million, $49.4 million and $73.8 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $1.1 million and $204,000, respectively in 2001, $428,000 and $456,000, respectively, in 2000 and $820,000 and $276,000, respectively, in 1999.

       At December 31, 2001 the book value of the Company's Daimler Chrysler corporate bonds exceeded 10% of stockholders' equity. The book value and market values were $8.2 million and $8.2 million, respectively. The issue is classified as investment grade debt by a national rating service.

       The following table summarizes scheduled maturities of the Company's securities as of December 31, 2001, excluding equity securities which have no maturity dates:


--------------------------------------------------------------------------
(Dollar amounts in thousands)                       Available for sale
                                             -----------------------------
                                              Amortized          Fair
                                                cost             value
--------------------------------------------------------------------------

Due in one year or less                         $  5,033         $  5,044
Due from one year to five years                   45,046           47,055
Due from five to ten years                        36,966           38,021
Due after ten years                              547,410          547,911
                                             ------------     ------------
                                                $634,455         $638,031
                                             ============     ============
--------------------------------------------------------------------------

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

       Securities, with carrying values of $19.5 million and $20.7 million as of December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.     LOANS RECEIVABLE

       The following table summarizes the Company's loans receivable as of December 31:

--------------------------------------------------------------------------------

(Dollar amounts in thousands)                              2001          2000
--------------------------------------------------------------------------------

MORTGAGE LOANS:
     Residential - single family                         $337,896       $334,201
     Residential - multi family                            29,154         26,998
     Commercial real estate                                48,869         48,633
     Construction                                          50,426         51,523
                                                         --------       --------
                                                          466,345        461,355
OTHER LOANS:
     Consumer loans                                        65,815         68,099
     Commercial business                                   15,264         10,692
                                                         --------       --------
                                                          547,424        540,146
LESS:
     Allowance for loan losses                              5,147          4,981
     Deferred loan fees and net discounts                     483          1,380
     Loans in process                                      14,309         21,557
                                                         --------       --------
                                                         $527,485       $512,228
                                                         ========       ========
--------------------------------------------------------------------------------

       Non-performing loans, which include only non-accrual loans, were $2.5 million and $2.6 million at December 31, 2001 and 2000, respectively.

       For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

--------------------------------------------------------------------------------
(Dollar amounts in thousands)                             2001     2000     1999
--------------------------------------------------------------------------------

Interest income that would have been recorded             $147     $272     $244
Interest income recognized                                  76       82       90
                                                          ----     ----     ----

Interest income foregone                                  $ 71     $190     $154
                                                          ====     ====     ====
--------------------------------------------------------------------------------


       The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

--------------------------------------------------------------------------------

3.     LOANS RECEIVABLE (CONTINUED)

       The following is a summary of the changes in the allowance for loan losses:

       -----------------------------------------------------------------
       (Dollar amounts in thousands)
                                                                 Totals
       -----------------------------------------------------------------

       Balance, December 31, 1998                                $ 4,815
            Provision for loan losses                                 54
            Charge offs                                              (55)
            Recoveries                                                 9
                                                                 -------

       Balance, December 31, 1999                                  4,823
            Allowance for loan losses of SHS                         544
            Recovery of loan losses                                  (55)
            Charge offs                                             (409)
            Recoveries                                                78
                                                                 -------

       Balance, December 31, 2000                                  4,981
            Allowance for loan losses of WSB                         154
            Provision for loan losses                                 47
            Charge offs                                              (44)
            Recoveries                                                 9
                                                                 -------
       Balance, December 31, 2001                                $ 5,147
                                                                 =======
       -----------------------------------------------------------------

       The following table is a summary of the loans considered to be impaired as of December 31:

       ---------------------------------------------------------------------------
       (Dollar amounts in thousands)                     2001      2000      1999
       ---------------------------------------------------------------------------

       Impaired loans with an allocated allowance       $1,062    $1,044    $3,294
       Impaired loans without an allocated allowance         -         -         -
                                                        ------    ------    ------
                Total impaired loans                    $1,062    $1,044    $3,294
                                                        ======    ======    ======
       Allocated allowance on impaired loans            $1,002    $1,012    $1,828
       Portion of impaired loans on non-accrual          1,062     1,044     3,294
       Average impaired loans                            1,016     1,582     3,442
       Income recognized on impaired loans                   4         3        48

       ---------------------------------------------------------------------------

       SFAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

       The Company conducts its business through 17 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4.     INVESTMENT REQUIRED BY REGULATION

       The Company's subsidiary bank is a member of the Federal Home Loan Bank
       (FHLB) System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

--------------------------------------------------------------------------------

5.      PREMISES AND EQUIPMENT

       Premises and equipment at December 31 are summarized by major classification as follows:

       --------------------------------------------------------------------
       (Dollar amounts in thousands)                        2001       2000
       --------------------------------------------------------------------

       Land                                              $ 1,075    $   954
       Buildings and improvements                         10,413      8,767
       Leasehold improvements                                514        523
       Furniture, fixtures and equipment                   7,313      6,991
                                                         -------    -------

                                                          19,315     17,235
       Less accumulated depreciation and amortization      9,320      8,257
                                                         -------    -------

                                                         $ 9,995    $ 8,978
                                                         =======    =======
       --------------------------------------------------------------------

       Depreciation and amortization expense for the years December 31, 2001, 2000 and 1999 were $863,000, $758,000, and $605,000, respectively.

       The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $137,582, $147,076, $153,020, $155,660,
       $155,660 and $417,286 for the years ended December 31, 2002, 2003, 2004,
       2005, 2006 and thereafter, respectively. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $148,000, $130,000 and $61,000,
       respectively.

6.     DEPOSITS

       The following table summarizes the Company's deposits as of December 31:

       ------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                    2001                    2000
                                              --------------------    ---------------------

               Type of accounts               Amount          %        Amount        %
       ------------------------------------------------------------------------------------
       Noninterest-bearing deposits           $ 16,139        2.7%    $  9,620        1.9%
       NOW account deposits                     43,632        7.4%      41,549        8.2%
       Money Market deposits                    72,706       12.3%      65,467       12.8%
       Passbook account deposits                85,765       14.5%      72,248       14.2%
       Time deposits                           373,810       63.1%     320,029       62.9%
                                              --------     ------     --------     ------
                                              $592,052      100.0%    $508,913      100.0%
                                              ========     ======     ========     ======

       Time deposits mature as follows:

       Within one year                        $263,091       44.4%    $177,471       34.9%
       After one year through two years         80,348       13.6%      80,647       15.8%
       After two years through three years      17,292        2.9%      48,210        9.5%
       Thereafter                               13,079        2.2%      13,701        2.7%
                                              --------     ------     --------     ------
                                              $373,810       63.1%    $320,029       62.9%
                                              ========     ======     ========     ======
       ------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

6.     DEPOSITS (CONTINUED)

       The Company had a total of $105.6 million and $74.3 million in deposits of $100,000 or more at December 31, 2001 and 2000, respectively.

       Interest expense by type of deposit account for the year ended December 31 is as follows:

       ---------------------------------------------------------------
       (Dollar amounts in thousands)     2001       2000       1999
       ---------------------------------------------------------------

       NOW account deposits             $   156    $   270    $   151
       Money Market deposits              2,222      2,569      2,342
       Passbook account deposits          1,483      1,633      1,384
       Time deposits                     18,805     17,345     13,540
                                        -------    -------    -------

                                        $22,666    $21,817    $17,417
                                        =======    =======    =======
       ---------------------------------------------------------------

       Interest expense on advance payments by borrowers for taxes and insurance, not included above, for the year ended December 31, 2000 was $12,000.

7.     BORROWED FUNDS

       Borrowed funds, which include FHLB advances, repurchase agreements and treasury tax and loan notes payable, as of December 31 are summarized as follows:

       ---------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                                            2001                         2000
                                                                     ------------------------  -----------------------------
                                                                      Weighted                     Weighted
                                                                       average                     average
                                                                        rate       Amount            rate         Amount
       ---------------------------------------------------------------------------------------------------------------------

       FHLB ADVANCES:
            Due within 12 months                                        5.14%      $ 171,051        6.00%         $ 105,207
            Due beyond 12 months but within 2 years                     6.36%        157,699        6.65%            93,883
            Due beyond 2 years but within 3 years                       5.25%         77,055        6.62%           152,699
            Due beyond 3 years but within 4 years                       5.47%         23,885        6.48%            27,055
            Due beyond 4 years but within 5 years                       6.07%          1,816        6.42%            13,885
            Due beyond 5 years                                          6.69%          2,309        6.66%             3,917
                                                                                 ------------                   ------------
                                                                                     433,815                        396,646

       TREASURY TAX AND LOAN NOTE PAYABLE                               1.64%            188        6.25%               171
                                                                                 ------------                   ------------

                                                                                   $ 434,003                      $ 396,817
                                                                                 ============                   ============

       REPURCHASE AGREEMENTS:
            Due within 12 months                                        5.19%      $  98,040        6.02%         $  95,632
            Due beyond 12 months but within 2 years                     6.96%         10,600        6.17%            74,040
            Due beyond 2 years but within 3 years                       7.30%         11,000        6.96%            10,600
            Due beyond 3 years but within 4 years                                          -        7.30%            11,000
                                                                                 ------------                   ------------

                                                                                   $ 119,640                      $ 191,272
                                                                                 ============                   ============
       ---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

7.     BORROWED FUNDS (CONTINUED)

       Included in the $433.8 million of FHLB advances, is approximately $65.5 million of convertible select advances. These advances reset to the 3 month London Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. At the reset date if the 3 month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. It has historically been the Company's position to pay off the advance and replace it with fixed-rate funding.

       FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. The fair value of qualifying mortgage loans pledged as collateral against FHLB advances was $343.2 million at December 31, 2001.

       The Company enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as borrowed funds. The dollar amount of the securities underlying the agreements remain in their respective asset accounts.

       Repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

       The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2001 was $134.2 million with an amortized cost of $132.3 million. The market value of the securities as of December 31, 2000 was $210.4 million with an amortized cost of $210.3 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase, was greater than 90 days for the years ended December 31, 2001 and 2000.

       As of December 31, 2001 and 2000 the Company had repurchase agreements outstanding with Morgan Stanley Dean Witter of $49.0 million and $ 134.7 million, respectively, and with Salomon Smith Barney of $70.6 million and $56.6 million, respectively.

       As of December 31, 2001, the Company had repurchase agreements with Morgan Stanley Dean Witter with $2.8 million at risk with a weighted average maturity of 8 months and with Salomon Smith Barney with $11.7 million at risk with a weighted average maturity of 10 months.

       Borrowings under repurchase agreements averaged $157.3 million, $220.8 million and $166.0 million during 2001, 2000 and 1999, respectively. The maximum amount outstanding at any month-end was $191.3 million, $235.5 million and $211.8 million during 2001, 2000 and 1999, respectively.

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

8.     GUARANTEED PREFERRED BENEFICIAL INTEREST IN SUBORDINATED DEBT

       On December 9, 1997, the Trust, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $25.3 million, 8.625% Trust Preferred Securities (Preferred Securities) .

--------------------------------------------------------------------------------
8.     GUARANTEED PREFERRED BENEFICIAL INTEREST IN SUBORDINATED DEBT (CONTINUED)

       with a stated value and liquidation preference of $10 per share. The Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company

       The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $25.3 million of 8.625% Junior Subordinated Debentures (the Subordinated Debt) of the Company. The Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Subordinated Debt primarily represents the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of December 31, 2027, on or after December 31, 2002, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date.

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

       Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $1.1 million and $1.2 million as of December 31, 2001 and 2000, respectively, and are amortized on a level-yield basis over the term of the Preferred Securities.

9.     INCOME TAXES

       The provision for income taxes for the years ended December 31, is comprised of the following:

       -------------------------------------------------------------------------
       (Dollar amounts in thousands)   2001           2000         1999
       -------------------------------------------------------------------------

       CURRENT EXPENSE:
            Federal                  $ 1,298       $ 1,317       $ 1,326
            State                        (42)          185           522
                                     -------       -------       -------
                                       1,256         1,502         1,848
       DEFERRED BENEFIT:
            Federal                      268          (259)         (771)
                                     -------       -------       -------
                                         268          (259)         (771)
                                     -------       -------       -------

                                     $ 1,524       $ 1,243       $ 1,077
                                     =======       =======       =======
       -------------------------------------------------------------------------

       In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders' equity during the years ended December 31:

       ---------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                                            2001             2000              1999
       ---------------------------------------------------------------------------------------------------------------------

       Net (gain) loss on securities available for sale                         $ (2,586)        $ (4,686)          $ 6,330
       Compensation expense for tax purposes in excess of
             amounts recognized for financial statement purposes                      45               54               145

                                                                             ------------     ------------     -------------
                                                                                $ (2,541)        $ (4,632)          $ 6,475
                                                                             ============     ============     =============
       ---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

       9.      INCOME TAXES (CONTINUED)

              The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

       ----------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                                                                    2001          2000
       ----------------------------------------------------------------------------------------------------------------------
       DEFERRED TAX ASSETS:
                     Allowances for losses on loans and real estate owned                              $ 1,491       $ 1,330
                     Interest and fees on loans                                                             36            43
                     General business credit                                                               515           287
                     Minimum tax credit carry forward                                                    1,161           975
                     Investment securities available for sale                                                -         1,407
                     Other                                                                                 128           132
                                                                                                      ---------     ---------
                     Gross deferred tax assets                                                           3,331         4,174

       DEFERRED TAX LIABILITIES:
                     Investment in securities available for sale                                         1,179             -
                     Accretion of discounts                                                                558           131
                     Core deposit intangible                                                               305            14
                     Other                                                                                 338           186
                                                                                                      ---------     ---------
                     Gross deferred tax liabilities                                                      2,380           331

                     Net deferred tax asset                                                            $   951       $ 3,843
                                                                                                     =========     =========
       ----------------------------------------------------------------------------------------------------------------------

       The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

       The general business credit of $514,953 will be available to reduce future federal income tax through the year 2020. The alternative minimum tax credit of $1,161,066 is available to reduce future regular income taxes over an indefinite period.

       A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

       -----------------------------------------------------------------------------------------------------------------------
                                                                                    2001             2000              1999
       -----------------------------------------------------------------------------------------------------------------------

       Tax at statutory rate                                                         34.0%            34.0%             34.0%
       Increase (decrease) resulting from:
                     Tax free income, net of interest disallowance                  (18.0%)          (20.2%)           (25.0%)
                     State income taxes, net of Federal income tax benefit           (0.3%)            1.5%              5.0%
                     Goodwill                                                         2.7%             3.1%              3.0%
                     Other, net                                                      (1.9%)           (2.8%)            (1.2%)
                                                                               ------------     ------------     -------------

       Reported rate                                                                 16.5%            15.6%             15.8%
                                                                               ============     ============     =============

       -----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

9.     INCOME TAXES (CONTINUED)

       The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank's bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank's base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2000 (the most recent date for which a tax return has been filed) include approximately $15.2 million representing such bad debt deductions for which no deferred income taxes have been provided.

10.    EMPLOYEE BENEFIT PLANS

       RETIREMENT SAVINGS PLAN

       The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee's contribution to their individual tax-deferred retirement account. Employees can contribute up to 15% of their compensation to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $166,000, $163,000 and $140,000 to the plan during 2001, 2000 and 1999, respectively.

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

       The purchase of shares of the Company's stock by the ESOP is funded by loans from the Company. Unreleased ESOP shares collateralize the loans payable to the Company, and the cost of these shares is recorded as a contra-equity account in stockholders' equity of the Company. The ESOP's loans payable to the Company bear a weighted-average interest rate of 8.0% and mature within the next 15 years. Shares released as debt payments are made by the ESOP to the Company. The ESOP's sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 2001, 2000 and 1999 amounted to $135,000, $130,000 and
       $86,000, respectively.

       In November 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans", which prescribes comprehensive accounting guidance for ESOPs. The major requirements of SOP No. 93-6 provide, among other provisions, that compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS. The Company adopted SOP No. 93-6 on January 1, 1994 for shares acquired by the ESOP after that date. The Company currently accounts for its ESOP under the guidance of SOP No. 93-6

--------------------------------------------------------------------------------
10.      EMPLOYEE BENEFIT PLANS (CONTINUED)

         EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

         During 2001, 2000 and 1999, the Company recognized compensation expense related to the ESOP of $710,000, $554,000 and $562,000, respectively.

         As of December 31, 2001 and 2000 the ESOP held a total of 939,300 and 930,571 shares, respectively, of the Company's stock, and there were 302,984 and 362,518 unallocated shares, respectively, with a fair value of $3.1 million and $3.0 million, respectively.

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

         The Company has elected to follow the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rates of 4.6%; dividend yields of 3.5%; volatility factors of the expected market price of the Company's stock of 21.3%; and a weighted average life of the option of nine years.

         The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma results including consideration of this amortized expense are as follows for the years ended December 31:

         -------------------------------------------------------------------------------------------------------------------
         (Dollar amounts in thousands, except share data)                          2001            2000            1999
         -------------------------------------------------------------------------------------------------------------------

         Pro forma net income                                                       $ 7,082         $ 6,497         $ 5,503

         Pro forma diluted net
           income per share                                                           $1.00           $0.92           $0.80

         -------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

10.       EMPLOYEE BENEFIT PLANS (CONTINUED)

         STOCK OPTION PLANS (CONTINUED)

         Stock option activities under the Option Plans for the years ended December 31 are as follows:

         -------------------------------------------------------------------------------------------------------------------------
                                                           2001                       2000                       1999
                                                  ------------------------   ------------------------  ---------------------------
                                                                Weighted                   Weighted                   Weighted
                                                                Average                    Average                    Average
                                                                Exercise                   Exercise                   Exercise
                                                    Options    Price/Share   Options(1)  Price/Share(1)  Options(1)  Price/Share(1)
         --------------------------------------------------------------------------------------------------------------------------

         Outstanding at beginning of year             760,725      $ 8.49       609,589       $ 8.36       555,437       $ 7.46

           Granted                                     92,280       11.27       146,345         8.65       103,759        10.61
           Converted                                        -           -        56,797         5.84             -            -
           Exercised                                  (65,630)       5.41       (44,052)        3.67       (47,429)        2.62
           Expired                                       (120)       8.65        (7,954)        8.84        (2,178)       13.63
                                                  ------------               -----------               ------------

         Outstanding at end of year                   787,255        8.96       760,725         8.49       609,589         8.36
                                                  ============               ===========               ============

         Exercisable at end of year                   738,455      $ 8.98       683,325       $ 8.48       609,589       $ 8.36
                                                  ============               ===========               ============

         -------------------------------------------------------------------------------------------------------------------------

         (1) Options and price/share data for the years ended December 31, 2000 and 1999 have been adjusted to reflect the stock split paid on May 30, 2001 and the stock dividend paid on May 31, 2000.

         The weighted-average fair values of options granted during 2001, 2000 and 1999 utilizing the Black-Scholes Valuation Model were $2.41, $2.52 and $3.84, respectively.

         The following table summarizes certain characteristics of issued stock options as of December 31, 2001:


         ------------------------------------------------------------------------------------------------------

                                                                                                   Average
                                                                                                  Remaining
                                               Options                    Exercise               Contractual
             Year Issued                     Outstanding                    Price               Life (in years)
         ------------------------------------------------------------------------------------------------------

                1992                                1,393                    $ 4.78                  0.2
                1994                               31,013                      7.17                  2.5
                1994                               79,566                      4.58                  2.8
                1995                               48,909                      8.18                  3.5
                1995                                6,810                      5.04                  3.8
                1996                               68,345                      8.14                  4.5
                1997                               80,639                      8.84                  5.5
                1997                               54,225                      5.83                  5.8
                1998                               80,220                     13.63                  6.5
                1999                              101,836                     10.61                  7.5
                2000                              142,019                      8.65                  8.5
                2001                               92,280                     11.27                 10.0
                                            --------------
                                                  787,255                    $ 8.96                  6.3
                                            ==============
         ------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

10.    EMPLOYEE BENEFIT PLANS (CONTINUED)

       MANAGEMENT RECOGNITION PLAN

       In connection with the acquisition of Troy Hill Federal Savings Bank, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2001, there were 29,104 shares held in the Management Recognition Plan trust. During 2001, 2,600 shares were distributed, with an associated compensation expense of $32,000. An additional 10,400 shares have been identified for distribution.

11.    OTHER COMPREHENSIVE INCOME (LOSS)

       In complying with FAS No. 130, "Reporting Comprehensive Income", the Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized gain (loss) on securities available for sale. Other comprehensive income and related tax effects for the years ended December 31 consists of:

       ---------------------------------------------------------------------------------------------------------------------------
       (Amounts in thousands)               2001                             2000                           1999 (1)
       ---------------------------------------------------------------------------------------------------------------------------

                                Unrealized   Reclassification     Unrealized    Reclassification  Unrealized      Reclassification
                                   Gain          Adjustment           Gain          Adjustment      Loss (1)         Adjustment
                                ----------- ------------------  -------------- -----------------  -------------  -----------------

       Before tax amount           $ 7,897             $ (292)       $ 13,727              $ 56      $ (18,092)            $ (527)

       Tax (expense) benefit        (2,685)                99          (4,667)              (19)         6,236                 94
                                ----------- ------------------  -------------- -----------------  -------------  -----------------

       After tax amount            $ 5,212             $ (193)       $  9,060              $ 37      $ (11,856)            $ (433)
                                =========== ==================  ============== =================  =============  =================
       ---------------------------------------------------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------

13.    FINANCIAL INSTRUMENTS

       The following table sets forth the carrying amount and fair value of the Company's financial instruments included in the consolidated statement of financial condition as of December 31:

       ----------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                                              2001                       2000
                                                                       --------------------------  --------------------------
                                                                        Carrying        Fair        Carrying        Fair
                                                                         amount         value        amount         value
       ----------------------------------------------------------------------------------------------------------------------

       FINANCIAL ASSETS:
           Cash equivalents                                               $ 15,479      $ 15,479      $ 13,326      $ 13,326
           Securities available for sale                                   640,282       640,282       605,414       605,414
           Loans receivable                                                527,485       533,748       512,228       517,153
           Accrued interest receivable                                       8,219         8,219         8,220         8,220
           FHLB stock                                                       21,889        21,889        19,899        19,899
           Interest rate contracts                                               -             -             1             2
           Bank owned life insurance                                        22,524        22,524        16,641        16,641

       FINANCIAL LIABILITIES:
           Deposits                                                        592,052       600,279       508,913       512,130
           Borrowed funds                                                  553,643       569,492       588,089       593,738
           Guaranteed preferred beneficial interest
              in subordinated debt, net                                     24,159        22,124        24,115        20,948
           Accrued interest payable                                          4,002         4,002         4,198         4,198
       ----------------------------------------------------------------------------------------------------------------------



       The following table presents the notional amount of the Company's interest rate cap contracts and the contractual amount of the Company's other off-balance sheet financial instruments as of December 31:

       ----------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                                                    2001                        2000
       ----------------------------------------------------------------------------------------------------------------------

       Interest rate cap contracts                                                       $     -                    $ 10,000
       Loans in process and commitments:
           Fixed interest rate                                                            10,988                      14,502
           Variable interest rate                                                         28,672                      16,779
       Lines of credit:
           Commercial                                                                     27,359                      21,139
           Consumer                                                                       16,187                      13,865
       Letters of credit:
           Commercial                                                                          -                           -
           Standby                                                                         4,941                       1,229
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

       Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier I) capital (as defined) and risk-based capital (as defined). As of December 31, 2001 the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31, 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core, and risk-based capital ratios as set forth in the following table. There are no conditions or events since that notification that have changed the categorization.

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

       OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income (which takes into account capital distributions declared) for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution,
       (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution. The Bank can declare dividends (subject only to the aforementioned notice requirement) subsequent to December 31, 2001, of up to approximately $13.2 million of retained earnings of $27.4 million at December 31, 2001, less any dividends declared subsequent to December 31, 2001 plus net income between January 1, 2002, and the date of any such dividend declaration. For the years ended December 31, 2001 and 1999, the Bank declared dividends to the Company of $6.0 million and $5.0 million, respectively.

--------------------------------------------------------------------------------

14.    REGULATORY MATTERS AND INSURANCE OF ACCOUNTS (CONTINUED)

       The following table sets forth certain information concerning regulatory capital:

----------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                                                          TO BE WELL
                                                                                                    CAPITALIZED UNDER
                                                                        FOR CAPITAL                 PROMPT CORRECTIVE
                                               ACTUAL                ADEQUACY PURPOSES:            ACTION PROVISIONS:
                                      -------------------------   -------------------------   ------------------------------
                                        AMOUNT        RATIO         AMOUNT        RATIO          AMOUNT           RATIO
----------------------------------------------------------------------------------------------------------------------------


AS OF DECEMBER 31, 2001:
Total Capital
     (to Risk Weighted Assets)          $ 87,374        13.41%      $ 52,107         8.00%         $ 65,133          10.00%

Core Capital
     (to Adjusted Tangible Assets)      $ 82,574         6.79%      $ 48,640         4.00%         $ 60,780           5.00%

Tangible Capital
     (to Tangible Assets)               $ 82,574         6.79%      $ 18,240         1.50%              N/A            N/A

Tier I Capital
     (to Risk Weighted Assets)          $ 82,574        12.68%        N/A             N/A          $ 39,080           6.00%


AS OF DECEMBER 31, 2000:
Total Capital
     (to Risk Weighted Assets)          $ 84,100        16.20%      $ 41,531         8.00%         $ 51,914          10.00%

Core Capital
     (to Adjusted Tangible Assets)      $ 79,480         6.83%      $ 46,572         4.00%         $ 58,215           5.00%

Tangible Capital
     (to Tangible Assets)               $ 79,480         6.83%      $ 17,465         1.50%              N/A            N/A

Tier I Capital
     (to Risk Weighted Assets)          $ 79,480        15.31%        N/A             N/A          $ 31,148           6.00%
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

15.    QUARTERLY FINANCIAL DATA (UNAUDITED)

       Quarterly earnings per share data may vary from annual earnings due to rounding.

       -------------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands, except share data)                          First      Second        Third        Fourth
                                                                                Quarter     Quarter      Quarter      Quarter
       -------------------------------------------------------------------------------------------------------------------------

       2001:
       -----
           Interest income                                                      $ 20,432     $ 20,225     $ 19,601     $ 19,410
           Interest expense                                                       15,398       15,267       14,772       14,353
                                                                                --------     --------     --------     --------
           Net interest income                                                     5,034        4,958        4,829        5,057
           Provision for loan losses                                                   6           33            5            3
                                                                                --------     --------     --------     --------
           Net interest income after provision for loan losses                     5,028        4,925        4,824        5,054
           Net realized gain (loss) on sale of securities available for sale           3          (25)         758          177
           Other noninterest income                                                  770          872        1,009        1,233
           Noninterest expense                                                     3,632        3,773        3,696        4,291
                                                                                --------     --------     --------     --------
           Net income before income taxes and extraordinary item                   2,169        1,999        2,895        2,173
           Provision for income taxes                                                343          282          548          351
                                                                                --------     --------     --------     --------

           Income before extraordinary item                                        1,826        1,717        2,347        1,822
           Extraordinary item, net of tax                                              -            -         (483)           -
                                                                                --------     --------     --------     --------

           Net income                                                           $  1,826     $  1,717     $  1,864     $  1,822
                                                                                ========     ========     ========     ========

           Diluted net income per share                                         $   0.26     $   0.25     $   0.27     $   0.26
                                                                                ========     ========     ========     ========

       2000:
       -----
           Interest income                                                      $ 18,388     $ 19,524     $ 19,945     $ 20,605
           Interest expense                                                       13,654       14,560       15,143       15,739
                                                                                --------     --------     --------     --------
           Net interest income                                                     4,734        4,964        4,802        4,866
           (Recovery of) provision for loan losses                                  (452)         126           11          260
                                                                                --------     --------     --------     --------
           Net interest income after (recovery of) provision for loan losses       5,186        4,838        4,791        4,606
           Net realized gain (loss) on sale of securities available for sale           4            -          (37)           5
           Other noninterest income                                                  661          799          747          714
           Noninterest expense                                                     3,349        3,633        3,680        3,676
                                                                                --------     --------     --------     --------
           Net income before income taxes                                          2,502        2,004        1,821        1,649
           Provision for income taxes                                                578          374          187          104
                                                                                --------     --------     --------     --------

           Net income                                                           $  1,924     $  1,630     $  1,634     $  1,545
                                                                                ========     ========     ========     ========

           Diluted net income per share                                         $   0.28     $   0.23     $   0.23     $   0.22
                                                                                ========     ========     ========     ========
           ---------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

16. ESB FINANCIAL CORPORATION - CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

       Following are condensed financial statements for the parent company as of and for the years ended December 31:

      ------------------------------------------------------------------------------------------------
      CONDENSED STATEMENTS OF FINANCIAL CONDITION
      (Dollar amounts in thousands)                                              2001         2000
      ------------------------------------------------------------------------------------------------

       ASSETS:
           Interest-earning deposits                                           $     891     $     831
           Equity in net assets of subsidiaries                                  133,710       122,434
           Other assets                                                            3,844         3,000
                                                                               ---------     ---------

             Total assets                                                      $ 138,445     $ 126,265
                                                                               =========     =========

       LIABILITIES AND STOCKHOLDERS' EQUITY:
           Subordinated debt, net                                              $  24,159     $  24,115
           Payable to subsidiaries                                                32,750        33,500
           Accrued expenses and other liabilities                                  1,633           387
           Stockholders' equity                                                   79,903        68,263
                                                                               ---------     ---------

             Total liabilities and stockholders' equity                        $ 138,445     $ 126,265
                                                                               =========     =========
      ------------------------------------------------------------------------------------------------

      ------------------------------------------------------------------------------------------------
       CONDENSED STATEMENTS OF OPERATIONS
       (Dollar amounts in thousands)                                2001          2000          1999
      ------------------------------------------------------------------------------------------------

       INCOME:
           Equity in undistributed net income of subsidiaries    $   8,192     $   8,242     $   6,894
           Management fee income, from subsidiaries                  3,522         3,486         2,612
           Interest and other income                                   526           319           742
                                                                 ---------     ---------     ---------

             Total income                                           12,240        12,047        10,248

       EXPENSE:
           Interest expense, to subsidiary                           3,875         4,609         3,957
           Compensation and employee benefits                        1,596         1,476         1,244
           Other                                                       285           238           115
                                                                 ---------     ---------     ---------

             Total expense                                           5,756         6,323         5,316
                                                                 ---------     ---------     ---------

           Income before benefit from income taxes                   6,484         5,724         4,932

       Benefit from income taxes                                      (745)       (1,009)         (829)
                                                                 ---------     ---------     ---------

       NET INCOME                                                $   7,229     $   6,733     $   5,761
                                                                 =========     =========     =========
      ------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

16. ESB FINANCIAL CORPORATION - CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY) (CONTINUED)

       --------------------------------------------------------------------------------------------------------------
       CONDENSED STATEMENTS OF CASH FLOWS
       (In thousands)                                                                  2001        2000        1999
       --------------------------------------------------------------------------------------------------------------

       OPERATING ACTIVITIES:
           Net income                                                               $ 7,229     $ 6,733     $ 5,761
           Adjustments to reconcile net income to net cash (used in) provided by operating activities:
               Equity in undistributed net income of subsidiaries                    (8,192)     (8,242)     (1,894)
               (Gain) loss on sale of securities available for sale                    (257)         37        (377)
               Other, net                                                               697         629        (783)
                                                                                    -------     -------     -------
               Net cash (used in) provided by operating activities                     (523)       (843)      2,707
                                                                                    -------     -------     -------

       INVESTING ACTIVITIES:
               Purchases of securities                                                 (244)       (596)     (1,437)
               Principal repayments of securities                                         -           -       2,090
               Proceeds from the sale of securities available for sale                1,749       1,670       1,022
               Payment for purchase of SHS, net of cash acquired                          -      (3,082)          -
               Cash acquired from WSB, net of payment for purchase                    3,211           -           -
                                                                                    -------     -------     -------
               Net cash provided by (used in) investing activities                    4,716      (2,008)      1,675
                                                                                    -------     -------     -------

       FINANCING ACTIVITIES:
               Increase  in payable to subsidiaries                                    (750)      6,465         895
               Increase in subordinated debt, net                                        44          44          44
               Proceeds received from exercise of stock options                         316         215         269
               Dividends paid                                                        (2,620)     (2,179)     (1,878)
               Payments to acquire treasury stock                                    (1,667)     (3,134)     (2,839)
               Stock purchased by ESOP                                                  (44)        (98)       (864)
               Principal repayment of ESOP loan                                         588         606         469
                                                                                    -------     -------     -------
               Net cash (used in) provided by financing activities                   (4,133)      1,919      (3,904)
                                                                                    -------     -------     -------

       Increase (decrease) in cash equivalents                                           60        (932)        478
       Cash equivalents at beginning of period                                          831       1,763       1,285
                                                                                    -------     -------     -------

       Cash equivalents at end of period                                            $   891     $   831     $ 1,763
                                                                                    =======     =======     =======
       --------------------------------------------------------------------------------------------------------------

17.    ACQUISITION

       WSB HOLDING COMPANY

       On October 1, 2001, the Company completed its acquisition of WSB Holding Company (WSB) and its subsidiary, Workingmens Bank, based in Pittsburgh, Pennsylvania.

       Under the terms of the merger agreement, WSB merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $3.3 million in cash and 216,000 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Workingmens have been included in the Company's consolidated financial statements from October 1, 2001. Goodwill arising from this transaction was $315,000.

--------------------------------------------------------------------------------


18.    EFFECT OF RECENT ACCOUNTING AND REGULATORY PRONOUNCEMENTS


         In January of 2002, the Company will be required to adopt FASB No. 142, as discussed on page 20. The Company has determined that if FASB No. 142 had been in effect in the years ended December 31, 2001, 2000 and 1999, the result would have been:

       ----------------------------------------------------------------------
       (Dollar amounts in thousands,except share data)
       ----------------------------------------------------------------------

                                               2001         2000         1999
                                          ---------    ---------    ---------

       Reported net income                $   7,229    $   6,733    $   5,761
       Add back: Goodwill amortization          742          732          603
                                          ---------    ---------    ---------
       Adjusted net income                $   7,971    $   7,465    $   6,364
                                          =========    =========    =========

       Basic earnings per share:
         Reported earnings per share      $    1.06    $    0.98    $    0.88
         Goodwill amortization                 0.11         0.11         0.09
                                          ---------    ---------    ---------
         Adjusted earnings per share      $    1.17    $    1.09    $    0.97
                                          =========    =========    =========

       Diluted earnings per share:
         Reported earnings per share      $    1.03    $    0.97    $    0.86
         Goodwill amortization                 0.11         0.11         0.09
                                          ---------    ---------    ---------
         Adjusted earnings per share      $    1.14    $    1.08    $    0.95
                                          =========    =========    =========
       ----------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
ESB FINANCIAL CORPORATION

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries, as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of ESB Financial Corporation and subsidiaries, as of December 31, 1999 were audited by other auditors whose report dated January 20, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2001 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 25, 2002

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
ESB Financial Corporation
Ellwood City, Pennsylvania


We have audited the accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows of ESB Financial Corporation and subsidiaries for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, changes in stockholders' equity, and cash flows of ESB Financial Corporation and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


                                  /s/ KPMG LLP

Pittsburgh, Pennsylvania
January 20, 2000



                                      51a

STOCK AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------

LISTINGS AND MARKETS

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol "ESBF". The listed market makers for the Company's common stock include:



LEGG MASON WOOD WALKER, INC.                SANDLER O'NEILL & PARTNERS, LP      [ESBF LOGO]
2 Oliver Plaza                              919 Third Avenue, 6th Floor
Pittsburgh, PA  15222                       New York, NY 10022
Telephone: (412) 261-7300                   Telephone: (800) 635-6851

RYAN BECK & CO., INC.                       TUCKER ANTHONY, INC.
220 Livingston Orange Avenue                1 Beacon Street
Livingston, NJ  07039                       Boston, MA  02108
Telephone: (800) 223-8969                   Telephone: (888) 655-4135

PennFirst Capital Trust I, 8.625% cumulative trust preferred securities are traded on the Nasdaq National Stock Market under the symbol "ESBFP".

STOCK PRICE INFORMATION

The bid and ask price of the Company's common stock were $10.35 and $10.77, respectively, as of January 31, 2002.

The following table sets forth the high and low sale market prices of the Company's common stock as of and during the quarterly periods presented:

----------------------------------------------------------------------------
                                                     MARKET PRICE

                                         HIGH            LOW          CLOSE
----------------------------------------------------------------------------

2001 QUARTER ENDED
  December 31                          $11.75         $10.30         $10.35
  September 30                          13.00          11.11          11.30
  June 30                               13.25          10.36          12.65
  March 31                              11.46           8.18          11.46

2000 QUARTER ENDED
  December 31                           $8.75          $7.60          $8.18
  September 30                           8.70           7.92           8.13
  June 30                                9.06           7.01           8.33
  March 31                               9.38           8.43           8.43

----------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

CASH DIVIDENDS

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2001, the Company declared cash dividends with the following record and payment dates:


                                                             CASH DIVIDENDS
RECORD DATE                   PAYMENT DATE                      PER SHARE
-----------                   ------------                      ---------

December 31, 2001             January 25, 2002                   $0.100
September 28, 2001            October 25, 2001                   $0.100
June 29, 2001                 July 25, 2001                      $0.100
March 30, 2001                April 25, 2001                     $0.083

December 29, 2000             January 25, 2001                   $0.083
September 29, 2000            October 25, 2000                   $0.083
June 30, 2000                 July 25, 2000                      $0.083
March 31, 2000                April 25, 2000                     $0.068

STOCK SPLITS

The Company has declared the following stock splits since its inception:

                                                               STOCK SPLIT
RECORD DATE                   PAYMENT DATE                     PERCENTAGE
-----------                   ------------                     ----------

May 18, 2001                  May 30, 2001                         20%
December 31, 1994             January 25, 1995                     20%
December 31, 1993             January 24, 1994                     20%
May 12, 1993                  June 7, 1993                         20%
December 31, 1992             January 25, 1993                     20%
June 30, 1992                 July 25, 1992                        20%
December 31, 1991             January 25, 1992                     20%

NUMBER OF STOCKHOLDERS AND SHARES OUTSTANDING

As of December 31, 2001, there were 2,344 registered stockholders of record and 7,320,388 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

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

CORPORATE INFORMATION
--------------------------------------------------------------------------------
ANNUAL MEETING

       The annual meeting of the Company's stockholders will be held at 4:00 p.m., on Wednesday, April 17, 2002, at the Connoquenessing Country Club, Route 65, Ellwood City, PA 16117.

STOCKHOLDER AND INVESTOR INFORMATION

       Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Group Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117.

EQUAL EMPLOYMENT OPPORTUNITY

        ESB Financial Corporation has adopted an affirmative action program to assure equal opportunity for every employee and hires, trains, promotes, compensates and makes all other employment decisions without regard to race, color, religion, sex, age, national origin, disability or veteran status.

CORPORATE HEADQUARTERS

       ESB Financial Corporation
       600 Lawrence Avenue
       Ellwood City, PA   16117
       Phone:  (724) 758-5584

SUBSIDIARY COMPANIES

       ESB Bank, F.S.B.
           ESB Financial Services, Inc.
           PennFirst Financial Advisory Services, Inc.
           AMSCO, Inc.
                ESB Bank Building Associates
                McCormick Place Joint Venture
                Madison Woods Joint Venture
                McCormick Farms, LLC
                The Links at Deer Run Associates, LLC
                Brandy One, LLC
       PennFirst Financial Services, Inc.
       PennFirst Capital Trust I
       THF, Inc d/b/a Elite Settlement Services


INDEPENDENT ACCOUNTANTS                SPECIAL COUNSEL

        Ernst & Young L.L.P.             Elias, Matz, Tiernan & Herrick L.L.P.
        One Oxford Centre                734 15th Street, NW
        Pittsburgh, PA   15219           Washington, DC  20005

BOARD OF DIRECTORS
--------------------------------------------------------------------------------

                            ESB FINANCIAL CORPORATION
                            -------------------------

WILLIAM B. SALSGIVER
  Chairman of the Board
  A Principal - Perry Homes

HERBERT S. SKUBA
  Vice Chairman of the Board
  Director, President & CEO - Ellwood City Hospital

CHARLOTTE A. ZUSCHLAG
  President & Chief Executive Officer

GEORGE WILLIAM BLANK, JR.
  President - George W. Blank Supply Company

LLOYD L. KILDOO
  Owner & Funeral Director - Glenn-Kildoo Funeral Homes

CHARLES DELMAN
  Retired Chairman, President & CEO - ESB Bancorp, Inc.


MARIO J. MANNA
   Retired Tax Collector - Borough of Coraopolis


EDMUND C. SMITH
  Retired Works Manager - ARMCO, Ambridge

EDWIN A. THANER, P.E.
  President & Principal Engineer - E.A. Thaner & Associates




                                ESB BANK, F.S.B.
                                ----------------

WILLIAM B. SALSGIVER
  Chairman of the Board
  A Principal - Perry Homes

HERBERT S. SKUBA
  Vice Chairman of the Board
  Director, President & CEO - Ellwood City Hospital

CHARLOTTE A. ZUSCHLAG
  President & Chief Executive Officer

RAYMOND K. AIKEN
  Retired President & COO - Lockhart Chemical Co

GEORGE WILLIAM BLANK, JR.
  President - George W. Blank Supply Company

CHARLES DELMAN
  Retired Chairman, President & CEO - ESB Bancorp, Inc.

GUY DILLE
  Retired Financial Officer - Williams & Company, Inc.

LLOYD L. KILDOO
  Owner & Funeral Director - Glenn-Kildoo Funeral Homes


MARIO J. MANNA
  Retired Tax Collector - Borough of Coraopolis


EDWARD W. PRESKAR
  Retired Director of Facilities- School District of Pittsburgh

EDMUND C. SMITH
  Retired Works Manager - ARMCO, Ambridge

JOSEPH W. SNYDER
  Senior Buyer - Equitable Resources, Inc.

EDWIN A. THANER, P.E.
  President & Principal Engineer - E.A. Thaner & Associates

JEFREY F. WALL
  Vice President/Operations - R.J. Rhodes Transit, Inc.

CORPORATE OFFICERS, ADVISORY BOARD AND BANK OFFICERS
--------------------------------------------------------------------------------



ESB FINANCIAL CORPORATION                                                   ESB BANK, F.S.B.
-------------------------                                                   ----------------
     WILLIAM B. SALSGIVER                                                     WILLIAM B. SALSGIVER
       Chairman of the Board                                                    Chairman of the Board
     CHARLOTTE A. ZUSCHLAG                                                    CHARLOTTE A. ZUSCHLAG
       President & Chief Executive Officer                                      President & Chief Executive Officer
     THOMAS F. ANGOTTI
       Group Senior Vice President/Administration                             GROUP SENIOR VICE PRESIDENTS
                                                                              ----------------------------
     CHARLES P. EVANOSKI                                                        Thomas F. Angotti
       Group Senior Vice President, Chief Financial Officer & Treasurer         Charles P. Evanoski
     ROBERT C. HILLIARD, CPA                                                    Robert C. Hilliard, CPA
       Group Senior Vice President/Audit, Compliance & Loan Review              Frank D. Martz
     FRANK D. MARTZ                                                             Todd F. Palkovich
       Group Senior Vice President/Operations & Corporate Secretary
     TODD F. PALKOVICH                                                        SENIOR VICE PRESIDENTS
       Group Senior Vice President/Lending                                    ----------------------
     ROBERT J. COLALELLA                                                        Robert J. Colalella
       Senior Vice President/Marketing, Facilities & CRA                        John W. Donaldson II
     JOHN W. DONALDSON II                                                       Peter J. Greco
       Senior Vice President/Lending                                            Teresa Krukenberg
     PETER J. GRECO                                                             Ronald E. Pompeani
       Senior Vice President/Lending                                            Marilyn Scripko
     TERESA KRUKENBERG                                                          John T. Stunda
       Senior Vice President/Operations
      RONALD E. POMPEANI                                                      VICE PRESIDENTS
        Senior Vice President/Lending                                         ---------------
      MARILYN SCRIPKO                                                           Deborah A. Allen
        Senior Vice President/Lending                                           Nancy A. Glitsch
      JOHN T. STUNDA                                                            Paul F. Hoyson
        Senior Vice President/Human Resources                                   Lawrence C. Kerr
                                                                                Mary Ann Leonardo
                                                                                Ronald J. Mannarino
                                                                                Sally A. Mannarino
                                                                                Larry Mastrean
ESB BANK, F.S.B. ADVISORY BOARD                                                 Mark A. Platz
-------------------------------                                                 Bonita L. Wadding
     CHARLES DELMAN                                                             Joanne C. Wienand
       Retired Chairman, President & CEO - ESB Bancorp, Inc.                    Wayne G. Zerishnek
                                                                                Pamela K. Zikeli
     GIBSON E. BROCK
       Retired Manager of Engineering - J & L Steel Corporation
                                                                              ASSISTANT VICE PRESIDENTS
     GEORGE C. DORSCH                                                           Robert A. Ackerman
       Retired Engineer -                                                       Patricia M. Aumiller
       Dept. of Transportation, Commonwealth of Pennsylvania                    Janet S. Barletta
                                                                                Kathleen A. Bender
     DR. ALLEN GASTFRIEND                                                       Charlotte M. Bolinger
       Retired Dentist                                                          Frank R. Brzozowski
                                                                                Thomas E. Campbell
     CHARLES W. HERGENROEDER, III                                               Amy E. Dicks
       Partner - Hergenroeder, Rega, Sommer, L.L.C.                             Judy L. Diesing
                                                                                Katina J. Eliou
     WATSON F. MCGAUGHEY, JR.                                                   Joyce Erb
       President - McGaughey Buses, Inc.                                        John R. Fogg
                                                                                Deborah S. Goehring
     DONALD R. MILLER                                                           Margaret A. Haefele
       Retired President - Miller & Sons Chevrolet                              Brian Hulme
                                                                                Louise P. Massung
     JOHN J. SYKA                                                               Christopher McCaw
       Owner - John J. Syka Funeral Home, Inc.                                  Beth A. McClymonds
                                                                                Marianne L. Mills
     WSB ADVISORY BOARD                                                         Ann R. Nelson
     ------------------                                                         Deborah F. Pagley
     CHARLES DELMAN                                                             Timothy S. Robinson
       Retired Chairman, President & CEO - ESB Bancorp, Inc.                    Patricia Schramm
                                                                                Joyce A. Stellitano
     JOHANNA C. GUEHL                                                           Judy E. Sucola
       Partner - Brabender Guehl                                                Volynda Teets
                                                                                Sara F. Vattimo
     JOSEPH J. MANFRED                                                          Barbara Wetzel
       Retired - Manfred Insurance Agency

     STANFORD H. ROSENBERG                                                    ASSISTANT TREASURER
       Professor - LaRoche College                                            -------------------
                                                                                Nancy J. Newton

     JOHN P. MUELLER                                                          ASSISTANT SECRETARIES
       Retired - Muellers Hardware                                            ---------------------
       Retired - Chairman of the Board, WSB                                     Linda A. MacMurdo
                                                                                Dana M. Martz
                                                                                Robin Scheffler
     THF, INC.
     ---------
       Karen J. Myers - President

BOARD OF DIRECTORS AND EXECUTIVE AND SENIOR MANAGEMENT
--------------------------------------------------------------------------------





                         [Photo of Board of Directors]







Board of Directors of ESB Bank, F.S.B. are, seated from left, William B. Salsgiver, Charlotte A. Zuschlag, Charles Delman, Edmund C. Smith, Lloyd L. Kildoo, and Herbert S. Skuba. Standing from the left are, Edwin A. Thaner, Joseph W. Snyder, Jefrey F. Wall, Guy Dille, Mario J. Manna, Raymond K. Aiken, George W. Blank, Jr. and Edward W. Preskar.






                  [Photo of Executive and Senior Management]







Executive and Senior Management of ESB Bank, F.S.B. are, seated from left, Charlotte A. Zuschlag, Frank D. Martz, Charles P. Evanoski, Thomas F. Angotti, Robert C. Hilliard and Todd F. Palkovich. Standing from the left are, Ronald E. Pompeani, Teresa Krukenberg, John W. Donaldson II, John T. Stunda, Robert J. Colalella, Marilyn Scripko and Peter J. Greco.

OFFICE LOCATIONS AND BRANCH MANAGERS
--------------------------------------------------------------------------------

          ALIQUIPPA - JANET BARLETTA
   2301 Sheffield Road, Aliquippa, PA 15001
                 724.378.4436

            AMBRIDGE - KATINA ELIOU
    506 Merchant Street, Ambridge, PA 15003
                 724.266.5002

          BALDWIN - PATRICIA SCHRAMM
    5035 Curry Road - Pittsburgh, PA 15236
                 412.655.8670

          BEECHVIEW - BARBARA WETZEL
 1609 Broadway Avenue, Pittsburgh, PA 15216
                 412.344.7211

        BRIGHTON HEIGHTS - JUDY SUCOLA
3619 California Avenue, Pittsburgh, PA 15212           [Map of Office Locations
                 412.761.4994                            and Branch Managers]

           CENTER TWP - JUDY DIESING
     3531 Brodhead Road, Monaco, PA 15061
                 724.774.0332

          CORAOPOLIS - LARRY MASTREAN
    900 Fifth Avenue, Coraopolis, PA 15108
                 412.264.8862

         ELLWOOD CITY - PAMELA ZIKELI
 600 Lawrence Avenue, Ellwood City, PA 16117
                 724.758.5584

         FOX CHAPEL - JOYCE STELLITANO
   1060 Freeport Road, Pittsburgh, PA 15238
                 412.782.6500

          FRANKLIN TWP - TOM CAMPBELL
   1793 Mercer Road, Ellwood City, PA 16117
                 724.752.2500

        NEW CASTLE - CHARLOTTE BOLINGER
 Lawrence Village Plaza, Newcastle, PA 16101
                 724.654.7781

            NORTH SHORE - JOYCE ERB
     807 Middle St. - Pittsburgh, PA 15212
                 412.231.7297

         SPRING HILL - MARIANNE MILLS
  Itin & Rhine Streets, Pittsburgh, PA 15212
                 412.231.0819

         SPRINGDALE - FRANK BRZOZOWSKI
 849 Pittsburgh Street, Springdale, PA 15144
                 724.275.5879

           TROY HILL - PEGGY HAEFELE
   1706 Lowrie Street, Pittsburgh, PA 15212
                 412.231.8238

            WEXFORD - DEBBIE ALLEN
  101 Wexford-Bayne Road, Wexford, PA 15090
                 724.934.8989

          ZELIENOPLE - DEBBIE GOEHRING
     Northgate Plaza, Zelienople, PA 16063
                 724.452.6500

                       [Photo of Center Township Office]


November 12, 2001 marked the official ribbon cutting for the grand re-opening of the Center Township Office. This office now offers the progressive line of quality financial service products ESB Bank customers rely upon for all their banking needs.




                            ESB FINANCIAL CORPORATION
                               600 Lawrence Avenue
                        Ellwood City, Pennsylvania 16117
                              Phone: (724) 758-5584