Form 10-K, Exhibit 13
period 2002-12-31
ESB FINANCIAL CORP
filed 2003-03-27
CIK 872835

Exhibit 13

[LOGO ESB FINANCIAL]

ESB FINANCIAL CORPORATION

2002 ANNUAL REPORT

VALUES WE SHARE

Our Purpose:	CUSTOMER SATISFACTION

• Strive to exceed customer expectations
• Listen, understand and respond to customer needs
• Serve in a friendly, professional, caring way, adding that personal touch
• Earn confidence and loyalty of customers through exceptional service

Our Foundation:	INTEGRITY

• Uncompromising, adhere to highest professional and personal ethics
• Accept responsibility, fulfill commitments and maintain credibility
• Actions founded on honesty, fairness and trust
• Do what’s right

Our Goal:	EXCELLENCE

• Approach responsibilities with passion and commitment
• Consistently endeavor to do the best job possible
• Committed to the concept of rising expectations and continual improvement
• Set challenging goals, learn from mistakes, demonstrate innovation and creativity and attention to detail

Our Style:	TEAMWORK

• Value diversity and the contributions of others
• Share information and expertise
• Build trust and relationships through open candid communication
• Enthusiastically work together to achieve common goals

Our Responsibility:	COMMUNITY INVOLVEMENT

• Give time, skills and resources to improve our communities
• Be a positive role model; strive to make a difference

Our Strength:	LEADERSHIP

• Lead by example in both words and actions
• Stimulate and relish opportunities for positive change
• Recognize performance, effectively plan and communicate, demand quality
• Respect others and encourage a balanced life approach

Table of Contents

Consolidated Financial Highlights	1
Letter to Shareholders	3
Selected Consolidated Financial Data	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Consolidated Financial Statements	23
Notes to Consolidated Financial Statements	28
Report of Independent Auditors	53
Stock and Dividend Information	54
Corporate Information	56
Board of Directors	57
Corporate Officers, Advisory Board and Bank Officers	58
Office Locations and Branch Managers	60

        Company Profile

ESB Financial Corporation (Nasdaq: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary bank, ESB Bank, F.S.B.

[LOGO OF

E S B F™

NASDAQ

L I S T E D

ESB Bank, F.S.B. is a federally chartered, FDIC insured stock savings bank which conducts business through 17 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

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

Consolidated Financial Highlights

	As of or for the year ended December 31,
	2002	2001	Change
	(Dollar amounts in thousands, except share data)
Total assets	$1,319,695	$1,263,068	4%
Loans receivable, net	338,834	521,563	(35)%
Securities available for sale	865,135	640,282	35%
Total deposits	589,826	591,999	—
Borrowed funds, including subordinated debt	621,526	577,802	8%
Stockholders’ equity	96,371	79,903	21%
Net interest income	21,659	19,877	9%
Net income (1)	8,960	7,229	24%
Net income per share (diluted) (1)	$1.03	$0.86	20%
Cash dividends declared per share	$0.37	$0.32	16%
Return on average assets	0.69%	0.59%	17%
Return on average stockholders’ equity	10.10%	9.49%	6%
Return on average stockholders’ equity excluding comprehensive income (2)	11.13%	9.83%	13%

(1)	Reported net income for 2002 reflects the adoption of Financial Accounting Standard No. 142, whereby goodwill is no longer amortized. See notes 1 and 18 to the financial statements.
(2)	Excludes the effect of the mark to market, net of tax, on the securities available for sale portfolio, which comprises comprehensive income.

ESB Financial Corporation	1	2002 Annual Report

Consolidated Financial Highlights (continued)

Earnings Per Share Growth (diluted)	Cash Dividends Declared Per Share
[CHART]	[CHART]

Return on Stockholders’ Equity	Asset & Deposit Growth (in millions)
[CHART]	[CHART]

ESB Financial Corporation	2	2002 Annual Report

Letter to Shareholders

[PHOTO]

Charlotte A. Zuschlag

President and Chief Executive Officer

To Our Shareholders, Customers and Employees:

Despite the extremely challenging conditions during 2002, I am pleased to report another year of record earnings and solid financial performance for ESB Financial Corporation (ESBF).

Most investors will remember the year 2002 as a tenuous investment environment characterized by consistent and significant declines in their portfolios, a recessionary economy, interest rates at their lowest levels in over thirty years, equity markets at multi-year lows, lingering fallout from September 11 and renewed fears of terrorism, and most significantly, the loss of trust in many prominent public companies caused by accounting scandals, fraud and executive corruption.

Regardless of this uncertain and unstable environment, 2002, by any measure, was a very good year for our shareholders as ESBF’s stock performance increased 50% for the year, the largest percentage increase of all local stocks, as highlighted in the Business section of the January 1, 2003 edition of the Pittsburgh Post-Gazette. In addition, we were also especially proud to return additional value to our shareholders in the form of another stock split and by extending our record of declaring cash dividends to 51 consecutive quarters.

In 2002, the Company declared and paid a six-for-five, or 20%, stock split. The Board of Directors declared this stock split in order to reflect the appreciation of the stock price since 1990 and to increase the number of outstanding shares. This increases liquidity and should enhance trading activity. This represents the eleventh such stock split or stock dividend since our initial public offering twelve years ago. As in previous years, the Board of Directors approved a common stock repurchase program and, for the year, the Company repurchased approximately 119,000 shares with a market value of $1.5 million.

For the year 2002, our Company posted record earnings per diluted share of $1.03 on net income of $9.0 million, as compared to $0.86 per diluted share on net income of $7.2 million in 2001. This represents a 19.8% increase in per share earnings over the previous year. The year 2002 represents the twelfth consecutive year of earnings increases and our stock has returned a compounded rate of return of 19.4% since conversion in 1990, including the reinvestment of dividends.

This sustained performance resulted from the consistent application of our fundamental business strategies and practices and an ongoing commitment to meeting our goals of increased profitability and solid shareholder returns. We place a continuing and genuine emphasis on conducting safe and sound operations, making prudent loan and investment decisions, improving efficiency in all aspects of the operations, effectively managing risk and most importantly, respecting the relationships with our stakeholders (our shareholders, our customers, our employees and our communities) through the values affirmed in our recently adopted “Values We Share” statement. These values underscore our relationship with our stakeholders and guide us in our decisions in the way we fulfill our mission statement and achieve our goals and objectives.

Our performance also reflects the financial and operations benefits that we have achieved through our four mergers over the last seven years. The combination of these five entities has resulted in an organization whose capacity and prospects are far greater than any of the predecessor companies operating independently.

While the operating environment in 2002 was difficult, opportunities arose and management was able to execute several financial strategies. During the second quarter, we completed a whole loan sale and securitization of approximately $33.1 million and $134.3 million, respectively, of fixed and adjustable rate, 1-4 family residential

ESB Financial Corporation	3	2002 Annual Report

Letter to Shareholders (continued)

mortgage loans. The purpose of these transactions was to enhance liquidity which would result in a decrease to the overall interest rate risk of the Bank, reduce credit risk and reduce the Bank’s loan-to-deposit ratio to permit future loan growth. In addition, we were able to extend the maturity on $160.0 million of our wholesale borrowings to provide future cost savings in a higher interest rate environment.

As previously indicated, perhaps nothing has shaken investor and public confidence as much as the highly publicized accounting scandals and corporate corruption and the fear that they cannot trust companies to tell the truth about their financial condition. Long before the financial and accounting scandals that stunned corporate America and long before the disclosure and certification requirements imposed by the Sarbanes-Oxley Act of 2002, we had begun to evaluate and strengthen our own standards of corporate governance. Previous to addressing and effecting compliance with the new requirements of the Sarbanes-Oxley Act, we had already established numerous internal policies and procedures intended to further protect the interests and maintain the trust of all our stakeholders.

The Company’s Audit Committee provides assistance to the Board of Directors in fulfilling their responsibility to our shareholders by providing oversight of management for quality financial reporting, sound business risk practices and ethical behavior. The Audit Committee, which has a formal written Audit Committee Charter that meets NASDAQ Marketplace Rules, is responsible for overseeing reporting practices of the Company, the quality and integrity of the Company’s financial statements, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company’s financial statements. The Committee meets with the Company’s independent auditors to discuss the results of the quarterly reviews performed and the annual audit to ensure the integrity of financial information prior to its release to the public.

Furthermore, the Company long ago established a formal Code of Conduct policy and a Receipt of Benefits policy for directors and all employees. These policies outline specific individual responsibilities in the areas of confidentiality, conflict of interest and appropriate disclosure requirements. We are strongly committed to maintaining the trust and confidence of all our stakeholders and we expect our directors and all of our employees to be equally committed to these principles.

On behalf of the ESB family, I extend my sincere sympathy to the families of M. Paul Connor and John J. (Jack) Syka. Mr. Connor, who passed away on January 30, 2003, became a director of Ellwood Federal in 1949 and continued in that role until being given “director emeritus’ status in the late 1980’s. Mr. Syka, who served as a director of Economy Savings Bank from 1964 to 1995 and a member of the ESB Advisory Board since 1995, passed away on February 5, 2003. Their respective contributions to the organization and their friendship will be greatly missed.

We hope you can join us at the annual shareholder meeting on April 16, 2003 at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA. We invite all our shareholders to make ESB Bank your primary provider of financial services. We thank you for your continued confidence in our Company and we look forward to another successful year.

Sincerely,

/s/ Charlotte A. Zuschlag
Charlotte A. Zuschlag
President and Chief Executive Officer

ESB Financial Corporation	4	2002 Annual Report

Selected Consolidated Financial Data

	As of December 31,
Financial Condition Data	2002	2001(1)	2000(1)	1999	1998
	(Dollar amounts in thousands, except share data)
Total assets	$1,319,695	$1,263,068	$1,200,150	$1,032,445	$972,438
Securities	865,135	640,282	605,414	561,125	545,049
Loans receivable, net	340,892	523,131	512,228	393,929	360,280
Deposits	589,826	591,999	508,913	431,783	423,051
Borrowed funds, including subordinated debt	621,526	577,802	612,204	543,627	480,382
Stockholders’ equity	96,371	79,903	68,263	49,882	61,083
Stockholders’ equity per common share (2)	$11.01	$9.10	$7.89	$6.18	$7.33

	For the year ended December 31,
Operations Data	2002	2001(1)	2000(1)	1999	1998
Net interest income	$21,659	$19,877	$19,366	$16,263	$16,651
(Recovery of) provision for loan losses	(410)	47	(55)	54	5

Net interest income after (recovery of) provision for loan losses	22,069	19,830	19,421	16,209	16,646
Noninterest income	5,728	4,797	2,893	3,056	1,939
Noninterest expense	17,020	16,123	14,338	12,427	11,067

Income before income taxes	10,777	8,504	7,976	6,838	7,518
Provision for income taxes	1,817	1,275	1,243	1,077	1,517

Net income	$8,960	$7,229	$6,733	$5,761	$6,001

Net income per common share: (2)
Basic	$1.06	$0.88	$0.82	$0.73	$0.71
Diluted	$1.03	$0.86	$0.81	$0.71	$0.68

	As of or for the year ended December 31,
Other Data	2002	2001(1)	2000(1)	1999	1998
Performance Ratios (for the year ended)
Return on average assets	0.69%	0.59%	0.59%	0.57%	0.63%
Return on average equity	10.10%	9.49%	11.71%	9.93%	9.10%
Return on average equity, excluding comprehensive income (3)	11.13%	9.83%	9.76%	9.38%	9.33%
Average equity to average assets	6.85%	6.23%	5.03%	5.79%	6.93%
Interest rate spread (4)	1.85%	1.74%	1.78%	1.73%	1.71%
Net interest margin (4)	2.01%	1.95%	2.01%	1.96%	2.07%
Efficiency ratio	55.73%	58.58%	55.36%	54.34%	49.13%
Noninterest expense to average assets	1.31%	1.32%	1.25%	1.24%	1.16%
Dividend payout ratio (5)	34.01%	35.53%	31.38%	31.86%	32.59%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.71%	0.46%	0.49%	1.04%	1.31%
Non-performing assets to total assets	0.28%	0.32%	0.37%	0.43%	0.51%
Allowance for loan losses to total loans	1.19%	0.95%	0.92%	1.16%	1.26%
Allowance for loan losses to non-performing loans	166.68%	205.72%	188.96%	111.29%	96.67%
Capital Ratios (as of year end)
Stockholders’ equity to assets	7.30%	6.33%	5.69%	4.83%	6.28%
Tangible stockholders’ equity to tangible assets	6.75%	5.73%	5.09%	4.25%	5.61%

(1)	Selected consolidated financial data for 2001 and 2000 reflects increases due to the acquisitions of WSB and Spring Hill Savings Bank, respectively.
(2)	Stockholders’ equity, basic net income and diluted net income per common share for the year ended December 31, 2001 to December 31, 1998 have been adjusted for the six-for-five stock split declared and paid in 2002. Also, years ended December 31, 2000 to December 31, 1998 have been adjusted for the six-for-five stock split declared and paid in the second quarter of 2001.
(3)	Excludes the effect of the mark to market, net of tax, on the securities available for sale portfolio, which comprises comprehensive income.
(4)	Interest income utilized in calculation is on a fully tax equivalent basis.
(5)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	5	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

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

ESB is a federally chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which conducts business through 17 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates three wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments, and (iii) PennFirst Financial Advisory Services, Inc., which entered into a strategic alliance with Raymond James Financial Services, Inc., to make available a vast array of nondeposit investment products and financial advisory services for individuals and corporations served by ESB Bank.

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

ESB Financial Corporation	6	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Significant Financial Events in 2002

Whole loan sale and securitization

During 2002, the Company completed a whole loan sale of approximately $33.1 million of fixed and adjustable rate 1-4 family residential mortgage loans. The Company recognized a $510,000 gain on the sale of these loans, $265,000 of which relates to retained servicing on these loans. In addition to the whole loan sale, during the second quarter, the Company also securitized 1-4 family residential mortgage loans with the Federal Home Loan Mortgage Corporation totaling approximately $134.3 million. The Company retained the servicing rights in the securitized loans, all of which were retained in the securities available for sale portfolio, and recorded a servicing asset of approximately $941,000.

Stock Split and Cash Dividends

On September 17, 2002, the Board of Directors declared a six-for-five stock split to stockholders of record on September 30, 2002 and payable on October 25, 2002. This stock split, combined with the Company’s maintaining the current quarterly cash dividend of $0.10 per share, effectively increased the cash payout to stockholders by 20%. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock split where applicable.

Significant Financial Events in 2001

Merger of WSB Holding Company

On October 1, 2001, the Company completed its acquisition of WSB Holding Company (WSB) and its subsidiary, Workingmens Bank, headquartered on the North Shore of Pittsburgh. Workingmens had two community offices located in Allegheny County.

The acquisition was accounted for under the purchase method of accounting. Each shareholder of WSB had the right to elect to receive either $17.10 in cash or 1.414 shares of Company common stock for each share of WSB common stock owned. The total merger consideration was payable 51% in Company common stock and 49% in cash. As a result of these elections, the consideration paid by the Company in connection with the acquisition consisted of $3.3 million in cash and 216,000 shares of the Company’s common stock.

At the acquisition date, the fair value of WSB’s total consolidated assets was $46.2 million, including loans receivable of $18.9 million and core deposit intangible of $926,000. The fair value of total consolidated liabilities was $40.6 million, including deposits of $39.6 million. Goodwill arising from this transaction was $315,000.

Stock Split and Cash Dividends

On April 17, 2001, the Board of Directors declared a six-for-five stock split to stockholders of record on May 18, 2001 and payable on May 30, 2001. This stock split, combined with the Company’s maintaining the current quarterly cash dividend, effectively increased the cash payout to stockholders by 20%. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock split where applicable.

ESB Financial Corporation	7	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Changes in Financial Condition

General. The Company’s total assets increased a net $56.6 million or 4.5% to $1.3 billion at December 31, 2002 from $1.3 billion at December 31, 2001. This increase was composed of a net increase in securities of $224.9 million, Federal Home Loan Bank (FHLB) stock of $8.0 million and real estate held for investment of $5.9 million, partially offset by a decrease in net loans receivable and loans held for sale of $182.2 million. The increase in securities available for sale and the corresponding decrease in net loans receivable and loans held for sale resulted primarily from the whole loan sale and securitization completed in 2002.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $40.2 million or 3.4% to $1.2 billion at December 31, 2002 from $1.2 billion at December 31, 2001 and an increase in total stockholders’ equity of $16.5 million or 20.6% to $96.4 million at December 31, 2002 from $79.9 million at December 31, 2001. The increase in total liabilities was primarily due to increases in borrowed funds of $43.7 million, partially offset by a decrease in deposits of $2.2 million. The net increase in total stockholders’ equity can be attributed primarily to increases in accumulated other comprehensive income and retained earnings of $10.5 million and $5.3 million, respectively.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $346,000 or 2.2% to $15.1 million at December 31, 2002 from $15.5 million at December 31, 2001. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net decrease between December 31, 2002 and December 31, 2001 can be attributed principally to decreases in deposits.

Securities. The Company’s securities portfolio increased a net $224.9 million or 35.1% to $865.1 million at December 31, 2002 from $640.3 million at December 31, 2001. During the year ended December 31, 2002, the Company completed a securitization of a portion of its 1-4 family residential mortgage loan portfolio and retained the resulting securities in the available for sale portfolio. The securitization increased the available for sale mortgage-backed securities portfolio by approximately $134.3 million. See “Significant Financial Events in 2002- Whole loan sale and securitization.” The Company also recorded purchases of available for sale securities of $368.1 million, consisting primarily of $340.1 million of mortgage-backed securities, $9.2 million of corporate bonds and $18.8 million of municipal bonds, partially offset by $238.3 million of maturities and repayments of principal, and $54.7 million of securities sold consisting primarily of $36.3 million of mortgage-backed securities, $8.2 million of municipal securities, $9.1 million of corporate bonds, $1.1 million of equities and an increase in the net unrealized gain on securities available for sale of $16.0 million (before taxes) during the year.

Loans receivable. Net loans receivable decreased $181.7 million or 34.9% to $339.3 million at December 31, 2002 from $521.1 million at December 31, 2001. Included in this decrease were decreases in mortgage loans of $181.6 million or 39.5% and other loans of $3.9 million or 4.8%, partially offset by decreases in the allowance for loan losses, deferred loan fees and loans in process of $910,000, $395,000 and $2.4 million, respectively. The decrease in the loan portfolio resulted primarily from the completion of a whole loan sale and securitization during 2002 in which the Company sold and securitized approximately $33.1 million and $134.3 million, respectively, of fixed rate and adjustable rate 1-4 family residential mortgage loans. See “Significant Financial Events in 2002- Whole loan sale and securitization.”

Loans held for sale. The loans held for sale decreased $490,000 to $1.6 million at December 31, 2002, from $2.1 million at December 31, 2001. The Company originated approximately $25.1 million and $26.4 million of loans held for sale, for the years ended December 31, 2002 and 2001, respectively. The Company sold loans held for sale of $58.7 million, which includes $33.1 million associated with the whole loan sale, with a resulting gain of $819,000, for the year ended December 31, 2002. For the year ended December 31, 2001 the Company sold $24.9 million of loans held for sale with a resulting gain of $288,000.

ESB Financial Corporation	8	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets decreased $457,000 to $3.6 million or 0.28% of total assets at December 31, 2002 from $4.1 million or 0.32% of total assets at December 31, 2001. Non-performing assets consisted of non-performing loans and REO of $2.5 million and $1.1 million, respectively, at December 31, 2002 and non-performing loans and REO of $2.5 million and $1.6 million, respectively, at December 31, 2001. The decrease in non-performing assets resulted primarily from a write-down of $470,000 in connection with a REO property.

Accrued interest receivable. Accrued interest receivable increased slightly by $186,000 or 2.3% to $8.4 million for the year 2002 as compared to $8.2 million for the year 2001.

FHLB stock. FHLB stock increased $8.0 million or 36.5% to $29.9 million at December 31, 2002 from $21.9 million at December 31, 2001, primarily as a result of the increase in FHLB advances.

Premises and equipment. Premises and equipment decreased $593,000 or 6.0% to $9.3 million at December 31, 2002 from $9.9 million at December 31, 2001. The decrease can be attributed to the Company recording depreciation expense in excess of purchases for the year ended December 31, 2002.

Real estate held for investment. The Company’s real estate held for investment increased $5.9 million or 81.9% to $13.2 million at December 31, 2002 from $7.3 million at December 31, 2001 as a result of increased activity in the joint ventures in which the Company has a 51% ownership.

Intangible assets. Intangible assets increased $445,000 or 49.6% to $1.3 million at December 31, 2002 from $897,000 at December 31, 2001. The increase resulted from the recording of the servicing asset, net of amortization and impairment valuations, associated with the whole loan sale and securitization.

Prepaid expenses and other assets. Prepaid expenses and other assets decreased $288,000 or 6.0% to $4.5 million at December 31, 2002 from $4.8 million at December 31, 2001.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of WSB’s BOLI of $1.3 million and an addition to the original policy of $3.5 million. The cash surrender value as of December 31, 2002 is $23.7 million.

Deposits. Total deposits decreased $2.2 million or 0.4% to $589.8 million at December 31, 2002 from $592.0 million at December 31, 2001. For the year, the Company’s interest-bearing demand deposits increased $8.2 million or 4.1%, time deposits decreased $13.3 million or 3.6% and noninterest-bearing deposits increased $2.9 million or 18.1%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance decreased $2.0 million or 48.3% to $2.1 million at December 31, 2002 from $4.1 million at December 31, 2001. This decrease was a result of the whole loan sale and securitization of $33.1 million and $134.3 million, respectively, of the Company’s 1-4 family residential mortgage loans.

Borrowed funds. Borrowed funds primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $43.7 million or 7.9% to $597.3 million at December 31, 2002 from $553.6 million at December 31, 2001. FHLB advances increased $115.5 million or 26.6% and repurchase agreements decreased $74.0 million or 61.9%, while other borrowings increased $2.3 million. Other borrowings reflect the Employee Stock Ownership Plan (ESOP) loan which was refinanced with another financial institution.

ESB Financial Corporation	9	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $567,000 or 6.1% to $9.9 million at December 31, 2002 from $9.3 million at December 31, 2001, as a result of increased activity in the joint ventures in which the Company has a 51% ownership.

Stockholders’ equity. Stockholders’ equity increased by $16.5 million or 20.6% to $96.4 million at December 31, 2002 from $79.9 million at December 31, 2001. This increase was primarily the result of increases in accumulated other comprehensive income and retained earnings of $10.5 million and $5.3 million, respectively.

Changes in Results of Operations

General. The Company reported net income of $9.0 million, $7.2 million and $6.7 million in 2002, 2001 and 2000, respectively.

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

	Year ended December 31,
	2002			2001			2000
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
	(Dollar amounts in thousands)
Interest-earning assets:
Taxable securities available for sale	$618,333	$35,652	5.77%	$459,812	$30,075	6.54%	$459,316	$30,929	6.73%
Taxable adjustable corporate bonds AFS	54,237	1,489	2.71%	57,015	2,959	5.12%	52,672	3,854	7.22%
Tax-exempt securities available for sale	90,607	7,162	7.90%	89,270	7,200	8.07%	90,970	7,422	8.16%

	763,177	44,303	5.80%	606,097	40,234	6.63%	602,958	42,205	6.99%

Mortgage loans	343,781	24,821	7.22%	448,979	33,944	7.56%	402,599	31,220	7.75%
Other loans	76,294	5,285	6.93%	81,452	6,272	7.70%	75,881	5,837	7.69%

	420,075	30,106	7.17%	530,431	40,216	7.58%	478,480	37,057	7.74%

Cash equivalents	10,418	133	1.28%	9,055	274	3.03%	9,554	364	3.81%
FHLB stock	24,280	852	3.51%	21,418	1,391	6.49%	19,224	1,359	7.07%

	34,698	985	2.84%	30,473	1,665	5.46%	28,778	1,723	5.99%

Total interest-earning assets	1,217,950	75,394	6.19%	1,167,001	82,115	7.03%	1,110,216	80,985	7.29%
Other noninterest-earning assets	76,608	—	—	54,688	—	—	32,915	—	—

Total assets	$1,294,558	$75,394	5.82%	$1,221,689	$82,115	6.72%	$1,143,131	$80,985	7.08%

Interest-bearing liabilities:
Interest-bearing demand deposits	$210,950	$2,896	1.37%	$184,046	$3,861	2.10%	$181,709	$4,472	2.46%
Time deposits	365,386	15,301	4.19%	338,222	18,805	5.56%	302,660	17,357	5.73%

	576,336	18,197	3.16%	522,268	22,666	4.34%	484,369	21,829	4.51%
FHLB advances	476,678	25,814	5.34%	417,081	25,376	6.00%	334,987	21,468	6.32%
Repurchase agreements	93,639	5,002	5.27%	157,283	9,522	5.97%	220,762	13,573	6.06%
Other borrowings	1,182	62	5.17%	—	—	—	—	—	—

	1,147,835	49,075	4.24%	1,096,632	57,564	5.21%	1,040,118	56,870	5.42%
Preferred securities	24,181	2,226	9.21%	24,137	2,226	9.22%	24,093	2,226	9.24%

Total interest-bearing liabilities	1,172,016	51,301	4.34%	1,120,769	59,790	5.29%	1,064,211	59,096	5.51%
Noninterest-bearing demand deposits	20,885	—	—	15,799	—	—	13,319	—	—
Other noninterest-bearing liabilities	12,982	—	—	8,976	—	—	8,114	—	—

	1,205,883	51,301	4.22%	1,145,544	59,790	5.18%	1,085,644	59,096	5.40%
Total liabilities	88,675	—	—	76,145	—	—	57,487	—	—

Stockholders’ equity
Total liabilities and equity	$1,294,558	$51,301	3.93%	$1,221,689	$59,790	4.85%	$1,143,131	$59,096	5.13%

Net interest income		$24,093			$22,325			$21,889

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			1.85%			1.74%			1.78%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.01%			1.95%			2.01%

ESB Financial Corporation	10	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (i) changes in volume of interest-earning assets and interest-bearing liabilities and (ii) changes in yield and rates. The table reflects the extent to which changes in the Company’s interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.

	2002 vs. 2001			2001 vs. 2000
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest income:
Securities	$9,546	$(5,477)	$4,069	$219	$(2,190)	$(1,971)
Loans	(8,004)	(2,106)	(10,110)	3,953	(794)	3,159
Cash equivalents	36	(177)	(141)	(18)	(72)	(90)
FHLB stock	167	(706)	(539)	148	(116)	32

Total interest-earning assets	1,745	(8,466)	(6,721)	4,302	(3,172)	1,130

Interest expense:
Deposits	2,170	(6,639)	(4,469)	1,665	(828)	837
FHLB advances	3,401	(2,963)	438	5,040	(1,132)	3,908
Repurchase agreements	(3,502)	(1,018)	(4,520)	(3,846)	(205)	(4,051)
Other borrowings	62	—	62	—	—	—
Subordinated debt	3	(3)	—	4	(4)	—

Total interest-bearing liabilities	2,134	(10,623)	(8,489)	2,863	(2,169)	694

Net interest income	$(389)	$2,157	$1,768	$1,439	$(1,003)	$436

2002 Results Compared to 2001 Results

General. The Company reported net income of $9.0 million and $7.2 million, for 2002 and 2001, respectively. The $1.7 million or 24.0% increase in net income between 2002 and 2001 can primarily be attributed to decreases in interest expense of $8.5 million and increases in noninterest income of $931,000, offset by a decrease in interest income of $6.7 million and increases in noninterest expense and provision for income taxes of $897,000 and $542,000, respectively.

Net interest income. Net interest income increased $1.8 million or 9.0% to $21.7 million for 2002, compared to $19.9 million for 2001. This increase in net interest income can be attributed to a decrease in interest expense of approximately $8.5 million, offset partially by a decrease in interest income of $6.7 million.

Interest income. Interest income decreased $6.7 million or 8.4% to $73.0 million for 2002, compared to $79.7 million for 2001. This decrease in interest income can be attributed to a decrease in interest earned on loans receivable of $10.1 million, partially offset by an increase in interest earned on securities available for sale of $4.1 million.

Interest earned on loans receivable decreased $10.1 million or 25.1% to $30.1 million for 2002, compared to $40.2 million for 2001. This decrease was primarily attributable to a decrease in the average balance of loans outstanding of $110.4 million or 20.8% to $420.1 million for the year ended December 31, 2002 as compared to

ESB Financial Corporation	11	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

$530.4 million for the year ended December 31, 2001. The decrease in the average balance of loans outstanding between periods can be attributed to the loan sale of $33.1 million and securitization of $134.3 million of fixed and adjustable rate 1-4 family residential mortgage loans that occurred in 2002. In addition to the decrease in the average balance of loans outstanding, there was a decline in the yield on the loans to 7.17% for the year ended December 31, 2002 from 7.58% for the year ended December 31, 2001.

Interest earned on securities increased $4.1 million or 10.8% to $41.9 million for 2002, compared to $37.8 million for 2001. This increase was primarily attributable to an increase in the average balance of $157.1 million to $763.2 million for the year ended December 31, 2002 as compared to $606.1 million for the year ended December 31, 2001. The increase in the average balance of the Company’s securities portfolio between periods can be partially attributed to the securitization of $134.3 million of the Company’s

1-4 family residential mortgage loan portfolio. Partially offsetting the increase in average balance was a decrease in the tax equivalent yield on securities to 5.80% for 2002, compared to 6.63% for 2001.

Income from FHLB stock decreased $539,000 or 38.7% to $852,000 for 2002, compared to $1.4 million for 2001. This decrease can be primarily attributed to a decrease in the yield on FHLB stock to 3.51% for 2002, compared to 6.49% for 2001. Partially offsetting this decrease was an increase in the average balance of $2.9 million or 13.4% to $24.3 million for 2002, compared to $21.4 million for 2001.

Interest earned on cash equivalents decreased $141,000 or 51.5% to $133,000 for 2002, compared to $274,000 for 2001 as the yield decreased to 1.28% for 2002, compared to 3.03% for 2001. Partially offsetting the decrease in yields, was an increase in the average balance of $1.4 million or 15.1% to $10.4 million for 2002 compared to $9.1 million for 2001.

Interest expense. Interest expense decreased $8.5 million or 14.2% to $51.3 million for 2002, compared to $59.8 million for 2001. This decrease in interest expense can be attributed to a decrease in interest incurred on deposits and FHLB advances, repurchase agreements and other borrowings of $4.5 million and $4.0 million, respectively.

Interest incurred on deposits decreased $4.5 million or 19.7% to $18.2 million for 2002, compared to $22.7 million for 2001. This decrease was primarily attributable to a decrease in the cost of deposits to 3.16% in 2002 from 4.34% in 2001. Partially offsetting the decrease in the cost of the deposits was an increase in the average balance of interest-bearing deposits of $54.1 million or 10.4% to $576.3 million for 2002, compared to $522.3 million for 2001.

Interest incurred on FHLB advances, repurchase agreements and other borrowings decreased $4.0 million or 11.5% to $30.9 million for 2002, compared to $34.9 million for 2001. This decrease was primarily attributable to a decrease in the cost of these funds to 5.33% for 2002, compared to 5.99% for 2001. In addition to the decrease in the cost of funds, there was a decrease in the average balance of FHLB advances, repurchase agreements and other borrowings of $2.9 million or 0.5% to $571.5 million for 2002, compared to $574.4 million for 2001.

Interest expense on subordinated debt remained stable at $2.2 million for 2002. The average balance of the subordinated debt increased slightly to $24.2 million at December 31, 2002 from $24.1 million at December 31, 2001.

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

ESB Financial Corporation	12	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The statement of operations reflects a recovery of loan losses of $410,000 for 2002, compared to a provision for loan losses of $47,000 for 2001. The recovery for loan losses for the year ended December 31, 2002 includes a final recovery of $404,000 on the Company’s Bennett Lease pools and a reduction to the provision for loan losses of approximately $150,000, which resulted from the whole loan sale and securitization of a portion of the Company’s 1-4 family residential mortgage loans. These recoveries were increased by other operating recoveries during 2002 and partially offset by provisions recorded in 2002 resulting from the normal operations of the Company.

As a result of the recovery of and provision for loan losses during 2002 and 2001, the Company’s allowance for loan losses amounted to $4.2 million or 1.19% of the Company’s total loan portfolio at December 31, 2002, compared to $5.1 million or 0.95% at December 31, 2001. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2002 and December 31, 2001 was 166.68% and 205.72%, respectively.

Noninterest income. Noninterest income increased $931,000 or 19.4% to $5.7 million for 2002, compared to $4.8 million for 2001. This increase can be attributed to increases in net gain on sale of loans, the cash surrender value of the bank owned life insurance, the net realized gain on sales of securities available for sale and the income from real estate joint ventures of $531,000, $74,000, $132,000 and $759,000, respectively. Partially offsetting these increases were decreases in fees and service charges and other noninterest income of $299,000 and $266,000, respectively.

Fees and service charges decreased $299,000 or 17.1% to $1.5 million for 2002, compared to $1.8 million for 2001. This decrease can be attributed to the amortization of the servicing rights totaling approximately $344,000 and the impairment valuation on the servicing rights of approximately $191,000. Partially offsetting these decreases was an increase to loan servicing fees of approximately $222,000 relating to the servicing retained on the aforementioned whole loan sale and securitization.

Net gain on the sale of loans increased $531,000 or 184.4% to $819,000 for 2002, compared to $288,000 for 2001. This increase can primarily be attributed to a gain of approximately $510,000 in connection with the whole loan sale, $265,000 of which relates to servicing rights retained by the Company on the loans.

Income from the real estate joint ventures increased by $759,000 to $757,000 for 2002 compared to a loss of $2,000 for 2001. This increase can be attributed to the increased activity of the joint ventures in which the Company has a 51% ownership.

Noninterest expense. Noninterest expenses increased $897,000 or 5.6% to $17.0 million for 2002, compared to $16.1 million for 2001. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, data processing, amortization of intangible assets and other expense of $952,000, $119,000, $153,000, $154,000 and $985,000, respectively, partially offset by decreases in amortization of goodwill and loss on early extinguishment of debt of $734,000 and $732,000, respectively.

Compensation and employee benefits expense increased $952,000 or 10.8% to $9.8 million for 2002, compared to $8.8 million for 2001. This increase can be attributed to the acquisition of WSB in the fourth quarter of 2001, increases to the cost of health benefits and ESOP expenses of approximately $140,000, $147,000 and $126,000, respectively. These increases were in addition to normal salary increases between the years.

Premises and equipment expense increased $119,000 or 5.3% to $2.3 million for 2002, compared to $2.2 million for 2001. This increase can be attributed to increases in depreciation and branch office expenses.

Federal insurance premiums expense remained relatively stable for 2002 as compared to 2001 at approximately $103,000.

ESB Financial Corporation	13	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Amortization of goodwill decreased $734,000 to $0 for 2002 with the adoption of FAS 142, which requires that goodwill no longer be amortized but instead, be tested annually for impairment.

Amortization of intangible assets increased $154,000 or 216.9 % to $225,000 for 2002, compared to $71,000 for 2001. This increase was a result of the amortization of the core deposit intangible that was recorded with the acquisition of WSB in 2001.

Loss on the early extinguishment of debt decreased $732,000 to $0 for 2002. The year ended 2001 included a charge of $732,000 for early prepayment penalties incurred in the prepayment of $20.0 million of the Company’s long-term debt that occurred during a combined restructuring of the Company’s assets and liabilities. These prepayment penalties were previously reported as an extraordinary item, net of tax, however, these penalties have been reclassified to noninterest expense as a result of the adoption of Financial Accounting Standards No. 145 (FAS 145). See “Recent Accounting and Regulatory Pronouncements.”

Other expenses increased $985,000 or 34.4% to $3.8 million for 2002, compared to $2.9 million for 2001. Included in this increase were increases to audit and accounting fees, legal fees, consulting fees and REO expense of $54,000, $144,000, $86,000 and $470,000, respectively.

Provision for income taxes. The provision for income taxes increased $542,000 or 42.5% to $1.8 million for 2002, compared to $1.3 million for 2001. This increase was primarily the result of an increase in income before income taxes of $2.3 million or 26.7% to $10.8 million for 2002, compared to $8.5 million for 2001.

2001 Results Compared to 2000 Results

General. The Company reported net income of $7.2 million and $6.7 million for 2001 and 2000, respectively. The $496,000 or 7.4% increase in net income between 2001 and 2000 can primarily be attributed to increases in interest income and noninterest income of $1.2 million and $1.9 million, respectively, offset by increases in interest expense and noninterest expense of $694,000 and $1.8 million, respectively. The year ended December 31, 2000 included a one-time recovery of $605,000 associated with the Company’s Bennett lease pools which was received from the Bankruptcy Trustee on certain previously reserved non-performing lease loans. Without the recovery, net income would have been $6.4 million for the year ended December 31, 2000 and would reflect an increase of $866,000 for the year ended December 31, 2001.

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

ESB Financial Corporation	14	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

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

Interest incurred on FHLB advances and repurchase agreements decreased $143,000 or 0.4% to $34.9 million for 2001, compared to $35.0 million for 2000. This decrease was primarily attributable to a decrease in the cost of these funds to 5.99% for 2001, compared to 6.22% for 2000. Partially offsetting the decrease in the cost of funds was an increase in the average balance of FHLB advances and repurchase agreements of $18.6 million or 3.3% to $574.4 million for 2001, compared to $555.7 million for 2000.

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

The provision for loan losses increased $102,000 reflecting a provision for loan losses of $47,000 for 2001, compared to a recovery of loan losses of $55,000 for 2000. The increase in the provision for loan losses between the periods is due to a reflection of the $605,000 recovery recorded in January 2000 associated with the Company’s Bennett Lease pools which was received from the Bankruptcy Trustee. As a result of the provision for and recovery of loan losses during 2001 and 2000 and the acquisition of WSB in 2001, the Company’s allowance for loan losses amounted to $5.1 million or 0.94% of the Company’s total loan portfolio at December 31, 2001, compared to $5.0 million or 0.92% at December 31, 2000. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2001 and December 31, 2000 was 205.72 % and 188.96%, respectively.

At December 31, 2001, the Company had $859,000 in outstanding Bennett Funding Group leases, compared to $876,000 at December 31, 2000. The total loan loss reserves associated with these leases were $859,000 at December 31, 2001.

ESB Financial Corporation	15	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

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

Noninterest expense. Noninterest expense increased $1.8 million or 12.5% to $16.1 million for 2001, compared to $14.3 million for 2000. This increase can be primarily attributed to increases in compensation and employee benefits, other expenses and premises and equipment of $805,000, $707,000 and $281,000, respectively.

Compensation and employee benefits expense increased $805,000 or 10.0% to $8.8 million for 2001, compared to $8.0 million for 2000. This increase can be attributed to the addition of WSB’s employees in connection with the acquisition during the fourth quarter and normal salary increases between the years.

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

Other expenses increased $707,000 or 4.9% to $4.4 million for 2001, compared to $3.7 million for 2000. This increase can be attributed to a charge of $732,000 incurred by the Company for early prepayment penalties from the prepayment of $20.0 million of the Company’s long-term debt that occurred during a combined restructuring of the Company’s assets and liabilities. These prepayment penalties were previously reported as an extraordinary item, net of tax. See “Recent Accounting and Regulatory Pronouncements.” The penalties that were incurred on the prepayment of the long-term debt were offset by gains on sales of securities that were used in the restructuring. The overall restructuring resulted in a reduction to the Company’s interest expense for the period and a prospective improvement to future net interest income. This increase was partially offset by decreases in audit and accounting expenses and consulting fees of $288,000, while REO, supplies, postage and telephone expenses increased $92,000, $57,000, $54,000 and $36,000, respectively. The increase in the telephone expense can be attributed to the addition of the 24-hour voice response telephone banking system.

Provision for income taxes. The provision for income taxes increased $32,000 or 2.6% to $1.3 million for 2001, compared to $1.2 million for 2000. This increase was primarily the result of an increase in income before income taxes of $528,000 or 6.6% to $8.5 million for 2001, compared to $8.0 million for 2000.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial

ESB Financial Corporation	16	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The Company’s most significant accounting policies are presented in Note 1 to the consolidated financial statements. These policies along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the fair value of securities, the allowance for loan losses and the valuation of goodwill and intangible assets to be the accounting areas that require the most subjective or complex judgments.

Securities

Securities are reported at cost adjusted for premiums and discounts and are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and are other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company recognized other than temporary impairment losses on securities available for sale of $446,000 for the year ended 2002. If the financial markets experience further deterioration additional charges to income could occur in future periods.

Allowance for loan losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Company’s periodic evaluation of the adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual non-performing, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Significant to this analysis are any changes in observable trends that may be occurring relative to loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses.

The allowance for loan losses at December 31, 2002 includes $4.2 million allocated as follows: 32.4% for residential loans, 47.2% for commercial real estate and commercial business loans, and 20.4% for consumer loans. The ability for customers to repay commercial loans is more dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than residential real estate loans, which generally incur fewer losses as the collateral value typically exceeds the loan amounts in the event of foreclosure.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 142, (FAS 142) “Goodwill and Other Intangible Assets”, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2002, the Company had $671,000 of core deposit intangible assets subject to amortization and $7.1 million in goodwill, which was not subject to periodic amortization.

ESB Financial Corporation	17	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Company’s goodwill relates to value inherent in the banking business and the value is dependent upon the Company’s ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. FAS 142 requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. The Company has concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of four outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations, Group Senior Vice President/Lending and Group Senior Vice President/Administration. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans and (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements.

As of December 31, 2002, the implementation of these asset and liability initiatives resulted in the following: (i) $158.5 million or 44.4% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $65.2 million or 36.9% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $309.3 million or 47.8% of the Company’s portfolio of mortgage-backed securities were secured by ARMs.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one

ESB Financial Corporation	18	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2002, the Company’s interest-earning assets maturing or repricing within one year totaled $564.2 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $568.3 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $4.1 million or a negative 0.3% of total assets. At December 31, 2002, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 99.3%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2002 which are expected to mature, prepay or reprice in each of the future time periods presented:

	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
	(Dollar amounts in thousands)
Total interest-earning assets	$387,340	$176,854	$337,084	$142,130	$179,747	$1,223,155
Total interest-bearing liabilities	417,466	150,837	319,123	171,528	152,357	1,211,311

Maturity or repricing gap during the period	$(30,126)	$26,017	$17,961	$(29,398)	$27,390	$11,844

Cumulative gap	$(30,126)	$(4,109)	$13,852	$(15,546)	$11,844

Ratio of gap during the period to total assets	(2.28%)	1.97%	1.36%	(2.23%)	2.08%

Ratio of cumulative gap to total assets	(2.28%)	(0.31%)	1.05%	(1.18%)	0.90%

Total assets						$1,319,695

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

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

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

Portfolio equity simulation. Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in

ESB Financial Corporation	19	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

market interest rates, portfolio equity may not correspondingly decrease or increase by more than 50% of stockholders’ equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2002 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2002 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2002 for portfolio equity:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income – increase (decrease)	3.03%	2.61%	(5.39)%	(6.14)%
Return on average equity – increase (decrease)	5.37%	4.71%	(9.65)%	(11.07)%
Diluted earnings per share – increase (decrease)	5.94%	4.95%	(9.90)%	(10.89)%
Portfolio equity – increase (decrease)	6.48%	(0.88)%	(15.41)%	(34.33)%

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

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income – increase (decrease)	0.11%	0.44%	(4.40)%	(5.26)%
Return on average equity – increase (decrease)	0.35%	0.95%	(7.29)%	(8.76)%
Diluted earnings per share – increase (decrease)	0.31%	1.01%	(7.75)%	(9.30)%
Portfolio equity – increase (decrease)	(12.55)%	(29.64)%	4.82%	2.19%

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, advances from the FHLB, loan and security repayments and funds provided by operations. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions. For a discussion on issues that may affect the liquidity of the Company, including outstanding commitments, contingent liabilities, legal actions and off balance sheet items, please refer to notes 12 and 13 of the consolidated financial statements.

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

ESB Financial Corporation	20	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 5.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2002, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.8%, 6.8% and 14.3%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (FAS 141) “Business Combinations” that eliminates the pooling of interest method under Accounting Principles Board (APB) Opinion No. 16, and requires all prospective business combinations initiated after June 2001 to be accounted for by the purchase method. The Company applied the provisions of FAS 141 in recording the acquisition of WSB.

The FASB issued Statement of Financial Accounting Standards No. 142 (FAS 142) “Goodwill and Other Intangible Assets” concurrent with FAS No. 141. Under FAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are subject to annual impairment tests. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles were amortized during the transition period until adoption on January 1, 2002, whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 were not. The goodwill that was created from the acquisition of WSB was not amortized, in accordance with the requirements of FAS 142, and the Company ceased the amortization of all goodwill effective January 1, 2002 as more fully disclosed in Note 18 to the Consolidated Financial Statements. FAS 142 required a transitional impairment test to be applied to all goodwill within the first six months after adoption. The Company performed its transitional impairment test on its goodwill asset and concluded that the recorded value of the Company’s goodwill was not impaired as of January 1, 2002. Subsequently, the Company performed its required annual impairment test on its goodwill asset in the fourth quarter of 2002 and concluded that the recorded value of the Company’s goodwill was not impaired.

Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement was effective for 2002. Management has evaluated the impact of this statement and has determined that there was no material effect on the Company’s financial position or results of operations.

Statement of Financial Accounting Standards No. 145 (FAS 145), “Rescission of Statements No. 4, 44 and 64, Amendment of Statement No. 13, and Technical Corrections”, rescinds Statement No. 4 Reporting Gains and Losses from Extinguishment of Debt. The Company adopted the provisions of this Statement in the third quarter

ESB Financial Corporation	21	2002 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

of 2002, by reclassifying a $732,000 loss on extinguishments of debt to other expense that was classified as an extraordinary item, net of tax, in the third quarter of 2001.

Statement of Financial Accounting Standards Statement No. 148 (FAS 148), “Accounting for Stock Based Compensation”, amends Financial Accounting Standards Statement No. 123 (FAS 123) to provide alternative methods of transition to Statement No. 123’s fair value method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure provisions of FAS 123 and APB Opinion 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend FAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of FAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of FAS 123 or the intrinsic value method of APB Opinion 25, “Accounting for Stock Issued to Employees”. The Company accounts for stock based compensation using the intrinsic value method in accordance with APB Opinion 25, and has adopted the disclosure provisions of FAS 148.

ESB Financial Corporation	22	2002 Annual Report

Consolidated Statements of Financial Condition

	December 31,
	2002	2001
	(Dollar amounts in thousands, except share data)
Assets
Cash on hand and in banks	$4,843	$4,135
Interest-earning deposits	9,837	9,489
Federal funds sold	453	1,855
Securities available for sale; cost of $845,706 and $636,815	865,135	640,282
Loans receivable, net of allowance for loan losses of $4,237 and $5,147	339,324	521,073
Loans held for sale	1,568	2,058
Accrued interest receivable	8,405	8,219
Federal Home Loan Bank (FHLB) stock	29,887	21,889
Premises and equipment, net	9,290	9,883
Real estate acquired through foreclosure, net	1,092	1,590
Real estate held for investment	13,195	7,253
Goodwill	7,127	7,127
Intangible assets	1,342	897
Prepaid expenses and other assets	4,506	4,794
Bank owned life insurance	23,691	22,524

Total assets	$1,319,695	$1,263,068

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$589,826	$591,999
FHLB advances	549,274	433,815
Repurchase agreements	45,600	119,640
Other borrowings	2,449	188
Guaranteed preferred beneficial interest in subordinated debt, net	24,203	24,159
Advance payments by borrowers for taxes and insurance	2,099	4,058
Accrued expenses and other liabilities	9,873	9,306

Total liabilities	1,223,324	1,183,165

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 30,000,000 shares authorized; 9,172,379 and 7,706,580 shares issued; 8,753,660 and 7,320,388 shares outstanding	92	77
Additional paid-in capital	58,297	57,906
Treasury stock, at cost; 418,719 and 386,192 shares	(4,769)	(4,318)
Unearned Employee Stock Ownership Plan (ESOP) shares	(2,305)	(2,912)
Unvested shares held by Management Recognition Plan (MRP)	(225)	(255)
Retained earnings	32,458	27,117
Accumulated other comprehensive income, net	12,823	2,288

Total stockholders’ equity	96,371	79,903

Total liabilities and stockholders’ equity	$1,319,695	$1,263,068

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	23	2002 Annual Report

Consolidated Statements of Operations

	Year ended December 31,
	2002	2001	2000
	(Dollar amounts in thousands, except share data)
Interest income:
Loans receivable	$30,106	$40,216	$37,057
Taxable securities available for sale	37,141	33,034	34,783
Tax exempt securities available for sale	4,728	4,752	4,899
FHLB stock	852	1,391	1,359
Deposits with banks and federal funds sold	133	274	364

Total interest income	72,960	79,667	78,462

Interest expense:
Deposits	18,197	22,666	21,829
Borrowed funds and repurchase agreements	30,878	34,898	35,041
Guaranteed preferred beneficial interest in subordinated debt	2,226	2,226	2,226

Total interest expense	51,301	59,790	59,096

Net interest income	21,659	19,877	19,366
(Recovery of) provision for loan losses	(410)	47	(55)

Net interest income after (recovery of) provision for loan losses	22,069	19,830	19,421

Noninterest income:
Fees and service charges	1,454	1,753	1,481
Net gain on sale of loans	819	288	18
Increase of cash surrender value of bank owned life insurance	1,167	1,093	857
Net realized gain (loss) on sale of securities available for sale	1,045	913	(28)
Income (loss) from real estate joint ventures	757	(2)	—
Other	486	752	565

Total noninterest income	5,728	4,797	2,893

Noninterest expense:
Compensation and employee benefits	9,779	8,827	8,022
Premises and equipment	2,345	2,226	1,945
Federal deposit insurance premiums	103	103	99
Data processing	721	568	580
Amortization of goodwill	—	734	723
Amortization of intangible assets	225	71	7
Loss on early extinguishment of debt	—	732	—
Other	3,847	2,862	2,962

Total noninterest expense	17,020	16,123	14,338

Income before provision for income taxes	10,777	8,504	7,976
Provision for income taxes	1,817	1,275	1,243

Net income	$8,960	$7,229	$6,733

Net income per share:
Basic	$1.06	$0.88	$0.82
Diluted	$1.03	$0.86	$0.81

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	24	2002 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Unvested MRP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Total stockholders’ equity
	(Dollar amounts in thousands, except share data)
Balance at December 31, 1999	$63	$59,686	$(19,214)	$(3,076)	$(237)	$24,488	$(11,828)	$49,882
Comprehensive results:
Net income	—	—	—	—	—	6,733	—	6,733
Other comprehensive results, net	—	—	—	—	—	—	9,060	9,060
Reclassification adjustment	—	—	—	—	—	—	37	37

Total comprehensive results						6,733	9,097	15,830
Common stock issued as a result of the acquisition of SHS	6	8,065	—	(888)	—	—	—	7,183
Cash dividends at $0.27 per share	—	—	—	—	—	(2,164)	—	(2,164)
Common stock dividend of 10%	6	5,921	—	—	—	(5,927)	—	—
Payment of cash in lieu of fractional shares for 10% stock dividend	—	(5)	—	—	—	—	—	(5)
Purchase of treasury stock, at cost (280,320 shares)	—	—	(3,134)	—	—	—	—	(3,134)
Reissuance of treasury stock for stock option exercises	—	54	433	—	—	(272)	—	215
Principal payments on ESOP debt	—	(52)	—	606	—	—	—	554
Additional ESOP shares purchased	—	—	—	(98)	—	—	—	(98)

Balance at December 31, 2000	75	73,669	(21,915)	(3,456)	(237)	22,858	(2,731)	68,263
Comprehensive results:
Net income	—	—	—	—	—	7,229	—	7,229
Other comprehensive results, net	—	—	—	—	—	—	5,212	5,212
Reclassification adjustment	—	—	—	—	—	—	(193)	(193)

Total comprehensive results						7,229	5,019	12,248
Common stock issued as a result of the acquisition of WSB	2	2,666	—	—	—	—	—	— 2,668
Cash dividends at $0.32 per share	—	—	—	—	—	(2,617)	—	(2,617)
Six-for-five stock split	—	(18,595)	18,607	—	—	(12)	—	—
Payment of cash in lieu of fractional shares for six-for-five stock split	—	(6)	—	—	—	—	—	— (6)
Purchase of treasury stock, at cost (146,084 shares)	—	—	(1,667)	—	—	—	—	(1,667)
Reissuance of treasury stock for stock option exercises	—	—	657	—	—	(341)	—	316
Principal payments on ESOP debt	—	122	—	588	—	—	—	710
Additional ESOP shares purchased	—	—	—	(44)	—	—	—	(44)
Unvested shares granted by the MRP	—	50	—	—	(50)	—	—	—
Accrued compensation expense MRP	—	—	—	—	32	—	—	32

Balance at December 31, 2001	$77	$57,906	$(4,318)	$(2,912)	$(255)	$27,117	$2,288	$79,903
Comprehensive results:
Net income	—	—	—	—	—	8,960	—	8,960
Other comprehensive results, net	—	—	—	—	—	—	10,727	10,727
Reclassification adjustment	—	—	—	—	—	—	(192)	(192)

Total comprehensive results						8,960	10,535	19,495
Cash dividends at $0.37 per share	—	—	—	—	—	(3,092)	—	(3,092)
Six-for-five stock split	15	—	—	—	—	(15)	—	—
Payment of cash in lieu of fractional shares for six-for-five stock split	—	(6)	—	—	—	—	—	— (6)
Purchase of treasury stock, at cost (119,130 shares)	—	—	(1,486)	—	—	—	—	(1,486)
Reissuance of treasury stock for stock option exercises	—	—	1,035	—	—	(512)	—	— 523
Principal payments on ESOP debt	—	231	—	607	—	—	—	838
Effect of compensatory stock options	—	166	—		—	—	—	166
Accrued compensation expense MRP	—	—	—	—	30	—	—	30

Balance at December 31, 2002	$92	$58,297	$(4,769)	$(2,305)	$(225)	$32,458	$12,823	$96,371

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	25	2002 Annual Report

Consolidated Statements of Cash Flows

	Year ended December 31,
	2002	2001	2000
	(Dollar amounts in thousands )
Operating activities:
Net income	$8,960	$7,229	$6,733
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization for premises and equipment	968	863	758
(Recovery of) provision for losses and loss on REO	(281)	55	94
Amortization (accretion) of premiums/discounts	1,572	(77)	(556)
Origination of loans held for sale	(25,082)	(26,441)	(2,802)
Proceeds from sale of loans held for sale	58,672	24,858	2,820
(Gain) loss on sale of securities available for sale	(1,045)	(913)	28
Amortization of intangible assets	226	65	—
Amortization of goodwill	—	742	732
Compensation expense on ESOP and MRP	868	742	554
(Increase) decrease in accrued interest receivable	(186)	131	(785)
(Increase) decrease in prepaid expenses and other assets	(4,867)	(2,745)	648
Increase in accrued expenses and other liabilities	567	1,576	1,180
Other	(3,528)	(1,982)	(1,104)

Net cash provided by operating activities	36,844	4,103	8,300

Investing activities:
Loan originations and purchases	(163,247)	(155,565)	(160,593)
Purchases of:
Securities available for sale	(368,056)	(222,015)	(127,961)
FHLB Stock	(7,998)	(1,790)	(837)
Fixed Assets	(351)	(1,064)	(1,922)
Bank owned life insurance	—	(3,500)	—
Principal repayments of:
Loans receivable	177,947	160,503	100,897
Securities available for sale	238,256	141,706	72,034
Proceeds from the sale of:
Securities available for sale	54,680	70,931	49,374
REO	47	569	434
Additions to real estate held for investment	(5,942)	—	—
Cash acquired or (payment made) for acquisitions, net	—	3,211	(3,082)

Net cash used in investing activities	(74,664)	(7,014)	(71,656)

Financing activities:
Net (decrease) increase in deposits	(2,173)	43,525	9,698
Proceeds from long-term borrowings	193,543	89,522	228,474
Repayments of long-term borrowings	(171,757)	(121,707)	(210,649)
Net increase (decrease) in short-term borrowings	21,894	(2,261)	41,594
Proceeds received from exercise of stock options	523	316	215
Dividends paid	(3,070)	(2,620)	(2,179)
Payments to acquire treasury stock	(1,486)	(1,667)	(3,134)
Stock purchased by ESOP	—	(44)	(98)

Net cash provided by financing activities	37,474	5,064	63,921

Net (decrease) increase in cash equivalents	(346)	2,153	565
Cash equivalents at beginning of period	15,479	13,326	12,761

Cash equivalents at end of period	$15,133	$15,479	$13,326

Continued

ESB Financial Corporation	26	2002 Annual Report

Consolidated Statements of Cash Flows (continued)

	2002	2001	2000
	(Dollar amounts in thousands)
Supplemental information:
Interest paid	$49,332	$59,670	$60,530
Income taxes paid	3,141	767	2,461
Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	26	310	2,050
Transfers from loans receivable to loans held for sale	33,100	—	—
Dividends declared but not paid	777	732	601
Stock dividend paid	—	—	5,927

The Company purchased all of the common stock of WSB and SHS for $6.0 million and $14.5 million, respectively, in 2001 and 2000, respectively. In conjunction with the acquisitions, the assets acquired and liabilities assumed were as follows:

Fair value of assets acquired	$—	$46,246	$91,550
Stock and stock options issued for the purchase of SHS common stock	—	—	(8,071)
Stock issued for the purchase of WSB common stock	—	(2,668)	—
Cash paid for common stock	—	(3,311)	(6,448)
Liabilities assumed	—	(40,582)	(79,116)

Goodwill recognized	$—	$(315)	$(2,085)

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	27	2002 Annual Report

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. (ESB or the Bank), PennFirst Financial Services, Inc., PennFirst Capital Trust I (the Trust), PennFirst Financial Advisory Services, Inc. (PFAS), THF, Inc. (THF), AMSCO, Inc.(AMSCO) and ESB Financial Services, Inc. ESB is a federally chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank.

AMSCO is engaged in real estate development and construction of 1-4 family residential units independently or in conjunction with its joint ventures. Three of the joint ventures are 51% owned by AMSCO and the Bank has provided all development and construction financing. The three joint ventures have been included in the consolidated financial statements and are reflected within other non-interest income or expense. The Bank’s loans to AMSCO and related interest have been eliminated in consolidation.

In addition to the elimination of the loans and interest to the joint ventures described above, all other significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 2001 and 2000 have been reclassified to conform with the financial statement presentation for 2002. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends and stock splits.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2002, the Company was doing business through 17 full service banking branches, one loan production office and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, non-interest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $2.9 million during the year 2002.

ESB Financial Corporation	28	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds and notes and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

Declines in the fair value of equity securities below their cost that are determined to be other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations as realized losses.

Declines in the fair value of marketable debt securities that are determined to be other than temporary due to a decline in the credit of the issuer are written down to fair value accordingly, with a resulting charge to realized loss and an adjustment to the cost basis of the security. With respect to the other-than-temporary impairments of marketable debt securities where the decline in the market value is solely attributable to an increase in market interest rates, this would not trigger an other-than-temporary impairment charge if the Company asserts that it has the intent and ability to hold the debt security until recovery. At each reporting date, management will re-challenge their intent and ability to hold such debt security until recovery and document the basis for this assertion. To the extent that market conditions have changed and management can no longer assert that they have the intent and ability to hold a debt security until the market value recovers, the Company will recognize an other-than-temporary impairment at that time.

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

Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or applied to principal when management believes the ultimate collectibility of principal is in doubt.

Discounts and premiums on purchased loans are recognized in interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan over the loan’s period to maturity. Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate.

ESB Financial Corporation	29	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Loans Receivable (continued)

Impaired loans consist of non-homogeneous loans, which based on the evaluation of current information and events, management has determined that it is probable the Company will not be able to collect amounts due according to the contractual terms of the loan agreement. The Company evaluates all commercial and commercial real estate loans which have been classified for regulatory reporting purposes, including non-accrual and restructured loans, in determining impaired loans.

The allowance for loan losses is increased by charges to operations through the provision for loan losses and decreased by charge-offs, net of recoveries. Management’s periodic evaluation of the appropriateness of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions and other factors as deemed appropriate.

The allowance for loan losses is subjective and may be adjusted in the future depending on economic conditions and other factors. Loans are charged off upon reaching various stages of delinquency depending upon the loan type.

Loans held for sale

Loans held for sale were $2.1 million and $1.6 million at December 31, 2002 and December 31, 2001, respectively. These loans consisted of 1-4 family residential loans originated for sale in the secondary market and are carried at lower of cost or market.

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

Intangible Assets

Goodwill consisted of $7.1 million at December 31, 2002 and 2001. The Company adopted the provisions of FAS 142, under which the Company ceased amortizing goodwill and instead evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level was estimated during 2002 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $671,000 and $897,000 at December 31, 2002 and 2001, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years.

ESB Financial Corporation	30	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Intangible Assets (continued)

Amortization of finite lived assets is expected to total $190,000, $157,000, $124,000, $91,000 and $58,000 for 2003, 2004, 2005, 2006 and 2007, respectively.

Mortgage Servicing Assets

The servicing asset recorded in connection with the whole loan sale and securitization of a portion of the Company’s 1-4 family residential mortgage loan portfolio during 2002 was $1.2 million. At December 31, 2002 the remaining balance of the servicing asset was $671,000. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. The impairment valuation at December 31, 2002 was $191,000. The amortization taken on the servicing asset for the year ended December 31, 2002 was $344,000. The Company had total loans serviced for others of $125.3 million and $6.6 million at December 31, 2002 and 2001, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments

The Company purchases interest rate cap and floor contracts, from time to time, to manage its sensitivity to interest rate risk. These contracts may be designated as a hedge against certain on-balance sheet financial instruments if a high correlation exists between the contracts and the hedged instrument. High correlation is achieved based on the results of a mathematical correlation analysis or if the characteristics of the hedging instrument are structurally similar to the instrument being hedged. Hedge correlation of cap or floor contracts to a hedged instrument is reviewed periodically. The Company accounts for these contracts in accordance with FAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure the instruments at their fair value. A derivative may be designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to variable cash flows of a forecasted transaction or a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction.

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

ESB Financial Corporation	31	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Financial Instruments (continued)

available for sale. Interest rate cap and floor contracts that do not meet the criteria for hedge accounting are recorded at estimated fair value with unrealized gains or losses included in operating results. Currently the Company does not have any outstanding interest rate cap and floor contracts.

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

Cash equivalents – The carrying amounts of cash equivalents approximate their fair values.

Securities – Fair values for securities are based on quoted market prices.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

Loans receivable – For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Loans held for sale – The carrying amount for loans held for sale is a reasonable estimate of fair value.

FHLB stock – FHLB stock is restricted for trading purposes, and thus, the carrying value approximates fair value.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

Borrowed funds and subordinated debt – For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Loan commitments – The fair value of loan commitments at December 31, 2002 and 2001 approximated the carrying value of those commitments at those dates.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2002 and 2001 approximated the cash surrender value of the policies at those dates.

Stock-Based Compensation

The Company accounts for stock based compensation using the intrinsic value method in accordance with APB Opinion 25, “Accounting for Stock Issued to Employees” and has adopted the disclosure provisions of FAS 148, “Accounting for Stock Based Compensation”. Under APB No. 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The disclosure provisions of FAS 148 require the presentation of net income and earnings per share assuming the reporting of compensation expense under

ESB Financial Corporation	32	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

FAS 123, whereby the estimated fair value of the options is amortized to expense over the vesting period. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rates of 4.3%; dividend yields of 3.5%; volatility factors of the expected market price of the Company’s stock of 20.9%; and a weighted average life of the option of nine years. The following pro forma information regarding compensation expense, net of tax, net income and earnings per share assumes the adoption of FAS 123 for stock options granted subsequent to December 31, 1994:

	2002	2001	2000
	(Dollar amounts in thousands, except share data)
Net income, as reported	$8,960	$7,229	$6,733
Compensation expense, under FAS 123, net of tax	(175)	(200)	(341)

Pro forma net income	$8,785	$7,029	$6,392
Basic net income per share, as reported	$1.06	$0.88	$0.82
Pro forma basic net income per share	$1.03	$0.84	$0.76
Diluted net income per share, as reported	$1.03	$0.86	$0.81
Pro forma diluted net income per share	$1.00	$0.82	$0.75

The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option’s vesting period.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

	2002	2001	2000
	(Amounts in thousands, except per share data)
Net income	$8,960	$7,229	$6,733
Weighted-average common shares outstanding	8,445	8,212	8,236

Basic earnings per share	$1.06	$0.88	$0.82

Weighted-average common shares outstanding	8,445	8,212	8,236
Common stock equivalents dues to effect of stock options	263	215	106

Total weighted-average common shares and equivalents	8,708	8,427	8,342

Diluted earnings per share	$1.03	$0.95	$0.90

ESB Financial Corporation	33	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Net Income Per Share (continued)

The shares controlled by the ESOP of 285,990 and 363,581 at December 31, 2002 and December 31, 2001, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. Options to purchase 98,010 shares of common stock at $13.00 per share of common stock, were outstanding as of December 31, 2002 but were not included in the computation of diluted earnings per share for 2002 because the options’ exercise price was greater than the average market price of the common shares. The options expire on November 18, 2012. Options to purchase 96,264 shares of common stock at $11.36 per share and 110,736 shares of common stock at $9.39 per share, were outstanding as of December 31, 2001 but were not included in the computation of diluted earnings per share for 2001 because the options’ exercise price was greater than the average market price of the common shares. The options expire on June 15, 2008 and November 18, 2011, respectively.

2. Securities

The following table summarizes the Company’s securities as of December 31:

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Dollar amounts in thousands)
Available for sale:
December 31, 2002:
Trust Preferred securities	$1,467	$21	$(68)	$1,420
U.S. Government securities	5,978	818	—	6,796
Municipal securities	94,357	3,249	(62)	97,544
Equity securities	1,313	100	(5)	1,408
Corporate bonds	112,187	4,754	(6,730)	110,211
Mortgage-backed securities	630,404	17,400	(48)	647,756

	$845,706	$26,342	$(6,913)	$865,135

December 31, 2001:
Trust Preferred securities	$1,967	$—	$(17)	$1,950
U.S. Government securities	5,975	318	—	6,293
Municipal securities	87,648	964	(680)	87,932
Equity securities	2,360	144	(253)	2,251
Corporate bonds	116,325	1,974	(3,839)	114,460
Mortgage-backed securities	422,540	5,447	(591)	427,396

	$636,815	$8,847	$(5,380)	$640,282

The proceeds from the sale of securities as of December 31, 2002, 2001 and 2000 were $54.7 million, $70.9 million and $49.4 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $1.9 million and $412,000, respectively in 2002, $1.1 million and $204,000, respectively in 2001 and $428,000 and $456,000, respectively in 2000. In addition, impairment charges on available for sale securities of $446,000 were recorded for the year ended 2002, on equity securities that were deemed to be other-than-temporarily impaired.

At December 31, 2002 the Company did not have any corporate bonds whose book value exceeded 10% of equity. At December 31, 2001 the book value of the Company’s Daimler Chrysler corporate bonds exceeded 10% of stockholders’ equity. The book value and market values were $8.2 million and $8.2 million, respectively. The issue is classified as investment grade debt by a national rating service.

ESB Financial Corporation	34	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

2. Securities (continued)

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2002, excluding equity securities which have no maturity dates:

	Available for sale
	Amortized cost	Fair value
	(Dollar amounts in thousands)
Due in one year or less	$4,994	$5,064
Due from one year to five years	47,978	51,665
Due from five to ten years	51,323	54,800
Due after ten years	740,098	752,198

	$844,393	$863,727

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $55.4 million and $19.5 million as of December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

	2002	2001
	(Dollar amounts in thousands)
Mortgage loans:
Residential – single family	$154,438	$335,838
Residential – multi family	31,661	29,154
Commercial real estate	51,495	48,869
Construction	40,778	46,072

	278,372	459,933
Other loans:
Consumer loans	61,087	65,815
Commercial business	16,080	15,264

	355,539	541,012
Less:
Allowance for loan losses	4,237	5,147
Deferred loan fees and net discounts	88	483
Loans in process	11,890	14,309

	$339,324	$521,073

Non-performing loans, which include only non-accrual loans, were $2.5 million and $2.5 million at December 31, 2002 and 2001, respectively.

ESB Financial Corporation	35	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

3. Loans Receivable (continued)

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

	2002	2001	2000
	(Dollar amounts in thousands)
Interest income that would have been recorded	$218	$147	$272
Interest income recognized	79	76	82

Interest income foregone	$139	$71	$190

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

The following is a summary of the changes in the allowance for loan losses:

Totals
(Dollar amounts in thousands)
Balance, December 31, 1999	$4,823
Allowance for loan losses of SHS	544
Recovery of loan losses	(55)
Charge offs	(409)
Recoveries	78

Balance, December 31, 2000	4,981
Allowance for loan losses of WSB	154
Provision for loan losses	47
Charge offs	(44)
Recoveries	9

Balance, December 31, 2001	5,147
Recovery of loan losses	(410)
Charge offs	(542)
Recoveries	42

Balance, December 31, 2002	$4,237

The following table is a summary of the loans considered to be impaired as of December 31:

	2002	2001	2000
	(Dollar amounts in thousands)
Impaired loans with an allocated allowance	$502	$1,062	$1,044
Impaired loans without an allocated allowance	10	—	—

Total impaired loans	$512	$1,062	$1,044

Allocated allowance on impaired loans	$210	$1,002	$1,012
Portion of impaired loans on non-accrual	512	1,062	1,044
Average impaired loans	787	1,016	1,582
Income recognized on impaired loans	3	4	3

SFAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

ESB Financial Corporation	36	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

3. Loans Receivable (continued)

The Company conducts its business through 17 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4. Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

5. Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

	2002	2001
	(Dollar amounts in thousands)
Land	$853	$853
Buildings and improvements	10,517	10,413
Leasehold improvements	515	514
Furniture, fixtures and equipment	7,582	7,313

	19,467	19,093
Less accumulated depreciation and amortization	10,177	9,210

	$9,290	$9,883

Depreciation and amortization expense for the years December 31, 2002, 2001 and 2000 were $968,000 $863,000 and $758,000, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $147,076, $153,020, $155,660, $155,660, $154,160 and $263,127 for the years ended December 31, 2003, 2004, 2005, 2006, 2007 and thereafter, respectively. Rent expense for the years ended December 31, 2002, 2001 and 2000 was $138,000, $148,000 and $130,000, respectively.

ESB Financial Corporation	37	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

6. Deposits

The following table summarizes the Company’s deposits as of December 31:

	2002		2001
Type of accounts	Amount	%	Amount	%
	(Dollar amounts in thousands)
Noninterest-bearing deposits	$19,039	3.2%	$16,126	2.7%
NOW account deposits	45,854	7.8%	43,592	7.4%
Money Market deposits	71,124	12.1%	72,706	12.3%
Passbook account deposits	93,271	15.8%	85,765	14.5%
Time deposits	360,538	61.1%	373,810	63.1%

	$589,826	100.0%	$591,999	100.0%

Time deposits mature as follows:
Within one year	$221,325	37.5%	$263,091	44.4%
After one year through two years	58,689	10.0%	80,348	13.6%
After two years through three years	46,871	7.9%	17,292	2.9%
After three years through four years	28,700	4.9%	5,987	1.0%
After four years through five years	3,499	0.6%	3,524	0.6%
Thereafter	1,454	0.2%	3,568	0.6%

	$360,538	61.1%	$373,810	63.1%

The Company had a total of $116.3 million and $105.6 million in deposits of $100,000 or more at December 31, 2002 and 2001, respectively.

Interest expense by type of deposit account for the year ended December 31 is as follows:

	2002	2001	2000
	(Dollar amounts in thousands)
NOW account deposits	$112	$156	$270
Money Market deposits	1,404	2,222	2,569
Passbook account deposits	1,380	1,483	1,633
Time deposits	15,301	18,805	17,345

	$18,197	$22,666	$21,817

Interest expense on advance payments by borrowers for taxes and insurance, not included above, for the year ended December 31, 2000 was $12,000.

ESB Financial Corporation	38	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

7. Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

	2002		2001
	Weighted average rate	Amount	Weighted average rate	Amount
	(Dollar amounts in thousands)
FHLB advances:
Due within 12 months	4.74%	$253,449	5.14%	$171,051
Due beyond 12 months but within 2 years	4.37%	102,055	6.36%	157,699
Due beyond 2 years but within 3 years	4.73%	63,885	5.25%	77,055
Due beyond 3 years but within 4 years	4.94%	61,715	5.47%	23,885
Due beyond 4 years but within 5 years	4.11%	67,859	6.07%	1,816
Due beyond 5 years	6.70%	311	6.69%	2,309

		$549,274		$433,815

Repurchase agreements:
Due within 12 months	3.12%	$34,600	5.19%	$98,040
Due beyond 12 months but within 2 years	7.30%	11,000	6.96%	10,600
Due beyond 2 years but within 3 years	—	—	7.30%	11,000

		$45,600		$119,640

Other borrowings:
ESOP borrowings
Due beyond 4 years but within 5 years	5.38%	$2,261	—	$—

Treasury tax and loan note payable	1.09%	$188	1.64%	$188

Included in the $549.3 million of FHLB advances is approximately $65.5 million of convertible select advances. These advances reset to the 3 month London Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. At the reset date if the 3 month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. It has historically been the Company’s position to pay off the advance and replace it with fixed-rate funding.

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. The fair value of qualifying mortgage loans pledged as collateral against FHLB advances was $158.5 million at December 31, 2002.

During the year ended December 31, 2001, the Company incurred a charge of $732,000 as a result of early prepayment penalties incurred in the prepayment of $20.0 million of the Company’s long-term debt that occurred during a combined restructuring of the Company’s assets and liabilities. The penalties that were incurred on the prepayment of the long-term debt were offset by gains on the sales of securities that were used in restructuring. The overall restructuring resulted in a reduction to the Company’s interest expense for the period and a prospective improvement to the future net interest income.

ESB Financial Corporation	39	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

7. Borrowed Funds (continued)

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

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2002 was $61.0 million with an amortized cost of $58.7 million. The market value of the securities as of December 31, 2001 was $134.2 million with an amortized cost of $132.3 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the years ended December 31, 2002 and 2001.

As of December 31, 2002 and 2001 the Company had repurchase agreements outstanding with Morgan Stanley Dean Witter of $0 and $49.0 million, respectively and with Salomon Smith Barney of $45.6 million and $70.6 million, respectively.

As of December 31, 2002, the Company had repurchase agreements with Salomon Smith Barney with $15.4 million at risk, which relates to the market value of the collateral in excess of the borrowing, with a weighted average maturity of 4 months.

Borrowings under repurchase agreements averaged $93.6 million, $157.3 million and $220.8 million during 2002, 2001 and 2000, respectively. The maximum amount outstanding at any month-end was $119.6 million, $191.3 million and $235.5 million during 2002, 2001 and 2000, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate.

8. Guaranteed Preferred Beneficial Interest in Subordinated Debt

On December 9, 1997, the Trust, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $25.3 million, 8.625% Trust Preferred Securities (Preferred Securities) with a stated value and liquidation preference of $10 per share. The Trust’s obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company.

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

ESB Financial Corporation	40	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

8. Guaranteed Preferred Beneficial Interest in Subordinated Debt (continued)

Proceeds from any redemption of the Subordinated Debt would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Subordinated Debt redeemed.

Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $1.1 million and $1.1 million as of December 31, 2002 and 2001, respectively, and are amortized on a level-yield basis over the term of the Preferred Securities.

9. Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

	2002	2001	2000
	(Dollar amounts in thousands)
Current expense:
Federal	$1,908	$1,049	$1,317
State	10	(42)	185

	1,918	1,007	1,502
Deferred benefit:
Federal	(101)	268	(259)

	(101)	268	(259)

	$1,817	$1,275	$1,243

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

	2002	2001	2000
	(Dollar amounts in thousands)
Net gain on securities available for sale	$(5,427)	$(2,586)	$(4,686)
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	166	—	54

	$(5,261)	$(2,586)	$(4,632)

ESB Financial Corporation	41	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

	2002	2001
	(Dollar amounts in thousands)
Deferred tax assets:
Allowances for losses on loans and real estate owned	$1,199	$1,491
Interest and fees on loans	35	36
General business credit	681	515
Minimum tax credit carry forward	1,301	1,161
Other	82	128

Gross deferred tax assets	3,298	3,331
Deferred tax liabilities:
Investment in securities available for sale	6,606	1,179
Accretion of discounts	490	558
Core deposit intangible	302	305
Other	275	338

Gross deferred tax liabilities	7,673	2,380
Net deferred tax (liability) asset	$(4,375)	$951

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with FAS 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

The general business credit of $680,859 will be available to reduce future federal income tax through the year 2022. The alternative minimum tax credit of $1,300,511 is available to reduce future regular income taxes over an indefinite period.

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2002	2001	2000
Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(15.9)%	(19.5)%	(20.2)%
State income taxes, net of Federal income tax benefit	0.1%	(0.3)%	1.5%
Goodwill	—	2.9%	3.1%
Other, net	(1.3)%	(2.1)%	(2.8)%

Reported rate	16.9%	15.0%	15.6%

ESB Financial Corporation	42	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2001 (the most recent date for which a tax return has been filed) include approximately $15.2 million representing such bad debt deductions for which no deferred income taxes have been provided.

10. Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $169,000, $166,000 and $163,000 to the plan during 2002, 2001 and 2000, respectively.

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. All employees who complete one year of service are eligible to participate in the ESOP.

Participants become 100% vested in their accounts in the ESOP after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

The purchase of shares of the Company’s stock by the ESOP is funded by a loan. Unreleased ESOP shares collateralize the loan payable, and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 5.375% and matures within the next 4 years. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 2002, 2001 and 2000 amounted to $126,000, $135,000 and $130,000, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $557,000, $551,000 and $572,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The ESOP incurred interest on the loan of $182,000, $251,000 and $279,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

In November 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”, which prescribes comprehensive accounting guidance for ESOPs. The major requirements of SOP No. 93-6 provide, among other provisions, that compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS. The Company adopted SOP No. 93-6 on January 1, 1994 for shares acquired by the ESOP after that date. The Company currently accounts for its ESOP under the guidance of SOP No. 93-6.

ESB Financial Corporation	43	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

10. Employee Benefit Plans (continued)

Employee Stock Ownership Plan (continued)

During 2002, 2001 and 2000, the Company recognized compensation expense related to the ESOP of $838,000, $710,000 and $554,000, respectively.

As of December 31, 2002 and 2001 the ESOP held a total of 1,129,114 and 939,300 shares, respectively, of the Company’s stock, and there were 285,990 and 363,581 unallocated shares, respectively, with a fair value of $3.7 million and $3.1 million, respectively.

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

Stock option activities under the Option Plans for the years ended December 31 are as follows:

	2002		2001		2002
	Options	Weighted Average Exercise Price/Share	Options (1)	Weighted Average Exercise Price/Share (1)	Options (1)	Weighted Average Exercise Price/Share (1)
Outstanding at beginning of year	944,606	$7.47	912,770	$7.08	731,407	$6.97
Granted	98,010	13.00	110,736	9.39	175,614	7.21
Converted	—	—	—	—	68,156	4.87
Exercised	(101,532)	5.42	(78,756)	4.51	(52,862)	3.06
Expired	(10,162)	7.39	(144)	7.21	(9,545)	7.37

Outstanding at end of year	930,922	8.28	944,606	7.47	912,770	7.08

Exercisable at end of year	901,642	$8.31	886,046	$7.48	819,890	$7.07

(1)	Options and price/share data for the year ended December 31, 2001 and December 31, 2000 have been adjusted to reflect the stock split paid on October 25, 2002. Options and price/share data for the year ended December 31, 2000 has also been adjusted to reflect the stock split paid on May 30, 2001.

The weighted-average fair values of options granted during 2002, 2001 and 2000 utilizing the Black-Scholes Valuation Model were $2.70, $2.78 and $3.14, respectively.

ESB Financial Corporation	44	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

10. Employee Benefit Plans (continued)

Stock Option Plans (continued)

The following table summarizes certain characteristics of issued stock options as of December 31, 2002:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
1994	16,292	$5.98	1.5
1994	51,719	3.82	1.8
1995	35,875	6.82	2.5
1995	8,172	4.20	2.8
1996	75,766	6.78	3.5
1997	90,616	7.37	4.5
1998	95,477	11.36	5.5
1998	65,068	4.86	5.8
1999	120,792	8.84	6.5
2000	164,410	7.21	7.5
2001	108,725	9.39	9.0
2002	98,010	13.00	10.0

	930,922	$8.28	6.2

Management Recognition Plan

In connection with the acquisition of Troy Hill Federal Savings Bank, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2002, there were 32,546 shares held in the Management Recognition Plan (MRP) trust. During 2002, 3,120 shares were distributed, with an associated compensation expense of $30,000. An additional 9,360 shares have been identified for distribution. As of December 31, 2001, there were 34,924 shares held in the MRP trust. During 2001, 3,120 shares were distributed with an associated compensation expense of $32,000.

11. Other Comprehensive Income (Loss)

In complying with FAS No. 130, “Reporting Comprehensive Income”, the Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized gain (loss) on securities available for sale. Other comprehensive income and related tax effects for the years ended December 31 consists of:

	2002		2001		2000
	Unrealized Gain	Reclassification Adjustment	Unrealized Gain	Reclassification Adjustment	Unrealized Gain	Reclassification Adjustment
	(Dollar amounts in thousands)
Before tax amount	$16,253	$(291)	$7,897	$(292)	$13,727	$56
Tax (expense) benefit	(5,526)	99	(2,685)	99	(4,667)	(19)

After tax amount	$10,727	$(192)	$5,212	$(193)	$9,060	$37

ESB Financial Corporation	45	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

12. Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company’s management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

13. Financial Instruments

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value
	(Dollar amounts in thousands)
Financial assets:
Cash equivalents	$15,133	$15,133	$15,479	$15,479
Securities available for sale	865,135	865,135	640,282	640,282
Loans receivable and held for sale	340,892	348,046	523,131	529,394
Accrued interest receivable	8,405	8,405	8,219	8,219
FHLB stock	29,887	29,887	21,889	21,889
Bank owned life insurance	23,691	23,691	22,524	22,524
Financial liabilities:
Deposits	$589,826	$596,888	$591,999	$600,226
Borrowed funds	597,323	617,850	553,643	569,492
Guaranteed preferred beneficial interest in subordinated debt, net	24,203	23,896	24,159	22,124
Accrued interest payable	3,320	3,320	4,002	4,002

The following table presents the notional amount of the Company’s off-balance sheet financial instruments as of December 31:

	2002	2001
	(Dollar amounts in thousands)
Loans in process and commitments:
Fixed interest rate	$14,290	$10,988
Variable interest rate	19,435	28,672
Lines of credit:
Commercial	20,781	27,359
Consumer	16,744	16,187
Letters of credit:
Commercial	—	—
Standby	3,584	4,941

Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company’s exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Company uses the same credit policies in making commitments as for on-balance sheet instruments. The Company’s distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

ESB Financial Corporation	46	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

14. Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier I) capital (as defined) and risk-based capital (as defined). As of December 31, 2002 the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core, and risk-based capital ratios as set forth in the following table. There are no conditions or events since that notification that have changed the categorization.

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

OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income (which takes into account capital distributions declared) for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution. The Bank can declare dividends (subject only to the aforementioned notice requirement) subsequent to December 31, 2002, of up to approximately $2.3 million of retained earnings of $28.5 million at December 31, 2002, less any dividends declared subsequent to December 31, 2002 plus net income between January 1, 2003, and the date of any such dividend declaration. For the years ended December 31, 2002, 2001 and 2000, the Bank declared dividends to the Company of $7.0 million, $6.0 million and $0, respectively.

ESB Financial Corporation	47	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

14. Regulatory Matters and Insurance of Accounts (continued)

The following table sets forth certain information concerning regulatory capital:

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
As of December 31, 2002:
Total Capital (to Risk Weighted Assets)	$88,003	14.32%	$49,178	8.00%	$61,472	10.00%
Core Capital (to Adjusted Tangible Assets)	$84,073	6.75%	$49,842	4.00%	$62,302	5.00%
Tangible Capital (to Tangible Assets)	$84,073	6.75%	$18,691	1.50%	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	$84,073	13.68%	N/A	N/A	$36,883	6.00%
As of December 31, 2001:
Total Capital (to Risk Weighted Assets)	$87,374	13.41%	$52,107	8.00%	$65,133	10.00%
Core Capital (to Adjusted Tangible Assets)	$82,574	6.79%	$48,640	4.00%	$60,780	5.00%
Tangible Capital (to Tangible Assets)	$82,574	6.79%	$18,240	1.50%	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	$82,574	12.68%	N/A	N/A	$39,080	6.00%

ESB Financial Corporation	48	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

15. Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollar amounts in thousands, except share data)
2002:
Interest income	$18,783	$18,750	$18,082	$17,345
Interest expense	13,267	13,116	12,746	12,172

Net interest income	5,516	5,634	5,336	5,173
Provision for (recovery of) loan losses	12	(489)	(103)	170

Net interest income after provision for (recovery of) loan losses	5,504	6,123	5,439	5,003
Net realized gain on sale of securities available for sale	124	—	423	498
Other noninterest income	946	1,631	828	1,278
Noninterest expense	4,055	4,860	3,922	4,183

Income before income taxes	2,519	2,894	2,768	2,596
Provision for income taxes	408	546	498	365

Net income	$2,111	$2,348	$2,270	$2,231

Diluted net income per share	$0.24	$0.27	$0.26	$0.25

2001:
Interest income	$20,431	$20,225	$19,601	$19,410
Interest expense	15,398	15,267	14,772	14,353

Net interest income	5,033	4,958	4,829	5,057
Provision for loan losses	6	33	5	3

Net interest income after provision for loan losses	5,027	4,925	4,824	5,054
Net realized gain (loss) on sale of securities available for sale	3	(25)	758	177
Other noninterest income	770	872	1,009	1,233
Noninterest expense	3,631	3,773	4,428	4,291

Income before income taxes	2,169	1,999	2,163	2,173
Provision for income taxes	343	282	299	351

Net income	$1,826	$1,717	$1,864	$1,822

Diluted net income per share	$0.22	$0.21	$0.22	$0.22

ESB Financial Corporation	49	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

16. ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition

	2002	2001
	(Dollar amounts in thousands)
Asstes:
Interest-earning deposits	$1,243	$891
Equity in net assets of subsidiaries	145,573	133,710
Other assets	3,210	3,844

Total assets	$150,026	$138,445

Liabilities and stockholders’ equity:
Subordinated debt, net	$24,203	$24,159
Payable to subsidiaries	27,000	32,750
Accrued expenses and other liabilities	2,452	1,633
Stockholders’ equity	96,371	79,903

Total liabilities and stockholders’ equity	$150,026	$138,445

Condensed Statements of Operations

	2002	2001	2000
	(Dollar amounts in thousands)
Income:
Equity in undistributed net income of subsidiaries	$9,803	$8,192	$8,242
Management fee income, from subsidiaries	3,495	3,522	3,486
Interest and other income	33	526	319
Total income	13,331	12,240	12,047

Expense:
Interest expense, to subsidiary	3,086	3,875	4,609
Compensation and employee benefits	1,672	1,596	1,476
Other	294	285	238

Total expense	5,052	5,756	6,323

Income before benefit from income taxes	8,279	6,484	5,724
Benefit from income taxes	(681)	(745)	(1,009)

Net Income	$8,960	$7,229	$6,733

ESB Financial Corporation	50	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

16. ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
	2002	2001	2000
	(In thousands)
Operating activities:
Net income	$8,960	$7,229	$6,733
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed net income of subsidiaries	(9,803)	(8,192)	(8,242)
Loss (gain) on sale of securities available for sale	173	(257)	37
Other, net	8,936	697	629

Net cash provided by (used in) operating activities	8,266	(523)	(843)

Investing activities:
Purchases of securities available for sale	—	(244)	(596)
Proceeds from the sale of securities available for sale	1,218	1,749	1,670
Payment for purchase of SHS, net of cash acquired	—	—	(3,082)
Cash acquired from WSB, net of payment for purchase	—	3,211	—

Net cash provided by (used in) investing activities	1,218	4,716	(2,008)

Financing activities:
(Decrease) increase in payable to subsidiaries	(5,750)	(750)	6,465
Increase in subordinated debt, net	44	44	44
Proceeds received from exercise of stock options	523	316	215
Dividends paid	(3,070)	(2,620)	(2,179)
Payments to acquire treasury stock	(1,486)	(1,667)	(3,134)
Stock purchased by ESOP	—	(44)	(98)
Principal repayment of ESOP loan	607	588	606

Net cash (used in) provided by financing activities	(9,132)	(4,133)	1,919

Increase (decrease) in cash equivalents	352	60	(932)
Cash equivalents at beginning of period	891	831	1,763

Cash equivalents at end of period	$1,243	$891	$831

17. Acquisition

WSB Holding Company

On October 1, 2001, the Company completed its acquisition of WSB Holding Company (WSB) and its subsidiary, Workingmens Bank, based in Pittsburgh, Pennsylvania.

Under the terms of the merger agreement, WSB merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $3.3 million in cash and 216,000 shares of the Company’s common stock. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Workingmens have been included in the Company’s consolidated financial statements from October 1, 2001. Goodwill arising from this transaction was $315,000.

ESB Financial Corporation	51	2002 Annual Report

Notes to Consolidated Financial Statements (continued)

18. Effect of Recent Accounting and Regulatory Pronouncements

The Company adopted FAS 142 on January 1, 2002, as previously discussed. The Company has determined that if FAS 142 had been in effect in the years ended December 31, 2001 and 2000, the result would have been:

	2002	2001	2000
	(Dollar amounts in thousands,except share data)
Reported net income	$8,960	$7,229	$6,733
Add back: Goodwill amortization	—	734	732

Adjusted net income	$8,960	$7,963	$7,465

Basic earnings per share:
Reported earnings per share	$1.06	$0.88	$0.82
Goodwill amortization	—	0.09	0.09

Adjusted earnings per share	$1.06	$0.97	$0.91

Diluted earnings per share:
Reported earnings per share	$1.03	$0.86	$0.81
Goodwill amortization	—	0.09	0.09

Adjusted earnings per share	$1.03	$0.95	$0.90

ESB Financial Corporation	52	2002 Annual Report

Report of Independent Auditors

To the Board of Directors and Stockholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries (ESB), as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of ESB’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 18 to the financial statements, in 2002, ESB changed its method for accounting for goodwill.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

January 27, 2003

ESB Financial Corporation	53	2002 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Sandler O’Neill & Partners, LP	RBC Dain Rauscher
919 Third Avenue, 6th Floor	500 West Madison
New York, NY 10022	Chicago, IL 60661
Telephone: (800) 635-6851	Telephone: (888) 655-4135	[LOGO OF E S B F™ NASDAQ L I S T E D]

Ryan Beck & Co., Inc.
220 Livingston Orange Avenue
Livingston, NJ 07039
Telephone: (800) 223-8969

PennFirst Capital Trust I, 8.625% cumulative trust preferred securities are traded on the Nasdaq National Stock Market under the symbol “ESBFP”.

Stock Price Information

The bid and ask price of the Company’s common stock were $14.55 and $14.83, respectively, as of January 31, 2003.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2002 Quarter Ended
December 31	$13.44	$11.37	$12.95
September 30	12.03	8.99	12.00
June 30	11.23	9.15	10.23
March 31	10.10	7.59	9.40
2001 Quarter Ended
December 31	$9.83	$8.58	$8.63
September 30	10.88	9.26	9.42
June 30	11.29	9.10	10.54
March 31	11.98	8.18	11.46

Stock Dividends

The Company has declared the following stock dividends since its inception:

Record Date	Payment Date	Stock Dividend Percentage
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%

ESB Financial Corporation	54	2002 Annual Report

Stock and Dividend Information (continued)

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2002, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 31, 2002	January 24, 2003	$0.100
September 30, 2002	October 25, 2002	$0.100
June 28, 2002	July 25, 2002	$0.083
March 29, 2002	April 25, 2002	$0.083
December 31, 2001	January 25, 2002	$0.083
September 28, 2001	October 25, 2001	$0.083
June 29, 2001	July 25, 2001	$0.083
March 30, 2001	April 25, 2001	$0.069

Stock Splits

The Company has declared the following stock splits since its inception:

Record Date	Payment Date	Stock Split Percentage
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Number of Stockholders and Shares Outstanding

As of December 31, 2002, there were 2,325 registered stockholders of record and 8,753,660 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have Company dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford,	NJ 07016

ESB Financial Corporation	55	2002 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 16, 2003, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

Stockholder and Investor Information

Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Group Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117.

We make available on our website, http://www.esbbank.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, on the date which we electronically file these reports with the Securities and Exchange Commission. Investors are encouraged to access these reports and the other information about our business and operations on our web site.

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

Subsidiary Companies

ESB Bank, F.S.B.

ESB Financial Services, Inc.

PennFirst Financial Advisory Services, Inc.

AMSCO, Inc.

ESB Bank Building Associates

Madison Woods Joint Venture

McCormick Farms, LLC

The Links at Deer Run Associates, LLC

Brandy One, LLC

PennFirst Financial Services, Inc.

PennFirst Capital Trust I

THF, Inc d/b/a Elite Settlement Services

Independent Accountants	Special Counsel

Ernst & Young L.L.P.	Elias, Matz, Tiernan & Herrick L.L.P.
One Oxford Centre	734 15th Street, NW
Pittsburgh, PA 15219	Washington, DC 20005

ESB Financial Corporation	56	2002 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Charles Delman
Chairman of the Board	Retired Chairman, President & CEO – ESB Bancorp, Inc.
A Principal – Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector – Borough of Coraopolis
Director, President & CEO – Ellwood City Hospital

Charlotte A. Zuschlag	Edmund C. Smith
President & Chief Executive Officer	Retired Works Manager – ARMCO, Ambridge

George William Blank, Jr.	Edwin A. Thaner, P.E.
President – George W. Blank Supply Company, Inc.	President & Principal Engineer – E.A. Thaner & Associates

Lloyd L. Kildoo
Owner & Funeral Director – Glenn-Kildoo Funeral Homes

ESB BANK, F.S.B.

William B. Salsgiver	Lloyd L. Kildoo
Chairman of the Board	Owner & Funeral Director – Glenn-Kildoo Funeral Homes
A Principal – Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector – Borough of Coraopolis
Director, President & CEO – Ellwood City Hospital

Charlotte A. Zuschlag	Edward W. Preskar
President & Chief Executive Officer	Retired Director of Facilities – School District of Pittsburgh

Raymond K. Aiken	Edmund C. Smith
Retired President & COO – Lockhart Chemical Co	Retired Works Manager – ARMCO, Ambridge

George William Blank, Jr.	Joseph W. Snyder
President – George W. Blank Supply Company, Inc.	Senior Buyer – Equitable Resources, Inc.

Charles Delman	Edwin A. Thaner, P.E.
Retired Chairman, President & CEO – ESB Bancorp, Inc.	President & Principal Engineer – E.A. Thaner & Associates

Guy Dille, CPA	Jefrey F. Wall
Retired Chief Financial Officer – Williams & Company, Inc.	Vice President/Operations – R.J. Rhodes Transit, Inc.

ESB Financial Corporation	57	2002 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION

        William B. Salsgiver

            Chairman of the Board

        Charlotte A. Zuschlag

            President & Chief Executive Officer

        Thomas F. Angotti

            Group Senior Vice President/Administration

        Charles P. Evanoski

            Group Senior Vice President, Chief Financial Officer & Treasurer

        Robert C. Hilliard, CPA

            Group Senior Vice President/Audit, Compliance & Loan Review

        Frank D. Martz

            Group Senior Vice President/Operations & Corporate Secretary

        Todd F. Palkovich

            Group Senior Vice President/Lending

        Robert J. Colalella

            Senior Vice President/Marketing, Facilities & CRA

        John W. Donaldson II

            Senior Vice President/Lending

        Peter J. Greco

            Senior Vice President/Lending

        Teresa Krukenberg

            Senior Vice President/Operations

        Ronald E. Pompeani

            Senior Vice President/Lending

        Marilyn Scripko

            Senior Vice President/Lending

        John T. Stunda

            Senior Vice President/Human Resources

ESB BANK, F.S.B. ADVISORY BOARD

        Charles Delman

            Retired Chairman, President & CEO – ESB Bancorp, Inc.

        Gibson E. Brock

            Retired Manager of Engineering – J & L Steel Corporation

        George C. Dorsch

            Retired Engineer –

            Dept. of Transportation, Commonwealth of Pennsylvania

        Dr. Allan Gastfriend

            Retired Dentist

        Charles W. Hergenroeder, III

            Partner – Hergenroeder, Rega, Sommer, L.L.C.

        Watson F. McGaughey, Jr.

            President – McGaughey Buses, Inc.

        Donald R. Miller

            Retired President – Miller & Sons Chevrolet

WORKINGMENS BANK ADVISORY BOARD

        Charles Delman

            Retired Chairman, President & CEO – ESB Bancorp, Inc.

        Johanna C. Guehl

            Partner – Brabender Guehl

        Joseph J. Manfred

            Retired – Manfred Insurance Agency

        Stanford H. Rosenberg

            Professor – LaRoche College

        John P. Mueller

            Retired – Muellers Hardware

            Retired – Chairman of the Board, WSB

ESB BANK, F.S.B.

    William B. Salsgiver

        Chairman of the Board

    Charlotte A. Zuschlag

        President & Chief Executive Officer

Group Senior Vice Presidents

        Thomas F. Angotti

        Charles P. Evanoski

        Robert C. Hilliard, CPA

        Frank D. Martz

        Todd F. Palkovich

Senior Vice Presidents

        Robert J. Colalella

        John W. Donaldson II

        Peter J. Greco

        Teresa Krukenberg

        Ronald E. Pompeani

        Marilyn Scripko

        John T. Stunda

Vice Presidents

        Deborah A. Allen

        Nancy A. Glitsch

        Paul F. Hoyson

        Lawrence C. Kerr

        Mary Ann Leonardo

        Ronald J. Mannarino

        Sally A. Mannarino

        Larry Mastrean

        Mark A. Platz

        Bonita L. Wadding

        Joanne C. Wienand

        Wayne G. Zerishnek

        Pamela K. Zikeli

Assistant Vice Presidents

        Robert A. Ackerman

        Janet S. Barletta

        Kathleen A. Bender

        Charlotte M. Bolinger

        Frank R. Brzozowski

        Thomas E. Campbell

        Judy L. Diesing

        Katina J. Eliou

        John R. Fogg

        William H. Garroway

        Deborah S. Goehring

        Margaret A. Haefele

        Brian Hulme

        Louise P. Massung

        Christopher McCaw

        Beth A. McClymonds

        Marianne L. Mills

        Ann R. Nelson

        Deborah F. Pagley

        Timothy S. Robinson

        Patricia Schramm

        Kathy Smyth

        Sharon Speicher

        Joyce A. Stellitano

        Judy E. Sucola

        Volynda Teets

        Sara F. Vattimo

        Barbara Wetzel

Assistant Secretaries

        Linda A. MacMurdo

        Dana M. Martz

        Robin Scheffler

THF, Inc.

        Rocco Abbatangelo – President

ESB Financial Corporation	58	2002 Annual Report

Board of Directors and Executive and Senior Management

[Photo of the Board of Directors]

Board of Directors of ESB Bank, F.S.B. are, seated from left, William B. Salsgiver, Charlotte A. Zuschlag, Charles Delman, Edmund C. Smith, Lloyd L. Kildoo, and Herbert S. Skuba. Standing from the left are, Edwin A. Thaner, Joseph W. Snyder, Jefrey F. Wall, Guy Dille, Mario J. Manna, Raymond K. Aiken, George W. Blank, Jr. and Edward W. Preskar.

[Photo of Senior Management]

Executive and Senior Management of ESB Bank, F.S.B. are, seated from left, Charlotte A. Zuschlag, Frank D. Martz, Charles P. Evanoski, Thomas F. Angotti, Robert C. Hilliard and Todd F. Palkovich. Standing from the left are, Ronald E. Pompeani, Teresa Krukenberg, John W. Donaldson, II, John T. Stunda, Robert J. Colalella, Marilyn Scriptko and Peter J. Greco.

ESB Financial Corporation	59	2002 Annual Report

Office Locations and Branch Managers

ALIQUIPPA – JANET BARLETTA
2301 Sheffield Road, Aliquippa, PA 15001
724.378.4436

AMBRIDGE – KATINA ELIOU
506 Merchant Street, Ambridge, PA 15003
724.266.5002

BALDWIN – PATRICIA SCHRAMM
5035 Curry Road – Pittsburgh, PA 15236
412.655.8670

BEECHVIEW – BARBARA WETZEL
1609 Broadway Avenue, Pittsburgh, PA 15216
412.344.7211

BRIGHTON HEIGHTS – JUDY SUCOLA
3619 California Avenue, Pittsburgh, PA 15212
412.761.4994

CENTER TWP – JUDY DIESING
3531 Brodhead Road, Monaca, PA 15061
724.774.0332

CORAOPOLIS – LARRY MASTREAN
900 Fifth Avenue, Coraopolis, PA 15108
412.264.8862

ELLWOOD CITY – PAMELA ZIKELI
600 Lawrence Avenue, Ellwood City, PA 16117
724.758.5584

FOX CHAPEL – JOYCE STELLITANO
1060 Freeport Road, Pittsburgh, PA 15238
412.782.6500

FRANKLIN TWP – TOM CAMPBELL
1793 Mercer Road, Ellwood City, PA 16117
724.758.2500

NEW CASTLE – CHARLOTTE BOLINGER
Lawrence Village Plaza, New Castle, PA 16101
724.654.7781

NORTH SHORE – SHARON SPEICHER
807 Middle Street, Pittsburgh, PA 15212
412.231.7297

SPRING HILL – MARIANNE MILLS
Itin & Rhine Streets, Pittsburgh, PA 15212
412.231.0819

SPRINGDALE – FRANK BRZOZOWSKI
849 Pittsburgh Street, Springdale, PA 15144
724.275.5879

TROY HILL – PEGGY HAEFELE
1706 Lowrie Street, Pittsburgh, PA 15212
412.231.8238

WEXFORD – DEBBIE ALLEN
101 Wexford-Bayne Road, Wexford, PA 15090
724.934.8989

ZELIENOPLE – DEBBIE GOEHRING
Northgate Plaza, Zelienople, PA 16063
724.452.6500

[MAP SHOWING BRANCH LOCATIONS]

ESB Financial Corporation	60	2002 Annual Report

In Memory

[PHOTO]

Nancy C. Newton

1920 - 2002

Our friend and fellow employee

whose 47 years of contribution to

ESB Bank will be sorely missed.

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Phone—724.758-5584

www.esbbank.com