Form 10-K, Exhibit 13
period 2006-12-31
ESB FINANCIAL CORP
filed 2007-03-12
CIK 872835

Exhibit 13

ESB Financial Corporation

2006 Annual Report to Shareholders

Table of Contents

Consolidated Financial Highlights	1
Letter to Shareholders	3
Selected Consolidated Financial Data	6
Management’s Discussion and Analysis of Financial Condition and Results of Operations	7
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	35
Management’s Reports to ESB Financial Corporation Shareholders	69
Report of Independent Registered Public Accounting Firm	70
Stock and Dividend Information	72
Corporate Information	75
Board of Directors	77
Corporate Officers, Advisory Board and Bank Officers	78
Office Locations and Branch Managers	81

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary bank, ESB Bank.

ESB Bank, is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2006, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

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

Consolidated Financial Highlights

	As of or for the year ended December 31,
	2006	2005	Change
Total assets	$1,922,722	$1,852,779	4%
Securities available for sale	1,143,924	1,117,063	2%
Loans receivable, net	589,642	540,277	9%
Total deposits	823,644	834,530	(1)%
Borrowed funds, including junior subordinated notes	951,153	869,242	9%
Stockholders’ equity	128,535	126,877	1%
Net interest income	28,667	30,530	(6)%
Net income	10,616	9,179	16%
Net income per share (diluted)	$0.83	$0.71	17%
Cash dividends declared per share	$0.40	$0.40	—
Return on average assets	0.56%	0.52%	8%
Return on average stockholders’ equity	8.55%	7.16%	19%

ESB Financial Corporation	1	2006 Annual Report

Consolidated Financial Highlights (continued)

Earnings Per Share (diluted)	Cash Dividends Declared Per Share

Non-performing loans to total loans	Total Assets

ESB Financial Corporation	2	2006 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to present the Company’s Annual Report for the year 2006 and to report that ESB Financial Corporation achieved solid financial results in what was clearly a demanding year for the banking industry. Our performance in this difficult and uncertain operating environment reflects the quality of our organization, the dedication of our employees, the guidance by our Board of Directors, and the focused commitment to our fundamental strategies that have delivered consistent results to our shareholders since 1990. Including the reinvestment of dividends, our common stock has returned a compounded rate of return of 15.4% over this period.

The most significant challenge in 2006 was the uncertain interest rate environment and inversion of the yield curve which placed significant pressure on the Company’s net interest margin and, consequently, on net income. Also, the Company confronted an increasingly competitive environment fueled by consumers searching for competitive rates, fees and innovative financial products and services. In addition, the residual effects from the failure of many high profile companies due to accounting scandals and executive corruption continue to impact the industry with extensive regulatory requirements. While appropriate, these regulatory requirements come with considerable time and financial cost to the organization.

Under these difficult circumstances, the Company posted earnings per diluted share of $0.83 on net income of $10.6 million for the year ended December 31, 2006, compared to earnings of $0.71 per diluted share on net income of $9.2 million for the year ended December 31, 2005. While the restructuring of a portion of its securities portfolio impacted 2005 results by approximately $2.0 million, or $0.15 per diluted share, and reflects 2005 performance as marginally better than 2006 results, your Company continues to: generate a stable and reliable earnings stream; extend our record of paying cash dividends to our shareholders to 66 consecutive quarters; introduce innovative products and services to our customers; serve our community with a sense of commitment; and remain focused on our primary objective to create long-term, sustainable shareholder value.

Furthermore, we recognize that conscientious corporate governance is vital to the continued success of the Company and to the entire financial services industry. In this regard, management remains committed to operate with uncompromising honesty and integrity and ensures that compliance with all legal and regulatory requirements is fully integrated throughout the Company and its activities. Our website (www.esbbank.com) provides ready access to our Values We Share statement and Code of Ethics policy, both of which convey the Company’s commitment to shareholders, customers, employees, and the communities which we serve.

INITIATIVES AND ACCOMPLISHMENTS

During 2006, we were able to complete a number of operating and strategic initiatives to more effectively meet the changing needs and expectations of our customers which include:

New Products.

Our loan products are designed to fit the specific needs of each customer. Some of the initiatives in this area include a commercial line of credit for professional, second lien and limited period interest only mortgages on investment properties and extended term and interest only home equity loans.

We have also initiated a number of new commercial checking accounts designed to address the demand deposit needs of any type of business, community organizations and non-profit organizations.

A cash management tool, the Financial Freedom Account, is scheduled for release in the spring of 2007. This is a mortgage with all the characteristics of a line of credit. It is a linked account that gives the borrower all of the features associated with a checking account, a savings account and a home equity line of credit, all tied to one transactional account.

ESB Financial Corporation	3	2006 Annual Report

Letter to Shareholders (continued)

An ESB Bank guaranteed deposit feature provides our Social Security direct deposit customers with “peace of mind” that their Social Security or SSI deposit will always be immediately available.

ESB Bank Rewards

We are excited and you should be too! We appreciate your business and want to reward you for it. That’s why in November we introduced ESB Bank Rewards. It is our way of saying “Thank You” for banking with us. With ESB Bank Rewards you earn points by opening a checking account, using your ESB Bank VISA Check Card for your everyday purchases, or by referring friends and family members to ESB. ESB Bank Rewards points can be redeemed through www.esbbankrewards.com for a variety of great gifts. Welcome to ESB Bank Rewards and look for more ways to earn points in 2007!

Business Affiliations

In July, the Bank entered into partnerships with Nationwide Insurance and with the Raisley Insurance Agency for the purpose of making a wide range of insurance products and services available to our customers. This partnership (in addition to the current affiliation with Raymond James Financial Services, Inc. which provides brokerage and wealth management services) is another step in the Bank’s long-term strategy to provide an expanded platform of products and services to meet the comprehensive financial needs of our customers and to provide a more diversified earnings stream for the Company.

Branch Office Expansion

In April, the Company acquired land in Shenango Township, Lawrence County for the purpose of constructing a full service branch office to replace our leased space in the Lawrence Village Shopping Plaza. Located within close proximity of our current office, this office is anticipated to open in the spring of 2007. Management will continue its efforts to identify strong market areas for future branch locations and opportunities to increase market share.

COMMUNITY INVOLVEMENT

Our business strategy incorporates our responsibility for corporate citizenship and we are proud of our continued support of non-profit organizations, civic groups and activities in our communities. Whether it’s donating time, fund raising, or just being there, it is a great way for us to give back to our communities.

Some of the more noteworthy accomplishments for the year include:

The Pennsylvania Association of Community Bankers Service Award

In August 2006, the Pennsylvania Association of Community Bankers (PACB) announced that the Bank was awarded a 2006 Community Service Award to formally recognize outstanding civic leadership and service among Pennsylvania’s community banks. According to the PACB, the award “speaks volumes about the true nature of community banking” and recognize the numerous community service programs and fund-raising activities our employees participated in during the year.

Community Service Program

ESB Bank supports and encourages its employees to actively participate in community programs and activities and annually recognizes these “shining star” employees during a Community Service Recognition Program.

ESB Financial Corporation	4	2006 Annual Report

Letter to Shareholders (continued)

During 2006, our employees reported a total 4,062 community service hours to organizations ranging from schools, churches and volunteer fire departments to youth organizations and participation in charitable fundraisers.

Casual for Charity

Throughout our “Casual for Charity Day” program, ESB Bank employees have the ability to dress “business casual” on Fridays and Saturdays in exchange for a small donation which is then matched by the Bank. These funds are distributed to area charities working to improve our communities. In 2006, over $25,000 was donated to organizations including Project Bundle-Up, Relay for Life, Merrick Art Galleries Capital Campaign, Girls Hope and the Portersville Food Bank.

BEST PLACES TO WORK IN WESTERN PENNSYLVANIA

For the third consecutive year, ESB Bank was named as one of the “50 Best Places to Work in Western Pennsylvania” in a competition sponsored by the Pittsburgh Business Times. Based solely on employee survey results, ESB Bank was one of only three organizations to be recognized for three consecutive years and the only bank that received this honor.

IN APPRECIATION

We offer our sincere thanks to Directors Edward W. Preskar and Guy Dille, who completed their term of service to the Bank during 2006. Each was a valuable contributor to our Board and demonstrated exemplary service to our Bank and to our communities. The Board of Directors, in appreciation for their dedicated service and many contributions to ESB Bank, recognized Messrs. Preskar and Dille with the title of Director Emeritus.

As we enter our 92nd year, we want to thank our valued customers and shareholders for your unwavering support. Your support is an endorsement of our past success and encouragement to continue on the path of well-managed growth and sound practices. I invite you to consider ESB Bank for all of your financial service needs – banking, investment and insurance. Please visit a branch office and talk to one of our Financial Services Managers about the many services ESB Bank can provide specifically for you.

I also offer my sincere appreciation to our Directors for their prudent leadership and strategic vision and to our employees for their dedication and enthusiasm.

We look forward to 2007 as we continue to find new opportunities to provide quality service to our customers, increase shareholder values and to maintain our commitment to provide a great work environment.

We invite you to join us at our annual shareholder’s meeting to be held on Wednesday, April 18, 2007 at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA

Sincerely,

/s/ Charlotte A. Zuschlag
President and Chief Executive Officer

ESB Financial Corporation	5	2006 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
	2006	2005 (1)	2004	2003	2002
Financial Condition Data
Total assets	$1,922,722	$1,852,779	$1,394,515	$1,365,780	$1,319,695
Securities	1,143,924	1,117,063	929,794	928,936	865,135
Loans receivable, net	589,642	540,277	343,524	322,454	340,892
Deposits	823,644	834,530	580,346	603,046	589,826
Borrowed funds, including subordinated debt	951,153	869,242	702,773	652,489	621,526
Stockholders’ equity	128,535	126,877	97,801	96,871	96,371
Stockholders’ equity per common share (2)	$10.00	$9.58	$9.16	$8.98	$9.17

	For the year ended December 31,
	2006	2005 (1)	2004	2003	2002
Operations Data
Net interest income	$28,667	$30,530	$25,229	$21,615	$21,659
Provision for (recovery of) loan losses	1,113	568	206	(106)	(410)

Net interest income after provision for (recovery of) loan losses	27,554	29,962	25,023	21,721	22,069
Noninterest income	7,786	3,142	6,960	7,791	6,417
Noninterest expense	23,407	23,115	20,157	19,177	17,709

Income before income taxes	11,933	9,989	11,826	10,335	10,777
Provision for income taxes	1,317	810	1,836	1,811	1,817

Net income	$10,616	$9,179	$9,990	$8,524	$8,960

Net income per common share: (2)
Basic	$0.84	$0.73	$0.98	$0.84	$0.88
Diluted	$0.83	$0.71	$0.94	$0.80	$0.86

	As of or for the year ended December 31,
	2006	2005 (1)	2004	2003	2002
Other Data
Performance Ratios (for the year ended)
Return on average assets	0.56%	0.52%	0.73%	0.63%	0.69%
Return on average equity	8.55%	7.16%	10.38%	8.75%	10.10%
Average equity to average assets	6.57%	7.28%	6.99%	7.22%	6.85%
Interest rate spread (3)	1.63%	1.93%	2.04%	1.77%	1.81%
Net interest margin (3)	1.79%	2.06%	2.15%	1.89%	1.98%
Efficiency ratio	57.27%	55.84%	56.71%	59.94%	55.73%
Noninterest expense to average assets	1.24%	1.31%	1.47%	1.42%	1.37%
Dividend payout ratio (4)	48.19%	56.34%	42.55%	45.83%	34.01%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.49%	0.67%	0.64%	0.51%	0.71%
Non-performing assets to total assets	0.22%	0.27%	0.26%	0.22%	0.28%
Allowance for loan losses to total loans	0.84%	0.86%	1.06%	1.17%	1.19%
Allowance for loan losses to non-performing loans	171.75%	127.26%	165.20%	228.20%	166.68%
Capital Ratios (as of year end)
Stockholders’ equity to assets	6.69%	6.85%	7.01%	7.09%	7.30%
Tangible stockholders’ equity to tangible assets	4.71%	4.72%	6.13%	5.96%	5.87%

(1)	Selected consolidated financial data for 2005 reflects increases due to the acquisition of PHSB Financial Corporation.
(2)	Stockholders’ equity, basic net income and diluted net income per common share for the year ended December 31, 2002 has been adjusted to reflect the six-for-five stock split declared and paid in 2003.
(3)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(4)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	6	2006 Annual Report

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

ESB is a Pennsylvania chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which, at December 31, 2006, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

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

During 2006, the Company experienced an increase to overall earnings of $1.4 million, or 15.7%, however continued to incur pressure to its net interest margin as the yield curve inverted in the second quarter and remained inverted throughout the year. The Federal Reserve raised its fed funds rate an additional 100 basis points to 5.25% in 2006 for a total increase of 425 basis points since June 2004. Traditionally as short term interest rates rise, the Company’s cost of funds rises accordingly and subsequently causes compression to the Company’s net interest margin. This is reflected in the Company’s income for 2006 which shows an increase to the interest expense of $16.0 million, or 32.1% over the same period last year. This increase was only partially offset by an increase to interest income of $14.1 million, or 17.6%, over the same period last year. The result was a decrease of 27 basis points to the Company’s net interest margin. The Company’s cost of funds primarily consists of the interest bearing demand and time deposits which incurred an increase of 75 basis points to a cost of 3.06% for 2006 as compared to 2.31% for 2005 and wholesale borrowings which increased 62 basis points to 4.45% for 2006 as compared to 3.83% for 2005.

The Company is continuing efforts to stabilize the net interest margin by employing strategies to minimize the impact on the cost of funds, while attempting to increase the yield from the investment portfolio. The Company employs a strategy of purchasing cash-flowing fixed and variable rate mortgage-backed securities funded by the wholesale borrowings, which are comprised of FHLB advances and repurchase agreements. During 2006 the Company restructured approximately $73.8 million of its investment portfolio consisting of both fixed and adjustable rate mortgage-backed securities as well as municipal bonds. The proceeds were reinvested primarily into twenty and thirty year fixed rate mortgage-backed securities and, to a lesser extent, adjustable rate mortgage-backed securities.

ESB Financial Corporation	7	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company has utilized a wholesale strategy since its initial public offering in 1990. The Company manages this strategy through its interest rate risk management on a macro level. The wholesale strategy operates with a lower cost of operations, although with lower interest rate spreads and, therefore, at a lower margin than the retail operations of the Company. This strategy historically produces wider margins during periods of lower short-term interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in both rapidly rising rates and rapidly declining rates as well as a sustained inverted yield curve.

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to three years on the wholesale borrowings; (2) purchasing interest rate caps hedged against short term borrowings; (3) providing structure in the investment portfolio in the form of corporate bonds and municipals securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

In addition to managing the net interest margin in the current rate environment, management was diligent in controlling operating expenses in 2006, which were relatively flat compared to 2005 after considering that the year ended December 2006 included the expenses of Peoples Home Savings Bank for the entire period as opposed to a partial period in 2005. The Company’s performance during 2006 is consistent with management’s expectations of operating within the current interest rate environment.

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

•	changes in the interest rate environment could reduce net interest income and could increase credit losses;

ESB Financial Corporation	8	2006 Annual Report

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

Significant Financial Events in 2006

Sale of VISA Credit Card Portfolio

During 2006 the Company sold its credit card portfolio. The portfolio had a balance of approximately $2.0 million and was sold at a 10% premium, with the exception of the Company’s business accounts, delinquent accounts and a recourse reserve. In connection with the sale, the Company reported a gain of approximately $177,000.

Restructuring of Investment Portfolio

During 2006, the Company restructured approximately $73.8 million of fixed and adjustable rate mortgage-backed securities as well as municipal bonds in an attempt to improve the net interest margin and reduce interest rate sensitivity. The proceeds were reinvested primarily into twenty and thirty year fixed rate mortgage-backed securities. The Company continued to purchase a limited amount of municipal bonds which add structure to the portfolio in the event that rates decline. In connection with the restructuring, the Company incurred a net pre-tax gain of approximately $480,000.

ESB Financial Corporation	9	2006 Annual Report

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

Restructuring of Investment Portfolio

In December 2005, the Company restructured a portion of its securities portfolio by selling approximately $78.7 million of adjustable rate mortgage-backed securities (MBS), with a weighted average interest rate of 4.20%, that were originally purchased at a premium, and approximately $10.1 million of fixed rate MBS, with a weighted average interest rate of 4.39%, also purchased at a premium. As a result of rising interest rates, these investments were prepaying at an increased rate due to borrowers refinancing the underlying collateral causing the Company to experience lower yields as a result of amortization of the premium related to these investments. The Company also sold approximately $7.3 million of municipal bonds. The Company incurred a net pre-tax loss of approximately $3.0 million, or an after-tax net loss of approximately $2.0 million, or $0.15 per diluted share, in the fourth quarter of 2005 in connection with the restructuring.

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

ESB Financial Corporation	10	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company did not recognize any other than temporary impairment losses on securities in 2006. The Company recognized other than temporary impairment losses on securities available for sale of $44,000 in 2005.

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

The allowance for loan losses at December 31, 2006 was $5.1 million, compared to $4.9 million at December 31, 2005, allocated as follows: $1.6 million, or 31.5%, for residential loans, $1.7 million, or 33.7%, for commercial real estate, $211,000, or 4.1%, for commercial business loans, and $1.6 million, or 30.7%, for consumer loans. The variance in the allowance from 2006 to 2005 is primarily the result of an increase in the allowance related to real estate loans, partially offset by a decrease in the allowance for consumer loans. The primary reason for this increase was growth in the residential loan portfolio.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 142 (FAS No. 142) “Goodwill and Other Intangible Assets”, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2006, the Company had $3.1 million of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

FAS No. 142 requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. At December 31, 2006, the Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

ESB Financial Corporation	11	2006 Annual Report

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

Changes in Financial Condition

General. The Company’s total assets increased $69.9 million, or 3.8%, to $1.9 billion at December 31, 2006. This increase was primarily composed of net increases in securities available for sale, loans receivable, Federal Home Loan Bank (FHLB) stock and bank owned life insurance (BOLI) of $26.9 million, $49.4 million, $1.4 million and $1.0 million, respectively. Partially offset by net decreases to cash and cash equivalents, real estate held for investment and intangible assets of $5.5 million, $3.1 million and $869,000, respectively.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $68.3 million, or 4.0%, to $1.8 billion at December 31, 2006 compared to $1.7 million at December 31, 2005 and an increase in total stockholders’ equity of $1.7 million, or 1.3%, to $128.5 million at December 31, 2006 from $126.9 million at December 31, 2005. The increase in total liabilities was primarily due to increases in FHLB advances, repurchase agreements, junior subordinated notes and advance payments by borrowers for taxes and insurance of $4.3 million, $80.0 million, $75,000, and $185,000, respectively. Partially offset by decreases to deposits, other borrowings and accrued expenses and other liabilities of $10.9 million, $2.5 million and $2.9 million, respectively. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $157,000 and $5.1 million, respectively, as well as decreases in unearned employee stock ownership plan (ESOP) of $982,000 and unvested shares held by management recognition plan (MRP) of $51,000. These items were partially offset by an increase in treasury stock of $4.7 million.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $5.5 million, or 19.5%, to $22.7 million at December 31, 2006 from $28.2 million at December 31, 2005. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net decrease in 2006 can be attributed principally to decreases of approximately $2.5 million resulting from the Company instituting procedures to decrease its reserve requirements at the Federal Reserve and $1.3 million resulting from the Company’s efforts to decrease its vault cash.

Securities. The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications. The Company’s net securities portfolio increased $26.9 million, or 2.4%, to $1.1 billion at December 31, 2006. During 2006, the Company recorded purchases of available for sale securities of $285.8 million, consisting primarily of $262.7 million of mortgage-backed securities, $23.0 million of municipal bonds and $147,000 of equity securities. Partially offsetting the purchases were $184.7 million of maturities and repayments of principal and $73.9 million of securities sold consisting primarily of $65.7 million of mortgage-backed securities, $193,000 of equity securities and $8.0 million of municipal bonds and an increase in the market value on securities available for sale of $403,000 (before taxes) during the year and $1.3 million due to the amortization of premiums and a gain on sale of securities of $480,000. Unrealized pre-tax gains/losses (fair value adjustments) on available for sale securities was a $6.6 million loss as of December 31, 2006 compared to a $7.0 million loss as of December 31, 2005. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized.

ESB Financial Corporation	12	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

During 2006, as short and mid-term interest rates increased, the Company primarily purchased fixed rate mortgage backed securities with a blend of terms from 15 to 30 years. As part of the previously discussed restructuring, the Company also purchased some higher yielding adjustable rate bonds at either a slight premium or a discount. Throughout all of the rate cycles, the Company continued to purchase municipal bonds which add some structure to the portfolio in the event that rates decline to previous low levels. This strategy should improve the Company’s net interest margin and net interest income in future periods.

The securities portfolio is primarily funded by the Company’s borrowings. During 2006, this wholesale leverage strategy accounted for $6.7 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $31.7 million.

Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $49.4 million, or 9.1%, to $589.6 million at December 31, 2006 from $540.3 million at December 31, 2005. Included in this increase were increases in mortgage loans of $47.4 million, or 11.6%, and a decrease in loans in process of $9.0 million, or 34.7%, partially offset by a decrease in other loans of $6.8 million, or 4.2%, and increases in the allowance for loan losses of approximately $249,000, or 5.1%. Additionally, the increase in net loans receivable is reflected in originations of $184.2 million, partially offset by repayments of $129.3 million that occurred on both fixed and adjustable rate loans. The yield on the loan portfolio increased between the years to 6.20% at December 31, 2006 from 6.02% at December 31, 2005.

Non-performing assets. Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and troubled debt restructuring (TDR). Non-performing assets decreased $929,000 to $4.2 million, or 0.22%, of total assets at December 31, 2006 from $5.2 million, or 0.28%, of total assets at December 31, 2005. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDR of $2.7 million, $1.1 million, $189,000 and $268,000, respectively, at December 31, 2006 and $3.6 million, $1.2 million, $111,000 and $175,000, respectively, at December 31, 2005. The decrease in non-performing assets resulted primarily from decreases in non-performing loans and REO properties.

Accrued interest receivable. Accrued interest receivable increased by $181,000, or 1.9%, to $9.9 million at December 31, 2006 as compared to $9.7 million at December 31, 2005. This increase was a result of the increase in the balance and yields on the securities available for sale and loans receivable portfolios.

FHLB stock. FHLB stock increased $1.4 million, or 4.4%, to $34.3 million at December 31, 2006 from $32.9 million at December 31, 2005. The increase is the result of an increase in the outstanding balance of the FHLB advances to $698.2 million at December 31, 2006 from $693.9 million at December 31, 2005. The Bank is required to maintain an investment in capital stock of the FHLB of approximately 5.0% of its outstanding notes payable to the FHLB of Pittsburgh.

Premises and equipment. Premises and equipment increased $130,000, or 1.2%, to $11.2 million at December 31, 2006 from $11.1 million at December 31, 2005. The Company is currently constructing a branch office in Shenango Township to replace the existing location in a local strip mall. The Company has engaged a local contractor to build the office for approximately $877,000, of which $308,000 was incurred in 2006. Construction is expected to be completed in the spring of 2007. These increases were partially offset by increases to depreciation and the disposition of properties in 2006, that were held for sale at December 31, 2005.These properties had a carrying value of approximately $131,000.

ESB Financial Corporation	13	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Real estate held for investment. The Company’s real estate held for investment decreased $3.1 million, or 13.6%, to $19.9 million at December 31, 2006 from $23.0 million at December 31, 2005 as a result of sales activity in the joint ventures in which the Company has a 51% ownership. There were no new joint ventures added in 2006. For a complete description of the existing projects see “Item 1. Business –Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Intangible assets. Intangible assets decreased $869,000, or 21.2%, to $3.2 million at December 31, 2006 from $4.1 million at December 31, 2005. The decrease primarily resulted from amortization of the core deposit intangible created through acquisitions of approximately $832,000. Additionally, the mortgage servicing asset, resulting from the loan sale and securitization in 2002 experienced amortization of approximately $37,000 in 2006.

Prepaid expenses and other assets. Prepaid expenses and other assets increased $459,000, or 2.7%, to $17.5 million at December 31, 2006 from $17.0 million at December 31, 2005. The increase resulted primarily from increases to deferred tax asset and advanced costs for joint ventures of $787,000 and $517,000, respectively, partially offset by decreases to accrued federal income taxes of $114,000 and the elimination of the intangible assets for the SERP and directors retirement plan as a result of the adoption of FAS No. 158 of $452,000 and $265,000, respectively.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of Workingmens Savings Bank’s BOLI of $1.3 million and an addition to the original policy of $3.5 million. The cash surrender value of the BOLI as of December 31, 2006 was $27.5 million.

Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $823.6 million, or 46.4%, of the Company’s total funding sources at December 31, 2006. Total deposits decreased $10.9 million, or 1.3%, to $823.6 million at December 31, 2006 from $834.5 million at December 31, 2005. For the year, the Company’s interest-bearing demand and savings deposits decreased $31.6 million, or 12.5%, time deposits increased $18.5 million, or 3.5%, and noninterest-bearing deposits increased $2.2 million, or 4.1%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance increased $185,000, or 8.3%, to $2.4 million at December 31, 2006 from $2.2 million at December 31, 2005 due to the increase in the net loans receivable as well as changes in assessed values of the properties held as collateral.

Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $81.9 million, or 9.4%, to $951.2 million at December 31, 2006 from $869.2 million at December 31, 2005. FHLB advances increased $4.3 million, or 0.6%, repurchase agreements increased $80.0 million, or 74.8% and other borrowings decreased $2.5 million, or 14.6%, while junior subordinated notes increased $75,000, or 0.2%.

Accrued expenses and other liabilities. Accrued expenses and other liabilities decreased $2.9 million, or 14.7%, to $17.0 million at December 31, 2006 from $19.9 million at December 31, 2005. These decreases are primarily due to decreases in payables related to the joint ventures and accrued interest on deposits of approximately $4.1 million and $563,000, respectively, partially offset by an increase in accrued interest on borrowings of $1.3 million.

ESB Financial Corporation	14	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Stockholders’ equity. Stockholders’ equity increased by $1.7 million, or 1.3%, to $128.5 million at December 31, 2006 from $126.9 million at December 31, 2005. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $157,000 and $5.1 million, respectively, as well as decreases in unearned employee stock ownership plan (ESOP) of $982,000 and unvested shares held by management recognition plan (MRP) of $51,000. These items were partially offset by an increase in treasury stock of $4.7 million. During 2006, the Company purchased 441,395 shares into the Treasury at an average cost of $12.03 per share.

Results of Operations

General. The Company reported net income of $10.6 million, $9.2 million and $10.0 million in 2006, 2005, and 2004, respectively.

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

ESB Financial Corporation	15	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

	Year ended December 31,
	2006			2005			2004
(Dollar amounts in thousands)	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$982,294	$48,790	4.97%	$923,901	$42,031	4.55%	$761,096	$33,623	4.42%
Taxable adjustable corporate bonds AFS	51,270	3,062	5.97%	51,255	2,133	4.16%	51,240	1,175	2.29%
Tax-exempt securities available for sale	112,506	5,328	7.18%	114,677	5,605	7.41%	100,163	4,984	7.54%

	1,146,070	57,180	5.23%	1,089,833	49,769	4.83%	912,499	39,782	4.64%

Mortgage loans	412,968	25,166	6.09%	344,217	20,556	5.97%	268,044	16,271	6.07%
Other loans	147,463	9,468	6.42%	136,896	8,270	6.04%	71,166	4,142	5.82%
Tax-exempt loans	12,796	595	7.05%	13,089	614	7.11%	—	—	—

	573,227	35,229	6.20%	494,202	29,440	6.02%	339,210	20,413	6.02%

Cash equivalents	14,093	348	2.47%	17,541	230	1.31%	10,722	83	0.77%
FHLB stock	34,709	1,714	4.94%	34,403	914	2.66%	31,732	520	1.64%

	48,802	2,062	4.23%	51,944	1,144	2.20%	42,454	603	1.42%

Total interest-earning assets	1,768,099	94,471	5.52%	1,635,979	80,353	5.11%	1,294,163	60,798	4.90%
Other noninterest-earning assets	123,171	—	—	126,263	—	—	81,687	—	—

Total assets	$1,891,270	$94,471	5.16%	$1,762,242	$80,353	4.74%	$1,375,850	$60,798	4.61%

Interest-bearing liabilities:
Interest-bearing demand deposits	$235,197	$1,470	0.63%	$261,233	$1,433	0.55%	$215,979	$1,006	0.47%
Time deposits	528,435	21,882	4.14%	484,828	15,813	3.26%	345,042	9,829	2.85%

	763,632	23,352	3.06%	746,061	17,246	2.31%	561,021	10,835	1.93%

FHLB advances	709,690	30,854	4.35%	675,819	25,771	3.81%	604,607	22,010	3.64%
Repurchase agreements	148,292	7,114	4.80%	77,833	2,812	3.61%	48,583	1,024	2.11%
Other borrowings	18,297	1,058	5.78%	18,895	1,042	5.51%	14,655	845	5.77%

	876,279	39,026	4.45%	772,547	29,625	3.83%	667,845	23,879	3.58%

Preferred securities- fixed	36,083	2,118	5.87%	31,573	1,940	6.14%	835	69	8.26%
Preferred securities- adjustable	15,324	1,308	8.54%	15,249	1,012	6.64%	15,174	786	5.18%

	51,407	3,426	6.66%	46,822	2,952	6.30%	16,009	855	5.34%

Total interest-bearing liabilities	1,691,318	65,804	3.89%	1,565,430	49,823	3.18%	1,244,875	35,569	2.86%
Noninterest-bearing demand deposits	55,857	—	—	49,587	—	—	23,798	—	—
Other noninterest-bearing liabilities	19,909	—	—	19,010	—	—	10,966	—	—

Total liabilities	1,767,084	65,804	3.72%	1,634,027	49,823	3.05%	1,279,639	35,569	2.77%
Stockholders’ equity	124,186	—	—	128,215	—	—	96,211	—	—

Total liabilities and equity	$1,891,270	$65,804	3.48%	$1,762,242	$49,823	2.83%	$1,375,850	$35,569	2.58%

Net interest income		$28,667			$30,530			$25,229

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			1.63%			1.93%			2.04%

Net interest margin (net interest income as a percentage of average interest-earning assets)			1.79%			2.06%			2.15%

ESB Financial Corporation	16	2006 Annual Report

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

	2006 vs. 2005 Increase (decrease) due to			2005 vs. 2004 Increase (decrease) due to
(Dollar amounts in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$2,653	$4,758	$7,411	$8,026	$1,961	$9,987
Loans	4,832	957	5,789	9,235	(208)	9,027
Cash equivalents	(52)	170	118	70	77	147
FHLB stock	8	792	800	47	347	394

Total interest-earning assets	7,441	6,677	14,118	17,378	2,177	19,555

Interest expense:
Deposits	415	5,691	6,106	4,014	2,397	6,411
FHLB advances	1,339	3,744	5,083	2,680	1,081	3,761
Repurchase agreements	3,158	1,144	4,302	818	970	1,788
Other borrowings	(34)	50	16	235	(38)	197
Subordinated debt	300	174	474	1,917	180	2,097

Total interest-bearing liabilities	5,178	10,803	15,981	9,664	4,590	14,254

Net interest income	$2,263	$(4,126)	$(1,863)	$7,714	$(2,413)	$5,301

2006 Results Compared to 2005 Results

General. The Company reported net income of $10.6 million and $9.2 million for 2006 and 2005, respectively. The $1.4 million, or 15.7%, increase in net income between 2006 and 2005 can primarily be attributed to an increase in noninterest income of $4.6 million, partially offset by a decrease of $1.9 million in net interest income and increases to provision for loan losses, noninterest expense and provision for income taxes of $545,000, $292,000 and $507,000, respectively.

Net interest income. Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. As a result of the inverted yield curve net interest income decreased by $1.9 million, or 6.1%, to $28.7 million for 2006, compared to $30.5 million for 2005. This decrease in net interest income can be attributed to an increase in interest expense of $16.0 million, or 32.1%, which was only partially offset by an increase in interest income of $14.1 million, or 17.6%. The increase to interest expense reflects a steadily rising cost of funds as the Company continues to operate in an increasingly competitive rate environment.

ESB Financial Corporation	17	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income. Interest income increased $14.1 million, or 17.6%, to $94.5 million for 2006, compared to $80.4 million for 2005. This increase in interest income can be attributed to an increase in interest earned on loans receivable, securities available for sale, FHLB stock and cash equivalents of $5.8 million, $7.4 million, $800,000 and $118,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold.

Interest earned on loans receivable increased $5.8 million, or 19.7%, to $35.2 million for 2006, compared to $29.4 million for 2005. This increase was attributable to an increase in the average balance of loans outstanding of $79.0 million, or 16.0%, to $573.2 million for the year ended December 31, 2006, as compared to $494.2 million for the year ended December 31, 2005. Additionally, the yield on the portfolio increased to 6.20% at December 31, 2006 as compared to 6.02% at December 31, 2005. The increase in loans is primarily attributed to growth in the residential mortgage loan portfolio.

Interest earned on securities increased $7.4 million, or 14.9%, to $57.2 million for 2006 compared to $49.8 million for 2005. This increase was primarily attributable to an increase in the tax equivalent yield on the portfolio of 40 basis points to 5.23% for 2006, compared to 4.83% for 2005, as well as an increase in the average balance of securities of $56.2 million, or 5.2%, to $1.1 billion for the year ended December 31, 2006.

Income from FHLB stock increased $800,000, or 87.5%, to $1.7 million for 2006, compared to $914,000 for 2005. This increase can be primarily attributed to an increase in the yield of 228 basis points on FHLB stock to 4.94% for 2006 compared to 2.66% for 2005 and to a nominal increase in the average balance of $306,000 to $34.7 million at December 31, 2006 from $34.4 million at December 31, 2005.

Interest earned on cash equivalents increased $118,000, or 51.3%, to $348,000 for 2006, compared to $230,000 for 2005 as the yield increased to 2.47% for 2006, compared to 1.31% for 2005. Partially offsetting this increase was a decrease in the average balance of $3.4 million to $14.1 million at December 31, 2006 compared to $17.5 million at December 31, 2005.

Interest expense. Interest expense increased $16.0 million, or 32.1%, to $65.8 million for 2006, compared to $49.8 million for 2005. This increase in interest expense can be attributed to increases in interest incurred on deposits, FHLB advances and repurchase agreements and junior subordinated notes of $6.1 million, $9.4 million and $474,000, respectively.

Interest incurred on deposits increased $6.1 million, or 35.4%, to $23.4 million for 2006, compared to $17.2 million for 2005. This increase was primarily attributable to an increase in the cost of deposits to 3.06% in 2006 from 2.31% in 2005, and to a lesser extent an increase of $17.6 million, or 2.4%, in the average balance of interest-bearing deposits to $763.6 million for 2006 as compared to $746.1 million for 2005. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on FHLB advances and repurchase agreements, the largest components of the Company’s interest-bearing liabilities, increased $9.4 million, or 31.7%, to $39.0 million for 2006, compared to $29.6 million for 2005. This increase was primarily attributable to an increase in the cost of these funds to 4.45% for 2006 compared to 3.83% for 2005 and to a lesser extent an increase in the average balance of borrowed funds of $103.7 million, or 13.4%, to $876.3 million for 2006, compared to $772.5 million for 2005. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its long-standing policy of laddering the maturities of borrowings up to a three year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2006, the Bank had maturing long-term borrowings, defined as borrowings with original terms greater than one year, of $203.0 million at an average rate of 3.81% replaced with borrowings of $203.0 million at an average rate of 5.24% which caused an increase in the cost of those borrowings by 143 basis points.

ESB Financial Corporation	18	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest expense on junior subordinated notes increased $474,000, or 16.1%, to $3.4 million at December 31, 2006 from $3.0 million at December 31, 2005. This increase was primarily attributable to an increase in the average balance of the subordinated debt of $4.6 million to $51.4 million at December 31, 2006 from $46.8 million at December 31, 2005 and to a lesser extent to an increase in the cost of these funds to 6.66% for 2006, compared to 6.30% for 2005. These increases were the result of the Company’s issuance of $35.0 million fixed/floating rate preferred securities at a rate of 6.03% in conjunction with the acquisition of PHSB in February 2005, that existed for the entire period in 2006 as opposed to a partial period in 2005.

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses increased $545,000 to $1.1 million for the year ended December 31, 2006 compared to $568,000 for the same period last year. These provisions were part of the normal operations of the Company for 2006. As a result of the provision for loan losses during 2006 and 2005, the Company’s allowance for loan losses amounted to $5.1 million, or 0.84%, of the Company’s total loan portfolio at December 31, 2006, compared to $4.9 million or 0.86% at December 31, 2005. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2006 and December 31, 2005 were 171.75% and 127.26%, respectively.

Noninterest income. Noninterest income increased $4.6 million, or 147.8%, to $7.8 million for 2006, compared to $3.1 million for 2005. This increase can be attributed to increases to fees and service charges, net gain on sale of loans, cash surrender value of bank owned life insurance, net realized gain on sale of securities available for sale and income from real estate joint ventures of $261,000, $167,000, $75,000, $3.4 million and $838,000, respectively, partially offset by a decrease of $86,000 in various other categories.

Fees and service charges increased $261,000, or 7.6%, to $3.7 million for 2006, compared to $3.4 million for 2005. These increases are primarily attributed to increase in fees on our checking and savings products of approximately $313,000, or 48.8%, over last year. This increase is primarily due to increased participation in our platinum overdraft program partially offset by decreases to ATM fees. The platinum overdraft program is a service provided by the Bank which enables customers limited ability to overdraft their checking accounts without the Bank returning the check. Offsetting the increase to fees related to checking and savings were decreases to VISA interchange fees, due to the sale of the portfolio, of approximately $42,000, and an increase to the amortization of the loan servicing rights of approximately $20,000.

Net gain on sale of loans increased $167,000 to $186,000 for 2006, compared to $19,000 for 2005. The increase is primarily related to the sale of the Company’s credit card portfolio which resulted in a gain of approximately $177,000. The portfolio had a balance of approximately $2.0 million and was sold at a 10% premium, with the exception of the Company’s business accounts, delinquent accounts and a recourse reserve.

Net realized gain on sale of investments increased by $3.4 million to reflect a gain of $480,000 for 2006 as compared to a loss of $2.9 million for 2005. During 2006, the Company restructured approximately $73.8 million of its investment portfolio consisting of both fixed and adjustable rate mortgage-backed securities as well as municipal bonds. The proceeds were reinvested primarily into twenty and thirty year fixed rate mortgage-backed securities and, to a lesser extent, adjustable rate mortgage-backed securities. During 2005, the Company restructured a portion of its securities portfolio by selling approximately $78.7 million of adjustable rate mortgage-backed securities (MBS), with a weighted average interest rate of 4.20%, that were originally

ESB Financial Corporation	19	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

purchased at a premium, and approximately $10.1 million of fixed rate MBS, with a weighted average interest rate of 4.39%, also purchased at a premium. The Company also sold approximately $7.3 million of municipal bonds.

Income from real estate joint ventures increased by $838,000, or 78.8%, to $1.9 million for 2006 compared to $1.1 million for 2005. During 2005, some of the Company’s seasoned projects were reaching their final stages therefore resulting in decreased sales. In the latter part of 2005, the Company entered into three new joint ventures which experienced sales activity in 2006 and contributed to the increase in income over the prior year.

Noninterest expense. Noninterest expenses increased $292,000, or 1.3%, to $23.4 million for 2006, compared to $23.1 million for 2005. This increase can be primarily attributed to increases in compensation and employee benefits and minority interest of $522,000 and $334,000, respectively. Partially offsetting these increases were decreases in premises and equipment, data processing, amortization of intangible assets, advertising and other expenses of $121,000, $177,000, $22,000, $18,000 and $222,000, respectively.

Compensation and employee benefits expense increased $522,000, or 4.1%, to $13.2 million for 2006, compared to $12.7 million for 2005. The increases between the periods were primarily related to compensation and related taxes, health benefits, retirement plans and stock options of $380,000, $144,000, $107,000 and $60,000, respectively, partially offset by decreases related to the MRP and ESOP of $30,000 and $156,000, respectively.

Premises and equipment expense decreased $121,000, or 4.7%, to $2.4 million for 2006 as compared to $2.6 million for 2005. This decrease is primarily due to decreases in impairment charges that the Company recognized on its properties held for sale in 2005 that did not exist in 2006. These properties were sold in 2006.

Data processing expense decreased $177,000, or 9.3%, to $1.7 million for 2006, compared to $1.9 million for 2005. This decrease is primarily related to decreases in depreciation of $160,000.

Amortization of intangible assets decreased $22,000, or 2.6%, to $832,000 for 2006, compared to $854,000 for 2005. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $715,000, $601,000, $494,000, $413,000, $332,000 and $515,000 for the years 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

Minority interest increased $334,000, or 110.2%, to $637,000 for 2006, compared to $303,000 for 2005. This increase is directly related to the increase in income from real estate joint ventures and represents the portion of the profits on the consolidated joint ventures earned by the partners.

Miscellaneous other expenses which consist primarily of professional fees, forms and supplies, bank charges, postage, insurance expenses, organizational dues, ATM expenses and net carrying costs associated with real estate owned decreased by $222,000, or 5.3%, to $4.0 million for 2006 as compared to $4.2 million for 2005. The decrease is primarily related to decreases in legal fees, audit and accounting, and VISA expenses. The decrease to VISA expense is a result of the sale of the credit card portfolio in 2006.

Provision for income taxes. The provision for income taxes increased $507,000, or 62.6%, to $1.3 million for 2006 as compared to $810,000 in 2005. The effective tax rate for 2006 was 11.0% compared to 8.1% for 2005. This is primarily due to the $1.9 million, or 19.5%, increase in pre-tax income. The tax rate was further increased by approximately 4.3% as a result of reduced tax-free income in 2006 as compared to 2005. The tax-free income generated by the municipal securities and tax-free loans portfolio decreased by approximately $424,000 in 2006.

ESB Financial Corporation	20	2006 Annual Report

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

Interest income. Interest income increased $19.6 million or 32.2 % to $80.4 million for 2005, compared to $60.8 million for 2004. This increase in interest income can be attributed to an increase in interest earned on loans receivable, securities available for sale, FHLB stock and cash equivalents of $9.0 million, $10.0 million, $394,000 and $147,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold.

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

ESB Financial Corporation	21	2006 Annual Report

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

Interest expense on junior subordinated notes increased $2.1 million to $3.0 million at December 31, 2005 from $855,000 at December 31, 2004. This increase was primarily attributable to an increase in the average balance of the subordinated debt of $30.8 million to $46.8 million at December 31, 2005 from $16.0 million at December 31, 2004 and to a lesser extent to an increase in the cost of these funds to 6.30% for 2005, compared to 5.34% for 2004. These increases were the result of the Company’s issuance of $35.0 million fixed/floating rate preferred securities at a rate of 6.03% in conjunction with the acquisition of PHSB in February 2005.

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

ESB Financial Corporation	22	2006 Annual Report

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

ESB Financial Corporation	23	2006 Annual Report

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

Provision for income taxes. The provision for income taxes decreased $1.0 million, or 55.9%, to $810,000 for 2005 as compared to $1.8 million in 2004. The effective tax rate for 2005 was 8.1% compared to 15.5% for 2004. This is primarily due to the $1.8 million, or 15.5%, decrease to pre-tax income. The tax rate was further reduced by approximately 3.3% as a result of additional tax-free income in 2005 as compared to 2004. The Company acquired approximately $13.1 million of tax-free loans from PHSB. These loans generated approximately $614,000 in additional tax-free income in 2005 as compared to 2004. Additionally the tax-free income generated by the municipal securities portfolio, increased by approximately $546,000 in 2005.

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

ESB Financial Corporation	24	2006 Annual Report

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

As of December 31, 2006, the implementation of these asset and liability initiatives resulted in the following: (i) $200.8 million or 33.0% of the Company's total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $99.5 million or 31.6% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs; (iii) $329.9 million or 34.2% of the Company's portfolio of mortgage-backed securities were secured by ARMs and (iv) the Company had $50.0 million in notional amount of interest rate caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2006, the Company's interest-earning assets maturing or repricing within one year totaled $490.0 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $915.6 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $425.6 million or a negative 22.1% of total assets. At December 31, 2006, the percentage of the Company's assets to liabilities maturing or repricing within one year was 53.5%. The Company strives to maintain its one-year interest rate sensitivity gap between a range of 0% and a negative 20% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2006 which are expected to mature, prepay or reprice in each of the future time periods presented:

ESB Financial Corporation	25	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$339,293	$150,674	$495,479	$315,451	$488,418	$1,789,315
Total interest-bearing liabilities	650,580	264,970	647,217	76,538	135,629	1,774,934

Maturity or repricing gap during the period	$(311,287)	$(114,296)	$(151,738)	$238,913	$352,789	$14,381

Cumulative gap	$(311,287)	$(425,583)	$(577,321)	$(338,408)	$14,381

Ratio of gap during the period to total assets	(16.19)%	(5.94)%	(7.89)%	12.43%	18.35%

Ratio of cumulative gap to total assets	(16.19)%	(22.13)%	(30.03)%	(17.60)%	0.75%

Total assets						$1,922,722

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

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, the Company strives to maintain the change in net interest income to no more than approximately 10% for a one-year period.

Economic Value of Equity (EVE). EVE is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, the Company strives to maintain the EVE increase or decrease to no more than approximately 50% of stockholders’ equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2006 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2006 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate

ESB Financial Corporation	26	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2006 for the change in EVE:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	0.17%	(0.08)%	(1.81)%	(3.98)%
Return on average equity - increase (decrease)	(0.03)%	(0.62)%	(4.24)%	(9.16)%
Diluted earnings per share - increase (decrease)	0.00%	(0.55)%	(4.40)%	(9.37)%
EVE - increase (decrease)	(27.69)%	(59.06)%	9.57%	(3.09)%

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

ESB Financial Corporation	27	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Net cash provided by operating activities totaled $12.1 million for the year ended December 31, 2006. Net cash provided by operating activities was primarily comprised of net income of $10.6 million and increases in depreciation for premises and equipment, provision for loan losses, amortization of premiums and compensation expense on ESOP and MRP of $1.0 million, $1.1 million, $2.2 million and $1.1 million, respectively, partially offset by a decrease in accrued expenses and other liabilities of $2.9 million.

Funds used in investing activities totaled $78.2 million during the year ended December 31, 2006. Primary uses of funds during the period included $285.8 million for purchases of securities available for sale and $184.2 million for loan originations. These uses were partially offset by proceeds from repayments of loans and securities of $129.3 million and $184.7 million, respectively, proceeds from the sale of securities of $73.9 million and proceeds from loans available for sale of $2.2 million generated by the sale of the VISA portfolio.

Funds provided by financing activities totaled $60.6 million for the year ended December 31, 2006. The primary sources of funds included proceeds from long-term borrowings of $301.6 million partially offset by a decrease in deposits of $10.9 million and uses of $209.8 million, $9.9 million, $5.2 million and $5.3 million to repay long-term borrowings, short-term borrowings, fund dividends paid and purchase treasury stock, respectively. Included in the repayment of long-tem debt is approximately $945,000 of principal payments on the loan for the Company’s leveraged ESOP.

At December 31, 2006, the total approved loan commitments outstanding amounted to $47.0 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $66.0 million and the unadvanced portion of construction loans approximated $16.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2006 totaled $430.4 million.

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

The Company’s contractual obligations at December 31, 2006 are as follows:

(Dollar amounts in thousands) Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations (1)	$807,005	$246,299	$539,710	$20,945	$51
Time deposits	548,518	430,405	106,768	9,859	1,486
Operating lease obligations	415	165	213	37	—
Capital expenditures	569	569	—	—	—
Supplemental executive retirement plan	2,046	—	86	86	1,874
Directors’ retirement plan	587	68	201	180	138

Total Contractual Obligations	$1,359,140	$677,506	$646,978	$31,107	$3,549

(1)	Excludes Interest

ESB Financial Corporation	28	2006 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis point cushion above this minimum. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2006, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and risk-based capital ratios of 7.2% and 15.1%, respectively.

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	29	2006 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2006	2005
Assets
Cash on hand and in banks	$4,777	$9,520
Interest-earning deposits	17,811	14,619
Federal funds sold	113	4,076

Cash and cash equivalents	22,701	28,215
Securities available for sale; cost of $1,150,555 and $1,124,097	1,143,924	1,117,063
Loans receivable, net of allowance for loan losses of $5,113 and $4,864	589,642	540,277
Loans held for sale	190	—
Accrued interest receivable	9,871	9,690
Federal Home Loan Bank (FHLB) stock	34,343	32,909
Premises and equipment, net	11,229	11,099
Real estate acquired through foreclosure, net	1,083	1,245
Real estate held for investment	19,902	23,041
Goodwill	41,599	41,599
Intangible assets	3,231	4,100
Bank owned life insurance	27,525	26,518
Prepaid expenses and other assets	17,482	17,023

Total assets	$1,922,722	$1,852,779

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$823,644	$834,530
FHLB advances	698,232	693,927
Repurchase agreements	187,000	107,000
Other borrowings	14,477	16,946
Junior subordinated notes	51,444	51,369
Advance payments by borrowers for taxes and insurance	2,427	2,242
Accrued expenses and other liabilities	16,963	19,888

Total liabilities	1,794,187	1,725,902

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 30,000,000 shares authorized; 13,806,812 and 13,806,992 shares issued; 12,852,705 and 13,247,331 shares outstanding	138	138
Additional paid-in capital	100,847	100,690
Treasury stock, at cost; 954,107 and 559,661 shares	(12,126)	(7,434)
Unearned Employee Stock Ownership Plan (ESOP) shares	(3,512)	(4,494)
Unvested shares held by Management Recognition Plan (MRP)	(186)	(237)
Retained earnings	48,626	43,479
Accumulated other comprehensive loss, net	(5,252)	(5,265)

Total stockholders’ equity	128,535	126,877

Total liabilities and stockholders’ equity	$1,922,722	$1,852,779

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2006 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2006	2005	2004
Interest income:
Loans receivable	$35,229	$29,440	$20,413
Taxable securities available for sale	51,852	44,164	34,798
Tax-exempt securities available for sale	5,328	5,605	4,984
FHLB stock	1,714	914	520
Interest-earning deposits and federal funds sold	348	230	83

Total interest income	94,471	80,353	60,798

Interest expense:
Deposits	23,352	17,246	10,835
FHLB advances and repurchase agreements	39,026	29,625	23,879
Junior subordinated notes	3,426	2,952	855

Total interest expense	65,804	49,823	35,569

Net interest income	28,667	30,530	25,229
Provision for loan losses	1,113	568	206

Net interest income after provision for loan losses	27,554	29,962	25,023

Noninterest income:
Fees and service charges	3,698	3,437	2,312
Net gain on sale of loans	186	19	45
Increase of cash surrender value of bank owned life insurance	1,007	932	940
Net realized gain (loss) on sale of securities available for sale	480	(2,909)	943
Income from real estate joint ventures	1,902	1,064	2,284
Other	513	599	436

Total noninterest income	7,786	3,142	6,960

Noninterest expense:
Compensation and employee benefits	13,249	12,727	11,557
Premises and equipment	2,443	2,564	1,827
Federal deposit insurance premiums	104	108	89
Data processing	1,736	1,913	1,552
Amortization of intangible assets	832	854	164
Minority interest	637	303	908
Loss on early extinguishment of debt	—	—	844
Advertising	450	468	325
Other	3,956	4,178	2,891

Total noninterest expense	23,407	23,115	20,157

Income before provision for income taxes	11,933	9,989	11,826
Provision for income taxes	1,317	810	1,836

Net income	$10,616	$9,179	$9,990

Net income per share:
Basic	$0.84	$0.73	$0.98
Diluted	$0.83	$0.71	$0.94
Cash dividends declared per share	$0.40	$0.40	$0.40
Weighted average shares outstanding	12,670,216	12,598,842	10,191,687
Weighted average shares and share equivalents outstanding	12,849,602	12,853,836	10,575,220

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	31	2006 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Unvested MRP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Total stockholders’ equity
Balance at January 1, 2004	$109	$60,202	$(2,083)	$(6,504)	$(196)	$35,879	$9,464	$96,871
Comprehensive results:
Net income	—	—	—	—	—	9,990	—	9,990
Other comprehensive results, net	—	—	—	—	—	—	(3,262)	(3,262)
Reclassification adjustment	—	—	—	—	—	—	(614)	(614)

Total comprehensive results	—	—	—	—	—	9,990	(3,876)	6,114
Cash dividends at $0.40 per share	—	—	—	—	—	(4,063)	—	(4,063)
Purchase of treasury stock, at cost (230,958 shares)	—	—	(3,139)	—	—	—	—	(3,139)
Reissuance of treasury stock for stock option exercises	—	—	1,828	—	—	(1,398)	—	430
Release of ESOP shares	—	257	—	986	—	—	—	1,243
Tax effect of compensatory stock options	—	218	—	—	—	—	—	218
Issuance of MRP shares	—	263	—	—	(199)	—	—	64
Accrued compensation expense MRP	—	—	—	—	63	—	—	63

Balance at December 31, 2004	109	60,940	(3,394)	(5,518)	(332)	40,408	5,588	97,801

Comprehensive results:
Net income	—	—	—	—	—	9,179	—	9,179
Other comprehensive results, net	—	—	—	—	—	—	(11,218)	(11,218)
Reclassification adjustment	—	—	—	—	—	—	365	365

Total comprehensive results	—	—	—	—	—	9,179	(10,853)	(1,674)
Common stock issued as a result of the acquisition of PHSB.	29	39,473	—	—	—	—	—	39,502
Cash dividends at $0.40 per share	—	—	—	—	—	(5,164)	—	(5,164)
Purchase of treasury stock, at cost (400,031 shares)	—	—	(5,302)	—	—	—	—	(5,302)
Reissuance of treasury stock for stock option exercises	—	—	1,262	—	—	(944)	—	318
Release of ESOP shares	—	170	—	1,024	—	—	—	1,194
Tax effect of compensatory stock options	—	98	—	—	—	—	—	98
Issuance of MRP shares	—	9	—	—	(9)	—	—	—
Accrued compensation expense MRP	—	—	—	—	104	—	—	104

Balance at December 31, 2005	138	100,690	(7,434)	(4,494)	(237)	43,479	(5,265)	126,877

Comprehensive results:
Net income	—	—	—	—	—	10,616	—	10,616
Other comprehensive results, net	—	—	—	—	—	—	736	736
Reclassification adjustment	—	—	—	—	—	—	(163)	(163)

Total comprehensive results	—	—	—	—	—	10,616	573	11,189
Cumulative effect of change in accounting for post-retirement benefits, net of taxes of $288	—	—	—	—	—	—	(560)	(560)
Cash dividends at $0.40 per share	—	—	—	—	—	(5,027)	—	(5,027)
Purchase of treasury stock, at cost (441,395 shares)	—	—	(5,311)	—	—	—	—	(5,311)
Reissuance of treasury stock for stock option exercises	—	—	619	—	—	(442)	—	177
Release of ESOP shares	—	54	—	982	—	—	—	1,036
Tax effect of compensatory stock options	—	45	—	—	—	—	—	45
Effect of compensation expense for stock options	—	61	—	—	—	—	—	61
Forfeitures of MRP shares	—	(3)	—	—	3	—	—	—
Accrued compensation expense MRP	—	—	—	—	48	—	—	48

Balance at December 31, 2006	$138	$100,847	$(12,126)	$(3,512)	$(186)	$48,626	$(5,252)	$128,535

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	32	2006 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2006	2005	2004
Operating activities:
Net income	$10,616	$9,179	$9,990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	1,036	1,221	1,021
Provision for loan losses	1,113	568	206
Amortization of premiums	2,248	3,767	3,117
Origination of loans held for sale	(573)	(1,319)	(2,821)
Proceeds from sale of loans held for sale	383	1,319	2,821
(Gain) loss on sale of securities available for sale	(480)	2,909	(943)
Amortization of intangible assets	868	872	205
Compensation expense on ESOP and MRP	1,084	1,271	1,370
Compensation expense on stock options	61	—	—
Increase in accrued interest receivable	(181)	(1,847)	(213)
(Increase) decrease in prepaid expenses and other assets	(849)	4,449	346
Decrease in accrued expenses and other liabilities	(2,925)	(1,512)	(1,493)
Other	(308)	(172)	(577)

Net cash provided by operating activities	12,093	20,705	13,029

Investing activities:
Loan originations and purchases	(184,164)	(206,820)	(158,090)
Purchases of:
Securities available for sale	(285,810)	(493,903)	(230,935)
Interest rate cap contracts	—	—	(215)
FHLB stock	(9,579)	—	(929)
Premises and equipment	(1,271)	(438)	(1,127)
Principal repayments of:
Loans receivable	129,270	157,144	136,307
Securities available for sale	184,660	218,846	213,129
Proceeds from the sale of:
Securities available for sale	73,900	212,831	9,601
Loans available for sale	2,228	—	—
REO	1,156	127	380
Premises and equipment	94	1,459	—
Redemption of FHLB stock	8,145	1,880	—
Payment for purchase of PHSB, net of cash acquired	—	(16,338)	—
Funding of real estate held for investment	(8,174)	(29,867)	(14,530)
Proceeds from real estate held for investment	11,313	23,189	15,256

Net cash used in investing activities	(78,232)	(131,890)	(31,153)

Financing activities:
Net (decrease) increase in deposits	(10,886)	10,624	(22,700)
Proceeds from long-term borrowings	301,570	290,140	176,310
Repayments of long-term borrowings	(209,823)	(146,830)	(114,555)
Net (decrease) increase in short-term borrowings	(9,911)	(58,254)	8,505
Issuance of junior subordinated notes	—	36,083	—
Redemption of junior subordinated notes	—	—	(20,052)
Proceeds received from exercise of stock options	222	318	430
Dividends paid	(5,236)	(5,082)	(4,302)
Payments to acquire treasury stock	(5,311)	(5,302)	(3,139)

Net cash provided by financing activities	60,625	121,697	20,497

Net (decrease) increase in cash and cash equivalents	(5,514)	10,512	2,373
Cash and cash equivalents at beginning of period	28,215	17,703	15,330

Cash and cash equivalents at end of period	$22,701	$28,215	$17,703

Continued

ESB Financial Corporation	33	2006 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2006	2005	2004
Supplemental information:

Interest paid	$64,968	$52,255	$35,595
Income taxes paid	1,997	1,863	1,971

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	1,222	118	598
Dividends declared but not paid	1,253	1,325	1,068

The Company purchased all of the common stock of PHSB for $79.7 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
Fair value of assets acquired	$—	$338,146	—
Stock issued for the purchase of PHSB common stock	—	(39,502)	—
Cash paid for PHSB common stock	—	(40,238)
Liabilities assumed	—	(292,878)	—

	$—	$(34,472)	—

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	34	2006 Annual Report

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

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. The reclassification had no effect on net income.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2006, the Company was doing business through 23 full service banking branches, one loan production office, and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $2.5 million during the year 2006.

ESB Financial Corporation	35	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	36	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	37	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2006 and 2005, respectively. The Company adopted the provisions of FAS No. 142, under which the Company ceased amortizing goodwill and instead evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level was estimated as of October 31, 2006 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $3.1 million and $3.9 million at December 31, 2006 and 2005, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total, $715,000, $601,000, $494,000, $413,000, $332,000 and $515,000 for the years 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

Mortgage Servicing Assets

The servicing asset recorded in connection with the whole loan sale and securitization of a portion of the Company’s 1- 4 family residential mortgage loan portfolio during 2002 was $1.2 million. At December 31, 2006, the remaining balance and fair value of the servicing asset was $137,000, which is recorded in other assets. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. There was no impairment valuation at December 31, 2006 and 2005, respectively. The amortization taken on the servicing asset for the year ended December 31, 2006 and 2005 was $37,000 and $51,000, respectively. The Company had a recovery of impairment valuations during 2005 of $35,000. The Company had total loans serviced for others of $25.2 million, $30.0 million and $38.7 million at December 31, 2006, 2005 and 2004, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments

Statement of Financial Accounting Standards No. 133 (FAS No. 133), Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FAS No. 133, the Company records all derivatives on the consolidated statement of financial condition at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

ESB Financial Corporation	38	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate caps as part of its cash flow hedging strategy. Interest rate caps designated as cash flow hedges involve the receipt of variable rate amounts over the life of the agreement if the LIBOR interest rate increases above a certain rate. During 2006, such derivatives were used to hedge the variable cash flows associated with $50.0 million of existing variable-rate debt.

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

As of December 31, 2006, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

At December 31, 2006 and 2005, derivatives with a fair value of $286,000 and $381,000, respectively, were included in other assets. The change in unrealized losses of $95,000 in 2006 for derivatives designated as cash flow hedges is separately disclosed, net of tax, in other comprehensive income in Note 11. No hedge ineffectiveness on cash flow hedges was recognized during 2006 or 2005.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During 2006, approximately $285,000 was reclassified from other comprehensive income to interest expense. The Company estimates that during 2007, $438,000 will be reclassified from other comprehensive income to interest expense.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued No. 123R (FAS No. 123R), Share-Based Payment which revised FAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Bulletin (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. FAS No. 123R requires the grant-date fair value of all

ESB Financial Corporation	39	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS No. 123R on January 1, 2006 and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) are recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare FAS No. 123 pro-forma disclosures.

Prior to adopting FAS No. 123R, the Company accounted for share-based payment awards using the intrinsic value method of APB 25 and related interpretations. Under APB 25, the Company did not record compensation expense for employee share options, unless the awards were modified, because the share options were granted with exercise prices equal to or greater that the fair value of our stock on the date of the grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the years ended December 31, 2005 and 2004, had we accounted for our share-based compensation plans using the fair value method of FAS No. 123:

(Dollar amounts in thousands, except share data)	2005	2004
Net income, as reported	$9,179	$9,990
Compensation expense, under FAS 123, net of tax	(194)	(218)

Net Income	8,985	9,772

Basic net income per share, as reported	$0.73	$0.98
Pro-Forma basic net income per share	$0.71	$0.96

Diluted net income per share, as reported	$0.71	$0.94
Pro-Forma diluted net income per share	$0.70	$0.92

During the year ended December 31, 2006, the Company recorded $61,000 in compensation expense and a tax benefit of $7,000 related to our share-based compensation awards. As of December 31, 2006, there was approximately $218,000 of unrecognized compensation cost related to unvested share-based compensation awards granted. That cost is expected to be recognized over the next four years.

FAS 123R requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Prior to the adoption of FAS 123R, such excess tax benefits were presented as operating cash flows. Accordingly, $45,000 in excess tax benefits has been classified as a financing cash inflow for the year ended December 31, 2006 in the Consolidated Statement of Cash Flows. Such excess tax benefits amounted to $98,000 and $218,000 for the years ended December 31, 2005 and 2004, respectively and are included in operating cash flows.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each option is amortized into compensation expense on a straight line basis between the grant date for the

ESB Financial Corporation	40	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	2006	2005	2004
Assumptions
Volatility	34.85%	22.00%	24.20%
Interest Rates	4.70%	4.98%	3.74%
Dividend Yields	3.72%	3.38%	2.75%
Weighted Average Life ( in years)	5.4	5.6	5.8

The weighted average fair value of each stock option granted for 2006, 2005 and 2004 was $2.93, $2.92 and $3.67, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $179,000, $362,000 and $497,000, respectively

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)	2006	2005	2004
Net income	$10,616	$9,179	$9,990
Weighted-average common shares outstanding	12,670	12,599	10,192

Basic earnings per share	$0.84	$0.73	$0.98

Weighted-average common shares outstanding	12,670	12,599	10,192
Common stock equivalents due to effect of stock options	180	255	383

Total weighted-average common shares and equivalents	12,850	12,854	10,575

Diluted earnings per share	$0.83	$0.71	$0.94

The unallocated shares controlled by the ESOP of 320,723 and 410,449 at December 31, 2006 and December 31, 2005, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. Options to purchase 88,910 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013, 89,790 shares at common stock at a weighted average exercise price of $14.50 per share expiring November 2014, 82,300 shares of common stock at a weighted average exercise price of $12.20 per share expiring June 2015 and 17,760 shares of common stock at a weighted average exercise price of $12.40 per share expiring June 2015 were outstanding as of December 31, 2006 but were not included in the computation of diluted earnings per share for 2006 because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 89,660 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013, 90,120 shares of common stock at a weighted average exercise price of $14.50 per share expiring November 2014, 82,300 shares at a weighted average exercise price of $12.20 per share expiring June 2015 and 17,960 shares at a weighted average exercise price of $12.40 per share expiring June 2015 were outstanding as of December 31, 2005 but were not included in the computation of diluted earnings per share for 2005 because the options’ exercise price was greater than the average market price of the common shares. Options to purchase 94,310 shares of common stock at a weighted average exercise price of $15.35 per share of common stock expiring November 2013 and 90,220 at a weighted average exercise price of $14.50 per

ESB Financial Corporation	41	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

share of common stock expiring November 2014, were outstanding as of December 31, 2004 but were not included in the computation of diluted earnings per share for 2004 because the options’ exercise price was greater than the average market price of the common shares.

Effect of Recent Accounting and Regulatory Pronouncements

In February 2006, FASB issued Statement of FAS No. 155, Accounting for Certain Hybrid Instruments, as an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. This Interpretation clarifies that management is expected to evaluate an income tax position taken or expected to be taken for likelihood of realization before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006, and will require management to evaluate every open tax position that exists in every jurisdiction on the date of initial adoption. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the

ESB Financial Corporation	42	2006 Annual Report

insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

In September 2006, the FASB reached consensus on the guidance provided EITF 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. On December 31, 2006, the Company adopted FAS No. 158, except for the measurement provisions, which are effective for fiscal years ending after December 15, 2008. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

ESB Financial Corporation	43	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Company’s securities as of December 31:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2006:
Trust Preferred securities	$500	$—	$(3)	$497
Municipal securities	109,817	4,094	(13)	113,898
Equity securities	1,555	542	(8)	2,089
Corporate bonds	65,097	131	(1,294)	63,934
Mortgage-backed securities	973,586	2,503	(12,583)	963,506

	$1,150,555	$7,270	$(13,901)	$1,143,924

December 31, 2005:
Trust Preferred securities	$500	$—	$(57)	$443
Municipal securities	113,403	5,273	(11)	118,665
Equity securities	1,554	362	(6)	1,910
Corporate bonds	85,168	372	(1,575)	83,965
Mortgage-backed securities	923,472	2,399	(13,791)	912,080

	$1,124,097	$8,406	$(15,440)	$1,117,063

ESB Financial Corporation	44	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The proceeds from the sale of securities as of December 31, 2006, 2005 and 2004 were $73.9 million, $212.8 million and $9.6 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $1.7 million and $1.2 million, respectively in 2006, $1.1 million and $4.0 million, respectively in 2005 and $943,000 and $0, respectively in 2004. In addition impairment charges on available for sale securities of $44,000 were recorded for the year ended 2005, on equity securities that were deemed to be other-than-temporarily impaired, no impairment charges were taken in years ended December 31, 2006 or 2004.

At December 31, 2006 and 2005 the Company did not have any corporate bonds whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

As of December 31, 2006

	Less than 12 Months			12 Months or more			Total
(Dollar amounts in thousands)	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses
Trust Preferred Securities	—	$—	$—	1	$497	$3	1	$497	$3
Municipal securities	3	2,424	5	2	1,507	8	5	3,931	13
Equity Securities	—	—	—	1	197	8	1	197	8
Corporate bonds	1	2,500	—	8	42,536	1,294	9	45,036	1,294
Mortgage-backed securities	22	70,457	184	172	572,807	12,399	194	643,264	12,583

	26	$75,381	$189	184	$617,544	$13,712	210	$692,925	$13,901

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

As of December 31, 2005

	Less than 12 Months			12 Months or more			Total
(Dollar amounts in thousands)	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses
Trust Preferred Securities	—	$—	—	1	$443	$57	1	$443	$57
Municipal securities	—	—	—	3	1,842	11	3	1,842	11
Equity Securities	2	345	6	—	—	—	2	345	6
Corporate bonds	2	5,987	19	8	42,261	1,556	10	48,248	1,575
Mortgage-backed securities	123	482,640	7,057	66	238,397	6,734	189	721,037	13,791

	127	$488,972	$7,082	78	$282,943	$8,358	205	$771,915	$15,440

ESB Financial Corporation	45	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an other than temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as other than temporary impairment losses, and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2006, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of an impairment in the credit quality of the securities, additionally, the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2006, excluding equity securities which have no maturity dates:

	Available for sale
(Dollar amounts in thousands)	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	5.19%	$4,517	$4,517
Due from one year to five years	5.97%	12,795	12,442
Due from five to ten years	4.66%	27,743	28,274
Due after ten years	5.12%	1,103,954	1,096,602

	5.11%	$1,149,009	$1,141,835

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $61.0 million and $64.8 million as of December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	46	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2006	2005
Mortgage loans:
Residential - single family	$281,017	$230,805
Residential - multi family	34,382	36,401
Commercial real estate	82,019	69,453
Construction	58,504	71,848

Subtotal mortgage loans	455,922	408,507

Other loans:
Consumer loans
Home equity loans	66,977	64,175
Dealer auto and RV loans	52,449	54,507
Other loans	12,987	17,614
Commercial business	20,620	23,527

Subtotal other loans	153,033	159,823

Total Loans Receivable	608,955	568,330

Less:
Allowance for loan losses	5,113	4,864
Deferred loan fees and net discounts	(2,709)	(2,715)
Loans in process	16,909	25,904

Net Loans Receivable	$589,642	$540,277

Loans held for sale

Mortgage loans:
Residential - single family	$190	$—

Non-performing loans, which include non-accrual loans and troubled debt restructuring, were $3.0 million and $3.8 million at December 31, 2006 and 2005, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)	2006	2005	2004
Interest income that would have been recorded	$236	$355	$153
Interest income recognized	113	193	68

Interest income foregone	$123	$162	$85

ESB Financial Corporation	47	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)	Totals
Balance, December 31, 2003	$4,062
Provision for loan losses	206
Charge offs	(384)
Recoveries	56

Balance, December 31, 2004	3,940
Allowance for loan losses of PHSB	1,406
Provision for loan losses	568
Charge offs	(1,151)
Recoveries	101

Balance, December 31, 2005	4,864
Provision for loan losses	1,113
Charge offs	(1,022)
Recoveries	158

Balance, December 31, 2006	$5,113

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)	2006	2005	2004
Impaired loans with an allocated allowance	$670	$1,479	$1,131
Impaired loans without an allocated allowance	365	175	—

Total impaired loans	$1,035	$1,654	$1,131

Allocated allowance on impaired loans	$88	$105	$260
Portion of impaired loans on non-accrual	1,035	1,654	198
Average impaired loans	1,409	1,420	960
Income recognized on impaired loans	56	86	52

FAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

At December 31, 2006 and 2005, the Company conducted its business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

ESB Financial Corporation	48	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or approximately 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and redemptions of FHLB stock are made directly with the FHLB at par.

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2006	2005
Land	$2,680	$2,236
Buildings and improvements	14,764	14,453
Leasehold improvements	1,025	1,016
Furniture, fixtures and equipment	10,407	11,289

	28,876	28,994
Less accumulated depreciation and amortization	17,647	17,895

	$11,229	$11,099

Depreciation expense for the years December 31, 2006, 2005 and 2004 were $1.0 million, $1.2 million and $1.0 million, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $164,842, $111,622, $101,622 and $36,937 for the years ended December 31, 2007, 2008, 2009 and 2010, respectively. Rent expense for the years ended December 31, 2006, 2005 and 2004 was $169,000, $132,000 and $122,000, respectively.

As of December 31, 2004, the Company closed its Springdale branch office. The property remained held for sale at December 31, 2005. The Company recognized impairments of $98,000 and $65,000 for the years ended December 31, 2005 and 2004, to adjust the asset to its most recent fair market valuation. The Company acquired the former Rochester branch office in the PHSB acquisition. This property was held for sale at December 31, 2005. The Company recognized an impairment of $22,000 for the year ended December 31, 2005 to adjust the asset to its most recent fair market valuation. The net carrying value of the properties held for sale at December 31, 2005 was approximately $131,000. These properties were sold in 2006.

ESB Financial Corporation	49	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands) Type of accounts	2006		2005
	Amount	%	Amount	%
Noninterest-bearing deposits	$54,906	6.7%	$52,745	6.3%
NOW account deposits	82,204	10.0%	84,134	10.1%
Money Market deposits	33,007	4.0%	52,277	6.3%
Passbook account deposits	105,009	12.7%	115,399	13.8%
Time deposits	548,518	66.6%	529,975	63.5%

	$823,644	100.0%	$834,530	100.0%

Time deposits mature as follows:

Within one year	$430,405	52.2%	$339,095	40.6%
After one year through two years	75,719	9.2%	130,118	15.6%
After two years through three years	31,049	3.8%	40,788	4.9%
After three years through four years	5,695	0.7%	9,903	1.2%
After four years through five years	4,164	0.5%	5,710	0.7%
Thereafter	1,486	0.2%	4,361	0.5%

	$548,518	66.6%	$529,975	63.5%

The Company had a total of $138.8 million and $132.0 million in time deposits of $100,000 or more at December 31, 2006 and 2005, respectively.

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2006	2005	2004
NOW account deposits	$752	$580	$272
Money Market deposits	215	309	270
Passbook account deposits	503	545	464
Time deposits	21,882	15,812	9,829

	$23,352	$17,246	$10,835

ESB Financial Corporation	50	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

(Dollar amounts in thousands)	2006		2005
	Weighted average rate	Amount	Weighted average rate	Amount
FHLB advances:
Due within 12 months	4.04%	$269,361	3.81%	$276,814
Due beyond 12 months but within 2 years	4.41%	227,070	3.65%	209,307
Due beyond 2 years but within 3 years	5.24%	181,750	4.16%	177,570
Due beyond 3 years but within 4 years	6.09%	20,000	8.39%	180
Due beyond 4 years but within 5 years	—	—	6.09%	20,000
Due beyond 5 years	1.00%	51	4.05%	10,056

		$698,232		$693,927

Repurchase agreements:
Due within 12 months	4.98%	$67,000	4.11%	$37,000
Due beyond 12 months but within 2 years	4.77%	70,000	4.01%	20,000
Due beyond 2 years but within 3 years	5.16%	50,000	4.55%	50,000

		$187,000		$107,000

Other borrowings:

ESOP borrowings
Due within 12 months	5.25%	$945	5.25%	$945
Due beyond 12 months but within 2 years	5.25%	945	5.25%	945
Due beyond 2 years but within 3 years	5.25%	945	5.25%	945
Due beyond 3 years but within 4 years	5.25%	945	5.25%	945
Due beyond 4 years but within 5 years	—	—	5.25%	945

		$3,780		$4,725

Corporate borrowings
Due within 12 months	5.55%	$1,500	5.55%	$1,500
Due beyond 12 months but within 2 years	5.55%	9,000	5.55%	1,500
Due beyond 2 years but within 3 years	—	—	5.55%	9,000

		$10,500		$12,000

Treasury tax and loan note payable	5.04%	$197	4.25%	$221

Included in the $698.2 million of FHLB advances is approximately $45.0 million of convertible select advances. These advances reset to the 3 month London Interbank Offer Rate (LIBOR) Index and have various spreads and call dates. At the reset date if the 3 month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to reprice any convertible select advance on its call date or quarterly thereafter. Should the rate adjust or the advance be called, the Company has the right to pay off the advance without penalty. It has historically been the Company’s position to pay off the advance and replace it with fixed-rate funding.

ESB Financial Corporation	51	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2006 the Company had a maximum borrowing capacity with the FHLB of $943.9 million, with $245.7 million available for use.

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

The fair value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The fair value of the securities as of December 31, 2006 was $202.3 million with an amortized cost of $205.0 million. The fair value of the securities as of December 31, 2005 was $127.3 million with an amortized cost of $157.9 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the years ended December 31, 2006 and 2005.

As of December 31, 2006 and 2005 the Company had repurchase agreements outstanding with Citigroup of $167.0 million and Mellon of $20.0 million. As of December 31, 2005, the Company had outstanding repurchase agreements with Citigroup of $97.0 million and with Morgan Stanley of $10.0 million.

As of December 31, 2006, the Company had repurchase agreements with Citigroup with $14.7 million at risk with a weighted average remaining maturity of 18 months and a repurchase agreement outstanding with Mellon with $578,000 at risk with a weighted average remaining maturity of less than 3 months.

Borrowings under repurchase agreements averaged $151.0 million, $79.5 million and $49.4 million during 2006, 2005 and 2004, respectively. The maximum amount outstanding at any month-end was $193.0 million, $107.0 million and $67.0 million during 2006, 2005 and 2004, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of approximately 0.25% below the overnight federal funds rate.

8.	Junior Subordinated Notes

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The preferred securities reset quarterly to equal the LIBOR index plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital

ESB Financial Corporation	52	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Junior Subordinated Notes (continued)

treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $75,000 and $135,000 at December 31, 2006 and December 31, 2005, respectively, and are amortized on a level yield basis.

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $29,000 and $44,000 at December 31, 2006 and December 31, 2005, respectively, and are amortized on a level yield basis.

On February 10, 2005, ESB Capital Trust IV (Trust IV), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $35.0 million fixed/variable rate preferred securities. The Company purchased $1.1 million of common securities of Trust IV. The preferred securities are fixed at a rate of 6.03% for six years and then are variable at three month LIBOR index plus 1.82%. The preferred securities have a stated maturity of thirty years. Trust IV’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust IV to invest in $36.1 million of fixed/variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust IV. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of February 10, 2035, on or after February 10, 2011, at the redemption price, which is equal to the liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated February 10, 2005, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company did not have any deferred debt issuance costs associated with the preferred securities.

ESB Financial Corporation	53	2006 Annual Report

9.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2006	2005	2004
Current expense:
Federal	$1,815	$1,527	$2,036
State	1	39	232

	1,816	1,566	2,268

Deferred benefit:
Federal	(499)	(756)	(432)

	$1,317	$810	$1,836

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2006	2005	2004
Net (gain) loss on securities available for sale	$(137)	$5,594	$1,998
Net loss on interest rate cap contracts	32	—	—
Cumulative effect of change in accounting for post-retirement benefits	288	—	—
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	45	98	218

	$228	$5,692	$2,216

ESB Financial Corporation	54	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2006	2005
Deferred tax assets:
Allowances for losses on loans and real estate owned	$1,738	$1,620
General business credit	1,697	1,241
Minimum tax credit carry forward	3,303	2,653
Writedown of debt	109	115
Real estate acquired through foreclosure, net	127	170
Investment in securities available for sale	2,254	2,391
Interest rate cap contracts	358	326
Federal net operating loss carryover	6	1,087
State net operating loss carryover	235	235
Defined benefit plans	288	—
Other	701	506

Gross deferred tax assets	10,816	10,344
Deferred tax liabilities:
Accretion of discounts	24	24
Core deposit intangible	1,024	1,335
Purchase price adjustments	361	408
Mortgage servicing rights	6	8
Other	267	117

Gross deferred tax liabilities	1,682	1,892

Net deferred tax asset	$9,134	$8,452

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with FAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $1.7 million will be available to reduce future federal income tax up to the year 2026. The alternative minimum tax credit of $3.3 million is available to reduce future regular income taxes over an indefinite period.

The deferred tax assets relating to the federal and state net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005. The federal net operating loss carryforward of $18,000 and the state net operating loss carryforward of $3.6 million expire in 2024. These net operating losses were generated by Peoples Home Savings Bank and PHSB Financial Corporation in their final tax returns.

ESB Financial Corporation	55	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2006	2005	2004
Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(14.6)%	(18.9)%	(15.6)%
State income taxes, net of Federal income tax benefit	—	0.3%	1.3%
Earnings of BOLI	(2.9)%	(3.2)%	(3.2)%
Effect of amended tax returns	—	—	(2.5)%
Other, net	(5.5)%	(4.1)%	1.5%

Effective rate	11.0%	8.1%	15.5%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2005 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

10.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $239,000, $191,000 and $203,000 to the plan during 2006, 2005 and 2004, respectively.

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. All employees who complete one year of service are eligible to participate in the ESOP.

Participants become 100% vested in their accounts in the ESOP after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

The purchase of shares of the Company’s stock by the ESOP is funded by a loan. Unreleased ESOP shares collateralize the loan payable, and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 5.25% and matures within the next 4 years. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

ESB Financial Corporation	56	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

Dividends received on unallocated ESOP shares during 2006, 2005 and 2004 amounted to $155,201, $192,000 and $229,000, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.0 million, $1.0 million and $958,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The ESOP incurred interest on the loan of $230,000, $279,000 and $315,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

During 2006, 2005 and 2004, the Company recognized compensation expense related to the ESOP of $1.0 million, $1.2 million and $1.2 million, respectively.

As of December 31, 2006 and 2005, the ESOP held a total of 1,605,419 and 1,641,274 shares, respectively, of the Company’s stock, and there were 320,723 and 410,449 unallocated shares, respectively, with a fair value of $3.5 million and $4.6 million, respectively. During 2006 and 2005, 89,726 and 93,480 shares were released for allocation, respectively.

Stock Option Plans

The Company maintains various stock option plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Stock options are granted at an exercise price equal to the market price at the date of grant, the options vest over a specified time and are exercisable on the date they vest and have a maximum term of ten years. These terms are discretionary; the options can vest over time. Stock option activities under the Option Plans for the years ended December 31 are as follows:

	2006		2005		2004
	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	921,401	$9.55	946,018	$8.88	1,021,461	$7.88
Granted	95,345	10.75	100,910	12.24	90,220	14.50
Exercised	(46,949)	6.35	(88,095)	6.20	(163,113)	5.76
Expired	(24,693)	7.22	(37,432)	7.65	(2,550)	8.71

Outstanding at end of year	945,104	9.89	921,401	9.55	946,018	8.88

Exercisable at end of year	868,960	$9.89	921,401	$9.55	946,018	$8.88

The weighted-average fair values of options granted during 2006, 2005 and 2004 utilizing the Black-Scholes Valuation Model were $2.93, $2.92 and $3.67, respectively.

ESB Financial Corporation	57	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

The following table summarizes certain characteristics of issued stock options as of December 31, 2006:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
1997	28,994	6.14	0.5
1998	86,334	9.47	1.5
1998	42,103	4.05	1.8
1999	98,628	7.37	2.5
2000	121,422	6.01	3.4
2001	95,511	7.83	4.9
2002	98,172	10.83	5.9
2003	88,910	15.35	6.9
2004	89,790	14.50	7.9
2005	82,300	12.20	8.3
2005	17,760	12.40	8.3
2006	95,180	10.75	9.9

	945,104	$9.89	5.3

Management Recognition Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2006, there were 11,221 shares held in the Management Recognition Plan (MRP) trust.

In November 2001, the Company awarded 13,000 shares to eligible individuals, 2,600 shares vested on the date of the grant. The remaining 10,400 shares vested over a four year period ending in 2005. This grant was adjusted for two 20% stock splits that occurred on October 25, 2002 and May 15, 2003. In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 2,220 shares have been forfeited and the remaining 24,410 vest over a scheduled vesting period ending in 2011. In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant and the remaining 625 shares vest over a scheduled vesting period ending in 2011. Compensation expense recognized in 2006, 2005 and 2004 was $49,000, $79,000 and $127,000, respectively. The Company is expected to recognize compensation expense of $49,000, $49,000, $39,000, $39,000, $39,000 and $39,000 for the years 2007, 2008, 2009, 2010 and 2011, respectively.

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

ESB Financial Corporation	58	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 35,378 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2006, the participants in the plan had credited service under the SERP ranging from 16 to 28 years.

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

The Company adopted the recognition provisions of FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158) and initially applied them to the funded status of its SERP and DRP as of December 31, 2006. The initial recognition of the funded status of the SERP and DRP resulted in a decrease to stockholders’ equity of $560,000, which was net of a tax benefit of $288,000.

ESB Financial Corporation	59	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

The following table sets forth the incremental effect of applying FAS 158, on individual line items in the statement of condition at December 31, 2006:

(in thousands)	Before Application of FAS No. 158	DRP Adjustments	SERP Adjustments	After Application of FAS No. 158
Other Assets	17,776	(180)	(114)	17,482
Total Assets	1,923,016	(180)	(114)	1,922,722
Other Liabilities	16,698	(17)	282	16,963
Total Liabilities	1,793,922	(17)	282	1,794,187
Accumulated OCI	(4,693)	(163)	(396)	(5,252)
Total Stockholders’ equity	129,094	(163)	(396)	128,535
Total Liabilities and Stockholders’ equity	1,923,016	(180)	(114)	1,922,722

The following table sets forth the obligation and funded status as of December 31:

(Dollar amounts in thousands)	Directors' Retirement Plan December 31,		SERP December 31,
	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$570	$477	$1,564	$1,198
Service Cost	12	16	56	43
Interest Cost	31	26	97	75
Amendments	(9)	43	—	—
Actuarial losses (gains)	2	37	(176)	248
Benefits paid	(29)	(29)	—	—

Benefit obligation at end of year	$577	$570	$1,541	$1,564

Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contributions	29	29	—	—
Benefits paid	(29)	(29)	—	—

Fair value of plan assets at end of year	$—	$—	$—	$—

Funded Status	$(577)	$(570)	$(1,541)	$(1,564)

Amounts not yet recognized as a component of net periodic pension cost:
Amounts recognized in accumulated other comprehensive loss consist of:
Net loss	$19	$—	$125
Prior service cost	144	—	271
Amounts not recognized in accumulated other comprehensive loss consist of:
Net loss	—	24	—	298
Prior service cost	—	185	—	263

Total	$163	$209	$396	$561

ESB Financial Corporation	60	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

The accumulated benefit obligation for the director’s retirement plan was $530 and $517 at December 31, 2006 and 2005, respectively and for the SERP was $1.3 million and $1.2 million at December 31, 2006 and 2005, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31 is as follows:

	Directors' Retirement Plan December 31,		SERP December 31,
	2006	2005	2006	2005
Projected benefit obligation	577	570	1,541	1,564
Accumulated benefit obligation	530	517	1,259	1,249
Fair value of plan assets	—	—	—	—

(Dollar amounts in thousands)	Directors’ Retirement Plan December 31,			SERP December 31,
	2006	2005	2004	2006	2005	2004
Net Periodic Pension Cost
Service cost	$12	$16	$16	$56	$43	$39
Interest cost	31	26	27	97	75	68
Amortization of transition obligation	—	—	—	74	52	42
Amortization of prior service cost	63	59	59	—	—	—

Net periodic pension cost	$106	$101	$102	$227	$170	$149

The estimated net loss and prior service cost for the SERP and director’s retirement plan plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $58,000 and $63,000, respectively.

The weighted average assumptions used to determine benefit obligations at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2006	2005	2006	2005
Discount rate	6.00%	5.75%	6.00%	6.00%
Rate of compensation increase	n/a	n/a	4.00%	4.00%

The long-term rate of return on plan assets gives consideration to returns currently being earned on plan assets, as well as future rates expected to be earned.

The Company expects to contribute $68,002 to the director’s retirement plan in 2007.

At December 31, 2006 the projected benefit payments for the director’s retirement plan were $68,002, $57,152, $67,274, $76,542, $87,161 and $230,973 for years 2007, 2008, 2009, 2010, 2011 and thereafter, respectively. At December 31, 2006, the projected benefit payments for the SERP were $0, $43,000, $43,000, $43,000, $43,000 and $1.9 million for years 2007, 2008, 2009, 2010, 2011 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	61	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Other Comprehensive Income (loss)

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

(Dollar amounts in thousands)	2006	2005	2004
Net Income:	$10,616	$9,179	$9,990
Other Comprehensive loss - net of tax benefit
Fair value adjustment on securities available for sale, net of tax expense (benefit) of $368, ($5,712) in 2005 and ($1,425) in 2004	715	(11,088)	(2,768)
Securities gains reclassified into earnings, net of tax (benefit) expense of ($84), $188 in 2005 and ($316) in 2004	(163)	365	(614)
Adjustment to minimum pension liability of the SERP plan, net of tax expense (benefit) of $43 in 2006 and ($43) in 2005	84	(84)	—
Fair value adjustment on derivatives, net of tax (benefit) of ($32) in 2006, ($24) in 2005 and ($254) in 2004	(63)	(46)	(494)

Other Comprehensive income (loss)	573	(10,853)	(3,876)

Comprehensive income (loss)	$11,189	$(1,674)	$6,114

12.	Commitments and Contingencies

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

(Dollar amounts in thousands)	2006	2005
Loans in process and commitments:
Fixed interest rate	$14,432	$27,668
Variable interest rate	32,528	23,864
Lines of credit (unfunded):
Commercial	20,935	24,369
Consumer	45,087	35,399
Letters of credit:
Commercial	—	—
Standby	6,130	7,910
Interest Rate Cap Contracts	50,000	50,000

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

ESB Financial Corporation	62	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments

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

Loan commitments – The fair value of loan commitments at December 31, 2006 and 2005 approximated the carrying value of those commitments at those dates.

Interest rate cap contracts- Estimated fair values of interest rate cap contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2006 and 2005 approximated the cash surrender value of the policies at those dates.

ESB Financial Corporation	63	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

(Dollar amounts in thousands)	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$22,701	$22,701	$28,215	$28,215
Securities	1,143,924	1,143,924	1,117,063	1,117,063
Loans receivable and held for sale	589,832	583,636	540,277	538,018
Accrued interest receivable	9,871	9,871	9,690	9,690
FHLB stock	34,343	34,343	32,909	32,909
Bank owned life insurance	27,525	27,525	26,518	26,518
Interest rate cap contracts	1,338	286	1,338	381
Financial liabilities:
Deposits	823,644	826,914	834,530	836,356
Borrowed funds	899,709	895,112	817,873	809,277
Junior subordinated notes	51,444	46,778	51,369	49,879
Advance payment by borrowers for taxes and insurance	2,427	2,427	2,242	2,242
Accrued interest payable	5,587	5,587	4,751	4,751

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2006, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006 and 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2006, there are no conditions or events since that notification that have changed the categorization.

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

ESB Financial Corporation	64	2006 Annual Report

14.	Regulatory Matters and Insurance of Accounts (continued)

The FDIC through the Deposit Insurance Fund insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Bank must pay an annual premium.

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk Weighted Assets)	$137,278	15.70%	$69,937	8.00%	$87,421	10.00%
Tier 1 Leverage Capital (to Adjusted Tangible Assets)	$132,152	7.21%	$73,286	4.00%	$91,608	5.00%
Tier 1 Risk Based Capital (to Risk Weighted Assets)	$132,152	15.12%	$34,968	4.00%	$52,453	6.00%

As of December 31, 2005:
Total Capital (to Risk Weighted Assets)	$130,318	15.44%	$67,544	8.00%	$84,430	10.00%
Tier 1 Leverage Capital (to Adjusted Tangible Assets)	$125,454	7.18%	$69,876	4.00%	$87,345	5.00%
Tier 1 Risk Based Capital (to Risk Weighted Assets)	$125,454	14.86%	$33,772	4.00%	$50,658	6.00%

ESB Financial Corporation	65	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:
Interest income	$22,455	$23,419	$24,204	$24,393
Interest expense	14,646	16,026	17,202	17,930

Net interest income	7,809	7,393	7,002	6,463
Provision for loan losses	193	102	274	544

Net interest income after provision for loan losses	7,616	7,291	6,728	5,919
Net realized gain on sale of securities available for sale	—	113	367	—
Other noninterest income	1,378	1,986	2,159	1,783
Noninterest expense	5,717	5,845	6,004	5,841

Income before income taxes	3,277	3,545	3,250	1,861
Provision for (benefit of) income taxes	482	535	515	(215)

Net income	$2,795	$3,010	$2,735	$2,076

Net income per share
Basic	$0.22	$0.24	$0.22	$0.16
Diluted	$0.22	$0.23	$0.21	$0.16

2005:
Interest income	$17,722	$20,356	$20,760	$21,515
Interest expense	10,246	12,197	13,169	14,211

Net interest income	7,476	8,159	7,591	7,304
(Recovery of) provision for loan losses	(16)	18	67	499

Net interest income after (recovery of) provision for loan losses	7,492	8,141	7,524	6,805
Net realized gain (loss) on sale of securities available for sale	—	—	129	(3,038)
Other noninterest income	1,310	1,746	1,627	1,368
Noninterest expense	5,344	6,063	5,850	5,858

Income (loss) before income taxes	3,458	3,824	3,430	(723)
Provision for (benefit of) income taxes	597	607	539	(933)

Net income	$2,861	$3,217	$2,891	$210

Net income per share
Basic	$0.24	$0.25	$0.22	$0.02
Diluted	$0.24	$0.24	$0.22	$0.01

ESB Financial Corporation	66	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition

(Dollar amounts in thousands)	2006	2005
Assets:
Interest-earning deposits	$818	$809
Securities available for sale	2,601	3,425
Equity in net assets of subsidiaries	200,795	198,508
Other assets	5,188	6,480

Total assets	$209,402	$209,222

Liabilities and stockholders’ equity:
Subordinated debt, net	$51,444	$51,369
Payable to subsidiaries	12,750	12,000
Accrued expenses and other liabilities	16,673	18,976
Stockholders' equity	128,535	126,877

Total liabilities and stockholders’ equity	$209,402	$209,222

Condensed Statements of Operations

(Dollar amounts in thousands)	2006	2005	2004
Income:
Equity in undistributed net income of subsidiaries	$5,935	$2,947	$2,992
Dividends from subsidiaries	7,500	9,000	9,000
Management fee income, from subsidiaries	24	176	1,893
Interest and other income	353	152	161

Total income	13,812	12,275	14,046

Expense:
Interest expense, to subsidiary	4,975	4,492	2,371
Compensation and employee benefits	70	70	1,920
Other	162	213	1,076

Total expense	5,207	4,775	5,367

Income before benefit from income taxes	8,605	7,500	8,679
Benefit from income taxes	(2,011)	(1,679)	(1,311)

Net income	$10,616	$9,179	$9,990

ESB Financial Corporation	67	2006 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows

(In thousands)	2006	2005	2004
Operating activities:
Net income	$10,616	$9,179	$9,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed net income of subsidiaries	(5,935)	(2,947)	(2,992)
Gain on sale of securities available for sale	—	—	(85)
Other, net	3,378	(10,006)	1,471

Net cash provided by (used in) operating activities	8,059	(3,774)	8,384

Investing activities:
Proceeds from the sale of securities available for sale	—	—	125
Principal repayments of securities	513	—	—
Net assets of PHSB acquired	—	(16,338)	—

Net cash provided by (used in) investing activities	513	(16,338)	125

Financing activities:
Increase (decrease) in payable to subsidiaries	750	(8,000)	(6,542)
Issuance of junior subordinated notes	75	36,158	76
Redemption of junior subordinated notes	—	—	(20,052)
Proceeds from long term borrowings	—	—	19,170
Proceeds received from exercise of stock options	177	318	430
Dividends paid	(5,236)	(5,082)	(4,302)
Payments to acquire treasury stock	(5,311)	(5,302)	(3,139)
Principal repayment of ESOP loan	982	1,024	986

Net cash (used in) provided by financing activities	(8,563)	19,116	(13,373)

Increase (decrease) in cash equivalents	9	(996)	(4,864)
Cash equivalents at beginning of period	809	1,805	6,669

Cash equivalents at end of period	$818	$809	$1,805

ESB Financial Corporation	68	2006 Annual Report

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

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2006, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2006, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

/s/ Charlotte A. Zuschlag
President and Chief Executive Officer

/s/ Charles P. Evanoski
Group Senior Vice President and Chief Financial Officer

March 12, 2007

ESB Financial Corporation	69	2006 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that ESB Financial Corporation (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESB Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that ESB Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, ESB Financial Corporation, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of ESB Financial, Corp. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for each of the two years then ended, and our report dated March 1, 2007, expressed an unqualified opinion.

/s/ S.R. Snodgrass, A.C.
Wexford, Pennsylvania
March 1, 2007

ESB Financial Corporation	70	2006 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the consolidated statements of financial condition of ESB Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operation, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of ESB Financial Corporation and subsidiaries for the year ended December 31, 2004, were audited by other auditors whose report thereon dated March 8, 2005, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESB Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ESB Financial Corporation’s and subsidiaries’ internal control over financial reporting as of December 31, 2006 and 2005, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated March 1, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of ESB Financial Corporation’s and subsidiaries’ internal control over financial reporting and an unqualified opinion on the effectiveness of ESB Financial Corporation’s and subsidiaries’ internal control over financial reporting.

/s/ S.R. Snodgrass, A.C.
Wexford, Pennsylvania
March 1, 2007

ESB Financial Corporation	71	2006 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq Global Select Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Sandler O’Neill & Partners, LP 919 Third Avenue, 6th Floor New York, NY 10022 Telephone: (800) 635-6851	UBS Financial Services One North Wacker Drive, 35th Flr Chicago, IL 60606 Telephone: 1-800-525-4313

Ryan Beck & Co., Inc. 220 Livingston Orange Avenue Livingston, NJ 07039 Telephone: (800) 223-8969	RBC Dain Rauscher 500 West Madison Chicago, IL 60661 Telephone: 1-888-655-4135

Number of Stockholders and Shares Outstanding

As of December 31, 2006, there were 2,845 registered stockholders of record and 12,852,705 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2006, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 29, 2006	January 25, 2007	$0.10
September 29, 2006	October 25, 2006	$0.10
June 30, 2006	July 25, 2006	$0.10
March 31, 2006	April 25, 2006	$0.10

December 31, 2005	January 25, 2006	$0.10
September 30, 2005	October 25, 2005	$0.10
June 30, 2005	July 25, 2005	$0.10
March 31, 2005	April 25, 2005	$0.10

ESB Financial Corporation	72	2006 Annual Report

Stock and Dividend Information (continued)

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Stock Price Information

The bid and ask price of the Company’s common stock were $11.04 and $11.24, respectively, as of January 30, 2007.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2006 Quarter Ended
December 31	$11.79	$10.30	$11.00
September 30	12.05	10.60	11.00
June 30	12.49	11.56	11.56
March 31	13.00	10.81	12.00

2005 Quarter Ended
December 31	$13.00	$10.87	$11.22
September 30	13.55	11.42	11.85
June 30	13.75	12.00	13.08
March 31	14.80	12.70	13.60

ESB Financial Corporation	73	2006 Annual Report

Stock and Dividend Information (continued)

Performance Graph

The following graph compared the yearly cumulative total return on the common stock over a five-year measurement period with the yearly cumulative total return on the stocks included in (i) the NASDAQ – Total US companies and (ii) the SNL Securities All Banks and Thrifts Index. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable year.

ESB Financial Corporation	74	2006 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 18, 2007, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank	PennFirst Financial Services, Inc.
ESB Financial Services, Inc.	ESB Capital Trust II
AMSCO, Inc.	ESB Statutory Trust III
ESB Bank Building Associates	ESB Capital Trust IV
AMS Ventures, LLC	THF, Inc d/b/a Elite Settlement Services
Madison Woods Joint Venture
McCormick Place Associates
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
Springfield Partners, LP

Independent Registered Public Accounting Firm	Special Counsel

SR Snodgrass, AC	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	75	2006 Annual Report

Audit Committee

ESB Financial Corporation	76	2006 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Charles Delman
Chairman of the Board	Retired Chairman, President & CEO - ESB Bancorp, Inc.
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Director, President & CEO -Ellwood City Hospital

Charlotte A. Zuschlag	Lloyd L. Kildoo
President & Chief Executive Officer	Owner & Funeral Director - Glenn-Kildoo Funeral Homes

James P. Wetzel, Jr.
Retired President & CEO - PHSB Financial Corporation

ESB BANK

William B. Salsgiver	Johanna C. Guehl
Chairman of the Board	Owner- Law Offices of Johanna C. Guehl
A Principal - Perry Homes	Affiliate - Kathy L. Hess & Associates, CPA’s

Herbert S. Skuba	Lloyd L. Kildoo
Vice Chairman of the Board	Owner & Funeral Director - Glenn-Kildoo Funeral Homes
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Mario J. Manna
President & Chief Executive Officer	Retired Tax Collector - Borough of Coraopolis

Raymond K. Aiken	Joseph W. Snyder
Retired President & COO - Lockhart Chemical Co.	Sourcing Agent - Equitable Resources, Inc.

Joseph D. Belas	Jefrey F. Wall
Retired Director- PHSB Financial Corporation	Vice President/Operations - R.J. Rhodes Transit, Inc.

Charles Delman	James P. Wetzel, Jr.
Retired Chairman, President & CEO - ESB Bancorp, Inc.	Retired President & CEO - PHSB Financial Corporation

ESB BANK- DIRECTOR EMERITUS

Guy Dille, CPA	Edward W. Preskar, RA
Retired Chief Financial Officer -Williams & Company, Inc.	Retired Director of Facilities- School District of Pittsburgh

ESB Financial Corporation	77	2006 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	Vice Presidents
Chairman of the Board	Deborah A. Allen
Charlotte A. Zuschlag	Kathleen A. Bender
President & Chief Executive Officer	Charlotte M. Bolinger
Thomas E. Campbell
Group Senior Vice Presidents	John R. Fogg
Thomas F. Angotti - Administration	Louis C. Frischkorn
Charles P. Evanoski - Chief Financial Officer	Nancy A. Glitsch
Frank D. Martz- Operations & Corporate Secretary	Deborah S. Goehring
Todd F. Palkovich - Lending	Peter J. Greco
Paul F. Hoyson
Senior Vice Presidents	Brian W. Hulme
Robert A. Ackerman- Audit & Loan Review	Mary Ann Leonardo
Richard E. Canonge- Treasurer	Sally A. Mannarino
Robert J. Colalella- Marketing, Facilities & CRA officer	Larry Mastrean
John W. Donaldson II- Lending	Joseph R. Pollock, III
Teresa Krukenberg- Operations	Wayne G. Zerishnek
Ronald J. Mannarino- Asset/Liability Management	Pamela K. Zikeli
Mark A. Platz- Information Technology
Ronald E. Pompeani- Lending	Assistant Vice Presidents
Marilyn Scripko- Lending	Susan B. Antolic
John T. Stunda- Human Resources	Janet S. Barletta
Bonita L. Wadding- Controller	James D. Bish
Judy L. Diesing
ESB BANK, ADVISORY BOARD	Susan C. Fisher
Charles Delman	Theresa A. Gerst
Retired Chairman, President & CEO -ESB Bancorp, Inc.	Christine L. Gillen
George C. Dorsch	Margaret A. Haefele
Retired Engineer -	G. Fred Knopp, Jr.
Dept. of Transportation, Commonwealth of Pennsylvania	David L. Kramer
Dr. Allan Gastfriend	Mary C. Magestro
Retired Dentist	Barbara E. Martinelli
Watson F. McGaughey, Jr.	Beth A. McClymonds
Retired President - McGaughey Buses, Inc.	Marianne L. Mills
Donald R. Miller	Ann R. Nelson
Retired President - Miller & Sons Chevrolet	Jonathan D. Newell
Deborah F. Pagley
ESB BANK	Timothy S. Robinson
William B. Salsgiver	Cynthia L. Scaramazza
Chairman of the Board	Jackie A. Smith
Charlotte A. Zuschlag	Linda Smith
President & Chief Executive Officer	Kathy A. Smyth
Sharon L. Speicher
Group Senior Vice Presidents	Karla L. Spinelli
Thomas F. Angotti	Joyce A. Stellitano
Charles P. Evanoski	Robert Tatka
Frank D. Martz	Volynda Teets
Todd F. Palkovich	Sara F. Vattimo
Janice L. Voynik
Senior Vice Presidents
Robert A. Ackerman	Assistant Secretaries
Richard E. Canonge	Linda A. MacMurdo
Robert J. Colalella	Dana M. Martz
John W. Donaldson II	Robin Scheffler
Teresa Krukenberg
Ronald J. Mannarino	THF, Inc.
Mark A. Platz	Rocco Abbatangelo - President
Ronald E. Pompeani
Marilyn Scripko
John T. Stunda
Bonita L. Wadding

ESB Financial Corporation	78	2006 Annual Report

Board of Directors

Board of Directors of ESB Bank, are, seated from left, William B. Salsgiver, Charles Delman, Guy Dille (Director Emeritus), Raymond K. Aiken, Lloyd L. Kildoo and Edward W. Preskar (Director Emeritus). Standing from left are Herbert S. Skuba, Charlotte A. Zuschlag, Joseph W. Snyder, Jefrey F. Wall, Johanna C. Guehl, James P. Wetzel, Joseph D. Belas and Mario J. Manna.

ESB Financial Corporation	79	2006 Annual Report

Quarter Century Club

ESB Financial Corporation	80	2006 Annual Report

Office Locations and Financial Services Managers

ALIQUIPPA	CORAOPOLIS	NEW BRIGHTON
Janet Barletta, Financial Services Manager	Larry Mastrean, Regional Financial Services Manager	G. Fredd Knopp Jr, Financial Services Manager
Phone: 724-378-4436	Phone: 412-264-8862	Phone: 724-846-4920
Fax: 724-378-1204	Fax: 412-264-5960	Fax: 724-846-7805
2301 Sheffield Road	900 Fifth Avenue	800 Third Avenue
Aliquippa, PA 15001	Coraopolis, PA 15108	New Brighton, PA 15066

AMBRIDGE	DARLINGTON	NORTH SHORE
Jackie Smith, Financial Services Manager	Christine Gillen, Financial Services Manager	Theresa Gerst, Financial Services Manager
Phone: 724-266-5002	Phone: 724-827-8500	Phone: 412-231-7297
Fax: 724-266-6178	Fax: 724-827-8502	Fax: 412-231-4097
506 Merchant Street	233 Second Street, PO Box 305	807 Middle Street
Ambridge, PA 15003	Darlington, PA 16115	Pittsburgh, PA 15212

BALDWIN	ELLWOOD CITY	NORTHERN LIGHTS
Sharon Speicher, Financial Services Manager	Pamela Zikeli, Regional Financial Services Manager	Janice Voynik, Financial Services Manager
Phone: 412-655-8670	Phone: 724-758-5584	Phone: 724-869-2193
Fax: 412-655-8116	Fax: 724-758-0576	Fax: 724-869-2196
5035 Curry Road	600 Lawrence Avenue	1555 Beaver Road
Pittsburgh, PA 15236	Ellwood City, PA 16117	Baden, PA 15005

BEAVER	FOX CHAPEL	SHENANGO TOWNSHIP
Linda Smith, Financial Services Manager	Joyce Stellitano, Financial Services Manager	Charlotte Bolinger, Financial Services Manager
Phone: 724-775-1052	Phone: 412-782-6500	Phone: 724-654-7781
Fax: 724-775-6687	Fax: 412-782-1279	Fax: 724-654-1643
701 Corporation Street	1060 Freeport Road	Lawrence Village Plaza
Beaver, PA 15009	Pittsburgh, PA 15238	New Castle, PA 16101

BEAVER FALLS	FRANKLIN TOWNSHIP	SPRING HILL
Susan Fisher, Financial Services Manager	Thomas Campbell, Financial Services Manager	Marianne Mills, Financial Services Manager
Phone: 724-847-4004	Phone: 724-752-2500	Phone: 412-231-0819
Fax: 724-846-0718	Fax: 724-752-2502	Fax: 412-231-0822
1427 Seventh Avenue	1793 Mercer Road	Itin & Rhine Streets
Beaver Falls, PA 15010	Ellwood City, PA 16117	Pittsburgh, PA 15212

BEECHVIEW	HOPEWELL TOWNSHIP	TROY HILL
Barbara Martinelli, Financial Services Manager	Karla Spinelli, Financial Services Manager	Margaret Haefele, Financial Services Manager
Phone: 412-344-7211	Phone: 724-378-0505	Phone: 412-231-8238
Fax: 412-344-7213	Fax: 724-378-0530	Fax: 412-231-1910
1550 Beechview Avenue	2293 Broadhead Road	1706 Lowrie Street
Pittsburgh, PA 15216	Aliquippa, PA 15001	Pittsburgh, PA 15212

CENTER TOWNSHIP	NESHANNOCK TOWNSHIP	WEXFORD
Judy Diesing, Financial Services Manager	Deborah Goehring, Financial Services Manager	Deborah Allen, Regional Financial Services Manager
Phone: 724-774-0332	Phone: 724-658-8825	Phone: 724-934-8989
Fax: 724-774-7869	Fax: 724-658-5483	Fax: 724-934-3026
3531 Broadhead Road	3360 Wilmington Road	101 Wexford-Bayne Road
Monaca, PA 15061	New Castle, PA 16105	Wexford, PA 15090

CHIPPEWA TOWNSHIP		ZELIENOPLE
David Kramer, Financial Services Manager		Cynthia Scaramazza, Financial Services Manager
Phone: 724-846-6200		Phone: 724-452-6500
Fax: 724-846-6242		Fax: 724-452-6503
2521 Darlington Road		17 Northgate Plaza Unit 22
Beaver Falls, PA 15010		Harmony, PA 16037

ESB Financial Corporation	81	2006 Annual Report

Coming in the Spring of 2007

Our New Shenango Township Office

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Phone: (724) 758-5584