Form 10-K, Exhibit 13
period 2007-12-31
ESB FINANCIAL CORP
filed 2008-03-17
CIK 872835

EXHIBIT 13

Table of Contents

Consolidated Financial Highlights	1
Letter to Shareholders	3
Selected Consolidated Financial Data	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Consolidated Financial Statements	28
Notes to Consolidated Financial Statements	33
Report of Independent Registered Public Accounting Firm	66
Management’s Reports to ESB Financial Corporation Shareholders	67
Stock and Dividend Information	68
Corporate Information	71
Board of Directors	72
Corporate Officers, Advisory Board and Bank Officers	73
Office Locations and Financial Services Managers	inside back cover

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary, ESB Bank.

ESB Bank is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2007, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

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

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2007	2006	Change
Total assets	$1,880,235	$1,922,722	(2%)
Securities available for sale	1,059,972	1,143,924	(7%)
Loans receivable, net	624,251	589,642	6%
Total deposits	842,854	823,644	2%
Borrowed funds, including junior subordinated notes	876,727	951,153	(8%)
Stockholders’ equity	132,845	128,535	3%
Net interest income	24,983	28,667	(13%)
Net income	7,661	10,616	(28%)
Net income per share (diluted)	$0.61	$0.83	(27%)
Cash dividends declared per share	$0.40	$0.40	—
Return on average assets	0.40%	0.56%	(29%)
Return on average stockholders’ equity	5.98%	8.55%	(30%)

ESB Financial Corporation	1	2007 Annual Report

Consolidated Financial Highlights (continued)

Net Loans Receivable (in millions)	Noninterest Expense to Average Assets

Non-performing loans to total loans	Total Deposits (in millions)

ESB Financial Corporation	2	2007 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

The year 2007 reflected a continuation of events that challenged financial institutions and provided a very difficult banking climate. The inverted yield curve and intense competition on deposit pricing pressured net interest margins. Additionally, the sub-prime mortgage financial crisis of 2007 has resulted in a significant slowdown in the housing market, growth in mortgage foreclosures, and financial losses for several of our competitors. Despite these challenges, I believe ESB will emerge from this hostile environment as a stronger more productive Company, well positioned for continued success.

As with most financial institutions, our interest rate margins continued to decrease based on the pressures of the current economic environment resulting in a decline in income from the previous year. During 2007, the Company posted earnings per diluted share of $0.61 on net income of $7.7 million compared to net income of $10.6 million or $0.83 per diluted share for 2006. While disappointed in the year end results, I am encouraged by the actions taken by Management and the Board in 2007 to continue to work towards higher net interest margins and better operating performance in future periods.

As appropriate responses to these external circumstances, we have initiated or reinforced actions in accordance with our fundamental business strategies that have provided sustained results to our shareholders since 1990. These strategies include prudent asset and liability risk management, operational productivity and efficiency, strong credit quality, a managed risk profile, application of enhanced technology, and meeting the needs of our customers and communities.

The actions we have taken to navigate in this environment include:

•

Maintaining and reinforcing our high credit standards as evidenced by our favorable asset quality ratios detailed in this report. Despite the turmoil in the residential real estate market in 2007 and in the face of extraordinary market conditions, I am pleased to report that we have been successful in maintaining asset quality and have been minimally impacted by the sub-prime mortgage and credit issues that are currently impacting other financial institutions;

•

Constantly monitoring all aspects of the Company’s operations for cost management and reductions including the review of all vendor relationships, employee benefits, and personnel staffing requirements. These efforts have maintained our low level of non-interest expenses over the last three years;

•

We continually seek sound revenue enhancing opportunities through the further development of our affiliation with Raymond James Financial Services and Nationwide Insurance, selective expansion of our real estate joint venture activities and the development and introduction of new deposit and loan related products and services;

•

Continuing to make investments and enhancements in technology that allow us to offer many new and competitive products and services, to function more efficiently, and to enhance the customer service experience. I encourage you to visit us at www.esbbank.com to be aware of the current and proposed enhanced customer products and services available to meet your financial services needs;and

•

Defining success more broadly than just the financial results. We also define it by our community involvement, both financially and through volunteerism. Through our “Casual for Charity Day” program, nearly $25,000 was donated in 2007 to organizations including Project Bundle-Up, Habitat for Humanity, Girls Hope and The American Heart Association. We also support and encourage our employees to actively participate in community programs. During 2007, 126 employees donated a total of approximately 4,600 community service hours to organizations ranging from schools, churches and volunteer fire departments to youth organizations and participation in charitable fundraisers.

ESB Financial Corporation	3	2007 Annual Report

Letter to Shareholders (continued)

Dividends

I am pleased to report that during 2007, the Company maintained the current $0.10 per share quarterly cash dividend, which extends our record of paying cash dividends to 70 consecutive quarters. As in previous years, the Board of Directors approved a common stock repurchase program and, for the year, the Company repurchased approximately 509,000 shares at a cost of $5.4 million.

Branch Office

In May, the Bank relocated its branch office in Shenango Township, New Castle, Pennsylvania to an expanded free standing facility located directly across from the Bank’s previous location in Lawrence Village Plaza. This full service facility will afford our customers a large lobby, safe deposit boxes, six teller windows, three drive thru lanes, a full service 24-hour ATM machine and night drop box.

In Appreciation

We offer special thanks to Thomas F. Angotti, Group Senior Vice President of Administration, on his retirement from the Company in December 2007. We thank Tom for over 20 years of service, contributions, guidance and accomplishments to the Company and its predecessors. His leadership, keen insights, and his interpersonal skills will be missed, as will be his good humor. He has provided exemplary service to our Bank, our community, and our shareholders and we extend our cordial best wishes for the future.

The Year Ahead

With the current difficulties facing the financial industry expected to continue into 2008, we believe net income may remain under pressure for the immediate future. However, given the Bank’s capital position and strong asset quality, we believe we are well positioned to successfully endure the current interest rate environment.

We sincerely thank our shareholders for their confidence, our customers for their loyalty and patronage, our employees for their dedication and efforts, our Officers for their leadership, and the Board of Directors for serving our shareholders well in this challenging business environment.

Sincerely,

/s/ Charlotte A. Zuschlag
Charlotte A. Zuschlag
President and Chief Executive Officer

ESB Financial Corporation	4	2007 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
	2007	2006	2005 (1)	2004	2003
Financial Condition Data
Total assets	$1,880,235	$1,922,722	$1,852,779	$1,394,515	$1,365,780
Securities	1,059,972	1,143,924	1,117,063	929,794	928,936
Loans receivable, net	624,251	589,642	540,277	343,524	322,454
Deposits	842,854	823,644	834,530	580,346	603,046
Borrowed funds, including subordinated debt	876,727	951,153	869,242	702,773	652,489
Stockholders’ equity	132,845	128,535	126,877	97,801	96,871
Stockholders’ equity per common share	$10.71	$10.00	$9.58	$9.16	$8.98

	For the year ended December 31,
	2007	2006	2005(1)	2004	2003
Operations Data
Net interest income	$24,983	$28,667	$30,530	$25,229	$21,615
Provision for (recovery of) loan losses	865	1,113	568	206	(106)

Net interest income after provision for (recovery of) loan losses	24,118	27,554	29,962	25,023	21,721
Noninterest income	7,216	7,786	3,142	6,960	7,791
Noninterest expense	23,273	23,407	23,115	20,157	19,177

Income before income taxes	8,061	11,933	9,989	11,826	10,335
Provision for income taxes	400	1,317	810	1,836	1,811

Net income	$7,661	$10,616	$9,179	$9,990	$8,524

Net income per common share:
Basic	$0.62	$0.84	$0.73	$0.98	$0.84
Diluted	$0.61	$0.83	$0.71	$0.94	$0.80

	As of or for the year ended December 31,
	2007	2006	2005 (1)	2004	2003
Other Data
Performance Ratios (for the year ended)
Return on average assets	0.40%	0.56%	0.52%	0.73%	0.63%
Return on average equity	5.98%	8.55%	7.16%	10.38%	8.75%
Average equity to average assets	6.74%	6.57%	7.28%	6.99%	7.22%
Interest rate spread (2)	1.38%	1.63%	1.93%	2.04%	1.77%
Net interest margin (2)	1.57%	1.79%	2.06%	2.15%	1.89%
Efficiency ratio	63.88%	57.27%	55.84%	56.71%	59.94%
Noninterest expense to average assets	1.22%	1.24%	1.31%	1.47%	1.42%
Dividend payout ratio (3)	65.57%	48.19%	56.34%	42.55%	45.83%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.36%	0.49%	0.67%	0.64%	0.51%
Non-performing assets to total assets	0.23%	0.22%	0.27%	0.26%	0.22%
Allowance for loan losses to total loans	0.85%	0.84%	0.86%	1.06%	1.17%
Allowance for loan losses to non-performing loans	236.21%	171.75%	127.26%	165.20%	228.20%
Capital Ratios (as of year end)
Stockholders’ equity to assets	7.07%	6.69%	6.85%	7.01%	7.09%
Tangible stockholders’ equity to tangible assets	4.78%	4.71%	4.72%	6.13%	5.96%

(1)	Selected consolidated financial data for 2005 reflects increases due to the acquisition of PHSB Financial Corporation.
(2)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(3)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	5	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary, ESB Bank (ESB or the Bank). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, ESB Capital Trust II (Trust II), ESB Statutory Trust III (Trust III) and ESB Capital Trust IV (Trust IV), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public by the Company, and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

ESB is a Pennsylvania chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which, at December 31, 2007, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

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

During the year ended December 31, 2007, the Company reported a decrease to overall earnings of $2.9 million, or 27.8%, compared to the year ended December 31, 2006. The income for the year reflects compression to the net interest margin which is the effect of a sustained inverted yield curve which existed for the greater portion of 2007. Although the Company realized an increase to interest income of approximately $3.1 million, or 3.3%, over last year, interest expense increased by approximately $6.8 million, or 10.3% during the same period. The result was a decrease of 22 basis points to the Company’s net interest margin. The Federal Reserve reduced its federal funds target rate 100 basis points in 2007 to 4.25%. However, this reduction did not occur until September 2007 and followed an extended period, since June 2004, of increases to short term rates resulting in a net increase of 300 basis points to the federal funds target rate. Traditionally as short term interest rates rise, the Company’s cost of funds rises accordingly and subsequently causes compression to the Company’s net interest margin. The Company’s cost of funds primarily consists of the interest bearing demand and time deposits which incurred an increase of 48 basis points to a cost of 3.54% for 2007 as compared to 3.06% for 2006. During 2006, that same cost increased 75 basis points as compared to 2.31% for 2005. The cost of funds also consists of wholesale borrowings which increased 37 basis points to 4.82% for 2007, as compared to 4.45% for 2006. During 2006 the cost of wholesale borrowings had increased 62 basis points as compared to 3.83% for 2005.

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

ESB Financial Corporation	6	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company has utilized a wholesale strategy since its initial public offering in 1990. The Company manages this strategy through its interest rate risk management on a macro level. The wholesale strategy operates with a lower cost of operations, although with lower interest rate spreads and, therefore, at a lower margin than the retail operations of the Company. This strategy historically produces wider margins during periods of lower short-term interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in rapidly rising rates and rapidly declining rates as well as a sustained inverted yield curve. During 2007, this wholesale leverage strategy accounted for $4.6 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $27.8 million.

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to three years on the wholesale borrowings; (2) purchasing interest rate caps; (3) providing structure in the investment portfolio in the form of corporate bonds and municipals securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

In addition to managing the net interest margin in the current rate environment, management was diligent in controlling operating expenses in 2007. Operating expenses, without the effect of the minority interest from joint ventures, were held below the 2006 and 2005 levels. Finally, management was successful in maintaining asset quality as the Company has only been minimally impacted by the sub prime mortgage and credit issues that are currently affecting the financial industry. Our percentage of non performing loans to total loans was 0.36% for 2007 compared to 0.49% for 2006 and our non performing assets to total assets was 0.23% in 2007 compared to 0.22% in 2006.

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

ESB Financial Corporation	7	2007 Annual Report

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

Significant Financial Events in 2007

In April 2007, the Company terminated its cash flow hedge by selling the interest rate caps and repaying the associated borrowings. The loss on the sale of the interest rate caps of approximately $690,000 was offset by gains of approximately $706,000 recognized on the sale of securities. The Company expects this transaction to positively impact the net interest margin over the next two to three years.

Significant Financial Events in 2006

Sale of VISA Credit Card Portfolio

During 2006, the Company sold its credit card portfolio. The portfolio had a balance of approximately $2.0 million and was sold at a 10% premium, with the exception of the Company’s business accounts, delinquent accounts and a recourse reserve. In connection with the sale, the Company reported a gain of approximately $177,000.

ESB Financial Corporation	8	2007 Annual Report

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

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company recognized other than temporary impairment losses on securities available for sale of $141,000 in 2007. The Company did not recognize any other than temporary impairment losses on securities in 2006.

ESB Financial Corporation	9	2007 Annual Report

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

The allowance for loan losses at December 31, 2007 was $5.4 million, compared to $5.1 million at December 31, 2006, allocated as follows: $1.8 million, or 33.0%, for residential loans, $1.7 million, or 31.1%, for commercial real estate, $349,000, or 6.5%, for commercial business loans, and $1.6 million, or 29.4%, for consumer loans. The variance in the allowance from 2007 to 2006 is primarily the result of an increase in the allowance related to real estate loans and commercial loans. The primary reason for this increase was growth in the residential and commercial loan portfolios.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 142 (FAS No. 142) “Goodwill and Other Intangible Assets”, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2007, the Company had $2.4 million of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

FAS No. 142 requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. At December 31, 2007, the Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

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

ESB Financial Corporation	10	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Changes in Financial Condition

General. The Company’s total assets decreased $42.5 million, or 2.2%, to $1.88 billion at December 31, 2007 from $1.92 billion at December 31, 2006. This decrease was primarily composed of net decreases in cash and cash equivalents, securities available for sale, loans held for sale, accrued interest receivable, Federal Home Loan Bank (FHLB) stock, intangible assets and prepaid expenses and other assets of $3.4 million, $84.0 million, $190,000, $232,000, $2.9 million, $746,000 and $3.9 million, respectively. Partially offset by increases in loans receivable, premises and equipment, real estate acquired through foreclosure, real estate held for investment and bank owned life insurance (BOLI) of $34.6 million, $716,000, $609,000, $16.4 million and $473,000, respectively.

The decrease in the Company’s total assets reflects a corresponding decrease in total liabilities of $46.8 million, or 2.6%, to $1.75 billion at December 31, 2007 compared to $1.79 billion at December 31, 2006 and an increase in total stockholders’ equity of $4.3 million, or 3.4%, to $132.8 million at December 31, 2007 from $128.5 million at December 31, 2006. The decrease in total liabilities was primarily due to decreases in FHLB advances, repurchase agreements and accrued expenses and other liabilities of $69.6 million, $5.0 million and $956,000, respectively. These decreases were partially offset by increases to deposits, other borrowings, junior subordinated notes, advance payments by borrowers for taxes and insurance and accounts payable for land development of $19.2 million, $65,000, $75,000, $152,000 and $9.2 million, respectively. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income of $173,000, $2.2 million and $5.5 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) and unvested shares held by the management recognition plan (MRP) of $941,000 and $50,000, respectively. These items were partially offset by an increase in treasury stock of $4.6 million.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $3.4 million, or 15.2%, to $19.3 million at December 31, 2007 from $22.7 million at December 31, 2006. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities. The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications. The Company’s securities portfolio decreased a net $84.0 million or 7.3% to $1.1 billion at December 31, 2007. During 2007, the Company recorded purchases of available for sale securities of $150.3 million consisting primarily of $122.8 million of mortgage-backed securities, $23.5 million of municipal bonds, $3.8 million of corporate bonds and $206,000 of equity securities. Offsetting the purchases were $165.1 million of maturities and repayments of principal, and $77.0 million of securities sold consisting primarily of $48.8 million of mortgage-backed securities, $1.2 million of equity securities, and $27.0 million of municipal bonds, an increase in the market value on securities available for sale of $8.0 million (before taxes) during the year and $1.0 million due to the amortization of premiums and a gain on sale of securities of $735,000. Unrealized pre-tax gains/losses (fair value adjustments) on available for sale securities was a $1.4 million gain as of December 31, 2007 compared to a $6.6 million loss as of December 31, 2006. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized.

The Company’s investment strategy for 2007 was to de-leverage a portion of its wholesale strategy using repayments on securities to repay short term borrowings. This strategy was intended to reduce the Company’s balance sheet while strengthening its capital position. The Company continued to purchase a blend of fixed and adjustable rate product when the ten year treasury bond was in a favorable position. This strategy was consistent with the Company’s business plan which depicted a de-leveraging strategy as part of the Company’s plan to operate in a sustained inverted yield curve.

ESB Financial Corporation	11	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $34.6 million, or 5.9%, to $624.3 million at December 31, 2007 from $589.6 million at December 31, 2006. Included in this increase were increases in mortgage loans and other loans of $23.2 million, or 5.1%, and $6.6 million, or 4.3%, respectively and a decrease in loans in process of $5.2 million, or 30.7%, partially offset by increases in the allowance for loan losses of approximately $301,000, or 5.9%. Additionally, the increase in net loans receivable is reflected in originations of $148.9 million, partially offset by repayments of $114.1 million that occurred on both fixed and adjustable rate loans. The yield on the loan portfolio increased to 6.31% at December 31, 2007 from 6.20% at December 31, 2006.

Non-performing assets. Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and troubled debt restructuring (TDR). Non-performing assets increased slightly to $4.3 million, or 0.23%, of total assets at December 31, 2007 from $4.2 million, or 0.22%, of total assets at December 31, 2006. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDR of $2.0 million, $1.7 million, $270,000 and $266,000, respectively, at December 31, 2007 and $2.7 million, $1.1 million, $189,000 and $268,000, respectively, at December 31, 2006. Of the $1.7 million in REO at December 31, 2007, $1.3 million relates to three unfinished spec homes and a residential building lot that the Company acquired via judicial sale in 2006. The Company has contracted to have the unfinished spec homes completed and these homes are being marketed through a local real estate agency.

Accrued interest receivable. Accrued interest receivable decreased by $232,000, or 2.4%, to $9.6 million at December 31, 2007 as compared to $9.9 million at December 31, 2006. This decrease was a result of the decrease in the balance and yields on the securities available for sale portfolio, partially offset by increases in balance and yields on the loans receivable portfolios.

FHLB stock. FHLB stock decreased $2.9 million, or 8.4%, to $31.5 million at December 31, 2007 from $34.3 million at December 31, 2006. The decrease is the result of a decrease in the outstanding balance of the FHLB advances to $628.7 million at December 31, 2007 from $698.2 million at December 31, 2006. The Bank is required to maintain an investment in capital stock of the FHLB of approximately 5.0% of its outstanding notes payable to the FHLB of Pittsburgh.

Premises and equipment. Premises and equipment increased $716,000, or 6.4%, to $11.9 million at December 31, 2007 from $11.2 million at December 31, 2006. During 2007, the Company completed construction of a branch office in Shenango Township to replace the existing location in a local strip mall. The Company incurred costs of approximately $844,000 in 2007 related to this construction. Additionally, the Company had purchases of data processing equipment of approximately $170,000 for improvements to its core system, regulatory and accounting software.

Real estate held for investment. The Company’s real estate held for investment increased $16.4 million, or 82.5%, to $36.3 million at December 31, 2007 from $19.9 million at December 31, 2006. This increase is the result of the origination in 2007 of an additional joint venture Belle Vue Park, partially offset by sales activity in the joint ventures in which the Company has a 51% ownership. For a complete description of the existing projects see “Item 1. Business –Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

ESB Financial Corporation	12	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Intangible assets. Intangible assets decreased $746,000, or 23.1%, to $2.5 million at December 31, 2007 from $3.2 million at December 31, 2006. The decrease primarily resulted from amortization of the core deposit intangible created through acquisitions of approximately $715,000. Additionally, the mortgage servicing asset, resulting from the loan sale and securitization in 2002 experienced amortization of approximately $31,000 in 2007.

Prepaid expenses and other assets. Prepaid expenses and other assets decreased $3.9 million, or 22.0%, to $13.6 million at December 31, 2007 from $17.5 million at December 31, 2006. The decrease resulted primarily from decreases to deferred tax asset, interest rate cap contracts, miscellaneous receivable, advanced costs for joint ventures and prepaid federal income taxes of $3.1 million, $308,000, $378,000, $238,000 and $1.1 million, respectively.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of Workingmens Savings Bank’s BOLI of $1.3 million and an addition to the original policy of $3.5 million. The cash surrender value of the BOLI as of December 31, 2007 was $28.0 million.

Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $842.9 million, or 49.0%, of the Company’s total funding sources at December 31, 2007. Total deposits increased $19.2 million, or 2.3%, to $842.9 million at December 31, 2007 from $823.6 million at December 31, 2006. For the year, the Company’s interest-bearing demand and savings deposits increased $315,000, or 0.1%, time deposits increased $18.0 million, or 3.3%, and noninterest-bearing deposits increased $869,000, or 1.6%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance increased $152,000, or 6.3%, to $2.6 million at December 31, 2007 from $2.4 million at December 31, 2006 due to the increase in the net loans receivable as well as changes in assessed values of the properties held as collateral.

Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $74.4 million, or 7.8%, to $876.7 million at December 31, 2007 from $951.2 million at December 31, 2006. FHLB advances decreased $69.6 million, or 10.0%, repurchase agreements decreased $5.0 million, or 2.7%, other borrowings increased $65,000, or 0.5%, and junior subordinated notes increased $75,000, or 0.2%.

Accrued expenses and other liabilities. Accrued expenses and other liabilities decreased $956,000, or 7.1%, to $12.6 million at December 31, 2007 from $13.5 million at December 31, 2006. These decreases are primarily due to decreases in payables related to the joint ventures, accrued interest on borrowings and accrued interest on deposits of approximately $583,000, $393,000 and $22,000, respectively.

Accounts payable for land development. Accounts payable for land development increased by $9.2 million to $12.7 million at December 31, 2007. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The increase is primarily due to the Company’s Belle Vue Park joint venture which was added in 2007.

ESB Financial Corporation	13	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Stockholders’ equity. Stockholders’ equity increased by $4.3 million, or 3.4%, to $132.8 million at December 31, 2007 from $128.5 million at December 31, 2006. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income of $173,000, $2.2 million and $5.5 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) and unvested shares held by the management recognition plan (MRP) of $941,000 and $50,000, respectively. These items were partially offset by an increase in treasury stock of $4.6 million.

Results of Operations

General. The Company reported net income of $7.7 million, $10.6 million and $9.2 million in 2007, 2006, and 2005, respectively.

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

ESB Financial Corporation	14	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	Year ended December 31,
	2007			2006			2005
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$950,433	$48,848	5.14%	$982,294	$48,790	4.97%	$923,901	$42,031	4.55%
Taxable adjustable corporate bonds AFS	48,604	3,090	6.36%	51,270	3,062	5.97%	51,255	2,133	4.16%
Tax-exempt securities available for sale	109,024	4,927	6.85%	112,506	5,328	7.18%	114,677	5,605	7.41%

	1,108,061	56,865	5.36%	1,146,070	57,180	5.23%	1,089,833	49,769	4.83%

Mortgage loans	451,331	27,785	6.16%	412,968	25,166	6.09%	344,217	20,556	5.97%
Other loans	148,375	9,897	6.67%	147,463	9,468	6.42%	136,896	8,270	6.04%
Tax-exempt loans	11,977	586	7.41%	12,796	595	7.05%	13,089	614	7.11%

	611,683	38,268	6.31%	573,227	35,229	6.20%	494,202	29,440	6.02%

Cash equivalents	17,727	464	2.62%	14,093	348	2.47%	17,541	230	1.31%
FHLB stock	33,052	1,987	6.01%	34,709	1,714	4.94%	34,403	914	2.66%

	50,779	2,451	4.83%	48,802	2,062	4.23%	51,944	1,144	2.20%

Total interest-earning assets	1,770,523	97,584	5.67%	1,768,099	94,471	5.52%	1,635,979	80,353	5.11%
Other noninterest-earning assets	129,907	—	—	123,171	—	—	126,263	—	—

Total assets	$1,900,430	$97,584	5.28%	$1,891,270	$94,471	5.16%	$1,762,242	$80,353	4.74%

Interest-bearing liabilities:
Interest-bearing demand deposits	$224,099	$1,779	0.79%	$235,197	$1,470	0.63%	$261,233	$1,433	0.55%
Time deposits	557,808	25,927	4.65%	528,435	21,882	4.14%	484,828	15,813	3.26%

	781,907	27,706	3.54%	763,632	23,352	3.06%	746,061	17,246	2.31%

FHLB advances	657,267	31,274	4.76%	709,690	30,854	4.35%	675,819	25,771	3.81%
Repurchase agreements	188,458	9,371	4.97%	148,292	7,114	4.80%	77,833	2,812	3.61%
Other borrowings	14,410	776	5.39%	18,297	1,058	5.78%	18,895	1,042	5.51%

	860,135	41,421	4.82%	876,279	39,026	4.45%	772,547	29,625	3.83%

Preferred securities- fixed	36,083	2,111	5.85%	36,083	2,118	5.87%	31,573	1,940	6.14%
Preferred securities- adjustable	15,399	1,363	8.85%	15,324	1,308	8.54%	15,249	1,012	6.64%

	51,482	3,474	6.75%	51,407	3,426	6.66%	46,822	2,952	6.30%

Total interest-bearing liabilities	1,693,524	72,601	4.29%	1,691,318	65,804	3.89%	1,565,430	49,823	3.18%
Noninterest-bearing demand deposits	58,549	—		55,857	—	—	49,587	—	—
Other noninterest-bearing liabilities	20,237	—	—	19,909	—	—	19,010	—	—

Total liabilities	1,772,310	72,601	4.10%	1,767,084	65,804	3.72%	1,634,027	49,823	3.05%
Stockholders’ equity	128,120	—	—	124,186	—	—	128,215	—	—

Total liabilities and equity	$1,900,430	$72,601	3.82%	$1,891,270	$65,804	3.48%	$1,762,242	$49,823	2.83%

Net interest income		$24,983			$28,667			$30,530

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			1.38%			1.63%			1.93%

Net interest margin (net interest income as a percentage of average interest-earning assets)			1.57%			1.79%			2.06%

ESB Financial Corporation	15	2007 Annual Report

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

(Dollar amounts in thousands)	2007 vs. 2006			2006 vs. 2005
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$(1,925)	$1,610	$(315)	$2,653	$4,758	$7,411
Loans	2,397	642	3,039	4,832	957	5,789
Cash equivalents	94	22	116	(52)	170	118
FHLB stock	(85)	358	273	8	792	800

Total interest-earning assets	481	2,632	3,113	7,441	6,677	14,118

Interest expense:
Deposits	570	3,784	4,354	415	5,691	6,106
FHLB advances	(2,374)	2,794	420	1,339	3,744	5,083
Repurchase agreements	1,989	268	2,257	3,158	1,144	4,302
Other borrowings	(213)	(69)	(282)	(34)	50	16
Subordinated debt	5	43	48	300	174	474

Total interest-bearing liabilities	(23)	6,820	6,797	5,178	10,803	15,981

Net interest income	$504	$(4,188)	$(3,684)	$2,263	$(4,126)	$(1,863)

2007 Results Compared to 2006 Results

General. The Company reported net income of $7.7 million and $10.6 million for 2007 and 2006, respectively. The $2.9 million, or 27.8%, decrease in net income between 2007 and 2006 can primarily be attributed to an increase in interest expense of $6.8 million and a decrease in noninterest income of $570,000, partially offset by an increase in interest income of $3.1 million and decreases in provision for loan losses, noninterest expense and provision for income taxes of $248,000, $134,000 and $917,000, respectively.

Net interest income. Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. As a result of the inverted yield curve net interest income decreased by $3.7 million, or 12.9%, to $25.0 million for 2007, compared to $28.7 million for 2006. This decrease in net interest income can be attributed to an increase in interest expense of $6.8 million, or 10.3%, which was only partially offset by an increase in interest income of $3.1 million, or 3.3%. The increase to interest expense reflects a steadily rising cost of funds as the Company continues to operate in an increasingly competitive rate environment.

ESB Financial Corporation	16	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income. Interest income increased $3.1 million, or 3.3%, to $97.6 million for 2007, compared to $94.5 million for 2006. This increase in interest income can be attributed to an increase in interest earned on loans receivable, FHLB stock and cash equivalents of $3.0 million, $273,000, and $116,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. Partially offsetting these increases was a decrease in interest earned on securities available for sale of $315,000.

Interest earned on loans receivable increased $3.0 million, or 8.6%, to $38.3 million for 2007, compared to $35.2 million for 2006. This increase was attributable to an increase in the average balance of loans outstanding of $38.5 million, or 6.7%, to $611.7 million for the year ended December 31, 2007, as compared to $573.2 million for the year ended December 31, 2006. Additionally, the yield on the portfolio increased to 6.31% at December 31, 2007 as compared to 6.20% at December 31, 2006. The increase in loans is primarily attributed to growth in the residential mortgage loan portfolio.

Interest earned on securities decreased $315,000, or 0.6%, to $56.9 million for 2007 compared to $57.2 million for 2006. This decrease was primarily attributable to a decrease in the average balance of securities of $38.0 million, or 3.3%, partially offset by an increase in the tax equivalent yield on the portfolio of 13 basis points to 5.36% for 2007, compared to 5.23% for 2006. The reduction to the average balance of the securities portfolio is due to the Company’s investment strategy for 2007 which was to de-leverage a portion of its wholesale strategy by using repayments on securities to repay short term borrowings. This strategy was intended to reduce the Company’s balance sheet while strengthening its capital position. The Company continued to purchase a limited blend of fixed and adjustable rate product when the ten year treasury bond was in a favorable position.

Income from FHLB stock increased $273,000, or 15.9%, to $2.0 million for 2007, compared to $1.7 million for 2006. This increase can be primarily attributed to an increase in the yield of 107 basis points on FHLB stock to 6.01% for 2007 compared to 4.94% for 2006, partially offset by a decrease in the average balance of $1.6 million to $33.1 million at December 31, 2007 from $34.7 million at December 31, 2006.

Interest earned on cash equivalents increased $116,000, or 33.3%, to $464,000 for 2007, compared to $348,000 for 2006 as the average balance increased $3.6 million to $17.7 million at December 31, 2007 compared to $14.1 million at December 31, 2006 and the yield increased to 2.62% for 2007, compared to 2.47% for 2006.

Interest expense. Interest expense increased $6.8 million, or 10.3%, to $72.6 million for 2007, compared to $65.8 million for 2006. This increase in interest expense can be attributed to increases in interest incurred on deposits, borrowed funds and junior subordinated notes of $4.4 million, $2.4 million and $48,000, respectively.

Interest incurred on deposits increased $4.4 million, or 18.7%, to $27.7 million for 2007, compared to $23.4 million for 2006. This increase was primarily attributable to an increase in the cost of deposits to 3.54% in 2007 from 3.06% in 2006, and to a lesser extent, an increase of $18.3 million, or 2.4%, in the average balance of interest-bearing deposits to $781.9 million for 2007 as compared to $763.6 million for 2006. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements, the largest components of the Company’s interest-bearing liabilities, increased $2.4 million, or 6.1%, to $41.4 million for 2007, compared to $39.0 million for 2006. This increase was primarily attributable to an increase in the cost of these funds to 4.82% for 2007 compared to 4.45% for 2006 partially offset by a decrease in the average balance of borrowed funds of $16.1 million, or 1.8%, to $860.1 million for 2007, compared to $876.3 million for 2006. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its long-standing policy of laddering the maturities of borrowings up to a three year period. This strategy allows the Company the

ESB Financial Corporation	17	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

flexibility to alter its borrowing structure quarterly. During 2007, the Bank had maturing long-term borrowings, defined as borrowings with original terms greater than one year, of $238.7 million at an average rate of 3.75% replaced with borrowings of $230.0 million at an average rate of 4.78% which caused an increase in the cost of those borrowings by 103 basis points.

Interest expense on junior subordinated notes increased $48,000, or 1.4%, to $3.5 million at December 31, 2007 from $3.4 million at December 31, 2006. This increase was primarily attributable to an increase in the cost of these funds to 6.75% for 2007, compared to 6.66% for 2006.

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses decreased $248,000 to $865,000 for the year ended December 31, 2007 compared to $1.1 million for the same period last year. These provisions were part of the normal operations of the Company for 2007. As a result of the provision for loan losses during 2007 and 2006, the Company’s allowance for loan losses amounted to $5.4 million, or 0.85%, of the Company’s total loan portfolio at December 31, 2007, compared to $5.1 million, or 0.84%, at December 31, 2006. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2007 and December 31, 2006 was 236.21% and 171.75%, respectively.

Noninterest income. Noninterest income decreased $570,000, or 7.3%, to $7.2 million for 2007, compared to $7.8 million for 2006. This decrease can be attributed to decreases to net gain on sale of loans, net realized gain on sale of securities available for sale and income from real estate joint ventures of $179,000, $576,000 and $75,000, respectively, partially offset by increases in fees and service charges, cash surrender value of bank owned life insurance and other income of $89,000, $97,000 and $74,000, respectively.

Net gain on sale of loans decreased $179,000 to $7,000 for 2007, compared to $186,000 for 2006. During 2006 the Company sold its credit card portfolio which resulted in a gain of approximately $177,000. The portfolio had a balance of approximately $2.0 million and was sold at a 10% premium, with the exception of the Company’s business accounts, delinquent accounts and a recourse reserve.

Net realized gain (loss) on sale of investments increased by $114,000 and net loss on sale of derivatives increased by $690,000 to reflect an overall loss of $96,000 for 2007 as compared to a gain of $480,000 for 2006. In 2007 the Company terminated its cash flow hedge. During 2006, the Company restructured approximately $73.8 million of its investment portfolio consisting of both fixed and adjustable rate mortgage-backed securities as well as municipal bonds. The proceeds were reinvested primarily into twenty and thirty year fixed rate mortgage-backed securities and, to a lesser extent, adjustable rate mortgage-backed securities.

Income from real estate joint ventures decreased a nominal $75,000, or 3.9%, to $1.8 million for 2007 compared to $1.9 million for 2006. The joint ventures originated in 2007 should begin to experience sales activity in 2008.

Fees and service charges increased a nominal $89,000, or 2.4%, to $3.8 million for 2007, compared to $3.7 million for 2006. These increases are primarily attributed to increase in fees on our checking and savings products of approximately $148,000, or 5.8%, over last year. Included in the $148,000 increase in fees was an increase of $411,000 to fees on NOW accounts primarily due to increased participation in our platinum overdraft program and ESB Rewards program for debit card holders, partially offset by decreases to ATM fees of $263,000. The platinum overdraft program is a service provided by the Bank which enables customers limited ability to overdraft their checking accounts without the Bank returning the check. The ESB Rewards program offers customers the ability to earn points, based on debit card usage, which can be redeemed for prizes.

ESB Financial Corporation	18	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Offsetting the increase to fees related to checking and savings were decreases to various loan fees, primarily due to the decrease in loan originations of $35.2 million when compared to 2006.

Noninterest expense. Noninterest expenses decreased $134,000, or 0.6%, to $23.3 million for 2007, compared to $23.4 million for 2006. This decrease can be primarily attributed to decreases in amortization of intangible assets, minority interest and other expenses of $117,000, $31,000 and $133,000, respectively. Partially offsetting these decreases was an increase in data processing of $170,000.

Amortization of intangible assets decreased $117,000, or 14.1%, to $715,000 for 2007, compared to $832,000 for 2006. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $601,000, $494,000, $413,000, $332,000, $251,000 and $264,000 for the years 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

Minority interest decreased $31,000, or 4.9%, to $606,000 for 2007, compared to $637,000 for 2006. This decrease is directly related to the decrease in income from real estate joint ventures and represents the portion of the profits on the consolidated joint ventures earned by the partners.

Miscellaneous other expenses which consist primarily of professional fees, forms and supplies, bank charges, postage, insurance expenses, organizational dues, ATM expenses and net carrying costs associated with real estate owned decreased by $133,000, or 3.4%, to $3.8 million for 2007 as compared to $4.0 million for 2006. The decrease is primarily related to decreases in provision for losses associated with real estate owned.

Data processing expense increased $170,000, or 9.8%, to $1.9 million for 2007, compared to $1.7 million for 2006. This increase is primarily related to increases in software service contracts, depreciation and data processing fees of $52,000, $14,000 and $99,000, respectively.

Provision for income taxes. The provision for income taxes decreased $917,000, or 69.6%, to $400,000 for 2007 as compared to $1.3 million in 2006. The effective tax rate for 2007 was 5.0% compared to 11.0% for 2006. This is primarily due to the $3.9 million, or 32.5%, decrease in pre-tax income. The tax rate was further decreased by approximately 7.2% as a result of the percentage of tax-free income in 2007 as compared to 2006.

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

ESB Financial Corporation	19	2007 Annual Report

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

ESB Financial Corporation	20	2007 Annual Report

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

Interest expense on junior subordinated notes increased $474,000, or 16.1%, to $3.4 million at December 31, 2006 from $3.0 million at December 31, 2005. This increase was primarily attributable to an increase in the average balance of the subordinated debt of $4.6 million to $51.4 million at December 31, 2006 from $46.8 million at December 31, 2005 and to a lesser extent to an increase in the cost of these funds to 6.66% for 2006, compared to 6.30% for 2005. These increases were the result of the Company’s issuance of $35.0 million fixed/floating rate preferred securities at a rate of 6.03% in conjunction with the acquisition of PHSB in February 2005, which existed for the entire period in 2006 as opposed to a partial period in 2005.

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

ESB Financial Corporation	21	2007 Annual Report

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

ESB Financial Corporation	22	2007 Annual Report

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

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans and (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements.

As of December 31, 2007, the implementation of these asset and liability initiatives resulted in the following: (i) $190.2 million or 29.8% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $91.5 million or 27.0% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs and (iii) $303.2 million or 33.9% of the Company’s portfolio of mortgage-backed securities were secured by ARMs.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2007, the Company’s interest-earning assets maturing or repricing within one year totaled $478.4 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $890.8 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $412.4 million or a negative 21.9% of total assets. At December 31, 2007, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 53.7%. The Company strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets.

ESB Financial Corporation	23	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2007 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$324,392	$154,031	$501,909	$280,480	$466,732	$1,727,544
Total interest-bearing liabilities	683,886	206,892	615,608	75,904	134,791	1,717,081

Maturity or repricing gap during the period	$(359,494)	$(52,861)	$(113,699)	$204,576	$331,941	$10,463

Cumulative gap	$(359,494)	$(412,355)	$(526,054)	$(321,478)	$10,463

Ratio of gap during the period to total assets	(19.12%)	(2.81%)	(6.05%)	10.88%	17.65%

Ratio of cumulative gap to total assets	(19.12%)	(21.93%)	(27.98%)	(17.10%)	0.56%

Total assets						$1,880,235

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

Interest Rate Sensitivity Simulation Analysis

The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee (ALCO) of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

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

ESB Financial Corporation	24	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Economic Value of Equity (EVE). EVE is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, the Company strives to maintain the EVE increase or decrease to no more than approximately 50% of stockholders equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2007 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2007 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2007 for the change in EVE:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	(1.24%)	(2.91%)	(0.48%)	(4.43%)
Return on average equity - increase (decrease)	(2.24%)	(5.83%)	(1.05%)	(9.12%)
Diluted earnings per share - increase (decrease)	(2.45%)	(5.98%)	(1.22%)	(9.51%)
EVE - increase (decrease)	(25.19%)	(56.52%)	9.15%	5.25%

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

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	0.17%	(0.08%)	(1.81%)	(3.98%)
Return on average equity - increase (decrease)	(0.03%)	(0.62%)	(4.24%)	(9.16%)
Diluted earnings per share - increase (decrease)	0.00%	(0.55%)	(4.40%)	(9.37%)
EVE - increase (decrease)	(27.69%)	(59.06%)	9.57%	(3.09%)

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

ESB Financial Corporation	25	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

competition and industry conditions. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. The Company measures its liquidity position on an ongoing basis and estimates how funding requirements are likely to evolve over time. Liquidity management is integral to other key elements such as capital adequacy, asset quality and profitability and is a fundamental component in the safe and sound management of the Company. The Company supports the process of liquidity planning by assessing potential future liquidity needs and taking into account various possible changes in economic, market, political, regulatory and other external or internal conditions. Such planning involves identifying known, expected and potential cash outflows and weighing alternative business management strategies to ensure adequate cash inflows. The Board of Directors has approved a Liquidity Policy and has designated the ALCO to oversee compliance of this policy. The ALCO has assigned responsibility of the management and supervision of the overall liquidity to the Investment Committee.

Net cash provided by operating activities totaled $12.7 million for the year ended December 31, 2007. Net cash provided by operating activities was primarily comprised of net income of $7.7 million and depreciation for premises and equipment, provision for loan losses, amortization of premiums, proceeds from sale of loans available for sale, amortization of intangible assets and compensation expense on ESOP and MRP of $1.0 million, $865,000, $1.9 million, $390,000, $715,000 and $965,000, respectively, partially offset by a decrease in accrued expenses and other liabilities of $1.6 million.

Funds provided by investing activities totaled $49.2 million during the year ended December 31, 2007. Primary sources of funds during the period included repayments of loans and securities of $114.1 million and $165.1 million, respectively, proceeds from the sale of securities of $77.0 million and proceeds from real estate held for investment of $12.3 million. These sources were offset by uses of $148.9 million for loan originations and purchases, $150.3 million for purchases of securities and $21.7 million for funding of real estate held for investment.

Funds used by financing activities totaled $65.4 million for the year ended December 31, 2007. The primary uses of funds were for repayments of long and short term borrowings, fund dividends paid and purchase treasury stock of $230.9 million, $95.9 million, $5.1 million and $5.4 million, respectively. The primary sources of funds included proceeds from long-term borrowings of $252.3 million and an increase in deposits of $19.2 million. Included in the repayment of long-tem debt is approximately $945,000 of principal payments on the loan for the Company’s leveraged ESOP.

At December 31, 2007, the total approved loan commitments outstanding amounted to $39.2 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $69.3 million and the unadvanced portion of construction loans approximated $11.7 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2007 totaled $439.0 million.

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

ESB Financial Corporation	26	2007 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s contractual obligations at December 31, 2007 are as follows:

	Payment due by period
(Dollar amounts in thousands) Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations (1)	$819,784	$282,015	$458,640	$2,564	$76,565
Time deposits (1)	242,581	114,994	120,580	5,796	1,211
Operating lease obligations	372	160	212	—	—
Supplemental executive retirement plan	3,412	45	170	170	3,027
Directors’ retirement plan	951	87	221	290	353

Total Contractual Obligations	$1,067,100	$397,301	$579,823	$8,820	$81,156

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis points over those levels to be considered well capitalized. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2007, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and risk-based capital ratios of 7.3% and 15.0%, respectively.

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	27	2007 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2007	2006
Assets
Cash on hand and in banks	$5,229	$4,777
Interest-earning deposits	13,795	17,811
Federal funds sold	234	113

Cash and cash equivalents	19,258	22,701
Securities available for sale; cost of $1,058,538 and $1,150,555	1,059,972	1,143,924
Loans receivable, net of allowance for loan losses of $5,414 and $5,113	624,251	589,642
Loans held for sale	—	190
Accrued interest receivable	9,639	9,871
Federal Home Loan Bank (FHLB) stock	31,450	34,343
Premises and equipment, net	11,945	11,229
Real estate acquired through foreclosure, net	1,692	1,083
Real estate held for investment	36,318	19,902
Goodwill	41,599	41,599
Intangible assets	2,485	3,231
Bank owned life insurance	27,998	27,525
Prepaid expenses and other assets	13,628	17,482

Total assets	$1,880,235	$1,922,722

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$842,854	$823,644
FHLB advances	628,666	698,232
Repurchase agreements	182,000	187,000
Other borrowings	14,542	14,477
Junior subordinated notes	51,519	51,444
Advance payments by borrowers for taxes and insurance	2,579	2,427
Accrued expenses and other liabilities	12,550	13,506
Accounts payable for land development	12,680	3,457

Total liabilities	1,747,390	1,794,187

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 30,000,000 shares authorized;
13,806,812 and 13,806,812 shares issued;
12,407,064 and 12,852,705 shares outstanding	138	138
Additional paid-in capital	101,020	100,847
Treasury stock, at cost; 1,399,748 and 954,107 shares	(16,688)	(12,126)
Unearned Employee Stock Ownership Plan (ESOP) shares	(2,571)	(3,512)
Unvested shares held by Management Recognition Plan (MRP)	(136)	(186)
Retained earnings	50,818	48,626
Accumulated other comprehensive income (loss), net	264	(5,252)

Total stockholders’ equity	132,845	128,535

Total liabilities and stockholders’ equity	$1,880,235	$1,922,722

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	28	2007 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2007	2006	2005
Interest income:
Loans receivable	$38,268	$35,229	$29,440
Taxable securities available for sale	51,938	51,852	44,164
Tax-exempt securities available for sale	4,927	5,328	5,605
FHLB stock	1,987	1,714	914
Interest-earning deposits and federal funds sold	464	348	230

Total interest income	97,584	94,471	80,353

Interest expense:
Deposits	27,706	23,352	17,246
FHLB advances and repurchase agreements	41,421	39,026	29,625
Junior subordinated notes	3,474	3,426	2,952

Total interest expense	72,601	65,804	49,823

Net interest income	24,983	28,667	30,530
Provision for loan losses	865	1,113	568

Net interest income after provision for loan losses	24,118	27,554	29,962

Noninterest income:
Fees and service charges	3,787	3,698	3,437
Net gain on sale of loans	7	186	19
Increase of cash surrender value of bank owned life insurance	1,104	1,007	932
Net realized gain (loss) on sale of securities available for sale	594	480	(2,909)
Net realized loss on sale of derivatives	(690)	—	—
Income from real estate joint ventures	1,827	1,902	1,064
Other	587	513	599

Total noninterest income	7,216	7,786	3,142

Noninterest expense:
Compensation and employee benefits	13,236	13,249	12,727
Premises and equipment	2,465	2,443	2,564
Data processing	1,906	1,736	1,913
Amortization of intangible assets	715	832	854
Minority interest	606	637	303
Advertising	424	450	468
Other	3,921	4,060	4,286

Total noninterest expense	23,273	23,407	23,115

Income before provision for income taxes	8,061	11,933	9,989
Provision for income taxes	400	1,317	810

Net income	$7,661	$10,616	$9,179

Net income per share:
Basic	$0.62	$0.84	$0.73
Diluted	$0.61	$0.83	$0.71
Cash dividends declared per share	$0.40	$0.40	$0.40
Weighted average shares outstanding	12,403,495	12,670,216	12,598,842
Weighted average shares and share equivalents outstanding	12,529,668	12,849,602	12,853,836

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2007 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Unvested MRP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Total stockholders’ equity
Balance at January 1, 2005	$109	$60,940	$(3,394)	$(5,518)	$(332)	$40,408	$5,588	$97,801
Comprehensive results:
Net income	—	—	—	—	—	9,179	—	9,179
Other comprehensive results, net	—	—	—	—	—	—	(11,218)	(11,218)
Reclassification adjustment	—	—	—	—	—	—	365	365

Total comprehensive results	—	—	—	—	—	9,179	(10,853)	(1,674)
Common stock issued as a result of the acquisition of PHSB.	29	39,473	—	—	—	—	—	39,502
Cash dividends at $0.40 per share	—	—	—	—	—	(5,164)	—	(5,164)
Purchase of treasury stock, at cost (400,031 shares)	—	—	(5,302)	—	—	—	—	(5,302)
Reissuance of treasury stock for stock option exercises	—	—	1,262	—	—	(944)	—	318
Compensation expense on ESOP	—	170	—	1,024	—	—	—	1,194
Tax effect of compensatory stock options	—	98	—	—	—	—	—	98
Issuance of MRP shares	—	9	—	—	(9)	—	—	—
Accrued compensation expense MRP	—	—	—	—	104	—	—	104

Balance at December 31, 2005	138	100,690	(7,434)	(4,494)	(237)	43,479	(5,265)	126,877

Comprehensive results:
Net income	—	—	—	—	—	10,616	—	10,616
Other comprehensive results, net	—	—	—	—	—	—	736	736
Reclassification adjustment	—	—	—	—	—	—	(163)	(163)

Total comprehensive results	—	—	—	—	—	10,616	573	11,189
Cumulative effect of change in accounting for post-retirement benefits, net of taxes of $288	—	—	—	—	—	—	(560)	(560)
Cash dividends at $0.40 per share	—	—	—	—	—	(5,027)	—	(5,027)
Purchase of treasury stock, at cost (441,395 shares)	—	—	(5,311)	—	—	—	—	(5,311)
Reissuance of treasury stock for stock option exercises	—	—	619	—	—	(442)	—	177
Compensation expense on ESOP	—	54	—	982	—	—	—	1,036
Tax effect of compensatory stock options	—	45	—	—	—	—	—	45
Effect of compensation expense for stock options	—	61	—	—	—	—	—	61
Forfeitures of MRP shares	—	(3)	—	—	3	—	—	—
Accrued compensation expense MRP	—	—	—	—	48	—	—	48

Balance at December 31, 2006	138	100,847	(12,126)	(3,512)	(186)	48,626	(5,252)	128,535

Comprehensive results:
Net income	—	—	—	—	—	7,661	—	7,661
Other comprehensive results, net	—	—	—	—	—	—	5,908	5,908
Reclassification adjustment	—	—	—	—	—	—	(392)	(392)

Total comprehensive results	—	—	—	—	—	7,661	5,516	13,177
Cash dividends at $0.40 per share	—	—	—	—	—	(4,946)	—	(4,946)
Purchase of treasury stock, at cost (508,834 shares)	—	—	(5,374)	—	—	—	—	(5,374)
Reissuance of treasury stock for stock option exercises	—	—	812	—	—	(523)	—	289
Compensation expense on ESOP	—	(26)	—	941	—	—	—	915
Tax effect of compensatory stock options	—	97	—	—	—	—	—	97
Effect of compensation expense for stock options	—	102	—	—	—	—	—	102
Accrued compensation expense MRP	—	—	—	—	50	—	—	50

Balance at December 31, 2007	$138	$101,020	$(16,688)	$(2,571)	$(136)	$50,818	$264	$132,845

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2007 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2007	2006	2005
Operating activities:
Net income	$7,661	$10,616	$9,179
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	1,027	1,036	1,221
Provision for loan losses	865	1,113	568
Amortization of premiums	1,885	2,248	3,767
Origination of loans held for sale	(193)	(573)	(1,319)
Proceeds from sale of loans available for sale	390	392	1,338
(Gain) loss on sale of securities available for sale	(594)	(480)	2,909
Gain on sale of loans available for sale	(7)	(9)	(19)
Loss on sale of derivatives	690	—	—
Amortization of intangible assets	715	868	872
Compensation expense on ESOP and MRP	965	1,084	1,271
Compensation expense on stock options	102	61	—
Increases in Bank Owned Life Insurance	(838)	(1,007)	(694)
Decrease (increase) in accrued interest receivable	232	(181)	(1,847)
Decrease (increase) in prepaid expenses and other assets	1,336	(849)	4,449
Decrease in accrued expenses and other liabilities	(1,646)	(2,925)	(1,512)
Other	104	708	541

Net cash provided by operating activities	12,694	12,102	20,724

Investing activities:
Loan originations and purchases	(148,932)	(184,164)	(206,820)
Purchases of:
Securities available for sale	(150,282)	(285,810)	(493,903)
FHLB stock	(9,201)	(9,579)	—
Premises and equipment	(1,758)	(1,271)	(438)
Principal repayments of:
Loans receivable	114,107	129,261	157,125
Securities available for sale	165,098	184,660	218,846
Proceeds from the sale of:
Securities available for sale	76,973	73,900	212,831
Loans available for sale	—	2,228	—
Real Estate acquired through foreclosure	157	1,156	127
Premises and equipment	—	94	1,459
Proceeds from Bank Owned Life Insurance	365	—	—
Redemption of FHLB stock	12,094	8,145	1,880
Payment for purchase of PHSB, net of cash acquired	—	—	(16,338)
Funding of real estate held for investment	(21,708)	(8,174)	(29,867)
Proceeds from real estate held for investment	12,326	11,313	23,189

Net cash provided by (used in) investing activities	49,239	(78,241)	(131,909)

Financing activities:
Net increase (decrease) in deposits	19,210	(10,886)	10,624
Proceeds from long-term borrowings	252,328	301,570	290,140
Repayments of long-term borrowings	(230,945)	(209,823)	(146,830)
Net decrease in short-term borrowings	(95,884)	(9,911)	(58,254)
Issuance of junior subordinated notes	—	—	36,083
Proceeds received from exercise of stock options	386	222	318
Dividends paid	(5,097)	(5,236)	(5,082)
Payments to acquire treasury stock	(5,374)	(5,311)	(5,302)

Net cash (used in) provided by financing activities	(65,376)	60,625	121,697

Net (decrease) increase in cash and cash equivalents	(3,443)	(5,514)	10,512
Cash and cash equivalents at beginning of period	22,701	28,215	17,703

Cash and cash equivalents at end of period	$19,258	$22,701	$28,215

Continued

ESB Financial Corporation	31	2007 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2007	2006	2005
Supplemental information:

Interest paid	$73,020	$64,968	$52,255
Income taxes paid	1,507	1,997	1,863

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	477	1,222	118
Dividends declared but not paid	1,255	1,253	1,325

The Company purchased all of the common stock of PHSB for $79.7 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
Fair value of assets acquired	$—	$—	$338,146
Stock issued for the purchase of PHSB common stock	—	—	(39,502)
Cash paid for PHSB common stock	—	—	(40,238)
Liabilities assumed	—	—	(292,878)

	$—	$—	$(34,472)

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	32	2007 Annual Report

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Principles of Consolidation

ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank (ESB or the Bank), PennFirst Financial Services, Inc., THF, Inc. (THF), AMSCO, Inc. (AMSCO) and ESB Financial Services, Inc. ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank.

AMSCO is engaged in real estate development and construction of 1- 4 family residential units independently or in conjunction with its joint ventures. The Bank has provided all development and construction financing. The joint ventures which are 51% owned or greater by AMSCO have been included in the consolidated financial statements and are reflected within other noninterest income or expense. The Bank’s loans to AMSCO and related interest have been eliminated in consolidation.

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

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2007, the Company was doing business through 23 full service banking branches, one loan production office, and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $626,000 and $2.5 million during the year 2007 and 2006, respectively.

ESB Financial Corporation	33	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

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

ESB Financial Corporation	34	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

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

Mortgage loans on one-to four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as less than 90 days, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower’s prior payment record and the amount of shortfall in relation to the principal and interest owed.

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

ESB Financial Corporation	35	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2007 and 2006, respectively. The Company adopted the provisions of FAS No. 142, under which the Company ceased amortizing goodwill and instead evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level were estimated as of October 31, 2007 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $2.5 million and $3.2 million at December 31, 2007 and 2006, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total, $601,000, $494,000, $413,000, $332,000, $251,000 and $264,000 for the years 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

Mortgage Servicing Assets

The servicing asset recorded in connection with the whole loan sale and securitization of a portion of the Company’s 1- 4 family residential mortgage loan portfolio during 2002 was $1.2 million. At December 31, 2007, the remaining balance and fair value of the servicing asset was $106,000, which is recorded in other assets. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. There was no impairment valuation at December 31, 2007 and 2006, respectively. The amortization taken on the servicing asset for the year ended December 31, 2007 and 2006 was $31,000 and $37,000, respectively. The Company had total loans serviced for others of $23.2 million, $25.2 million and $30.0 million at December 31, 2007, 2006 and 2005, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Bank-Owned Life Insurance (BOLI)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increases in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated statements of financial condition, and any increases in cash surrender value are recorded as noninterest income on the consolidated statement of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit.

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

ESB Financial Corporation	36	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

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

In April 2007, the Company terminated its cash flow hedge by selling the interest rate caps and repaying the associated borrowings. The loss on the sale of the interest rate caps of approximately $690,000 was offset by gains of approximately $706,000 recognized on the sale of securities. The Company expects this transaction to positively impact the net interest margin over the next two to three years.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued No. 123R (FAS No. 123R),

Share-Based Payment which revised FAS No. 123, Accounting for Stock-Based Compensation, and superseded Accounting Principles Bulletin (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. FAS No. 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS No. 123R on January 1, 2006 and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) are recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare FAS No. 123 pro-forma disclosures.

Prior to adopting FAS No. 123R, the Company accounted for share-based payment awards using the intrinsic value method of APB 25 and related interpretations. Under APB 25, the Company did not record compensation expense for employee share options, unless the awards were modified, because the share options were granted with exercise prices equal to or greater that the fair value of our stock on the date of the grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the year ended December 31, 2005, had we accounted for our share-based compensation plans using the fair value method of FAS No. 123:

ESB Financial Corporation	37	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

(Dollar amounts in thousands, except share data)	2005
Net income, as reported	$9,179
Compensation expense, under FAS 123, net of tax	(194)

Net Income	$8,985
Basic net income per share, as reported	$0.73
Pro-Forma basic net income per share	$0.71

Diluted net income per share, as reported	$0.71
Pro-Forma diluted net income per share	$0.70

During the years ended December 31, 2007 and 2006, the Company recorded $102,000 and $61,000, respectively, in compensation expense and tax benefits of $11,000 and $7,000, respectively, related to our share-based compensation awards. As of December 31, 2007, there was approximately $160,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2006. That cost is expected to be recognized over the next three years. Additionally, there was approximately $201,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2007. That cost is expected to be recognized over the next four years.

FAS 123R requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Prior to the adoption of FAS 123R, such excess tax benefits were presented as operating cash flows. Accordingly, $97,000 and $45,000 in excess tax benefits has been classified as a financing cash inflow for the years ended December 31, 2007 and 2006 in the Consolidated Statement of Cash Flows. Such excess tax benefits amounted to $98,000 for the year ended December 31, 2005 and are included in operating cash flows.

For purposes of computing results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each option is amortized into compensation expense on a straight line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	2007	2006	2005
Assumptions
Volatility	35.80%	34.85%	22.00%
Interest Rates	3.63%	4.70%	4.98%
Dividend Yields	3.96%	3.72%	3.38%
Weighted Average Life ( in years)	6.6	5.4	5.6

The weighted average fair value of each stock option granted for 2007, 2006 and 2005 was $2.69, $2.93 and $2.92, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $281,000, $179,000 and $362,000, respectively

ESB Financial Corporation	38	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)	2007	2006	2005
Net income	$7,661	$10,616	$9,179
Weighted-average common shares outstanding	12,403	12,670	12,599

Basic earnings per share	$0.62	$0.84	$0.73

Weighted-average common shares outstanding	12,403	12,670	12,599
Common stock equivalents due to effect of stock options	127	180	255

Total weighted-average common shares and equivalents	12,530	12,850	12,854

Diluted earnings per share	$0.61	$0.83	$0.71

The unallocated shares controlled by the ESOP of 234,809 and 320,723 at December 31, 2007 and December 31, 2006, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account.

Options to purchase 97,092 shares of common stock at a weighted average exercise price of $10.83 per share expiring November 2012, 85,010 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013, 88,740 shares of common stock at a weighted average exercise price of $14.50 per share expiring November 2014, 82,300 shares of common stock at a weighted average exercise price of $12.20 per share expiring June 2015, 16,660 shares of common stock at a weighted average exercise price of $12.40 per share expiring June 2015 and 94,480 shares of common stock at a weighted average exercise price of $10.75 per share expiring November 2016 were outstanding as of December 31, 2007 but were not included in the computation of diluted earnings per share for 2007 because the options’ exercise price was greater than the average market price of the common shares.

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

ESB Financial Corporation	39	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

Effect of Recent Accounting and Regulatory Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the Issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the

ESB Financial Corporation	40	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF will not have a material effect on the Company’s results of operations or financial position.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 (“EITF 06-10”), Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the EITF will have on the Company’s results of operations.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11 (“EITF 06-11”), Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under FAS No. 123R, Share-Based Payment, and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the EITF will have on the Company’s results of operations.

2.	Securities

The following table summarizes the Company’s securities as of December 31:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2007:
Trust Preferred securities	$500	$—	$(16)	$484
Municipal securities	107,499	2,374	(172)	109,701
Equity securities	794	51	(31)	814
Corporate bonds	59,381	148	(4,982)	54,547
Mortgage-backed securities	890,364	7,407	(3,345)	894,426

	$1,058,538	$9,980	$(8,546)	$1,059,972

December 31, 2006:
Trust Preferred securities	$500	$—	$(3)	$497
Municipal securities	109,817	4,094	(13)	113,898
Equity securities	1,555	542	(8)	2,089
Corporate bonds	65,097	131	(1,294)	63,934
Mortgage-backed securities	973,586	2,503	(12,583)	963,506

	$1,150,555	$7,270	$(13,901)	$1,143,924

The proceeds from the sale of securities as of December 31, 2007, 2006, and 2005 were $77.0 million, $73.9 million and $212.8 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $1.7 million and $944,000, respectively, in 2007, $1.7 million and $1.2 million, respectively, in 2006, $1.1 million and $4.0 million, respectively, in 2005. In addition, there were gross unrealized losses on sales of interest rate caps of $690,000 in 2007. In addition, impairment charges on available for sale securities of $141,000 and $44,000 were recorded for the years ended 2007

ESB Financial Corporation	41	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

and 2005, respectively, on equity securities that were deemed to be other-than temporarily impaired, no impairment charges were taken in the year ended December 31, 2006.

At December 31, 2007 and 2006, the Company did not have any municipal bonds, corporate bonds, equities or trust preferred securities whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

As of December 31, 2007

	Less than 12 Months			12 Months or more			Total
(Dollar amounts in thousands)	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses
Trust Preferred Securities	—	$—	$—	1	$484	$16	1	$484	$16
Municipal securities	14	12,475	141	2	1,742	31	16	14,217	172
Equity Securities	3	302	12	1	138	19	4	440	31
Corporate bonds	1	2,456	44	8	38,903	4,938	9	41,359	4,982
Mortgage-backed securities	2	5,346	25	129	391,413	3,320	131	396,759	3,345

	20	$20,579	$222	141	$432,680	$8,324	161	$453,259	$8,546

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

ESB Financial Corporation	42	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

recorded as other than temporary impairment losses, and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2007, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of an impairment in the credit quality of the securities, additionally, the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2007, excluding equity securities which have no maturity dates:

	Available for sale
(Dollar amounts in thousands)	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	5.99%	$11,038	$11,091
Due from one year to five years	5.17%	7,870	8,076
Due from five to ten years	4.76%	36,849	36,777
Due after ten years	5.22%	1,001,987	1,003,214

	5.21%	$1,057,744	$1,059,158

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $92.0 million and $61.0 million as of December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	43	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2007	2006
Mortgage loans:
Residential - single family	$314,438	$281,017
Residential - multi family	33,196	34,382
Commercial real estate	80,141	82,019
Construction	51,391	58,504

Subtotal mortgage loans	479,166	455,922

Other loans:
Consumer loans
Home equity loans	67,550	66,977
Dealer auto and RV loans	51,593	52,449
Other loans	11,336	12,987
Commercial business	29,164	20,620

Subtotal other loans	159,643	153,033

Total Loans Receivable	638,809	608,955

Less:
Allowance for loan losses	5,414	5,113
Deferred loan fees and net discounts	(2,576)	(2,709)
Loans in process	11,720	16,909

Net Loans Receivable	$624,251	$589,642

Loans held for sale

Mortgage loans:
Residential - single family	$—	$190

Non-performing loans, which include non-accrual loans and troubled debt restructuring, were $2.4 million and $3.0 million at December 31, 2007 and 2006, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)	2007	2006	2005
Interest income that would have been recorded	$171	$236	$355
Interest income recognized	88	113	193

Interest income foregone	$83	$123	$162

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	44	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)	Totals
Balance, December 31, 2004	$3,940
Allowance for loan losses of PHSB	1,406
Provision for loan losses	568
Charge offs	(1,151)
Recoveries	101

Balance, December 31, 2005	4,864
Provision for loan losses	1,113
Charge offs	(1,022)
Recoveries	158

Balance, December 31, 2006	5,113
Provision for loan losses	865
Charge offs	(841)
Recoveries	277

Balance, December 31, 2007	$5,414

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)	2007	2006	2005
Impaired loans with an allocated allowance	$419	$670	$1,479
Impaired loans without an allocated allowance	440	365	175

Total impaired loans	$859	$1,035	$1,654

Allocated allowance on impaired loans	$20	$88	$105
Portion of impaired loans on non-accrual	859	1,035	1,654
Average impaired loans	688	1,409	1,420
Income recognized on impaired loans	82	56	86

FAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

At December 31, 2007 and 2006, the Company conducted its business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

ESB Financial Corporation	45	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

4.	Investment Required by Regulation

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

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2007	2006
Land	$2,880	$2,680
Buildings and improvements	15,925	14,764
Leasehold improvements	836	1,025
Furniture, fixtures and equipment	9,089	10,407

	28,730	28,876
Less accumulated depreciation and amortization	16,785	17,647

	$11,945	$11,229

Depreciation expense for the years December 31, 2007, 2006 and 2005 were $1.0 million, $1.0 million, and $1.2 million, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $160,422, $147,922 and $63,337 for the years ended December 31, 2008, 2009 and 2010, respectively. Rent expense for the years ended December 31, 2007, 2006 and 2005 was $131,000, $169,000 and $132,000, respectively.

ESB Financial Corporation	46	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands) Type of accounts	2007		2006
	Amount	%	Amount	%
Noninterest-bearing deposits	$55,775	6.6%	$54,906	6.7%
NOW account deposits	96,566	11.5%	82,204	10.0%
Money Market deposits	25,509	3.0%	33,007	4.0%
Passbook account deposits	98,460	11.7%	105,009	12.7%
Time deposits	566,544	67.2%	548,518	66.6%

	$842,854	100.0%	$823,644	100.0%

Time deposits mature as follows:

Within one year	$438,957	52.1%	$430,405	52.3%
After one year through two years	78,601	9.3%	75,719	9.2%
After two years through three years	41,979	5.0%	31,049	3.8%
After three years through four years	4,305	0.5%	5,695	0.7%
After four years through five years	1,491	0.2%	4,164	0.5%
Thereafter	1,211	0.1%	1,486	0.2%

	$566,544	67.2%	$548,518	66.6%

The Company had a total of $149.9 million and $138.8 million in time deposits of $100,000 or more at December 31, 2007 and 2006, respectively. The Company had a total of $3.3 million and $2.8 million in Individual Retirement Account’s (IRA) of $250,000 or more at December 31, 2007 and 2006, respectively. Certificate of deposits in excess of $100,000 and individual retirement accounts in excess of $250,000 are not federally insured.

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2007	2006	2005
NOW account deposits	$1,235	$752	$580
Money Market deposits	128	215	309
Passbook account deposits	417	503	545
Time deposits	25,926	21,882	15,812

	$27,706	$23,352	$17,246

ESB Financial Corporation	47	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

(Dollar amounts in thousands)	2007		2006
	Weighted average rate	Amount	Weighted average rate	Amount
FHLB advances:
Due within 12 months	4.40%	$231,870	4.04%	$269,361
Due beyond 12 months but within 2 years	5.15%	231,750	4.41%	227,070
Due beyond 2 years but within 3 years	4.98%	165,000	5.24%	181,750
Due beyond 3 years but within 4 years	—	—	6.09%	20,000
Due beyond 5 years	1.00%	46	1.00%	51

		$628,666		$698,232

Repurchase agreements:
Due within 12 months	4.93%	$97,000	4.98%	$67,000
Due beyond 12 months but within 2 years	5.16%	50,000	4.77%	70,000
Due beyond 2 years but within 3 years	5.02%	10,000	5.16%	50,000
Due beyond 5 years	4.28%	25,000	—	—

		$182,000		$187,000

Other borrowings:

ESOP borrowings
Due within 12 months	5.25%	$945	5.25%	$945
Due beyond 12 months but within 2 years	5.25%	945	5.25%	945
Due beyond 2 years but within 3 years	5.25%	945	5.25%	945
Due beyond 3 years but within 4 years	—	—	5.25%	945

		$2,835		$3,780

Corporate borrowings
Due within 12 months	5.55%	$9,000	5.55%	$1,500
Due beyond 12 months but within 2 years	—	—	5.55%	9,000

		$9,000		$10,500

Treasury tax and loan note payable	4.00%	$143	5.04%	$197

Borrowings for joint ventures	7.75%	$2,564	—	$—

Junior subordinated notes
Due beyond 5 years	6.65%	$51,519	6.73%	$51,444

Included in the $628.7 million of FHLB advances at December 31, 2007 is approximately $45.0 million of convertible select advances. These advances reset to the three month LIBOR index and have various spreads and call dates. At the reset date, if the three month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. It has historically been the Company’s position to pay off the borrowing and replace it with fixed rate funding.

ESB Financial Corporation	48	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Included in the $182.0 million of repurchase agreements (REPO) is a $25.0 million structured REPO in which the Company pays a fixed rate of interest. After two years starting in April 2009 and every quarterly period thereafter, the counterparty has the right to terminate the transaction.

FHLB Advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2007, the Company had a maximum borrowing capacity with the FHLB of $886.5 million, with $257.8 million available for use.

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

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2007 was $201.4 million with an amortized cost of $200.2 million. The market value of the securities as of December 31, 2006 was $202.3 million with an amortized cost of $205.0 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the year ended December 31, 2007 and 2006.

As of December 31, 2007, and 2006, the Company had repurchase agreements outstanding with CitiGroup of $182.0 million and $167.0 million, respectively. As of December 31, 2006 the Company had outstanding repurchase agreements with Mellon of $20 million.

As of December 31, 2007, the market value of the collateral on the repurchase agreements with CitiGroup was greater than the borrowing leaving $19.4 million at risk with a weighted average maturity of 24 months.

Borrowings under repurchase agreements averaged $188.3 million, $151.0 million and $79.5 million during 2007, 2006 and 2005, respectively. The maximum amount outstanding at any month-end was $202.0 million, $193.0 million and $107.0 million during 2007, 2006 and 2005, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of .25% below the overnight federal funds rate.

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

ESB Financial Corporation	49	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Junior Subordinated Notes (continued)

by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $15,000 and $75,000 at December 31, 2007 and December 31, 2006, respectively, and are amortized on a level yield basis.

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $13,750 and $28,750 at December 31, 2007 and December 31, 2006, respectively, and are amortized on a level yield basis.

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

ESB Financial Corporation	50	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Junior Subordinated Notes (continued)

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

9.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2007	2006	2005
Current expense:
Federal	$1,738	$1,815	$1,527
State	42	1	39

	1,780	1,816	1,566

Deferred benefit:
Federal	(1,380)	(499)	(756)

	$400	$1,317	$810

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2007	2006	2005
Net (gain) loss on securities available for sale	$(3,099)	$(137)	$5,594
Net loss on interest rate cap contracts	—	32	—
Cumulative effect of change in accounting for post-retirement benefits	—	288	—
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	97	45	98

	$(3,002)	$228	$5,692

ESB Financial Corporation	51	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2007	2006
Deferred tax assets:
Allowances for losses on loans and real estate owned	$1,841	$1,738
General business credit	1,961	1,697
Minimum tax credit carry forward	3,787	3,303
Writedown of debt	58	109
Real estate acquired through foreclosure, net	159	127
Investment in securities available for sale	—	2,254
Interest rate cap contracts	—	358
Federal net operating loss carryover	—	6
State net operating loss carryover	235	235
Defined benefit plans	352	288
Other	865	701

Gross deferred tax assets	9,258	10,816
Deferred tax liabilities:
Investment in securities available for sale	487	—
Accretion of discounts	15	24
Core deposit intangible	809	1,024
Purchase price adjustments	284	361
Mortgage servicing rights	4	6
Other	180	267

Gross deferred tax liabilities	1,779	1,682

Net deferred tax asset	$7,479	$9,134

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with FAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $2.0 million will be available to reduce future federal income tax up to the year 2027. The alternative minimum tax credit of $3.8 million is available to reduce future regular income taxes over an indefinite period.

The deferred tax assets relating to the federal and state net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005. The state net operating loss carryforward of $3.6 million expires in 2024. These net operating losses were generated by Peoples Home Savings Bank and PHSB Financial Corporation in their final tax returns.

ESB Financial Corporation	52	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2007	2006	2005
Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(20.0%)	(14.6%)	(18.9%)
State income taxes, net of Federal income tax benefit	0.3%	—	0.3%
Earnings of BOLI	(4.7%)	(2.9%)	(3.2%)
Other, net	(4.6%)	(5.5%)	(4.1%)

Effective rate	5.0%	11.0%	8.1%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2006 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

The Company adopted the provisions of FIN No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN No. 48 did not have a significant impact on the Company’s financial statements.

10.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of

ESB Financial Corporation	53	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $248,000, $239,000 and $191,000 to the plan during 2007, 2006 and 2005, respectively.

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. Employees begin to participate in the plan January 1 of the year following their date of hire. Participants become 25% vested in their accounts after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

The purchase of shares of the Company’s stock by the ESOP is funded by a loan. Unreleased ESOP shares collateralize the loan payable, and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 5.25% and matures within the next 3 years. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

Dividends received on unallocated ESOP shares during 2007, 2006 and 2005 amounted to $119,698, $155,201 and $192,000, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.0 million, $1.0 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The ESOP incurred interest on the loan of $180,000, $230,000 and $279,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

During 2007, 2006 and 2005, the Company recognized compensation expense related to the ESOP of $915,000, $1.0 million and $1.2 million, respectively.

As of December 31, 2007 and 2006, the ESOP held a total of 1,604,618 and 1,605,354 shares, respectively, of the Company’s stock, and there were 234,809 and 320,723 unallocated shares, respectively, with a fair value of $2.3 million and $3.5 million, respectively. During 2007 and 2006, 85,914 and 89,726 shares were released for allocation, respectively.

ESB Financial Corporation	54	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

Stock Option Plans

The Company maintains various stock option plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Stock options are granted at an exercise price equal to the market price at the date of grant, the options vest over a specified time and are exercisable on the date they vest and have a maximum term of ten years. These terms are discretionary. Stock option activities under the Option Plans for the years ended December 31 are as follows:

	2007		2006		2005
	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	945,104	$9.89	921,401	$9.55	946,018	$8.88
Granted	95,150	10.11	95,345	10.75	100,910	12.24
Exercised	(63,193)	6.41	(46,949)	6.35	(88,095)	6.20
Expired	(28,911)	7.61	(24,693)	7.22	(37,432)	7.65

Outstanding at end of year	948,150	10.21	945,104	9.89	921,401	9.55

Exercisable at end of year	815,342	$10.19	868,960	$9.89	921,401	$9.55

The weighted-average fair values of options granted during 2007, 2006 and 2005 utilizing the Black-Scholes Valuation Model were $2.69, $2.93 and $ 2.92, respectively.

The following table summarizes certain characteristics of issued stock options as of December 31, 2007:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
1998	74,839	9.47	0.5
1998	17,393	4.05	0.9
1999	94,827	7.37	1.5
2000	111,828	6.01	2.4
2001	89,831	7.83	3.9
2002	97,092	10.83	4.9
2003	85,010	15.35	5.9
2004	88,740	14.50	6.9
2005	82,300	12.20	7.3
2005	16,660	12.40	7.3
2006	94,480	10.75	8.9
2007	95,150	10.11	9.9

	948,150	$10.21	5.2

Management Recognition Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2007, there were 11,646 shares held in the Management Recognition Plan (MRP) trust.

In November 2001, the Company awarded 13,000 shares to eligible individuals, 2,600 shares vested on the date of the grant. The remaining 10,400 shares vested over a four year period ending in 2005. This grant was adjusted for two 20% stock splits that occurred on October 25, 2002 and May 15, 2003.

ESB Financial Corporation	55	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

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

Compensation expense recognized in 2007, 2006 and 2005 was $49,000, $49,000 and $79,000, respectively. The Company is expected to recognize compensation expense of $50,000, $39,000, $39,000 and $39,000 for the years 2008, 2009, 2010 and 2011, respectively.

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer, and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 42,293 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2007, the participants in the plan had credited service under the SERP ranging from 17 to 29 years.

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of five or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be

ESB Financial Corporation	56	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 80%, based on the director’s total years of service. The maximum ratio of 80% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. Two directors are currently receiving monthly benefits under the plan.

The following table sets forth the obligation and funded status as of December 31:

(Dollar amounts in thousands)	Directors’ Retirement Plan December 31,		SERP December 31,
	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$577	$570	$1,541	$1,564
Service Cost	7	12	51	56
Interest Cost	33	31	96	97
Amendments	226	(9)	—	—
Actuarial losses (gains)	(11)	2	93	(176)
Benefits paid	(29)	(29)	—	—

Benefit obligation at end of year	803	577	1,781	1,541

Change in plan assets
Fair value of plan assets at beginning of year	—	—	—	—
Employer contributions	29	29	—	—
Benefits paid	(29)	(29)	—	—

Fair value of plan assets at end of year	—	—	—	—

Funded Status	$(803)	$(577)	$(1,781)	$(1,541)

Amounts not yet recognized as a component of net periodic pension cost:
Amounts recognized in accumulated other comprehensive loss consist of:
Net loss	$12	$19	$176	$125
Prior service cost	251	144	244	271

Total	$263	$163	$420	$396

The accumulated benefit obligation for the director’s retirement plan was $753 and $530 at December 31, 2007 and 2006, respectively and for the SERP was $1.5 million and $1.3 million at December 31, 2007 and 2006, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31 is as follows:

	Directors’ Retirement Plan December 31,		SERP December 31,
	2007	2006	2007	2006
Projected benefit obligation	$803	$577	$1,781	$1,541
Accumulated benefit obligation	753	530	1,518	1,259
Fair value of plan assets	—	—	—	—

ESB Financial Corporation	57	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

(Dollar amounts in thousands)	Directors’ Retirement Plan December 31,			SERP December 31,
	2007	2006	2005	2007	2006	2005
Net Periodic Pension Cost
Service cost	$7	$12	$16	$51	$56	$43
Interest cost	33	31	26	96	97	75
Amortization of transition obligation	—	—	—	58	74	52
Amortization of prior service cost	63	63	59	—	—	—

Net periodic pension cost	$103	$106	$101	$205	$227	$170

The estimated net loss and prior service cost for the SERP and director’s retirement plan plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $65,514 and $86,945, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2007	2006	2007	2006
Discount rate	6.00%	6.00%	6.00%	6.00%
Rate of compensation increase	n/a	n/a	4.00%	4.00%

The long-term rate of return on plan assets gives consideration to returns currently being earned on plan assets, as well as future rates expected to be earned.

The Company expects to contribute $86,658 to the director’s retirement plan in 2008.

At December 31, 2007 the projected benefit payments for the director’s retirement plan were $86,658, $101,007, $119,838, $145,377, $145,090 and $352,932 for years 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. At December 31, 2007, the projected benefit payments for the SERP were $45,000, $85,000, $85,000, $85,000, $85,000 and $3.0 million for years 2008, 2009, 2010, 2011, 2012 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	58	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Other Comprehensive Income (loss) (continued)

11.	Other Comprehensive Income (loss)

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

(Dollar amounts in thousands)	2007	2006	2005
Net Income:	$7,661	$10,616	$9,179
Other Comprehensive income (loss) - net of tax (benefit) expense
Fair value adjustment on securities available for sale, net of tax expense (benefit) of $3,302 in 2007, $368 in 2006 and ($5,712) in 2005	6,409	715	(11,088)
Securities gains reclassified into earnings, net of tax (benefit) expense of ($202) in 2007, ($84) in 2006 and $188 in 2005	(392)	(163)	365
Pension and postretirement amortization, net of tax expense of $41 in 2007	80	—	—
Adjustment to minimum pension liability of the SERP plan, net of tax
(benefit) expense of ($105) in 2007, $43 in 2006 and ($43) in 2005	(203)	84	(84)
Fair value adjustment on derivatives, net of tax (benefit) of ($195) in 2007, ($32) in 2006 and ($24) in 2005	(378)	(63)	(46)

Other Comprehensive income (loss)	5,516	573	(10,853)

Comprehensive income (loss)	$13,177	$11,189	$(1,674)

12.	Commitments and Contingencies

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

(Dollar amounts in thousands)	2007	2006
Loans in process and commitments:
Fixed interest rate	$12,180	$14,432
Variable interest rate	27,040	32,528
Lines of credit (unfunded):
Commercial	23,912	20,935
Consumer	45,352	45,087
Letters of credit:
Standby	13,240	6,130
Interest Rate Cap Contracts	—	50,000

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

ESB Financial Corporation	59	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments

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

Loan commitments – The fair value of loan commitments at December 31, 2007 and 2006 approximated the carrying value of those commitments at those dates.

Interest rate cap contracts- Estimated fair values of interest rate cap contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2007 and 2006 approximated the cash surrender value of the policies at those dates.

ESB Financial Corporation	60	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

(Dollar amounts in thousands)	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$19,258	$19,258	$22,701	$22,701
Securities	1,059,972	1,059,972	1,143,924	1,143,924
Loans receivable and held for sale	624,251	630,400	589,832	583,636
Accrued interest receivable	9,639	9,639	9,871	9,871
FHLB stock	31,450	31,450	34,343	34,343
Bank owned life insurance	27,998	27,998	27,525	27,525
Interest rate cap contracts	—	—	1,338	286
Financial liabilities:
Deposits	842,854	848,216	823,644	826,914
Borrowed funds	825,208	834,013	899,709	895,112
Junior subordinated notes	51,519	50,045	51,444	46,778
Advance payment by borrowers for taxes and insurance	2,579	2,579	2,427	2,427
Accrued interest payable	5,168	5,168	5,587	5,587

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2007, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007 and 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2007, there are no conditions or events since that notification that have changed the categorization.

Tier 1 leverage capital level in the following table is presented as a percentage of total adjusted assets (as defined in the regulations); total capital and tier 1 risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

ESB Financial Corporation	61	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

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

The following table sets forth certain information concerning regulatory capital of the Bank:

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:
Total Capital (to Risk Weighted Assets)	$138,612	15.60%	$71,082	8.00%	$88,853	10.00%
Tier 1 Leverage Capital (to Adjusted Tangible Assets)	$133,195	7.33%	$72,699	4.00%	$90,874	5.00%
Tier 1 Risk Based Capital (to Risk Weighted Assets)	$133,195	14.99%	$35,541	4.00%	$53,312	6.00%

As of December 31, 2006:
Total Capital (to Risk Weighted Assets)	$137,278	15.70%	$69,937	8.00%	$87,421	10.00%
Tier 1 Leverage Capital (to Adjusted Tangible Assets)	$132,152	7.21%	$73,286	4.00%	$91,608	5.00%
Tier 1 Risk Based Capital (to Risk Weighted Assets)	$132,152	15.12%	$34,968	4.00%	$52,453	6.00%

ESB Financial Corporation	62	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007:
Interest income	$24,314	$24,271	$24,552	$24,447
Interest expense	17,764	17,952	18,437	18,448

Net interest income	6,550	6,319	6,115	5,999
Provision for loan losses	326	185	156	198

Net interest income after provision for loan losses	6,224	6,134	5,959	5,801
Net realized gain (loss) on sale of securities available for sale	—	(2)	28	(122)
Other noninterest income	1,816	1,944	2,055	1,497
Noninterest expense	5,998	5,918	5,895	5,462

Income before income taxes	2,042	2,158	2,147	1,714
Provision for income taxes	109	148	116	27

Net income	$1,933	$2,010	$2,031	$1,687

Net income per share
Basic	$0.15	$0.16	$0.16	$0.14
Diluted	$0.15	$0.16	$0.16	$0.14

2006:
Interest income	$22,455	$23,419	$24,204	$24,393
Interest expense	14,646	16,026	17,202	17,930

Net interest income	7,809	7,393	7,002	6,463
Provision for loan losses	193	102	274	544

Net interest income after provision for loan losses	7,616	7,291	6,728	5,919
Net realized gain on sale of securities available for sale	—	113	367	—
Other noninterest income	1,378	1,986	2,159	1,783
Noninterest expense	5,717	5,845	6,004	5,841

Income before income taxes	3,277	3,545	3,250	1,861
Provision for (benefit of) income taxes	482	535	515	(215)

Net income	$2,795	$3,010	$2,735	$2,076

Net income per share
Basic	$0.22	$0.24	$0.22	$0.16
Diluted	$0.22	$0.23	$0.21	$0.16

ESB Financial Corporation	63	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition

(Dollar amounts in thousands)	2007	2006
Assets:
Interest-earning deposits	$647	$818
Securities available for sale	2,204	2,601
Equity in net assets of subsidiaries	199,373	200,795
Other assets	5,418	5,188

Total assets	$207,642	$209,402

Liabilities and stockholders’ equity:
Subordinated debt, net	$51,519	$51,444
Payable to subsidiaries	9,250	12,750
Accrued expenses and other liabilities	14,028	16,673
Stockholders’ equity	132,845	128,535

Total liabilities and stockholders’ equity	$207,642	$209,402

Condensed Statements of Operations

(Dollar amounts in thousands)	2007	2006	2005
Income:
Equity in undistributed net income of subsidiaries	$1,553	$5,935	$2,947
Dividends from subsidiaries	9,000	7,500	9,000
Management fee income, from subsidiaries	24	24	176
Net realized gain (loss) on sale of securities available for sale	274	47	(44)
Interest and other income	266	306	196

Total income	11,117	13,812	12,275

Expense:
Interest expense, to subsidiary	4,787	4,975	4,492
Compensation and employee benefits	181	70	70
Other	140	162	213

Total expense	5,108	5,207	4,775

Income before benefit from income taxes	6,009	8,605	7,500
Benefit from income taxes	(1,652)	(2,011)	(1,679)

Net income	$7,661	$10,616	$9,179

ESB Financial Corporation	64	2007 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows

(In thousands)	2007	2006	2005
Operating activities:
Net income	$7,661	$10,616	$9,179
Adjustments to reconcile net income to net cash provided by (used in)operating activities:
Equity in undistributed net income of subsidiaries	(1,553)	(5,935)	(2,947)
Gain on sale of securities available for sale	(414)	—	—
Compensation expense on ESOP	941	982	1,024
Other, net	5,223	3,378	(10,006)

Net cash provided by (used in) operating activities	11,858	9,041	(2,750)

Investing activities:
Purchases of securities	(206)	—	—
Principal repayments of securities	446	513	—
Proceeds from the sale of securities available for sale	1,241	—	—
Net assets of PHSB acquired	—	—	(16,338)

Net cash provided by (used in) investing activities	1,481	513	(16,338)

Financing activities:
(Decrease) increase in payable to subsidiaries	(3,500)	750	(8,000)
Issuance of junior subordinated notes	75	75	36,158
Proceeds received from exercise of stock options	386	177	318
Dividends paid	(5,097)	(5,236)	(5,082)
Payments to acquire treasury stock	(5,374)	(5,311)	(5,302)

Net cash (used in) provided by financing activities	(13,510)	(9,545)	18,092

(Decrease) increase in cash equivalents	(171)	9	(996)
Cash equivalents at beginning of period	818	809	1,805

Cash equivalents at end of period	$647	$818	$809

ESB Financial Corporation	65	2007 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the consolidated statements of financial condition of ESB Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operation, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We have also audited ESB Financial Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control bases on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ S.R Snodgrass, A.C.
Wexford, Pennsylvania
March 7, 2008

ESB Financial Corporation	66	2007 Annual Report

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

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2007, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2007, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

/s/ Charlotte A. Zuschlag
Charlotte A. Zuschlag
President and Chief Executive Officer

/s/ Charles P. Evanoski
Charles P. Evanoski
Group Senior Vice President and Chief Financial Officer

March 7, 2008

ESB Financial Corporation	67	2007 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the NASDAQ Global Select Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Stanford Group Company 5051 Westheimer Houston, Texas 77056 Telephone: (800) 958-0009	Keefe, Bruyette & Woods, Inc. 787 7th Avenue, 4th Flr New York, NY 10019 Telephone: (800) 966-1559
Stifel Nicolaus & Co., Inc. 220 Livingston Orange Avenue Livingston, NJ 07039 Telephone: (800) 223-8969	UBS Financial Services One North Wacker Drive, 35 th Flr Chicago, IL 60606 Telephone: (800) 525-4313

Number of Stockholders and Shares Outstanding

As of December 31, 2007, there were 2,728 registered stockholders of record and 12,407,064 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2007, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 31, 2007	January 25, 2008	$0.10
September 28, 2007	October 25, 2007	$0.10
June 29, 2007	July 25, 2007	$0.10
March 30, 2007	April 25, 2007	$0.10

December 29, 2006	January 25, 2007	$0.10
September 29, 2006	October 25, 2006	$0.10
June 30, 2006	July 25, 2006	$0.10
March 31, 2006	April 25, 2006	$0.10

ESB Financial Corporation	68	2007 Annual Report

Stock and Dividend Information (continued)

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Stock Price Information

The bid and ask price of the Company’s common stock were $10.17 and $10.19, respectively, as of January 31, 2008.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2007 Quarter Ended
December 31	$10.78	$9.90	$10.00
September 30	11.10	9.57	10.60
June 30	11.31	10.60	11.03
March 31	11.50	10.65	10.88

2006 Quarter Ended
December 31	$11.79	$10.30	$11.00
September 30	12.05	10.60	11.00
June 30	12.49	11.56	11.56
March 31	13.00	10.81	12.00

ESB Financial Corporation	69	2007 Annual Report

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

ESB Financial Corporation	70	2007 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 16, 2008, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank	PennFirst Financial Services, Inc.
ESB Financial Services, Inc.	ESB Capital Trust II
AMSCO, Inc.	ESB Statutory Trust III
AMS Ventures, LLC	ESB Capital Trust IV
Madison Woods Joint Venture	THF, Inc d/b/a Elite Settlement Services
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
Springfield Partners, LP
Belle Vue Park
MW 42

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	71	2007 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Charles Delman
Chairman of the Board	Retired Chairman, President & CEO - ESB Bancorp, Inc.
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Lloyd L. Kildoo
President & Chief Executive Officer	Owner & Funeral Director - Glenn-Kildoo Funeral Homes

James P. Wetzel, Jr.
Retired President & CEO - PHSB Financial Corporation

ESB BANK

William B. Salsgiver	Johanna C. Guehl
Chairman of the Board	Owner- Law Offices of Johanna C. Guehl
A Principal - Perry Homes	Affiliate - Kathy L. Hess & Associates, CPA’s

Herbert S. Skuba	Lloyd L. Kildoo
Vice Chairman of the Board	Owner & Funeral Director - Glenn-Kildoo Funeral Homes
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Mario J. Manna
President & Chief Executive Officer	Retired Tax Collector - Borough of Coraopolis

Raymond K. Aiken	Joseph W. Snyder
Retired President & COO - Lockhart Chemical Co.	Sourcing Agent - Equitable Resources, Inc.

Joseph D. Belas	Jefrey F. Wall
Retired Director- PHSB Financial Corporation	Business Manager, Rochester Area School District

Charles Delman	James P. Wetzel, Jr.
Retired Chairman, President & CEO - ESB Bancorp, Inc.	Retired President & CEO - PHSB Financial Corporation

ESB BANK- DIRECTOR EMERITUS

Guy Dille, CPA	Edward W. Preskar, RA
Retired Chief Financial Officer - Williams & Company, Inc.	Retired Director of Facilities- School District of Pittsburgh

ESB Financial Corporation	72	2007 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	Senior Vice Presidents (continued)
Chairman of the Board	John T. Stunda
Charlotte A. Zuschlag	Bonita L. Wadding
President & Chief Executive Officer
Vice Presidents
Group Senior Vice Presidents	Deborah A. Allen
Thomas F. Angotti - Administration	Kathleen A. Bender
Charles P. Evanoski - Chief Financial Officer	Charlotte M. Bolinger
Frank D. Martz- Operations & Corporate Secretary	Thomas E. Campbell
Todd F. Palkovich - Lending	Louis C. Frischkorn
Nancy A. Glitsch
Senior Vice Presidents	Deborah S. Goehring
Robert A. Ackerman- Audit & Loan Review	Peter J. Greco
Richard E. Canonge- Treasurer	Paul F. Hoyson
Robert J. Colalella- Marketing	Brian W. Hulme
John W. Donaldson II- Lending	Mary Ann Leonardo
Teresa Krukenberg- Operations	Sally A. Mannarino
Ronald J. Mannarino- Asset/Liability Management	Larry Mastrean
Mark A. Platz- Information Technology	John J. Mottes
Ronald E. Pompeani- Lending	Joseph R. Pollock, III
Marilyn Scripko- Lending and CRA Officer	Pamela K. Zikeli
John T. Stunda- Human Resources
Bonita L. Wadding- Controller	Assistant Vice Presidents
Susan B. Antolic
ESB BANK, ADVISORY BOARD	Kelley J. Avena
Charles Delman	Janet S. Barletta
Retired Chairman, President & CEO - ESB Bancorp, Inc.	James D. Bish
George C. Dorsch	Judy L. Diesing
Retired Engineer -	Susan C. Fisher
Dept. of Transportation, Commonwealth of Pennsylvania	Theresa A. Gerst
Dr. Allan Gastfriend	Christine L. Gillen
Retired Dentist	Margaret A. Haefele
Watson F. McGaughey, Jr.	G. Fred Knopp, Jr.
Retired President - McGaughey Buses, Inc.	Penny K. Koch
Donald R. Miller	David L. Kramer
Retired President - Miller & Sons Chevrolet	Mary C. Magestro
Barbara E. Martinelli
ESB BANK	Beth A. McClymonds
William B. Salsgiver	Kristin E. McKelvey
Chairman of the Board	Marianne L. Mills
Charlotte A. Zuschlag	Ann R. Nelson
President & Chief Executive Officer	Jonathan D. Newell
James P. Perenovich
Group Senior Vice Presidents	Deborah F. Pagley
Thomas F. Angotti	Timothy S. Robinson
Charles P. Evanoski	Cynthia L. Scaramazza
Frank D. Martz	Jackie A. Smith
Todd F. Palkovich	Kathy A. Smyth
Sharon L. Speicher
Senior Vice Presidents	Karla L. Spinelli
Robert A. Ackerman	Joyce A. Stellitano
Richard E. Canonge	Robert Tatka
Robert J. Colalella	Volynda Teets
John W. Donaldson II	Janice L. Voynik
Teresa Krukenberg
Ronald J. Mannarino	Assistant Secretaries
Mark A. Platz	Linda A. MacMurdo
Ronald E. Pompeani	Dana M. Martz
Marilyn Scripko	Robin Scheffler
THF, Inc.
Rocco Abbatangelo - President

ESB Financial Corporation	73	2007 Annual Report

Board of Directors

[Photo Omitted]

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Lloyd L. Kildoo, Mario J. Manna, Jefrey F. Wall and Charles Delman. Standing from the left are Herbert S. Skuba, Charlotte A. Zuschlag, Joseph W. Snyder, James P. Wetzel, Johanna C. Guehl, Raymond K. Aiken and Joseph D. Belas.

ESB Financial Corporation	74	2007 Annual Report

A Very Special Thank You

[Photo Omitted]

The ESB Financial Corporation Board of Directors and its employees wish to express their appreciation and warmest thank you to Thomas F. Angotti, who retired from our organization this past year.

Joining Spring Hill Savings Bank in 1987, Tom was named its President in 1989 and played an instrumental role in negotiating Spring Hill Savings Bank’s merger with ESB Bank in 2000. Joining ESB Bank as the Group Senior Vice President of Administration, Tom assumed responsibility to oversee the Bank’s Marketing, Facilities, CRA, Compliance, Human Resources and other Financial Services affiliations.

During the past twenty years, Tom has been an advocate for our industry and has consistently demonstrated a commitment to excellence and professional ethics. Please join us in extending our sincere gratitude to Tom for his devoted service to ESB Financial Corporation.

ESB Financial Corporation	75	2007 Annual Report

Office Locations and Financial Services Managers

ALIQUIPPA	CORAOPOLIS	NEW BRIGHTON
Janet Barletta, Financial Services Manager	Jackie Smith, Financial Services Manager	G. Fredd Knopp Jr, Financial Services Manager
Phone: 724-378-4436	Phone: 412-264-8862	Phone: 724-846-4920
Fax: 724-378-1204	Fax: 412-264-5960	Fax: 724-846-7805
2301 Sheffield Road	900 Fifth Avenue	800 Third Avenue
Aliquippa, PA 15001	Coraopolis, PA 15108	New Brighton, PA 15066

AMBRIDGE	DARLINGTON	NORTH SHORE
Sharon Speicher, Financial Services Manager	Christine Gillen, Financial Services Manager	Jan Orr, Assistant Financial Services Manager
Phone: 724-266-5002	Phone: 724-827-8500	Phone: 412-231-7297
Fax: 724-266-6178	Fax: 724-827-8502	Fax: 412-231-4097
506 Merchant Street	233 Second Street, PO Box 305	807 Middle Street
Ambridge, PA 15003	Darlington, PA 16115	Pittsburgh, PA 15212

BALDWIN	ELLWOOD CITY	NORTHERN LIGHTS
Theresa Gerst, Financial Services Manager	Pamela Zikeli, Regional Financial Services Manager	David Kramer, Financial Services Manager
Phone: 412-655-8670	Phone: 724-758-5584	Phone: 724-869-2193
Fax: 412-655-8116	Fax: 724-758-0576	Fax: 724-869-2196
5035 Curry Road	600 Lawrence Avenue	1555 Beaver Road
Pittsburgh, PA 15236	Ellwood City, PA 16117	Baden, PA 15005

BEAVER	FOX CHAPEL	SHENANGO TOWNSHIP
Larry Mastrean, Regional Financial Services Manager	Joyce Stellitano, Financial Services Manager	Charlotte Bolinger, Financial Services Manager
Phone: 724-775-1052	Phone: 412-782-6500	Phone: 724-654-7781
Fax: 724-775-6687	Fax: 412-782-1279	Fax: 724-654-1643
701 Corporation Street	1060 Freeport Road	2656 Ellwood Road
Beaver, PA 15009	Pittsburgh, PA 15238	New Castle, PA 16101

BEAVER FALLS	FRANKLIN TOWNSHIP	SPRING HILL
Susan Fisher, Financial Services Manager	Thomas Campbell, Financial Services Manager	Marianne Mills, Financial Services Manager
Phone: 724-847-4004	Phone: 724-752-2500	Phone: 412-231-0819
Fax: 724-846-0718	Fax: 724-752-2502	Fax: 412-231-0822
1427 Seventh Avenue	1793 Mercer Road	Itin & Rhine Streets
Beaver Falls, PA 15010	Ellwood City, PA 16117	Pittsburgh, PA 15212

BEECHVIEW	HOPEWELL TOWNSHIP	TROY HILL
Barbara Martinelli, Financial Services Manager	Karla Spinelli, Financial Services Manager	Margaret Haefele, Financial Services Manager
Phone: 412-344-7211	Phone: 724-378-0505	Phone: 412-231-8238
Fax: 412-344-7213	Fax: 724-378-0530	Fax: 412-231-1910
1550 Beechview Avenue	2293 Broadhead Road	1706 Lowrie Street
Pittsburgh, PA 15216	Aliquippa, PA 15001	Pittsburgh, PA 15212

CENTER TOWNSHIP	NESHANNOCK TOWNSHIP	WEXFORD
Judy Diesing, Financial Services Manager	Cynthia Scaramazza, Financial Services Manager	Deborah Allen, Regional Financial Services Manager
Phone: 724-774-0332	Phone: 724-658-8825	Phone: 724-934-8989
Fax: 724-774-7869	Fax: 724-658-5483	Fax: 724-934-3026
3531 Broadhead Road	3360 Wilmington Road	101 Wexford-Bayne Road
Monaca, PA 15061	New Castle, PA 16105	Wexford, PA 15090

CHIPPEWA TOWNSHIP		ZELIENOPLE
Deborah Goehring, Financial Services Manager		Kelley Avena, Financial Services Manager
Phone: 724-846-6200		Phone: 724-452-6500
Fax: 724-846-6242		Fax: 724-452-6503
2521 Darlington Road		17 Northgate Plaza Unit 22
Beaver Falls, PA 15010		Harmony, PA 16037

ESB FINANCIAL CORPORATION

600 Lawrence Ave

Ellwood City, PA 16117

Phone (724) 758-5584

www.esbbank.com