Form 10-K, Exhibit 13
period 2008-12-31
ESB FINANCIAL CORP
filed 2009-03-12
CIK 872835

Exhibit 13

Annual Report

2008

ESB Financial Corporation

VALUES WE SHARE

Our Purpose:	C	USTOMER SATISFACTION
— Strive to exceed customer expectations
— Listen, understand and respond to customer needs — Serve in a friendly, professional, caring way, adding that personal touch — Earn confidence and loyalty of customers through exceptional service

Our Foundation:	I	NTEGRITY
— Uncompromising, adhere to highest professional and personal ethics
— Accept responsibility, fulfill commitments and maintain credibility — Actions founded on honesty, fairness and trust — Do what’s right

Our Goal:	E	XCELLENCE
— Approach responsibilities with passion and commitment

— Consistently endeavor to do the best job possible

— Committed to the concept of rising expectations and continual improvement

— Set challenging goals, learn from mistakes, demonstrate innovation and creativity and attention to detail

Our Style:	T	EAMWORK
— Value diversity and the contributions of others
— Share information and expertise — Build trust and relationships through open candid communication — Enthusiastically work together to achieve common goals

Our Responsibility:	C	OMMUNITY INVOLVEMENT
— Give time, skills and resources to improve our communities
— Be a positive role model; strive to make a difference

Our Strength:	L	EADERSHIP
— Lead by example in both words and actions
— Stimulate and relish opportunities for positive change — Recognize performance, effectively plan and communicate, demand quality — Respect others and encourage a balanced life approach

	Consolidated Financial Highlights	2
	Letter to Shareholders	4
	Selected Consolidated Financial Data	6
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Office Locations and Financial Services Managers	inside back cover

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary, ESB Bank.

ESB Bank is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2008, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

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

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,

	2008	2007	Change

Total assets	$1,974,839	$1,880,235	5%

Securities available for sale	1,096,806	1,059,972	3%

Loans receivable, net	691,315	624,251	11%

Total deposits	877,329	842,854	4%

Borrowed funds, including junior subordinated notes	932,901	876,727	6%

Stockholders’ equity	142,384	132,845	7%

Net interest income	31,143	24,983	25%

Net income	10,215	7,661	33%

Net income per share (diluted)	$0.84	$0.61	38%

Cash dividends declared per share	$0.40	$0.40	-

Return on average assets	0.53%	0.40%	33%

Return on average stockholders’ equity	7.88%	5.98%	32%

ESB Financial Corporation	2	2008 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	3	2008 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to present the Company’s Annual Report for the year 2008 and to report that ESB Financial Corporation achieved solid financial results in what was clearly a demanding year for the banking industry. Our performance in this difficult and uncertain operating environment reflects the quality of our organization, the dedication of our employees, the guidance by our Board of Directors, and the focused commitment to our fundamental strategies that have delivered consistent results to our shareholders since 1990.

Under these difficult circumstances, the Company posted earnings per diluted share of $0.84 on net income of $10.2 million for the year ended December 31, 2008, compared to earnings of $0.61 per diluted share on net income of $7.7 million for the year ended December 31, 2007.

Throughout our 93-year history, ESB has continually and successfully responded to change. However, we believe that sticking to basics and maintaining our commitment to the strategies that have made us a leading financial service provider remains a solid roadmap for continued growth and success. In this regard our priorities have not changed and remain:

•	Focusing on per share results and working diligently to maintain our reputation as a company that creates superior shareholder value;

•	Being financially conservative and managing our Company to the highest ethical standards;

•	Growing the Company in a controlled and safe manner;

•	Maintaining strong credit quality;

•	Continuing to strive to exceed our customer expectations for quality products and services;

•	Continuing to make investments in human capital, technology and physical infrastructure to ensure our long-term success;

•	Continuing to provide a productive work environment that maximizes the alignment of customer and employee objectives and

•	Seeking and consummating acquisition opportunities when practical.

Dividends

I am also pleased to report that during 2008, the Company maintained the current payout of $0.10 per share quarterly cash dividend, which extends our record of paying cash dividends to 74 consecutive quarters. As in previous years, the Board of Directors approved a Common Stock Repurchase Program and, for the year, the Company repurchased approximately 334,000 shares with a market value of $3.4 million.

Branch Office Expansion

In November 2008, the Company broke ground to construct its 24th office in Renfrew, Connoquenessing Township, Butler, Pennsylvania. The office is expected to open during the second quarter of 2009. This full service facility will afford our customers a large lobby, safe deposit boxes, six teller windows, three drive thru lanes, a full service 24-hour ATM machine and a night drop box.

ESB Financial Corporation	4	2008 Annual Report

Letter to Shareholders (continued)

More than the Money

At ESB, we define success more broadly than just financial results. We also define it by our community involvement, both financially and through volunteerism, and our commitment and adherence to our Mission Statement, Values We Share Statement and Code of Ethics policy, which sets forth the guidance on the way we do business. We are committed to our customers, to the highest ethical behavior, to our communities, and to continued improvement in every aspect of our business. We invite you to review these essential documents which are easily accessible through our website www.esbbank.com. Through our “Casual for Charity Day” program, nearly $28,000 was donated in 2008 to organizations including The American Diabetes Association, The American Heart Association, The American Red Cross, The Ellwood City Library and Girls Hope.

In Appreciation

We offer special thanks to Charles Delman in recognition of his retirement from the Board in April of 2008. We thank Chuck for over 50 years of service, contributions, guidance and accomplishments to the Company, the Bank, and its predecessors. His leadership, keen insights, and his corporate governance skills will be missed, as will be his good humor. He has provided exemplary service to our Bank, our community, and our shareholders and we extend our cordial best wishes to him in his retirement.

The Year Ahead

With a sound corporate strategy, the hard work and dedication of our employees and the guidance provided by our Board of Directors, I am confident that we have a sound foundation to sustain our performance, to seize new business opportunities, and to initiate new programs that will enhance service to our customers and continue to provide value to our shareholders. As always, we would like to thank all of our customers and our shareholders for their consistent support and we look forward to opportunities for further growth and profitability in 2009.

I would like to express my appreciation to the directors, officers and employees of ESB who have all contributed to our success over the past year. We are very fortunate to have such a talented and dedicated group of individuals who are committed to serving the needs of our customers.

We invite our shareholders to join us at our annual shareholders’ meeting to be held Wednesday, April 22nd, at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA. Your attendance will be very much appreciated.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	5	2008 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2008	2007	2006	2005(1)	2004

Total assets	$1,974,839	$1,880,235	$1,922,722	$1,852,779	$1,394,515
Securities	1,096,806	1,059,972	1,143,924	1,117,063	929,794
Loans receivable, net	691,315	624,251	589,642	540,277	343,524
Deposits	877,329	842,854	823,644	834,530	580,346
Borrowed funds, including subordinated debt	932,901	876,727	951,153	869,242	702,773
Stockholders’ equity	142,384	132,845	128,535	126,877	97,801
Stockholders’ equity per common share	$11.74	$10.71	$10.00	$9.58	$9.16

	For the year ended December 31,
Operations Data	2008	2007	2006	2005(1)	2004
Net interest income	$31,143	$24,983	$28,667	$30,530	$25,229
Provision for loan losses	1,406	865	1,113	568	206

Net interest income after provision for loan losses	29,737	24,118	27,554	29,962	25,023
Noninterest income	5,277	7,216	7,786	3,142	6,960
Noninterest expense	23,251	23,273	23,407	23,115	20,157

Income before income taxes	11,763	8,061	11,933	9,989	11,826
Provision for income taxes	1,548	400	1,317	810	1,836

Net income	$10,215	$7,661	$10,616	$9,179	$9,990

Net income per common share:
Basic	$0.85	$0.62	$0.84	$0.73	$0.98
Diluted	$0.84	$0.61	$0.83	$0.71	$0.94
	As of or for the year ended December 31,
Other Data	2008	2007	2006	2005(1)	2004
Performance Ratios (for the year ended)
Return on average assets	0.53%	0.40%	0.56%	0.52%	0.73%
Return on average equity	7.88%	5.98%	8.55%	7.16%	10.38%
Average equity to average assets	6.72%	6.74%	6.57%	7.28%	6.99%
Interest rate spread (2)	1.73%	1.38%	1.63%	1.93%	2.04%
Net interest margin (2)	1.90%	1.57%	1.79%	2.06%	2.15%
Efficiency ratio	55.21%	63.88%	57.27%	55.84%	56.71%
Noninterest expense to average assets	1.20%	1.22%	1.24%	1.31%	1.47%
Dividend payout ratio (3)	47.62%	65.57%	48.19%	56.34%	42.55%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.35%	0.36%	0.49%	0.67%	0.64%
Non-performing assets to total assets	0.17%	0.23%	0.22%	0.28%	0.26%
Allowance for loan losses to total loans	0.85%	0.85%	0.84%	0.86%	1.06%
Allowance for loan losses to non-performing loans	239.95%	236.21%	171.75%	127.26%	165.20%
Capital Ratios (as of year end)
Stockholders’ equity to assets	7.21%	7.07%	6.69%	6.85%	7.01%
Tangible stockholders’ equity to tangible assets	4.77%	4.78%	4.71%	4.72%	6.13%

(1)	Selected consolidated financial data for 2005 reflects increases due to the acquisition of PHSB Financial Corporation.
(2)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(3)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	6	2008 Annual Report

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

ESB is a Pennsylvania chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which, at December 31, 2008, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

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

During the year ended December 31, 2008, the Company reported net income of $10.2 million, an increase of $2.6 million, or 33.3%, compared to the year ended December 31, 2007. The income for the year reflects the Company’s sustained efforts to manage the net interest margin during the recent difficult interest rate environment which included either a flat or inverted yield curve without compromising asset quality or future earnings potential. The results of these efforts are an improvement to our net interest margin of 33 basis points during 2008. The increase to the net interest margin was driven by a decrease to interest expense of $7.5 million, or 10.3%, partially offset by a decrease to interest income of $1.3 million, or 1.4%.

The Company is continuing efforts to improve the net interest margin by employing strategies to decrease the cost of funds, while attempting to increase the yield from the investment portfolio. The Company employs a strategy of purchasing cash-flowing fixed and variable rate mortgage-backed securities funded by wholesale borrowings, which are comprised of FHLB advances and repurchase agreements.

The Company has utilized a wholesale strategy since its initial public offering in 1990. The Company manages this strategy through its interest rate risk management on a macro level. The wholesale strategy operates with a lower cost of operations, although with lower interest rate spreads and, therefore, at a lower margin than the retail operations of the Company. This strategy historically produces wider margins during periods of lower short-term interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in rapidly rising rates and rapidly declining rates as well as a sustained inverted yield curve. During 2008, this wholesale leverage strategy accounted for $5.3 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $34.0 million.

ESB Financial Corporation	7	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to five years on the wholesale borrowings; (2) purchasing interest rate caps; (3) providing structure in the investment portfolio in the form of corporate bonds and municipals securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

In addition to managing the net interest margin in the current rate environment, management was diligent in controlling operating expenses in 2008. Operating expenses decreased a nominal $22,000 from 2007 levels. Finally, management was successful in maintaining asset quality as the Company has only been minimally impacted by the sub prime mortgage and credit issues that are currently affecting the financial industry. Our percentage of non performing loans to total loans was 0.35% at December 31, 2008 compared to 0.36% at December 31, 2007 and our non performing assets to total assets was 0.17% at December 31, 2008 compared to 0.23% at December 31, 2007.

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

ESB Financial Corporation	8	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

•	changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

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

Significant Financial Events in 2008

In July 2008, the Company redeemed $5.0 million of trust preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First Tennessee Bank National Association (“First Tennessee”), with a fixed interest rate of 6.30%. The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008.

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

ESB Financial Corporation	9	2008 Annual Report

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

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company had impairment charges of approximately $303,000 on four of its equity investments in small banks that had experienced a decline in their market value for the last several quarters. Additionally, the Company took an impairment charge of approximately $553,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions. The Company utilized a discounted cash flow method which under Financial Accounting Standards (FAS) No. 157 Fair Value Measurements is a level three pricing method. During this analysis, the Company determined that two of these financial institutions are currently deferring interest payments. These two financial institutions and one other of the remaining sixteen also have a Tier 1 Risk Ratio at or less than the required well capitalized institution level of 6%, the non performing assets to loans plus real estate owned ratio was greater than 10% and all lost money in the most recent quarter. In addition to these factors, the bond was downgraded to below investment grade by the Moody’s Rating Service during the fourth quarter. The Company believes at this time that the remaining financial institutions are currently financially stable but will continue to monitor this bond into 2009 to determine if additional other than temporary charges are necessary.

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

ESB Financial Corporation	10	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The allowance for loan losses at December 31, 2008 was $6.0 million, compared to $5.4 million at December 31, 2007, allocated as follows: $2.0 million, or 33.9%, for residential loans, $1.8 million, or 29.2%, for commercial real estate, $663,000, or 11.0%, for commercial business loans, and $1.6 million, or 25.9%, for consumer loans. The variance in the allowance from 2008 to 2007 is primarily the result of an increase in the allowance related to the growth in real estate loans and commercial loans.

Goodwill and other intangible assets

FAS No. 142 “Goodwill and Other Intangible Assets”, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2008, the Company had $1.8 million of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

FAS No. 142 requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. The Companies implied fair value of goodwill is based on a four step approach utilizing the last twelve months earnings per share, stated book value, tangible book value and total deposits to the most recent deal values supplied by a third party. At December 31, 2008, the Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

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

Changes in Financial Condition

General.    The Company’s total assets increased $94.6 million, or 5.0%, to $2.0 billion at December 31, 2008 from $1.9 billion at December 31, 2007. This increase was primarily composed of net increases in securities available for sale, loans receivable, accrued interest receivable and bank owned life insurance of $36.8 million, $67.1 million, $413,000 and $483,000, respectively, partially offset by decreases in cash and cash equivalents, Federal Home Loan Bank (FHLB) stock, premises and equipment, real estate acquired through foreclosure, real estate held for investment, intangible assets and prepaid expenses and other assets of $365,000, $4.0 million, $288,000, $1.2 million, $1.7 million, $655,000 and $2.0 million, respectively.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $85.1 million, or 4.9%, to $1.8 billion at December 31, 2008 compared to $1.8 billion at December 31, 2007 and an increase in total stockholders’ equity of $9.5 million, or 7.2%, to $142.4 million at December 31, 2008 from $132.8 million at December 31, 2007. The increase in total liabilities was primarily due to increases in deposits, repurchase

ESB Financial Corporation	11	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

agreements, other borrowings, advance payments by borrowers for taxes and insurance and accrued expenses and other liabilities of $34.5 million, $155.5 million, $8.8 million, $237,000 and $238,000, respectively, partially offset by decreases to FHLB advances, junior subordinated notes and accounts payable for land development of $103.0 million, $5.1 million and $6.1 million, respectively. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income of $157,000, $5.0 million and $6.2 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) of $899,000. These items were partially offset by an increase in treasury stock of $2.7 million.

Cash on hand, Interest-earning deposits and Federal funds sold.    Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $365,000, or 1.9%, to $18.9 million at December 31, 2008 from $19.3 million at December 31, 2007. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities.    The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications. The Company’s securities portfolio increased a net $36.8 million, or 3.5%, to $1.1 billion at December 31, 2008. During 2008, the Company recorded purchases of available for sale securities of $190.0 million consisting primarily of $117.8 million of fixed-rate mortgage-backed securities, $23.4 million of adjustable-rate mortgage backed securities, $30.3 million of municipal bonds, $18.3 million of corporate bonds and $184,000 of equity securities. The portfolio increased by $9.3 million due to increases in market value. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized. Offsetting these increases were repayments and maturities of securities of $161.1 million, premium amortizations of $446,000 and realized losses of $856,000.

Loans receivable.    The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $67.1 million, or 10.7%, to $691.3 million at December 31, 2008 from $624.2 million at December 31, 2007. Included in this increase were increases in mortgage loans and other loans of $40.8 million, or 8.5%, and $27.7 million, or 17.3%, respectively, partially offset by increases in the allowance for loan losses and loans in process of approximately $592,000, or 10.9%, and $1.1 million, or 9.1%, respectively. Additionally, the increase in net loans receivable was the result of originations of $206.7 million, partially offset by repayments of $143.2 million that occurred on both fixed and adjustable rate loans. The yield on the loan portfolio decreased to 6.07% at December 31, 2008 from 6.31% at December 31, 2007.

Non-performing assets.    Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and troubled debt restructuring (TDR). Non-performing assets decreased to $3.3 million, or 0.17%, of total assets at December 31, 2008 from $4.3 million, or 0.23%, of total assets at December 31, 2007. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDR of $2.2 million, $539,000, $293,000 and $257,000, respectively, at December 31, 2008 and $2.0 million, $1.7 million, $270,000 and $266,000, respectively, at December 31, 2007. The decrease to REO was due to the sale of two of the three unfinished spec homes that the Company acquired via judicial sale in 2006. The Company has contracted to have the one remaining unfinished spec home completed and this home is being marketed through a local real estate agency.

ESB Financial Corporation	12	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Accrued interest receivable.    Accrued interest receivable increased by $413,000, or 4.3%, to $10.1 million at December 31, 2008 as compared to $9.6 million at December 31, 2007. This increase was a result of increases in the balances on the loans receivable and securities available for sale portfolios, partially offset by decreases in the yields on both portfolios.

FHLB stock.    FHLB stock decreased $4.0 million, or 12.7%, to $27.5 million at December 31, 2008 from $31.5 million at December 31, 2007. The decrease is the result of a decrease in the outstanding balance of the FHLB advances to $525.7 million at December 31, 2008 from $628.7 million at December 31, 2007. The Bank is required to maintain an investment in capital stock of the FHLB of approximately 5.0% of its outstanding notes payable to the FHLB of Pittsburgh, however the FHLB Bank of Pittsburgh has currently restricted future redemptions of its stock, therefore the investment could be greater than 5.0%.

Premises and equipment.    Premises and equipment decreased $288,000, or 2.4%, to $11.7 million at December 31, 2008 from $11.9 million at December 31, 2007. The decrease was primarily related to depreciation on existing equipment being greater than purchases in 2008. During 2008, the Company began construction of its second Butler County office. The Company incurred costs of approximately $298,000 in 2008 related to this construction and plans to complete the project in 2009.

Real estate held for investment.    The Company’s real estate held for investment decreased $1.7 million, or 4.7%, to $34.6 million at December 31, 2008 from $36.3 million at December 31, 2007. This decrease is the result of sales activity in the joint ventures in which the Company has a 51% ownership. For a complete description of the existing projects see “Item 1. Business –Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Intangible assets.    Intangible assets decreased $655,000, or 26.4%, to $1.8 million at December 31, 2008 from $2.5 million at December 31, 2007. The decrease primarily resulted from amortization of the core deposit intangible created through acquisitions of approximately $601,000. Additionally, the mortgage servicing asset, resulting from the loan sale and securitization in 2002 experienced amortization of approximately $23,000 and incurred a write-down of approximately $32,000 in 2008.

Prepaid expenses and other assets.    Prepaid expenses and other assets decreased $2.0 million, or 14.9%, to $11.6 million at December 31, 2008 from $13.6 million at December 31, 2007. The decrease resulted primarily from decreases to deferred tax asset, investment in ESB Capital Trust III, miscellaneous receivables and advanced cost for joint ventures of $2.3 million, $155,000, $166,000 and $52,000, respectively, partially offset by increases in the fair value of interest rate cap contracts and various prepaid accounts for taxes, insurance and utilities of $157,000 and $498,000, respectively.

Bank owned life insurance.    Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of Workingmens Savings Bank’s BOLI of $1.3 million in connection with their acquisition and an addition to the original policy of $3.5 million. The cash surrender value of the BOLI as of December 31, 2008 was $28.5 million.

Deposits.    The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $877.3 million, or 48.0%, of the Company’s total funding sources at December 31, 2008. Total deposits increased $34.5 million, or 4.1%, to $877.3 million at December 31, 2008 from $842.9 million at December 31, 2007. For the year, the Company’s interest-bearing demand and savings deposits increased $15.7 million, or 7.1%, time deposits increased $8.8 million, or 1.6%, and

ESB Financial Corporation	13	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

noninterest-bearing deposits increased $10.0 million, or 17.8%. The increase to core deposits of approximately $25.6 million is primarily due to the Company’s ongoing campaign to increase these types of accounts. The Company continues to be diligent in monitoring the rates being offered by regional banks in the Company’s market area and offering special time deposit rates to remain competitive.

Advance payments by borrowers for taxes and insurance.     Advance payments by borrowers for taxes and insurance increased $237,000, or 9.2%, to $2.8 million at December 31, 2008 from $2.6 million at December 31, 2007 due to the increase in the net loans receivable as well as changes in assessed values of the properties held as collateral.

Borrowed funds.    The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $56.2 million, or 6.4%, to $932.9 million at December 31, 2008 from $876.7 million at December 31, 2007. FHLB advances decreased $103.0 million, or 16.4%, repurchase agreements increased $155.5 million, or 85.4%, other borrowings increased $8.8 million, or 60.4%, and junior subordinated notes decreased $5.1 million, or 9.9%. The Company is reviewing its continued utilization of advances from the FHLB as a source of funding based upon recent decisions by the FHLB to suspend the dividend on, and restrict the repurchase of, FHLB stock.

Accounts payable for land development.    Accounts payable for land development decreased by $6.1 million to $6.6 million at December 31, 2008. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The decrease is primarily due to ongoing construction activity at the Company’s existing joint venture projects and that the Company did not begin any new projects in 2008.

Stockholders’ equity.    Stockholders’ equity increased by $9.5 million, or 7.2%, to $142.4 million at December 31, 2008 from $132.8 million at December 31, 2007. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income of $157,000, $5.0 million and $6.2 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) of $899,000. These items were partially offset by an increase in treasury stock of $2.7 million.

Results of Operations

General.    The Company reported net income of $10.2 million, $7.7 million and $10.6 million in 2008, 2007 and 2006, respectively.

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

ESB Financial Corporation	14	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	2008			Year ended December 31, 2007			2006
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$922,276	$48,140	5.22%	$950,433	$48,848	5.14%	$982,294	$48,790	4.97%
Taxable adjustable corporate bonds available for sale	46,325	1,960	4.23%	48,604	3,090	6.36%	51,270	3,062	5.97%
Tax-exempt securities available for sale	109,786	4,844	6.68%	109,024	4,927	6.85%	112,506	5,328	7.18%
	1,078,387	54,944	5.33%	1,108,061	56,865	5.36%	1,146,070	57,180	5.23%
Mortgage loans	485,950	29,142	6.00%	451,331	27,785	6.16%	412,968	25,166	6.09%
Other loans	163,179	10,210	6.26%	148,375	9,897	6.67%	147,463	9,468	6.42%
Tax-exempt loans	16,098	683	6.43%	11,977	586	7.41%	12,796	595	7.05%
	665,227	40,035	6.07%	611,683	38,268	6.31%	573,227	35,229	6.20%
Cash equivalents	15,665	157	1.00%	17,727	464	2.62%	14,093	348	2.47%
FHLB stock	29,649	1,122	3.78%	33,052	1,987	6.01%	34,709	1,714	4.94%
	45,314	1,279	2.82%	50,779	2,451	4.83%	48,802	2,062	4.23%
Total interest-earning assets	1,788,928	96,258	5.54%	1,770,523	97,584	5.67%	1,768,099	94,471	5.52%
Other noninterest-earning assets	141,204	-	-	129,907	-	-	123,171	-	-
Total assets	$1,930,132	$96,258	5.13%	$1,900,430	$97,584	5.28%	$1,891,270	$94,471	5.16%

Interest-bearing liabilities:
Interest-bearing demand deposits	$238,426	$1,350	0.57%	$224,099	$1,779	0.79%	$235,197	$1,470	0.63%
Time deposits	558,076	21,058	3.77%	557,808	25,927	4.65%	528,435	21,882	4.14%
	796,502	22,408	2.81%	781,907	27,706	3.54%	763,632	23,352	3.06%
FHLB advances	578,565	27,671	4.78%	657,267	31,274	4.76%	709,690	30,854	4.35%
Repurchase agreements	266,771	11,262	4.22%	188,458	9,371	4.97%	148,292	7,114	4.80%
Other borrowings	18,785	811	4.32%	14,410	776	5.39%	18,297	1,058	5.78%
	864,121	39,744	4.60%	860,135	41,421	4.82%	876,279	39,026	4.45%
Preferred securities- fixed	36,083	2,111	5.85%	36,083	2,111	5.85%	36,083	2,118	5.87%
Preferred securities- adjustable	13,094	852	6.51%	15,399	1,363	8.85%	15,324	1,308	8.54%
	49,177	2,963	6.03%	51,482	3,474	6.75%	51,407	3,426	6.66%
Total interest-bearing liabilities	1,709,800	65,115	3.81%	1,693,524	72,601	4.29%	1,691,318	65,804	3.89%
Noninterest-bearing demand deposits	66,258	-	-	58,549	-	-	55,857	-	-
Other noninterest-bearing liabilities	24,389	-	-	20,237	-	-	19,909	-	-
Total liabilities	1,800,447	65,115	3.62%	1,772,310	72,601	4.10%	1,767,084	65,804	3.72%
Stockholders’ equity	129,685	-	-	128,120	-	-	124,186	-	-
Total liabilities and equity	$1,930,132	$65,115	3.37%	$1,900,430	$72,601	3.82%	$1,891,270	$65,804	3.48%

Net interest income		$31,143			$24,983			$28,667

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			1.73%			1.38%			1.63%

Net interest margin (net interest income as a percentage of average interest-earning assets)			1.90%			1.57%			1.79%

ESB Financial Corporation	15	2008 Annual Report

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

(Dollar amounts in thousands)	2008 vs. 2007			2007 vs. 2006
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$(1,514)	$(407)	$(1,921)	$(1,925)	$1,610	$(315)
Loans	3,261	(1,494)	1,767	2,397	642	3,039
Cash equivalents	(49)	(258)	(307)	94	22	116
FHLB stock	(188)	(677)	(865)	(85)	358	273

Total interest-earning assets	1,510	(2,836)	(1,326)	481	2,632	3,113

Interest expense:
Deposits	508	(5,806)	(5,298)	570	3,784	4,354
FHLB advances	(3,763)	160	(3,603)	(2,374)	2,794	420
Repurchase agreements	3,463	(1,572)	1,891	1,989	268	2,257
Other borrowings	207	(172)	35	(213)	(69)	(282)
Subordinated debt	(151)	(360)	(511)	5	43	48

Total interest-bearing liabilities	264	(7,750)	(7,486)	(23)	6,820	6,797

Net interest income	$1,246	$4,914	$6,160	$504	$(4,188)	$(3,684)

2008 Results Compared to 2007 Results

General.    The Company reported net income of $10.2 million and $7.7 million for 2008 and 2007, respectively. The $2.6 million, or 33.3%, increase in net income between 2008 and 2007 can primarily be attributed to a decrease in interest expense of $7.5 million, partially offset by decreases in interest income and noninterest income of $1.3 million and $1.9 million, respectively, and increases in provision for loan losses and provision for income taxes of $541,000 and $1.1 million, respectively.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income increased by $6.2 million, or 24.7%, to $31.1 million for 2008, compared to $25.0 million for 2007. This increase in net interest income can be attributed to a decrease in interest expense of $7.5 million, or 10.3%, which was only partially offset by a decrease in interest income of $1.3 million, or 1.4%. The decrease to interest expense reflects a 48 basis point decrease in cost of funds to 3.67% for 2008 from 4.14% for 2007.

ESB Financial Corporation	16	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income.    Interest income decreased $1.3 million, or 1.4%, to $96.3 million for 2008, compared to $97.6 million for 2007. This decrease in interest income can be attributed to decreases in interest earned on securities available for sale, FHLB stock and cash equivalents of $1.9 million, $865,000, and $307,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. Partially offsetting these decreases was an increase in interest earned on loans receivable of $1.8 million.

Interest earned on loans receivable increased $1.8 million, or 4.6%, to $40.0 million for 2008, compared to $38.3 million for 2007. This increase was attributable to an increase in the average balance of loans outstanding of $53.5 million, or 8.8%, to $665.2 million for the year ended December 31, 2008, as compared to $611.7 million for the year ended December 31, 2007. Partially offsetting this increase was a decrease in the yield on the portfolio to 6.07% at December 31, 2008 as compared to 6.31% at December 31, 2007. The increase in loans outstanding is primarily attributed to growth in the residential mortgage loan portfolio.

Interest earned on securities decreased $1.9 million, or 3.4%, to $54.9 million for 2008 compared to $56.9 million for 2007. This decrease was primarily attributable to a decrease in the average balance of securities of $29.7 million, or 2.7%, and a decline in the tax equivalent yield on the portfolio of 3 basis points to 5.33% for 2008, compared to 5.36% for 2007.

Income from FHLB stock decreased $865,000, or 43.5%, to $1.1 million for 2008, compared to $2.0 million for 2007. This decrease can be primarily attributed to a decline in the yield on the FHLB stock of 223 basis points to 3.78% for 2008 compared to 6.01% for 2007, as well as a decline in the average balance of FHLB stock of $3.4 million to $29.6 million at December 31, 2008 from $33.1 million at December 31, 2007.

Interest earned on cash equivalents decreased $307,000, or 66.2%, to $157,000 for 2008, compared to $464,000 for 2007 as the yield decreased to 1.00% for 2008, compared to 2.62% for 2007 and the average balance decreased $2.1 million to $15.7 million at December 31, 2008 compared to $17.7 million at December 31, 2007.

Interest expense.    Interest expense decreased $7.5 million, or 10.3%, to $65.1 million for 2008, compared to $72.6 million for 2007. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $5.3 million, $1.7 million and $511,000, respectively.

Interest incurred on deposits decreased $5.3 million, or 19.1%, to $22.4 million for 2008, compared to $27.7 million for 2007. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 2.81% in 2008 from 3.54% in 2007, partially offset by an increase of $14.6 million, or 1.9%, in the average balance of interest-bearing deposits to $796.5 million for 2008 as compared to $781.9 million for 2007. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements, the largest components of the Company’s interest-bearing liabilities, decreased $1.7 million, or 4.0%, to $39.7 million for 2008, compared to $41.4 million for 2007. This decrease was primarily attributable to a decrease in the cost of these funds to 4.60% for 2008 compared to 4.82% for 2007, partially offset by an increase in the average balance of borrowed funds of $4.0 million, or 0.5%, to $864.1 million for 2008, compared to $860.1 million for 2007. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its policy of laddering the maturities of borrowings up to a five year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2008, the Company replaced approximately $297.1 million of maturing wholesale borrowings at a weighted average rate of 4.50% and an original call/maturity of 3.6 years with borrowings of approximately $340.9 million at a weighted average rate of 3.73% and an average call/maturity of 3.9 years, which caused a decrease in the cost of these borrowings by 77 basis points. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

ESB Financial Corporation	17	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest expense on junior subordinated notes decreased $511,000, or 14.7%, to $3.0 million at December 31, 2008 from $3.5 million at December 31, 2007. This decrease was primarily attributable to a decrease in the cost of these funds to 6.03% for 2008, compared to 6.75% for 2007 as well as a decrease in the average balance of these funds of $2.3 million, or 4.5%, to $49.2 million for 2008, compared to $51.5 million for 2007.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses increased $541,000 to $1.4 million for the year ended December 31, 2008 compared to $865,000 in the prior year. These provisions were part of the normal operations of the Company for 2008. As a result of the provision for loan losses during 2008 and 2007, the Company’s allowance for loan losses amounted to $6.0 million, or 0.86%, of the Company’s total loan portfolio at December 31, 2008, compared to $5.4 million, or 0.85%, at December 31, 2007. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2008 and December 31, 2007 was 239.95% and 236.11%, respectively.

Noninterest income.    Noninterest income decreased $1.9 million, or 26.9%, to $5.3 million for 2008, compared to $7.2 million for 2007. This decrease can be attributed to decreases in net realized gain on sale of securities available for sale and income from real estate joint ventures of $1.5 million and $725,000, respectively, partially offset by increases in fees of $129,000.

Net realized loss recognized on both investments and derivatives increased by $1.6 million to reflect an overall loss of $1.5 million for 2008 as compared to a loss of $96,000 for 2007. In 2007, the Company terminated its cash flow hedge resulting in the loss on sale of derivatives. During 2008, the Company incurred pre-tax impairment charges of approximately $303,000 on four of its equity investments in small banks that had experienced a decline in their market value for the last several quarters. Additionally, the Company took a pre-tax impairment charge of approximately $553,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions. For additional information see Note 2 of the consolidated financial statements. Additionally, the net realized loss on derivatives for 2008 of $616,000 was due to a market value devaluation of the Company’s interest rate caps.

Income from real estate joint ventures decreased $725,000, or 39.7%, to $1.1 million for 2008 compared to $1.8 million for 2007. Included in this decrease was a pre-tax write-down of approximately $398,000 at one of the Company’s joint venture projects. This write-down was due to construction costs on existing units that exceeded expectations and projected increased costs to finish the project.

Fees and service charges increased $129,000, or 3.4%, to $3.9 million for 2008, compared to $3.8 million for 2007. These increases are primarily attributed to increase in fees on our checking and savings products of approximately $120,000, including an increase of $197,000 to fees on NOW accounts primarily due to increased participation in our platinum overdraft program and ESB Rewards program for debit card holders. The platinum overdraft program is a service provided by the Bank which enables customers limited ability to overdraft their checking accounts without the Bank returning the check. The ESB Rewards program offers customers the ability to earn points, based on debit card usage, which can be redeemed for prizes. Offsetting the increase to fees related to checking and savings products were decreases to various loan fees of approximately $82,000, which included a write-down of approximately $32,000 on the servicing asset related to the securitization of loans that the Company completed in 2002.

ESB Financial Corporation	18	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Noninterest expense.    Noninterest expenses decreased $22,000, or 0.1%, to $23.3 million for 2008. This decrease can be primarily attributed to decreases in amortization of intangible assets and minority interest of $114,000 and $397,000, respectively. Partially offsetting these decreases were increases in compensation and employee benefits, premises and equipment and data processing of $360,000, $55,000 and $46,000, respectively.

Amortization of intangible assets decreased $114,000, or 15.9%, to $601,000 for 2008, compared to $715,000 for 2007. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $494,000, $413,000, $332,000, $251,000, $169,000 and $95,000 for the years 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

Minority interest decreased $397,000, or 65.5%, to $209,000 for 2008, compared to $606,000 for 2007. This decrease was directly related to the decrease in income from real estate joint ventures and represents the portion of the profits on the consolidated joint ventures earned by the partners.

Compensation and employee benefits increased $360,000, or 2.7%, to $13.6 million for 2008, compared to $13.2 million in 2007. This increase was related to normal salary adjustments between the years of approximately $207,000 as well as increases to stock option expense, retirement plan expense and various taxes and insurance of $69,000, $62,000 and $22,000, respectively.

Premises and equipment increased $55,000, or 2.2%, to $2.5 million at December 31, 2008. This increase is primarily due to normal operating increases between the years.

Data processing expense increased $46,000, or 2.4%, to $2.0 million for 2008, compared to $1.9 million for 2007. This increase is primarily related to enhancements to the technology for the teller and sales platforms.

Provision for income taxes.    The provision for income taxes increased $1.1 million, or 287.0%, to $1.5 million for 2008 as compared to $400,000 in 2007. The effective tax rate for 2008 was 13.2% compared to 5.0% for 2007. This was primarily due to the $3.7 million, or 45.9%, increase in pre-tax income.

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

ESB Financial Corporation	19	2008 Annual Report

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

Interest earned on securities decreased $315,000, or 0.6%, to $56.9 million for 2007 compared to $57.2 million for 2006. This decrease was primarily attributable to a decrease in the average balance of securities of $38.0 million, or 3.3%, partially offset by an increase in the tax equivalent yield on the portfolio of 13 basis points to 5.36% for 2007, compared to 5.23% for 2006. The reduction to the average balance of the securities portfolio is due to the Company’s investment strategy for 2007 which was to de-leverage a portion of its wholesale strategy by using repayments on securities to repay short term borrowings. This strategy was intended to reduce the Company’s total assets while strengthening its capital position. The Company continued to purchase a limited blend of fixed and adjustable rate product when the ten year treasury bond was in a favorable position.

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

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements, the largest components of the Company’s interest-bearing liabilities, increased $2.4 million, or 6.1%, to $41.4 million for 2007, compared to $39.0 million for 2006. This increase was primarily attributable to an increase in the cost of these funds to 4.82% for 2007 compared to 4.45% for 2006 partially offset by a decrease in the average balance of borrowed funds of $16.1 million, or 1.8%, to $860.1 million for 2007, compared to $876.3 million for 2006. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its policy of laddering the maturities of borrowings up to a five year period. This strategy allows the Company the flexibility to alter its

ESB Financial Corporation	20	2008 Annual Report

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

ESB Financial Corporation	21	2008 Annual Report

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

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of

ESB Financial Corporation	22	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

off-balance sheet interest rate caps and structured borrowings with imbedded caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2008, the implementation of these asset and liability initiatives resulted in the following: (i) $204.9 million or 29.0% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $90.1 million or 24.0% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs, (iii) $273.5 million or 30.3% of the Company’s portfolio of mortgage-backed securities were secured by ARMs and (iv) the Company had $40.0 million in notional amount of interest rate caps and $85.0 million in structured borrowings with $110.0 million in notional amount of imbedded caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2008, the Company’s interest-earning assets maturing or repricing within one year totaled $521.2 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $820.0 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $298.8 million or a negative 15.1% of total assets. At December 31, 2008, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 63.6%. The Company strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2008 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$355,605	$165,571	$519,332	$293,663	$483,624	$1,817,795
Total interest-bearing liabilities	571,879	248,149	527,470	221,904	233,606	1,803,008

Maturity or repricing gap during the period	$(216,274)	$(82,578)	$(8,138)	$71,759	$250,018	$14,787

Cumulative gap	$(216,274)	$(298,852)	$(306,990)	$(235,231)	$14,787

Ratio of gap during the period to total assets	(10.95%)	(4.18%)	(0.41%)	3.63%	12.66%

Ratio of cumulative gap to total assets	(10.95%)	(15.13%)	(15.55%)	(11.91%)	0.75%

Total assets						$1,974,839

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

ESB Financial Corporation	23	2008 Annual Report

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

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2008 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2008 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2008 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period. The base amount of net income at December 31, 2008, increased from December 31, 2007.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	0.55%	0.17%	(1.53%)	N/A
Return on average equity - increase (decrease)	1.11%	0.60%	(2.62%)	N/A
Diluted earnings per share - increase (decrease)	1.07%	0.49%	(2.79%)	N/A
EVE - increase (decrease)	(12.06%)	(29.72%)	(22.03%)	N/A

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

ESB Financial Corporation	24	2008 Annual Report

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

Net cash provided by operating activities totaled $15.6 million for the year ended December 31, 2008. Net cash provided by operating activities was primarily comprised of net income of $10.2 million and depreciation for premises and equipment, provision for loan losses, amortization of premiums, proceeds from sale of loans available for sale, loss on sale of securities available for sale, amortization of intangible assets, compensation expense on ESOP and MRP and compensation expense on stock options of $946,000, $1.4 million, $1.7 million, $366,000, $856,000, $601,000, $862,000 and $175,000, respectively, partially offset by origination of loans held for sale of $364,000 and increases in BOLI, accrued interest receivable and prepaid expenses and other assets of $1.1 million, $413,000 and $264,000, respectively.

Funds used in investing activities totaled $98.6 million during the year ended December 31, 2008. Primary uses of funds included $206.7 million for loan originations and purchase, purchases of securities available for sale, interest rate cap contracts, FHLB stock and premises and equipment of $190.0 million, $774,000, $7.0 million and $672,000, respectively, as well as $17.2 million for funding of real estate held for investment. These uses were offset by sources of funds from repayments of loans and securities available for sale of $143.2 million and

ESB Financial Corporation	25	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

$161.1 million, respectively, proceeds from real estate acquired through foreclosure, bank owned life insurance and real estate held for investment of $1.2 million, $645,000 and $6.5 million, respectively, as well as redemption of FHLB stock of $11.0 million.

Funds provided by financing activities totaled $82.6 million for the year ended December 31, 2008. The primary sources of funds included an increase in deposits, proceeds from long-term borrowings and proceeds from exercise of stock options of $34.5 million, $346.8 million and $286,000, respectively. Offsetting these sources were uses of funds for repayments of long and short term borrowings, redemption of junior subordinated notes, funding dividends paid and the purchase of treasury stock of $285.5 million, $5.2 million, $4.9 million and $3.4 million, respectively.

At December 31, 2008, the total approved loan commitments outstanding amounted to $25.7 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $76.4 million and the unadvanced portion of construction loans approximated $12.8 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2008 totaled $399.2 million.

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

The Company’s contractual obligations at December 31, 2008 are as follows:

(Dollar amounts in thousands)		Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations (1)	$ 892,198	$ 284,095	$ 240,611	$ 214,058	$ 153,434
Time deposits (1)	216,879	40,663	165,977	8,825	1,414
Operating lease obligations	687	167	154	91	275
Supplemental executive retirement plan	3,363	85	170	170	2,938
Directors’ retirement plan	819	64	201	224	330

Total Contractual Obligations	$ 1,113,946	$ 325,074	$ 407,113	$ 223,368	$ 158,391

(1)	Excludes Interest

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

ESB Financial Corporation	26	2008 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2008, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and risk-based capital ratios of 7.2% and 14.2%, respectively.

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	27	2008 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2008	2007
Assets
Cash on hand and in banks	$6,680	$5,229
Interest-earning deposits	11,032	13,795
Federal funds sold	1,181	234

Cash and cash equivalents	18,893	19,258
Securities available for sale; cost of $1,086,061 and $1,058,538	1,096,806	1,059,972
Loans receivable, net of allowance for loan losses of $6,006 and $5,414	691,315	624,251
Accrued interest receivable	10,052	9,639
Federal Home Loan Bank (FHLB) stock	27,470	31,450
Premises and equipment, net	11,657	11,945
Real estate acquired through foreclosure, net	539	1,692
Real estate held for investment	34,594	36,318
Goodwill	41,599	41,599
Intangible assets	1,830	2,485
Bank owned life insurance	28,481	27,998
Prepaid expenses and other assets	11,603	13,628

Total assets	$1,974,839	$1,880,235

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$877,329	$842,854
FHLB advances	525,684	628,666
Repurchase agreements	337,500	182,000
Other borrowings	23,324	14,542
Junior subordinated notes	46,393	51,519
Advance payments by borrowers for taxes and insurance	2,816	2,579
Accrued expenses and other liabilities	12,788	12,550
Accounts payable for land development	6,621	12,680

Total liabilities	1,832,455	1,747,390

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized;
13,805,812 and 13,806,812 shares issued;
12,123,076 and 12,407,064 shares outstanding	138	138
Additional paid-in capital	101,041	100,884
Treasury stock, at cost; 1,682,736 and 1,399,748 shares	(19,371)	(16,688)
Unearned Employee Stock Ownership Plan (ESOP) shares	(1,672)	(2,571)
Retained earnings	55,789	50,818
Accumulated other comprehensive income, net	6,459	264

Total stockholders’ equity	142,384	132,845

Total liabilities and stockholders’ equity	$1,974,839	$1,880,235

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	28	2008 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2008	2007	2006
Interest income:
Loans receivable	$40,035	$38,268	$35,229
Taxable securities available for sale	50,100	51,938	51,852
Tax-exempt securities available for sale	4,844	4,927	5,328
FHLB stock	1,122	1,987	1,714
Interest-earning deposits and federal funds sold	157	464	348

Total interest income	96,258	97,584	94,471

Interest expense:
Deposits	22,408	27,706	23,352
FHLB advances and repurchase agreements	39,744	41,421	39,026
Junior subordinated notes	2,963	3,474	3,426

Total interest expense	65,115	72,601	65,804

Net interest income	31,143	24,983	28,667
Provision for loan losses	1,406	865	1,113

Net interest income after provision for loan losses	29,737	24,118	27,554

Noninterest income:
Fees and service charges	3,916	3,787	3,698
Net gain on sale of loans	2	7	186
Increase of cash surrender value of bank owned life insurance	1,128	1,104	1,007
Net realized (loss) gain on securities available for sale	(856)	594	480
Net realized loss on derivatives	(616)	(690)	-
Income from real estate joint ventures	1,102	1,827	1,902
Other	601	587	513

Total noninterest income	5,277	7,216	7,786

Noninterest expense:
Compensation and employee benefits	13,596	13,236	13,249
Premises and equipment	2,520	2,465	2,443
Federal deposit insurance premiums	119	98	21
Data processing	1,952	1,906	1,736
Amortization of intangible assets	601	715	832
Minority interest	209	606	637
Advertising	442	424	450
Other	3,812	3,823	4,039

Total noninterest expense	23,251	23,273	23,407

Income before provision for income taxes	11,763	8,061	11,933
Provision for income taxes	1,548	400	1,317

Net income	$10,215	$7,661	$10,616

Net income per share:
Basic	$0.85	$0.62	$0.84
Diluted	$0.84	$0.61	$0.83
Cash dividends declared per share	$0.40	$0.40	$0.40
Weighted average shares outstanding	12,044,075	12,403,495	12,670,216
Weighted average shares and share equivalents outstanding	12,124,485	12,529,668	12,849,602

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2008 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Total stockholders’ equity

Balance at January 1, 2006	$138	$100,453	$ (7,434)	$ (4,494)	$ 43,479	$(5,265)	$126,877
Comprehensive results:
Net income	-	-	-	-	10,616	-	10,616
Other comprehensive results, net	-	-	-	-	-	890	890
Reclassification adjustment	-	-	-	-	-	(317)	(317)

Total comprehensive results	-	-	-	-	10,616	573	11,189
Cumulative effect of change in accounting for post-retirement benefits, net of taxes of $288	-	-	-	-	-	(560)	(560)
Cash dividends at $0.40 per share	-	-	-	-	(5,027)	-	(5,027)
Purchase of treasury stock, at cost (441,395 shares)	-	-	(5,311)	-	-	-	(5,311)
Reissuance of treasury stock for stock option exercises (46,949 shares)	-	-	619	-	(442)	-	177
Compensation expense on ESOP	-	54	-	982	-	-	1,036
Tax effect of compensatory stock options	-	45	-	-	-	-	45
Effect of compensation expense for stock options	-	61	-	-	-	-	61
Forfeitures of MRP shares	-	-	-	-	-	-	-
Accrued compensation expense MRP	-	48	-	-	-	-	48

Balance at December 31, 2006	138	100,661	(12,126)	(3,512)	48,626	(5,252)	128,535
Comprehensive results:
Net income	-	-	-	-	7,661	-	7,661
Other comprehensive results, net	-	-	-	-	-	5,908	5,908
Reclassification adjustment	-	-	-	-	-	(392)	(392)

Total comprehensive results	-	-	-	-	7,661	5,516	13,177
Cash dividends at $0.40 per share	-	-	-	-	(4,946)	-	(4,946)
Purchase of treasury stock, at cost (508,834 shares)	-	-	(5,374)	-	-	-	(5,374)
Reissuance of treasury stock for stock option exercises (63,193 shares)	-	-	812	-	(523)	-	289
Compensation expense on ESOP	-	(26)	-	941	-	-	915
Tax effect of compensatory stock options	-	97	-	-	-	-	97
Effect of compensation expense for stock options	-	102	-	-	-	-	102
Accrued compensation expense MRP	-	50	-	-	-	-	50

Balance at December 31, 2007	138	100,884	(16,688)	(2,571)	50,818	264	132,845
Comprehensive results:
Net income	-	-	-	-	10,215	-	10,215
Other comprehensive results, net	-	-	-	-	-	5,630	5,630
Reclassification adjustment	-	-	-	-	-	565	565

Total comprehensive results	-	-	-	-	10,215	6,195	16,410
Cash dividends at $0.40 per share	-	-	-	-	(4,783)	-	(4,783)
Purchase of treasury stock, at cost (334,273 shares)	-	-	(3,410)	-	-	-	(3,410)
Reissuance of treasury stock for stock option exercises (51,285 shares)	-	-	727	-	(461)	-	266
Compensation expense on ESOP	-	(75)	-	899	-	-	824
Tax effect of compensatory stock options	-	20	-	-	-	-	20
Effect of compensation expense for stock options	-	175	-	-	-	-	175
Accrued compensation expense MRP	-	37	-	-	-	-	37

Balance at December 31, 2008	$138	$101,041	$(19,371)	$(1,672)	$55,789	$6,459	$142,384

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2008 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2008	2007	2006
Operating activities:
Net income	$10,215	$7,661	$10,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	946	1,027	1,036
Provision for loan losses	1,406	865	1,113
Amortization of premiums	1,681	1,885	2,248
Origination of loans held for sale	(364)	(193)	(573)
Proceeds from sale of loans held for sale	366	390	392
Gain on sale of loans held for sale	(2)	(7)	(9)
Net realized loss (gain) on securities available for sale	856	(594)	(480)
Loss on sale of derivatives	-	690	-
Amortization of intangible assets	601	715	832
Compensation expense on ESOP and MRP	861	965	1,084
Compensation expense on stock options	175	102	61
Increases in bank owned life insurance	(1,128)	(1,104)	(1,007)
(Increase) decrease in accrued interest receivable	(413)	232	(181)
Increases in deferred tax asset	(971)	(1,380)	(499)
Decrease (increase) in prepaid expenses and other assets	707	2,716	(314)
Increase (decrease) in accrued expenses and other liabilities	63	(1,646)	(2,925)
Other	620	104	708

Net cash provided by operating activities	15,619	12,428	12,102

Investing activities:
Loan originations and purchases	(206,658)	(148,932)	(184,164)
Purchases of:
Securities available for sale	(189,968)	(150,282)	(285,810)
Interest rate cap contracts	(774)	-	-
FHLB stock	(7,047)	(9,201)	(9,579)
Premises and equipment	(672)	(1,758)	(1,271)
Principal repayments of:
Loans receivable	143,178	114,107	129,261
Securities available for sale	161,144	165,098	184,660
Proceeds from the sale of:
Securities available for sale	-	76,973	73,900
Loans available for sale	-	-	2,228
Real estate acquired through foreclosure	1,212	157	1,156
Premises and equipment	-	-	94
Proceeds from bank owned life insurance	645	631	-
Redemption of FHLB stock	11,027	12,094	8,145
Funding of real estate held for investment	(17,154)	(21,708)	(8,174)
Proceeds from real estate held for investment	6,513	12,326	11,313

Net cash (used in) provided by investing activities	(98,554)	49,505	(78,241)

Financing activities:
Net increase (decrease) in deposits	34,475	19,210	(10,886)
Proceeds from long-term borrowings	346,766	252,328	301,570
Repayments of long-term borrowings	(273,015)	(230,945)	(209,823)
Net decrease in short-term borrowings	(12,451)	(95,884)	(9,911)
Redemption of junior subordinated notes	(5,155)	-	-
Proceeds received from exercise of stock options	286	386	222
Dividends paid	(4,926)	(5,097)	(5,236)
Payments to acquire treasury stock	(3,410)	(5,374)	(5,311)

Net cash provided by (used in) financing activities	82,570	(65,376)	60,625

Net decrease in cash and cash equivalents	(365)	(3,443)	(5,514)
Cash and cash equivalents at beginning of period	19,258	22,701	28,215

Cash and cash equivalents at end of period	$18,893	$19,258	$22,701

Continued

ESB Financial Corporation	31	2008 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands)

	Year ended December 31,
	2008	2007	2006
Supplemental information:
Interest paid	$65,163	$73,020	$64,968
Income taxes paid	2,278	1,507	1,997

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	81	477	1,222
Dividends declared but not paid	1,212	1,255	1,253

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	32	2008 Annual Report

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

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2008, the Company was doing business through 23 full service banking branches, one loan production office, and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $691,000 and $626,000 during the year 2008 and 2007, respectively.

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s

ESB Financial Corporation	33	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	34	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted quarterly, during which loans may be charged off upon reaching various stages of delinquency and depending upon the loan type. The components of the allowance for loan losses represent an estimation pursuant to Statement of Financial Accounting Standards (FAS) No. 5, Accounting for Contingencies or FAS No. 114, Accounting by Creditors for Impairment of a Loan.

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

ESB Financial Corporation	35	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2008 and 2007, respectively. The Company adopted the provisions of FAS No. 142 Goodwill and Intangible Assets, under which the Company ceased amortizing goodwill and instead evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level were estimated as of October 31, 2008 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $1.8 million and $2.4 million at December 31, 2008 and 2007, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total, $494,000, $413,000, $332,000, $251,000, $169,000 and $95,000 for the years 2009, 2010, 2011, 2012, 2013 and thereafter, respectively.

Mortgage Servicing Assets

The servicing asset recorded in connection with the whole loan sale and securitization of a portion of the Company’s 1- 4 family residential mortgage loan portfolio during 2002 was $1.2 million. At December 31, 2008, the remaining balance and fair value of the servicing asset was $52,000, which is recorded in other assets. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. There was an impairment valuation of $32,000 at December 31, 2008. No impairment valuation existed at December 31, 2007 and 2006, respectively. The amortization taken on the servicing asset for the year ended December 31, 2008 and 2007 was $23,000 and $31,000, respectively. The Company had total loans serviced for others of $24.8 million, $23.2 million and $25.2 million at December 31, 2008, 2007 and 2006, respectively.

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

Financial Instruments

Statement of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain

ESB Financial Corporation	36	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

Stock-Based Compensation

The Company accounts for stock compensation based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

During the years ended December 31, 2008, 2007 and 2006, the Company recorded $180,000, $102,000 and $61,000, respectively, in compensation expense and tax benefits of $22,000, $11,000 and $7,000, respectively, related to our share-based compensation awards. As of December 31, 2008, there was approximately $97,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2006. That cost is expected to be recognized over the next two years. Additionally, there was approximately $138,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2007. That cost is expected to be recognized over the next three years. Finally, there was approximately $198,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2008. That cost is expected to be recognized over the next four years.

FAS 123R Share Based Payment requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Accordingly, $20,000, $97,000 and $45,000 in excess tax benefits has been classified as a financing cash inflow for the years ended December 31, 2008, 2007 and 2006 in the Consolidated Statement of Cash Flows.

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

ESB Financial Corporation	37	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

amortized into compensation expense on a straight line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	2008	2007	2006
Assumptions
Volatility	36.29%	35.80%	34.85%
Interest Rates	3.29%	3.63%	4.70%
Dividend Yields	3.88%	3.96%	3.72%
Weighted Average Life (in years)	6.9	6.6	5.4

The weighted average fair value of each stock option granted for 2008, 2007 and 2006 was $2.78, $2.69 and $2.93, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $259,000, $281,000 and $179,000, respectively.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)
	2008	2007	2006
Net income	$10,215	$7,661	$10,616
Weighted-average common shares outstanding	12,044	12,403	12,670

Basic earnings per share	$0.85	$0.62	$0.84

Weighted-average common shares outstanding	12,044	12,403	12,670

Common stock equivalents due to effect of stock options	80	127	180

Total weighted-average common shares and equivalents	12,124	12,530	12,850

Diluted earnings per share	$0.84	$0.61	$0.83

The unallocated shares controlled by the ESOP of 152,687 and 234,809 at December 31, 2008 and December 31, 2007, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account.

Options to purchase 91,632 shares of common stock at a weighted average exercise price of $10.83 per share expiring November 2012, 80,310 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013, 84,040 shares of common stock at a weighted average exercise price of $14.50 per share expiring November 2014, 78,300 shares of common stock at a weighted average exercise price of $12.20 per share expiring June 2015, 16,110 shares of common stock at a weighted average exercise price of $12.40 per share expiring June 2015 and 89,730 shares of common stock at a weighted average exercise price of $10.75 per share expiring November 2016 were outstanding as of December 31, 2007 but were not included in the computation of diluted earnings per share for 2008 because the options’ exercise price was greater than the average market price of the common shares.

ESB Financial Corporation	38	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

Options to purchase 88,910 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013, 89,790 shares of common stock at a weighted average exercise price of $14.50 per share expiring November 2014, 82,300 shares of common stock at a weighted average exercise price of $12.20 per share expiring June 2015 and 17,760 shares of common stock at a weighted average exercise price of $12.40 per share expiring June 2015 were outstanding as of December 31, 2006 but were not included in the computation of diluted earnings per share for 2006 because the options’ exercise price was greater than the average market price of the common shares.

Effect of Recent Accounting and Regulatory Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

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

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, to require enhanced disclosures about derivative instruments and hedging activities. The new standard has revised financial reporting for derivative instruments and hedging activities by requiring more transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS No. 161 requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires entities to provide more

ESB Financial Corporation	39	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

information about their liquidity by requiring disclosure of derivative features that are credit risk-related. Further, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encourage. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-4, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios. This Issue provides transition guidance for conforming changes made to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjusted Conversion Ratios, that resulted from EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, and FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity. The conforming changes are effective for financial statements issued for fiscal years ending after December 15, 2008, with earlier application permitted. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued FASB Staff Position (FSP) No. FAS 158-1, Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88, and No. 106 and to the Related Staff Implementation Guides. This FSP provides conforming amendments to the illustrations in FAS Statements No. 87, 88, and 106 and to related staff implementation guides as a result of the issuance of FAS Statement No. 158. The conforming amendments made by this FSP are effective as of the effective dates of Statement No. 158. The unaffected guidance that this FSP codifies into Statements No. 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions. This FSP concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. The FSP is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets. This standard is intended to improve the consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141R and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets of the Company acquired after the effective date. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). This FSP provides guidance on the accounting for certain types of convertible debt instruments that may be settled in cash upon conversion. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when

ESB Financial Corporation	40	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

interest cost is recognized in subsequent periods. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2008, the FASB issued FASB Staff Position (FSP) No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. This FSP amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to improve an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by the FSP are to be provided for fiscal years ending after December 15, 2009. The adoption of this FSP is not expected to have a material effect on the Company’s results of operations or financial position.

2.	Securities

The following table summarizes the Company’s securities as of December 31:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2008:
Trust preferred securities	$500	$-	$(21)	$479
Municipal securities	135,220	1,624	(2,799)	134,045
Equity securities	676	30	-	706
Corporate bonds	67,883	128	(9,528)	58,483
Mortgage-backed securities	881,782	22,068	(757)	903,093

	$1,086,061	$23,850	$(13,105)	$1,096,806

December 31, 2007:
Trust preferred securities	$500	$-	$(16)	$484
Municipal securities	107,499	2,374	(172)	109,701
Equity securities	794	51	(31)	814
Corporate bonds	59,381	148	(4,982)	54,547
Mortgage-backed securities	890,364	7,407	(3,345)	894,426

	$1,058,538	$9,980	$(8,546)	$1,059,972

ESB Financial Corporation	41	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The proceeds from the sale of securities as of December 31, 2007 and 2006 were $77.0 million and $73.9 million, respectively. There were no security sales in 2008. Gross realized gains and gross realized losses on sales of securities available for sale were $1.7 million and $944,000, respectively, in 2007 and $1.7 million and respectively, in 2006. In addition, there were gross unrealized losses on sales of interest rate caps of $690,000 in 2007. Impairment charges on available for sale securities of $856,000 and $141,000 were recorded for the years ended 2008 and 2007, respectively, on corporate bonds and equity securities that were deemed to be other-than temporarily impaired, no impairment charges were taken in the year ended December 31, 2006. The Company had pre-tax impairment charges of approximately $303,000 on four of its equity investments in small banks that had experienced a decline in their market value for the last several quarters of 2008.

Additionally, the Company took an impairment charge of approximately $553,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions. The Company utilized a discounted cash flow method which under FAS No. 157 is a level three pricing method. During this analysis, the Company determined that two of these financial institutions are currently deferring interest payments. These two financial institutions and one other of the remaining sixteen also have Tier 1 Risk Ratio at or less than the required well capitalized institution level of 6%, the non-performing assets to loans plus real estate owned ratio was greater than 10% and all had negative earnings in the most recent quarter. In addition to these factors, the bond was downgraded to below investment grade by the Moody’s Rating Service during the fourth quarter. The Company believes at this time that the remaining financial institutions are currently financially stable but will continue to monitor this bond into 2009 to determine if any additional other than temporary charges are necessary.

At December 31, 2008 and 2007, the Company did not have any municipal bonds, corporate bonds, equities or trust preferred securities whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008:

As of December 31, 2008

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust Preferred Securities	-	$-	$-	1	$479	$21	1	$479	$21

Municipal securities	53	43,714	1,830	23	20,571	969	76	64,285	2,799

Corporate bonds	4	12,598	1,458	8	35,785	8,070	12	48,383	9,528

Mortgage-backed securities	6	9,535	359	12	18,625	398	18	28,160	757

	63	$65,847	$3,647	44	$75,460	$9,458	107	$141,307	$13,105

ESB Financial Corporation	42	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

As of December 31, 2007

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust Preferred Securities	-	$-	$-	1	$484	$16	1	$484	$16

Municipal securities	14	12,475	141	2	1,742	31	16	14,217	172

Equity Securities	3	302	12	1	138	19	4	440	31

Corporate bonds	1	2,456	44	8	38,903	4,938	9	41,359	4,982

Mortgage-backed securities	2	5,346	25	129	391,413	3,320	131	396,759	3,345

	20	$20,579	$222	141	$432,680	$8,324	161	$453,259	$8,546

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an other than temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as other than temporary impairment losses, and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2008, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of an impairment in the credit quality of the securities, additionally, the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2008, excluding equity securities which have no maturity dates:

(Dollar amounts in thousands)	Available for sale

	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	7.00%	$1	$1
Due from one year to five years	4.34%	12,885	13,331
Due from five to ten years	4.76%	111,235	112,243
Due after ten years	5.19%	961,264	970,525

	5.13%	$1,085,385	$1,096,100

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

ESB Financial Corporation	43	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

Securities, with carrying values of $106.9 million and $92.0 million as of December 31, 2008 and 2007, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2008	2007
Mortgage loans:
Residential - single family	$353,658	$314,438
Residential - multi family	33,680	33,196
Commercial real estate	76,633	80,141
Construction	55,979	51,391

Subtotal mortgage loans	519,950	479,166

Other loans:
Consumer loans
Home equity loans	71,271	67,550
Dealer auto and RV loans	60,896	51,593
Other loans	10,656	11,336
Commercial business	44,508	29,164

Subtotal other loans	187,331	159,643

Total Loans Receivable	707,281	638,809
Less:
Allowance for loan losses	6,006	5,414
Deferred loan fees and net discounts	(2,825)	(2,576)
Loans in process	12,785	11,720

Net Loans Receivable	$691,315	$624,251

Non-performing loans, which include non-accrual loans and troubled debt restructuring, were $2.5 million and $2.3 million at December 31, 2008 and 2007, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)	2008	2007	2006
Interest income that would have been recorded	$207	$171	$236
Interest income recognized	122	88	113

Interest income foregone	$85	$83	$123

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	44	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)	2008	2007	2006
Impaired loans with an allocated allowance	$260	$419	$670
Impaired loans without an allocated allowance	363	440	365

Total impaired loans	$623	$859	$1,035

Allocated allowance on impaired loans	$33	$20	$88
Portion of impaired loans on non-accrual	623	859	1,035
Average impaired loans	684	688	1,409
Income recognized on impaired loans	69	82	56

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)
Totals
Balance, January 1, 2006	$4,864
Provision for loan losses	1,113
Charge offs	(1,022)
Recoveries	158

Balance, December 31, 2006	5,113
Provision for loan losses	865
Charge offs	(841)
Recoveries	277

Balance, December 31, 2007	5,414
Provision for loan losses	1,406
Charge offs	(996)
Recoveries	182

Balance, December 31, 2008	$6,006

FAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

At December 31, 2008 and 2007, the Company conducted its business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or approximately 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and redemptions of FHLB stock are made directly with the FHLB at par. The FHLB Bank of Pittsburgh has currently restricted future redemptions of its stock, therefore the investment could be greater than 5.0%.

ESB Financial Corporation	45	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2008	2007
Land	$2,880	$2,880
Buildings and improvements	16,285	15,925
Leasehold improvements	835	836
Furniture, fixtures and equipment	9,318	9,089

	29,318	28,730
Less accumulated depreciation and amortization	17,661	16,785

	$11,657	$11,945

Depreciation expense for the years December 31, 2008, 2007 and 2006 were $946,000, $1.0 million, and $1.0 million, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $166,777, $108,590, $45,253, $45,253, $45,253 and $275,289 for the years ended December 31, 2009, 2010, 2011, 2012, 2013 and thereafter, respectively. Rent expense for the years ended December 31, 2008, 2007 and 2006 was $119,000, $131,000 and $169,000, respectively.

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2008		2007

Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$65,726	7.5%	$55,775	6.6%
NOW account deposits	105,235	12.0%	96,566	11.5%
Money Market deposits	26,876	3.0%	25,509	3.0%
Passbook account deposits	104,109	11.9%	98,460	11.7%
Time deposits	575,383	65.6%	566,544	67.2%

	$877,329	100.0%	$842,854	100.0%

Time deposits mature as follows:

Within one year	$399,167	45.5%	$438,957	52.1%
After one year through two years	90,832	10.3%	78,601	9.3%
After two years through three years	75,145	8.6%	41,979	5.0%
After three years through four years	2,364	0.3%	4,305	0.5%
After four years through five years	6,461	0.7%	1,491	0.2%
Thereafter	1,414	0.2%	1,211	0.1%

	$575,383	65.6%	$566,544	67.2%

The Company had a total of $179.5 million and $149.9 million in time deposits of $100,000 or more at December 31, 2008 and 2007, respectively.

ESB Financial Corporation	46	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits (continued)

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2008	2007	2006

NOW account deposits	$796	$1,235	$752

Money Market deposits	133	128	215

Passbook account deposits	421	417	503

Time deposits	21,058	25,926	21,882

	$22,408	$27,706	$23,352

ESB Financial Corporation	47	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

(Dollar amounts in thousands)	2008		2007
	Weighted average rate	Amount	Weighted average rate	Amount

FHLB advances:
Due within 12 months	4.82%	$249,750	4.40%	$231,870
Due beyond 12 months but within 2 years	4.98%	165,000	5.15%	231,750
Due beyond 2 years but within 3 years	3.32%	51,866	4.98%	165,000
Due beyond 3 years but within 4 years	3.59%	10,000	-	-
Due beyond 4 years but within 5 years	3.83%	29,027	-	-
Due beyond 5 years	3.85%	20,041	1.00%	46

		$525,684		$628,666

Repurchase agreements:
Due within 12 months	4.55%	$72,500	4.93%	$97,000
Due beyond 12 months but within 2 years	5.02%	10,000	5.16%	50,000
Due beyond 2 years but within 3 years	3.56%	10,000	5.02%	10,000
Due beyond 3 years but within 4 years	3.74%	75,000	-	-
Due beyond 4 years but within 5 years	3.47%	90,000	-	-
Due beyond 5 years	4.38%	80,000	4.28%	25,000

		$337,500		$182,000

Other borrowings:

ESOP borrowings
Due within 12 months	5.25%	$945	5.25%	$945
Due beyond 12 months but within 2 years	5.25%	945	5.25%	945
Due beyond 2 years but within 3 years	-	-	5.25%	945

		$1,890		$2,835

Corporate borrowings
Due within 12 months	6.30%	$1,400	5.55%	$9,000
Due beyond 12 months but within 2 years	6.30%	1,400	-	-
Due beyond 2 years but within 3 years	6.30%	1,400	-	-
Due beyond 3 years but within 4 years	6.30%	1,400	-	-
Due beyond 4 years but within 5 years	6.30%	1,400	-	-
Due beyond 5 years	6.30%	7,000	-	-

		$14,000		$9,000

Treasury tax and loan note payable	-	$203	4.00%	$143

Borrowings for joint ventures	3.75%	$7,231	7.75%	$2,564

Junior subordinated notes
Due beyond 5 years	5.94%	$46,393	6.65%	$51,519

ESB Financial Corporation	48	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Included in the $525.7 million of FHLB advances at December 31, 2008 is approximately $20.0 million of convertible select advances. These advances reset to the three month LIBOR index and have various spreads and call dates. At the reset date, if the three month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to call these convertible select advances on the call date or quarterly thereafter. Also included in the $525.7 million of FHLB advances is $20.0 million in structured advances in which the rate is fixed for four years, and after four years on a specified date, the FHLB has the one time right (European Call) to call the advance. If the FHLB does not call these advances on the specified date, the rate remains the same for the remaining term. Should these advances be called, the Company has the right to pay off the advances without penalty.

Included in the $337.5 million of repurchase agreements (REPOs) are $60.0 million in structured REPOs with embedded caps at various strike rates based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for three years and after 3 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining two years. These structured REPOs also include an embedded cap for the first three year period with a strike rate to the 3 month LIBOR rate. If during the first three years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by the difference between the rate and the strike rate. In addition, the Company has $25.0 million in structured REPOs with double, or $50.0 million notional amount of embedded caps, at a strike rate of 3.75% based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for five years and after 5 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining five years. These structured REPOs also include a double embedded cap for the first five year period with a strike rate to the 3 month LIBOR rate. If during the first five years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by two times the difference between the rate and the strike rate. At no point shall the interest rate on these structured REPOs with embedded caps be less than zero.

Also included in the $337.5 million of REPOs is a $25.0 million structured REPO in which the Company pays a fixed rate of interest. After two years starting in April 2009 and every quarterly period thereafter, the counterparty has the right to terminate the transaction. Also included in the $337.5 million of REPOs are $30.0 million in structured REPOs in which the rate is fixed for four years, and after four years on a specified date, the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining term. It has historically been the Company’s position to pay off any borrowings and replace them with fixed rate funding if converted by the counterparty.

FHLB Advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2008, the Company had a maximum borrowing capacity with the FHLB of $734.0 million, with $208.3 million available for use.

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

ESB Financial Corporation	49	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2008 was $399.6 million with an amortized cost of $388.7 million. The market value of the securities as of December 31, 2007 was $201.4 million with an amortized cost of $200.2 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the year ended December 31, 2008 and 2007.

As of December 31, 2008, and 2007, the Company had repurchase agreements outstanding with Citigroup of $165.0 million and $182.0 million, respectively. As of December 31, 2008 the Company had repurchase agreements outstanding with Barclays, Credit Suisse and PNC of $70.0 million, $97.5 million and $5.0 million, respectively.

As of December 31, 2008, the Company had repurchase agreements with Citigroup with $25.3 million at risk with a weighted average maturity of 41 months, repurchase agreements with Barclays Capital with $13.8 million at risk with a weighted average maturity of 70 months, repurchase agreements with Credit Suisse with $21.6 million at risk with a weighted average maturity of 56 months and repurchase agreements with PNC with $1.4 million at risk with a weighted average maturity of 39 months.

Borrowings under repurchase agreements averaged $273.3 million, $188.3 million and $151.0 million during 2008, 2007 and 2006, respectively. The maximum amount outstanding at any month-end was $337.5 million, $202.0 million and $193.0 million during 2008, 2007 and 2006, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of .25% below the overnight federal funds rate.

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The preferred securities reset quarterly to equal the three month LIBOR index plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $0 and $15,000 at December 31, 2008 and December 31, 2007, respectively, and are amortized on a level yield basis. On July 23, 2008 the Company redeemed $5.0 million of the preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First

ESB Financial Corporation	50	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Tennessee Bank National Association (“First Tennessee”), with a fixed interest rate of 6.30%. The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008.

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the three month LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $0 and $13,750 at December 31, 2008 and December 31, 2007, respectively, and are amortized on a level yield basis.

On February 10, 2005, ESB Capital Trust IV (Trust IV), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $35.0 million fixed/variable rate preferred securities. The Company purchased $1.1 million of common securities of Trust IV. The preferred securities are fixed at a rate of 6.03% for six years and then are variable with a quarterly reset equal to the three month LIBOR index plus 1.82%. The preferred securities have a stated maturity of thirty years. Trust IV’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust IV to invest in $36.1 million of fixed/variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust IV. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of February 10, 2035, on or after February 10, 2011, at the redemption price, which is equal to the liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated February 10, 2005, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company did not have any deferred debt issuance costs associated with the preferred securities.

ESB Financial Corporation	51	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2008	2007	2006

Current expense:
Federal	$2,559	$1,738	$1,815
State	(40)	42	1

	2,519	1,780	1,816
Deferred benefit:
Federal	(971)	(1,380)	(499)

	$1,548	$400	$1,317

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2008	2007	2006

Net gain on securities available for sale	$(3,166)	$(3,099)	$(137)
Net loss on interest rate cap contracts	-	-	32
Cumulative effect of change in accounting for post-retirement benefits	-	-	288
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	20	97	45

	$(3,146)	$(3,002)	$228

ESB Financial Corporation	52	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2008	2007
Deferred tax assets:
Allowances for losses on loans and real estate owned	$2,042	$1,841
General business credit	1,999	1,961
Minimum tax credit carry forward	3,880	3,787
Writedown of debt	349	58
Real estate acquired through foreclosure, net	65	159
State net operating loss carryover	235	235
Defined benefit plans	326	352
Other	1,099	865

Gross deferred tax assets	9,995	9,258

Deferred tax liabilities:
Investment in securities available for sale	3,653	487
Accretion of discounts	27	15
Core deposit intangible	605	809
Purchase price adjustments	218	284
Mortgage servicing rights	2	4
Other	232	180

Gross deferred tax liabilities	4,737	1,779

Net deferred tax asset	$5,258	$7,479

As of December 31, 2008 and 2007, the Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with FAS No. 109 Accounting for Income Taxes since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $2.0 million will be available to reduce future federal income tax up to the year 2028. The alternative minimum tax credit of $3.9 million is available to reduce future regular income taxes over an indefinite period.

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

ESB Financial Corporation	53	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2008	2007	2006

Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(13.6%)	(20.0%)	(14.6%)
State income taxes, net of Federal income tax benefit	(0.2%)	0.3%	-
Earnings of BOLI	(3.3%)	(4.7%)	(2.9%)
Other, net	(3.7%)	(4.6%)	(5.5%)

Effective rate	13.2%	5.0%	11.0%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2007 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

The Company adopted the provisions of FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN No. 48 did not have a significant impact on the Company’s financial statements.

9.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of

ESB Financial Corporation	54	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $243,000, $248,000 and $239,000 to the plan during 2008, 2007 and 2006, respectively.

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

Dividends received on unallocated ESOP shares during 2008, 2007 and 2006 amounted to $85,712, $119,697 and $155,207, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.1 million, $1.0 million and $1.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The ESOP incurred interest on the loan of $130,000, $180,000 and $230,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

During 2008, 2007 and 2006, the Company recognized compensation expense related to the ESOP of $901,000, $915,000 and $1.0 million, respectively.

As of December 31, 2008 and 2007, the ESOP held a total of 1,632,179 and 1,604,618 shares, respectively, of the Company’s stock, and there were 152,687 and 234,809 unallocated shares, respectively, with a fair value of $1.6 million and $2.3 million, respectively. During 2008 and 2007, 82,122 and 85,914 shares were released for allocation, respectively.

Stock Option Plans

The Company maintains various stock option plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Stock options are granted at an exercise price equal

ESB Financial Corporation	55	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

to the market price at the date of grant, the options vest over a specified time and are exercisable on the date they vest and have a maximum term of ten years. These terms are discretionary. Stock option activities under the Option Plans for the years ended December 31 are as follows:

	2008		2007		2006

	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	948,150	$10.21	945,104	$9.89	921,401	$9.55
Granted	91,030	10.30	95,150	10.11	95,345	10.75
Exercised	(51,285)	6.82	(63,193)	6.41	(46,949)	6.35
Forfeited	(96,893)	9.93	(28,911)	7.61	(24,693)	7.22

Outstanding at end of year	891,002	10.45	948,150	10.21	945,104	9.89

Exercisable at end of year	730,596	$10.47	815,342	$10.19	868,960	$9.89

The weighted-average fair values of options granted during 2008, 2007 and 2006 utilizing the Black-Scholes Valuation Model were $2.78, $2.69 and $2.93, respectively.

The following table summarizes certain characteristics of issued stock options as of December 31, 2008:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
1999	91,407	7.37	0.5
2000	95,534	6.01	1.4
2001	81,759	7.83	2.9
2002	91,632	10.83	3.9
2003	80,310	15.35	4.9
2004	84,040	14.50	5.9
2005	78,300	12.20	6.3
2005	16,110	12.40	6.3
2006	89,730	10.75	7.9
2007	91,150	10.11	8.9
2008	91,030	10.30	9.9

	891,002	$10.45	5.3

Management Recognition Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2008, there were 12,105 shares held in the Management Recognition Plan (MRP) trust.

ESB Financial Corporation	56	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

In November 2001, the Company awarded 13,000 shares to eligible individuals, 2,600 shares vested on the date of the grant. The remaining 10,400 shares vested over a four year period ending in 2005. This grant was adjusted for two 20% stock splits that occurred on October 25, 2002 and May 15, 2003.

In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 17,255 shares subsequently vested and 1,780 shares have been forfeited and the remaining 11,155 shares will vest over a scheduled vesting period ending in 2011.

In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant, 225 shares subsequently vested and the remaining 400 shares will vest over a scheduled vesting period ending in 2011.

Compensation expense recognized in 2008, 2007 and 2006 was $37,000, $49,000 and $49,000, respectively. The Company is expected to recognize compensation expense of $35,000, $35,000 and $35,000 for the years 2009, 2010 and 2011, respectively.

The following is a summary of the changes in the stock for the MRP during the year ended December 31, 2008:

	Granted May 2004	Granted May 2005
	Shares	Shares
Nonvested restricted stock as of January 1, 2008	14,620	475
Granted	0	0
Vested	(4,145)	(75)
Forfeited	680	0

Nonvested restricted stock as of December 31, 2008	11,155	400

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer, and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 43,850 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall

ESB Financial Corporation	57	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2008, the participants in the plan had credited service under the SERP ranging from 18 to 30 years.

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

The following table sets forth the obligation and funded status as of December 31:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	December 31,		December 31,
	2008	2007	2008	2007

Change in benefit obligation
Benefit obligation at beginning of year	$803	$577	$1,781	$1,541
Service Cost	34	7	48	51
Interest Cost	45	33	102	96
Amendments	22	226	-	-
Actuarial losses (gains)	(4)	(11)	60	93
Benefits paid	(35)	(29)	(45)	-

Benefit obligation at end of year	865	803	1,946	1,781

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-	-
Employer contributions	35	29	45	-
Benefits paid	(35)	(29)	(45)	-

Fair value of plan assets at end of year	-	-	-	-

Funded Status	$(865)	$(803)	$(1,946)	$(1,781)

Amounts recognized in accumulated other comprehensive income consist of:
Net loss	$23	$12	$199	$176
Prior service cost	194	251	217	244

Total	$217	$263	$416	$420

ESB Financial Corporation	58	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The accumulated benefit obligation for the directors’ retirement plan was $818 and $753 at December 31, 2008 and 2007, respectively and for the SERP was $1.7 million and $1.5 million at December 31, 2008 and 2007, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31 is as follows:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	December 31,		December 31,
	2008	2007	2008	2007

Projected benefit obligation	$865	$803	$1,946	$1,781
Accumulated benefit obligation	818	753	1,678	1,518
Fair value of plan assets	-	-	-	-

(Dollar amounts in thousands)	Directors’ Retirement Plan			SERP
	December 31,			December 31,
	2008	2007	2006	2008	2007	2006

Net Periodic Pension Cost
Service cost	$34	$7	$12	$48	$51	$56
Interest cost	45	33	31	102	96	97
Amortization of transition obligation	-	-	-	65	58	74
Amortization of prior service cost	87	63	63	-	-	-

Net periodic pension cost	$166	$103	$106	$215	$205	$227

The estimated net loss and prior service cost for the SERP and directors’ retirement plan plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $44,691 and $86,945, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2008	2007	2008	2007

Discount rate	5.50%	6.00%	5.50%	6.00%
Rate of compensation increase	n/a	n/a	4.00%	4.00%

The long-term rate of return on plan assets gives consideration to returns currently being earned on plan assets, as well as future rates expected to be earned.

The Company expects to contribute $64,111 to the directors’ retirement plan in 2009.

At December 31, 2008 the projected benefit payments for the directors’ retirement plan were $64,111, $87,651, $113,248, $112,952, $111,478 and $330,443 for years 2009, 2010, 2011, 2012, 2013 and thereafter, respectively. At December 31, 2008, the projected benefit payments for the SERP were $85,000, $85,000, $85,000, $85,000, $85,000 and $3.0 million for years 2009, 2010, 2011, 2012, 2013 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	59	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Other Comprehensive Income (loss)

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

(Dollar amounts in thousands)	2008	2007	2006
Net Income:	$10,215	$7,661	$10,616
Other Comprehensive income (loss) - net of tax (benefit) expense
Fair value adjustment on securities available for sale, net of tax expense of $2,875 in 2008, $3,302 in 2007 and $368 in 2006	5,581	6,409	715
Securities losses (gains) reclassified into earnings, net of tax benefit (expense) of $291 in 2008, ($202) in 2007 and ($163) in 2006	565	(392)	(317)
Pension and postretirement amortization, net of tax expense of $52 in 2008 and $41 in 2007	101	80	-
Adjustment to minimum pension liability of the SERP plan, net of tax (benefit) expense of ($26) in 2008, ($105) in 2007 and $43 in 2006	(52)	(203)	84
Fair value adjustment on derivatives, net of tax (benefit) of ($195) in 2007 and ($32) in 2006	-	(378)	(63)

Other Comprehensive income	6,195	5,516	419

Comprehensive income	$16,410	$13,177	$ 11,035

11.	Commitments and Contingencies

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

(Dollar amounts in thousands)	2008	2007
Loans in process and commitments:
Fixed interest rate	$12,802	$12,180
Variable interest rate	25,677	27,040
Lines of credit (unfunded):
Commercial	29,158	23,912
Consumer	47,251	45,352
Letters of credit:
Standby	6,592	13,240
Interest Rate Cap Contracts	40,000	-

ESB Financial Corporation	60	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Commitments and Contingencies (continued)

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

12.	Fair Value

Effective January 1, 2008, the Company adopted FAS No. 157 Fair Value Measurement, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. FAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by FAS No. 157 hierarchy are as follows:

Level I:	Quoted prices are available in the active markets for identical assets or liabilities as of the reported date.

Level II:

Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2008 by level within the fair value hierarchy. As required by FAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Securities available for sale	$706	$1,057,889	$38,211	$1,096,806
Interest Rate Caps	$-	$157	$-	$157

Securities available for sale: With the exception of floating rate trust preferred securities, fair values for securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique which is widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

ESB Financial Corporation	61	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

Due to recent uncertainties in the credit markets broadly, and the lack of both trading and new issuance of floating rate trust preferred securities, market price indications generally reflect the lack of liquidity in these markets. Due to this lack of practical quoted prices, fair value for floating rate trust preferred securities has been determined using a discounted cash-flow technique. Cash flows are estimated based upon the contractual terms of each instrument. Market rates have been calculated based upon the five year historical discount margin for these instruments from August 2002 through August 2007, when the market was more liquid. These market rates were then adjusted for credit spreads and liquidity risk given the current markets. Credit spreads are based upon the Moody’s rating for each bond and range from 25 to 125 basis points. Liquidity risk adjustments ranged from 50 to 100 basis points where the securities of the 15 largest banks in the United States are assigned 50 basis points. Approximately $18.6 million or 48.5% of the $38.2 million in floating rate trust preferred securities represent investments in three of the four largest banks in the United States.

Interest Rate Caps: Fair values of interest rate cap contracts are based on dealer quotes. The following table presents the changes in the Level III fair-value category for the year ended December 31, 2008. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

Fair Value Measurements Using Significant Unobservable Inputs (Level III)

(Dollar amounts in thousands)	Securities available for sale
Beginning Balance January 1, 2008	$-
Total net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	3
Net realized loss on securities available for sale	(553)
Included in other comprehensive income	(348)
Transfers in and/or out of Level III	39,109
Purchases, issuances and settlements	-

Ending Balance, December 31, 2008	$38,211

The following table summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2008, for Level III assets and liabilities that are still held at December 31, 2008.

(Dollar amounts in thousands)	Securities available for sale
Interest income on securities	$3
Net realized loss on securities available for sale	(553)

$(550)

ESB Financial Corporation	62	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following table presents the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a non-recurring basis as of December 31, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Impaired loans	$-	$-	$590	$590

Impaired Loans: Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

13.	Financial Instruments

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

Securities – With the exception of floating rate trust preferred securities, fair values for securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique which is widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Loans receivable – Fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Loan commitments – The fair value of loan commitments at December 31, 2008 and 2007 approximated the carrying value of those commitments at those dates.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

FHLB stock – FHLB stock is restricted for trading purposes, and thus, the carrying value approximates fair value.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2008 and 2007 approximated the cash surrender value of the policies at those dates.

Interest rate cap contracts – Fair values of interest rate cap contracts are based on dealer quotes.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

Borrowed funds and subordinated debt – For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Fair values of structured borrowings are based on dealer quotes.

ESB Financial Corporation	63	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

Advance payments by borrowers for taxes and insurance – The fair value of the advance payments by borrowers for taxes and insurance approximated the carrying value of those commitments at those dates.

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

(Dollar amounts in thousands)	2008		2007

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$18,893	$18,893	$19,258	$19,258
Securities	1,096,806	1,096,806	1,059,972	1,059,972
Loans receivable and held for sale	691,315	711,324	624,251	630,400
Accrued interest receivable	10,052	10,052	9,639	9,639
FHLB stock	27,470	27,470	31,450	31,450
Bank owned life insurance	28,481	28,481	27,998	27,998
Interest rate cap contracts	157	157	-	-

Financial liabilities:
Deposits	877,329	886,647	842,854	848,216
Borrowed funds	886,508	925,396	825,208	834,013
Junior subordinated notes	46,393	66,402	51,519	50,045
Advance payment by borrowers for taxes and insurance	2,816	2,816	2,579	2,579
Accrued interest payable	5,119	5,119	5,168	5,168

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory—and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2008, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008 and 2007 the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2008, there are no conditions or events since that notification that have changed the categorization.

Tier 1 leverage capital level in the following table is presented as a percentage of total adjusted assets (as defined in the regulations); total capital and tier 1 risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

ESB Financial Corporation	64	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

The minimum required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for tier 1 leverage, tier I risk-based and total capital ratios, respectively.

Congress has temporarily increased FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2009. Prior to the increase, the FDIC through the Deposit Insurance Fund insured deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Bank must pay an annual premium.

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008:
Total Capital	$141,208	14.87%	$75,955	8.00%	$94,944	10.00%
(to Risk Weighted Assets)

Tier 1 Leverage Capital	$135,202	7.19%	$75,222	4.00%	$94,028	5.00%
(to Adjusted Tangible Assets)

Tier 1 Risk Based Capital	$135,202	14.24%	$37,978	4.00%	$56,966	6.00%
(to Risk Weighted Assets)

As of December 31, 2007:
Total Capital	$138,612	15.60%	$71,082	8.00%	$88,853	10.00%
(to Risk Weighted Assets)

Tier 1 Leverage Capital	$133,195	7.33%	$72,699	4.00%	$90,874	5.00%
(to Adjusted Tangible Assets)

Tier 1 Risk Based Capital	$133,195	14.99%	$35,541	4.00%	$53,312	6.00%
(to Risk Weighted Assets)

ESB Financial Corporation	65	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008:
Interest income	$24,011	$23,662	$24,135	$24,450
Interest expense	17,244	16,047	15,914	15,910

Net interest income	6,767	7,615	8,221	8,540
Provision for loan losses	221	290	409	486

Net interest income after provision for loan losses	6,546	7,325	7,812	8,054
Net realized loss on securities available for sale	-	-	-	(856)
Other noninterest income	1,326	2,512	1,531	764
Noninterest expense	5,779	5,899	5,628	5,945

Income before income taxes	2,093	3,938	3,715	2,017
Provision for income taxes	138	777	591	42

Net income	$1,955	$3,161	$3,124	$1,975

Net income per share
Basic	$0.16	$0.26	$0.26	$0.16
Diluted	$0.16	$0.26	$0.26	$0.16

2007:
Interest income	$24,314	$24,271	$24,552	$24,447
Interest expense	17,764	17,952	18,437	18,448

Net interest income	6,550	6,319	6,115	5,999
Provision for loan losses	326	185	156	198

Net interest income after provision for loan losses	6,224	6,134	5,959	5,801
Net realized (loss) gain on securities available for sale	-	(2)	28	(122)
Other noninterest income	1,816	1,944	2,055	1,497
Noninterest expense	5,998	5,918	5,895	5,462

Income before income taxes	2,042	2,158	2,147	1,714
Provision for income taxes	109	148	116	27

Net income	$1,933	$2,010	$2,031	$1,687

Net income per share
Basic	$0.15	$0.16	$0.16	$0.14
Diluted	$0.15	$0.16	$0.16	$0.14

ESB Financial Corporation	66	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition
(Dollar amounts in thousands)		2008	2007
Assets:
Interest-earning deposits		$1,812	$647
Securities available for sale		3,062	2,204
Equity in net assets of subsidiaries		200,531	199,373
Other assets		5,117	5,418

Total assets		$210,522	$207,642

Liabilities and stockholders’ equity:
Subordinated debt, net		$46,393	$51,519
Payable to subsidiaries		4,150	9,250
Accrued expenses and other liabilities		17,595	14,028
Stockholders’ equity		142,384	132,845

Total liabilities and stockholders’ equity		$210,522	$207,642

Condensed Statements of Operations
(Dollar amounts in thousands)	2008	2007	2006
Income:
Equity in undistributed net income of subsidiaries	$(3,407)	$1,553	$5,935
Dividends from subsidiaries	16,500	9,000	7,500
Management fee income, from subsidiaries	24	24	24
Net realized (loss) gain on sale of securities available for sale	(303)	274	47
Interest and other income	175	266	306

Total income	12,989	11,117	13,812
Expense:
Interest expense, to subsidiary	4,017	4,787	4,975
Compensation and employee benefits	243	181	70
Other	335	140	162

Total expense	4,595	5,108	5,207

Income before benefit from income taxes	8,394	6,009	8,605
Benefit from income taxes	(1,821)	(1,652)	(2,011)

Net income	$10,215	$7,661	$10,616

ESB Financial Corporation	67	2008 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
(In thousands)	2008	2007	2006

Operating activities:
Net income	$10,215	$7,661	$10,616
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	3,407	(1,553)	(5,935)
Net realized loss (gain) on securities available for sale	303	(274)	(47)
Compensation expense on ESOP/MRP	861	965	1,084
Other, net	(549)	5,059	3,278

Net cash provided by operating activities	14,237	11,858	8,996

Investing activities:
Purchases of securities	(184)	(206)	-
Principal repayments of securities	388	446	513
Proceeds from the sale of securities available for sale	-	1,241	-

Net cash provided by investing activities	204	1,481	513

Financing activities:
(Decrease) increase in loan to subsidiaries	(5,100)	(3,500)	750
Amortization of deferred debt issuance costs	29	75	75
Redemption of junior subordinated notes	(5,155)	-	-
Proceeds from long term borrowings	5,000	-	-
Proceeds received from exercise of stock options	286	386	222
Dividends paid	(4,926)	(5,097)	(5,236)
Payments to acquire treasury stock	(3,410)	(5,374)	(5,311)

Net cash used in financing activities	(13,276)	(13,510)	(9,500)

Increase (decrease) in cash equivalents	1,165	(171)	9
Cash equivalents at beginning of period	647	818	809

Cash equivalents at end of period	$1,812	$647	$818

ESB Financial Corporation	68	2008 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ESB Financial Corporation management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, ESB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Audit Report of ESB Financial Corporation and our report dated March 9, 2009, expressed an unqualified opinion.

Wexford, Pennsylvania

March 9, 2009

ESB Financial Corporation	69	2008 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the consolidated statements of financial condition of ESB Financial Corporation (the “Company”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operation, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ESB Financial Corporation and subsidiaries’ Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2009, expressed an unqualified opinion on the effectiveness of ESB Financial Corporation’s internal control over financial reporting.

As discussed in Note 13 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Wexford, Pennsylvania

March 9, 2009

ESB Financial Corporation	70	2008 Annual Report

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

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2008, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Charlotte A. Zuschlag

President and Chief Executive Officer

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

March 9, 2009

ESB Financial Corporation	71	2008 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the NASDAQ Global Select Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Janney Montgomery Scott LLC	Keefe, Bruyette & Woods, Inc.
60 State Street, 35th Floor	787 7th Avenue, 4th Flr
Boston, MA 02109	New York, NY 10019
Telephone: (617) 557-2984	Telephone: (800) 966-1559
Stifel Nicolaus & Co., Inc.	UBS Financial Services
18 Columbia Turnpike	One North Wacker Drive, 35th Flr
Florham Park NJ 07932	Chicago, IL 60606
Telephone: (800) 342-2325	Telephone: (800) 525-4313

Number of Stockholders and Shares Outstanding

As of December 31, 2008, there were 2,692 registered stockholders of record and 12,123,626 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

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

10 Commerce Drive

Cranford, NJ 07016

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2007, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 31, 2008	January 23, 2009	$0.10
September 30, 2008	October 24, 2008	$0.10
June 30, 2008	July 25, 2008	$0.10
March 31, 2008	April 25, 2008	$0.10

December 31, 2007	January 25, 2008	$0.10
September 28, 2007	October 25, 2007	$0.10
June 29, 2007	July 25, 2007	$0.10
March 30, 2007	April 25, 2007	$0.10

ESB Financial Corporation	72	2008 Annual Report

Stock and Dividend Information (continued)

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Stock Price Information

The bid and ask price of the Company’s common stock were $10.90 and $10.24, respectively, as of January 30, 2009.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2008 Quarter Ended
December 31	$10.95	$7.28	$10.74
September 30	10.97	8.50	9.40
June 30	11.31	9.33	9.73
March 31	10.42	9.30	9.92

2007 Quarter Ended
December 31	$10.78	$9.90	$10.00
September 30	11.10	9.57	10.60
June 30	11.31	10.60	11.03
March 31	11.50	10.65	10.88

ESB Financial Corporation	73	2008 Annual Report

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

Performance Graph provided by SNL Financial.

ESB Financial Corporation	74	2008 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 22, 2009, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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

We make available on our website www.esbbank.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, on the date which we electronically file these reports with the Securities and Exchange Commission, as well as our code of ethics. Investors are encouraged to access these reports and the other information about our business and operations on our web site.

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
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
Springfield Partners, LP
BelleVue Park
MW 42

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	75	2008 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	Lloyd L. Kildoo
Vice Chairman of the Board	Supervisor & Funeral Director - Glenn-Kildoo Funeral Homes
Retired Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	James P. Wetzel, Jr.
President & Chief Executive Officer	Retired President & CEO - PHSB Financial Corporation

ESB BANK

William B. Salsgiver	Lloyd L. Kildoo
Chairman of the Board	Supervisor & Funeral Director - Glenn-Kildoo Funeral Homes
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Retired Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Joseph W. Snyder
President & Chief Executive Officer	Sourcing Agent - Equitable Resources, Inc.

Raymond K. Aiken	Jefrey F. Wall
Retired President & COO - Lockhart Chemical Co.	Business Manager - Rochester Area School District

Joseph D. Belas	James P. Wetzel, Jr.
Retired Director - PHSB Financial Corporation	Retired President & CEO - PHSB Financial Corporation

Johanna C. Guehl
Owner - Law Offices of Johanna C. Guehl
Affiliate - Kathy L. Hess & Associates, CPA’s

ESB BANK - DIRECTOR EMERITUS

Guy Dille, CPA	Edward W. Preskar, RA
Retired Chief Financial Officer - Williams & Company, Inc.	Retired Director of Facilities - School District of Pittsburgh

ESB Financial Corporation	76	2008 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	Vice Presidents
Chairman of the Board	Deborah A. Allen
Charlotte A. Zuschlag	Kathleen A. Bender
President & Chief Executive Officer	Charlotte M. Bolinger
Thomas E. Campbell
Group Senior Vice Presidents	Louis C. Frischkorn
Charles P. Evanoski - Chief Financial Officer	Nancy A. Glitsch
Frank D. Martz - Operations & Corporate Secretary	Deborah S. Goehring
Todd F. Palkovich - Lending	Peter J. Greco
Paul F. Hoyson
Senior Vice Presidents	Brian W. Hulme
Robert A. Ackerman - Audit & Loan Review	Mary Ann Leonardo
Richard E. Canonge - Treasurer	Sally A. Mannarino
Robert J. Colalella - Marketing	Larry Mastrean
John W. Donaldson II - Lending	John J. Mottes
Teresa Krukenberg - Business Development	Joseph R. Pollock, III
Ronald J. Mannarino - Asset/Liability Management	Pamela K. Zikeli
Mark A. Platz - Information Technology
Ronald E. Pompeani - Lending	Assistant Vice Presidents
Marilyn Scripko - Lending & CRA Officer	Theresa M. Adler
John T. Stunda - Human Resources	Susan B. Antolic
Bonita L. Wadding - Controller	Kelley J. Avena
Janet S. Barletta
ESB BANK, ADVISORY BOARD	James D. Bish
Joseph W. DeNardo	Amy E. Dicks
Retired Chief Meteorologist for WTAE-TV	Judy L. Diesing
George C. Dorsch	Susan C. Fisher
Retired Engineer -	Theresa A. Gerst
Dept. of Transportation, Commonwealth of Pennsylvania	Christine L. Gillin
Dr. Allan Gastfriend	Margaret A. Haefele
Retired Dentist	G. Fred Knopp, Jr.
Charles W. Hergenroeder	Penny K. Koch
Partner - Hergenroeder, Rega, Sommer, LLC	David L. Kramer
Watson F. McGaughey, Jr.	Kyle R. Krupa
Retired President - McGaughey Buses, Inc.	Mary C. Magestro
Donald R. Miller	Barbara E. Martinelli
Retired President - Miller & Sons Chevrolet	Beth A. McClymonds
Kristin E. McKelvey
ESB BANK	Marianne L. Mills
William B. Salsgiver	Ann R. Nelson
Chairman of the Board	Jonathan D. Newell
Charlotte A. Zuschlag	Deborah F. Pagley
President & Chief Executive Officer	James P. Perenovich
Timothy S. Robinson
Group Senior Vice Presidents	Cynthia L. Scaramazza
Charles P. Evanoski	Jackie A. Smith
Frank D. Martz	Kathy A. Smyth
Todd F. Palkovich	Sharon L. Speicher
Karla L. Spinelli
Senior Vice Presidents	Joyce A. Stellitano
Robert A. Ackerman	Robert Tatka
Richard E. Canonge	Volynda Teets
Robert J. Colalella	Janice L. Voynik
John W. Donaldson II
Teresa Krukenberg	Assistant Secretaries
Ronald J. Mannarino	Linda A. MacMurdo
Mark A. Platz	Dana M. Martz
Ronald E. Pompeani	Robin Scheffler
Marilyn Scripko
John T. Stunda	THF, Inc.
Bonita L. Wadding	Rocco Abbatangelo - President

ESB Financial Corporation	77	2008 Annual Report

Board of Directors

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Lloyd L. Kildoo, Mario J. Manna, Jefrey F. Wall and Johanna C. Guehl. Standing from the left are Herbert S. Skuba, Charlotte A. Zuschlag, Joseph W. Snyder, James P. Wetzel, Raymond K. Aiken and Joseph D. Belas.

ESB Financial Corporation	78	2008 Annual Report

A Very Special Thank You

The ESB Financial Corporation family would like to extend a very special thank you to Charles Delman who retired this year from our Board of Directors.

His career in banking spanned over fifty years. He held the position of President of Economy Savings Bank from 1971 to 1992 and Chairman, President and CEO of ESB Bancorp from 1989 to 1994. As a director of both the Company and the Bank for over thirty years his commitment and contributions to the Company are deeply appreciated.

Accept our best wishes Chuck and our sincere gratitude for the over fifty years of devoted service to ESB Financial Corporation!

ESB Financial Corporation	79	2008 Annual Report

Earn rewards any time
you use your check card.
It's free and very rewarding.
Swipe.
Earn.
Redeem.
www.esbbankrewards.com
Member FDIC • Equal Housing Lender

ESB
Bank
Rewards

ESB Bank

www.esbbank.com

800-533-4193

Office Locations and Financial Services Managers

ALIQUIPPA	CORAOPOLIS	NEW BRIGHTON
Janet Barletta	Jackie Smith	G. Fredd Knopp Jr
Financial Services Manager	Financial Services Manager	Financial Services Manager
Phone: 724-378-4436	Phone: 412-264-8862	Phone: 724-846-4920
Fax: 724-378-1204	Fax: 412-264-5960	Fax: 724-846-7805
2301 Sheffield Road	900 Fifth Avenue	800 Third Avenue
Aliquippa, PA 15001	Coraopolis, PA 15108	New Brighton, PA 15066

AMBRIDGE	DARLINGTON	NORTH SHORE
Sharon Speicher	Christine Gillin	Jan Orr
Financial Services Manager	Financial Services Manager	Assistant Financial Services Manager
Phone: 724-266-5002	Phone: 724-827-8500	Phone: 412-231-7297
Fax: 724-266-6178	Fax: 724-827-8502	Fax: 412-231-4097
506 Merchant Street	233 Second Street, PO Box 305	807 Middle Street
Ambridge, PA 15003	Darlington, PA 16115	Pittsburgh, PA 15212

BALDWIN	ELLWOOD CITY	NORTHERN LIGHTS
Theresa Gerst	Pamela Zikeli	David Kramer
Financial Services Manager	Regional Financial Services Manager	Financial Services Manager
Phone: 412-655-8670	Phone: 724-758-5584	Phone: 724-869-2193
Fax: 412-655-8116	Fax: 724-758-0576	Fax: 724-869-2196
5035 Curry Road	600 Lawrence Avenue	1555 Beaver Road
Pittsburgh, PA 15236	Ellwood City, PA 16117	Baden, PA 15005

BEAVER	FOX CHAPEL	SHENANGO TOWNSHIP
Larry Mastrean	Joyce Stellitano	Charlotte Bolinger
Regional Financial Services Manager	Financial Services Manager	Assistant Regional Financial Services Manager
Phone: 724-775-1052	Phone: 412-782-6500	Phone: 724-654-7781
Fax: 724-775-6687	Fax: 412-782-1279	Fax: 724-654-1643
701 Corporation Street	1060 Freeport Road	2656 Ellwood Road
Beaver, PA 15009	Pittsburgh, PA 15238	New Castle, PA 16101

BEAVER FALLS	FRANKLIN TOWNSHIP	SPRING HILL
Susan Fisher	Thomas Campbell	Marianne Mills
Financial Services Manager	Assistant Regional Financial Services Manager	Financial Services Manager
Phone: 724-847-4004	Phone: 724-752-2500	Phone: 412-231-0819
Fax: 724-846-0718	Fax: 724-752-2502	Fax: 412-231-0822
1427 Seventh Avenue	1793 Mercer Road	Itin & Rhine Streets
Beaver Falls, PA 15010	Ellwood City, PA 16117	Pittsburgh, PA 15212

BEECHVIEW	HOPEWELL TOWNSHIP	TROY HILL
Barbara Martinelli	Karla Spinelli	Margaret Haefele
Financial Services Manager	Financial Services Manager	Financial Services Manager
Phone: 412-344-7211	Phone: 724-378-0505	Phone: 412-231-8238
Fax: 412-344-7213	Fax: 724-378-0530	Fax: 412-231-1910
1550 Beechview Avenue	2293 Broadhead Road	1706 Lowrie Street
Pittsburgh, PA 15216	Aliquippa, PA 15001	Pittsburgh, PA 15212

CENTER TOWNSHIP	NESHANNOCK TOWNSHIP	WEXFORD
Judy Diesing	Cynthia Scaramazza	Deborah Allen
Financial Services Manager	Financial Services Manager	Regional Financial Services Manager
Phone: 724-774-0332	Phone: 724-658-8825	Phone: 724-934-8989
Fax: 724-774-7869	Fax: 724-658-5483	Fax: 724-934-3026
3531 Broadhead Road	3360 Wilmington Road	101 Wexford-Bayne Road
Monaca, PA 15061	New Castle, PA 16105	Wexford, PA 15090

CHIPPEWA TOWNSHIP	NEW IN 2009	ZELIENOPLE
Deborah Goehring		Kelley Avena
Assistant Regional Financial Services Manager	Butler Branch	Financial Services Manager
Phone: 724-846-6200	831 Evans City Road	Phone: 724-452-6500
Fax: 724-846-6242	Renfrew, PA 16053	Fax: 724-452-6503
2521 Darlington Road	724-789-0057	17 Northgate Plaza Unit 22
Beaver Falls, PA 15010		Harmony, PA 16037

Coming Soon Summer 2009

Our New Butler Branch

ESB FINANCIAL CORPORATION 600 Lawrence Avenue Ellwood City, Pennsylvania 16117 Phone: (724) 758-5584