Form 10-K, Exhibit 13
period 2009-12-31
ESB FINANCIAL CORP
filed 2010-03-12
CIK 872835

Exhibit 13

ESB FINANCIAL CORPORATION

ANNUAL REPORT 2009

ESB Bank

A Subsidiary of ESB Financial Corporation

A **Solid Bank** for a *Secure Future*

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

ESB Bank is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2009, conducted business through 24 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

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

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2009	2008	Change

Total assets	$1,960,677	$1,974,839	(1%)

Securities available for sale	1,106,910	1,096,806	1%

Loans receivable, net	671,387	691,315	(3%)

Total deposits	944,347	877,329	8%

Borrowed funds, including junior subordinated notes	829,641	932,901	(11%)

Stockholders’ equity	164,752	143,065	15%

Net interest income	38,148	31,143	22%

Net income	12,012	10,215	18%

Net income per share (diluted)	$1.00	$0.84	19%

Cash dividends declared per share	$0.40	$0.40	-

Return on average assets	0.61%	0.53%	15%

Return on average stockholders’ equity	7.66%	7.88%	(3%)

ESB Financial Corporation	2	2009 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	3	2009 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to present ESB Financial Corporation’s Annual Report for the year 2009 and to report that the Company posted record earnings per diluted share of $1.00 on net income of $12.0 million for the year ended December 31, 2009, compared to earnings of $0.84 per diluted share on net income of $10.2 million for the year ended December 31, 2008.

The Company achieved record financial results in what was clearly another demanding year for the banking industry. Our performance in this difficult and uncertain operating environment reflects the quality of our organization, the dedication of our employees, the guidance by our Board of Directors, and the focused commitment to our fundamental strategies that have delivered consistent results to our shareholders since our initial public offering in 1990.

Throughout our 94-year history, ESB has continually and successfully responded to change. However, we believe that sticking to basics and maintaining our commitment to the strategies that have made us a leading financial service provider remains a solid roadmap for continued growth and success. In this regard our priorities have not changed and remain:

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

Dividends

I am also pleased to report that during 2009, the Company maintained the current quarterly cash dividend payout of $0.10 per share, which extends our record of paying cash dividends to 78 consecutive quarters. As in previous years, the Board of Directors approved a Common Stock Repurchase Program and, for the year, the Company repurchased approximately 232,000 shares with a market value of $2.9 million.

Branch Office Expansion

In July 2009, the Company opened its 24th office in Renfrew, Connoquenessing Township, Butler, Pennsylvania.

In November 2009, the Company broke ground to relocate its Zelienople Office approximately 1.4 miles south of the current location. The new location is expected to open during the fourth quarter of 2010. This full service facility will afford our customers a large lobby, safe deposit boxes, six teller windows, three drive thru lanes, a full service 24-hour ATM machine and a night drop box.

ESB Financial Corporation	4	2009 Annual Report

Letter to Shareholders (continued)

More than the Money

At ESB, we define success more broadly than just financial results. We also define it by our community involvement, both financially and through volunteerism, and our commitment and adherence to our Mission Statement, Values We Share Statement and Code of Ethics policy, which sets forth the guidance on the way we do business. We are committed to our customers, to the highest ethical behavior, to our communities, and to continued improvement in every aspect of our business. We invite you to review these essential documents which are easily accessible through our website www.esbbank.com. Through our “Casual for Charity Day” program, nearly $20,000 was donated in 2009 to organizations including The American Diabetes Association, The American Heart Association, The American Cancer Society and Project Bundle Up.

Recognition

I am very proud to report that in October 2009, ESB Bank was named as one of the “50 Best Places to Work in Western Pennsylvania” in a competition sponsored by the Pittsburgh Business Times. ESB Bank received this recognition, which is based solely on employee survey results, for the fourth time in 2009

The Year Ahead

With a sound corporate strategy, the hard work and dedication of our employees and the guidance provided by our Board of Directors, I am confident that we have a sound foundation to sustain our performance, to seize new business opportunities, and to initiate new programs that will enhance service to our customers and continue to provide value to our shareholders. As always, we would like to thank all of our customers and our shareholders for their consistent support and we look forward to opportunities for further growth and profitability in 2010.

I would like to express my appreciation to the directors, officers and employees of ESB who have all contributed to our success over the past year. We are very fortunate to have such a talented and dedicated group of individuals who are committed to serving the needs of our customers.

We invite our shareholders to join us at our annual shareholders’ meeting to be held Wednesday, April 21st, at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA. Your attendance will be very much appreciated.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	5	2009 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2009	2008	2007	2006	2005(1)

Total assets	$1,960,677	$1,974,839	$1,880,235	$1,922,722	$1,852,779
Securities	1,106,910	1,096,806	1,059,972	1,143,924	1,117,063
Loans receivable, net	671,387	691,315	624,251	589,642	540,277
Deposits	944,347	877,329	842,854	823,644	834,530
Borrowed funds, including subordinated debt	829,641	932,901	876,727	951,153	869,242
Stockholders’ equity	164,752	143,065	133,657	129,231	127,367
Stockholders’ equity per common share	$13.70	$11.74	$10.71	$10.00	$9.58

	For the year ended December 31,
Operations Data	2009	2008	2007	2006	2005(1)
Net interest income	$38,148	$31,143	$24,983	$28,667	$30,530
Provision for loan losses	912	1,406	865	1,113	568

Net interest income after provision for loan losses	37,236	29,737	24,118	27,554	29,962
Noninterest income	3,595	5,277	7,216	7,786	3,142
Noninterest expense	26,784	23,042	22,667	22,770	22,812

Income before income taxes	14,047	11,972	8,667	12,570	10,292
Provision for income taxes	2,382	1,548	400	1,317	810

Net income	11,665	10,424	8,267	11,253	9,482
Less: net income attributable to the noncontrolling interest	(347)	209	606	637	303

Net income	$12,012	$10,215	$7,661	$10,616	$9,179

Net income per common share:
Basic	$1.01	$0.85	$0.62	$0.84	$0.73
Diluted	$1.00	$0.84	$0.61	$0.83	$0.71
	As of or for the year ended December 31,
Other Data	2009	2008	2007	2006	2005(1)
Performance Ratios (for the year ended)
Return on average assets	0.61%	0.53%	0.40%	0.56%	0.52%
Return on average equity	7.66%	7.88%	5.98%	8.55%	7.16%
Average equity to average assets	7.95%	6.72%	6.74%	6.57%	7.28%
Interest rate spread (2)	2.14%	1.73%	1.38%	1.63%	1.93%
Net interest margin (2)	2.29%	1.90%	1.57%	1.79%	2.06%
Efficiency ratio	57.84%	55.21%	63.88%	57.27%	55.84%
Noninterest expense to average assets	1.36%	1.20%	1.22%	1.24%	1.31%
Dividend payout ratio (3)	40.00%	47.62%	65.57%	48.19%	56.34%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.59%	0.35%	0.36%	0.49%	0.67%
Non-performing assets to total assets	0.25%	0.17%	0.23%	0.22%	0.28%
Allowance for loan losses to total loans	0.88%	0.85%	0.85%	0.84%	0.86%
Allowance for loan losses to non-performing loans	147.58%	239.95%	236.21%	171.75%	127.26%
Capital Ratios (as of year end)
Stockholders’ equity to assets	8.40%	7.24%	7.07%	6.69%	6.85%
Tangible stockholders’ equity to tangible assets	5.19%	4.77%	4.78%	4.71%	4.72%

(1)	Selected consolidated financial data for 2005 reflects increases due to the acquisition of PHSB Financial Corporation.
(2)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(3)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	6	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary, ESB Bank (ESB or the Bank). The Company is also the parent company of ESB Capital Trust II (Trust II), ESB Statutory Trust III (Trust III) and ESB Capital Trust IV (Trust IV), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public by the Company, and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. At December 31, 2009, the bank conducted business through 24 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

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

During the year ended December 31, 2009, the Company reported net income of $12.0 million, an increase of $1.8 million, or 17.6%, compared to the year ended December 31, 2008. The income for the year reflects the Company’s sustained efforts to manage the net interest margin during this challenging time for the banking industry without compromising asset quality or future earnings potential. The results of these efforts are reflected in our earnings, which increased substantially over the prior year, our strong net interest margin, which increased 39 basis points since last year and the growth to our deposit base. The increase in the net interest margin was driven by a decrease to interest expense of $10.8 million, or 16.5%, partially offset by a decrease in interest income of $3.8 million, or 3.9%. The Company has an ongoing campaign to increase commercial, public and personal checking accounts. The results of which were an increase in low cost core deposits. The Company was able to replace higher priced borrowings with these lower rate deposits therefore contributing to the decline in the cost of funds for the year of 64 basis points to 3.03% at December 31, 2009 from 3.67% at December 31, 2008 and overall interest expense.

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

ESB Financial Corporation	7	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in rapidly rising rates and rapidly declining rates as well as a sustained inverted yield curve. During 2009, this wholesale leverage strategy accounted for $6.9 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $41.3 million.

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

In addition to managing the net interest margin in the current rate environment, management was successful in maintaining strong asset quality as the Company has only been minimally impacted by the sub prime mortgage and credit issues that are currently affecting the financial industry. Our percentage of non performing loans to total loans was 0.59% at December 31, 2009 compared to 0.35% at December 31, 2008 and our non performing assets to total assets was 0.25% at December 31, 2009 compared to 0.17% at December 31, 2008.

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

•	changes in the interest rate environment could reduce net interest income and could increase credit losses;

ESB Financial Corporation	8	2009 Annual Report

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

ESB Financial Corporation	9	2009 Annual Report

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

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company had impairment charges of approximately $66,000 on three of its equity investments in small banks that had experienced a decline in their market value for the last several quarters. Additionally, in 2009 the Company took an impairment charge of approximately $552,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions, this charge was in addition to a $553,000 impairment charge taken on the same security in 2008. The Company utilized a discounted cash flow method which is a level three pricing method. During this analysis, the Company determined that three of these financial institutions are currently deferring interest payments, and the Company is aware of two additional financial institutions that will begin deferring interest payments in February 2010. In addition, two financial institutions have defaulted. All five financial institutions that are/will be deferring interest payments as of February 2010 either lost money or broke even for the most recent quarter. Also, there were four financial institutions (including two of the five deferrals) within this pool that the non-performing assets to loans plus real estate owned ratio was greater than 10%. One institution currently deferring interest payments had a Tier 1 Risk Ratio of less than 6% and non-performing assets to loans plus real estate owned ratio greater than 10%. The Company believes, at this time, the remaining financial institutions are currently financially stable but will continue to monitor this bond to determine if additional other than temporary charges are necessary.

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

The allowance for loan losses at December 31, 2009 and 2008 was $6.0 million, allocated as follows for 2009: residential loans $2.2 million, or 36.6%; commercial real estate $1.6 million, or 26.9%; commercial business loans $864,000, or 14.3%; consumer loans $1.3 million, or 22.2%.

Goodwill and other intangible assets

The guidance in U.S. generally accepted accounting principles (GAAP) regarding goodwill and other intangible assets establishes standards for the amortization of acquired intangible assets and the non-amortization and

ESB Financial Corporation	10	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

impairment assessment of goodwill. At December 31, 2009, the Company had $1.3 million of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

GAAP requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. The Companies implied fair value of goodwill is based on a four step approach utilizing the last twelve months earnings per share, stated book value, tangible book value and total deposits to the most recent deal values supplied by a third party. At December 31, 2009, the Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

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

Changes in Financial Condition

General.    The Company’s total assets decreased $14.2 million, or 0.7%, to $1.96 billion at December 31, 2009 from $1.97 billion at December 31, 2008. This decrease was primarily composed of net decreases in cash and cash equivalents, loans receivable, real estate held for investment and intangible assets of $2.6 million, $19.9 million, $7.1 million and $517,000, respectively, partially offset by increases to securities available for sale, loans held for sale, accrued interest receivable, premises and equipment, real estate acquired through foreclosure, prepaid expenses and other assets, and bank owned life insurance of $10.1 million, $201,000, $260,000, $1.4 million, $186,000, $3.0 million and $900,000, respectively.

The decrease in the Company’s total assets reflects a corresponding decrease in total liabilities of $35.8 million, or 2.0%, to $1.80 billion at December 31, 2009 compared to $1.83 billion at December 31, 2008 and an increase in total stockholders’ equity of $21.7 million, or 15.2%, to $164.8 million at December 31, 2009 from $143.1 million at December 31, 2008. The decrease in total liabilities was primarily due to decreases in FHLB advances, other borrowings, advance payments by borrowers for taxes and insurance and accounts payable for land development of $105.3 million, $3.5 million, $155,000, and $2.0 million, respectively, partially offset by increases to deposits, repurchase agreements and accrued expenses and other liabilities of $67.0 million, $5.5 million, and $2.6 million, respectively. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income of $530,000, $5.9 million and $16.2 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) of $858,000. These items were partially offset by an increase in treasury stock of $931,000.

ESB Financial Corporation	11	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Cash on hand, Interest-earning deposits and Federal funds sold.    Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which decreased a combined $2.6 million, or 13.7%, to $16.3 million at December 31, 2009 from $18.9 million at December 31, 2008. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities.    The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications. The Company’s securities portfolio increased by $10.1 million, or 0.9%, to $1.1 billion at December 31, 2009. During 2009, the Company recorded purchases of available for sale securities of $197.1 million consisting primarily of $90.1 million of fixed-rate mortgage-backed securities, $32.4 million of adjustable-rate mortgage backed securities, $10.4 million of municipal bonds, $63.3 million of corporate bonds and $911,000 of equity securities. The portfolio also increased by $24.4 million due to increases in market value. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized. Offsetting these increases were repayments and maturities of securities of $209.6 million, premium amortizations of $438,000, equity securities sold of $746,000 and realized losses of $618,000.

Loans receivable.    The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable decreased $19.9 million, or 2.9%, to $671.4 million at December 31, 2009 from $691.3 million at December 31, 2008. Included in this decrease were decreases in mortgage loans and other loans of $16.8 million, or 3.2%, and $3.5 million, or 1.7%, respectively, partially offset by decreases in the allowance for loan losses, deferred fees and loans in process of approximately $318,000, or 2.0%, combined. The decrease in net loans receivable is due to several factors, including an increase of approximately $50.5 million in repayments to $193.7 million in 2009 as compared to $143.2 million in 2008. These repayments were only partially offset by originations of approximately $174.0 million, which decreased approximately $32.7 million when compared to 2008. The decline in originations was the result of approximately $18.3 million of loans originated for sale as well as an overall decline in the housing market. The yield on the loan portfolio decreased to 5.82% at December 31, 2009 from 6.07% at December 31, 2008.

Loans held for sale.    Loans held for sale increased to $201,000 at December 31, 2009 from $0 at December 31, 2008. During the period the Company originated loans held for sale of approximately $18.3 million and sold approximately $18.1 million, with a resulting gain of approximately $203,000.

Non-performing assets.    Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and troubled debt restructuring (TDR). Non-performing assets increased to $5.0 million, or 0.25%, of total assets at December 31, 2009 from $3.3 million, or 0.17%, of total assets at December 31, 2008. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDR of $3.8 million, $724,000, $166,000 and $254,000, respectively, at December 31, 2009 and $2.2 million, $539,000, $293,000 and $257,000, respectively, at December 31, 2008.

Accrued interest receivable.    Accrued interest receivable increased by $260,000, or 2.6%, to $10.3 million at December 31, 2009 as compared to $10.1 million at December 31, 2008. This increase was a result of increases in the balances on the securities portfolio, including increases to corporate fixed rate bonds that pay interest semiannually, partially offset by decreases in the yields on both the loan and securities portfolios and the balance on the loan portfolio.

ESB Financial Corporation	12	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

FHLB stock.    FHLB stock remained the same at $27.5 million at December 31, 2009 and December 31, 2008. The Bank is required to maintain an investment in capital stock of the FHLB of Pittsburgh in an amount not less than 5.0% of its outstanding notes payable to the FHLB of Pittsburgh. However, the FHLB of Pittsburgh has currently restricted future redemptions of its stock, and therefore the investment could be greater than 5.0% of such notes.

Premises and equipment.    Premises and equipment increased $1.4 million, or 11.9%, to $13.0 million at December 31, 2009 from $11.7 million at December 31, 2008. This increase was primarily due to the construction of the Company’s second Butler County office, which opened in July 2009. The Company has incurred costs of approximately $1.4 million related to the construction, $298,000 of which was incurred in 2008, and the remainder in 2009.

Real estate held for investment.    The Company’s real estate held for investment decreased $7.1 million, or 20.6%, to $27.5 million at December 31, 2009 from $34.6 million at December 31, 2008. This decrease is the result of sales activity in the joint ventures in which the Company has a 51% ownership as well as write-downs of land acquisition and development costs and unit construction costs of approximately $2.5 million at two of the Company’s joint ventures. For a complete description of the existing projects see “Item 1. Business—Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Intangible assets.    Intangible assets decreased $517,000, or 28.3%, to $1.3 million at December 31, 2009 from $1.8 million at December 31, 2008. The decrease primarily resulted from amortization of the core deposit intangible created through acquisitions of approximately $494,000. Additionally, the mortgage servicing asset resulting from the loan sale and securitization in 2002 experienced amortization of approximately $15,000 in 2009.

Prepaid expenses and other assets.     Prepaid expenses and other assets increased $3.0 million, or 25.5%, to $14.6 million at December 31, 2009 from $11.6 million at December 31, 2008. The increase resulted primarily from the FDIC’s decision to amend its regulations and require insured institutions to prepay their estimated quarterly risk-based assessments through the year 2012. The prepaid assessments will be applied against the future quarterly assessments until the prepaid assessment is exhausted or the balance is returned, whichever occurs first. The Company’s prepaid assessment was $6.7 million and was paid in the fourth quarter of 2009. The increase also resulted from increases to securities receivable of $1.8 million, partially offset by decreases in the deferred tax asset.

Bank owned life insurance.    Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of Workingmens Savings Bank’s BOLI of $1.3 million in connection with their acquisition and an addition to the original policy of $3.5 million. The cash surrender value of the BOLI as of December 31, 2009 was $29.4 million.

Deposits.    The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $944.3 million, or 53.2%, of the Company’s total funding sources at December 31, 2009. Total deposits increased $67.0 million, or 7.6%, to $944.3 million at December 31, 2009 from $877.3 million at December 31, 2008. For the year, the Company’s interest-bearing demand and savings deposits increased $26.0 million, or 11.0%, time deposits increased $38.4 million, or 6.7%, and noninterest-bearing deposits increased $2.7 million, or 4.1%. The increase to core deposits of approximately $28.6 million is primarily due to the Company’s ongoing campaign to increase these types of accounts. The Company continues to be diligent in monitoring the rates being offered by regional banks in the Company’s market area and offering special time deposit rates to remain competitive.

ESB Financial Corporation	13	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Advance payments by borrowers for taxes and insurance.    Advance payments by borrowers for taxes and insurance decreased $155,000, or 5.5%, to $2.7 million at December 31, 2009 from $2.8 million at December 31, 2008 due to the decrease in the net loans receivable.

Borrowed funds.    The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $103.3 million, or 11.1%, to $829.6 million at December 31, 2009 from $932.9 million at December 31, 2008. FHLB advances decreased $105.3 million, or 20.0%, repurchase agreements increased $5.5 million, or 1.6%, other borrowings decreased $3.5 million, or 15.0%, while junior subordinated notes remained the same at $46.4 million. The Company is reviewing its continued utilization of advances from the FHLB as a source of funding based upon recent decisions by the FHLB to suspend the dividend on, and restrict the repurchase of, FHLB stock.

Accounts payable for land development.    Accounts payable for land development decreased by $2.0 million to $4.6 million at December 31, 2009 from $6.6 million at December 31, 2008. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The decrease is primarily due to ongoing construction activity at the Company’s existing joint venture projects and that the Company did not begin any new projects in 2009.

Stockholders’ equity.    Stockholders’ equity increased by $21.7 million, or 15.2%, to $164.8 million at December 31, 2009 from $143.1 million at December 31, 2008. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital, retained earnings and accumulated other comprehensive income of $530,000, $5.9 million and $16.2 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) of $858,000. These items were partially offset by an increase in treasury stock of $931,000.

Results of Operations

General.    The Company reported net income of $12.0 million, $10.2 million and $7.7 million in 2009, 2008, and 2007, respectively.

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

ESB Financial Corporation	14	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	2009			Year ended December 31, 2008			2007
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$847,578	$43,095	5.08%	$922,276	$48,140	5.22%	$950,433	$48,848	5.14%
Taxable adjustable corporate bonds AFS	109,089	4,709	4.32%	46,325	1,960	4.23%	48,604	3,090	6.36%
Tax-exempt securities available for sale	121,078	5,400	6.76%	109,786	4,844	6.68%	109,024	4,927	6.85%
	1,077,745	53,204	5.19%	1,078,387	54,944	5.33%	1,108,061	56,865	5.36%
Mortgage loans	489,817	28,438	5.81%	485,950	29,142	6.00%	451,331	27,785	6.16%
Other loans	173,324	10,027	5.79%	163,179	10,210	6.26%	148,375	9,897	6.67%
Tax-exempt loans	19,124	806	6.38%	16,098	683	6.43%	11,977	586	7.41%
	682,265	39,271	5.82%	665,227	40,035	6.07%	611,683	38,268	6.31%
Cash equivalents	21,529	20	0.09%	15,665	157	1.00%	17,727	464	2.62%
FHLB stock	27,470	-	-	29,649	1,122	3.78%	33,052	1,987	6.01%
	48,999	20	0.04%	45,314	1,279	2.82%	50,779	2,451	4.83%
Total interest-earning assets	1,809,009	92,495	5.29%	1,788,928	96,258	5.54%	1,770,523	97,584	5.67%
Other noninterest-earning assets	162,422	-	-	141,204	-	-	129,907	-	-
Total assets	$1,971,431	$92,495	4.85%	$1,930,132	$96,258	5.13%	$1,900,430	$97,584	5.28%

Interest-bearing liabilities:
Interest-bearing demand deposits	$255,929	$761	0.30%	$238,426	$1,350	0.57%	$224,099	$1,779	0.79%
Time deposits	588,496	17,035	2.89%	558,076	21,058	3.77%	557,808	25,927	4.65%
	844,425	17,796	2.11%	796,502	22,408	2.81%	781,907	27,706	3.54%
FHLB advances	459,727	20,372	4.43%	578,565	27,671	4.78%	657,267	31,274	4.76%
Repurchase agreements	344,146	12,704	3.69%	266,771	11,262	4.22%	188,458	9,371	4.97%
Other borrowings	29,425	955	3.25%	18,785	811	4.32%	14,410	776	5.39%
	833,298	34,031	4.08%	864,121	39,744	4.60%	860,135	41,421	4.82%
Preferred securities- fixed	36,083	2,111	5.85%	36,083	2,111	5.85%	36,083	2,111	5.85%
Preferred securities- adjustable	10,310	409	3.97%	13,094	852	6.51%	15,399	1,363	8.85%
	46,393	2,520	5.43%	49,177	2,963	6.03%	51,482	3,474	6.75%
Total interest-bearing liabilities	1,724,116	54,347	3.15%	1,709,800	65,115	3.81%	1,693,524	72,601	4.29%
Noninterest-bearing demand deposits	70,134	-	-	66,258	-	-	58,549	-	-
Other noninterest-bearing liabilities	20,438	-	-	24,389	-	-	20,237	-	-
Total liabilities	1,814,688	54,347	2.99%	1,800,447	65,115	3.62%	1,772,310	72,601	4.10%
Stockholders’ equity	156,743	-	-	129,685	-	-	128,120	-	-
Total liabilities and equity	$1,971,431	$54,347	2.76%	$1,930,132	$65,115	3.37%	$1,900,430	$72,601	3.82%

Net interest income		$38,148			$31,143			$24,983

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			2.14%			1.73%			1.38%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.29%			1.90%			1.57%

ESB Financial Corporation	15	2009 Annual Report

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

(Dollar amounts in thousands)	2009 vs. 2008			2008 vs. 2007
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$(33)	$(1,707)	$(1,740)	$(1,514)	$(407)	$(1,921)
Loans	1,009	(1,773)	(764)	3,261	(1,494)	1,767
Cash equivalents	43	(180)	(137)	(49)	(258)	(307)
FHLB stock	(77)	(1,045)	(1,122)	(188)	(677)	(865)

Total interest-earning assets	942	(4,705)	(3,763)	1,510	(2,836)	(1,326)

Interest expense:
Deposits	1,283	(5,895)	(4,612)	508	(5,806)	(5,298)
FHLB advances	(5,376)	(1,923)	(7,299)	(3,763)	160	(3,603)
Repurchase agreements	2,980	(1,538)	1,442	3,463	(1,572)	1,891
Other borrowings	380	(236)	144	207	(172)	35
Subordinated debt	(162)	(281)	(443)	(151)	(360)	(511)

Total interest-bearing liabilities	(895)	(9,873)	(10,768)	264	(7,750)	(7,486)

Net interest income	$1,837	$5,168	$7,005	$1,246	$4,914	$6,160

2009 Results Compared to 2008 Results

General.    The Company reported net income of $12.0 million and $10.2 million for 2009 and 2008, respectively. The $1.8 million, or 17.6%, increase in net income between 2009 and 2008 can primarily be attributed to a decrease in interest expense, provision for loan losses, and net income attributable to the noncontrolling interest of $10.8 million, $494,000 and $556,000, respectively, partially offset by decreases in interest income and noninterest income of $3.8 million and $1.7 million, respectively, and increases in noninterest expense and provision for income taxes of $3.7 million and $834,000, respectively.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income increased by $7.0 million, or 22.5%, to $38.1 million for 2009, compared to $31.1 million for 2008. This increase in net interest income can be attributed to a decrease in interest expense of $10.8 million, or 16.5%, which was only partially offset by a decrease in interest income of $3.8 million, or 3.9%. The decrease to interest expense reflects a 66 basis point decrease in the cost of interest bearing liabilities to 3.15% for 2009 from 3.81% for 2008.

ESB Financial Corporation	16	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income.    Interest income decreased $3.8 million, or 3.9%, to $92.5 million for 2009, compared to $96.3 million for 2008. This decrease in interest income can be attributed to decreases in interest earned on loans receivable, securities available for sale, FHLB stock and cash equivalents of $764,000, $1.7 million, $1.1 million, and $137,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold.

Interest earned on loans receivable decreased $764,000, or 1.9%, to $39.3 million for 2009, compared to $40.0 million for 2008. This decrease was attributable to a decrease in the yield on the portfolio to 5.82% at December 31, 2009 as compared to 6.07% at December 31, 2008, partially offset by an increase in the average balance of loans outstanding of $17.0 million, or 2.6%, to $682.3 million for the year ended December 31, 2009, as compared to $665.2 million for the year ended December 31, 2008.

Interest earned on securities decreased $1.7 million, or 3.2%, to $53.2 million for 2009 compared to $54.9 million for 2008. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 14 basis points to 5.19% for 2009, compared to 5.33% for 2008, as well as a slight decrease in the average balance of securities of $642,000, or 0.06%.

Interest earned on FHLB stock decreased $1.1 million, or 100.0%, for the year ended December 31, 2009 compared to the same period in the prior year. This decrease was the result of the decision by the FHLB of Pittsburgh to suspend dividends on FHLB stock beginning in the fourth quarter of 2008.

Interest earned on cash equivalents decreased $137,000, or 87.3%, to $20,000 for 2009, compared to $157,000 for 2008 as the yield decreased to 0.09% for 2009, compared to 1.00% for 2008. This decline was partially offset by an increase in the average balance of these instruments of $5.9 million, or 37.4%, to $21.5 million at December 31, 2009 as compared to $15.7 million at December 31, 2008.

Interest expense.    Interest expense decreased $10.8 million, or 16.5%, to $54.3 million for 2009, compared to $65.1 million for 2008. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $4.6 million, $5.7 million and $443,000, respectively.

Interest incurred on deposits decreased $4.6 million, or 20.6%, to $17.8 million for 2009, compared to $22.4 million for 2008. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 2.11% in 2009 from 2.81% in 2008, partially offset by an increase of $47.9 million, or 6.02%, in the average balance of interest-bearing deposits to $844.4 million for 2009 as compared to $796.5 million for 2008. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $5.7 million, or 14.4%, to $34.0 million for 2009, compared to $39.7 million for 2008. This decrease was primarily attributable to a decrease in the cost of these funds to 4.08% for 2009 compared to 4.60% for 2008, as well as a decrease in the average balance of borrowed funds of $30.8 million, or 3.6%, to $833.3 million for 2009, compared to $864.1 million for 2008. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its policy of laddering the maturities of borrowings up to a five year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2009, the Company replaced approximately $281.8 million of maturing wholesale borrowings at a weighted average rate of 5.15% and an original call/maturity of 2.8 years with borrowings of approximately $189.1 million at a weighted average rate of 2.89% and an average call/maturity of 3.9 years. The restructuring of these borrowings contributed to the overall decline in interest expense for 2009. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

ESB Financial Corporation	17	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest expense on junior subordinated notes decreased $443,000, or 15.0%, to $2.5 million at December 31, 2009 from $3.0 million at December 31, 2008. This decrease was primarily attributable to a decrease in the cost of these funds to 5.43% for 2009, compared to 6.03% for 2008 as well as a decrease in the average balance of these funds of $2.8 million, or 5.7%, to $46.4 million for 2009, compared to $49.2 million for 2008.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses decreased $494,000 to $912,000 for the year ended December 31, 2009 compared to $1.4 million in the prior year. These provisions were part of the normal operations of the Company for 2009. As a result of the provisions for loan losses during 2009 and 2008, the Company’s allowance for loan losses amounted to $6.0 million, or 0.88%, of the Company’s total loan portfolio at December 31, 2009, compared to $6.0 million, or 0.85%, at December 31, 2008. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2009 and December 31, 2008 was 147.58% and 239.95%, respectively.

Noninterest income.    Noninterest income decreased $1.7 million, or 31.9%, to $3.6 million for 2009, compared to $5.3 million for 2008. This decrease can be attributed to decreases in income from real estate joint ventures of $3.0 million and a decrease in the cash surrender value of the bank owned life insurance of $229,000, partially offset by increases in fees and service charges, net gain on sale of loans and other income of $50,000, $201,000, and $202,000, respectively, as well as a decrease in the net realized loss on securities available for sale and derivatives of $485,000 and $616,000, respectively.

Net realized loss on investments decreased $485,000 to reflect an overall loss of $371,000 for 2009 compared to a net loss of $856,000 for 2008. During 2009 the Company incurred pre-tax impairment charges of approximately $617,000, including approximately $552,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions and approximately $66,000 on three of its equity investments in small banks that had experienced a decline in their market value for the last several quarters. These losses were offset by gains of approximately $246,000 on the sale of two of the Company’s equity investments. Additionally, the Company had a gain on derivatives in 2009 of $120,000 compared to losses in 2008 of $616,000 because of market value adjustments to the Company’s interest rate caps. For additional information see Note 2 of the consolidated financial statements.

Income from real estate joint ventures decreased $3.0 million to a loss of $1.9 million for 2009 compared to income of $1.1 million for 2008. Included in this decrease was a pre-tax write-down of land acquisition and development costs as well as unit construction costs of approximately $2.5 million at two of the Company’s joint ventures.

Fees and service charges increased $50,000, or 1.3%, to $4.0 million for 2009, compared to $3.9 million for 2008. These increases are primarily attributed to increase in fees on our checking and savings products of approximately $97,000, including an increase of $72,000 in fees on NOW accounts primarily due to increased participation in our ESB Rewards program for debit card holders. The ESB Rewards program offers customers the ability to earn points, based on debit card usage, which can be redeemed for prizes. Offsetting the increase in fees related to checking and savings products were decreases to various loan fees of approximately $47,000.

Net gain on sale of loans held for sale increased to $203,000 for the period ended December 31, 2009 from $2,000 at December 31, 2008. During the period the Company originated loans held for sale of approximately $18.3 million and sold approximately $18.1 million.

ESB Financial Corporation	18	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Noninterest expense.    Noninterest expenses increased $3.8 million, or 16.2%, to $26.8 million for 2009, compared to $23.0 million for 2008. This increase can be primarily attributed to increases in compensation and employee benefits, federal deposit insurance premiums, data processing, advertising and other expenses of $1.1 million, $2.4 million, $166,000, $132,000 and $128,000, respectively, partially offset by decreases to premises and equipment and amortization of intangible assets of $80,000 and $107,000, respectively.

Compensation and employee benefits increased $1.1 million, or 8.0%, to $14.7 million for 2009, compared to $13.6 million in 2008. This increase was related to normal salary adjustments and bonuses between the years of approximately $734,000 as well as increases to stock option expense, retirement plan expense and various taxes and insurance of $46,000, $221,000 and $80,000, respectively.

Federal deposit insurance premiums expense increased $2.4 million to $2.5 million for 2009, compared to $119,000 for 2008. This increase is primarily due to increases in the quarterly rates assessed by the Federal Deposit Insurance Corporation, as well as a special assessment by the FDIC in the amount of $891,000, paid in the third quarter of 2009.

Data processing expense increased $166,000, or 8.5%, to $2.1 million for 2009, compared to $2.0 million for 2008. This increase is primarily related to enhancements in technology.

Amortization of intangible assets decreased $107,000, or 17.8%, to $494,000 for 2009, compared to $601,000 for 2008. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $413,000, $332,000, $251,000, $170,000, $100,000 and $8,000 for the years 2010, 2011, 2012, 2013, 2014 and 2015, respectively.

Provision for income taxes.    The provision for income taxes increased $834,000, or 53.9%, to $2.4 million for 2009 as compared to $1.5 million in 2008. The effective tax rate for 2009 was 16.6% compared to 13.2% for 2008. This was primarily due to the $2.6 million, or 22.4%, increase in pre-tax income as well as a decrease in the percentage of the Company’s tax free income to total income.

Net Income Attributable to the noncontrolling interest.    Minority interest decreased $556,000 to a loss of $347,000 for 2009 compared to income of $209,000 for 2008. This decrease was directly related to the previously mentioned write-downs at the joint ventures as well as the decrease in income from sales and represents the portion of the profits on the consolidated joint ventures earned by the partners.

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

ESB Financial Corporation	19	2009 Annual Report

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

ESB Financial Corporation	20	2009 Annual Report

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

ESB Financial Corporation	21	2009 Annual Report

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

Noninterest expense.    Noninterest expenses increased $375,000, or 1.7%, to $23.0 million for 2008 as compared to $22.7 million for 2007. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment and data processing of $360,000, $55,000 and $46,000, respectively, partially offset by decreases in amortization of intangible assets and minority interest of $114,000 and $397,000, respectively.

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

ESB Financial Corporation	22	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of off-balance sheet interest rate caps and structured borrowings with embedded caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2009, the implementation of these asset and liability initiatives resulted in the following: (i) $244.6 million or 29.6% of the Company’s portfolio of mortgage-backed securities were secured by ARMs; (ii) $198.6 million or 28.9% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less and $79.5 million or 22.5% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs, (iii) the weighted average call/maturity of the Company’s FHLB advances and repurchase agreements was 3.6 years and (iv) the Company had $50.0 million in notional amount of interest rate caps and $135.0 million in structured borrowings with $160.0 million in notional amount of embedded caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2009, the Company’s interest-earning assets maturing or repricing within one year totaled $643.8 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $708.9 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $65.1 million or a negative 3.3% of total assets. At December 31, 2009, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 90.8%. The Company strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets.

ESB Financial Corporation	23	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2009 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$415,794	$228,048	$512,772	$222,018	$402,164	$1,780,796
Total interest-bearing liabilities	507,045	201,849	519,554	307,206	232,192	1,767,846

Maturity or repricing gap during the period	$(91,251)	$26,199	$(6,782)	$(85,188)	$169,972	$12,950

Cumulative gap	$(91,251)	$(65,052)	$(71,834)	$(157,022)	$12,950

Ratio of gap during the period to total assets	(4.65%)	1.34%	(0.35%)	(4.34%)	8.67%

Ratio of cumulative gap to total assets	(4.65%)	(3.32%)	(3.66%)	(8.01%)	0.66%

Total assets						$1,960,677

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

Economic Value of Equity (EVE).    EVE is the net present value of the Company’s existing assets and liabilities. EVE is expressed as a percentage of the value of equity to total assets. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, the Company strives to maintain the EVE increase or decrease to no more than approximately 50% of stockholders equity.

ESB Financial Corporation	24	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2009 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2009 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2009 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period. The base amount of net income at December 31, 2009, increased from December 31, 2008.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	2.31%	3.70%	(0.49%)	N/A
Return on average equity - increase (decrease)	3.85%	6.12%	(0.79%)	N/A
Diluted earnings per share - increase (decrease)	3.95%	6.30%	(0.76%)	N/A
EVE - increase (decrease)	(7.87%)	(19.35%)	(5.62%)	N/A

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

ESB Financial Corporation	25	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

competition and industry conditions. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. The Company measures its liquidity position on an ongoing basis and estimates how funding requirements are likely to evolve over time. Liquidity management is integral to other key elements such as capital adequacy, asset quality and profitability and is a fundamental component in the safe and sound management of the Company. The Company supports the process of liquidity planning by assessing potential future liquidity needs and taking into account various possible changes in economic, market, political, regulatory and other external or internal conditions. Such planning involves identifying known, expected and potential cash outflows and weighing alternative business management strategies to ensure adequate cash inflows. The Board of Directors has approved a Liquidity Policy and has designated the Asset Liability Committee (ALCO) to oversee compliance of this policy. The ALCO has assigned responsibility of the management and supervision of the overall liquidity to the Investment Committee.

Net cash provided by operating activities totaled $7.5 million for the year ended December 31, 2009. Net cash provided by operating activities was primarily comprised of net income of $12.0 million partially offset by slight variances in other operating activities. Other operating activities included the proceeds from the sale of loans available for sale and origination of loans available for sale, both of which were $18.3 million

Funds used in investing activities totaled $33.2 million during the year ended December 31, 2009. Primary uses of funds included $174.0 million for loan originations and purchase, purchases of securities available for sale of $197.1 million as well as $10.5 million for funding of real estate held for investment. These uses were partially offset by sources of funds from repayments of loans and securities available for sale of $193.7 million and $209.6 million, respectively and proceeds from real estate held for investment $12.9 million.

Funds used by financing activities totaled $43.3 million for the year ended December 31, 2009. The primary uses of funds were for repayments of long and short term borrowings, funding dividends paid and the purchase of treasury stock of $292.4 million, $4.8 million and $2.9 million. Partially offsetting these uses were sources of funds including an increase in deposits and proceeds from long-term borrowings of $67.0 million and $189.1 million, respectively.

At December 31, 2009, the total approved loan commitments outstanding amounted to $22.7 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $72.5 million and the unadvanced portion of construction loans approximated $12.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2009 totaled $410.9 million.

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

ESB Financial Corporation	26	2009 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s contractual obligations at December 31, 2009 are as follows:

(Dollar amounts in thousands)		Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations (1)	$776,106	$157,345	$200,350	$265,849	$152,562
Time deposits (1)	494,363	291,493	163,864	36,134	2,872
Operating lease obligations	521	110	91	92	228
Supplemental executive retirement plan	3,278	85	170	170	2,853
Directors’ retirement plan	970	119	291	268	292

Total Contractual Obligations	$1,275,238	$449,152	$364,766	$302,513	$158,807

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis points over those levels to be considered well capitalized. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2009, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and risk-based capital ratios of 7.6% and 14.2%, respectively.

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	27	2009 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2009	2008
Assets
Cash on hand and in banks	$5,894	$6,680
Interest-earning deposits	10,390	11,032
Federal funds sold	16	1,181

Cash and cash equivalents	16,300	18,893
Securities available for sale; cost of $1,072 and $1,086	1,106,910	1,096,806
Loans receivable, net of allowance for loan losses of $6,027 and $6,006	671,387	691,315
Loans held for sale	201	-
Accrued interest receivable	10,312	10,052
Federal Home Loan Bank (FHLB) stock	27,470	27,470
Premises and equipment, net	13,043	11,657
Real estate acquired through foreclosure, net	725	539
Real estate held for investment	27,479	34,594
Goodwill	41,599	41,599
Intangible assets	1,313	1,830
Bank owned life insurance	29,381	28,481
Prepaid expenses and other assets	14,557	11,603

Total assets	$1,960,677	$1,974,839

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$944,347	$877,329
FHLB advances	420,422	525,684
Repurchase agreements	343,000	337,500
Other borrowings	19,826	23,324
Junior subordinated notes	46,393	46,393
Advance payments by borrowers for taxes and insurance	2,661	2,816
Accounts payable for land development	4,608	6,621
Accrued expenses and other liabilities	14,668	12,107

Total liabilities	1,795,925	1,831,774

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized;
13,805,812 and 13,806,812 shares issued;
12,036,553 and 12,123,076 shares outstanding	138	138
Additional paid-in capital	101,571	101,041
Treasury stock, at cost; 1,769,259 and 1,682,736 shares	(20,302)	(19,371)
Unearned Employee Stock Ownership Plan (ESOP) shares	(814)	(1,672)
Retained earnings	61,660	55,789
Accumulated other comprehensive income, net	22,658	6,459

Total ESB Financial Corporation’s stockholders’ equity	164,911	142,384
Noncontrolling interest	(159)	681

Total stockholders’ equity	164,752	143,065

Total liabilities and stockholders’ equity	$1,960,677	$1,974,839

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	28	2009 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2009	2008	2007
Interest income:
Loans receivable	$39,271	$40,035	$38,268
Taxable securities available for sale	47,804	50,100	51,938
Tax-exempt securities available for sale	5,400	4,844	4,927
FHLB stock	-	1,122	1,987
Interest-earning deposits and federal funds sold	20	157	464

Total interest income	92,495	96,258	97,584

Interest expense:
Deposits	17,796	22,408	27,706
FHLB advances and repurchase agreements	34,031	39,744	41,421
Junior subordinated notes	2,520	2,963	3,474

Total interest expense	54,347	65,115	72,601

Net interest income	38,148	31,143	24,983
Provision for loan losses	912	1,406	865

Net interest income after provision for loan losses	37,236	29,737	24,118

Noninterest income:
Fees and service charges	3,966	3,916	3,787
Net gain on sale of loans	203	2	7
Increase of cash surrender value of bank owned life insurance	899	1,128	1,104
Net realized gain on securities available for sale	246	-	735
Impairment losses on investment securities	(617)	(856)	(141)
Net realized gain (loss) on derivatives	120	(616)	(690)
(Loss) income from real estate joint ventures	(1,905)	1,102	1,827
Other	683	601	587

Total noninterest income	3,595	5,277	7,216

Noninterest expense:
Compensation and employee benefits	14,678	13,596	13,236
Premises and equipment	2,440	2,520	2,465
Federal deposit insurance premiums	2,540	119	98
Data processing	2,118	1,952	1,906
Amortization of intangible assets	494	601	715
Advertising	574	442	424
Other	3,940	3,812	3,823

Total noninterest expense	26,784	23,042	22,667

Income before provision for income taxes	14,047	11,972	8,667
Provision for income taxes	2,382	1,548	400

Net income before noncontrolling interest	11,665	10,424	8,267
Less: net (loss) income attributable to noncontrolling interest	(347)	209	606

Net income attributable to ESB Financial Corporation	$12,012	$10,215	$7,661

Net income per share:
Basic	$1.01	$0.85	$0.62
Diluted	$1.00	$0.84	$0.61
Cash dividends declared per share	$0.40	$0.40	$0.40
Weighted average shares outstanding	11,944,901	12,044,075	12,403,495
Weighted average shares and share equivalents outstanding	12,031,533	12,124,485	12,529,668

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2009 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Noncontrolling Interest	Total stockholders’ equity

Balance at January 1, 2007	$138	$100,661	$ (12,126)	$(3,512)	$48,626	$ (5,252)	$696	$129,231
Comprehensive results:
Net income	-	-	-	-	7,661	-	606	8,267
Other comprehensive results, net	-	-	-	-	-	5,908	-	5,908
Reclassification adjustment	-	-	-	-	-	(392)	-	(392)

Total comprehensive results	-	-	-	-	7,661	5,516	606	13,783
Cash dividends at $0.40 per share	-	-	-	-	(4,946)	-	-	(4,946)
Purchase of treasury stock, at cost (508,834 shares)	-	-	(5,374)	-	-	-	-	(5,374)
Reissuance of treasury stock for stock option exercises (63,193 shares)	-	-	812	-	(523)	-	-	289
Compensation expense on ESOP	-	(26)	-	941	-	-	-	915
Tax effect of compensatory stock options	-	97	-	-	-	-	-	97
Effect of compensation expense for stock options	-	102	-	-	-	-	-	102
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(490)	(490)
Accrued compensation expense MRP	-	50	-	-	-	-	-	50

Balance at December 31, 2007	138	100,884	(16,688)	(2,571)	50,818	264	812	133,657
Comprehensive results:
Net income	-	-	-	-	10,215	-	209	10,424
Other comprehensive results, net	-	-	-	-	-	5,630	-	5,630
Reclassification adjustment	-	-	-	-	-	565	-	565

Total comprehensive results	-	-	-	-	10,215	6,195	209	16,619
Cash dividends at $0.40 per share	-	-	-	-	(4,783)	-	-	(4,783)
Purchase of treasury stock, at cost (334,273 shares)	-	-	(3,410)	-	-	-	-	(3,410)
Reissuance of treasury stock for stock option exercises (51,285 shares)	-	-	727	-	(461)	-	-	266
Compensation expense on ESOP	-	1	-	899	-	-	-	900
Additional ESOP shares purchased		(76)						(76)
Tax effect of compensatory stock options	-	20	-	-	-	-	-	20
Effect of compensation expense for stock options	-	175	-	-	-	-	-	175
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(340)	(340)
Accrued compensation expense MRP	-	37	-	-	-	-	-	37

Balance at December 31, 2008	138	101,041	(19,371)	(1,672)	55,789	6,459	681	143,065
Comprehensive results:
Net income	-	-	-	-	12,012	-	(347)	11,665
Other comprehensive results, net	-	-	-	-	-	15,954	-	15,954
Reclassification adjustment	-	-	-	-	-	245	-	245

Total comprehensive results	-	-	-	-	12,012	16,199	(347)	27,864
Cash dividends at $0.40 per share	-	-	-	-	(4,766)	-	-	(4,766)
Purchase of treasury stock, at cost (232,151 shares)	-	-	(2,932)	-	-	-	-	(2,932)
Reissuance of treasury stock for stock option exercises (145,628 shares)	-	-	2,001	-	(1,375)	-	-	626
Compensation expense on ESOP	-	234	-	858	-	-	-	1,092
Additional ESOP shares purchased	-	(123)	-	-	-	-	-	(123)
Tax effect of compensatory stock options	-	166	-	-	-	-	-	166
Effect of compensation expense for stock options	-	218	-	-	-	-	-	218
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(493)	(493)
Accrued compensation expense MRP	-	35	-	-	-	-	-	35

Balance at December 31, 2009	$138	$101,571	$(20,302)	$(814)	$61,660	$22,658	$(159)	$164,752

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2009 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2009	2008	2007
Operating activities:
Net income	$12,012	$10,215	$7,661
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	902	946	1,027
Provision for loan losses	912	1,406	865
Amortization of premiums	2,043	1,681	1,885
Origination of loans held for sale	(18,296)	(364)	(193)
Proceeds from sale of loans held for sale	18,298	366	390
Gain on sale of loans held for sale	(203)	(2)	(7)
Net realized loss (gain) on securities available for sale	371	240	(594)
Net realized (gain) loss on derivatives	(120)	616	690
Amortization of intangible assets	494	601	715
Compensation expense on ESOP and MRP	1,127	937	965
Compensation expense on stock options	218	175	102
Increase of cash surrender value of bank owned life insurance	(899)	(1,128)	(1,104)
(Increase) decrease in accrued interest receivable	(260)	(413)	232
Increases in deferred tax asset	(1,206)	(971)	(1,380)
(Increase) decrease in prepaid expenses and other assets	(10,852)	707	2,716
Increase (decrease) in accrued expenses and other liabilities	3,767	63	(1,646)
Other	(774)	620	104

Net cash provided by operating activities	7,534	15,695	12,428

Investing activities:
Loan originations and purchases	(174,026)	(206,658)	(148,932)
Purchases of:
Securities available for sale	(197,107)	(189,968)	(150,282)
Interest rate cap contracts	(189)	(774)	-
FHLB stock	-	(7,047)	(9,201)
Premises and equipment	(2,302)	(672)	(1,758)
Principal repayments of:
Loans receivable	193,668	143,178	114,107
Securities available for sale	209,631	161,144	165,098
Proceeds from the sale of:
Securities available for sale	992	-	76,973
Real estate acquired through foreclosure	137	1,212	157
Proceeds from bank owned life insurance	-	645	631
Redemption of FHLB stock	-	11,027	12,094
Funding of real estate held for investment	(10,532)	(17,154)	(21,708)
Proceeds from real estate held for investment	12,934	6,513	12,326

Net cash provided by (used in) investing activities	33,206	(98,554)	49,505

Financing activities:
Net increase in deposits	67,018	34,475	19,210
Proceeds from long-term borrowings	189,093	346,766	252,328
Repayments of long-term borrowings	(284,418)	(273,015)	(230,945)
Net decrease in short-term borrowings	(7,935)	(12,451)	(95,884)
Redemption of junior subordinated notes	-	(5,155)	-
Proceeds received from exercise of stock options	792	286	386
Dividends paid	(4,828)	(4,926)	(5,097)
Payments to acquire treasury stock	(2,932)	(3,410)	(5,374)
Stock purchased by ESOP	(123)	(76)	-

Net cash (used in) provided by financing activities	(43,333)	82,494	(65,376)

Net decrease in cash and cash equivalents	(2,593)	(365)	(3,443)
Cash and cash equivalents at beginning of period	18,893	19,258	22,701

Cash and cash equivalents at end of period	$16,300	$18,893	$19,258

Continued

ESB Financial Corporation	31	2009 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2009	2008	2007
Supplemental information:
Interest paid	$56,282	$65,163	$73,020
Income taxes paid	3,245	2,278	1,507

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	469	81	477
Dividends declared but not paid	1,204	1,212	1,255

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	32	2009 Annual Report

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Principles of Consolidation

ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank (ESB or the Bank), THF, Inc. (THF), AMSCO, Inc. (AMSCO) and ESB Financial Services, Inc. ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank.

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

Basis of Presentation

The preparation of financial statements in conformity with GAAP requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. The reclassification had no effect on net income.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2009, the Company was doing business through 24 full service banking branches, one loan production office, and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $652,000 and $691,000 during the year 2009 and 2008, respectively.

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk,

ESB Financial Corporation	33	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

Declines in the fair value of marketable debt securities that are determined to be other than temporary due to a decline in the credit of the issuer are written down to fair value accordingly, with a resulting charge to realized loss and an adjustment to the cost basis of the security. With respect to the other-than-temporary impairments of marketable debt securities where the decline in the market value is solely attributable to an increase in market interest rates, this would not trigger an other-than-temporary impairment charge if the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis. At each reporting date, management will re-challenge their intent and ability to hold such debt security until recovery and document the basis for this assertion. To the extent that market conditions have changed and management can no longer assert that they have the intent and ability to hold a debt security until the market value recovers, the Company will recognize an other-than-temporary impairment at that time.

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

ESB Financial Corporation	34	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2009 and 2008, respectively. The Company evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level were estimated as of

ESB Financial Corporation	35	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

October 31, 2009 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $1.3 million and $1.8 million at December 31, 2009 and 2008, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total $413,000, $332,000, $251,000, $170,000, $110,000 and $8,000 for the years 2010, 2011, 2012, 2013, 2014 and 2015, respectively.

Mortgage Servicing Assets

At December 31, 2009, the remaining balance and fair value of the servicing asset was $29,000, which is recorded in other assets. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. During 2009 the Company recorded an additional impairment valuation of approximately $7,000, for a total impairment valuation of $39,000 at December 31, 2009. There was an impairment valuation of $32,000 at December 31, 2008. No impairment valuation existed at December 31, 2007. The amortization taken on the servicing asset for the year ended December 31, 2009 and 2008 was $15,000 and $23,000, respectively. The Company had total loans serviced for others of $21.6 million, $24.8 million and $23.2 million at December 31, 2009, 2008 and 2007, respectively.

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

ESB Financial Corporation	36	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

During the years ended December 31, 2009, 2008 and 2007 the Company recorded $218,000, $175,000, and $102,000, respectively, in compensation expense and tax benefits of $20,000, $22,000 and $11,000, respectively, related to our share-based compensation awards. As of December 31, 2009, there was approximately $46,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2006. That cost is expected to be recognized during 2010. There was approximately $91,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2007. That cost is expected to be recognized over the next two years. There was approximately $147,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2008. That cost is expected to be recognized over the next three years. Finally, there was approximately $264,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2009. That cost is expected to be recognized over the next four years.

The Company has recorded $166,000, $20,000 and $97,000 in excess tax benefits has been classified as financing cash inflows for the years ended December 31, 2009, 2008 and 2007 in the Consolidated Statement of Cash Flows.

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

	2009	2008	2007
Assumptions
Volatility	33.10%	36.29%	35.80%
Interest Rates	2.69%	3.29%	3.63%
Dividend Yields	3.47%	3.88%	3.96%
Weighted Average Life ( in years)	7.2	6.9	6.6

The weighted average fair value of each stock option granted for 2009, 2008 and 2007 was $2.70, $2.78, and $2.69, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007, was $498,000, $259,000 and $281,000, respectively.

ESB Financial Corporation	37	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)
	2009	2008	2007
Net income	$12,012	$10,215	$7,661
Weighted-average common shares outstanding	11,945	12,044	12,403

Basic earnings per share	$1.01	$0.85	$0.62

Weighted-average common shares outstanding	11,945	12,044	12,403

Common stock equivalents due to effect of stock options	87	80	127

Total weighted-average common shares and equivalents	12,032	12,124	12,530

Diluted earnings per share	$1.00	$0.84	$0.61

The unallocated shares controlled by the ESOP of 74,349 and 152,687 at December 31, 2009 and 2008 respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account.

Options to purchase 80,310 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013 and 84,040 shares of common stock at a weighted average exercise price of $14.50 per share expiring November 2014 were outstanding as of December 31, 2009 but were not included in the computation of diluted earnings per share for 2009 because the options’ exercise price was greater than the average market price of the common shares.

Options to purchase 91,632 shares of common stock at a weighted average exercise price of $10.83 per share expiring November 2012, 80,310 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013, 84,040 shares of common stock at a weighted average exercise price of $14.50 per share expiring November 2014, 78,300 shares of common stock at a weighted average exercise price of $12.20 per share expiring June 2015, 16,110 shares of common stock at a weighted average exercise price of $12.40 per share expiring June 2015 and 89,730 shares of common stock at a weighted average exercise price of $10.75 per share expiring November 2016 were outstanding as of December 31, 2008 but were not included in the computation of diluted earnings per share for 2008 because the options’ exercise price was greater than the average market price of the common shares.

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

ESB Financial Corporation	38	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Effect of Recent Accounting and Regulatory Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105—Generally Accepted Accounting Principles—FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The Codification is the single source of authoritative nongovernmental GAAP. The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted this standard for the interim reporting period ending September 30, 2009.

In June 2008, the FASB issued accounting guidance related to determining whether instruments granted in share-based payment transactions are participating securities, which is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. This guidance clarified that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of this guidance is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform to this guidance. This accounting guidance was subsequently codified into ASC Topic 260, Earnings Per Share. The adoption of this new guidance did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued new guidance impacting ASC Topic 820, Fair Value Measurements and Disclosures. This ASC provides additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of this new guidance did not have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued an accounting standard related to fair value measurements, which was effective for the Company on January 1, 2008. This standard defined fair value, established a framework for measuring fair value, and expanded disclosure requirements about fair value measurements. On January 1, 2008, the provisions of this accounting standard became effective for the Company’s financial assets and financial liabilities and on January 1, 2009 for nonfinancial assets and nonfinancial liabilities. This accounting standard was subsequently codified into ASC Topic 820, Fair Value Measurements and Disclosures. See Note 12 for the necessary disclosures.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The adoption of this new guidance did not have a material impact on the Company’s financial position or results of operations.

ESB Financial Corporation	39	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In April 2009, the FASB issued new guidance impacting ASC 825-10-50, Financial Instruments, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 13 herein.

In April 2009, the FASB issued new guidance impacting ASC 320-10, Investments—Debt and Equity Securities, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 12 herein.

In June 2009, the FASB issued an accounting standard related to the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. This standard enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This standard eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. This standard also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This accounting standard was subsequently codified into ASC Topic 860, Transfers and Servicing. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued an accounting standard related to noncontrolling interests in consolidated financial statements, which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This accounting standard was subsequently codified into ASC 810-10, Consolidation. The Company has presented the necessary disclosures on the financial statements.

On April 1, 2009, the FASB issued new authoritative accounting guidance under ASC Topic 805, Business Combinations, which became effective for periods beginning after December 15, 2008. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value

ESB Financial Corporation	40	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, Contingencies. Under ASC Topic 805, the requirements of ASC Topic 420, Exit or Disposal Cost Obligations, would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, Contingencies. The adoption of this new guidance did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued new authoritative accounting guidance under ASC Topic 810, Consolidation, which amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a significant impact on the Company’s financial statements.

On December 30, 2008, the FASB issued new authoritative accounting guidance under ASC Topic 715, Compensation—Retirement Benefits, which provides guidance related to an employer’s disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This guidance is effective fiscal year ending after December 15, 2009. The new authoritative accounting guidance under ASC Topic 715 became effective for the Company’s financial statements for the year-ended December 31, 2009 and the required disclosures are reported in Note 9.

ESB Financial Corporation	41	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Company’s securities as of December 31:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2009:
Trust preferred securities	$47,272	$66	$(6,761)	$40,577
Municipal securities	145,642	5,014	(562)	150,094
Equity securities	775	189	(57)	907
Corporate bonds	84,332	4,052	(203)	88,181
Mortgage-backed securities	793,714	34,322	(885)	827,151

	$1,071,735	$43,643	$(8,468)	$1,106,910

December 31, 2008:
Trust preferred securities	$47,819	$-	$(8,303)	$39,516
Municipal securities	135,220	1,624	(2,799)	134,045
Equity securities	676	30	-	706
Corporate bonds	20,564	128	(1,246)	19,446
Mortgage-backed securities	881,782	22,068	(757)	903,093

	$1,086,061	$23,850	$(13,105)	$1,096,806

The proceeds from the sale of securities as of December 31, 2009 were $992,000. Gross realized gains on sales of securities available for sale were $246,000 in 2009. Impairment charges on available for sale securities of $617,000 were recorded for 2009 on securities that were deemed to be other-than-temporarily impaired. Included in the impairment charges for 2009 was approximately $66,000 on three of the Company’s equity investments in small banks that had experienced a decline in their market value for several quarters and $552,000 on a corporate bond. Additionally, the Company recorded a gain of approximately $120,000 on its interest rate caps due to a market value adjustment.

During 2008 the Company did not have any security sales, however the Company recorded impairment charges of $553,000 and $303,000, respectively on corporate bonds and four of its equity investments in small banks that had experienced a decline in their market value for several quarters. Additionally, the Company recorded a loss of approximately $616,000 on its interest rate caps due to a market value adjustment.

The proceeds from the sale of securities as of December 31, 2007 were $77.0 million respectively. Gross realized gains and gross realized losses were $1.7 million and $944,000, respectively in 2007. Impairment charges on available for sale securities of $141,000 were recorded for 2007 on securities that were deemed to be other-than-temporarily impaired. In addition, there were gross unrealized losses on sales of interest rate caps of $690,000 in 2007.

Included in the $40.6 million of trust preferred securities are standalone trust preferred securities with a fair value of $39.2 million that are investment-grade rated by at least one rating agency. In addition, there was one pooled trust preferred security with a par value of $2.5 million that was not investment-grade rated. The impairment charges for 2009 and 2008 of $552,000 and $553,000, respectively were recorded against one corporate bond that has been determined to be other than temporarily impaired due solely to credit related factors. This security is a collateralized debt obligation currently comprised of trust preferred securities of 16 financial institutions and has a Moody’s rating of Ca, which is below investment grade. The Company utilized a discounted cash flow method which is a level three pricing method to estimate the impairment. During this analysis, the Company determined that three of these financial institutions are currently

ESB Financial Corporation	42	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

deferring interest payments and the Company is aware of two additional financial institutions that will begin deferring interest payments in February 2010. In addition, two financial institutions have defaulted. All five financial institutions that are/will be deferring interest payments as of February 2010 either lost money or broke even for the most recent quarter. Also, there were four financial institutions (including two of the five deferrals) within this pool that the non-performing assets to loans plus real estate owned ratio was greater than 10%. One institution currently deferring interest payments had a Tier 1 Risk Ratio of less than 6% and non-performing assets to loans plus real estate owned ratio greater than 10%.

Because of the sub prime crisis current markets for variable rate corporate trust preferred bonds are illiquid. In order to determine prices of these securities the Company utilizes a discounted cash flow method, mentioned above. This method is described more fully in footnote 12, Fair Value.

At December 31, 2009 and 2008, the Company did not have any corporate bonds whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008:

As of December 31, 2009

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust Preferred Securities	-	$-	$-	9	$37,608	$6,761	9	$37,608	$6,761

Municipal securities	1	2,222	54	13	16,336	508	14	18,558	562

Equity Securities	-	-	-	4	350	57	4	350	57

Corporate bonds	1	2,996	33	1	3,613	170	2	6,609	203

Mortgage-backed securities	13	53,402	494	5	10,289	391	18	63,691	885

	15	$58,620	$581	32	$68,196	$7,887	47	$126,816	$8,468

As of December 31, 2008

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust Preferred Securities	1	$1,305	$212	9	$36,264	$8,091	10	$37,569	$8,303

Municipal securities	53	43,714	1,830	23	20,571	969	76	64,285	2,799

Corporate bonds	3	11,293	1,246	-	-	-	3	11,293	1,246

Mortgage-backed securities	6	9,535	359	12	18,625	398	18	28,160	757

	63	$65,847	$3,647	44	$75,460	$9,458	107	$141,307	$13,105

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

ESB Financial Corporation	43	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company expects to recover the entire amortized cost basis of the security, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2009, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of an impairment in the credit quality of the securities. Additionally, the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis.

The Company reviews investment debt securities on an ongoing basis for the presence of other than temporary impairment (OTTI) with formal reviews performed quarterly. Credit –related OTTI losses on individual securities were recognized during 2009 in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in other comprehensive income (loss) (OCI). The credit-related OTTI recognized during 2009 and 2008 was $552,000 and $553,000, respectively and was solely related to securities having a book value of $1.4 million. There were no noncredit-related OTTI on these securities recognized in OCI during 2009.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2009, excluding equity securities which have no maturity dates:

(Dollar amounts in thousands)	Available for sale

	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	11.44%	$3,882	$4,145
Due from one year to five years	5.48%	68,954	71,716
Due from five to ten years	4.71%	126,635	132,081
Due after ten years	4.76%	871,489	898,061

	4.83%	$1,070,960	$1,106,003

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $80.9 million and $106.9 million as of December 31, 2009 and 2008, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	44	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2009	2008
Mortgage loans:
Residential - single family	$329,984	$353,658
Residential - multi family	37,664	33,680
Commercial real estate	84,409	76,633
Construction	51,109	55,979

Subtotal mortgage loans	503,166	519,950

Other loans:
Consumer loans:
Home equity loans	73,195	71,271
Dealer auto and RV loans	56,876	60,896
Other loans	10,421	10,656
Commercial business	43,377	44,508

Subtotal other loans	183,869	187,331

Total Loans Receivable	687,035	707,281
Less:
Allowance for loan losses	6,027	6,006
Deferred loan fees and net discounts	(2,334)	(2,825)
Loans in process	11,955	12,785

Net Loans Receivable	$671,387	$691,315

Loans Held for Sale
Residential - single family	$201	$-

Non-performing loans, which include non-accrual loans and troubled debt restructuring, were $4.1 million and $2.5 million at December 31, 2009 and 2008, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)	2009	2008	2007
Interest income that would have been recorded	$294	$207	$171
Interest income recognized	140	122	88

Interest income foregone	$154	$85	$83

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	45	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)	2009	2008	2007
Impaired loans with an allocated allowance	$790	$260	$419
Impaired loans without an allocated allowance	357	363	440

Total impaired loans	$1,147	$623	$859

Allocated allowance on impaired loans	$108	$33	$20
Portion of impaired loans on non-accrual	1,147	623	859
Average impaired loans	899	684	688
Income recognized on impaired loans	50	69	82

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)
Totals
Balance, January 1, 2007	$5,113
Provision for loan losses	865
Charge offs	(841)
Recoveries	277

Balance, December 31, 2007	5,414
Provision for loan losses	1,406
Charge offs	(996)
Recoveries	182

Balance, December 31, 2008	6,006
Provision for loan losses	912
Charge offs	(1,019)
Recoveries	128

Balance, December 31, 2009	$6,027

Large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

At December 31, 2009 and 2008, the Company conducted its business through 24 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or approximately 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and redemptions of FHLB stock are made directly with the FHLB at par. The FHLB Bank of Pittsburgh has currently restricted future redemptions of its stock; therefore the investment could be greater than 5.0%.

ESB Financial Corporation	46	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2009	2008
Land	$3,236	$2,880
Buildings and improvements	17,666	16,285
Leasehold improvements	835	835
Furniture, fixtures and equipment	7,996	9,318

	29,733	29,318
Less accumulated depreciation and amortization	16,690	17,661

	$13,043	$11,657

Depreciation expense for the years December 31, 2009, 2008 and 2007 were $902,000, $946,000 and $1.0 million, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2019, have approximate aggregate rentals of $109,916, $45,253, $45,253, $45,253, $47,139 and $228,150 for the years ended December 31, 2010, 2011, 2012, 2013, 2014 and thereafter, respectively. Rent expense for the years ended December 31, 2009, 2008 and 2007 was $126,000, $119,000 and $131,000, respectively.

ESB Financial Corporation	47	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2009		2008

Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$68,404	7.2%	$65,726	7.5%
NOW account deposits	110,379	11.8%	105,235	12.0%
Money Market deposits	32,256	3.4%	26,876	3.0%
Passbook account deposits	119,556	12.7%	104,109	11.9%
Time deposits	613,752	64.9%	575,383	65.6%

	$944,347	100.0%	$877,329	100.0%

Time deposits mature as follows:

Within one year	$410,882	66.9%	$399,167	69.4%
After one year through two years	120,073	19.6%	90,832	15.8%
After two years through three years	43,791	7.1%	75,145	13.1%
After three years through four years	6,953	1.1%	2,364	0.4%
After four years through five years	29,181	4.8%	6,461	1.1%
Thereafter	2,872	0.5%	1,414	0.2%

	$613,752	100.0%	$575,383	100.0%

The Company had a total of $193.7 million and $179.5 million in time deposits of $100,000 or more at December 31, 2009 and 2008, respectively.

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2009	2008	2007

NOW account deposits	$296	$796	$1,235

Money Market deposits	122	133	128

Passbook account deposits	343	421	417

Time deposits	17,035	21,058	25,926

	$17,796	$22,408	$27,706

ESB Financial Corporation	48	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

(Dollar amounts in thousands)	2009		2008
	Weighted average rate	Amount	Weighted average rate	Amount

FHLB advances:
Due within 12 months	4.61%	$180,400	4.82%	$249,750
Due beyond 12 months but within 2 years	2.87%	71,866	4.98%	165,000
Due beyond 2 years but within 3 years	2.80%	30,684	3.32%	51,866
Due beyond 3 years but within 4 years	3.71%	69,027	3.59%	10,000
Due beyond 4 years but within 5 years	3.24%	47,876	3.83%	29,027
Due beyond 5 years	3.86%	20,569	3.85%	20,041

		$420,422		$525,684

Repurchase agreements:
Due within 12 months	2.02%	$28,000	4.55%	$72,500
Due beyond 12 months but within 2 years	2.65%	20,000	5.02%	10,000
Due beyond 2 years but within 3 years	3.74%	75,000	3.56%	10,000
Due beyond 3 years but within 4 years	3.34%	120,000	3.74%	75,000
Due beyond 4 years but within 5 years	2.86%	20,000	3.47%	90,000
Due beyond 5 years	4.38%	80,000	4.38%	80,000

		$343,000		$337,500

Other borrowings:

ESOP borrowings
Due within 12 months	4.25%	$945	5.25%	$945
Due beyond 12 months but within 2 years	-	-	4.75%	945

		$945		$1,890

Corporate borrowings
Due within 12 months	6.30%	$1,400	6.30%	$1,400
Due beyond 12 months but within 2 years	6.30%	1,400	6.30%	1,400
Due beyond 2 years but within 3 years	6.30%	1,400	6.30%	1,400
Due beyond 3 years but within 4 years	6.30%	1,400	6.30%	1,400
Due beyond 4 years but within 5 years	6.30%	1,400	6.30%	1,400
Due beyond 5 years	6.30%	5,600	6.30%	7,000

		$12,600		$14,000

Treasury tax and loan note payable
Due within 12 months	-	$135	-	$203

Borrowings for joint ventures
Due beyond 2 years but within 3 years	3.75%	6,146	3.75%	7,231

Junior subordinated notes
Due beyond 5 years	5.44%	46,393	5.94%	46,393

ESB Financial Corporation	49	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Included in the $420.4 million of FHLB advances at December 31, 2009 is approximately $20.0 million of convertible select advances. These advances reset to the three month LIBOR index and have various spreads and call dates. At the reset date, if the three month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to call these convertible select advances on the call date or quarterly thereafter. Also included in the $420.4 million of FHLB advances is $20.0 million in structured advances in which the rate is fixed for four years, and after four years on a specified date, the FHLB has the one time right (European Call) to call the advance. If the FHLB does not call these advances on the specified date, the rate remains the same for the remaining term. Should these advances be called, the Company has the right to pay off the advances without penalty. Also included in the $420.4 million of FHLB advances is $50.0 million in structured advances with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the advance, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured advance is reduced by the difference between the rate and the strike rate.

Included in the $343.0 million of repurchase agreements (REPOs) are $60.0 million in structured REPOs with imbedded caps at various strike rates based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for three years and after 3 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining two years. These structured REPOs also include an imbedded cap for the first three year period with a strike rate to the 3 month LIBOR rate. If during the first three years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by the difference between the rate and the strike rate. In addition, the Company has $25.0 million in structured REPOs with double, or $50.0 million notional amount of imbedded caps, at a strike rate of 3.75% based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for five years and after 5 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining five years. These structured REPOs also include a double imbedded cap for the first five year period with a strike rate to the 3 month LIBOR rate. If during the first five years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by two times the difference between the rate and the strike rate. At no point shall the interest rate on these structured REPOs with imbedded caps be less than zero.

Also included in the $343.0 million of REPOs is a $25.0 million structured REPO in which the Company pays a fixed rate of interest. At the reset date and every quarterly period thereafter, the counterparty has the right to terminate the transaction. Also included in the $343.0 million of REPOs are $30.0 million in structured REPOs in which the rate is fixed for four years, and after four years on a specified date, the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining term. It has historically been the Company’s position to pay off any borrowings and replace them with fixed rate funding if converted by the counterparty.

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2009, the Company had a maximum borrowing capacity with the FHLB of $539.6 million, with $119.2 million available for use.

The Company enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as borrowed funds. The dollar amount of the securities underlying the agreements remain in their respective asset accounts.

ESB Financial Corporation	50	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2009 was $394.6 million with an amortized cost of $374.0 million. The market value of the securities as of December 31, 2008 was $399.6 million with an amortized cost of $388.7 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the year ended December 31, 2009 and 2008.

As of both December 31, 2009 and 2008, the Company had repurchase agreements outstanding with Citigroup of $165.0 million. As of both December 31, 2009 and 2008, the Company had repurchase agreements outstanding with Barclays Capital of $70.0 million. As of December 31, 2009 and 2008, the Company had repurchase agreements outstanding with Credit Suisse of $103.0 million and $97.5 million, respectively. As of both December 31, 2009 and 2008, the Company had repurchase agreements outstanding with PNC of $5.0 million.

As of December 31, 2009, the Company had repurchase agreements with Citigroup with $20.7 million at risk (where the market value of the securities exceeds the borrowing), with a weighted average maturity of 45 months, repurchase agreements with Barclays Capital with $11.9 million at risk with a weighted average maturity of 58 months, repurchase agreements with Credit Suisse with $17.9 million at risk with a weighted average maturity of 46 months and repurchase agreements with PNC with $1.0 million at risk with a weighted average maturity of 27 months.

Borrowings under repurchase agreements averaged $344.4 million, $273.3 million and $188.3 million during 2009, 2008 and 2007, respectively. The maximum amount outstanding at any month-end was $366.0 million, $337.5 million and $202.0 million during 2009, 2008 and 2007, respectively.

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

ESB Financial Corporation	51	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company had no unamortized deferred debt issuance costs associated with the preferred securities at December 31, 2009 and 2008. On July 23, 2008 the Company redeemed $5.0 million of the preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First Tennessee Bank, National Association (“First Tennessee”), with a fixed interest rate of 6.30%. The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008.

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the three month LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. There were no unamortized deferred debt issuance costs associated with the preferred securities at December 31, 2009 and 2008.

On February 10, 2005, ESB Capital Trust IV (Trust IV), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $35.0 million fixed/variable rate preferred securities. The Company purchased $1.1 million of common securities of Trust IV. The preferred securities are fixed at a rate of 6.03% for six years and then are variable with a quarterly reset equal to the three month LIBOR index plus 1.82%. The preferred securities have a stated maturity of thirty years. Trust IV’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust IV to invest in $36.1 million of fixed/variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust IV. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of February 10, 2035, on or after February 10, 2011, at the redemption price, which is equal to the liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated February 10, 2005, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The issuance of these preferred securities did not have any deferred debt issuance costs associated with it.

ESB Financial Corporation	52	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2009	2008	2007

Current expense:
Federal	$3,442	$2,559	$1,738
State	41	(40)	42

	3,483	2,519	1,780
Deferred benefit:
Federal	(1,026)	(971)	(1,380)
State	(75)	-	-

	$2,382	$1,548	$400

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2009	2008	2007

Net gain on securities available for sale	$(8,307)	$(3,166)	$(3,099)
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	166	20	97

	$(8,141)	$(3,146)	$(3,002)

ESB Financial Corporation	53	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2009	2008
Deferred tax assets:
Allowances for losses on loans and real estate owned	$2,049	$2,042
General business credit	1,705	1,999
Minimum tax credit carry forward	3,880	3,880
Writedown of debt	725	349
Real estate acquired through foreclosure, net	70	65
State net operating loss carryover	446	235
Defined benefit plans	359	326
Mortgage servicing rights	3	-
Other	1,783	1,099

Total gross deferred tax assets	11,020	9,995
Less valuation allowance	136	-

Deferred tax assets after valuation allowance	10,884	9,995

Deferred tax liabilities:
Investment in securities available for sale	11,960	3,653
Accretion of discounts	44	27
Core deposit intangible	437	605
Purchase price adjustments	168	218
Mortgage servicing rights	-	2
Other	265	232

Gross deferred tax liabilities	12,874	4,737

Net deferred tax (liability) asset	$(1,990)	$5,258

As of December 31, 2009 and 2008, the Company determined that it was not required to establish a valuation allowance for federal deferred tax assets since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $1.7 million will be available to reduce future federal income tax up to the year 2028. The alternative minimum tax credit of $3.9 million is available to reduce future regular income taxes over an indefinite period.

A portion of the deferred tax assets relating to the federal and state net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005. The state net operating loss carryforward of $3.6 million expires in 2024. These net operating losses were generated by Peoples Home Savings Bank and PHSB Financial Corporation in their final tax returns. During 2009, the Company created an additional state deferred tax asset relating to write-downs taken at the Company’s joint venture projects. The Company did establish a partial valuation allowance of approximately $136,000 for this asset since it is more likely than not that a portion of the deferred tax asset will not be realized through future taxable income. At December 31, 2008, the Company did not establish a valuation allowance for state deferred tax assets.

ESB Financial Corporation	54	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2009	2008	2007

Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(12.8%)	(13.6%)	(20.0%)
State income taxes, net of Federal income tax benefit	0.2%	(0.2%)	0.3%
Earnings of BOLI	(2.1%)	(3.3%)	(4.7%)
Other, net	(2.8%)	(3.7%)	(4.6%)

Effective rate	16.5%	13.2%	5.0%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2008 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Guidance is also provided on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

9.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $268,000, $243,000 and $248,000 to the plan during 2009, 2008 and 2007, respectively.

ESB Financial Corporation	55	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

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

The purchase of shares of the Company’s stock by the ESOP is funded by a loan and contributions from the Company, through the Bank. Unreleased ESOP shares collateralize the loan payable, and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 4.25% and matures in 2010. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

Dividends received on unallocated ESOP shares during 2009, 2008 and 2007 amounted to $53,241, $85,712 and $119,697, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.1 million, $1.1 million and $1.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The ESOP incurred interest on the loan of $81,000, $130,000, and $180,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS.

During 2009, 2008 and 2007, the Company recognized compensation expense related to the ESOP of $1.1 million, $900,000 and $915,000, respectively.

As of December 31, 2009 and 2008, the ESOP held a total of 1,652,893 and 1,632,179 shares, respectively, of the Company’s stock, and there were 74,349 and 152,687 unallocated shares, respectively, with a fair value of $983,000 and $1.6 million, respectively. During 2009 and 2008, 78,338 and 82,122 shares were released for allocation, respectively. During 2009 and 2008, 11,662 and 7,878 additional shares were purchased by the Company to be released for allocation at a cost of $123,000 and $76,000, respectively. These amounts were included in the Company’s compensation expense related to the ESOP.

ESB Financial Corporation	56	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

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

	2009		2008		2007

	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	891,002	$10.45	948,150	$10.21	945,104	$9.89
Granted	124,730	11.54	91,030	10.30	95,150	10.11
Exercised	(145,628)	7.15	(51,285)	6.82	(63,193)	6.41
Forfeited	(59,824)	7.26	(96,893)	9.93	(28,911)	7.61

Outstanding at end of year	810,280	11.45	891,002	10.45	948,150	10.21

Exercisable at end of year	552,448	$11.75	730,596	$10.47	815,342	$10.19

The weighted-average fair values of options granted during 2009, 2008 and 2007 utilizing the Black-Scholes Valuation Model were $2.70, $2.78 and $2.69, respectively.

The following table summarizes certain characteristics of issued stock options as of December 31, 2009:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
2000	25,637	$6.01	0.4
2001	48,903	7.83	1.9
2002	85,476	10.83	2.9
2003	80,310	15.35	3.9
2004	84,040	14.50	4.9
2005	76,650	12.20	5.3
2005	15,120	12.40	5.3
2006	88,752	10.75	6.9
2007	90,358	10.11	7.9
2008	90,304	10.30	8.9
2009	124,730	11.54	9.9

	810,280	$11.45	6.1

ESB Financial Corporation	57	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

Management Recognition Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2009, there were 12,498 shares held in the Management Recognition Plan (MRP) trust.

In November 2001, the Company awarded 13,000 shares to eligible individuals, 2,600 shares vested on the date of the grant. The remaining 10,400 shares vested over a four year period ending in 2005. This grant was adjusted for two 20% stock splits that occurred on October 25, 2002 and May 15, 2003.

In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 20,380 shares subsequently vested and 2,380 shares have been forfeited and the remaining 8,530 shares will vest over a scheduled vesting period ending in 2011.

In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant, 360 shares subsequently vested and the remaining 265 shares will vest over a scheduled vesting period ending in 2011.

Compensation expense recognized in 2009, 2008 and 2007 was $35,000, $37,000 and $50,000, respectively. The Company is expected to recognize compensation expense of $35,000 and $15,000 for the years 2010 and 2011, respectively.

The following is a summary of the changes in the stock for the MRP during the year ended December 31, 2009:

Shares
Nonvested restricted stock as of January 1, 2008	12,875
Granted	-
Vested	(3,600)
Forfeited and expired	(1,000)

Nonvested restricted stock as of December 31, 2008	8,275
Granted	-
Vested	(2,760)
Forfeited	-

Nonvested restricted stock as of December 31, 2009	5,515

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

ESB Financial Corporation	58	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 50,451 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2009, the participants in the plan had credited service under the SERP ranging from 19 to 31 years.

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of five or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 80%, based on the director’s total years of service. The maximum ratio of 80% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. During 2009, four directors received monthly benefits under the plan.

ESB Financial Corporation	59	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The following table sets forth the obligation and funded status as of December 31:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	December 31,		December 31,
	2009	2008	2009	2008

Change in benefit obligation
Benefit obligation at beginning of year	$865	$803	$1,946	$1,781
Service Cost	28	34	49	48
Interest Cost	46	45	105	102
Amendments	-	22	-	-
Actuarial (gains)/losses	(8)	(4)	264	60
Benefits paid	(51)	(35)	(85)	(45)

Benefit obligation at end of year	880	865	2,279	1,946

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-	-
Employer contributions	51	35	85	45
Benefits paid	(51)	(35)	(85)	(45)

Fair value of plan assets at end of year	-	-	-	-

Funded Status	$(880)	$(865)	$(2,279)	$(1,946)

Amounts recognized in accumulated other comprehensive income, net consist of:
Net loss	$18	$23	$353	$199
Prior service cost	137	194	-	-
Transition obligation	-	-	190	217

Total	$155	$217	$543	$416

The accumulated benefit obligation for the director’s retirement plan was $834 and $818 at December 31, 2009 and 2008, respectively and for the SERP was $2.0 million and $1.7 million at December 31, 2009 and 2008, respectively.

ESB Financial Corporation	60	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income are as follows:

(Dollar amounts in thousands)	Directors’ Retirement Plan			SERP
	December 31,			December 31,
	2009	2008	2007	2009	2008	2007

Net Periodic Pension Cost
Service cost	$28	$34	$7	$49	$48	$51
Interest cost	46	45	33	105	102	96
Amortization of transition obligation	-	-	-	41	65	58
Amortization of net loss	-	-	-	30	-	-
Amortization of prior service cost	87	87	63	-	-	-

Net periodic pension cost	161	166	103	225	215	205
Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income
Net actuarial loss/(gain)	(5)	12	163	154	40	62
Amortization of transition obligation	-	-	-	(27)	(43)	(38)
Amortization of prior service cost	(57)	(57)	(63)	-	-	-

Total recognized in other comprehensive income	(62)	(45)	100	127	(3)	24

Total recognized in Net Periodic Benefit Cost and accumulated other comprehensive income	$99	$121	$203	$352	$212	$229

The estimated net loss and prior service cost for the SERP and director’s retirement plan plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $64,262 and $57,384, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2009	2008	2009	2008

Discount rate	5.50%	5.50%	5.50%	5.50%
Rate of compensation increase	2.50%	4.00%	4.00%	4.00%

At December 31, 2009 the projected benefit payments for the director’s retirement plan were $118,546 $145,516, $145,211, $119,222, $148,444 and $292,157 for years 2010, 2011, 2012, 2013, 2014 and thereafter, respectively. At December 31, 2009, the projected benefit payments for the SERP were $85,000, $85,000, $85,000, $85,000, $85,000 and $2.8 million for years 2010, 2011, 2012, 2013, 2014 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	61	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Other Comprehensive Income (loss)

The Company has developed the following table which includes the tax effects of the components of other comprehensive (loss) income. Other comprehensive (loss) income consists of net unrealized gain (loss) on securities available for sale and the net fair value adjustment on derivatives. Other comprehensive income and related tax effects for the years ended December 31 consists of:

(Dollar amounts in thousands)	2009	2008	2007
Net income before noncontrolling interest:	$11,665	$10,424	$8,267
Other Comprehensive income (loss) - net of tax (benefit) expense
Fair value adjustment on securities available for sale, net of tax expense of $8,180 in 2009, $2,875 in 2008 and $3,302 in 2007	15,878	5,581	6,409
Securities losses (gains) reclassified into earnings, net of tax benefit (expense) of $126 in 2009, $291 in 2008 and ($202) in 2007	245	565	(392)
Pension and postretirement amortization, net of tax expense of $54 in 2009 $52 in 2008 and $41 in 2007	104	101	80
Adjustment to minimum pension liability of the SERP plan, net of tax benefit of $87 in 2009, $26 in 2008 and $105 in 2007	(169)	(52)	(203)
Fair value adjustment on derivatives, net of tax expense (benefit) of $72 in 2009 and ($195) in 2007	141	-	(378)

Other Comprehensive income	16,199	6,195	5,516

Comprehensive income	$27,864	$16,619	$13,783

11.	Commitments and Contingencies

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

(Dollar amounts in thousands)	2009	2008
Loans in process and commitments:
Fixed interest rate	$16,510	$12,802
Variable interest rate	18,152	25,677
Lines of credit (unfunded):
Commercial	22,443	29,158
Consumer	50,061	47,251
Letters of credit:
Standby	18,825	6,592
Interest Rate Cap Contracts	50,000	40,000
Interest Rate Swap Contracts	35,000	-

Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company’s exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is

ESB Financial Corporation	62	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Commitments and Contingencies (continued)

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

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

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

The following table presents the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2009 and 2008 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	As of December 31, 2009
	Level I	Level II	Level III	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,574	$39,003	$40,577
Municipal securities	-	150,094	-	150,094
Equity securities	907	-	-	907
Corporate bonds	-	88,181	-	88,181
Mortgage backed securities	-	827,151	-	827,151

Total securities available for sale	$907	$1,067,000	$39,003	$1,106,910

Other Assets
Interest rate caps	$-	$466	$-	$466
Interest rate swaps	-	213	-	213

Total other assets	$-	$679	$-	$679

ESB Financial Corporation	63	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

(Dollar amounts in thousands)	As of December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,305	$38,211	$39,516
Municipal securities	-	134,045	-	134,045
Equity securities	706	-	-	706
Corporate bonds	-	19,446	-	19,446
Mortgage backed securities	-	903,093	-	903,093

Total securities available for sale	$706	$1,057,889	$38,211	$1,096,806

Other Assets
Interest rate caps		$157		$157

Total other assets	$-	$157	$-	$157

Due to recent uncertainties in the credit markets broadly, and the lack of both trading and new issuance of floating rate trust preferred securities, market price indications generally reflect the lack of liquidity in these markets. Due to this lack of practical quoted prices, fair value for floating rate trust preferred securities has been determined using a discounted cash-flow technique. Cash flows are estimated based upon the contractual terms of each instrument. Market rates have been calculated based upon the five year historical discount margin for these instruments from August 2002 through August 2007, when the market was more liquid. These market rates were then adjusted for credit spreads and liquidity risk given the current markets. Credit spreads are based upon the Moody’s rating for each bond and range from 15 to 145 basis points. Liquidity risk adjustments ranged from 30 to 100 basis points where the securities of the 10 largest banks in the United States are assigned 30 basis points and banks outside of the top 10 were given a higher liquidity risk adjustment. Approximately $14.7 million or 37.7% of the $39.0 million in floating rate trust preferred securities represent investments in two of the four largest banks in the United States.

The following table presents the changes in the Level III fair-value category for the years ended December 31, 2009 and 2008. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

Fair value measurements using significant unobservable inputs (Level III):

	Securities available for sale
	2009	2008
Beginning balance January 1,	$38,211	$-
Total net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	14	3
Net realized loss on securities available for sale	(552)	(553)
Included in other comprehensive income (loss)	1,330	(348)
Transfers in and/or out of Level III	-	39,109

Ending balance, December 31,	$39,003	$38,211

ESB Financial Corporation	64	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following table summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2009 and December 31, 2008, for Level III assets and liabilities that were still held at December 31, 2009 and 2008.

	Securities available for sale
	2009	2008
Interest income on securities	$14	$3
Net realized loss on securities available for sale	(552)	(553)

Total	$(538)	$(550)

The following table presents the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a non-recurring basis as of December 31, 2009 and 2008 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	As of December 31, 2009
	Level I	Level II	Level III	Total
Assets:
Impaired Loans	$-	$-	$1,039	$1,039
Loans held for sale	-	201	-	201
Real estate acquired through foreclosure	-	-	725	725
Servicing assets	-	-	29	29

(Dollar amounts in thousands)	As of December 31, 2008
	Level I	Level II	Level III	Total
Assets:
Impaired Loans	$-	$-	$590	$590
Real estate acquired through foreclosure	-	-	539	539
Servicing assets	-	-	51	51

13.	Financial Instruments

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

ESB Financial Corporation	65	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

Loan commitments – The fair value of loan commitments at December 31, 2009 and December 31, 2008 approximated the cash surrender value of the policies at those dates.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

FHLB stock – FHLB stock is restricted from trading purposes, and thus, the carrying value approximates fair value.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2009 and December 31, 2008 approximated the cash surrender value of the policies at those dates.

Interest rate cap and interest rate swap contracts – Fair values of interest rate cap and interest rate swap contracts are based on dealer quotes.

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

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

(Dollar amounts in thousands)	2009		2008

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$16,300	$16,300	$18,893	$18,893
Securities	1,106,910	1,106,910	1,096,806	1,096,806
Loans receivable and held for sale	671,588	690,024	691,315	711,324
Accrued interest receivable	10,312	10,312	10,052	10,052
FHLB stock	27,470	27,470	27,470	27,470
Bank owned life insurance	29,381	29,381	28,481	28,481
Interest rate cap contracts	466	466	157	157
Interest rate swap contracts	213	213	-	-

Financial liabilities:
Deposits	944,347	954,568	877,329	886,647
Borrowed funds	783,248	808,984	886,508	925,396
Junior subordinated notes	46,393	75,178	46,393	66,402
Advance payment by borrowers for taxes and insurance	2,661	2,661	2,816	2,816
Accrued interest payable	3,182	3,182	5,119	5,119

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy

ESB Financial Corporation	66	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2009, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009 and 2008 the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2009, there are no conditions or events since that notification that have changed the categorization.

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

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2009:
Total Capital	$147,394	14.79%	$79,741	8.00%	$99,677	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$141,367	7.61%	$74,290	4.00%	$92,863	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$141,367	14.18%	$39,871	4.00%	$59,806	6.00%
(to Risk Weighted Assets)

As of December 31, 2008:
Total Capital	$141,208	14.87%	$75,955	8.00%	$94,944	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$135,202	7.19%	$75,222	4.00%	$94,028	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$135,202	14.24%	$37,978	4.00%	$56,966	6.00%
(to Risk Weighted Assets)

Congress has temporarily increased FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2013. Prior to the increase, the FDIC through the Deposit Insurance Fund insured deposits of account holders up to $100,000 per insured depositor. The standard insurance coverage will revert to $100,000 per depositor January 1, 2014. To provide for this insurance, the Bank must pay an annual premium.

ESB Financial Corporation	67	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009:
Interest income	$23,692	$23,202	$22,898	$22,703
Interest expense	14,861	13,917	13,141	12,428

Net interest income	8,831	9,285	9,757	10,275
Provision for loan losses	310	206	236	160

Net interest income after provision for loan losses	8,521	9,079	9,521	10,115
Net realized loss on securities available for sale	-	(7)	(210)	(154)
Other noninterest income (loss)	1,362	2,110	1,531	(1,037)
Noninterest expense	6,249	7,265	6,414	6,856

Income before income taxes	3,634	3,917	4,428	2,068
Provision for income taxes	597	697	848	240

Net income	3,037	3,220	3,580	1,828
Less: net income (loss) attributable to the noncontrolling interest	5	94	74	(520)

Net income attributable to the noncontrolling interest	$3,032	$3,126	$3,506	$2,348

Net income per share
Basic	$0.25	$0.26	$0.29	$0.20
Diluted	$0.25	$0.26	$0.29	$0.20
2008:
Interest income	$24,011	$23,662	$24,135	$24,450
Interest expense	17,244	16,047	15,914	15,910

Net interest income	6,767	7,615	8,221	8,540
Provision for loan losses	221	290	409	486

Net interest income after provision for loan losses	6,546	7,325	7,812	8,054
Net realized loss on securities available for sale	-	-	-	(856)
Other noninterest income	1,326	2,512	1,531	764
Noninterest expense	5,765	5,751	5,665	5,861

Income before income taxes	2,107	4,086	3,678	2,101
Provision for income taxes	138	777	591	42

Net income	1,969	3,309	3,087	2,059
Less: net income (loss) attributable to the noncontrolling interest	14	148	(37)	84

Net income attributable to the noncontrolling interest	$1,955	$3,161	$3,124	$1,975

Net income per share
Basic	$0.16	$0.26	$0.26	$0.16
Diluted	$0.16	$0.26	$0.26	$0.16

ESB Financial Corporation	68	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition
(Dollar amounts in thousands)		2009	2008
Assets:
Interest-earning deposits		$3,320	$1,812
Securities available for sale		31,310	3,062
Equity in net assets of subsidiaries		205,275	200,531
Other assets		4,697	5,117

Total assets		$244,602	$210,522

Liabilities and stockholders’ equity:
Subordinated debt, net		$46,393	$46,393
Payable to subsidiaries		-	4,150
Accrued expenses and other liabilities		33,298	17,595
Stockholders’ equity		164,911	142,384

Total liabilities and stockholders’ equity		$244,602	$210,522

Condensed Statements of Operations
(Dollar amounts in thousands)	2009	2008	2007
Income:
Equity in undistributed earnings of subsidiaries	$6,871	$(3,407)	$1,553
Dividends from subsidiaries	7,000	16,500	9,000
Management fee income, from subsidiaries	24	24	24
Net realized gain (loss) on sale of securities available for sale	180	(303)	274
Interest and other income	833	175	266

Total income	14,908	12,989	11,117
Expense:
Interest expense, to subsidiary	3,526	4,017	4,787
Compensation and employee benefits	290	243	181
Other	336	335	140

Total expense	4,152	4,595	5,108

Income before benefit from income taxes	10,756	8,394	6,009
Benefit from income taxes	(1,256)	(1,821)	(1,652)

Net income	$12,012	$10,215	$7,661

ESB Financial Corporation	69	2009 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
(In thousands)	2009	2008	2007

Operating activities:
Net income	$12,012	$10,215	$7,661
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(6,871)	3,407	(1,553)
Net realized (gain) loss on securities AFS	(180)	303	(274)
Compensation expense on ESOP/MRP	1,127	861	965
Other, net	3,830	(549)	5,059

Net cash provided by operating activities	9,918	14,237	11,858

Investing activities:
Purchases of securities	(911)	(184)	(206)
Principal repayments of securities	2,750	388	446
Proceeds from the sale of securities available for sale	992	-	1,241

Net cash provided by investing activities	2,831	204	1,481

Financing activities:
Repayment of loan to subsidiaries	(4,150)	(5,100)	(3,500)
Amortization of deferred debt issuance costs	-	29	75
Redemption of junior subordinated notes	-	(5,155)	-
Proceeds from long term borrowings	-	5,000	-
Proceeds received from exercise of stock options	792	286	386
Dividends paid	(4,828)	(4,926)	(5,097)
Payments to acquire treasury stock	(2,932)	(3,410)	(5,374)
Stock purchased by ESOP	(123)	-	-

Net cash used in financing activities	(11,241)	(13,276)	(13,510)

Increase (decrease) in cash equivalents	1,508	1,165	(171)
Cash equivalents at beginning of period	1,812	647	818

Cash equivalents at end of period	$3,320	$1,812	$647

ESB Financial Corporation	70	2009 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ESB Financial Corporation management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, ESB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Audit Report of ESB Financial Corporation and our report dated March 11, 2010, expressed an unqualified opinion.

Wexford, Pennsylvania

March 11, 2010

ESB Financial Corporation	71	2009 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation (the “Company”) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2010, expressed an unqualified opinion on the effectiveness of ESB Financial Corporation’s internal control over financial reporting.

Wexford, Pennsylvania

March 11, 2010

ESB Financial Corporation	72	2009 Annual Report

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

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2009, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2009, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Charlotte A. Zuschlag

President and Chief Executive Officer

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

March 11, 2010

ESB Financial Corporation	73	2009 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the NASDAQ Global Select Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Keefe, Bruyette & Woods, Inc.	Stifel Nicolaus & Co., Inc.
787 7th Avenue, 4th Flr	18 Columbia Turnpike
New York, NY 10019	Florham Park NJ 07932
Telephone: (800) 966-1559	Telephone: (800) 342-2325
UBS Financial Services
One North Wacker Drive, 35th Flr
Chicago, IL 60606
Telephone: (800) 525-4313

Number of Stockholders and Shares Outstanding

As of December 31, 2009, there were 2,642 registered stockholders of record and 12,036,553 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2009, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 31, 2009	January 25, 2010	$0.10
September 30, 2009	October 23, 2009	$0.10
June 30, 2009	July 24, 2009	$0.10
March 31, 2009	April 24, 2009	$0.10

December 31, 2008	January 23, 2009	$0.10
September 30, 2008	October 24, 2008	$0.10
June 30, 2008	July 25, 2008	$0.10
March 31, 2008	April 25, 2008	$0.10

ESB Financial Corporation	74	2009 Annual Report

Stock and Dividend Information (continued)

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Stock Price Information

The bid and ask price of the Company’s common stock were $11.71 and $11.72, respectively, as of January 29, 2010.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2009 Quarter Ended
December 31	$13.96	$10.62	$13.22
September 30	15.00	12.62	13.39
June 30	15.44	10.08	13.12
March 31	12.38	9.03	10.99

2008 Quarter Ended
December 31	$10.95	$7.28	$10.74
September 30	10.97	8.50	9.40
June 30	11.31	9.33	9.73
March 31	10.42	9.30	9.92

ESB Financial Corporation	75	2009 Annual Report

Stock and Dividend Information (continued)

Performance Graph

The following graph compared the yearly cumulative total return on the common stock over a five-year measurement period with the yearly cumulative total return on the stocks included in (i) the NASDAQ—Total US companies and (ii) the SNL Securities All Banks and Thrifts Index. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable year.

Performance Graph provided by SNL Financial.

ESB Financial Corporation	76	2009 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 21, 2010, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank	ESB Capital Trust II
ESB Financial Services, Inc.	ESB Capital Trust III
AMSCO, Inc.	ESB Statutory Trust IV
AMS Ventures, LLC	THF, Inc d/b/a Elite Settlement Services
Madison Woods Joint Venture
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
BelleVue Park
MW 42

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	77	2009 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	Lloyd L. Kildoo
Vice Chairman of the Board	Supervisor & Funeral Director - Glenn-Kildoo Funeral Homes
Retired Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	James P. Wetzel, Jr.
President & Chief Executive Officer	Retired President & CEO - PHSB Financial Corporation

ESB BANK

William B. Salsgiver	Lloyd L. Kildoo
Chairman of the Board	Supervisor & Funeral Director - Glenn-Kildoo Funeral Homes
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Retired Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Joseph W. Snyder
President & Chief Executive Officer	Sourcing Agent - EQT Corporation

Raymond K. Aiken	Jefrey F. Wall
Retired President & COO - Lockhart Chemical Co.	Business Manager, Penns Valley School District

Joseph D. Belas	James P. Wetzel, Jr.
Retired Director - PHSB Financial Corporation	Retired President & CEO - PHSB Financial Corporation

Johanna C. Guehl
Owner - Law Offices of Johanna C. Guehl
Affiliate - Kathy L. Hess & Associates, CPA’s

ESB Financial Corporation	78	2009 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	First Vice Presidents
Chairman of the Board	Deborah A. Allen
Charlotte A. Zuschlag	Kathleen A. Bender
President & Chief Executive Officer	Nancy A. Glitsch
Brian W. Hulme
Group Senior Vice Presidents	Mary Ann Leonardo
Charles P. Evanoski - Chief Financial Officer	Sally A. Mannarino
Frank D. Martz - Operations & Corporate Secretary	Larry Mastrean
Todd F. Palkovich - Lending	Pamela K. Zikeli

Senior Vice Presidents	Vice Presidents
Robert A. Ackerman - Audit & Loan Review	Charlotte M. Bolinger
Richard E. Canonge - Treasurer	Thomas E. Campbell
Robert J. Colalella - Marketing	Louis C. Frischkorn
John W. Donaldson II - Lending	Deborah S. Goehring
Teresa Krukenberg - Business Development	Peter J. Greco
Ronald J. Mannarino - Asset/Liability Management	Paul F. Hoyson
Mark A. Platz - Information Technology	Penny K. Koch
Ronald E. Pompeani - Lending	Mary C. Magestro
Marilyn Scripko - Lending & CRA Officer	John J. Mottes
John T. Stunda - Human Resources	Joseph R. Pollock, III
Bonita L. Wadding - Controller
Assistant Vice Presidents
ESB BANK, ADVISORY BOARD	Theresa M. Adler
Joseph W. DeNardo	Susan B. Antolic
Retired Chief Meteorologist for WTAE - TV	Kelley J. Avena
George C. Dorsch	Janet S. Barletta
Retired Engineer -	James D. Bish
Dept. of Transportation, Commonwealth of Pennsylvania	Amy E. Dicks
Dr. Allan Gastfriend	Judy L. Diesing
Retired Dentist	Susan C. Fisher
Charles W. Hergenroeder	Theresa A. Gerst
Partner - Hergenroeder, Rega, Sommer, LLC	Norene Greer
Watson F. McGaughey, Jr.	Margaret A. Haefele
Retired President - McGaughey Buses, Inc.	Teri L. Huston
Martin Miller	David L. Kramer
President Owner/Operator - Miller & Sons Chevrolet	Kyle R. Krupa
Ronald W. Owen	Barbara E. Martinelli
Senior Relationship Executive - First American Title Insurance Co.	Beth A. McClymonds
Craig E. Wynn	Kristin E. McKelvey
President - Herskowitz and Wynn, P.C.	Marianne L. Mills
Ann R. Nelson
ESB BANK	Jonathan D. Newell
William B. Salsgiver	Madeline Orfitelli
Chairman of the Board	Deborah F. Pagley
Charlotte A. Zuschlag	James P. Perenovich
President & Chief Executive Officer	Thomas G. Pfeiffer
Keith R. Poleti
Group Senior Vice Presidents	Timothy S. Robinson
Charles P. Evanoski	Cynthia L. Scaramazza
Frank D. Martz	Jackie A. Smith
Todd F. Palkovich	Linda Smith
Kathy A. Smyth
Senior Vice Presidents	Sharon L. Speicher
Robert A. Ackerman	Karla L. Spinelli
Richard E. Canonge	Nancy Straley
Robert J. Colalella	Volynda Teets
John W. Donaldson II	Janice L. Voynik
Teresa Krukenberg	Alan P. Weber
Ronald J. Mannarino
Mark A. Platz	Assistant Secretaries
Ronald E. Pompeani	Linda A. MacMurdo
Marilyn Scripko	Dana M. Martz
John T. Stunda	Robin Scheffler
Bonita L. Wadding
THF, Inc.
Rocco Abbatangelo - President

ESB Financial Corporation	79	2009 Annual Report

Board of Directors

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Lloyd L. Kildoo, Mario J. Manna, Jefrey F. Wall and Johanna C. Guehl. Standing from the left are Herbert S. Skuba, Charlotte A. Zuschlag, Joseph W. Snyder, James P. Wetzel, Raymond K. Aiken and Joseph D. Belas.

ESB Financial Corporation	80	2009 Annual Report

Office Locations and Financial Services Managers

ALIQUIPPA	CHIPPEWA TOWNSHIP	NEW BRIGHTON
Janet Barletta	Teri Huston	Linda Smith
Financial Services Manager	Financial Services Manager	Financial Services Manager
Phone: 724-378-4436	Phone: 724-846-6200	Phone: 724-846-4920
Fax: 724-378-1204	Fax: 724-846-6242	Fax: 724-846-7805
2301 Sheffield Road	2521 Darlington Road	800 Third Avenue
Aliquippa, PA 15001	Beaver Falls, PA 15010	New Brighton, PA 15066

AMBRIDGE	CORAOPOLIS	NORTH SHORE
Keith Poleti	Jackie Smith	Jan Orr
Financial Services Manager	Financial Services Manager	Customer Service Manager
Phone: 724-266-5002	Phone: 412-264-8862	Phone: 412-231-7297
Fax: 724-266-6178	Fax: 412-264-5960	Fax: 412-231-4097
506 Merchant Street	900 Fifth Avenue	807 Middle Street
Ambridge, PA 15003	Coraopolis, PA 15108	Pittsburgh, PA 15212

BALDWIN	DARLINGTON	NORTHERN LIGHTS
Barbara Martinelli	Kelley Avena	David Kramer
Financial Services Manager	Financial Services Manager	Financial Services Manager
Phone: 412-655-8670	Phone: 724-827-8500	Phone: 724-869-2193
Fax: 412-655-8116	Fax: 724-827-8502	Fax: 724-869-2196
5035 Curry Road	233 Second Street, PO Box 305	1555 Beaver Road
Pittsburgh, PA 15236	Darlington, PA 16115	Baden, PA 15005

BEAVER	ELLWOOD CITY	SHENANGO TOWNSHIP
Larry Mastrean	Pamela Zikeli	Charlotte Bolinger
Regional Financial Services Manager	Regional Financial Services Manager	Assistant Regional Financial Services Manager
Phone: 724-775-1052	Phone: 724-758-5584	Phone: 724-654-7781
Fax: 724-775-6687	Fax: 724-758-0576	Fax: 724-654-1643
701 Corporation Street	600 Lawrence Avenue	2731 Ellwood Road
Beaver, PA 15009	Ellwood City, PA 16117	New Castle, PA 16101

BEAVER FALLS	FOX CHAPEL	SPRING HILL
Susan Fisher	Theresa Gerst	Marianne Mills
Financial Services Manager	Financial Services Manager	Financial Services Manager
Phone: 724-847-4004	Phone: 412-782-6500	Phone: 412-231-0819
Fax: 724-846-0718	Fax: 412-782-1279	Fax: 412-231-0822
1427 Seventh Avenue	1060 Freeport Road	Itin & Rhine Streets
Beaver Falls, PA 15010	Pittsburgh, PA 15238	Pittsburgh, PA 15212

BEECHVIEW	FRANKLIN TOWNSHIP	TROY HILL
Madeline Orfitelli	Thomas Campbell	Sharon Speicher
Financial Services Manager	Assistant Regional Financial Services Manager	Financial Services Manager
Phone: 412-344-7211	Phone: 724-752-2500	Phone: 412-231-8238
Fax: 412-344-7213	Fax: 724-752-2502	Fax: 412-231-1910
1550 Beechview Avenue	1793 Mercer Road	1706 Lowrie Street
Pittsburgh, PA 15216	Ellwood City, PA 16117	Pittsburgh, PA 15212

BUTLER	HOPEWELL TOWNSHIP	WEXFORD
Margaret Haefele	Karla Spinelli	Deborah Allen
Financial Services Manager	Financial Services Manager	Regional Financial Services Manager
Phone:724-789-0057	Phone: 724-378-0505	Phone: 724-934-8989
Fax: 724-789-9156	Fax: 724-378-0530	Fax: 724-934-3026
831 Evans City Road	2293 Broadhead Road	101 Wexford-Bayne Road
Renfrew, PA 16053	Aliquippa, PA 15001	Wexford, PA 15090

CENTER TOWNSHIP	NESHANNOCK TOWNSHIP	ZELIENOPLE
Judy Diesing	Cynthia Scaramazza	Deborah Goehring
Financial Services Manager	Financial Services Manager	Assistant Regional Financial Services Manager
Phone: 724-774-0332	Phone: 724-658-8825	Phone: 724-452-6500
Fax: 724-774-7869	Fax: 724-658-5483	Fax: 724-452-6503
3531 Broadhead Road	3360 Wilmington Road	17 Northgate Plaza Unit 22
Monaca, PA 15061	New Castle, PA 16105	Harmony, PA 16037

Coming Fall 2010

Our New Zelienople Office

527 South Main Street

Zelienople, PA 16063

ESB FINANCIAL CORPORATION 600 Lawrence Avenue Ellwood City, Pennsylvania 16117 Phone: (724) 758-5584