Form 10-K, Exhibit 13
period 2010-12-31
ESB FINANCIAL CORP
filed 2011-03-11
CIK 872835

Exhibit 13

2010 Annual Report

Award Winning,

Growth Oriented,

And Community Focused

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

	Consolidated Financial Highlights	2
	Letter to Shareholders	4
	Selected Consolidated Financial Data	7
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	8

Office Locations	back cover

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary, ESB Bank.

ESB Bank is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2010, conducted business through 24 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through ESB Bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

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

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2010	2009	Change

Total assets	$1,913,867	$1,960,677	(2%)

Securities available for sale	1,077,672	1,106,910	(3%)

Loans receivable, net	640,887	671,387	(5%)

Total deposits	1,012,645	944,347	7%

Borrowed funds, including junior subordinated notes	715,456	829,641	(14%)

Stockholders’ equity	167,353	164,752	2%

Net interest income	42,967	38,148	13%

Net income	14,231	12,012	18%

Net income per share (diluted)	$1.18	$1.00	18%

Cash dividends declared per share	$0.40	$0.40	-

Return on average assets	0.73%	0.61%	20%

Return on average stockholders’ equity	8.26%	7.66%	8%

ESB Financial Corporation	2	2010 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	3	2010 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to present ESB Financial Corporation’s Annual Report for the year 2010 and to report that the Company posted record earnings per diluted share of $1.18 on net income of $14.2 million for the year ended December 31, 2010, compared to earnings of $1.00 per diluted share on net income of $12.0 million for the year ended December 31, 2009. This represents our second consecutive year of record earnings.

The Company achieved record financial results in what was clearly another demanding year for the banking industry. Our performance in this difficult and uncertain operating environment reflects the quality of our organization, the dedication of our employees, the guidance by our Board of Directors and the focused commitment to our fundamental strategies that have delivered consistent results to our shareholders since 1990.

Throughout our 95-year history, ESB has continually and successfully responded to change. However, we believe that sticking to basics and maintaining our commitment to the strategies that have made us a leading financial service provider remains a solid roadmap for continued growth and success. In this regard our priorities have not changed and remain:

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

Deposit Growth

This last year marked the first year in which our total deposits grew to in excess of one billion dollars. During the last few years we have challenged our employees to actively pursue new customers through commercial, public and personal checking account relationships. The results have been outstanding, resulting in an increase in core deposits of $51.2 million during 2010. The increase in these lower rate core deposits has fueled the improvement to our net interest margin.

Dividends

I am also pleased to report that during 2010, the Company maintained its current quarterly cash dividend of $0.10 per share, which extends our record of paying cash dividends to 82 consecutive quarters. As in previous years, the Board of Directors approved a common stock repurchase program and, for the year, the Company repurchased approximately 80,000 shares with a market value of $1.1 million.

ESB Financial Corporation	4	2010 Annual Report

Letter to Shareholders (continued)

Branch Office Expansion

In October 2010, the Company relocated its Zelienople Office approximately 1.4 miles south of the previous location. This full service facility now affords our customers a large lobby, safe deposit boxes, six teller windows, three drives thru lanes, a full service 24-hour ATM machine and a night drop box.

The Company currently plans to open its 25th office at the corner of Rochester Road and Graham Park Drive in Cranberry Township, Pennsylvania during the fourth quarter of 2011.

More than the Money

At ESB, we define success more broadly than just financial results. We also define it by our community involvement, both financially and through volunteerism and our commitment and adherence to our Mission Statement, Values We Share Statement and Code of Ethics Policy, which sets forth guidance on the way we do business. We are committed to our customers, to the highest ethical behavior, to our communities and to continued improvement in every aspect of our business. We invite you to review these essential documents which are easily accessible through our website at www.esbbank.com. Through our “Casual for Charity Day” program, nearly $20,000 was donated in 2010 to organizations, including The American Diabetes Association, The American Heart Association, The American Cancer Society and Project Bundle Up.

Recognition

I am very proud to report that in June 2010, SNL Financial rated ESB Financial Corporation 7th out of the nation’s 100 largest public thrifts, by asset size, based upon financial performance for the 12 months ended March 31, 2010. This marks the second consecutive year that ESB Financial has ranked 7th on this list. I am also very pleased to report that in September 2010 ESB Financial Corporation was named one of Sandler O’Neill’s Sm-All Stars for the first time. The objective of the Sm-All Stars list is to identify the top performing small cap banks and thrifts in the nation. I am also very proud to report that in October 2010, ESB Bank was named one of the “Best Places to Work in Western Pennsylvania” in a competition sponsored by the Pittsburgh Business Times. ESB Bank received this recognition which is based solely on employee survey results for the fifth time in the past several years.

Remembrance

In June 2010, we lost a dear friend and board member in Lloyd Kildoo. We remember Lloyd for over 20 years of service, contributions, guidance and accomplishments to the Company. His leadership, keen insights and his magnetic personality will be missed, along with his marvelous sense of humor. He provided exemplary service to our bank, our community and our shareholders and we will dearly miss Lloyd.

The Year Ahead

With a sound corporate strategy, the hard work and dedication of our employees and the guidance provided by our Board of Directors, I am confident that we have a sound foundation to sustain our performance, to seize new business opportunities and to initiate new programs that will enhance service to our customers and continue to provide value to our shareholders. As always, we would like to thank all of our customers and our shareholders for their consistent support and we look forward to opportunities for further growth and profitability in 2011.

I would like to express my appreciation to the directors, officers and employees of ESB who have all contributed to our success over the past year. We are very fortunate to have such a talented and dedicated group of individuals who are committed to serving the needs of our customers.

ESB Financial Corporation	5	2010 Annual Report

Letter to Shareholders (continued)

We invite our shareholders to join us at our annual shareholders’ meeting to be held Wednesday, April 20th, 2011 at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA. Your attendance will be very much appreciated.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	6	2010 Annual Report

2010 Validations

Record Earnings for the Second Consecutive year!

ESB Bank was voted Best Places to work in Western PA again in 2010

Sandler O’Neill announces their 2010 Sm-All Stars.
The objective of the Sm-All Stars list is to identify the top performing small cap banks and thrifts in the nation. For the first time, ESBF has been named to this list. Using various screening methodology, Sandler O’Neill eliminated 471 institutions, or 94% of the institutions being evaluated. This means that ESBF performs in the top 6% of all small cap publically traded banks and thrifts in the country.

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2010	2009	2008	2007	2006

Total assets	$1,913,867	$1,960,677	$1,974,839	$1,880,235	$1,922,722
Securities	1,077,672	1,106,910	1,096,806	1,059,972	1,143,924
Loans receivable, net	640,887	671,387	691,315	624,251	589,642
Deposits	1,012,645	944,347	877,329	842,854	823,644
Borrowed funds, including subordinated debt	715,456	829,641	932,901	876,727	951,153
Stockholders’ equity	167,353	164,752	143,065	133,657	129,231
Stockholders’ equity per common share	$13.95	$13.70	$11.74	$10.71	$10.00

	For the year ended December 31,
Operations Data	2010	2009	2008	2007	2006
Net interest income	$42,967	$38,148	$31,143	$24,983	$28,667
Provision for loan losses	1,404	912	1,406	865	1,113

Net interest income after provision for loan losses	41,563	37,236	29,737	24,118	27,554
Noninterest income	4,467	3,595	5,277	7,216	7,786
Noninterest expense	27,813	26,784	23,042	22,667	22,770

Income before income taxes	18,217	14,047	11,972	8,667	12,570
Provision for income taxes	3,553	2,382	1,548	400	1,317

Net income	14,664	11,665	10,424	8,267	11,253
Less: net income (loss) attributable to the noncontrolling interest	433	(347)	209	606	637

Net income	$14,231	$12,012	$10,215	$7,661	$10,616

Net income per common share:
Basic	$1.19	$1.01	$0.85	$0.62	$0.84
Diluted	$1.18	$1.00	$0.84	$0.61	$0.83
	As of or for the year ended December 31,
Other Data	2010	2009	2008	2007	2006
Performance Ratios (for the year ended)
Return on average assets	0.73%	0.61%	0.53%	0.40%	0.56%
Return on average equity	8.26%	7.66%	7.88%	5.98%	8.55%
Average equity to average assets	8.87%	7.95%	6.72%	6.74%	6.57%
Interest rate spread (1)	2.48%	2.14%	1.73%	1.38%	1.63%
Net interest margin (1)	2.62%	2.29%	1.90%	1.57%	1.79%
Efficiency ratio	51.58%	57.84%	55.21%	63.88%	57.27%
Noninterest expense to average assets	1.43%	1.36%	1.20%	1.22%	1.24%
Dividend payout ratio (2)	33.90%	40.00%	47.62%	65.57%	48.19%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	2.00%	0.59%	0.35%	0.36%	0.49%
Non-performing assets to total assets	0.75%	0.25%	0.17%	0.23%	0.22%
Allowance for loan losses to total loans	1.00%	0.88%	0.85%	0.85%	0.84%
Allowance for loan losses to non-performing loans	49.78%	147.58%	239.95%	236.21%	171.75%
Capital Ratios (as of year end)
Stockholders’ equity to assets	8.74%	8.40%	7.24%	7.07%	6.69%
Tangible stockholders’ equity to tangible assets	5.76%	5.19%	4.77%	4.78%	4.71%

(1)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(2)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	7	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary, ESB Bank (ESB or the Bank). The Company is also the parent company of ESB Capital Trust II (Trust II), ESB Statutory Trust III (Trust III) and ESB Capital Trust IV (Trust IV), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public, and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. At December 31, 2010, the bank conducted business through 24 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company is subject to examination and regulation by the Office of Thrift Supervision as a savings and loan holding company. The Bank is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System (Federal Reserve) which governs the reserves required to be maintained against deposits and certain other matters.

During the year ended December 31, 2010, the Company reported net income of $14.2 million, an increase of $2.2 million, or 18.5%, compared to the year ended December 31, 2009. The income for the year reflects the Company’s sustained effort to manage the net interest margin during this challenging time for the banking industry without compromising asset quality or future earnings potential. The result of this effort is reflected in our earnings, which increased substantially over the prior year, our strong net interest margin, which increased 33 basis points over 2009 and the growth to our deposit base. The increase in the net interest margin was driven by a decrease to interest expense of $12.5 million, or 22.9%, partially offset by a decrease in interest income of $7.6 million, or 8.3%. The Company has an ongoing campaign to increase commercial, public and personal checking accounts. The results of which were an increase in low cost core deposits. The Company was able to replace higher priced borrowings with these lower rate deposits therefore contributing to the decline in the cost of funds for the year of 64 basis points to 2.39% at December 31, 2010 from 3.03% at December 31, 2009 which led to a decrease in overall interest expense.

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

ESB Financial Corporation	8	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

rates and rapidly declining rates as well as a sustained inverted yield curve. During 2010, this wholesale leverage strategy accounted for $7.5 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $46.4 million.

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

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control) and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

•

our investments in our businesses and in related technology could require additional incremental spending might not produce expected deposit and loan growth and anticipated contributions to our earnings;

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

•	changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

ESB Financial Corporation	9	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

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

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them in light of new information or future events except to the extent required by federal securities laws.

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

The Company’s most significant accounting policies are presented in Note 1 to the consolidated financial statements and are discussed below. These policies along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the fair value of securities, the allowance for loan losses and the valuation of goodwill and intangible assets to be the accounting areas that require the most subjective or complex judgments.

ESB Financial Corporation	10	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company had impairment charges of approximately $217,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters and impairment charges of approximately $212,000 on a private label mortgage backed security. Additionally, in 2010 the Company took an impairment charge of approximately $810,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions. This charge was in addition to impairment charges of $1.1 million taken on the same security in the prior two years. At December 31, 2010, the Company utilized an independent third party to analyze this bond. Management determined that no additional impairment on the bond existed at December 31, 2010. During this analysis, the value of this security was derived using a discounted cash flow method which is a level three pricing method.

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

The allowance for loan losses at December 31, 2010 and 2009 was $6.5 million and $6.0 million, respectively allocated as follows for 2010: residential loans $2.6 million, or 39.3%; commercial real estate $1.8 million, or 28.0%; commercial business loans $784,000, or 12.0%, consumer loans $1.1 million, or 17.2% and an unallocated portion of $234,000, or 3.5%.

Goodwill and other intangible assets

The guidance in U.S. generally accepted accounting principles (GAAP) regarding goodwill and other intangible assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2010, the Company had $895,000 of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

ESB Financial Corporation	11	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

GAAP requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. The Companies implied fair value of goodwill is based on a four step approach utilizing the last twelve months earnings per share, stated book value, tangible book value and total deposits to the most recent transaction values supplied by a third party. At December 31, 2010, the Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

Changes in Financial Condition

General.    The Company’s total assets decreased $46.8 million, or 2.4%, to $1.91 billion at December 31, 2010 from $1.96 billion at December 31, 2009. This decrease was primarily composed of net decreases in securities available for sale, loans receivable, loans held for sale, accrued interest receivable, Federal Home Loan Bank (FHLB) stock, real estate held for investment, intangible assets and securities receivable of $29.2 million, $30.5 million, $121,000, $705,000, $1.4 million, $5.2 million, $418,000 and $774,000, respectively, partially offset by increases to cash and cash equivalents, premises and equipment, real estate acquired through foreclosure, bank owned life insurance and prepaid expenses and other assets of $19.4 million, $839,000, $358,000, $717,000 and $184,000, respectively.

The decrease in the Company’s total assets reflects a corresponding decrease in total liabilities of $49.4 million, or 2.8%, to $1.75 billion at December 31, 2010 compared to $1.80 billion at December 31, 2009 and an increase in total stockholders’ equity of $2.6 million, or 1.6%, to $167.4 million at December 31, 2010 from $164.8 million at December 31, 2009. The decrease in total liabilities was primarily due to decreases in FHLB advances, other borrowings, advance payments by borrowers for taxes and insurance, accounts payable for land development and accrued expenses and other liabilities of $130.0 million, $4.2 million, $220,000, $1.2 million and $2.1 million, respectively, partially offset by increases to deposits and repurchase agreements of $68.3 million and $20.0 million, respectively. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $658,000 and $8.9 million, respectively as well as decreases in unearned employee stock ownership plan (ESOP) of $814,000. These items were partially offset by an increase in treasury stock of $110,000 and a decrease in accumulated other comprehensive income (OCI) of $7.3 million.

Cash on hand, Interest-earning deposits and Federal funds sold.    Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $19.4 million, or 119.1%, to $35.7 million at December 31, 2010 from $16.3 million at December 31, 2009. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities.    The Company’s securities and loan portfolios represent its two largest asset classifications. The Company’s securities portfolio decreased by $29.2 million, or 2.6%, to $1.1 billion at December 31, 2010. During 2010, the Company recorded purchases of available for sale securities of $249.8 million consisting of purchases of fixed-rate mortgage backed securities of $172.5 million, adjustable-rate mortgage backed securities of $17.5 million, municipal bonds of $19.9 million, corporate bonds of $39.0 million and $865,000 of equity securities. Offsetting this increase were repayments and maturities of securities of $268.3 million, premium amortizations of $1.3 million, realized losses of $1.2 million and an $8.2 million decrease in the market value of the portfolio. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized.

ESB Financial Corporation	12	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Loans receivable.    The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and to a lesser extent commercial and consumer loans. Net loans receivable decreased $30.5 million, or 4.5%, to $640.9 million at December 31, 2010 from $671.4 million at December 31, 2009. Included in this decrease were decreases in mortgage loans and other loans of $18.3 million, or 3.6% and $11.1 million, or 6.0%, respectively, as well as increases in the allowance for loan losses, deferred fees and loans in process of approximately $1.2 million, or 7.4% combined. The decrease in net loans receivable is due to several factors, including an increase of approximately $23.2 million in repayments to $216.9 million in 2010 as compared to $193.7 million in 2009. These repayments were only partially offset by originations of approximately $185.1 million, which increased approximately $11.1 million when compared to 2009. The yield on the loan portfolio decreased to 5.64% at December 31, 2010 from 5.82% at December 31, 2009.

Loans held for sale.    Loans held for sale decreased to $80,000 at December 31, 2010 from $201,000 at December 31, 2009. During the period the Company originated loans held for sale of approximately $3.3 million and sold approximately $3.4 million, with a resulting gain of approximately $40,000.

Non-performing assets.    Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and loans modified in troubled debt restructuring (TDR). Non-performing assets increased to $14.4 million, or 0.75%, of total assets at December 31, 2010 from $5.0 million, or 0.25%, of total assets at December 31, 2009. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDR of $5.7 million, $1.1 million, $193,000 and $7.5 million respectively, at December 31, 2010 and $3.8 million, $725,000, $166,000 and $254,000, respectively, at December 31, 2009. The increase to non-performing assets was primarily due to a commercial real estate loan that became a TDR during the period as well as an increase in non-performing loans.

Accrued interest receivable.    Accrued interest receivable decreased by $705,000, or 6.8%, to $9.6 million at December 31, 2010 as compared to $10.3 million at December 31, 2009. This decrease was a result of decreases in the yields and balances on both the loan and securities portfolios.

FHLB stock.    FHLB stock decreased $1.4 million to $26.1 million at December 31, 2010 compared to $27.5 million at December 31, 2009. The Bank is required to maintain an investment in capital stock of the FHLB of Pittsburgh in an amount not less than 5.0% of its outstanding notes payable to the FHLB of Pittsburgh. In 2008 the FHLB suspended both the payment of dividends and the repurchase of excess capital stock. During the fourth quarter of 2010 the FHLB partially lifted the suspension with a limited repurchase of excess stock. The dividend suspension remains in effect and no dividends were paid in 2010. This repurchase restriction could result in the Bank’s investment in FHLB stock being greater than 5.0% of its outstanding notes payable to the FHLB.

Premises and equipment.    Premises and equipment increased $839,000, or 6.4%, to $13.9 million at December 31, 2010 from $13.0 million at December 31, 2009. This increase was primarily due to relocation of the Company’s Zelienople branch office from a strip mall to a free standing full service office. The office was opened in the fourth quarter of 2010.

Real estate held for investment.    The Company’s real estate held for investment decreased $5.2 million, or 18.9%, to $22.3 million at December 31, 2010 from $27.5 million at December 31, 2009. This decrease is the result of sales activity in the joint ventures in which the Company has a 51% ownership as well as write-downs of land acquisition and development costs and unit construction costs of approximately $1.6 million at five of the Company’s joint ventures. For a complete description of the Company’s existing projects see “Item 1. Business—Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

ESB Financial Corporation	13	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Intangible assets.    Intangible assets decreased $418,000, or 31.8%, to $895,000 at December 31, 2010 from $1.3 million at December 31, 2009. The decrease primarily resulted from amortization of the core deposit intangible created through acquisitions of approximately $413,000. Additionally, the mortgage servicing asset resulting from the loan sale and securitization in 2002 experienced amortization of approximately $14,000 in 2010, partially offset by a $9,000 recovery of the valuation against the servicing asset.

Bank owned life insurance.    Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The cash surrender value of the BOLI as of December 31, 2010 was $30.1 million.

Deposits.    The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $1.0 billion, or 58.6%, of the Company’s total funding sources at December 31, 2010. Total deposits increased $68.3 million, or 7.2%, to $1.0 billion at December 31, 2010 from $944.3 million at December 31, 2009. For the year, the Company’s interest-bearing demand and savings deposits increased $35.3 million, or 13.5%, time deposits increased $17.1 million, or 2.8% and noninterest-bearing deposits increased $15.9 million, or 23.2%. The increase to core deposits of approximately $51.2 million is primarily due to the Company’s ongoing campaign to increase these types of accounts. The Company continues to be diligent in monitoring the rates being offered by regional banks in the Company’s market area and offering special time deposit rates to remain competitive.

Advance payments by borrowers for taxes and insurance.    Advance payments by borrowers for taxes and insurance decreased $220,000, or 8.3%, to $2.4 million at December 31, 2010 from $2.7 million at December 31, 2009 due to the decrease in the net loans receivable.

Borrowed funds.    The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $114.2 million, or 13.8%, to $715.5 million at December 31, 2010 from $829.6 million at December 31, 2009. FHLB advances decreased $130.0 million, or 30.9%, repurchase agreements increased $20.0 million, or 5.8%, other borrowings decreased $4.2 million, or 21.2%, while junior subordinated notes remained the same at $46.4 million. The Company is reviewing its continued utilization of advances from the FHLB as a source of funding based upon recent decisions by the FHLB to suspend the dividend on and restrict the repurchase of, FHLB stock.

Accounts payable for land development.    Accounts payable for land development decreased by $1.2 million to $3.4 million at December 31, 2010 from $4.6 million at December 31, 2009. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The decrease is primarily due to ongoing construction activity at the Company’s existing joint venture projects and that the Company did not begin any new projects in 2010.

Stockholders’ equity.    Stockholders’ equity increased by $2.6 million, or 1.6%, to $167.4 million at December 31, 2010 from $164.8 million at December 31, 2009. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $658,000 and $8.9 million, respectively, as well as decreases in unearned employee stock ownership plan (ESOP) of $814,000. These items were partially offset by an increase in treasury stock and noncontrolling interest of $110,000 and $382,000, respectively and a decrease in OCI of $7.3 million. The increase in OCI represents temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio.

ESB Financial Corporation	14	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Results of Operations

General.    The Company reported net income of $14.2 million, $12.0 million and $10.2 million in 2010, 2009 and 2008, respectively.

Average Balance Sheet and Yield/Rate Analysis.    The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

ESB Financial Corporation	15	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	2010			Year ended December 31, 2009			2008
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$770,176	$35,134	4.56%	$847,578	$43,095	5.08%	$922,276	$48,140	5.22%
Taxable corporate bonds AFS	147,453	6,314	4.28%	109,089	4,709	4.32%	46,325	1,960	4.23%
Tax-exempt securities available for sale	132,164	5,933	6.80%	121,078	5,400	6.76%	109,786	4,844	6.68%
	1,049,793	47,381	4.80%	1,077,745	53,204	5.19%	1,078,387	54,944	5.33%
Mortgage loans	491,014	27,596	5.62%	489,817	28,438	5.81%	485,950	29,142	6.00%
Other loans	161,185	9,071	5.63%	173,324	10,027	5.79%	163,179	10,210	6.26%
Tax-exempt loans	19,241	800	6.30%	19,124	806	6.38%	16,098	683	6.43%
	671,440	37,467	5.64%	682,265	39,271	5.82%	665,227	40,035	6.07%
Cash equivalents	21,348	16	0.07%	21,529	20	0.09%	15,665	157	1.00%
FHLB stock	27,184	-	-	27,470	-	-	29,649	1,122	3.78%
	48,532	16	0.03%	48,999	20	0.04%	45,314	1,279	2.82%
Total interest-earning assets	1,769,765	84,864	4.99%	1,809,009	92,495	5.29%	1,788,928	96,258	5.54%
Other noninterest-earning assets	174,345	-	-	162,422	-	-	141,204	-	-
Total assets	$1,944,110	$84,864	4.54%	$1,971,431	$92,495	4.85%	$1,930,132	$96,258	5.13%

Interest-bearing liabilities:
Interest-bearing demand deposits	$291,292	$981	0.34%	$255,929	$761	0.30%	$238,426	$1,350	0.57%
Time deposits	620,155	13,289	2.14%	588,496	17,035	2.89%	558,076	21,058	3.77%
	911,447	14,270	1.57%	844,425	17,796	2.11%	796,502	22,408	2.81%
FHLB advances	335,551	11,818	3.52%	459,727	20,372	4.43%	578,565	27,671	4.78%
Repurchase agreements	358,833	12,555	3.50%	344,146	12,704	3.69%	266,771	11,262	4.22%
Other borrowings	19,564	795	4.06%	29,425	955	3.25%	18,785	811	4.32%
	713,948	25,168	3.53%	833,298	34,031	4.08%	864,121	39,744	4.60%
Preferred securities- fixed	36,083	2,111	5.85%	36,083	2,111	5.85%	36,083	2,111	5.85%
Preferred securities- adjustable	10,310	348	3.38%	10,310	409	3.97%	13,094	852	6.51%
	46,393	2,459	5.30%	46,393	2,520	5.43%	49,177	2,963	6.03%
Total interest-bearing liabilities	1,671,788	41,897	2.51%	1,724,116	54,347	3.15%	1,709,800	65,115	3.81%
Noninterest-bearing demand deposits	78,902	-	-	70,134	-	-	66,258	-	-
Other noninterest-bearing liabilities	21,049	-	-	20,438	-	-	24,389	-	-
Total liabilities	1,771,739	41,897	2.36%	1,814,688	54,347	2.99%	1,800,447	65,115	3.62%
Stockholders’ equity	172,371	-	-	156,743	-	-	129,685	-	-
Total liabilities and equity	$1,944,110	$41,897	2.16%	$1,971,431	$54,347	2.76%	$1,930,132	$65,115	3.37%

Net interest income		$42,967			$38,148			$31,143

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			2.48%			2.14%			1.73%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.62%			2.29%			1.90%

ESB Financial Corporation	16	2010 Annual Report

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

(Dollar amounts in thousands)	2010 vs. 2009			2009 vs. 2008
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$(1,352)	$(4,471)	$(5,823)	$(33)	$(1,707)	$(1,740)
Loans	(617)	(1,187)	(1,804)	1,009	(1,773)	(764)
Cash equivalents	-	(4)	(4)	43	(180)	(137)
FHLB stock	-	-	-	(77)	(1,045)	(1,122)

Total interest-earning assets	(1,969)	(5,662)	(7,631)	942	(4,705)	(3,763)

Interest expense:
Deposits	1,327	(4,853)	(3,526)	1,283	(5,895)	(4,612)
FHLB advances	(4,861)	(3,693)	(8,554)	(5,376)	(1,923)	(7,299)
Repurchase agreements	529	(678)	(149)	2,980	(1,538)	1,442
Other borrowings	(366)	206	(160)	380	(236)	144
Subordinated debt	-	(61)	(61)	(162)	(281)	(443)

Total interest-bearing liabilities	(3,371)	(9,079)	(12,450)	(895)	(9,873)	(10,768)

Net interest income	$1,402	$3,417	$4,819	$1,837	$5,168	$7,005

2010 Results Compared to 2009 Results

General.    The Company reported net income of $14.2 million and $12.0 million for 2010 and 2009, respectively. The $2.2 million, or 18.5%, increase in net income between 2010 and 2009 can primarily be attributed to a decrease in interest expense of $12.5 million as well as an increase in noninterest income of $872,000, partially offset by a decrease in interest income of $7.6 million and increases in provision for loan losses, noninterest expense, provision for income taxes and noncontrolling interest of $492,000, $1.0 million, $1.2 million and $780,000, respectively.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income increased by $4.8 million, or 12.6%, to $43.0 million for 2010, compared to $38.1 million for 2009. This increase in net interest income can be attributed to a decrease in interest expense of $12.5 million, or 22.9%, which was only partially offset by a decrease in interest income of $7.6 million, or 8.3%. The decrease to interest expense reflects a 64 basis point decrease in the cost of interest bearing liabilities to 2.51% for 2010 from 3.15% for 2009.

ESB Financial Corporation	17	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income.    Interest income decreased $7.6 million, or 8.3%, to $84.9 million for 2010, compared to $92.5 million for 2009. This decrease in interest income can be attributed to decreases in interest earned on loans receivable and securities available for sale of $1.8 million and $5.8 million, respectively.

Interest earned on loans receivable decreased $1.8 million, or 4.6%, to $37.5 million for 2010, compared to $39.3 million for 2009. This decrease was attributable to a decrease in the yield on the portfolio to 5.64% at December 31, 2010 as compared to 5.82% at December 31, 2009, as well as a decrease in the average balance of loans outstanding of $10.8 million, or 1.6%, to $671.4 million for the year ended December 31, 2010, as compared to $682.3 million for the year ended December 31, 2009.

Interest earned on securities decreased $5.8 million, or 10.9%, to $47.4 million for 2010 compared to $53.2 million for 2009. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 39 basis points to 4.80% for 2010, compared to 5.19% for 2009, as well as a decrease in the average balance of securities of $28.0 million, or 2.6% to $1.0 billion for the year ended December 31, 2010, as compared to $1.1 billion for the year ended December 31, 2009.

Interest expense.    Interest expense decreased $12.5 million, or 22.9%, to $41.9 million for 2010, compared to $54.3 million for 2009. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $3.5 million, $8.9 million and $61,000, respectively.

Interest incurred on deposits decreased $3.5 million, or 19.8%, to $14.3 million for 2010, compared to $17.8 million for 2009. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 1.57% in 2010 from 2.11% in 2009, partially offset by an increase of $67.0 million, or 7.9%, in the average balance of interest-bearing deposits to $911.4 million for 2010 as compared to $844.4 million for 2009. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $8.9 million, or 26.0%, to $25.2 million for 2010, compared to $34.0 million for 2009. This decrease was primarily attributable to a decrease in the average balance of borrowed funds of $119.4 million, or 14.3%, to $713.9 million for 2010, compared to $833.3 million for 2009, as well as a decrease in the cost of these funds to 3.53% for 2010 compared to 4.08% for 2009. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its policy of laddering the maturities of borrowings up to a five year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2010, the Company replaced approximately $175.0 million of maturing wholesale borrowings at a weighted average rate of 4.98% and an original call/maturity of 3.7 years with borrowings of approximately $80.4 million at a weighted average rate of 2.65% and an average call/maturity of 3.9 years. The restructuring of these borrowings contributed to the overall decline in interest expense for 2010. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

Interest expense on junior subordinated notes decreased $61,000, or 2.4%, to $2.5 million at December 31, 2010. This decrease was due to a decline in the cost of these funds to 5.30% for 2010, compared to 5.43% for 2009.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses increased $492,000 to $1.4 million for the year

ESB Financial Corporation	18	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

ended December 31, 2010 compared to $912,000 in the prior year. These provisions were due in part to an increase in nonperforming loans as well as the normal operations of the Company for 2010. As a result of the provisions for loan losses during 2010 and 2009, the Company’s allowance for loan losses amounted to $6.5 million, or 1.0%, of the Company’s total loan portfolio at December 31, 2010 compared to $6.0 million, or 0.9%, at December 31, 2009. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2010 and December 31, 2009 was 49.78% and 147.58%, respectively. This decrease between the periods is a result of the increase in the balance of the TDR and the non-performing loans.

Noninterest income.    Noninterest income increased $872,000, or 24.3%, to $4.5 million for 2010, compared to $3.6 million for 2009. This increase can be attributed to increases in income from real estate joint ventures of $3.0 million partially offset by decreases in fees and service charges, net gain on sale of loans, the cash surrender value of the bank owned life insurance, net realized gain on securities available for sale and other income of $72,000, $163,000, $182,000, $246,000 and $39,000, respectively. The income was also offset by increases in the net impairment losses on securities and net realized loss on derivatives of $622,000 and $831,000 respectively.

Net realized gain on investments decreased $246,000 as there were no security sales in 2010. Net impairment losses on securities increased $622,000 to reflect a loss of $1.2 million for 2010 compared to a loss of $617,000 for 2009. During 2010 the Company incurred pre-tax impairment charges of approximately $1.2 million, including approximately $810,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions, $212,000 on a private-label mortgage-backed security having a book value of approximately $1.7 million and approximately $217,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related other than temporary impairment (OTTI) on these debt securities recognized in other comprehensive income (OCI) during the period of approximately $600,000.

Additionally, the Company had a loss on derivatives in 2010 of $711,000 compared to gains in 2009 of $120,000 because of market value adjustments to the Company’s interest rate caps.

Income from the cash surrender value of BOLI decreased $182,000, or 20.2%, to $717,000 for 2010, compared to $899,000 for 2009. The BOLI consists of separate account policies backed by separate account assets. These assets re-priced in 2010 during a declining rate environment, which resulted in lower overall yields.

Income from real estate joint ventures increased $3.0 million to a gain of $1.1 million for 2010, compared to a loss of $1.9 million for 2009. Partially offsetting the income recognized for the year was a pre-tax write-down of land acquisition and development costs as well as unit construction costs of approximately $1.6 million at the Company’s joint ventures.

Net gain on sale of loans held for sale decreased $163,000, or 80.3% to $40,000 for the period ended December 31, 2010 from $203,000 at December 31, 2009. During the period, the Company originated loans held for sale of approximately $3.3 million and sold approximately $3.4 million. In comparison, in 2009 the Company originated approximately $18.3 million and sold approximately $18.3 million loans held for sale.

Noninterest expense.    Noninterest expenses increased $1.0 million, or 3.8%, to $27.8 million for 2010, compared to $26.8 million for 2009. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, data processing, advertising and other expenses of $1.2 million, $279,000, $33,000, $34,000 and $180,000, respectively, partially offset by decreases to federal deposit insurance premiums and amortization of intangible assets of $640,000 and $81,000, respectively.

Compensation and employee benefits increased $1.2 million, or 8.3%, to $15.9 million for 2010, compared to $14.7 million in 2009. This increase was related to normal salary adjustments and bonuses between the years of

ESB Financial Corporation	19	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

approximately $679,000 as well as increases to stock option expense, retirement plan expense, employee life and health insurance expenses and various taxes and insurance of $138,000, $178,000, $191,000 and $16,000, respectively.

Premises and equipment expense increased $279,000, or 11.4%, to $2.7 million for 2010 compared to $2.4 million for 2009. This increase is primarily related to a write-down of approximately $154,000 at the Company’s AMSCO subsidiary for a property with significant structural damage, as well as increases, that were part of the normal course of business, in repairs and maintenance, taxes and depreciation to the Company’s other properties.

Federal deposit insurance premiums expense decreased $640,000 to $1.9 million for 2010 compared to $2.5 million for 2009. The decrease relates to a special assessment by the FDIC in the amount of $891,000 in 2009 that did not exist in 2010. This decrease was partially offset by increases to the 2010 quarterly assessments. The Bank’s quarterly assessments increased in 2010 in relation to its growth in deposits.

Amortization of intangible assets decreased $81,000, or 16.4%, to $413,000 for 2010, compared to $494,000 for 2009. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $332,000, $251,000, $170,000, $110,000 and $8,000 for the years 2011, 2012, 2013, 2014 and 2015, respectively.

Provision for income taxes.    The provision for income taxes increased $1.2 million or 49.2%, to $3.6 million for 2010 as compared to $2.4 million in 2009. The effective tax rate for 2010 was 19.9% compared to 16.5% for 2009. This was primarily due to the $3.4 million, or 23.6%, increase in pre-tax income as well as a slight decrease in the percentage of the Company’s tax free income to total income.

Net Income Attributable to the noncontrolling interest.    Minority interest increased $780,000 to income of $433,000 in 2010 as compared to a loss of $347,000 for 2009. This represents the portion of the Company’s profits on the consolidated joint ventures earned by the partners.

2009 Results Compared to 2008 Results

General.    The Company reported net income of $12.0 million and $10.2 million for 2009 and 2008, respectively. The $1.8 million, or 17.6%, increase in net income between 2009 and 2008 can primarily be attributed to a decrease in interest expense, provision for loan losses and net income attributable to the noncontrolling interest of $10.8 million, $494,000 and $556,000, respectively, partially offset by decreases in interest income and noninterest income of $3.8 million and $1.7 million, respectively and increases in noninterest expense and provision for income taxes of $3.7 million and $834,000, respectively.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically and from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income increased by $7.0 million, or 22.5%, to $38.1 million for 2009, compared to $31.1 million for 2008. This increase in net interest income can be attributed to a decrease in interest expense of $10.8 million, or 16.5%, which was only partially offset by a decrease in interest income of $3.8 million, or 3.9%. The decrease to interest expense reflects a 66 basis point decrease in the cost of interest bearing liabilities to 3.15% for 2009 from 3.81% for 2008.

ESB Financial Corporation	20	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income.    Interest income decreased $3.8 million, or 3.9%, to $92.5 million for 2009, compared to $96.3 million for 2008. This decrease in interest income can be attributed to decreases in interest earned on loans receivable, securities available for sale, FHLB stock and cash equivalents of $764,000, $1.7 million, $1.1 million and $137,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold.

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

ESB Financial Corporation	21	2010 Annual Report

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

Noninterest income.    Noninterest income decreased $1.7 million, or 31.9%, to $3.6 million for 2009, compared to $5.3 million for 2008. This decrease can be attributed to decreases in income from real estate joint ventures of $3.0 million and a decrease in the cash surrender value of the bank owned life insurance of $229,000, partially offset by increases in fees and service charges, net gain on sale of loans and other income of $50,000, $201,000 and $202,000, respectively, as well as a decrease in the net realized loss on securities available for sale and derivatives of $485,000 and $616,000, respectively.

Net realized loss on investments decreased $485,000 to reflect an overall loss of $371,000 for 2009 compared to a net loss of $856,000 for 2008. During 2009 the Company incurred pre-tax impairment charges of approximately $617,000, including approximately $551,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions and approximately $66,000 on three of its equity investments in small banks that had experienced a decline in their market value for the last several quarters. These losses were offset by gains of approximately $246,000 on the sale of two of the Company’s equity investments. Additionally, the Company had a gain on derivatives in 2009 of $120,000 compared to losses in 2008 of $616,000 because of market value adjustments to the Company’s interest rate caps.

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

ESB Financial Corporation	22	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Net gain on sale of loans held for sale increased to $203,000 for the period ended December 31, 2009 from $2,000 at December 31, 2008. During the period the Company originated loans held for sale of approximately $18.3 million and sold approximately $18.1 million of loans held for sale.

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

Net Income Attributable to the noncontrolling interest.    Minority interest decreased $556,000 to a loss of $347,000 for 2009 compared to income of $209,000 for 2008. This decrease was directly related to the previously mentioned write-downs at the joint ventures as well as the decrease in income from sales and represents the portion of the Company’s profits on the consolidated joint ventures earned by the partners.

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

ESB Financial Corporation	23	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of off-balance sheet interest rate caps and structured borrowings with imbedded caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2010, the implementation of these asset and liability initiatives resulted in the following: (i) $176.5 million or 23.5% of the Company’s portfolio of mortgage-backed securities were secured by ARMs; (ii) $199.1 million or 30.3% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less and $64.0 million or 18.9% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs, (iii) the weighted average call/maturity of the Company’s FHLB advances and repurchase agreements was 3.8 years and (iv) the Company had $100.0 million in notional amount of interest rate caps and $165.0 million in structured borrowings with $190.0 million in notional amount of imbedded caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2010, the Company’s interest-earning assets maturing or repricing within one year totaled $668.1 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $704.1 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $36.0 million or a negative 1.9% of total assets. At December 31, 2010, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 94.9%. The Company strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets.

ESB Financial Corporation	24	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2010 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$490,500	$177,578	$477,037	$231,573	$366,836	$1,743,524
Total interest-bearing liabilities	529,939	174,194	553,284	250,751	215,704	1,723,872

Maturity or repricing gap during the period	$(39,439)	$3,384	$(76,247)	$(19,178)	$151,132	$19,652

Cumulative gap	$(39,439)	$(36,055)	$(112,302)	$(131,480)	$19,652

Ratio of gap during the period to total assets	(2.06%)	0.18%	(3.98%)	(1.00%)	7.90%

Ratio of cumulative gap to total assets	(2.06%)	(1.88%)	(5.87%)	(6.87%)	1.03%

Total assets						$1,913,867

Historically, the one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

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

ESB Financial Corporation	25	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2010 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2010 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2010 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	2.88%	4.91%	(4.19%)	N/A
Return on average equity - increase (decrease)	5.25%	8.89%	(7.49%)	N/A
Diluted earnings per share - increase (decrease)	5.38%	9.19%	(7.85%)	N/A
EVE - increase (decrease)	(6.14%)	(14.38%)	(16.73%)	N/A

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

ESB Financial Corporation	26	2010 Annual Report

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

Net cash provided by operating activities totaled $24.0 million for the year ended December 31, 2010. Net cash provided by operating activities was primarily comprised of net income of $14.7 million as well as slight variances in other operating activities.

Funds provided by investing activities totaled $46.9 million during the year ended December 31, 2010. Primary sources of funds include principal repayments of loans receivable and securities available for sale of $216.7 million and $268.3 million, respectively, as well as $9.0 million of proceeds from real estate held for investment. Primary uses of funds were $185.1 million of loan origination and purchases and $249.8 million for purchases of securities available for sale and $12.0 million for funding of real estate held for investment.

Funds used by financing activities totaled $51.4 million for the year ended December 31, 2010. The primary uses of funds were for repayments of long and short term borrowings, funding dividends paid and the purchase of treasury stock of $177.1 million, $17.5 million $4.8 million and $1.1 million. Partially offsetting these uses were sources of funds including an increase in deposits and proceeds from long-term borrowings of $68.3 million and $80.4 million, respectively.

At December 31, 2010 the total approved loan commitments outstanding amounted to $5.2 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $83.9 million, the unadvanced portion of construction loans approximated $12.2 million and letters of credit amounted to $14.8 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2010 totaled $410.5 million.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

ESB Financial Corporation	27	2010 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s contractual obligations at December 31, 2010 are as follows:

(Dollar amounts in thousands)		Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations (1)	$697,265	$93,266	$315,363	$161,679	$126,957
Time deposits (1)	231,707	11,317	159,117	57,333	3,940
Operating lease obligations	555	75	150	152	178
Supplemental executive retirement plan	5,325	85	170	170	4,900
Directors’ retirement plan	807	125	262	267	153

Total Contractual Obligations	$935,659	$104,868	$475,062	$219,601	$136,128

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The FDIC has adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis points over those levels to be considered well capitalized. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2010, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and risk-based capital ratios of 8.1% and 15.1%, respectively.

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	28	2010 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2010	2009
Assets
Cash on hand and in banks	$5,632	$5,894
Interest-earning deposits	30,072	10,390
Federal funds sold	3	16

Cash and cash equivalents	35,707	16,300
Securities available for sale; cost of $1,050,712 and $1,071,735	1,077,672	1,106,910
Loans receivable, net of allowance for loan losses of $6,547 and $6,027	640,887	671,387
Loans held for sale	80	201
Accrued interest receivable	9,607	10,312
Federal Home Loan Bank (FHLB) stock	26,097	27,470
Premises and equipment, net	13,882	13,043
Real estate acquired through foreclosure, net	1,083	725
Real estate held for investment	22,293	27,479
Goodwill	41,599	41,599
Intangible assets	895	1,313
Bank owned life insurance	30,098	29,381
Securities receivable	2,173	2,947
Prepaid expenses and other assets	11,794	11,610

Total assets	$1,913,867	$1,960,677

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$1,012,645	$944,347
FHLB advances	290,440	420,422
Repurchase agreements	363,000	343,000
Other borrowings	15,623	19,826
Junior subordinated notes	46,393	46,393
Advance payments by borrowers for taxes and insurance	2,441	2,661
Accounts payable for land development	3,409	4,608
Accrued expenses and other liabilities	12,563	14,668

Total liabilities	1,746,514	1,795,925

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized;
13,805,812 shares issued;
12,033,940 and 12,036,553 shares outstanding	138	138
Additional paid-in capital	102,229	101,571
Treasury stock, at cost; 1,771,872 and 1,769,259 shares	(20,412)	(20,302)
Unearned Employee Stock Ownership Plan (ESOP) shares	-	(814)
Retained earnings	70,605	61,660
Accumulated other comprehensive income, net	15,334	22,658

Total ESB Financial Corporation’s stockholders’ equity	167,894	164,911
Noncontrolling interest	(541)	(159)

Total stockholders’ equity	167,353	164,752

Total liabilities and stockholders’ equity	$1,913,867	$1,960,677

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2010 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2010	2009	2008
Interest income:
Loans receivable	$37,467	$39,271	$40,035
Taxable securities available for sale	41,448	47,804	50,100
Tax-exempt securities available for sale	5,933	5,400	4,844
FHLB stock	-	-	1,122
Interest-earning deposits and federal funds sold	16	20	157

Total interest income	84,864	92,495	96,258

Interest expense:
Deposits	14,270	17,796	22,408
FHLB advances and repurchase agreements	25,168	34,031	39,744
Junior subordinated notes	2,459	2,520	2,963

Total interest expense	41,897	54,347	65,115

Net interest income	42,967	38,148	31,143
Provision for loan losses	1,404	912	1,406

Net interest income after provision for loan losses	41,563	37,236	29,737

Noninterest income:
Fees and service charges	3,894	3,966	3,916
Net gain on sale of loans	40	203	2
Increase of cash surrender value of bank owned life insurance	717	899	1,128
Net realized gain on securities available for sale	-	246	-
Impairment losses on investment securities
Total other-than-temporary impairment losses	(1,839)	(617)	(856)
Portion of loss recognized in other comprehensive income before taxes	600	-	-

Net impairment losses on investment securities	(1,239)	(617)	(856)
Net realized (loss) gain on derivatives	(711)	120	(616)
Income (loss) from real estate joint ventures	1,122	(1,905)	1,102
Other	644	683	601

Total noninterest income	4,467	3,595	5,277

Noninterest expense:
Compensation and employee benefits	15,902	14,678	13,596
Premises and equipment	2,719	2,440	2,520
Federal deposit insurance premiums	1,900	2,540	119
Data processing	2,151	2,118	1,952
Amortization of intangible assets	413	494	601
Advertising	608	574	442
Other	4,120	3,940	3,812

Total noninterest expense	27,813	26,784	23,042

Income before provision for income taxes	18,217	14,047	11,972
Provision for income taxes	3,553	2,382	1,548

Net income before noncontrolling interest	14,664	11,665	10,424
Less: net income (loss) attributable to noncontrolling interest	433	(347)	209

Net income attributable to ESB Financial Corporation	$14,231	$12,012	$10,215

Net income per share:
Basic	$1.19	$1.01	$0.85
Diluted	$1.18	$1.00	$0.84
Cash dividends declared per share	$0.40	$0.40	$0.40
Weighted average shares outstanding	11,987,718	11,944,901	12,044,075
Weighted average shares and share equivalents outstanding	12,069,921	12,031,533	12,124,485

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2010 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Noncontrolling Interest	Total stockholders’ equity

Balance at January 1, 2008	$138	$100,884	$ (16,688)	$(2,571)	$50,818	$ 264	$812	$133,657
Comprehensive results:
Net income	-	-	-	-	10,215	-	209	10,424
Other comprehensive results, net	-	-	-	-	-	5,630	-	5,630
Reclassification adjustment	-	-	-	-	-	565	-	565

Total comprehensive results	-	-	-	-	10,215	6,195	209	16,619
Cash dividends at $0.40 per share	-	-	-	-	(4,783)	-	-	(4,783)
Purchase of treasury stock, at cost (334,273 shares)	-	-	(3,410)	-	-	-	-	(3,410)
Reissuance of treasury stock for stock option exercises (51,285 shares)	-	-	727	-	(461)	-	-	266
Compensation expense on ESOP	-	1	-	899	-	-	-	900
Additional ESOP shares purchased		(76)						(76)
Tax effect of compensatory stock options	-	20	-	-	-	-	-	20
Effect of compensation expense for stock options	-	175	-	-	-	-	-	175
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(340)	(340)
Accrued compensation expense MRP	-	37	-	-	-	-	-	37

Balance at December 31, 2008	138	101,041	(19,371)	(1,672)	55,789	6,459	681	143,065
Comprehensive results:
Net income	-	-	-	-	12,012	-	(347)	11,665
Other comprehensive results, net	-	-	-	-	-	15,954	-	15,954
Reclassification adjustment	-	-	-	-	-	245	-	245

Total comprehensive results	-	-	-	-	12,012	16,199	(347)	27,864
Cash dividends at $0.40 per share	-	-	-	-	(4,766)	-	-	(4,766)
Purchase of treasury stock, at cost (232,151 shares)	-	-	(2,932)	-	-	-	-	(2,932)
Reissuance of treasury stock for stock option exercises (145,628 shares)	-	-	2,001	-	(1,375)	-	-	626
Compensation expense on ESOP	-	234	-	858	-	-	-	1,092
Additional ESOP shares purchased	-	(123)	-	-	-	-	-	(123)
Tax effect of compensatory stock options	-	166	-	-	-	-	-	166
Effect of compensation expense for stock options	-	218	-	-	-	-	-	218
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(493)	(493)
Accrued compensation expense MRP	-	35	-	-	-	-	-	35

Balance at December 31, 2009	138	101,571	(20,302)	(814)	61,660	22,658	(159)	164,752
Comprehensive results:
Net income	-	-	-	-	14,231	-	433	14,664
Other comprehensive results, net	-	-	-	-	-	(8,142)	-	(8,142)
Reclassification adjustment	-	-	-	-	-	818	-	818

Total comprehensive results	-	-	-	-	14,231	(7,324)	433	7,340
Cash dividends at $0.40 per share	-	-	-	-	(4,793)	-	-	(4,793)
Purchase of treasury stock, at cost (80,142 shares)	-	-	(1,143)	-	-	-	-	(1,143)
Reissuance of treasury stock for stock option exercises (77,529 shares)	-	-	1,033	-	(493)	-	-	540
Compensation expense on ESOP	-	383	-	814	-	-	-	1,197
Additional ESOP shares purchased	-	(189)	-	-	-	-	-	(189)
Tax effect of compensatory stock options	-	74	-	-	-	-	-	74
Effect of compensation expense for stock options	-	355	-	-	-	-	-	355
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(815)	(815)
Accrued compensation expense MRP	-	35	-	-	-	-	-	35

Balance at December 31, 2010	$138	$102,229	$(20,412)	$-	$70,605	$15,334	$(541)	$167,353

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	31	2010 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2010	2009	2008
Operating activities:
Net income	$14,664	$11,665	$10,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	1,068	902	946
Provision for loan losses	1,404	912	1,406
Amortization of premiums and accretion of discounts	2,296	2,043	1,681
Origination of loans held for sale	(3,287)	(18,296)	(364)
Proceeds from sale of loans held for sale	3,448	18,298	366
Gain on sale of loans held for sale	(40)	(203)	(2)
Net realized gain on securities available for sale	-	(246)	-
Net impairment losses on investment securities	1,239	617	856
Net realized loss (gain) on derivatives	711	(120)	616
Amortization of intangible assets	413	494	601
Compensation expense on ESOP and MRP	1,232	1,127	937
Compensation expense on stock options	355	218	175
Increase of cash surrender value of bank owned life insurance	(717)	(899)	(1,128)
Decrease (increase) in accrued interest receivable	705	(260)	(413)
Increases in deferred tax asset	(377)	(1,101)	(971)
Decrease (increase) in prepaid FDIC assessment	1,777	(6,310)	-
Decrease (increase) in prepaid expenses and other assets	345	(4,647)	707
(Decrease) increase in accrued expenses and other liabilities	(2,105)	3,767	63
(Gain) loss on sale of real estate acquired through foreclosure	(67)	139	127
Writedown of real estate held for investment	1,573	2,672	303
Other	(668)	(427)	(205)

Net cash provided by operating activities	23,969	10,345	16,125

Investing activities:
Loan originations and purchases	(185,080)	(174,026)	(206,658)
Purchases of:
Securities available for sale	(249,769)	(197,107)	(189,968)
Interest rate cap contracts	(970)	(189)	(774)
FHLB stock	-	-	(7,047)
Premises and equipment	(1,910)	(2,302)	(672)
Principal repayments of:
Loans receivable	216,767	193,668	143,178
Securities available for sale	268,288	209,631	161,144
Proceeds from the sale of:
Securities available for sale	-	992	-
Real estate acquired through foreclosure	1,123	(2)	1,085
Proceeds from bank owned life insurance	-	-	645
Redemption of FHLB stock	1,373	-	11,027
Funding of real estate held for investment	(11,951)	(10,532)	(17,154)
Proceeds from real estate held for investment	8,987	10,262	6,210

Net cash provided by (used in) investing activities	46,858	30,395	(98,984)

Financing activities:
Net increase in deposits	68,298	67,018	34,475
Proceeds from long-term borrowings	80,423	189,093	346,766
Repayments of long-term borrowings	(177,108)	(284,418)	(273,015)
Net decrease in short-term borrowings	(17,500)	(7,935)	(12,451)
Redemption of junior subordinated notes	-	-	(5,155)
Proceeds received from exercise of stock options	614	792	286
Dividends paid	(4,815)	(4,828)	(4,926)
Payments to acquire treasury stock	(1,143)	(2,932)	(3,410)
Stock purchased by ESOP	(189)	(123)	(76)

Net cash (used in) provided by financing activities	(51,420)	(43,333)	82,494

Net increase (decrease) in cash and cash equivalents	19,407	(2,593)	(365)
Cash and cash equivalents at beginning of period	16,300	18,893	19,258

Cash and cash equivalents at end of period	$35,707	$16,300	$18,893

Continued

ESB Financial Corporation	32	2010 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands)

	Year ended December 31,
	2010	2009	2008
Supplemental information:
Interest paid	$42,759	$56,282	$65,163
Income taxes paid	4,316	3,245	2,278

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	1,757	469	81
Transfers between other assets and other liabilities	56	-	-
Originated loans for real estate held for investment	5,378	2,700	6,306
Dividends declared but not paid	1,203	1,204	1,212

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	33	2010 Annual Report

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

AMSCO is engaged in real estate development and construction of 1 - 4 family residential units independently or in conjunction with its joint ventures. The Bank has provided all development and construction financing. The joint ventures which are 51% owned or greater by AMSCO have been included in the consolidated financial statements and are reflected within other noninterest income or expense. The Bank’s loans to AMSCO and related interest have been eliminated in consolidation.

In addition to the elimination of the loans and interest to the joint ventures described above, all other significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. The reclassification had no effect on net income.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2010, the Company was doing business through 24 full service banking branches, one loan production office and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $740,000 and $652,000 during the year 2010 and 2009, respectively.

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s

ESB Financial Corporation	34	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as OCI until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

Management monitors all of the Company’s securities for OTTI on a quarterly basis and determines whether any impairment should be recorded. For a security to be considered for OTTI, its characteristics would have to consist of an accumulation of these factors:

•	Fair value is significantly below cost

•	Decline in fair value is attributable to specific adverse conditions affecting a particular investment, specific conditions in an industry or geographic area

•	Management does not possess both the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value

•	The decline in fair value has existed for an extended period of time

•	Debt security has been downgraded by a rating agency

•	Financial condition of the issuer has deteriorated and the issuer has reduced or eliminated scheduled dividends or interest payments

•	SEC filings – disclosures that would indicate an inability by the issuer to satisfy their obligations

•	Audits – the Company will review the issuer’s audits to determine if they have received going concern audit opinions

•	Other debt of the issuers – the Company will review the market prices of other debt of the issuer to determine if the market loss of an issue is related to credit or interest rate risk.

Management will more closely evaluate the securities that have unrealized losses of 15% or more. If management determines that the declines in value of the security are not temporary, or if management does not have the ability to hold the security until maturity, which is the case with equity securities, then management will record impairment on the security. For equity securities, typically the amount of impairment is the difference between the security’s book value and current fair market value determined by independent market pricing. For debt securities evaluated for impairment, management will determine what portion of the unrealized valuation loss is attributed to projected or known loss of principal, and what portion is attributed to market pricing not reflective of the true value of the security, based on current cash flow analysis. Management will generally record impairment equivalent to the projected or known loss of principal, known as the credit loss. The other portion of the fair market value loss is attributed to market factors and it is management’s opinion that these fair value losses are temporary and not permanent. All impairment is recorded as a loss on securities and is included in the Company’s consolidated statements of operations.

Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

ESB Financial Corporation	35	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

The Company maintains records of the full amount of interest that is owed by the borrowers. A non-accrual loan will generally be placed back on accrual status only when the delinquency is less than 90 days.

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

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of impaired loans is not the same as the definition of nonaccrual loans, although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

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

Allowance for loan losses

Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Commercial loans and commercial real estate loans are reviewed on a regular basis with a focus on larger loans along with loans which have experienced past payment or financial deficiencies. Larger commercial loans and commercial real estate loans which are

ESB Financial Corporation	36	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

60 days or more past due are selected for impairment testing in accordance with GAAP. These loans are analyzed to determine if they are “impaired”, which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. All loans that are delinquent 90 days and are placed on nonaccrual status are classified on an individual basis. Residential loans 60 days past due, which are still accruing interest are classified as substandard as per the Company’s asset classification policy. The remaining loans are evaluated and classified as groups of loans with similar risk characteristics. The Company allocates allowances based on the factors described below, which conform to the Company’s asset classification policy. In reviewing risk within the Bank’s loan portfolio, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) the commercial loan portfolio; (ii) the commercial real estate portfolio; (iii) the consumer loan portfolio; (iv) the residential portfolio. Factors considered in this process included general loan terms, collateral and availability of historical data to support the analysis. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. Certain qualitative factors are then added to the historical loss percentages to get the adjusted factor to be applied to non classified loans. The following qualitative factors are analyzed:

•	Levels of and trends in delinquencies and nonaccruals

•	Trends in volume and terms

•	Changes in lending policies and procedures

•	Volatility of losses within each risk category

•	Loans and Lending staff acquired through acquisition

•	Economic trends

•	Concentrations of credit

•	Experience depth and ability of management

The Company also maintains an unallocated allowance to account for any factors or conditions that may cause a potential loss but are not specifically addressed in the process described above. The Company analyzes its loan portfolio each quarter to determine the appropriateness of its allowance for loan losses.

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

ESB Financial Corporation	37	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Loan Charge-off Policies

Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset when the loan is 180 days past due for open-end loans or 120 days past due for closed-end loans unless the loan is well secured and in the process of collection. All other loans are generally charged down to the net realizable value when the loan is 90 days past due.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. In addition to the allowance for the pooled portfolios, management has developed a separate allowance for loans that are identified as impaired through a TDR. These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. Consumer loans whose terms have been modified in a TDR are also individually analyzed for estimated impairment.

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

Federal Home Loan Bank Stock

The Bank is a member of the FHLB of Pittsburgh and as such, is required to maintain a minimum investment in FHLB stock that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment when necessary. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) the impact of legislative and regulatory changes on the customer base of the FHLB and (d) the liquidity position of the FHLB.

The FHLB has incurred losses in the past two years and has suspended the payment of dividends. The losses are primarily attributable to impairment of investment securities associated with the extreme economic conditions in place over the last two years. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term prospects

ESB Financial Corporation	38	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

for the FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that the FHLB’s regulatory capital ratios have increased from the prior year, liquidity appears adequate, and new shares of FHLB stock continue to exchange hands at the $100 par value.

Premises and Equipment

Land is carried at cost. Premises, furniture and equipment and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2010 and 2009, respectively. The Company evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level were estimated as of October 31, 2010 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $871,000 and $1.3 million at December 31, 2010 and 2009, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total $332,000, $251,000, $170,000, $110,000 and $8,000 for the years 2011, 2012, 2013, 2014 and 2015, respectively.

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $608,000, $574,000, and $442,000 for 2010, 2009, and 2008, respectively.

Mortgage Servicing Assets

At December 31, 2010, the remaining balance and fair value of the servicing asset was $24,000, which is recorded in other assets. Servicing assets are amortized in proportion to and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. During 2010 the Company recovered a portion of the impairment valuation of approximately $9,000. The remaining impairment valuation is $30,000 at December 31, 2010. There was an impairment valuation of $39,000 at December 31, 2009 and $32,000 at December 31, 2008. The amortization taken on the servicing asset for the year ended December 31, 2010 and 2009 was $14,000 and $15,000, respectively. The Company had total loans serviced for others of $14.8 million, $21.6 million and $24.8 million at December 31, 2010, 2009 and 2008, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ESB Financial Corporation	39	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Bank-Owned Life Insurance (BOLI)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increases in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated statements of financial condition and any increases in cash surrender value are recorded as noninterest income on the consolidated statements of operations. In the event of the death of an insured individual under these policies, the Company would receive a death benefit.

Financial Instruments

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments to manage its exposure to various types of interest rate risk. Interest rate swaps and interest rate caps are the primary instruments the Company uses for interest rate risk management. Derivative instruments are recorded at fair value as either part of prepaid expenses and other assets or accrued expenses and other liabilities on the consolidated statements of financial condition. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

The Company formally documents the relationship between the hedging instruments and hedged items, as well as the risk management objective and strategy, before undertaking an accounting hedge. To qualify for hedge accounting, the derivatives and related hedged items must be designated as a hedge at inception of the hedge relationship. For accounting hedge relationships, we formally assess, both at the inception of the hedge and on an ongoing basis, if the derivatives are highly effective in offsetting designated changes in the fair value or cash flows of the hedged item. If it is determined that the derivative instrument is not highly effective, hedge accounting is discontinued.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. To the extent the change in fair value of the derivative does not offset the change in fair value of the hedged item, the difference or ineffectiveness is reflected in earnings in the same financial statement category as the hedged item.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in OCI and subsequently reclassified to earnings when the hedged transaction affects earnings and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

At December 31, 2010 there were ten interest rate cap contracts outstanding with notional amounts totaling $100.0 million. These derivative instruments are not hedged and therefore adjustments to fair value are recorded in current earnings.

During the second and third quarters of fiscal 2009, the Company entered into two interest rate swap contracts to manage its exposure to interest rate risk. These interest rate swap transactions involved the exchange of the Company’s interest payment on $35.0 million in junior subordinated notes which become floating rate notes in 2011 for a fixed rate interest payment without the exchange of the underlying principal

ESB Financial Corporation	40	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

amount. Entering into interest rate derivatives potentially exposes the Company to the risk of counterparties’ failure to fulfill their legal obligations including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Management utilizes the Change in Variable Cash Flows Method to measure hedge ineffectiveness. To the extent that the cumulative change in anticipated cash flows from the hedging derivative offsets from 80% to 125% of the cumulative change in anticipated cash flows from the hedged exposure, the hedged is deemed effective. As of December 31, 2010 the interest rate swaps were deemed to be effective, therefore no amounts were charged to current earnings. The Company also does not expect to reclassify any hedge related amounts from OCI to earnings over the next twelve months.

The pay fixed interest rate swap contracts outstanding at December 31, 2010 are being utilized to hedge $35.0 million in floating rate junior subordinated notes. The interest rate swaps are carried at fair value. Below is a summary of the interest rate swap contracts and the terms at December 31, 2010:

(Dollars in thousands)	Notional Amount	Effective Date	Pay Rate	Receive Rate (*)	Maturity Date	Unrealized Loss
Cash Flow Hedge	$20,000	2/10/2011	4.18%	0.30%	2/10/2018	$1,785
Cash Flow Hedge	15,000	2/10/2011	3.91%	0.30%	2/10/2018	1,072

	$35,000					$2,857

*	Variable receive rate based upon contract rates in effect at December 31, 2010

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation

The Company accounts for stock compensation based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

During the years ended December 31, 2010, 2009 and 2008, the Company recorded $355,000, $218,000, and $175,000, respectively, in compensation expense and tax benefits of $20,000, $20,000 and $22,000, respectively, related to our share-based compensation awards. As of December 31, 2010, there was approximately $40,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2007. That cost is expected to be recognized in 2011. There was approximately $93,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2008. That cost is expected to be recognized over the next two years. There was approximately $190,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2009. That cost is expected to be recognized over the next three years. Finally, there was approximately $472,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2010. That cost is expected to be recognized over the next four years.

The Company has recorded $74,000, $166,000 and $20,000 in excess tax benefits has been classified as financing cash inflows for the years ended December 31, 2010, 2009 and 2008 in the Consolidated Statements of Cash Flows.

ESB Financial Corporation	41	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

	2010	2009	2008
Assumptions
Volatility	38.98%	33.10%	36.29%
Interest Rates	2.16%	2.69%	3.29%
Dividend Yields	2.68%	3.47%	3.88%
Weighted Average Life (in years)	7.2	7.2	6.9

The weighted average fair value of each stock option granted for 2010, 2009 and 2008 was $4.76, $2.70 and $2.78 respectively. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008, was $192,000, $498,000 and $259,000, respectively. The total intrinsic value of in-the-money stock options was $2.7 million, $1.8 million and $1.8 million at the year ended December 31, 2010, 2009 and 2008 respectively. The total intrinsic value of the exercisable stock options was $1.8 million, $1.1 million and $1.4 million at the year ended December 31, 2010, 2009 and 2008, respectively.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)
	2010	2009	2008
Net income	$14,231	$12,012	$10,215
Weighted-average common shares outstanding	11,988	11,945	12,044

Basic earnings per share	$1.19	$1.01	$0.85

Weighted-average common shares outstanding	11,988	11,945	12,044

Common stock equivalents due to effect of stock options	82	87	80

Total weighted-average common shares and equivalents	12,070	12,032	12,124

Diluted earnings per share	$1.18	$1.00	$0.84

The unallocated shares controlled by the ESOP of 74,349 at December 31, 2009, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. The ESOP did not have any unallocated shares at December 31, 2010.

All of the outstanding options were included in the computation of diluted earnings per share for 2010 because the options’ exercise price was less than the average market price of the common shares.

Options to purchase 80,310 shares of common stock at a weighted average exercise price of $15.35 per share expiring November 2013 and 84,040 shares of common stock at a weighted average exercise price

ESB Financial Corporation	42	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

Reclassifications

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation format. These reclassifications had no effect on stockholders’ equity or net income

Effect of Recent Accounting and Regulatory Pronouncements

In January 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The amendments in this update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20, enabling public-entity creditors to provide those disclosures after the FASB clarifies the guidance for determining what constitutes a troubled debt restructuring. The deferral in this update will result in more consistent disclosures about troubled debt restructurings. This amendment does not defer the effective date of the other disclosure requirements in Update 2010-20. In the proposed update for determining what constitutes a troubled debt restructuring, the FASB proposed that the clarifications would be effective for interim and annual periods ending after June 15, 2011. For the new disclosures about troubled debt restructurings in Update 2010-20, those clarifications would be applied retrospectively to the beginning of the fiscal year in which the proposal is adopted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

In December, 2010, the FASB issued ASU No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating impairment may exist. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this update are effective for fiscal year and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. This ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

ESB Financial Corporation	43	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In September, 2010, the FASB issued ASU No. 2010-25, Plan Accounting – Defined Contribution Pension Plans. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010 and did not have a significant impact on the Company’s consolidated financial statements.

In August, 2010, the FASB issued ASU No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This ASU amends various Securities and Exchange Commission (“SEC”) paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies and did not have a significant impact on the Company’s consolidated financial statements.

In August, 2010, the FASB issued ASU No. 2010-22, Technical Corrections to SEC Paragraphs – An announcement made by the staff of the U.S. Securities and Exchange Commission. This ASU amends various SEC paragraphs based on external comments received and the issuance of Staff Accounting Bulletin (“SAB”) 112, which amends or rescinds portions of certain SAB topics and did not have a significant impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU No. 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. This update did not have significant impact on the Company’s consolidated financial statements. The Company has reflected the new disclosures required effective as of December 31, 2010 in footnote 3, Loans Receivable.

In April 2010, FASB issued ASU No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan is a Part of a Pool That is Accounted for as a Single Asset – a consensus of the FASB Emerging Issues Task Force. ASU No. 2010-18 clarifies the treatment for a modified loan that was acquired as part of a pool of assets. Refinancing or restructuring the loan does not make it eligible for removal from the pool, the FASB said. The amendment will be effective for loans that are part of an asset pool and are modified during financial reporting periods ending July 15, 2010 or later. The ASU did not have a significant impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, Derivatives and Hedging. ASU No. 2010-11 provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the imbedded credit derivative scope exception in ASC 815-15-15-8. ASU No. 2010-11 is effective at the beginning of the first fiscal quarter beginning after June 15, 2010 and did not have a significant impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-08, Technical Corrections to Various Topics. ASU No. 2010-08 clarifies guidance on imbedded derivatives and hedging. ASU No. 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

ESB Financial Corporation	44	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU No. 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force. ASU No. 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU No. 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU No. 2010-05, Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation. ASU No. 2010-05 updates existing guidance to address the SEC staff’s views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. ASU No. 2010-05 is effective January 15, 2010. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures and includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company has presented the necessary disclosures in footnote 13 “Fair Value” and is currently evaluating the impact of the remaining disclosures.

In December 2009, the FASB issued ASU No. 2009-16, Accounting for Transfer of Financial Assets. ASU 2009-16 provides guidance to improve the relevance, representational faithfulness and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASU No. 2009-16 is effective for annual periods beginning after November 15, 2009 and for interim periods within those fiscal years. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

ESB Financial Corporation	45	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Company’s securities:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2010:
Trust preferred securities	$46,467	$116	$(7,607)	$38,976
Municipal securities	165,479	2,040	(4,342)	163,177
Equity securities	1,424	434	(8)	1,850
Corporate bonds	118,862	3,800	-	122,662
Mortgage-backed securities
U.S. sponsored entities	706,034	33,752	(1,524)	738,262
Private label	12,446	463	(164)	12,745

Subtotal mortgage-backed securities	718,480	34,215	(1,688)	751,007

Total securities	$1,050,712	$40,605	$(13,645)	$1,077,672

December 31, 2009:
Trust preferred securities	$47,272	$66	$(6,761)	$40,577
Municipal securities	145,642	5,014	(562)	150,094
Equity securities	775	189	(57)	907
Corporate bonds	84,332	4,052	(203)	88,181
Mortgage-backed securities
U.S. sponsored entities	778,278	34,254	(514)	812,018
Private label	15,436	68	(371)	15,133

Subtotal mortgage-backed securities	793,714	34,322	(885)	827,151

Total securities	$1,071,735	$43,643	$(8,468)	$1,106,910

The private-label mortgage backed securities totaled $12.7 million and $15.1 million as of December 31, 2010 and December 31, 2009, respectively and are secured by residential real estate.

During 2010, the Company did not have any security sales, however the Company recorded impairment charges of approximately $810,000 on a $2.5 million collateralized debt obligation (CDO), $212,000 on a private-label mortgage-backed security and approximately $217,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related OTTI on these securities recognized in OCI during the period of approximately $600,000.

The proceeds from the sale of securities as of December 31, 2009 were $992,000. Gross realized gains on sales of securities available for sale were $246,000 in 2009. Impairment charges on available for sale securities of $617,000 were recorded for 2009 on securities that were deemed to be other-than-temporarily impaired. Included in the impairment charges for 2009 was approximately $66,000 on three of the Company’s equity investments in various banks that had experienced a decline in their market value for several quarters and $551,000 on a CDO.

During 2008, the Company did not have any security sales, however the Company recorded impairment charges of $553,000 and $303,000, respectively on a CDO and four of its equity investments in various banks that had experienced a decline in their market value for several quarters.

Included in the $39.0 million of trust preferred securities are standalone trust preferred securities with a fair value of $38.6 million that are investment-grade rated by at least one rating agency. In addition, there was one pooled trust preferred security with a par value of $2.5 million and a fair value of $400,000, that was not investment-grade rated. The Company took an impairment charge of approximately $810,000 on this debt obligation during 2010. This security is a CDO currently comprised of trust preferred securities of 16

ESB Financial Corporation	46	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

financial institutions and has a Moody’s rating of Ca, which is below investment grade. The Company had an independent third party analyze this bond at December 31, 2010 and determined that no additional impairment existed.

Because of the subprime crisis current markets for variable rate corporate trust preferred bonds are illiquid. In order to determine prices of these securities the Company utilizes a discounted cash flow method. This method is described more fully in footnote 12, Fair Value.

The following is a roll forward for the year ended December 31, 2010 of the amounts recognized in earnings related to credit losses on securities which the Company has recorded other-than-temporary impairment charges through earnings and other comprehensive income:

(Dollars in thousands)
Total
January 1, 2010	$-
Credit losses on securities for which other-than-temporary impairment was not previously recognized	1,022
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was previously recognized	-

December 31, 2010	$1,022

At December 31, 2010 and 2009, the Bank did not have any corporate bonds whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009:

As of December 31, 2010

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	10	$37,360	$7,607	10	$37,360	$7,607

Municipal securities	85	67,411	2,750	21	19,773	1,592	106	87,184	4,342

Equity securities	-	-	-	1	130	8	1	130	8

Mortgage-backed securities

U.S. sponsored entities	21	87,741	1,524	-	-	-	21	87,741	1,524

Private label	-	-	-	3	3,914	164	3	3,914	164

Subtotal mortgage-backed securities	21	87,741	1,524	3	3,914	164	24	91,655	1,688

Total	106	$155,152	$4,274	35	$61,177	$9,371	141	$216,329	$13,645

ESB Financial Corporation	47	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

As of December 31, 2009

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	9	$37,608	$6,761	9	$37,608	$6,761

Municipal securities	1	2,222	54	13	16,336	508	14	18,558	562

Equity securities	-	-	-	4	350	57	4	350	57

Corporate bonds	1	2,996	33	1	3,613	170	2	6,609	203

Mortgage-backed securities

U.S. sponsored entities	13	53,402	494	1	2,471	20	14	55,873	514

Private label	-	-	-	4	7,818	371	4	7,818	371

Subtotal mortgage-backed securities	13	53,402	494	5	10,289	391	18	63,691	885

Total	15	$58,620	$581	32	$68,196	$7,887	47	$126,816	$8,468

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an OTTI on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as OTTI losses and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company expects to recover the entire amortized cost basis of the security, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2010, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of impairment in the credit quality of the securities. Additionally, the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis.

The Company reviews investment debt securities on an ongoing basis for the presence of OTTI with formal reviews performed quarterly. Credit–related OTTI losses on individual securities were recognized during 2010 in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in OCI. The credit-related OTTI recognized during 2010 and 2009 was $1.0 million and $551,000, respectively and was related to securities having a book value of $2.3 million at December 31, 2010 and $1.4 million at December 31, 2009. The noncredit-related OTTI was $600,000 and $0 for 2010 and 2009, respectively.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2010, excluding equity securities which have no maturity dates:

(Dollar amounts in thousands)	Available for sale

	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	5.24%	$39,276	$39,865
Due from one year to five years	5.05%	68,296	72,037
Due from five to ten years	4.86%	124,832	130,678
Due after ten years	4.08%	816,884	833,242

	4.28%	$1,049,288	$1,075,822

ESB Financial Corporation	48	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $89.7 million and $80.9 million as of December 31, 2010 and 2009, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(In thousands)	December 31 2010	December 31 2009
Mortgage loans:
Residential real estate
Single family	$314,051	$329,984
Multi family	30,091	37,664
Construction	48,687	45,749

Total residential real estate	392,829	413,397
Commercial real estate
Commercial	82,347	84,409
Construction	9,701	5,360

Total commercial real estate	92,048	89,769

Subtotal mortgage loans	484,877	503,166

Other loans:
Consumer loans
Home equity loans	71,645	73,195
Dealer auto and RV loans	50,781	56,876
Other loans	9,960	10,421

Total consumer loans	132,386	140,492
Commercial business	40,431	43,377

Subtotal other loans	172,817	183,869

Total loans receivable	657,694	687,035
Less:
Allowance for loan losses	6,547	6,027
Deferred loan fees and net discounts	(1,983)	(2,334)
Loans in process	12,243	11,955

Net loans receivable	640,887	671,387
Loans held for sale
Mortgage loans:
Residential - single family	$80	$201

At December 31, 2010 and 2009, the Company conducted its business through 24 offices in Allegheny, Beaver, Butler and Lawrence counties in Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

ESB Financial Corporation	49	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, The Company has segmented certain loans in the portfolio by product type. Loans are segmented into the following pools: commercial business loans, commercial real estate loans, residential real estate loans and consumer loans. The Company sub-segments residential real estate loans into the following three classes: single family, construction and multi-family. Commercial real estate is sub-segmented into commercial and construction classes. The Company also sub-segments the consumer loan portfolio into the following three classes: home equity, dealer automobile and recreational vehicle (RV) and other consumer loans. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. These historical loss percentages are calculated over a three year period for all portfolio segments. Certain qualitative factors are then added to the historical loss percentages to get the adjusted factor to be applied to non classified loans. The following qualitative factors are analyzed for each portfolio segment:

•	Levels of and trends in delinquencies and nonaccruals

•	Trends in volume and terms

•	Changes in lending policies and procedures

•	Volatility of losses within each risk category

•	Loans and Lending staff acquired through acquisition

•	Economic trends

•	Concentrations of credit

•	Experience depth and ability of management

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio. During 2010, the qualitative factors for changes in levels of and trends in delinquencies were increased for residential mortgages, commercial mortgages, dealer automobile & RV loans and commercial loans. Changes in portfolio volumes during 2010 resulted in a reduction to the related factors for residential mortgages, dealer automobile and RV loans and commercial loans. The qualitative factor for changes in lending policies and procedures for commercial loans was reduced during the year due to the liquidation of the Company’s syndicated loan portfolio. During 2010, the qualitative factors for volatility of losses were reduced for consumer loans based upon a reduction in the calculated volatility. The factors related to loans and lending staff acquired through acquisition were reduced for the entire portfolio due to the fact that the Company’s last acquisition became over five years old during the year. Increases in local unemployment rates resulted in an increase in the factors applied for economic trends for all loans except commercial real estate loans.

In terms of the Company’s loan portfolio, the consumer, commercial business and commercial real estate loans are deemed to have more risk than the residential real estate loans in the portfolio. The commercial loans not secured by real estate are highly dependent on the borrowers’ financial condition and are more dependent on economic conditions. The commercial loans secured by real estate are also dependent on economic conditions but generally have stronger forms of collateral. Within the consumer loan portfolio, the dealer auto and RV loans have historically carried more risk than the other segments of the consumer portfolio.

ESB Financial Corporation	50	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Loans by Segment

The total allowance reflects management’s estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Company considers the allowance for loan losses of $6.5 million adequate to cover loan losses inherent in the loan portfolio, at December 31, 2010. The following table presents by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the year ended December 31, 2010:

(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$864	$1,620	$1,093	$2,206	$244	$6,027
Charge-offs	58	168	583	177	-	986
Recoveries	1	-	98	3	-	102
Provision	365	350	464	225	-	1,404
Reallocations	(388)	29	53	316	(10)	-

Ending Balance	$784	$1,831	$1,125	$2,573	$234	$6,547

Ending balance: individually evaluated for impairment	$472	$839	$47	$-	$-	$1,358

Ending balance: collectively evaluated for impairment	$312	$992	$1,078	$2,573	$234	$5,189

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-

Loans Receivable:
Ending Balance	$40,431	$92,048	$132,386	$392,829	$-	$657,694

Ending balance: individually evaluated for impairment	$837	$8,432	$155	$-	$-	$9,424

Ending balance: collectively evaluated for impairment	$39,594	$83,616	$132,231	$392,829	$-	$648,270

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-

ESB Financial Corporation	51	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)
Totals
Balance, January 1, 2008	$5,414
Provision for loan losses	1,406
Charge offs	(996)
Recoveries	182

Balance, December 31, 2008	6,006
Provision for loan losses	912
Charge offs	(1,019)
Recoveries	128

Balance, December 31, 2009	6,027
Provision for loan losses	1,404
Charge offs	(986)
Recoveries	102

Balance, December 31, 2010	$6,547

Credit Quality Information

The following table represents credit exposures by internally assigned grades for year ended December 31, 2010. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard – loans that have a well-defined weakness based on objective evidence and be characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

ESB Financial Corporation	52	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

(Dollar amounts in thousands)
	Residential Real Estate Multi - family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial
Pass	$30,091	$41,302	$71,999	$9,701	$39,483
Special Mention	-	4,876	1,863	-	75
Substandard	-	2,509	8,485	-	403
Doubtful	-	-	-	-	-
Loss	-	-	-	-	470

Ending Balance	$30,091	$48,687	$82,347	$9,701	$40,431

The following table presents performing and nonperforming single family residential and consumer loans based on payment activity for the year ended December 31, 2010. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when they become 90 days delinquent.

(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer
Performing	$311,092	$71,011	$50,563	$9,889
Nonperforming	2,959	634	218	71

Total	$314,051	$71,645	$50,781	$9,960

Nonperforming loans also include certain loans that have been modified in TDRs where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

Non-performing loans, which include non-accrual loans and TDRs, were $13.2 million and $4.1 million at December 31, 2010 and 2009, respectively. The TDRs amounted to $7.5 million and $254,000 at December 31, 2010 and 2009, respectively. The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)
	2010	2009	2008
Interest income that would have been recorded	$1,055	$294	$207
Interest income recognized	781	140	122

Interest income foregone	$274	$154	$85

ESB Financial Corporation	53	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Age Analysis of Past Due Loans Receivable by Class

Following is a table which includes an aging analysis of the investment of past due loans receivable as of December 31, 2010.

(Dollar amounts in thousands)
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$2,440	$879	$2,959	$6,278	$307,773	$314,051	$-
Construction	-	2,431	13	2,444	46,243	48,687	-
Multi-family	-	-	-	-	30,091	30,091	-
Commercial Real Estate
Commercial	133	48	1,106	1,287	81,060	82,347	-
Construction	-	-	-	-	9,701	9,701	-
Consumer
Consumer - home equity	181	58	479	718	70,927	71,645	-
Consumer - dealer auto and RV	872	219	218	1,309	49,472	50,781	-
Consumer - other	48	83	71	202	9,758	9,960	-
Commercial	26	-	837	863	39,568	40,431	-

Total	$3,700	$3,718	$5,683	$13,101	$644,593	$657,694	$-

Impaired Loans

Management considers commercial loans and commercial real estate loans which are 90 days or more past due to be impaired. Larger commercial loans and commercial real estate loans which are 60 days or more past due are selected for impairment testing in accordance with GAAP. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the fair value of the impaired loan is less than the recorded investment in the loan, impairment is recognized through a provision for loan loss estimate or a charge-off to the allowance for loan losses.

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)
	2010	2009	2008
Impaired loans with an allocated allowance	$8,117	$790	$260
Impaired loans without an allocated allowance	1,307	357	363

Total impaired loans	$9,424	$1,147	$623

Allocated allowance on impaired loans	$1,358	$108	$33
Portion of impaired loans on non-accrual	9,424	1,147	623
Average impaired loans	2,224	899	684
Income recognized on impaired loans	656	50	69

The Company collectively reviews all residential real estate and consumer loans for impairment.

ESB Financial Corporation	54	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following table includes the recorded investment and unpaid principal balances for impaired loans receivable as of December 31, 2010 with the associated allowance for loan losses amount, if applicable.

(Dollar amounts in thousands)
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate Commercial real estate	$1,162	$1,269	$-	$732	$57
Commercial business loans	145	192	-	195	4
With an allowance recorded:
Commercial real estate Commercial real estate	7,270	7,270	839	1,198	564
Consumer loans Home equity	155	155	47	24	10
Commercial business loans	692	692	472	75	21
Total:
Commercial Real Estate	8,432	8,539	839	1,930	621
Consumer	155	155	47	24	10
Commercial	837	884	472	270	25

Nonaccrual Loans

Loans are considered nonaccrual upon reaching 90 days delinquency, although the Company may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed in nonaccrual status, previously accrued but unpaid interest is deducted from interest income.

On the following table are the loans receivable on nonaccrual status as of December 31, 2010. The balances are presented by class of loans.

(Dollar amounts in thousands)
Commercial	$837
Commercial Real Estate	8,432
Consumer
Consumer - Home Equity	634
Consumer - Dealer auto and RV	218
Consumer - other	71
Residential	2,959

Total	$13,151

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or approximately 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and redemptions of FHLB stock are made directly with the FHLB at par. In 2008, the FHLB suspended both the payment of dividends and the repurchase of excess capital stock. During the fourth quarter of 2010, the FHLB partially lifted the suspension with a limited repurchase of excess stock. The dividend

ESB Financial Corporation	55	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

4.	Investment Required by Regulation (continued)

suspension remains in effect and no dividends were paid in 2010. This repurchase restriction could result in the Bank’s investment in FHLB stock being greater than 5.0% of its outstanding notes payable to the FHLB.

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2010	2009
Land	$3,236	$3,236
Buildings and improvements	19,177	17,666
Leasehold improvements	762	835
Furniture, fixtures and equipment	8,068	7,996

	31,243	29,733
Less accumulated depreciation and amortization	17,361	16,690

	$13,882	$13,043

Depreciation expense for the years December 31, 2010, 2009 and 2008 was $1.1 million, $902,000 and $946,000, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2019, have approximate aggregate rentals of $75,000, $75,000, $75,000, $77,000, $75,000 and $178,000 for the years ended December 31, 2011, 2012, 2013, 2014, 2015 and thereafter, respectively. Rent expense for the years ended December 31, 2010, 2009 and 2008 was $115,000, $126,000 and $119,000, respectively.

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2010		2009

Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$84,272	8.3%	$68,404	7.2%
NOW account deposits	128,020	12.6%	110,379	11.8%
Money Market deposits	32,759	3.2%	32,256	3.4%
Passbook account deposits	136,730	13.6%	119,556	12.7%
Time deposits	630,864	62.3%	613,752	64.9%

	$1,012,645	100.0%	$944,347	100.0%

Time deposits mature as follows:

Within one year	$410,474	65.1%	$410,882	66.9%
After one year through two years	96,689	15.3%	120,073	19.6%
After two years through three years	62,428	9.9%	43,791	7.1%
After three years through four years	28,949	4.6%	6,953	1.1%
After four years through five years	28,384	4.5%	29,181	4.8%
Thereafter	3,940	0.6%	2,872	0.5%

	$630,864	100.0%	$613,752	100.0%

ESB Financial Corporation	56	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits (continued)

The Company had a total of $198.6 million and $193.7 million in time deposits of $100,000 or more at December 31, 2010 and 2009, respectively.

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2010	2009	2008

NOW account deposits	$454	$296	$796

Money Market deposits	127	122	133

Passbook account deposits	400	343	421

Time deposits	13,289	17,035	21,058

	$14,270	$17,796	$22,408

ESB Financial Corporation	57	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

(Dollar amounts in thousands)	2010		2009
	Weighted average rate	Amount	Weighted average rate	Amount

FHLB advances:
Due within 12 months	2.87%	$71,866	4.61%	$180,400
Due beyond 12 months but within 2 years	2.80%	30,684	2.87%	71,866
Due beyond 2 years but within 3 years	3.62%	72,647	2.80%	30,684
Due beyond 3 years but within 4 years	2.89%	90,066	3.71%	69,027
Due beyond 4 years but within 5 years	3.36%	14,613	3.24%	47,876
Due beyond 5 years	3.63%	10,564	3.86%	20,569

		$290,440		$420,422

Repurchase agreements:
Due within 12 months	1.61%	$38,000	2.02%	$28,000
Due beyond 12 months but within 2 years	3.74%	75,000	2.65%	20,000
Due beyond 2 years but within 3 years	3.30%	130,000	3.74%	75,000
Due beyond 3 years but within 4 years	3.07%	40,000	3.34%	120,000
Due beyond 4 years but within 5 years	4.12%	10,000	2.86%	20,000
Due beyond 5 years	4.42%	70,000	4.38%	80,000

		$363,000		$343,000

Other borrowings:

ESOP borrowings
Due within 12 months	-	-	4.25%	$945

Corporate borrowings
Due within 12 months	6.30%	$1,400	6.30%	$1,400
Due beyond 12 months but within 2 years	6.30%	1,400	6.30%	1,400
Due beyond 2 years but within 3 years	6.30%	1,400	6.30%	1,400
Due beyond 3 years but within 4 years	6.30%	1,400	6.30%	1,400
Due beyond 4 years but within 5 years	6.30%	5,600	6.30%	1,400
Due beyond 5 years	-	-	6.30%	5,600

		$11,200		$12,600

Treasury tax and loan note payable
Due within 12 months	-	$191	-	$135

Borrowings for joint ventures
Due beyond 2 years but within 3 years	3.75%	$4,232	3.75%	$6,146

Junior subordinated notes
Due beyond 5 years	5.44%	$46,393	5.44%	$46,393

Included in the $290.4 million of FHLB advances at December 31, 2010, are $20.0 million in structured advances in which the rate is fixed for four years and after four years on a specified date, the FHLB has the one time right (European Call) to call the advance. If the FHLB does not call these advances on the specified date, the rate remains the same for the remaining term. Should these advances be called, the Company has

ESB Financial Corporation	58	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

the right to pay off the advances without penalty. The Company also has $50.0 million in structured advances with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the advance, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured advance is reduced by the difference between the rate and the strike rate. Additionally, the Company has $20.0 million in putable advances. The Company has the one-time option to terminate these advances on the put date. If the Company does not terminate these advances on the specified date, the rate remains the same for the remaining term.

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2010, the Company had a maximum borrowing capacity with the FHLB of $426.8 million, with $124.9 million available for use.

Included in the $363.0 million of repurchase agreements (REPOs) are $90.0 million in structured REPOs with imbedded caps at various strike rates based on the 3 month LIBOR rate. The terms and conditions of $30.0 million of these structured REPOs are that the rate is fixed for the entire term of the REPO and the terms and conditions of $60.0 million of these structured REPOs are that the rate is fixed for three years and after 3 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining two years. These structured REPOs also include an imbedded cap for the first three year period with a strike rate to the 3 month LIBOR rate. If during the first three years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by the difference between the rate and the strike rate. In addition, the Company has $25.0 million in structured REPOs with double, or $50.0 million notional amount of imbedded caps, at a strike rate of 3.75% based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for five years and after 5 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining five years. These structured REPOs also include a double imbedded cap for the first five year period with a strike rate to the 3 month LIBOR rate. If during the first five years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by two times the difference between the rate and the strike rate. At no point shall the interest rate on these structured REPOs with imbedded caps be less than zero.

Also included in the $363.0 million of REPOs is a $25.0 million structured REPO in which the Company pays a fixed rate of interest. At the reset date and every quarterly period thereafter, the counterparty has the right to terminate the transaction. In addition, the Company has $30.0 million in structured REPOs in which the rate is fixed for four years and after four years on a specified date, the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining term. It has historically been the Company’s position to pay off any borrowings and replace them with fixed rate funding if converted by the counterparty.

The Company enters into sales of securities under agreements to repurchase. Such REPO’s are treated as borrowed funds. The dollar amount of the securities underlying the agreements remains in their respective asset accounts.

REPO’s are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction and the Company maintains control of these securities.

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2010 was $426.7 million with an

ESB Financial Corporation	59	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

amortized cost of $400.8 million. The market value of the securities as of December 31, 2009 was $394.6 million with an amortized cost of $374.0 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the year ended December 31, 2010 and 2009.

As of December 31, 2010 and 2009, the Company had REPO’s with Citigroup of $155.0 million and $165.0 million respectively, Barclays Capital of $70.0 million and $70.0 million, respectively, Credit Suisse of $103.0 million and $103.0 million, respectively, PNC Bank of $5.0 million and $5.0 million, respectively and Morgan Stanley of $30.0 million and $0, respectively.

As of December 31, 2010, the REPO’s with Citigroup had $19.5 million at risk (where the market value of the securities exceeds the borrowing), with a weighted average maturity of 35 months, Barclays Capital had $8.8 million at risk with a weighted average maturity of 46 months, Credit Suisse had $14.8 million at risk with a weighted average maturity of 36 months, PNC Bank had $888,000 at risk with a weighted average maturity of 15 months and Morgan Stanley had $4.0 million at risk with a weighted average maturity of 38 months.

Borrowings under REPO averaged $359.7 million, $344.4 million and $273.3 million during 2010, 2009 and 2008, respectively. The maximum amount outstanding at any month-end was $363.0 million, $366.0 million and $337.5 million during 2010, 2009 and 2008, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate. The treasury tax loan deposit balance was $150,000 and $100,000 at December 31, 2010 and 2009, respectively.

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The preferred securities reset quarterly to equal the three month LIBOR index plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company had no unamortized deferred debt issuance costs associated with the preferred securities at December 31, 2010 and 2009. On July 23, 2008 the Company redeemed $5.0 million of the preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First Tennessee Bank, National Association (“First Tennessee”), with a fixed interest rate of 6.30%. The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008.

ESB Financial Corporation	60	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the three month LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. There were no unamortized deferred debt issuance costs associated with the preferred securities at December 31, 2010 and 2009.

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

ESB Financial Corporation	61	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2010	2009	2008

Current expense:
Federal	$3,951	$3,442	$2,559
State	(21)	41	(40)

	3,930	3,483	2,519
Deferred benefit:
Federal	(394)	(1,026)	(971)
State	17	(75)	-

	$3,553	$2,382	$1,548

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2010	2009	2008

Net loss (gain) on securities available for sale	$2,497	$(8,307)	$(3,166)
Net loss (gain) on fair value adjustment on derivatives	1,043	(72)	-
Net unrecognized pension cost	(63)	33	(26)
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	74	166	20

	$3,551	$(8,180)	$(3,172)

ESB Financial Corporation	62	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2010	2009
Deferred tax assets:
Allowances for losses on loans and real estate owned	$2,238	$2,049
General business credit	897	1,705
Minimum tax credit carry forward	3,880	3,880
Writedown of debt	1,157	725
Real estate acquired through foreclosure, net	99	70
State net operating loss carryover	481	446
Defined benefit plans	296	359
Mortgage servicing rights	2	3
Investment in joint ventures	712	620
Interest rate swaps	971	-
Other	1,461	1,163

Total gross deferred tax assets	12,194	11,020
Less state valuation allowance	188	136

Deferred tax assets after valuation allowance	12,006	10,884

Deferred tax liabilities:
Investment in securities available for sale	9,166	11,960
Interest rate swaps	-	72
Accretion of discounts	59	44
Core deposit intangible	296	437
Purchase price adjustments	131	168
Other	202	193

Gross deferred tax liabilities	9,854	12,874

Net deferred tax asset (liability)	$2,152	$(1,990)

As of December 31, 2010 and 2009, the Company determined that it was not required to establish a valuation allowance for federal deferred tax assets since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $897,000 will be available to reduce future federal income tax up to the year 2030. The alternative minimum tax credit of $3.9 million is available to reduce future regular income taxes over an indefinite period.

A portion of the deferred tax assets relating to state net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005. The state net operating loss carryforward of $3.6 million expires in 2024. This net operating loss was generated by PHSB Financial Corporation in its final tax return. The Company created an additional state deferred tax asset relating to write-downs taken at the Company’s joint venture projects. The Company did establish a partial valuation allowance for this asset

ESB Financial Corporation	63	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

since it is more likely than not that a portion of the deferred tax asset will not be realized through future taxable income. At December 31, 2010 and 2009, the valuation allowance for state deferred tax assets was $188,000 and $136,000, respectively.

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 35% for the year ended December 31, 2010 and of 34% for the years ended December 31, 2009 and 2008 is as follows:

	2010	2009	2008

Tax at statutory rate	35.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(11.6%)	(12.8%)	(13.6%)
State income taxes, net of Federal income tax benefit	(0.1%)	0.2%	(0.2%)
Earnings of BOLI	(1.4%)	(2.1%)	(3.3%)
Other, net	(2.0%)	(2.8%)	(3.7%)

Effective rate	19.9%	16.5%	13.2%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2009 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Guidance is also provided on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations. During 2008, the Internal Revenue Service (IRS) has concluded an audit of the Company’s tax returns for the year ended December 31, 2006 in which there was no change necessary to the Company’s tax liability. The Company’s federal and state income tax returns for taxable years through December 31, 2006 have been closed for purposes of examination by the IRS and the Pennsylvania Department of Revenue.

ESB Financial Corporation	64	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $272,000, $268,000 and $243,000 to the plan during 2010, 2009 and 2008, respectively.

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

The purchase of shares of the Company’s stock by the ESOP is funded by a loan and contributions from the Company, through the Bank. Unreleased ESOP shares collateralize the loan payable and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The Company’s ESOP loan matured in December 2010, the weighted-average interest rate was 4.25%. The Company secured a new loan in February 2011 for $5.0 million, with a weighted-average interest rate of 4.68% and a maturity date of April 2016. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

Dividends received on unallocated ESOP shares during 2010, 2009 and 2008 amounted to $22,305, $53,241 and $85,712, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.1 million for each of the years ended December 31, 2010, 2009 and 2008. The ESOP incurred interest on the loan of $23,000, $81,000 and $130,000, for the years ended December 31, 2010, 2009 and 2008, respectively.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS.

During 2010, 2009 and 2008, the Company recognized compensation expense related to the ESOP of $1.2 million, $1.1 million and $900,000, respectively.

As of December 31, 2010 and 2009, the ESOP held a total of 1,656,868 and 1,652,893 shares, respectively, of the Company’s stock and there were 0 and 74,349 unallocated shares, respectively, with a fair value of $0 and $983,000, respectively. During 2010 and 2009, 74,349 and 78,338 shares were released for allocation, respectively. During 2010, 2009 and 2008, 15,651, 11,662 and 7,878 additional shares were purchased by the Company to be released for allocation at a cost of $189,000, $123,000 and $76,000, respectively. These amounts were included in the Company’s compensation expense related to the ESOP.

ESB Financial Corporation	65	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

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

	2010		2009		2008

	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	810,280	$11.45	891,002	$10.45	948,150	$10.21
Granted	126,630	14.90	124,730	11.54	91,030	10.30
Exercised	(78,189)	9.12	(145,628)	7.15	(51,285)	6.82
Forfeited	(24,400)	8.30	(59,824)	7.26	(96,893)	9.93

Outstanding at end of year	834,321	12.28	810,280	11.45	891,002	10.45

Exercisable at end of year	609,532	$12.10	552,448	$11.75	730,596	$10.47

The following table summarizes certain characteristics of issued stock options as of December 31, 2010:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
2001	21,556	$7.83	0.9
2002	66,310	10.83	1.9
2003	79,680	15.35	2.9
2004	83,410	14.50	3.9
2005	68,850	12.20	4.3
2005	14,590	12.40	4.3
2006	77,543	10.75	5.9
2007	83,138	10.11	6.9
2008	88,454	10.30	7.9
2009	124,160	11.54	8.9
2010	126,630	14.90	9.9

	834,321	$12.28	6.2

Management Recognition Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2010, there were 15,624 shares held in the Management Recognition Plan (MRP) trust.

ESB Financial Corporation	66	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 20,725 shares subsequently vested and 3,280 shares have been forfeited and the remaining 2,625 shares will vest over a scheduled vesting period ending in 2011. The price on the grant date was $12.81 and the fair value of the shares was approximately $403,000.

In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant, 495 shares subsequently vested and the remaining 130 shares will vest over a scheduled vesting period ending in 2011. The price on the grant date was $13.25 and the fair value of the shares was approximately $10,000.

Compensation expense recognized in 2010, 2009 and 2008 was $35,000, $35,000 and $37,000, respectively. The Company is expected to recognize compensation expense of $35,000 for the 2011.

The following is a summary of the changes in the stock for the MRP during the year ended December 31, 2010:

Shares
Nonvested restricted stock as of January 1, 2008	12,875
Granted	-
Vested	(3,600)
Forfeited and expired	(1,000)

Nonvested restricted stock as of December 31, 2008	8,275
Granted	-
Vested	(2,760)
Forfeited	-

Nonvested restricted stock as of December 31, 2009	5,515
Granted	-
Vested	(2,760)
Forfeited	-

Nonvested restricted stock as of December 31, 2010	2,755

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 52,542 shares of common stock to fund its obligation under the excess benefit plan.

ESB Financial Corporation	67	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2010, the participants in the plan had credited service under the SERP ranging from 20 to 32 years.

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of five or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 80%, based on the director’s total years of service. The maximum ratio of 80% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. During 2010, three directors received monthly benefits under the plan.

ESB Financial Corporation	68	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The following table sets forth the obligation and funded status as of December 31:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	December 31,		December 31,
	2010	2009	2010	2009

Change in benefit obligation
Benefit obligation at beginning of year	$880	$865	$2,279	$1,946
Service Cost	25	28	60	49
Interest Cost	45	46	124	105
Amendments	-	-	-	-
Actuarial losses (gains)	11	(8)	(13)	264
Benefits paid	(118)	(51)	(85)	(85)

Benefit obligation at end of year	843	880	2,365	2,279

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-	-
Employer contributions	118	51	85	85
Benefits paid	(118)	(51)	(85)	(85)

Fair value of plan assets at end of year	-	-	-	-

Funded Status	$(843)	$(880)	$(2,365)	$(2,279)

Amounts recognized in accumulated other comprehensive income, net consist of:
Net loss	$25	$18	$307	$353
Prior service cost	79	137	-	-
Transition obligation	-	-	163	190

Total	$104	$155	$470	$543

The accumulated benefit obligation for the director’s retirement plan was $795 and $834 at December 31, 2010 and 2009, respectively and for the SERP were $2.1 million and $1.0 million at December 31, 2010 and 2009, respectively.

ESB Financial Corporation	69	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The components of net periodic benefit cost and other amounts recognized in OCI are as follows:

(Dollar amounts in thousands)	Directors’ Retirement Plan			SERP
	December 31,			December 31,
	2010	2009	2008	2010	2009	2008

Net Periodic Pension Cost
Service cost	$25	$28	$34	$60	$49	$48
Interest cost	45	46	45	124	105	102
Amortization of transition obligation	-	-	-	41	41	65
Amortization of net loss	-	-	-	57	30	-
Amortization of prior service cost	87	87	87	-	-	-

Net periodic pension cost	$157	$161	$166	$282	$225	$215

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income
Net actuarial loss/ (gain)	7	(5)	12	(46)	154	40
Amortization of transition obligation	-	-	-	(27)	(27)	(43)
Amortization of prior service cost	(57)	(57)	(57)	-	-	-

Total recognized in other comprehensive income	$(50)	$(62)	$(45)	$(73)	$127	$(3)

The estimated net loss and prior service cost for the director’s retirement plan and SERP plans that will be amortized from OCI into net periodic benefit cost over the next fiscal year are approximately $57,000 and $63,000, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2010	2009	2010	2009

Discount rate	5.50%	5.50%	5.50%	5.50%
Rate of compensation increase	2.50%	2.50%	4.00%	4.00%

At December 31, 2010, the projected benefit payments for the director’s retirement plan were $125,000, $144,000, $118,000, $150,000, $117,000 and $153,000 for years 2011, 2012, 2013, 2014, 2015 and thereafter, respectively. At December 31, 2010, the projected benefit payments for the SERP were $85,000, $85,000, $85,000, $85,000, $85,000 and $4.9 million for years 2011, 2012, 2013, 2014, 2015 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	70	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Other Comprehensive Income (loss)

The Company has developed the following table which includes the tax effects of the components of other comprehensive (loss) income. Other comprehensive (loss) income consists mainly of net unrealized gain (loss) on securities available for sale and the net fair value adjustment on derivatives. Other comprehensive income and related tax effects for the years ended December 31 consists of:

(Dollar amounts in thousands)	2010	2009	2008
Net income before noncontrolling interest:	$14,664	$11,665	$10,424
Other comprehensive income (loss)—net of tax (benefit) expense
Fair value adjustment on securities available for sale, net of tax (benefit) expense of ($3,010) in 2010, $8,180 in 2009 and $2,875 in 2008	(5,843)	15,878	5,581
Securities losses reclassified into earnings, net of tax expense of $421 in 2010, $126 in 2009 and $291 in 2008	818	245	565
Noncredit related security losses, net of tax benefit of $204 in 2010	(396)	-	-
Pension and postretirement amortization, net of tax expense of $63 in 2010
$54 in 2009 and $52 in 2008	122	104	101
Adjustment to minimum pension liability of the SERP plan, net of tax expense (benefit) of $1 in 2010, ($87) in 2009 and ($26) in 2008.	1	(169)	(52)
Fair value adjustment on derivatives, net of tax (benefit) expense ($1,044) in 2010 and $72 in 2009.	(2,026)	141	-

Other comprehensive (loss) income	(7,324)	16,199	6,195

Comprehensive income	$7,340	$27,864	$16,619

The components of accumulated OCI, net of tax as of year-end were as follows:

(Dollar amounts in thousands)	2010	2009
Net unrealized gain on securities available for sale	$17,794	$23,215
Accumulated (loss) gain on effective cash flow hedging derivatives	(1,886)	141
Net unrecognized pension cost	(574)	(698)

Total	$15,334	$22,658

ESB Financial Corporation	71	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Commitments and Contingencies

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

(Dollar amounts in thousands)	2010	2009
Loans in process and commitments:
Fixed interest rate	$14,472	$16,510
Variable interest rate	14,690	18,152
Lines of credit (unfunded):
Commercial	20,783	22,443
Consumer	51,373	50,061
Letters of credit:
Standby	14,751	18,825
Interest Rate Cap Contracts	100,000	50,000
Interest Rate Swap Contracts	35,000	35,000

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

Level II:

Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

ESB Financial Corporation	72	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following tables present the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2010 and 2009 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	As of December 31, 2010
	Level 1	Level II	Level III	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,615	$37,361	$38,976
Municipal securities	-	163,177	-	163,177
Equity securities	1,850	-	-	1,850
Corporate bonds	-	122,662	-	122,662
Mortgage backed securities
U.S. sponsored entities	-	738,262	-	738,262
Private label	-	12,745	-	12,745

Subtotal mortgage-backed securities	-	751,007	-	751,007

Total securities available for sale	$1,850	$1,038,461	$37,361	$1,077,672

Other Assets
Interest rate swaps	$-	$725	$-	$725

Total other assets	$-	$725	$-	$725

Liabilities:
Other Liabilities
Interest rate caps	$-	$2,857	$-	$2,857

Total other liabilities	$-	$2,857	$-	$2,857

(Dollar amounts in thousands)	As of December 31, 2009
	Level 1	Level II	Level III	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,574	$39,003	$40,577
Municipal securities	-	150,094	-	150,094
Equity securities	907	-	-	907
Corporate bonds	-	88,181	-	88,181
Mortgage backed securities
U.S. sponsored entities	-	812,018	-	812,018
Private label	-	15,133	-	15,133

Subtotal mortgage-backed securities	-	827,151	-	827,151

Total securities available for sale	$907	$1,067,000	$39,003	$1,106,910

Other Assets
Interest rate caps	$-	$466	$-	$466
Interest rate swaps	-	213	-	213

Total other assets	$-	$679	$-	$679

Due to recent uncertainties in the credit markets broadly and the lack of both trading and new issuance of floating rate trust preferred securities, market price indications generally reflect the lack of liquidity in these

ESB Financial Corporation	73	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

markets. Due to this lack of practical quoted prices, fair value for floating rate trust preferred securities has been determined using a discounted cash-flow technique. Cash flows are estimated based upon the contractual terms of each instrument. Market rates have been calculated based upon the five year historical discount margin for these instruments from August 2002 through August 2007, when the market was more liquid. These market rates were then adjusted for credit spreads and liquidity risk given the current markets. Credit spreads are based upon the Moody’s rating for each bond and range from 35 to 100 basis points. Liquidity risk adjustments ranged from 25 to 65 basis points where the securities of the 10 largest banks in the United States are assigned 25 basis points and banks outside of the top 10 were given a higher liquidity risk adjustment. Approximately $18.9 million or 50.6% of the $37.4 million in floating rate trust preferred securities represent investments in two of the four largest banks in the United States.

At December 31, 2010, the Company utilized an independent third party to determine the fair value on its CDO. The third party’s methodology used market-based yield indicators as a baseline to determine an appropriate discount rate, which was adjusted based on the credit and structural analysis of the Company’s CDO.

The following table presents the changes in the Level III fair-value category for the years ended December 31, 2010 and 2009. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

Fair value measurements using significant unobservable inputs (Level III):

	Securites available for sale
	2010	2009
Beginning balance January 1,	$39,003	$38,211
Total net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	14	14
Net realized loss on securities available for sale	(810)	(552)
Included in other comprehensive income (loss)	(846)	1,330
Transfers in and/or out of Level III	-	-
Purchases, issuances, sales and settlements
Purchases	-	-
Issuances	-	-
Sales	-	-
Settlements	-	-

Ending balance, December 31,	$37,361	$39,003

ESB Financial Corporation	74	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following table summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2010 and December 31, 2009, for Level III assets and liabilities that were still held at December 31, 2010 and 2009.

	Securites available for sale
	2010	2009
Interest income on securities	$14	$14
Net realized loss on securities available for sale	(810)	(552)

Total	$(796)	$(538)

The following table presents the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a non-recurring basis as of December 31, 2010 and 2009 by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	As of December 31, 2010
	Level 1	Level II	Level III	Total
Assets:
Impaired Loans	$-	$-	$8,066	$8,066
Loans held for sale	-	80	-	80
Real estate acquired through foreclosure	-	-	1,083	1,083
Servicing assets	-	-	24	24

(Dollar amounts in thousands)	As of December 31, 2009
	Level 1	Level II	Level III	Total
Assets:
Impaired Loans	$-	$-	$1,039	$1,039
Loans held for sale	-	201	-	201
Real estate acquired through foreclosure	-	-	725	725
Servicing assets	-	-	29	29

13.	Financial Instruments

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

Securities receivable – The carrying amount of securities receivable approximates their fair values.

Loans receivable and held for sale – Fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of

ESB Financial Corporation	75	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The carrying amounts of loans held for sale approximate their fair values.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

FHLB stock – FHLB stock is restricted from trading purposes and thus, the carrying value approximates its fair value.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2010 and December 31, 2009 approximated the cash surrender value of the policies at those dates.

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

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

(Dollar amounts in thousands)	2010		2009

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$35,707	$35,707	$16,300	$16,300
Securities	1,077,672	1,077,672	1,106,910	1,106,910
Securities receivable	2,173	2,173	2,947	2,947
Loans receivable and held for sale	640,967	658,989	671,588	690,024
Accrued interest receivable	9,607	9,607	10,312	10,312
FHLB stock	26,097	26,097	27,470	27,470
Bank owned life insurance	30,098	30,098	29,381	29,381
Interest rate cap contracts	725	725	466	466
Interest rate swap contracts	-	-	213	213

Financial liabilities:
Deposits	1,012,645	1,023,877	944,347	954,568
Borrowed funds	669,063	701,969	783,248	808,984
Junior subordinated notes	46,393	19,897	46,393	31,195
Advance payment by borrowers for taxes and insurance	2,441	2,441	2,661	2,661
Accrued interest payable	2,320	2,320	3,182	3,182
Interest rate swap contracts	2,857	2,857	-	-

ESB Financial Corporation	76	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2010, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010 and 2009, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2010, there are no conditions or events since that notification that have changed the categorization.

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

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2010:
Total Capital	$156,046	15.79%	$79,052	8.00%	$98,816	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$149,464	8.11%	$73,680	4.00%	$92,100	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$149,464	15.13%	$39,526	4.00%	$59,289	6.00%
(to Risk Weighted Assets)

As of December 31, 2009:
Total Capital	$147,394	14.79%	$79,741	8.00%	$99,677	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$141,367	7.61%	$74,290	4.00%	$92,863	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$141,367	14.18%	$39,871	4.00%	$59,806	6.00%
(to Risk Weighted Assets)

ESB Financial Corporation	77	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010:
Interest income	$22,122	$21,407	$21,128	$20,207
Interest expense	11,326	10,603	10,164	9,804

Net interest income	10,796	10,804	10,964	10,403
Provision for loan losses	354	200	550	300

Net interest income after provision for loan losses	10,442	10,604	10,414	10,103
Net realized loss on securities available for sale	(309)	(272)	(419)	(239)
Other noninterest income	483	1,857	1,555	1,811
Noninterest expense	6,675	6,713	7,189	7,236

Income before provision for income taxes	3,941	5,476	4,361	4,439
Provision for income taxes	820	1,100	695	938

Net income before noncontrolling interest	3,121	4,376	3,666	3,501
Less: net (loss) income attributable to the noncontrolling interest	(259)	407	201	84

Net income attributable to ESB Financial Corporation	$3,380	$3,969	$3,465	$3,417

Net income per share
Basic	$0.28	$0.33	$0.29	$0.29
Diluted	$0.28	$0.33	$0.29	$0.28
2009:
Interest income	$23,692	$23,202	$22,898	$22,703
Interest expense	14,861	13,917	13,141	12,428

Net interest income	8,831	9,285	9,757	10,275
Provision for loan losses	310	206	236	160

Net interest income after provision for loan losses	8,521	9,079	9,521	10,115
Net realized loss on securities available for sale	-	(7)	(210)	(154)
Other noninterest income (loss)	1,362	2,110	1,531	(1,037)
Noninterest expense	6,249	7,265	6,414	6,856

Income before provision for income taxes	3,634	3,917	4,428	2,068
Provision for income taxes	597	697	848	240

Net income before noncontrolling interest	3,037	3,220	3,580	1,828
Less: net income (loss) attributable to the noncontrolling interest	5	94	74	(520)

Net income attributable to ESB Financial Corporation	$3,032	$3,126	$3,506	$2,348

Net income per share
Basic	$0.25	$0.26	$0.29	$0.20
Diluted	$0.25	$0.26	$0.29	$0.20

ESB Financial Corporation	78	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition
(Dollar amounts in thousands)		2010	2009
Assets:
Interest-earning deposits		$2,647	$3,320
Securities available for sale		32,284	31,310
Equity in net assets of subsidiaries		207,940	205,275
Other assets		5,265	4,697

Total assets		$248,136	$244,602

Liabilities and stockholders’ equity:
Subordinated debt, net		$46,393	$46,393
Accrued expenses and other liabilities		33,849	33,298
Stockholders’ equity		167,894	164,911

Total liabilities and stockholders’ equity		$248,136	$244,602

Condensed Statements of Operations
(Dollar amounts in thousands)	2010	2009	2008
Income:
Equity in undistributed earnings of subsidiaries	$8,024	$6,871	$(3,407)
Dividends from subsidiaries	8,000	7,000	16,500
Management fee income, from subsidiaries	36	24	24
Net realized gain on sale of securities available for sale	-	246	-
Other than temporary impairment losses on securities available for sale	(217)	(66)	(303)
Interest and other income	1,432	833	175

Total income	17,275	14,908	12,989
Expense:
Interest expense, to subsidiary	3,326	3,526	4,017
Compensation and employee benefits	423	290	243
Other	376	336	335

Total expense	4,125	4,152	4,595

Income before benefit from income taxes	13,150	10,756	8,394
Benefit from income taxes	(1,081)	(1,256)	(1,821)

Net income	$14,231	$12,012	$10,215

ESB Financial Corporation	79	2010 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
(Dollar amounts in thousands)	2010	2009	2008

Operating activities:
Net income	$14,231	$12,012	$10,215
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(8,024)	(6,871)	3,407
Net realized gain on securities available for sale	-	(246)	-
Other than temporary impairment losses on securities available for sale	217	66	303
Compensation expense on ESOP and MRP	1,232	1,127	937
Other, net	(1,835)	3,830	(549)

Net cash provided by operating activities	5,821	9,918	14,313

Investing activities:
Purchases of securities	(10,178)	(911)	(184)
Principal repayments of securities	9,217	2,750	388
Proceeds from the sale of securities available for sale	-	992	-

Net cash (used in) provided by investing activities	(961)	2,831	204

Financing activities:
Repayment of loan to subsidiaries	-	(4,150)	(5,100)
Amortization of deferred debt issuance costs	-	-	29
Redemption of junior subordinated notes	-	-	(5,155)
Proceeds from long term borrowings	-	-	5,000
Proceeds received from exercise of stock options	614	792	286
Dividends paid	(4,815)	(4,828)	(4,926)
Payments to acquire treasury stock	(1,143)	(2,932)	(3,410)
Stock purchased by ESOP	(189)	(123)	(76)

Net cash used in financing activities	(5,533)	(11,241)	(13,352)

(Decrease) increase in cash equivalents	(673)	1,508	1,165
Cash equivalents at beginning of period	3,320	1,812	647

Cash equivalents at end of period	$2,647	$3,320	$1,812

ESB Financial Corporation	80	2010 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ESB Financial Corporation management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, ESB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, of ESB Financial Corporation, and our audit report dated March 10, 2011 expresses an unqualified opinion.

Wexford, Pennsylvania

March 10, 2011

ESB Financial Corporation	81	2010 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation (the “Company”) and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011, expressed an unqualified opinion on the effectiveness of ESB Financial Corporation’s internal control over financial reporting.

Wexford, Pennsylvania

March 10, 2011

ESB Financial Corporation	82	2010 Annual Report

Management’s Reports to ESB Financial Corporation Shareholders

Management’s Report on Financial Statements and Practices

ESB Financial Corporation is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.

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

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting and internal control. S.R. Snodgrass, independent registered public accounting firm and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2010, in relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2010, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Charlotte A. Zuschlag

President and Chief Executive Officer

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

March 10, 2011

ESB Financial Corporation	83	2010 Annual Report

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
One North Wacker Drive, 35th Flr
Chicago, IL 60606
Telephone: (800) 525-4313

Number of Stockholders and Shares Outstanding

As of December 31, 2010, there were 2,201 registered stockholders of record and 12,033,940 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

ESB Financial Corporation	84	2010 Annual Report

Stock and Dividend Information (continued)

Stock Price Information and Cash Dividends

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented as well as the quarterly cash dividends. The Company has paid regular quarterly cash dividends since its inception in June 1990:

	Market Price			Dividend Information
	High	Low	Close	Payment Date	Cash Dividends per Share
2010 Quarter Ended
December 31	$17.19	$13.68	$16.24	January 25, 2011	$0.10
September 30	14.65	12.04	13.92	October 25, 2010	0.10
June 30	14.96	12.27	13.05	July 23, 2010	0.10
March 31	14.02	10.75	12.89	April 23, 2010	0.10
2009 Quarter Ended
December 31	$13.96	$10.62	$13.22	January 25, 2010	$0.10
September 30	15.00	12.62	13.39	October 23, 2009	0.10
June 30	15.44	10.08	13.12	July 24, 2009	0.10
March 31	12.38	9.03	10.99	April 24, 2009	0.10

The last sale price of the Company’s common stock was $13.92 as of February 28, 2011.

ESB Financial Corporation	85	2010 Annual Report

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

Performance Graph provided by SNL Financial.

ESB Financial Corporation	86	2010 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 20, 2011, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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
Madison Woods Joint Venture
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
BelleVue Park
MW 42

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	87	2010 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	James P. Wetzel, Jr.
Vice Chairman of the Board	Retired President & CEO - PHSB Financial Corporation
Retired Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag
President & Chief Executive Officer

ESB BANK

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	Ronald W. Owen
Vice Chairman of the Board	Senior Relationship Executive - First American Title Insurance
Retired Director, President & CEO - Ellwood City Hospital	Company

Charlotte A. Zuschlag	Joseph W. Snyder
President & Chief Executive Officer	Sourcing Agent - EQT Corporation

Raymond K. Aiken	Jefrey F. Wall
Retired President & COO - Lockhart Chemical Co.	Business Manager, Penns Valley School District

Joseph D. Belas	James P. Wetzel, Jr.
Retired Director - PHSB Financial Corporation	Retired President & CEO - PHSB Financial Corporation

Johanna C. Guehl
Owner - Law Offices of Johanna C. Guehl
Affiliate - Kathy L. Hess & Associates, CPA’s

ESB Financial Corporation	88	2010 Annual Report

Board of Directors

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Mario J. Manna, Joseph W. Snyder and Raymond K. Aiken. Standing from the left are Johanna C. Guehl, Herbert S. Skuba, Charlotte A. Zuschlag, James P. Wetzel, Jefrey F. Wall, Ronald W. Owen and Joseph D. Belas.

ESB Financial Corporation	89	2010 Annual Report

In Memory.

Lloyd L. Kildoo

1939 - 2010

ESB Financial Corporation	90	2010 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	First Vice Presidents, (continued)
Chairman of the Board	Brian W. Hulme
Charlotte A. Zuschlag	Mary Ann Leonardo
President & Chief Executive Officer	Sally A. Mannarino
Larry Mastrean
Group Senior Vice Presidents	Joseph R. Pollock, III
Charles P. Evanoski - Chief Financial Officer	Pamela K. Zikeli
Frank D. Martz- Operations & Corporate Secretary
Todd F. Palkovich - Lending

Senior Vice Presidents	Vice Presidents
Robert A. Ackerman- Audit, Compliance & Loan Review	Charlotte M. Bolinger
Richard E. Canonge- Treasurer	Thomas E. Campbell
Robert J. Colalella- Marketing	Louis C. Frischkorn
John W. Donaldson II- Lending	Deborah S. Goehring
Teresa Krukenberg- Business Development	Peter J. Greco
Ronald J. Mannarino- Asset/Liability Management	Paul F. Hoyson
Mark A. Platz- Information Technology	Penny K. Koch
Ronald E. Pompeani- Lending	Mary C. Magestro
Marilyn Scripko- Lending & CRA Officer	John J. Mottes
John T. Stunda- Human Resources	Daniel J. Swartz
Bonita L. Wadding- Controller
Assistant Vice Presidents
ESB BANK, ADVISORY BOARD	Theresa M. Adler
Lewis N. Banks	Susan B. Antolic
Retired teacher Blackhawk School District	Kelley J. Avena
Joseph W. DeNardo	Janet S. Barletta
Retired Chief Meteorologist for WTAE-TV	James D. Bish
George C. Dorsch	Matthew N. D’Amico
Retired Engineer -	Amy E. Dicks
Dept. of Transportation, Commonwealth of Pennsylvania	Judy L. Diesing
Dr. Allan Gastfriend	Susan C. Fisher
Retired Dentist	Theresa A. Gerst
Charles W. Hergenroeder	Norene Greer
Partner- Hergenroeder, Rega, Sommer, LLC	Margaret A. Haefele
Watson F. McGaughey, Jr.	Teri L. Huston
Retired President - McGaughey Buses, Inc.	David L. Kramer
Martin L. Miller	Kyle R. Krupa
Consultant - Miller & Sons Chevrolet/Buick	Barbara E. Martinelli
Craig E. Wynn	Beth A. McClymonds
President - Herskowitz and Wynn, P.C.	Kristin E. McKelvey
Marianne L. Mills
ESB BANK	Ann R. Nelson
William B. Salsgiver	Jonathan D. Newell
Chairman of the Board	Madeline Orfitelli
Charlotte A. Zuschlag	Janet H. Orr
President & Chief Executive Officer	Deborah F. Pagley
James P. Perenovich
Group Senior Vice Presidents	Jason Petrella
Charles P. Evanoski	Thomas G. Pfeiffer
Frank D. Martz	Keith R. Poleti
Todd F. Palkovich	Timothy S. Robinson
Cynthia L. Scaramazza
Senior Vice Presidents	Jackie A. Smith
Robert A. Ackerman	Linda Smith
Richard E. Canonge	Kathy A. Smyth
Robert J. Colalella	Sharon L. Speicher
John W. Donaldson II	Karla L. Spinelli
Teresa Krukenberg	Nancy Straley
Ronald J. Mannarino	Volynda Teets
Mark A. Platz	Janice L. Voynik
Ronald E. Pompeani	Alan P. Weber
Marilyn Scripko
John T. Stunda	Assistant Secretaries
Bonita L. Wadding	Linda A. MacMurdo
Dana M. Martz
First Vice Presidents	Robin Scheffler
Deborah A. Allen
Kathleen A. Bender	THF, Inc.
Nancy A. Glitsch	Rocco Abbatangelo - President

ESB Financial Corporation	91	2010 Annual Report

2010 Validations

Not only did ESB Bank receive national recognition, but once again won acclaim at the local level.
Customers in Beaver County, Elwood City and the New Castle areas voted ESB Bank
“Best of the Best in Banking” for 2010.

ESB Bank is a Five Star rated bank by BauerFinancial again in 2010

ESB Bank Branches

ELLWOOD CITY	SHENANGO TWP.	ZELIENOPLE	FRANKLIN TWP.
Phone: 724-758-5584	Phone: 724-654-7781	Phone: 724-452-6500	Phone: 724-752-2500
600 Lawrence Avenue	2731 Ellwood Road	527 South Main Street	1793 Mercer Road
Ellwood City, PA 16117	New Castle, PA 16101	Zelienople, PA 16063	Ellwood City, PA 16117

NESHANNOCK TWP.	AMBRIDGE	ALIQUIPPA	CENTER TWP.
Phone : 724-658-8825	Phone: 724-266-5002	Phone: 724-378-4436	Phone: 724-774-0332
3360 Wilmington Road	506 Merchant Street	2301 Sheffield Road	3531 Brodhead Road
New Castle, PA 16105	Ambridge, PA 15003	Aliquippa, PA 15001	Monaca, PA 15061

TROY HILL	WEXFORD	NORTH SHORE	BEECHVIEW
Phone: 412-231-8238	Phone: 724-934-8989	Phone: 412-231-7297	Phone: 412-344-7211
1706 Lowrie Street	101 Wexford-Bayne Rd.	807 Middle Street	1550 Beechview Ave.
Pittsburgh, PA 15212	Wexford, PA 15090	Pittsburgh, PA 15212	Pittsburgh, PA 15216

BALDWIN	BEAVER	BEAVER FALLS	CHIPPEWA TWP.
Phone: 412-655-8670	Phone: 724-775-1052	Phone: 724-847-4004	Phone: 724-846-6200
5035 Curry Road	701 Corporation Street	1427 Seventh Avenue	2521 Darlington Road
Pittsburgh, PA 15236	Beaver, PA 15009	Beaver Falls, PA 15010	Beaver Falls, PA 15010

HOPEWELL TWP.	NEW BRIGHTON	NORTHERN LIGHTS	BUTLER
Phone: 724-378-0505	Phone: 724-846-4920	Phone: 724-869-2193	Phone: 724-789-0057
2293 Brodhead Road	800 Third Avenue	1555 Beaver Road	831 Evans City Road
Aliquippa, PA 15001	New Brighton, PA 15066	Baden, PA 15005	Renfrew, PA 16053

FOX CHAPEL	COROAPOLIS	SPRING HILL	DARLINGTON
Phone: 412-782-6500	Phone: 412-264-8862	Phone: 412-231-0819	Phone: 724-827-8500
1060 Freeport Road	900 Fifth Avenue	Itin & Rhine Streets	233 Second Street
Pittsburgh, PA 15238	Coraopolis, PA 15108	Pittsburgh, PA 15212	Darlington, PA 16115

Coming Fall 2011 Our Newest Community Office 2630 Rochester Road Cranberry Twp, PA 16066