Form 10-K, Exhibit 13
period 2011-12-31
ESB FINANCIAL CORP
filed 2012-03-15
CIK 872835

Exhibit 13

ESB FINANCIAL CORPORATION

2011 ANNUAL REPORT

ESB Bank

A Subsidiary of ESB Financial Corporation

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

	Consolidated Financial Highlights	2
	Letter to Shareholders	4
	Selected Consolidated Financial Data	6
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

Office Locations	inside back cover

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary, ESB Bank.

ESB Bank is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2011, conducted business through 25 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through ESB Bank.

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

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2011	2010	Change

Total assets	$1,964,791	$1,913,867	3%

Securities available for sale	1,130,116	1,077,672	5%

Loans receivable, net	648,921	640,887	1%

Total deposits	1,156,410	1,012,645	14%

Borrowed funds, including junior subordinated notes	606,960	715,456	(15%)

Stockholders’ equity	179,075	167,353	7%

Net interest income	44,087	42,967	3%

Net income	14,910	14,231	5%

Net income per share (diluted) (1)	$1.02	$0.98	4%

Cash dividends declared per share (1)	$0.38	$0.33	0.14

Return on average assets	0.76%	0.73%	4%

Return on average stockholders’ equity (1)	8.40%	8.26%	2%

(1)	Per share data has been adjusted for the year 2010 to reflect the six-for-five stock split paid on May 16, 2011.

ESB Financial Corporation	2	2011 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	3	2011 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

ESB Financial Corporation delivered remarkable results in 2011 and for a third year in a row reported record earnings. The Company posted earnings of $1.02 per diluted share on net income of $14.9 million for the year ended December 31, 2011, which represents a 4.1% increase in net income per diluted share as compared to earnings of $0.98 per diluted share on net income of $14.2 million for the year ended December 31, 2010.

The past several years have presented a challenging time for the banking industry. Our philosophy has been to manage the interest rate margin without compromising asset quality or future earnings potential while continuing to offer quality products to our customers. We accomplish this philosophy by challenging our employees to actively pursue new customers through commercial, public and personal checking account relationships. The results continue to be outstanding. The overall deposit growth for the year ended December 31, 2011 was $143.8 million or 14.2% when compared to December 31, 2010. Included in the $143.8 million increase is growth of approximately $111.0 million in low cost core deposits.

These results as well as the prior year growth of approximately $51.2 million in core deposits has fueled the improvement to our cost of funds which decreased 39 basis points to 2.00% when compared to 2.39% for the year ended December 31, 2010 and has contributed towards our ability to maintain our net interest margin which increased slightly in 2011 to 2.67% when compared to 2.62% at December 31, 2010. This steadfast policy in managing and growing our interest rate margin has minimized the effect of impairment related charges on securities and joint ventures on our income in 2011. Management will continue to strive to pursue investment and growth opportunities that will provide a sound investment return to our shareholders, such as the recent construction of our 25th office in Cranberry Township, Butler County, which opened in the fourth quarter of 2011.

I am pleased to report that during 2011, the Board of Directors declared its tenth six-for-five stock split of the ESBF common stock. This stock split, combined with our maintaining the current payout of $0.10 per share quarterly cash dividend, effectively increased the cash payout to our stockholders by 20%. I am also pleased to state that with current quarterly cash dividends remaining at $0.10 per share in 2011 our record of paying cash dividends was extended to 86 consecutive quarters. As in previous years, the Board of Directors approved a common stock repurchase program, and for the year, the Company repurchased approximately 356,000 shares with a market value of $4.8 million.

Recognition

In addition to record earnings, 2011 proved to be a very successful year for ESB Financial Corporation in a number of ways. The Company received recognition at both the national and local level, SNL Financial, a nationally recognized financial information firm, ranked ESB Financial Corp. in the top 10 of the 100 largest public thrifts by asset size for the third year in a row and Bauer Financial, which is another organization that evaluates the strength of banking institutions, once again rated ESB Bank 5-stars (out of 5-stars) for superior financial stability. Additional recognition at the national level came by way of KBW Inc. which named ESB Financial Corporation to its “Bank Honor Roll” of superior performers. Only 40 U.S. Banking Institutions received this recognition for successfully navigating the financial crisis and generating a superior ten-year track record.

Not only did the Company receive national recognition, but once again received praise at the local level. The Pittsburgh Business Times again honored ESB Bank as one of the Best Places to Work in Western PA. Customers in Beaver County, Ellwood City and the New Castle areas voted ESB Bank “Best of the Best in Banking” for 2011. Both of these honors have become an almost annual tradition.

ESB Financial Corporation	4	2011 Annual Report

Letter to Shareholders (continued)

Community

At ESB, we believe that we are all responsible for the health and success of our communities. Our involvement extends beyond the bricks and mortar of our buildings into the community, through individual volunteerism and company-wide support for those in need of help. We’re proud of our commitment and service – we just don’t talk the talk of community involvement, we walk the walk.

The Company strongly encourages employees to participate in charitable, community and personal service activities. So much, that a Community Service Program is in place to encourage and recognize those employees actively involved in community organizations and activities. During 2011, 131 ESB Bank employees reported a total of 5,223 community service hours donated to organizations ranging from schools, churches, volunteer fire departments to youth organizations and participation in charitable fundraisers. This equates to approximately 652 eight hour days or 130 forty hour work weeks.

Many of these employees spent paid time volunteering during the regular workday. Each year the top “Shining Stars” are recognized during a Community Service Recognition Luncheon. This luncheon is proudly supported and attended by executive and senior management. You will often see ESB as a sponsor for local athletic sports as well as other artistic, cultural and/or musical events. These include events at our local school districts as well as those put on by or through other community groups. The Company also once again participated in the Educational Improvement Tax Credit Program (EITC). This program provides tax credits to eligible businesses contributing to a Scholarship Organization or an Educational Improvement Organization. In 2011, ESB was able to distribute $70,000 to thirty organizations throughout Western Pennsylvania.

Looking Ahead

2011 can be summarized by: record earnings, growth, awards, recognition and community. The combined hard work of our employees and the strong leadership of our board of directors made this past year the best year at our Company. I want to thank all of those who contributed to our past success and those that will continue to contribute to our future success. I also want to thank you, our shareholders and customers for your continued trust, loyalty and support.

Needless to say, there will be many challenges in 2012 and in future years. Look at the Federal Reserve’s recent announcement, interest rates will remain at current and historical low levels through the end of 2014. Despite this challenge and others that will inevitably turn up, “I am confident and optimistic that we can build on our past success and look ahead to future success”. Much of what we accomplished and the momentum we have will carry over into 2012 and beyond.

Again, I would like to thank all of you, our customers, our shareholders, our employees and our Board of Directors for your dedication to the success of ESB. We invite our shareholders to join us at our annual shareholders’ meeting on Wednesday, April 18, 2012 at 4:00 p.m. at the Connoquenessing Country Club in Ellwood City, Pennsylvania.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	5	2011 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2011	2010	2009	2008	2007

Total assets	$1,964,791	$1,913,867	$1,960,677	$1,974,839	$1,880,235
Securities	1,130,116	1,077,672	1,106,910	1,096,806	1,059,972
Loans receivable, net	648,921	640,887	671,387	691,315	624,251
Deposits	1,156,410	1,012,645	944,347	877,329	842,854
Borrowed funds, including subordinated debt	606,960	715,456	829,641	932,901	876,727
Stockholders’ equity	179,075	167,353	164,752	143,065	133,657
Stockholders’ equity per common share (1)	$12.34	$11.63	$11.42	$9.78	$8.93

	For the year ended December 31,
Operations Data	2011	2010	2009	2008	2007
Net interest income	$44,087	$42,967	$38,148	$31,143	$24,983
Provision for loan losses	1,130	1,404	912	1,406	865

Net interest income after provision for loan losses	42,957	41,563	37,236	29,737	24,118
Noninterest income	4,306	4,467	3,595	5,277	7,216
Noninterest expense	28,062	27,813	26,784	23,042	22,667

Income before income taxes	19,201	18,217	14,047	11,972	8,667
Provision for income taxes	3,380	3,553	2,382	1,548	400

Net income	15,821	14,664	11,665	10,424	8,267
Less: net income (loss) attributable to the noncontrolling interest	911	433	(347)	209	606

Net income	$14,910	$14,231	$12,012	$10,215	$7,661

Net income per common share:
Basic (1)	$1.03	$0.99	$0.84	$0.71	$0.52
Diluted (1)	$1.02	$0.98	$0.83	$0.70	$0.51
	As of or for the year ended December 31,
Other Data	2011	2010	2009	2008	2007
Performance Ratios (for the year ended)
Return on average assets	0.76%	0.73%	0.61%	0.53%	0.40%
Return on average equity	8.40%	8.26%	7.66%	7.88%	5.98%
Average equity to average assets	9.08%	8.87%	7.95%	6.72%	6.74%
Interest rate spread (2)	2.52%	2.48%	2.14%	1.73%	1.38%
Net interest margin (2)	2.67%	2.62%	2.29%	1.90%	1.57%
Efficiency ratio	51.21%	51.58%	57.84%	55.21%	63.88%
Noninterest expense to average assets	1.43%	1.43%	1.36%	1.20%	1.22%
Dividend payout ratio (3)	37.58%	33.90%	40.00%	47.62%	65.57%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	2.00%	2.00%	0.59%	0.35%	0.36%
Non-performing assets to total assets	0.88%	0.75%	0.25%	0.17%	0.23%
Allowance for loan losses to total loans	0.98%	1.00%	0.88%	0.85%	0.85%
Allowance for loan losses to non-performing loans	48.86%	49.78%	147.58%	239.95%	236.21%
Capital Ratios (as of year end)
Stockholders’ equity to assets	9.11%	8.74%	8.40%	7.24%	7.07%
Tangible stockholders’ equity to tangible assets	5.89%	5.76%	5.19%	4.77%	4.78%

(1)	Outstanding shares and per share data have been adjusted for the years 2010, 2009, 2008 and 2007 to reflect the six-for-five stock split paid on May 16, 2011.
(2)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(3)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	6	2011 Annual Report

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

ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. At December 31, 2011, the Bank conducted business through 25 offices in Allegheny, Beaver, Butler and Lawrence Counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company is subject to examination and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve) as a savings and loan holding company. The Bank is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Federal Reserve which governs the reserves required to be maintained against deposits and certain other matters.

During the year ended December 31, 2011, the Company reported net income of $14.9 million, an increase of $679,000, or 4.8%, compared to the year ended December 31, 2010. The income for the year reflects the Company’s sustained effort to manage the net interest margin during this challenging time for the banking industry without compromising asset quality or future earnings potential. The result of this effort is reflected in our earnings, which increased over the prior year, the strong growth to our deposit base and our net interest margin, which increased slightly over 2010. The increase in the net interest margin was driven by a decrease to interest expense of $6.8 million, or 16.1%, partially offset by a decrease in interest income of $5.6 million, or 6.6%. The Company has an ongoing campaign to increase commercial, public and personal checking accounts. The results of which were an increase in low cost core deposits. The Company was able to replace higher priced borrowings with these lower rate deposits therefore contributing to the decline in the cost of funds for the year by 39 basis points to 2.00% at December 31, 2011 from 2.39% at December 31, 2010, which led to a decrease in overall interest expense.

The Company is continuing efforts to improve the net interest margin by employing strategies to further decrease the cost of funds, while attempting to increase the yield from the investment portfolio. The Company employs a strategy of purchasing cash-flowing fixed and variable rate mortgage-backed securities funded by wholesale borrowings, which are comprised of FHLB advances and repurchase agreements.

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

ESB Financial Corporation	7	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

rates and rapidly declining rates as well as a sustained inverted yield curve. During 2011, this wholesale leverage strategy accounted for $4.8 million, of the Company’s tax equivalent net interest income of $47.9 million.

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to five years on the wholesale borrowings; (2) purchasing interest rate caps; (3) providing structure in the investment portfolio in the form of corporate bonds and municipal securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

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

•	changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

ESB Financial Corporation	8	2011 Annual Report

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

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The Company’s most significant accounting policies are presented in Note 1 to the consolidated financial statements and are discussed below. These policies along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the fair value of securities, the allowance for loan losses and the valuation of goodwill, income taxes and intangible assets to be the accounting areas that require the most subjective or complex judgments.

ESB Financial Corporation	9	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company had impairment charges of approximately $78,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions. This charge was in addition to impairment charges of $1.9 million taken on the same security in the prior three years. At December 31, 2011, the Company utilized an independent third party to analyze this bond. Management determined that no additional impairment on the bond existed at December 31, 2011. During this analysis, the value of this security was derived using a discounted cash flow method which is a level three pricing method. Additionally, the Company had impairment charges of approximately $317,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters and impairment charges of approximately $52,000 on a private label mortgage backed security.

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

The allowance for loan losses was $6.5 million allocated as follows at December 31, 2011: residential loans $2.1 million, or 31.7%; commercial real estate $2.5 million, or 38.0%; commercial business loans $384,000, or 5.9%, consumer loans $1.0 million, or 16.0% and an unallocated portion of $551,000, or 8.4%. The allowance for loan losses was $6.5 million at December 31, 2010.

Goodwill and other intangible assets

The guidance in GAAP regarding goodwill and other intangible assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2011, the Company had $554,000 of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

ESB Financial Corporation	10	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. The Company evaluated goodwill by assessing various qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

Income taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on changes in the deferred tax asset or liability from period to period. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company evaluates its deferred tax assets to ensure they are able to be recognized through future taxable income. Should a deficiency exist, the Company would establish valuation allowance for the asset.

Changes in Financial Condition

General.    The Company’s total assets increased $50.9 million, or 2.7%, to $1.96 billion at December 31, 2011 from $1.91 billion at December 31, 2010. This increase was primarily composed of net increases in cash and cash equivalents, securities available for sale, loans receivable, premises and equipment, real estate acquired through foreclosure, and bank owned life insurance of $3.1 million, $52.4 million, $8.0 million, $1.2 million, $2.8 million and $704,000, respectively, partially offset by decreases to loans held for sale, accrued interest receivable, Federal Home Loan Bank (FHLB) stock, real estate held for investment, intangible assets, securities receivable and prepaid expenses and other assets of $80,000, $380,000, $4.8 million, $7.0 million, $341,000, $1.0 million and $3.7 million, respectively.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $39.2 million, or 2.2%, to $1.79 billion at December 31, 2011 compared to $1.75 billion at December 31, 2010 and an increase in total stockholders’ equity of $11.7 million, or 7.0%, to $179.1 million at December 31, 2011 from $167.4 million at December 31, 2010. The increase in total liabilities was primarily due to increases in deposits, advance payments by borrowers for taxes and insurance and accrued expenses and other liabilities of $143.8 million, $78,000 and $4.6 million, partially offset by decreases in FHLB advances, repurchase agreements, other borrowings and accounts payable for land development of $83.1 million, $20.0 million, $5.4 million and $775,000 respectively. The net increase in total stockholders’ equity can be attributed primarily to increases in common stock, additional paid in capital, retained earnings and accumulated other comprehensive income (AOCI) of $25,000, $438,000, $9.6 million and $5.6 million as well as a decrease in treasury stock of $875,000. These items were partially offset by an increase in unearned employee stock ownership plan of $4.2 million.

Cash on hand, Interest-earning deposits and Federal funds sold.    Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $3.1 million, or 8.8%, to $38.8 million at December 31, 2011 from $35.7 million at December 31, 2010. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities.    The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio increased by $52.4 million, or 4.9%, to $1.1 billion at December 31, 2011. During 2011, the Company recorded purchases of available for sale securities of

ESB Financial Corporation	11	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

$302.5 million, consisting of purchases of fixed-rate mortgage backed securities of $191.6 million, adjustable-rate securities of $14.0 million, $12.1 million of municipal bonds, $84.1 million of corporate bonds and $711,000 of equity securities. In addition, the portfolio increased by $11.7 million due to increases in market value. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. Offsetting these increases were sales of $25.4 million, consisting of sales of fixed-rate mortgage backed securities of $24.6 million, adjustable-rate mortgage back securities of $648,000 and common stock of $204,000, resulting in an aggregate net gain of $937,000. In addition, there were repayments and maturities of securities of $234.8 million, premium amortizations of $2.0 million and OTTI losses of $447,000. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized.

Loans receivable.    The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and to a lesser extent commercial and consumer loans. Net loans receivable increased $8.0 million, or 1.3%, to $648.9 million at December 31, 2011 from $640.9 million at December 31, 2010. Included in this increase were increases in mortgage loans and other loans of $6.3 million, or 1.3% and $6.3 million, or 3.7%, respectively, partially offset by increases in the allowance for loan losses, deferred fees and loans in process of approximately $4.6 million, or 27.4%, combined. The increase in net loans receivable is due to several factors, including a decrease of approximately $44.3 million in repayments to $172.4 million in 2011 as compared to $216.8 million in 2010, partially offset by a slight decrease in originations of approximately $3.2 million, to $181.8 million for 2011 as compared to $185.1 million for 2010. The yield on the loan portfolio decreased to 5.47% at December 31, 2011 from 5.64% at December 31, 2010.

Loans held for sale.    Loans held for sale decreased to $0 at December 31, 2011 from $80,000 at December 31, 2010. During the period the Company originated loans held for sale of approximately $325,000 and sold approximately $411,000, with a resulting gain of approximately $6,000.

Non-performing assets.    Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and loans modified in troubled debt restructuring (TDR). Non-performing assets increased to $17.3 million, or 0.88%, of total assets at December 31, 2011 from $14.4 million, or 0.75%, of total assets at December 31, 2010. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDR of $5.6 million, $3.9 million, $69,000 and $7.8 million respectively, at December 31, 2011 and $5.7 million, $1.1 million, $193,000 and $7.5 million, respectively, at December 31, 2010. The increase in non-performing assets was primarily due to an increase in REO as well as an increase in TDR’s.

Accrued interest receivable.    Accrued interest receivable decreased by $380,000, or 4.0%, to $9.2 million at December 31, 2011 as compared to $9.6 million at December 31, 2010. This decrease was primarily a result of decreases in the yields on both the loan and securities portfolios.

FHLB stock.    FHLB stock decreased $4.8 million to $21.3 million at December 31, 2011 compared to $26.1 million at December 31, 2010. The Bank is required to maintain an investment in capital stock of the FHLB of Pittsburgh in an amount not less than 5.0% of its outstanding notes payable to the FHLB of Pittsburgh. In 2008 the FHLB suspended both the payment of dividends and the repurchase of excess capital stock. During the fourth quarter of 2010 the FHLB partially lifted the suspension with a limited repurchase of excess stock. The dividend suspension remains in effect and no dividends were paid in 2011. Recently the FHLB declared a dividend equal to an annual yield of 0.10% on the Company’s average balances during the fourth quarter of 2011. This repurchase restriction could result in the Bank’s investment in FHLB stock being greater than 5.0% of its outstanding notes payable to the FHLB.

ESB Financial Corporation	12	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Premises and equipment.    Premises and equipment increased $1.2 million, or 8.6%, to $15.1 million at December 31, 2011 from $13.9 million at December 31, 2010. This increase was primarily due to construction of the Company’s 25th branch office in Cranberry Twp, PA which was opened in the fourth quarter of 2011.

Real estate held for investment.    The Company’s real estate held for investment decreased $7.0 million, or 31.5%, to $15.3 million at December 31, 2011 from $22.3 million at December 31, 2010. This decrease is the result of sales activity in the joint ventures in which the Company has a 51% ownership as well as write-downs of land acquisition and development costs and unit construction costs of approximately $1.3 million at four of the Company’s joint ventures. For a complete description of the Company’s existing projects see “Item 1. Business –Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Intangible assets.    Intangible assets decreased $341,000, or 38.1%, to $554,000 at December 31, 2011 from $895,000 at December 31, 2010. The decrease primarily resulted from amortization of the core deposit intangible of approximately $332,000. Additionally, the mortgage servicing asset resulting from the loan sale and securitization in 2002 experienced amortization of approximately $15,000 in 2011, partially offset by a $6,000 recovery of the valuation against the servicing asset.

Prepaid expenses and other assets.    Prepaid expenses and other assets decreased by $3.7 million, or 31.3%, to $8.1 million at December 31, 2011 from $11.8 million at December 31, 2010. This decrease is primarily the result of decreases in the prepaid FDIC premium, the fair value of the interest rate cap contracts and the deferred tax asset of $1.2 million, $200,000 and $2.6 million, respectively.

Bank owned life insurance.    Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The cash surrender value of the BOLI as of December 31, 2011 was $30.8 million.

Deposits.    The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $1.2 billion, or 65.6%, of the Company’s total funding sources at December 31, 2011. Total deposits increased $143.8 million, or 14.2%, to $1.2 billion at December 31, 2011 from $1.0 billion at December 31, 2010. For the year, the Company’s interest-bearing demand and savings deposits increased $99.6 million, or 33.5%, time deposits increased $32.8 million, or 5.2% and noninterest-bearing deposits increased $11.4 million, or 13.6%. The increase to core deposits of approximately $111.0 million is primarily due to the Company’s ongoing campaign to increase these types of accounts. The Company continues to be diligent in monitoring the rates being offered by regional banks in the Company’s market area and offering special time deposit rates to remain competitive.

Advance payments by borrowers for taxes and insurance.    Advance payments by borrowers for taxes and insurance increased $78,000, or 3.2%, to $2.5 million at December 31, 2011 from $2.4 million at December 31, 2010 due to the increase in the net loans receivable.

Borrowed funds.    The Company utilizes short and long-term borrowings as another source of funding for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $108.5 million, or 15.2%, to $607.0 million at December 31, 2011 from $715.5 million at December 31, 2010. FHLB advances decreased $83.1 million, or 28.6%, repurchase agreements decreased $20.0 million, or 5.5%, other borrowings decreased $5.4 million, or 34.6%, while junior subordinated notes remained the same at $46.4 million.

Accounts payable for land development.    Accounts payable for land development decreased by $775,000 to $2.6 million at December 31, 2011 from $3.4 million at December 31, 2010. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The decrease is primarily due to ongoing

ESB Financial Corporation	13	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

construction activity at the Company’s existing joint venture projects and that the Company did not begin any new projects in 2011.

Accrued expenses and other liabilities.    Accrued expenses and other liabilities increased $4.6 million, or 36.9%, to $17.2 million at December 31, 2011 from $12.6 million at December 31, 2010. The increase was primarily due to an increase in the deferred tax liability of $2.7 million as well as an increase in the valuation allowance on the interest rate swap contracts, partially offset by decreases in accrued interest and escrow accounts and various liability accounts.

Stockholders’ equity.    Stockholders’ equity increased by $11.7 million, or 7.0%, to $179.1 million at December 31, 2011 from $167.4 million at December 31, 2010. The increase in total stockholders’ equity can be attributed primarily to increases in common stock, additional paid in capital, retained earnings and AOCI of $25,000, $438,000, $9.6 million and $5.6 million, respectively, as well as a decrease in treasury stock of $875,000. These items were partially offset by an increase in unearned employee stock ownership plan of $4.2 million. The increase in AOCI represents temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio.

Results of Operations

General.    The Company reported net income of $14.9 million, $14.2 million and $12.0 million in 2011, 2010 and 2009, respectively.

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

ESB Financial Corporation	14	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	Year ended December 31,
	2011			2010			2009
	Average		Yield /	Average		Yield /	Average		Yield /
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Taxable securities available for sale	$776,765	$31,751	4.09%	$770,176	$35,134	4.56%	$847,578	$43,095	5.08%
Taxable corporate bonds AFS	163,690	6,203	3.79%	147,453	6,314	4.28%	109,089	4,709	4.32%
Tax-exempt securities available for sale	142,729	6,415	6.81%	132,164	5,933	6.80%	121,078	5,400	6.76%

	1,083,184	44,369	4.40%	1,049,793	47,381	4.80%	1,077,745	53,204	5.19%

Mortgage loans	469,358	25,612	5.46%	491,014	27,596	5.62%	489,817	28,438	5.81%
Other loans	150,608	8,170	5.42%	161,185	9,071	5.63%	173,324	10,027	5.79%
Tax-exempt loans	26,487	1,023	5.85%	19,241	800	6.30%	19,124	806	6.38%

	646,453	34,805	5.47%	671,440	37,467	5.64%	682,265	39,271	5.82%

Cash equivalents	40,102	53	0.13%	21,348	16	0.07%	21,529	20	0.09%
FHLB stock	23,304	-	-	27,184	-	-	27,470	-	-

	63,406	53	0.08%	48,532	16	0.03%	48,999	20	0.04%

Total interest-earning assets	1,793,043	79,227	4.63%	1,769,765	84,864	4.99%	1,809,009	92,495	5.29%
Other noninterest-earning assets	163,332	-	-	174,345	-	-	162,422	-	-

Total assets	$1,956,375	$79,227	4.25%	$1,944,110	$84,864	4.54%	$1,971,431	$92,495	4.85%

Interest-bearing liabilities:
Interest-bearing demand deposits	$363,403	$1,032	0.28%	$291,292	$981	0.34%	$255,929	$761	0.30%
Time deposits	646,186	10,922	1.69%	620,155	13,289	2.14%	588,496	17,035	2.89%

	1,009,589	11,954	1.18%	911,447	14,270	1.57%	844,425	17,796	2.11%

FHLB advances	238,779	7,536	3.16%	335,551	11,818	3.52%	459,727	20,372	4.43%
Repurchase agreements	357,583	12,481	3.49%	358,833	12,555	3.50%	344,146	12,704	3.69%
Other borrowings	15,770	736	4.67%	19,564	795	4.06%	29,425	955	3.25%

	612,132	20,753	3.39%	713,948	25,168	3.53%	833,298	34,031	4.08%

Preferred securities - fixed	36,083	2,088	5.79%	36,083	2,111	5.85%	36,083	2,111	5.85%
Preferred securities - adjustable	10,310	345	3.35%	10,310	348	3.38%	10,310	409	3.97%

	46,393	2,433	5.24%	46,393	2,459	5.30%	46,393	2,520	5.43%

Total interest-bearing liabilities	1,668,114	35,140	2.11%	1,671,788	41,897	2.51%	1,724,116	54,347	3.15%
Noninterest-bearing demand deposits	90,585	-	-	78,902	-	-	70,134	-	-
Other noninterest-bearing liabilities	20,130	-	-	21,049	-	-	20,438	-	-

Total liabilities	1,778,829	35,140	1.98%	1,771,739	41,897	2.36%	1,814,688	54,347	2.99%
Stockholders’ equity	177,546	-	-	172,371	-	-	156,743	-	-

Total liabilities and equity	$1,956,375	$35,140	1.80%	$1,944,110	$41,897	2.16%	$1,971,431	$54,347	2.76%

Net interest income		$44,087			$42,967			$38,148

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			2.52%			2.48%			2.14%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.67%			2.62%			2.29%

ESB Financial Corporation	15	2011 Annual Report

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

(Dollar amounts in thousands)	2011 vs. 2010			2010 vs. 2009
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$1,471	$(4,483)	$(3,012)	$(1,352)	$(4,471)	$(5,823)
Loans	(1,369)	(1,293)	(2,662)	(617)	(1,187)	(1,804)
Cash equivalents	20	17	37	-	(4)	(4)
FHLB stock	-	-	-	-	-	-

Total interest-earning assets	122	(5,759)	(5,637)	(1,969)	(5,662)	(7,631)

Interest expense:
Deposits	1,422	(3,738)	(2,316)	1,327	(4,853)	(3,526)
FHLB advances	(3,148)	(1,134)	(4,282)	(4,861)	(3,693)	(8,554)
Repurchase agreements	(44)	(30)	(74)	529	(678)	(149)
Other borrowings	(167)	108	(59)	(366)	206	(160)
Subordinated debt	-	(26)	(26)	-	(61)	(61)

Total interest-bearing liabilities	(1,937)	(4,820)	(6,757)	(3,371)	(9,079)	(12,450)

Net interest income	$2,059	$(939)	$1,120	$1,402	$3,417	$4,819

2011 Results Compared to 2010 Results

General.    The Company reported net income of $14.9 million and $14.2 million for 2011 and 2010, respectively. The $679,000, or 4.8%, increase in net income between 2011 and 2010 can primarily be attributed to decreases in interest expense, provision for loan losses and provision for income taxes of $6.8 million, $274,000 and $173,000, respectively, partially offset by decreases in interest income and noninterest income of $5.6 million and $161,000, respectively and increases in noninterest expense and noncontrolling interest of $249,000 and $478,000, respectively.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income increased by $1.1 million, or 2.6%, to $44.1 million for 2011, compared to $43.0 million for 2010. This increase in net interest income can be attributed to a decrease in interest expense of $6.8 million, or 16.1%, which was only partially offset by a decrease in interest income of $5.6 million, or 6.6%. The decrease to interest expense reflects a 40 basis point decrease in the cost of interest bearing liabilities to 2.11% for 2011 from 2.51% for 2010.

ESB Financial Corporation	16	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest income.    Interest income decreased $5.6 million, or 6.6%, to $79.2 million for 2011, compared to $84.9 million for 2010. This decrease in interest income can be attributed to decreases in interest earned on loans receivable and securities available for sale of $2.7 million and $3.0 million, respectively.

Interest earned on loans receivable decreased $2.7 million, or 7.1%, to $34.8 million for 2011, compared to $37.5 million for 2010. This decrease was attributable to a decrease in the average balance of loan outstanding of $25.0 million, or 3.7%, to $646.5 million for the year ended December 31, 2011, as compared to $671.4 million for the year ended December 31, 2010, as well as a decrease in the yield on the portfolio to 5.47% at December 31, 2011 as compared to 5.64% at December 31, 2010.

Interest earned on securities decreased $3.0 million, or 6.4%, to $44.4 million for 2011 compared to $47.4 million for 2010. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 40 basis points to 4.40% for 2011, compared to 4.80% for 2010, partially offset by an increase in the average balance of securities of $33.4 million, or 3.2% to $1.08 billion for the year ended December 31, 2011, as compared to $1.05 billion for the year ended December 31, 2010.

Interest expense.    Interest expense decreased $6.8 million, or 16.1%, to $35.1 million for 2011, compared to $41.9 million for 2010. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $2.3 million, $4.4 million and $26,000, respectively.

Interest incurred on deposits decreased $2.3 million, or 16.2%, to $12.0 million for 2011, compared to $14.3 million for 2010. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 1.18% in 2011 from 1.57% in 2010, partially offset by an increase of $98.1 million, or 10.8%, in the average balance of interest-bearing deposits to $1.0 billion for 2011 as compared to $911.4 million for 2010. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $4.4 million, or 17.5%, to $20.8 million for 2011, compared to $25.2 million for 2010. This decrease was primarily attributable to a decrease in the average balance of borrowed funds of $101.8 million, or 14.3%, to $612.1 million for 2011, compared to $713.9 million for 2010, as well as a decrease in the cost of these funds to 3.39% for 2011 compared to 3.53% for 2010. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its policy of laddering the maturities of borrowings up to a five year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2011, the Company had approximately $111.9 million of maturing wholesale borrowings at a weighted average rate of 2.82% and an original call/maturity of 2.4 years. The borrowings that matured were replaced with the deposit growth of approximately $143.8 million during the period. The restructuring of these borrowings contributed to the overall decline in interest expense for 2010. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

Interest expense on junior subordinated notes decreased $26,000, or 1.1%, to $2.4 million at December 31, 2011 as compared to $2.5 million for 2010. This decrease was due to a decline in the cost of these funds to 5.24% for 2011, compared to 5.30% for 2010.

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

ESB Financial Corporation	17	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

collectibility of the loan portfolio. The provision for loan losses decreased $274,000 to $1.1 million for the year ended December 31, 2011 compared to $1.4 million for the prior year. These provisions were part of the normal operations of the Company for 2011. As a result of the provisions for loan losses during 2011 and 2010, the Company’s allowance for loan losses amounted to $6.5 million, or 0.98%, of the Company’s total loan portfolio at December 31, 2011 compared to $6.5 million, or 1.0%, at December 31, 2010. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2011 and December 31, 2010 was 48.86% and 49.78%, respectively.

Noninterest income.    Noninterest income decreased $161,000, or 3.6%, to $4.3 million for 2011, compared to $4.5 million for 2010. This decrease can be attributed to an increase in the net realized loss on derivatives of $1.3 million as well as decreases in fees and service charges, net gain on sale of loans, cash surrender value of the bank owned life insurance and income from real estate joint ventures of $370,000, $34,000, $13,000 and $241,000, respectively. Partially offsetting these decreases was a decrease in the impairment losses on securities of $792,000 as well as increases in net realized gain on securities available for sale and other income of $937,000 and $62,000, respectively.

Fees and service charges decreased $370,000, or 9.5%, to $3.5 million for 2011, compared to $3.9 million for 2010. The decrease is primarily due to a decrease in fees on NOW Accounts of $368,000.

Net realized gain on investments increased $937,000 as there were no security sales in 2010. Net impairment losses on securities decreased $792,000 to reflect a loss of $447,000 for 2011 compared to a loss of $1.2 million for 2010. During 2011 the Company incurred pre-tax impairment charges of approximately $447,000, including approximately $78,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions, $52,000 on a private-label mortgage-backed security having a book value of approximately $1.5 million and approximately $317,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related other than temporary impairment (OTTI) on these debt securities recognized in AOCI during 2011 of approximately $548,000.

Additionally, the Company had a loss on derivatives in 2011 of $2.0 million compared to a loss in 2010 of $711,000 because of market value adjustments to the Company’s interest rate caps.

Income from the cash surrender value of BOLI decreased $13,000, or 1.8%, to $704,000 for 2011, compared to $717,000 for 2010. The BOLI consists of separate account policies backed by separate account assets. These assets re-priced in 2011 during a declining rate environment, which resulted in lower overall yields.

Income from real estate joint ventures decreased $241,000, or 21.5%, to $881,000 for 2011 compared to $1.1 million for 2010. Partially offsetting the income recognized for the year was a pre-tax write-down of land acquisition and development costs as well as unit construction costs of approximately $1.3 million at the Company’s joint ventures.

Net gain on sale of loans held for sale decreased $34,000, or 85.0% to $6,000 for the period ended December 31, 2011 from $40,000 at December 31, 2010. During the period, the Company originated loans held for sale of approximately $325,000 and sold approximately $411,000 of loans held for sale. In comparison, in 2010 the Company originated approximately $3.3 million and sold approximately $3.4 million of loans held for sale.

Noninterest expense.    Noninterest expenses increased $249,000, or 0.9%, to $28.1 million for 2011, compared to $27.8 million for 2010. This increase can be primarily attributed to increases in compensation and employee benefits, data processing and advertising and other expenses of $786,000, $161,000, $4,000 and $47,000, respectively, partially offset by decreases to premises and equipment, federal deposit insurance premiums and amortization of intangible assets of $49,000, $619,000 and $81,000, respectively.

ESB Financial Corporation	18	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Compensation and employee benefits increased $786,000, or 5.1%, to $16.3 million for 2011, compared to $15.5 million in 2010. This increase was related to normal salary adjustments and bonuses between the years of approximately $322,000 as well as increases to stock compensation expense, retirement plan expense, employee life and health insurance expenses and various taxes and insurance of $120,000, $98,000, $215,000 and $31,000, respectively.

Premises and equipment expense decreased $49,000, or 1.8%, to $2.7 million for 2011. The Company incurred decreases to expenses that were part of the normal course of business, in repairs and maintenance, taxes and depreciation to the Company’s properties.

Federal deposit insurance premiums expense decreased $619,000, or 32.6%, to $1.3 million for 2011 compared to $1.9 million for 2010. This decrease is primarily due to a decrease in the quarterly assessment rate the Bank is paying to the FDIC.

Data processing expense increased $161,000, or 7.5%, to $2.3 million for 2011 compared to $2.2 million for 2010. This increase is primarily due to increases in data service contracts and data processing service fees of $82,000 and $66,000, respectively as well as an increase in depreciation expense of $18,000.

Amortization of intangible assets decreased $81,000, or 19.6%, to $332,000 for 2011, compared to $413,000 for 2010. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $251,000, $170,000, $110,000 and $8,000 for the years 2012, 2013, 2014 and 2015, respectively.

Provision for income taxes.    The provision for income taxes decreased $173,000, or 4.9%, to $3.4 million for 2011 as compared to $3.6 million in 2010. The effective tax rate for 2011 was 18.5% compared to 19.9% for 2010. This was primarily due to an increase in the percentage of the Company’s tax free income to total income, partially offset by the $506,000, or 2.8%, increase in pre-tax income.

Net Income Attributable to the noncontrolling interest.    Minority interest increased $478,000, or 110.4%, to $911,000 for 2011 as compared to $433,000 for 2010. This represents the portion of the Company’s profits on the consolidated joint ventures earned by its partners.

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

ESB Financial Corporation	19	2011 Annual Report

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

ESB Financial Corporation	20	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses increased $492,000 to $1.4 million for the year ended December 31, 2010 compared to $912,000 in the prior year. These provisions were due in part to an increase in nonperforming loans as well as the normal operations of the Company for 2010. As a result of the provisions for loan losses during 2010 and 2009, the Company’s allowance for loan losses amounted to $6.5 million, or 1.0%, of the Company’s total loan portfolio at December 31, 2010 compared to $6.0 million, or 0.9%, at December 31, 2009. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2010 and December 31, 2009 was 49.78% and 147.58%, respectively. This decrease between the periods is a result of the increase in the balance of the TDR and the non-performing loans.

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

Net realized gain on investments decreased $246,000 as there were no security sales in 2010. Net impairment losses on securities increased $622,000 to reflect a loss of $1.2 million for 2010 compared to a loss of $617,000 for 2009. During 2010 the Company incurred pre-tax impairment charges of approximately $1.2 million, including approximately $810,000 on a $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions, $212,000 on a private-label mortgage-backed security having a book value of approximately $1.7 million and approximately $217,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related OTTI on these debt securities recognized in AOCI during the period of approximately $600,000.

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

ESB Financial Corporation	21	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

approximately $679,000 as well as increases to stock option expense, retirement plan expense, employee life and health insurance expenses and various taxes and insurance of $138,000, $178,000, $191,000 and $16,000, respectively.

Premises and equipment expense increased $279,000, or 11.4%, to $2.7 million for 2010 compared to $2.4 million for 2009. This increase is primarily related to a write-down of approximately $154,000 at the Company’s AMSCO subsidiary for a property with significant structural damage, as well as increases, that were part of the normal course of business, in repairs and maintenance, taxes and depreciation to the Company’s other properties. Federal deposit insurance premiums expense decreased $640,000 to $1.9 million for 2010 compared to $2.5 million for 2009. The decrease relates to a special assessment by the FDIC in the amount of $891,000 in 2009 that did not exist in 2010. This decrease was partially offset by increases to the 2010 quarterly assessments. The Bank’s quarterly assessments increased in 2010 as a result of its growth in deposits.

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

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate mortgage-backed securities, corporate bonds and trust preferred securities (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates

ESB Financial Corporation	22	2011 Annual Report

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

As of December 31, 2011, the implementation of these asset and liability initiatives resulted in the following: (i) $151.5 million or 20.4% of the Company’s portfolio of mortgage-backed securities portfolio, $75.6 million, or 45.9%, of the Company’s corporate bond portfolio and $35.8 million, or 95.3%, of the Company’s trust preferred securities portfolio were secured by ARMs; (ii) $195.5 million or 29.2% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less and $59.0 million or 17.5% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs, (iii) the weighted average call/maturity of the Company’s FHLB advances and repurchase agreements was 4.0 years and (iv) the Company had $200.0 million in notional amount of interest rate caps and $105.0 million in structured borrowings with $130.0 million in notional amount of imbedded caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap (GAP) ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2011, the Company’s interest-earning assets maturing or repricing within one year totaled $708.3 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $702.5 million, providing an excess of interest-earning assets over interest-bearing liabilities of $5.8 million or a positive 0.3% of total assets. At December 31, 2011, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 100.8%. The Company believes that its 0.3% positive GAP is a temporary situation given the historical low rate environment in effect at December 31, 2011. The Company normally strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets and this positive position as of December 31, 2011 is temporary.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2011 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in	Due within	Due within	Due within	Due in
	six months	six months	one to	three to	over
	or less	to one year	three years	five years	five years	Total
Total interest-earning assets	$497,430	$210,832	$437,278	$244,510	$400,734	$1,790,784
Total interest-bearing liabilities	445,551	256,920	637,685	154,723	266,728	1,761,607

Maturity or repricing gap during the period	$51,879	$(46,088)	$(200,407)	$89,787	$134,006	$29,177

Cumulative gap	$51,879	$5,791	$(194,616)	$(104,829)	$29,177

Ratio of gap during the period to total assets	2.64%	(2.35%)	(10.20%)	4.57%	6.82%

Ratio of cumulative gap to total assets	2.64%	0.29%	(9.91%)	(5.34%)	1.48%

Total assets						$1,964,791

ESB Financial Corporation	23	2011 Annual Report

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

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation:    Given a 200 basis point parallel and gradual increase or decrease in market interest rates, the Company strives to maintain the change in net interest income to no more than approximately 10% for a one-year period.

Economic Value of Equity (EVE):    EVE is the net present value of the Company’s existing assets and liabilities. EVE is expressed as a percentage of the value of equity to total assets. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, the Company strives to maintain the EVE increase or decrease to no more than approximately 50% of stockholders equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2011 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2011 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2011 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	3.35%	6.05%	(4.14%)	N/A
Return on average equity - increase (decrease)	6.47%	11.63%	(7.91%)	N/A
Diluted earnings per share - increase (decrease)	6.72%	12.13%	(8.21%)	N/A
EVE - increase (decrease)	0.84%	(9.80%)	(9.24%)	N/A

ESB Financial Corporation	24	2011 Annual Report

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

Net cash provided by operating activities totaled $26.3 million for the year ended December 31, 2011. Net cash provided by operating activities was primarily comprised of net income of $15.8 million as well as slight variances in other operating activities.

Funds used by investing activities totaled $48.6 million during the year ended December 31, 2011. Primary uses of funds were $181.8 million of loan originations, $302.5 million for purchases of securities available for sale and $10.1 million for funding of real estate held for investment. Primary sources of funds include principal repayments of loans receivable and securities available for sale of $172.4 million and $234.8 million, respectively, as well as proceeds from the sale of securities available for sale of $25.4 million, proceeds from the redemption of FHLB stock of $4.8 million and $9.6 million of proceeds from real estate held for investment.

ESB Financial Corporation	25	2011 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Funds provided by financing activities totaled $25.4 million for the year ended December 31, 2011. The primary sources of funds including an increase in deposits and proceeds from long-term borrowings of $143.8 million and $13.8 million, respectively, partially offsetting these sources were uses of funds were for repayments of long and short term borrowings, funding dividends paid and the purchase of treasury stock of $109.6 million, $12.7 million, $5.4 million and $4.8 million.

At December 31, 2011, the total approved loan commitments outstanding amounted to $13.3 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $85.5 million, the unadvanced portion of construction loans approximated $16.7 million and letters of credit amounted to $14.5 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2011 totaled $387.9 million.

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

The Company’s contractual obligations at December 31, 2011 are as follows:

(Dollar amounts in thousands)		Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations (1)	$588,960	$108,084	$320,601	$33,882	$126,393
Time deposits (1)	385,917	110,158	199,752	70,630	5,377
Operating lease obligations	481	75	152	125	129
Supplemental executive retirement plan	5,334	85	170	170	4,909
Directors’ retirement plan	805	129	278	246	152

Total Contractual Obligations	$981,497	$218,531	$520,953	$105,053	$136,960

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The FDIC has adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis points over those levels to be considered well capitalized. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2011, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and tier-one risk-based capital ratios of 7.9% and 14.5%, respectively.

ESB Financial Corporation	26	2011 Annual Report

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	27	2011 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2011	2010
Assets
Cash on hand and in banks	$4,720	$5,632
Interest-earning deposits	34,117	30,072
Federal funds sold	11	3

Cash and cash equivalents	38,848	35,707
Securities available for sale; cost of $1,091,497 and $1,050,712	1,130,116	1,077,672
Loans receivable, net of allowance for loan losses of $6,537 and $6,547	648,921	640,887
Loans held for sale	-	80
Accrued interest receivable	9,227	9,607
Federal Home Loan Bank (FHLB) stock	21,256	26,097
Premises and equipment, net	15,071	13,882
Real estate acquired through foreclosure, net	3,883	1,083
Real estate held for investment	15,268	22,293
Goodwill	41,599	41,599
Intangible assets	554	895
Bank owned life insurance	30,802	30,098
Securities receivable	1,148	2,173
Prepaid expenses and other assets	8,098	11,794

Total assets	$1,964,791	$1,913,867

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$1,156,410	$1,012,645
FHLB advances	207,355	290,440
Repurchase agreements	343,000	363,000
Other borrowings	10,212	15,623
Junior subordinated notes	46,393	46,393
Advance payments by borrowers for taxes and insurance	2,519	2,441
Accounts payable for land development	2,634	3,409
Accrued expenses and other liabilities	17,193	12,563

Total liabilities	1,785,716	1,746,514

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized;none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized;
16,278,045 and 16,212,043 shares issued;
14,600,871 and 14,440,171 shares outstanding	163	138
Additional paid-in capital	102,667	102,229
Treasury stock, at cost; 1,677,174 and 1,771,872 shares	(19,537)	(20,412)
Unearned Employee Stock Ownership Plan (ESOP) shares	(4,184)	-
Retained earnings	80,231	70,605
Accumulated other comprehensive income, net	20,904	15,334

Total ESB Financial Corporation’s stockholders’ equity	180,244	167,894
Noncontrolling interest	(1,169)	(541)

Total stockholders’ equity	179,075	167,353

Total liabilities and stockholders’ equity	$1,964,791	$1,913,867

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	28	2011 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2011	2010	2009
Interest income:
Loans receivable	$34,805	$37,467	$39,271
Taxable securities available for sale	37,954	41,448	47,804
Tax-exempt securities available for sale	6,415	5,933	5,400
Interest-earning deposits and federal funds sold	53	16	20

Total interest income	79,227	84,864	92,495

Interest expense:
Deposits	11,954	14,270	17,796
FHLB advances and repurchase agreements	20,753	25,168	34,031
Junior subordinated notes	2,433	2,459	2,520

Total interest expense	35,140	41,897	54,347

Net interest income	44,087	42,967	38,148
Provision for loan losses	1,130	1,404	912

Net interest income after provision for loan losses	42,957	41,563	37,236

Noninterest income:
Fees and service charges	3,524	3,894	3,966
Net gain on sale of loans	6	40	203
Increase of cash surrender value of bank owned life insurance	704	717	899
Net realized gain on securities available for sale	937	-	246
Impairment losses on investment securities
Total other-than-temporary impairment losses	(995)	(1,839)	(617)
Portion of loss recognized in other comprehensive income before taxes	548	600	-

Net impairment losses on investment securities	(447)	(1,239)	(617)
Net realized (loss) gain on derivatives	(2,005)	(711)	120
Income (loss) from real estate joint ventures	881	1,122	(1,905)
Other	706	644	683

Total noninterest income	4,306	4,467	3,595

Noninterest expense:
Compensation and employee benefits	16,327	15,541	14,343
Premises and equipment	2,670	2,719	2,440
Federal deposit insurance premiums	1,281	1,900	2,540
Data processing	2,312	2,151	2,118
Amortization of intangible assets	332	413	494
Advertising	612	608	574
Other	4,528	4,481	4,275

Total noninterest expense	28,062	27,813	26,784

Income before provision for income taxes	19,201	18,217	14,047
Provision for income taxes	3,380	3,553	2,382

Net income before noncontrolling interest	15,821	14,664	11,665
Less: net income (loss) attributable to noncontrolling interest	911	433	(347)

Net income attributable to ESB Financial Corporation	$14,910	$14,231	$12,012

Net income per share:
Basic (1)	$1.03	$0.99	$0.84
Diluted (1)	$1.02	$0.98	$0.83
Cash dividends declared per share (1)	$0.38	$0.33	$0.33
Weighted average shares outstanding (1)	14,438,543	14,385,262	14,333,881
Weighted average shares and share equivalents outstanding (1)	14,555,150	14,483,905	14,437,840

(1)	Outstanding shares and per share data have been adjusted for years 2010 and 2009 to reflect a six-for five stock split paid on May 16, 2011.

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2011 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Noncontrolling Interest	Total stockholders’ equity
Balance at January 1, 2009	$ 138	$ 101,041	$ (19,371)	$ (1,672)	$ 55,789	$ 6,459	$ 681	$ 143,065
Comprehensive results:
Net income	-	-	-	-	12,012	-	(347)	11,665
Other comprehensive results, net	-	-	-	-	-	15,954	-	15,954
Reclassification adjustment	-	-	-	-	-	245	-	245

Total comprehensive results	-	-	-	-	12,012	16,199	(347)	27,864
Cash dividends at $0.33 per share	-	-	-	-	(4,766)	-	-	(4,766)
Purchase of treasury stock, at cost (232,151 shares)	-	-	(2,932)	-	-	-	-	(2,932)
Reissuance of treasury stock for stock option exercises (145,628 shares)	-	-	2,001	-	(1,375)	-	-	626
Compensation expense on ESOP	-	234	-	858	-	-	-	1,092
Additional ESOP shares purchased	-	(123)	-	-	-	-	-	(123)
Tax effect of compensatory stock options	-	166	-	-	-	-	-	166
Effect of compensation expense for stock options	-	218	-	-	-	-	-	218
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(493)	(493)
Accrued compensation expense MRP	-	35	-	-	-	-	-	35

Balance at December 31, 2009	138	101,571	(20,302)	(814)	61,660	22,658	(159)	164,752
Comprehensive results:
Net income	-	-	-	-	14,231	-	433	14,664
Other comprehensive results, net	-	-	-	-	-	(8,142)	-	(8,142)
Reclassification adjustment	-	-	-	-	-	818	-	818

Total comprehensive results	-	-	-	-	14,231	(7,324)	433	7,340
Cash dividends at $0.33 per share	-	-	-	-	(4,793)	-	-	(4,793)
Purchase of treasury stock, at cost (80,142 shares)	-	-	(1,143)	-	-	-	-	(1,143)
Reissuance of treasury stock for stock option exercises (77,529 shares)	-	-	1,033	-	(493)	-	-	540
Compensation expense on ESOP	-	383	-	814	-	-	-	1,197
Additional ESOP shares purchased	-	(189)	-	-	-	-	-	(189)
Tax effect of compensatory stock options	-	74	-	-	-	-	-	74
Effect of compensation expense for stock options	-	355	-	-	-	-	-	355
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(815)	(815)
Accrued compensation expense MRP	-	35	-	-	-	-	-	35

Balance at December 31, 2010	138	102,229	(20,412)	-	70,605	15,334	(541)	167,353
Comprehensive results:
Net income	-	-	-	-	14,910	-	911	15,821
Other comprehensive results, net	-	-	-	-	-	5,889	-	5,889
Reclassification adjustment	-	-	-	-	-	(319)	-	(319)

Total comprehensive results	-	-	-	-	14,910	5,570	911	21,391
Cash dividends at $0.38 per share	-	-	-	-	(5,521)	-	-	(5,521)
Six for five stock split, payment in lieu of fractional shares	25	(33)	-	-	-	-	-	(8)
Purchase of treasury stock, at cost (355,580 shares)	-	-	(4,754)	-	-	-	-	(4,754)
Reissuance of treasury stock for stock option exercises (121,979 shares)	-	-	1,389	-	(612)	-	-	777
Compensation expense on ESOP	-	493		816	-	-	-	1,309
Additional ESOP shares purchased	-	(504)	-	-	-	-	-	(504)
Tax effect of compensatory stock options	-	55	-	-	-	-	-	55
Effect of compensation expense for stock options	-	380	-	-	-	-	-	380
Purchase of treasury stock for ESOP shares	-	-	4,151	(5,000)	849	-	-	-
Unvested shares in MRP	-	47	89	-	-	-	-	136
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(1,539)	(1,539)
Accrued compensation expense MRP	-	-	-	-	-	-	-	-

Balance at December 31, 2011	$163	$102,667	$(19,537)	$(4,184)	$80,231	$20,904	$(1,169)	$179,075

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2011 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2011	2010	2009
Operating activities:
Net income	$15,821	$14,664	$11,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	962	1,068	902
Provision for loan losses	1,130	1,404	912
Amortization of premiums and accretion of discounts	2,700	2,296	2,043
Origination of loans held for sale	(325)	(3,287)	(18,296)
Proceeds from sale of loans held for sale	411	3,448	18,298
Gain on sale of loans held for sale	(6)	(40)	(203)
Net realized gain on securities available for sale	(937)	-	(246)
Net impairment losses on investment securities	447	1,239	617
Net realized loss (gain) on derivatives	2,005	711	(120)
Amortization of intangible assets	332	413	494
Compensation expense on ESOP and MRP	1,453	1,232	1,127
Compensation expense on stock options	380	355	218
Increase of cash surrender value of bank owned life insurance	(704)	(717)	(899)
Decrease (increase) in accrued interest receivable	380	705	(260)
Increases in deferred tax asset	(1,821)	(377)	(1,101)
Decrease (increase) in prepaid FDIC assessment	1,168	1,777	(6,310)
(Increase) decrease in prepaid expenses and other assets	(339)	345	(4,647)
Increase (decrease) in accrued expenses and other liabilities	2,258	(2,105)	3,767
(Gain) loss on sale of real estate acquired through foreclosure	(10)	(67)	139
Writedown of real estate held for investment	1,625	1,573	2,672
Other	(593)	(668)	(427)

Net cash provided by operating activities	26,337	23,969	10,345

Investing activities:
Loan originations and purchases	(181,847)	(185,080)	(174,026)
Purchases of:
Securities available for sale	(302,507)	(249,769)	(197,107)
Interest rate cap contracts	-	(970)	(189)
Premises and equipment	(2,197)	(1,910)	(2,302)
Principal repayments of:
Loans receivable	172,428	216,767	193,668
Securities available for sale	234,831	268,288	209,631
Proceeds from the sale of:
Securities available for sale	25,359	-	992
Real estate acquired through foreclosure	934	1,123	(2)
Redemption of FHLB stock	4,841	1,373	-
Funding of real estate held for investment	(10,061)	(11,951)	(10,532)
Proceeds from real estate held for investment	9,589	8,987	10,262

Net cash (used in) provided by investing activities	(48,630)	46,858	30,395

Financing activities:
Net increase in deposits	143,765	68,298	67,018
Proceeds from long-term borrowings	13,786	80,423	189,093
Repayments of long-term borrowings	(119,616)	(177,108)	(284,418)
Net decrease in short-term borrowings	(2,666)	(17,500)	(7,935)
Proceeds received from exercise of stock options	832	614	792
Dividends paid	(5,409)	(4,815)	(4,828)
Payments to acquire treasury stock	(4,754)	(1,143)	(2,932)
Stock purchased by ESOP	(504)	(189)	(123)

Net cash provided by (used in) financing activities	25,434	(51,420)	(43,333)

Net increase (decrease) in cash and cash equivalents	3,141	19,407	(2,593)
Cash and cash equivalents at beginning of period	35,707	16,300	18,893

Cash and cash equivalents at end of period	$38,848	$35,707	$16,300

Continued

ESB Financial Corporation	31	2011 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands)

	Year ended December 31,
	2011	2010	2009
Supplemental information:
Interest paid	$35,784	$42,759	$56,282
Income taxes paid	3,919	4,316	3,245

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	4,674	1,757	469
Transfers between other assets and other liabilities	-	56	-
Originated loans for real estate held for investment	5,097	5,378	2,700
Dividends declared but not paid	1,460	1,203	1,204

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	32	2011 Annual Report

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

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2011, the Company was doing business through 25 full service banking branches, one loan production office and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $824,000 and $740,000 during the year 2011 and 2010, respectively.

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s

ESB Financial Corporation	33	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as AOCI until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

Management monitors all of the Company’s securities for OTTI on a quarterly basis and determines whether any impairment should be recorded. For a security to be considered for OTTI, its characteristics would have to consist of an accumulation of these factors:

•	Fair value is significantly below cost

•	Decline in fair value is attributable to specific adverse conditions affecting a particular investment, specific conditions in an industry or geographic area

•	Management does not possess both the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value

•	The decline in fair value has existed for an extended period of time

•	Debt security has been downgraded by a rating agency

•	Rating differences

•	Financial condition of the issuer has deteriorated and the issuer has reduced or eliminated scheduled dividends or interest payments

•	SEC filings – disclosures that would indicate an inability by the issuer to satisfy their obligations

•	Audits – the Company will review the issuer’s audits to determine if they have received going concern audit opinions

•	Other debt of the issuers – the Company will review the market prices of other debt of the issuer to determine if the market loss of an issue is related to credit or interest rate risk

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

ESB Financial Corporation	34	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	35	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	36	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

The FHLB incurred losses in 2009 and part of 2010 and suspended the payment of dividends. The losses are primarily attributable to impairment of investment securities associated with the extreme economic conditions in place during the previous several years. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein. More consideration was given to the long-term

ESB Financial Corporation	37	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

prospects for the FHLB as opposed to the recent stress caused by the extreme economic conditions the world is facing. Management also considered that the FHLB’s regulatory capital ratios have increased from the prior year, the FHLB’s liquidity appears adequate, new shares of FHLB stock continue to exchange hands at the $100 par value, and the FHLB has resumed redeeming shares of stock and approximately $6.2 million of the Company’s stock has been redeemed in the past two years. Additionally, the FHLB recently declared a dividend equal to an annual yield of 0.10 percent on the stockholders’ average balances for the fourth quarter of 2011.

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

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million at December 31, 2011 and 2010, respectively. The Company evaluates goodwill for impairment. This impairment assessment is performed at least annually, in accordance with GAAP, by assessing various qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performed this assessment as of October 31, 2011 and concluded that the recorded value of goodwill was not impaired. Core deposit intangible was $539,000 and $871,000 at December 31, 2011 and 2010, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total $251,000, $170,000, $110,000 and $8,000 for the years 2012, 2013, 2014 and 2015, respectively.

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $612,000, $608,000 and $574,000 for 2011, 2010, and 2009, respectively.

Mortgage Servicing Assets

At December 31, 2011, the remaining balance and fair value of the servicing asset was $16,000, which is recorded in intangible assets. Servicing assets are amortized in proportion to and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. During 2011 the Company recovered a portion of the impairment valuation of approximately $6,000. The remaining impairment valuation at December 31, 2011, 2010 and 2009 was $24,000, $30,000 and $30,000, respectively. The amortization taken on the servicing asset for the year ended December 31, 2011, 2010 and 2009 was $14,000, $14,000 and $15,000, respectively. The Company had total loans serviced for others of $10.2 million, $14.8 million and $21.6 million December 31, 2011, 2010 and 2009, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ESB Financial Corporation	38	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in AOCI and subsequently reclassified to earnings when the hedged transaction affects earnings and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

At December 31, 2011, there were nineteen interest rate cap contracts outstanding with notional amounts totaling $200.0 million. These derivative instruments are not hedged and therefore adjustments to fair value are recorded in current earnings.

During 2009, the Company entered into two interest rate swap contracts to manage its exposure to interest rate risk. These interest rate swap transactions involved the exchange of the Company’s interest payment on $35.0 million in junior subordinated notes which became floating rate notes in 2011 for a fixed rate interest payment without the exchange of the underlying principal amount. Entering into interest rate derivatives

ESB Financial Corporation	39	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

potentially exposes the Company to the risk of counterparties’ failure to fulfill their legal obligations including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Management utilizes the change in variable cash flows method to measure hedge ineffectiveness. To the extent that the cumulative change in anticipated cash flows from the hedging derivative offsets from 80% to 125% of the cumulative change in anticipated cash flows from the hedged exposure, the hedged is deemed effective. As of December 31, 2011 the interest rate swaps were deemed to be effective, therefore no amounts were charged to current earnings. The Company also does not expect to reclassify any hedge related amounts from AOCI to earnings over the next twelve months.

The pay fixed interest rate swap contracts outstanding at December 31, 2011 are being utilized to hedge $35.0 million in floating rate junior subordinated notes. The interest rate swaps are carried at fair value. Below is a summary of the interest rate swap contracts and the terms at December 31, 2011:

(Dollars in thousands)	Notional Amount	Effective Date	Pay Rate	Receive Rate (*)	Maturity Date	Unrealized Loss
Cash Flow Hedge	$20,000	2/10/2011	4.18%	0.44%	2/10/2018	$3,300
Cash Flow Hedge	15,000	2/10/2011	3.91%	0.44%	2/10/2018	2,232

	$35,000					$5,532

*	Variable receive rate based upon contract rates in effect at December 31, 2011

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

During the years ended December 31, 2011, 2010 and 2009, the Company recorded $377,000, $355,000, and $218,000, respectively, in compensation expense and tax benefits of $20,000, $20,000 and $22,000, respectively, related to our share-based compensation awards. As of December 31, 2011, there was approximately $43,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2008. That cost is expected to be recognized over the next year. There was approximately $120,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2009. That cost is expected to be recognized over the next two years. There was approximately $343,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2010. That cost is expected to be recognized over the next three years. Finally, there was approximately $364,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2011.

The Company has recorded $55,000, $74,000 and $166,000 in excess tax benefits which have been classified as financing cash inflows for the years ended December 31, 2011, 2010 and 2009, respectively, in the Consolidated Statements of Cash Flows.

ESB Financial Corporation	40	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

	2011	2010	2009
Assumptions
Volatility	39.52%	38.98%	33.10%
Interest Rates	1.58%	2.16%	2.69%
Dividend Yields	3.03%	2.68%	3.47%
Weighted Average Life (in years)	7.0	7.2	7.2

The weighted average fair value of each stock option granted for 2011, 2010 and 2009 was $3.94, $4.76 and $2.70 respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009, was $287,000, $192,000 and $498,000, respectively. The total intrinsic value of in-the-money stock options was $2.5 million, $2.7 million and $1.8 million at the year ended December 31, 2011, 2010 and 2009 respectively. The total intrinsic value of the exercisable stock options was $1.6 million, $1.8 million and $1.1 million at the year ended December 31, 2011, 2010 and 2009, respectively.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)
	2011	2010	2009
Net income	$14,910	$14,231	$12,012
Weighted-average common shares outstanding	14,438	14,386	14,334

Basic earnings per share	$1.03	$0.99	$0.84

Weighted-average common shares outstanding	14,438	14,386	14,334
Common stock equivalents due to effect of stock options	117	98	104

Total weighted-average common shares and equivalents	14,555	14,484	14,438

Diluted earnings per share	$1.02	$0.98	$0.83

The unallocated shares controlled by the ESOP of 329,656, 0 and 74,349 at December 31, 2011, 2010 and 2009, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. All of the outstanding options were included in the computation of diluted earnings per share for 2011 and 2010 because the options’ exercise price was less than the average market price of the common shares.

Options to purchase 96,372 shares of common stock at a weighted average exercise price of $12.79 per share expiring November 2013 and 100,848 shares of common stock at a weighted average exercise price

ESB Financial Corporation	41	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

of $12.08 per share expiring November 2014 were outstanding as of December 31, 2009 but were not included in the computation of diluted earnings per share for 2009 because the options’ exercise price was greater than the average market price of the common shares.

Reclassifications

Certain amounts in the 2010 financial statements have been reclassified to conform to the 2011 presentation format. These reclassifications had no effect on stockholders’ equity or net income

Effect of Recent Accounting and Regulatory Pronouncements

In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate-a Scope Clarification. The amendments in this Update affect entities that cease to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The amendments in this Update should be applied on a prospective basis to deconsolidation events occurring after the effective date. Prior periods should not be adjusted even if the reporting entity has continuing involvement with previously derecognized in substance real estate entities. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The requirements amend the disclosure requirements on offsetting in Section 210-20-50. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU is not expected to have a significant impact on the Company’s financial statements.

ESB Financial Corporation	42	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. Entities should continue to report reclassifications out of AOCI consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities should begin applying these requirements for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment. The objective of this update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this Update apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements and are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. This ASU did not have a significant impact on the Company’s financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The amendments in this Update improve the comparability, clarity, consistency, and transparency of financial reporting and increase the prominence of items reported in other comprehensive income. To increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS, the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. All entities that report items of comprehensive income, in any period presented, will be affected by the changes in this Update. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The amendments in this Update should be applied retrospectively, and early adoption is permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

ESB Financial Corporation	43	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update provide additional guidance or clarification to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The amendments in this Update were effective for the first interim or annual reporting period beginning on or after June 15, 2011, and were applied retrospectively to the beginning annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company has provided the necessary disclosures in Note three.

In April 2011, the FASB issued ASU 2011-03, Transfers and Services (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The main objective in developing this Update is to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this Update apply to all entities, both public and nonpublic. The amendments affect all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

ESB Financial Corporation	44	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Company’s securities:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2011:
Trust preferred securities	$45,894	$265	$(8,615)	$37,544
Municipal securities	174,288	10,427	(230)	184,485
Equity securities	1,754	351	(2)	2,103
Corporate bonds	165,923	1,784	(2,928)	164,779
Mortgage-backed securities
U.S. sponsored entities	694,674	37,636	(8)	732,302
Private label	8,964	241	(302)	8,903

Subtotal mortgage-backed securities	703,638	37,877	(310)	741,205

Total securities	$1,091,497	$50,704	$(12,085)	$1,130,116

December 31, 2010:
Trust preferred securities	$46,467	$116	$(7,607)	$38,976
Municipal securities	165,479	2,040	(4,342)	163,177
Equity securities	1,424	434	(8)	1,850
Corporate bonds	118,862	3,800	-	122,662
Mortgage-backed securities
U.S. sponsored entities	706,034	33,752	(1,524)	738,262
Private label	12,446	463	(164)	12,745

Subtotal mortgage-backed securities	718,480	34,215	(1,688)	751,007

Total securities	$1,050,712	$40,605	$(13,645)	$1,077,672

The private-label mortgage backed securities totaled $8.9 million and $12.7 million as of December 31, 2011 and December 31, 2010 respectively and are secured by residential real estate.

The proceeds from the sale of securities as of December 31, 2011 were $25.4 million. Gross realized gains on sales of securities available for sale were $937,000 in 2011. The Company recorded impairment charges of approximately $78,000 on a $2.5 million collateralized debt obligation (CDO), $52,000 on a private-label mortgage-backed security and approximately $317,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related OTTI on these securities recognized in AOCI during the period of approximately $548,000.

During 2010, the Company did not have any security sales, however the Company recorded impairment charges of approximately $810,000 on a $2.5 million collateralized debt obligation (CDO), $212,000 on a private-label mortgage-backed security and approximately $217,000 on five of its equity investments in various banks that had experienced a decline in their market value for the last several quarters. There was non-credit related OTTI on these securities recognized in AOCI during the period of approximately $600,000.

ESB Financial Corporation	45	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

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

Included in the $37.5 million of trust preferred securities are standalone trust preferred securities with a fair value of $37.4 million that are investment-grade rated by at least one rating agency. In addition, there was one pooled trust preferred security with a par value of $2.5 million and a fair value of $120,000 that was not investment-grade rated. The Company took an impairment charge of approximately $78,000 on this $2.5 million collateralized debt obligation that is comprised of sixteen financial institutions during 2011. This security is a CDO currently comprised of trust preferred securities of 16 financial institutions and has a Moody’s rating of Ca, which is below investment grade. The Company had an independent third party analyze this bond at December 31, 2011 and determined that no additional impairment was necessary.

Because of the subprime crisis current markets for variable rate corporate trust preferred bonds are illiquid. In order to determine prices of these securities the Company utilizes a discounted cash flow method, mentioned above. This method is described more fully in footnote 12, Fair Value.

The following is a summary of the amounts recognized in earnings related to credit losses on securities which the Company has recorded other-than-temporary impairment charges through earnings and other comprehensive income:

(Dollars in thousands)
Totals
January 1, 2010	$-
Credit losses on securities for which other-than-temporary impairment was not previously recognized	1,022
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	-

December 31, 2010	1,022
Credit losses on securities for which other-than-temporary impairment was not previously recognized	130
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	-

December 31, 2011	$1,152

At December 31, 2011 and 2010, the Bank did not have any corporate bonds whose book value exceeded 10% of equity.

ESB Financial Corporation	46	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010:

As of December 31, 2011

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	9	$35,789	$8,615	9	$35,789	$8,615

Municipal securities	2	3,094	149	3	2,627	81	5	5,721	230

Equity securities	-	-	-	1	130	2	1	130	2

Corporate bonds	27	91,046	2,928	-	-	-	27	91,046	2,928

Mortgage-backed securities

U.S. sponsored entities	1	4,596	8	-	-	-	1	4,596	8

Private label	3	3,084	302	-	-	-	3	3,084	302

Subtotal mortgage-backed securities	4	7,680	310	-	-	-	4	7,680	310

Total	33	$101,820	$3,387	13	$38,546	$8,698	46	$140,366	$12,085

As of December 31, 2010

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	10	$37,360	$7,607	10	$37,360	$7,607

Municipal securities	85	67,411	2,750	21	19,773	1,592	106	87,184	4,342

Equity securities	-	-	-	1	130	8	1	130	8

Mortgage-backed securities

U.S. sponsored entities	21	87,741	1,524	-	-	-	21	87,741	1,524

Private label	-	-	-	3	3,914	164	3	3,914	164

Subtotal mortgage-backed securities	21	87,741	1,524	3	3,914	164	24	91,655	1,688

Total	106	$155,152	$4,274	35	$61,177	$9,371	141	$216,329	$13,645

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, trust preferred securities, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an OTTI on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as OTTI losses and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company expects to recover the entire amortized cost basis of the security, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2011, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of impairment in the credit quality of the securities. Additionally, the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis.

ESB Financial Corporation	47	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The Company reviews investment debt securities on an ongoing basis for the presence of OTTI with formal reviews performed quarterly. Credit–related OTTI losses on individual securities were recognized during 2011 in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in AOCI. The credit-related OTTI recognized during 2011 and 2010 was $130,000 and $1.0 million, respectively and was related to securities having a book value of $2.1 million at December 31, 2011 and $2.3 million at December 31, 2010. The noncredit-related OTTI was $548,000 and $600,000 for 2011 and 2010, respectively.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2011, excluding equity securities which have no maturity dates:

(Dollar amounts in thousands)	Available for sale

	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	4.65%	$43,232	$43,644
Due from one year to five years	3.62%	106,858	107,452
Due from five to ten years	5.03%	102,525	106,384
Due after ten years	3.74%	837,128	870,533

	3.89%	$1,089,743	$1,128,013

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $206.4 million and $89.7 million as of December 31, 2011 and 2010, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	48	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(In thousands)	2011	2010
Mortgage loans:
Residential real estate
Single family	$312,723	$314,051
Multi family	32,370	30,091
Construction	45,363	48,687

Total residential real estate	390,456	392,829
Commercial real estate
Commercial	83,447	82,347
Construction	17,307	9,701

Total commercial real estate	100,754	92,048

Subtotal mortgage loans	491,210	484,877

Other loans:
Consumer loans
Home equity loans	72,493	71,645
Dealer auto and RV loans	47,039	50,781
Other loans	9,255	9,960

Total consumer loans	128,787	132,386
Commercial business	50,337	40,431

Subtotal other loans	179,124	172,817

Total loans receivable	670,334	657,694
Less:
Allowance for loan losses	6,537	6,547
Deferred loan fees and net discounts	(1,852)	(1,983)
Loans in process	16,728	12,243

Net loans receivable	648,921	640,887
Loans held for sale
Mortgage loans:
Residential - single family	$-	$80

At December 31, 2011, the Company conducted its business through 25 offices in Allegheny, Beaver, Butler and Lawrence counties in Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

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

ESB Financial Corporation	49	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

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

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio. During 2011, the qualitative factors for changes in levels of and trends in delinquencies were increased for commercial mortgages and decreased for residential mortgages, dealer automobile and RV loans. Changes in portfolio volumes in 2011 resulted in a reduction to the related factors for residential mortgages, multi-family residential mortgages and commercial loans. The changes in portfolio volumes resulted in an increase to the related factors for commercial mortgages. During 2011, the qualitative factors for volatility of portfolio losses were reduced for residential mortgages, dealer automobile and RV loans and consumer loans based upon a reduction in the calculated volatility.

In terms of the Corporation’s loan portfolio, the commercial and industrial loans and commercial real estate loans are deemed to have more risk than the consumer real estate loans and other consumer loans in the portfolio. The commercial loans not secured by real estate are highly dependent on financial condition and are more dependent on economic conditions. The commercial loans secured by real estate are also dependent on economic conditions but generally have stronger forms of collateral. More recently, commercial real estate has been negatively impacted by devaluation so these commercial loans carry a higher qualitative factor for changes in the value of collateral. The commercial loans and commercial real estate loans have historically been responsible for the majority of the Corporation’s delinquencies, non-accrual loans, and charge-offs so both of these categories carry higher qualitative factors than consumer real estate loans and other consumer loans. The Corporation has historically experienced very low levels of consumer real estate and consumer loan charge-offs so these qualitative factors are set lower than the commercial real estate and commercial and industrial loans.

ESB Financial Corporation	50	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Loans by Segment

The total allowance reflects management’s estimate of loan losses inherent in the loan portfolio at the Statement of Financial Condition date. The Company considers the allowance for loan losses of $6.5 million adequate to cover loan losses inherent in the loan portfolio, at December 31, 2011. The following tables present by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the year ended December 31, 2011 and 2010:

As of December 31, 2011
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$784	$1,831	$1,125	$2,573	$234	$6,547
Charge-offs	187	-	476	709	2	1,374
Recoveries	25	-	160	49	-	234
Provision	-	125	275	655	75	1,130
Reallocations	(238)	486	(39)	(453)	244	-

Ending Balance	$384	$2,442	$1,045	$2,115	$551	$6,537

Ending balance: individually evaluated for impairment	$10	$1,489	$50	$-	$-	$1,549

Ending balance: collectively evaluated for impairment	$374	$953	$995	$2,115	$551	$4,988

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-

Loans Receivable:
Ending Balance	$50,337	$100,754	$128,787	$390,456	$-	$670,334

Ending balance: individually evaluated for impairment	$63	$14,023	$153	$1,364	$-	$15,603

Ending balance: collectively evaluated for impairment	$50,274	$86,731	$128,634	$389,092	$-	$654,731

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-

ESB Financial Corporation	51	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2010
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$864	$1,620	$1,093	$2,206	$244	$6,027
Charge-offs	58	168	583	177	-	986
Recoveries	1	-	98	3	-	102
Provision	365	350	464	225	-	1,404
Reallocations	(388)	29	53	316	(10)	-

Ending Balance	$784	$1,831	$1,125	$2,573	$234	$6,547

Ending balance: individually evaluated for impairment	$472	$839	$47	$-	$-	$1,358

Ending balance: collectively evaluated for impairment	$312	$992	$1,078	$2,573	$234	$5,189

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-

Loans Receivable:
Ending Balance	$40,431	$92,048	$132,386	$392,829	$-	$657,694

Ending balance: individually evaluated for impairment	$837	$8,432	$155	$-	$-	$9,424

Ending balance: collectively evaluated for impairment	$39,594	$83,616	$132,231	$392,829	$-	$648,270

Ending balance: loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-

ESB Financial Corporation	52	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)
Totals
Balance, January 1, 2009	$6,006
Provision for loan losses	912
Charge offs	(1,019)
Recoveries	128

Balance, December 31, 2009	6,027
Provision for loan losses	1,404
Charge offs	(986)
Recoveries	102

Balance, December 31, 2010	6,547
Provision for loan losses	1,130
Charge offs	(1,374)
Recoveries	234

Balance, December 31, 2011	$6,537

Credit Quality Information

The following tables represent credit exposures by internally assigned grades for year ended December 31, 2011. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

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

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

ESB Financial Corporation	53	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2011
(Dollar amounts in thousands)
	Residential Real Estate Multi - family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial
Pass	$32,370	$38,219	$67,119	$17,307	$50,232
Special Mention	-	7,144	2,319	-	57
Substandard	-	-	14,009	-	39
Doubtful	-	-	-	-	-
Loss	-	-	-	-	9

Ending Balance	$32,370	$45,363	$83,447	$17,307	$50,337

As of December 31, 2010
(Dollar amounts in thousands)
	Residential Real Estate Multi - family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial
Pass	$30,091	$41,302	$71,999	$9,701	$39,483
Special Mention	-	4,876	1,863	-	75
Substandard	-	2,509	8,485	-	403
Doubtful	-	-	-	-	-
Loss	-	-	-	-	470

Ending Balance	$30,091	$48,687	$82,347	$9,701	$40,431

The following tables present performing and nonperforming single family residential and consumer loans based on payment activity for the year ended December 31, 2011 and 2010. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when they become 90 days delinquent.

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

ESB Financial Corporation	54	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2011
(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer
Performing	$310,263	$72,091	$46,907	$9,162
Nonperforming	2,460	402	132	93

Total	$312,723	$72,493	$47,039	$9,255

As of December 31, 2010
(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer
Performing	$311,092	$71,011	$50,563	$9,889
Nonperforming	2,959	634	218	71

Total	$314,051	$71,645	$50,781	$9,960

Non-performing loans, which include non-accrual loans and TDRs, were $13.4 million and $13.2 million at December 31, 2011 and 2010, respectively. The TDRs amounted to $7.8 million and $7.5 million at December 31, 2011 and 2010, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)
	2011	2010	2009
Interest income that would have been recorded	$858	$1,055	$294
Interest income recognized	728	781	140

Interest income foregone	$130	$274	$154

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	55	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Age Analysis of Past Due Loans Receivable by Class

The following tables include an aging analysis of the investment of past due loans receivable as of December 31, 2011 and 2010:

As of December 31, 2011
(Dollar amounts in thousands)
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$464	$2,933	$2,460	$5,857	$306,866	$312,723	$-
Construction	-	-	-	-	45,363	45,363	-
Multi-family	-	-	-	-	32,370	32,370	-
Commercial Real Estate
Commercial	48	1,507	2,629	4,184	79,263	83,447	-
Construction	-	-	-	-	17,307	17,307	-
Consumer
Consumer - home equity	143	9	249	401	72,092	72,493	-
Consumer - dealer auto and RV	698	101	132	931	46,108	47,039	-
Consumer - other	98	23	93	214	9,041	9,255	-
Commercial	59	-	54	113	50,224	50,337	-

Total	$1,510	$4,573	$5,617	$11,700	$658,634	$670,334	$-

As of December 31, 2010
(Dollar amounts in thousands)
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$2,440	$879	$2,959	$6,278	$307,773	$314,051	$-
Construction	-	2,431	13	2,444	46,243	48,687	-
Multi-family	-	-	-	-	30,091	30,091	-
Commercial Real Estate
Commercial	133	48	1,106	1,287	81,060	82,347	-
Construction	-	-	-	-	9,701	9,701	-
Consumer
Consumer - home equity	181	58	479	718	70,927	71,645	-
Consumer - dealer auto and RV	872	219	218	1,309	49,472	50,781	-
Consumer - other	48	83	71	202	9,758	9,960	-
Commercial	26	-	837	863	39,568	40,431	-

Total	$3,700	$3,718	$5,683	$13,101	$644,593	$657,694	$-

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

ESB Financial Corporation	56	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)
	2011	2010	2009
Impaired loans with an allocated allowance	$8,632	$8,117	$790
Impaired loans without an allocated allowance	6,971	1,307	357

Total impaired loans	$15,603	$9,424	$1,147

Allocated allowance on impaired loans	$1,549	$1,358	$108
Portion of impaired loans on non-accrual	15,603	9,424	1,147
Average impaired loans	10,445	2,224	899
Income recognized on impaired loans	929	656	50

The Company collectively reviews all residential real estate and consumer loans for impairment.

The following tables include the recorded investment and unpaid principal balances for impaired loans receivable as of December 31, 2011 and 2010 with the associated allowance for loan losses amount, if applicable.

As of December 31, 2011
(Dollar amounts in thousands)
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate Commercial real estate	$5,568	$5,675	$-	$1,416	$302
Commercial business loans	39	39	-	68	10
Residential loans	1,364	1,364	-	1,207	61
With an allowance recorded:
Commercial real estate
Commercial real estate	8,454	8,454	1,489	7,478	544
Consumer loans Home equity	153	153	50	154	9
Commercial business loans	25	25	10	122	3
Total:
Commercial Real Estate	14,023	14,023	1,489	8,894	846
Consumer	153	153	50	154	9
Residential	1,364	1,364	-	1,207	61
Commercial	63	63	10	190	13

ESB Financial Corporation	57	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

(Dollar amounts in thousands)

As of December 31, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate Commercial real estate	$1,162	$1,269	$-	$732	$57
Commercial business loans	145	192	-	195	4
With an allowance recorded:
Commercial real estate Commercial real estate	7,270	7,270	839	1,198	564
Consumer loans Home equity	155	155	47	24	10
Commercial business loans	692	692	472	75	21
Total:
Commercial Real Estate	8,432	8,539	839	1,930	621
Consumer	155	155	47	24	10
Commercial	837	884	472	270	25

Nonaccrual Loans

Loans are considered nonaccrual upon reaching 90 days delinquency, although the Company may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed in nonaccrual status, previously accrued but unpaid interest is deducted from interest income.

The following table sets forth the loans receivable on nonaccrual status as of December 31, 2011 and December 31, 2010. The balances are presented by class of loans.

(Dollar amounts in thousands)
	2011	2010
Commercial	$54	$837
Commercial Real Estate	10,237	8,432
Consumer
Consumer - Home Equity	402	634
Consumer - Dealer auto and RV	132	218
Consumer - other	93	71
Residential	2,460	2,959

Total	$13,378	$13,151

ESB Financial Corporation	58	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Modifications

The Company’s loan portfolio also includes TDR’s, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from the Company’s loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructure and may only be returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period, generally six months.

When the Company modifies a loan, management evaluates any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs, instead of discounted cash flows. If management determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized by segment or class of loan, as applicable, through an allowance estimate or a charge-off to the allowance. Segment and class status is determined by the loan’s classification at origination.

The following table includes the recorded investment and number of modifications for modified loans, as of December 31, 2011. The Company reports the recorded investment in the loans prior to a modification and also the recorded investment in the loans after the loans were restructured.

(Dollar amounts in thousands)
2011
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings
Commercial Real Estate	3	$7,368	$7,528
Troubled Debt Restructurings
That Subsequently Defaulted	-	-	-
Troubled Debt Restructurings Commercial Real Estate	-	-	-

4.	Investment Required by Regulation

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

ESB Financial Corporation	59	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

4.	Investment Required by Regulation (continued)

No dividends were paid in 2011 or 2010, however recently the FHLB declared a dividend equal to an annual yield of 0.10% on the Company’s average balances during the fourth quarter of 2011. The dividend suspension remains in effect and no dividends were paid in 2011 or 2010. This repurchase restriction could result in the Bank’s investment in FHLB stock being greater than 5.0% of its outstanding notes payable to the FHLB.

5.	Premises and Equipment

Premises and equipment at December 31, are summarized by major classification as follows:

(Dollar amounts in thousands)	2011	2010
Land	$3,426	$3,236
Buildings and improvements	20,671	19,177
Leasehold improvements	765	762
Furniture, fixtures and equipment	8,494	8,068

	33,356	31,243
Less accumulated depreciation and amortization	18,285	17,361

	$15,071	$13,882

Depreciation expense for the years December 31, 2011, 2010 and 2009 was $962,000, $1.1 million and $902,000, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2019, have approximate aggregate rentals of $75,000, $75,000, $77,000, $75,000, $50,000 and $129,000 for the years ended December 31, 2012, 2013, 2014, 2015, 2016 and thereafter, respectively. Rent expense for the years ended December 31, 2011, 2010 and 2009 was $85,000, $115,000 and $126,000, respectively.

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2011		2010

Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$95,691	8.3%	$84,272	8.3%
NOW account deposits	208,975	18.1%	128,020	12.6%
Money Market deposits	34,484	3.0%	32,759	3.2%
Passbook account deposits	153,644	13.3%	136,730	13.6%
Time deposits	663,616	57.3%	630,864	62.3%

	$1,156,410	100.0%	$1,012,645	100.0%

Time deposits mature as follows:

Within one year	$387,857	58.5%	$410,474	65.1%
After one year through two years	118,470	17.9%	96,689	15.3%
After two years through three years	81,282	12.2%	62,428	9.9%
After three years through four years	33,395	5.0%	28,949	4.6%
After four years through five years	37,235	5.6%	28,384	4.5%
Thereafter	5,377	0.8%	3,940	0.6%

	$663,616	100.0%	$630,864	100.0%

ESB Financial Corporation	60	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits (continued)

The Company had a total of $246.6 million and $198.6 million in time deposits of $100,000 or more at December 31, 2011 and 2010, respectively.

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2011	2010	2009

NOW account deposits	$556	$454	$296

Money Market deposits	103	127	122

Passbook account deposits	372	400	343

Time deposits	10,923	13,289	17,035

	$11,954	$14,270	$17,796

ESB Financial Corporation	61	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31, are summarized as follows:

(Dollar amounts in thousands)	2011		2010
	Weighted average rate	Amount	Weighted average rate	Amount

FHLB advances:
Due within 12 months	2.80%	$30,684	2.87%	$71,866
Due beyond 12 months but within 2 years	3.62%	72,647	2.80%	30,684
Due beyond 2 years but within 3 years	2.88%	71,392	3.62%	72,647
Due beyond 3 years but within 4 years	3.36%	14,613	2.89%	90,066
Due beyond 4 years but within 5 years	2.15%	8,019	3.36%	14,613
Due beyond 5 years	3.61%	10,000	3.63%	10,564

		$207,355		$290,440

Repurchase agreements:
Due within 12 months	3.12%	$93,000	1.61%	$38,000
Due beyond 12 months but within 2 years	3.30%	130,000	3.74%	75,000
Due beyond 2 years but within 3 years	3.07%	40,000	3.30%	130,000
Due beyond 3 years but within 4 years	4.12%	10,000	3.07%	40,000
Due beyond 4 years but within 5 years	-	-	4.12%	10,000
Due beyond 5 years	4.42%	70,000	4.42%	70,000

		$343,000		$363,000

Other borrowings:

ESOP borrowings
Due within 12 months	4.68%	$1,000	-	$-
Due beyond 12 months but within 2 years	4.68%	1,000	-	-
Due beyond 2 years but within 3 years	4.68%	1,000	-	-
Due beyond 3 years but within 4 years	4.68%	1,000	-	-
Due beyond 4 years but within 5 years	4.68%	250	-	-

		$4,250		$-

Corporate borrowings
Due within 12 months	6.30%	$1,400	6.30%	$1,400
Due beyond 12 months but within 2 years	6.30%	1,400	6.30%	1,400
Due beyond 2 years but within 3 years	6.30%	1,400	6.30%	1,400
Due beyond 3 years but within 4 years	-	-	6.30%	1,400
Due beyond 4 years but within 5 years	-	-	6.30%	5,600

		$4,200		$11,200

Treasury tax and loan note payable
Due within 12 months	-	$-	-	$191

Borrowings for joint ventures
Due beyond 2 years but within 3 years	3.75%	$1,762	3.75%	$4,232

Junior subordinated notes
Due beyond 5 years	2.56%	$46,393	5.44%	$46,393

ESB Financial Corporation	62	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

Included in the $207.4 million of FHLB advances at December 31, 2011 are $20.0 million in structured advances in which the rate is fixed for four years, and after four years on a specified date, the FHLB has the one time right (European Call) to call the advance. If the FHLB does not call these advances on the specified date, the rate remains the same for the remaining term. Should these advances be called, the Company has the right to pay off the advances without penalty. The Company also has $50.0 million in structured advances with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the advance, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured advance is reduced by the difference between the rate and the strike rate.

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2011 the Company had a maximum borrowing capacity with the FHLB of $344.7 million, with $126.3 million available for use.

Included in the $343.0 million of repurchase agreements (REPOs) are $30.0 million in structured REPOs with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the REPO, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by the difference between the rate and the strike rate. In addition, the Company has $25.0 million in structured REPOs with double, or $50.0 million notional amount of imbedded caps, at a strike rate of 3.75% based on the 3 month LIBOR rate. The terms and conditions of these structured REPOs are that the rate is fixed for five years and after 5 years, on a specified date the counterparty has the one time right (European Call) to call the REPO. If the counterparty does not call the REPO on the specified date, the rate remains the same for the remaining five years. These structured REPOs also include a double imbedded cap for the first five year period with a strike rate to the 3 month LIBOR rate. If during the first five years, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by two times the difference between the rate and the strike rate. At no point shall the interest rate on these structured REPOs with imbedded caps be less than zero.

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

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2011 was $402.1 million with an amortized cost of $375.0 million. The market value of the securities as of December 31, 2010 was $426.7 million with an amortized cost of $400.8 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the years ended December 31, 2011 and December 31, 2010.

ESB Financial Corporation	63	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

As of December 31, 2011 and December 31, 2010, the Company had REPO’s with Citigroup of $145.0 million and $155.0 million respectively, Barclays Capital of $70.0 million and $70.0 million, respectively, Credit Suisse of $93.0 million and $103.0 million, respectively, PNC Bank of $5.0 million and $5.0 million, respectively and Morgan Stanley of $30.0 million and $30.0 million, respectively.

As of December 31, 2011, the REPO’s with Citigroup had $17.7 million at risk (where the market value of the securities exceeds the borrowing), with a weighted average maturity of 25 months, Barclays Capital had $7.7 million at risk with a weighted average maturity of 34 months, Credit Suisse had $13.4 million at risk with a weighted average maturity of 29 months, PNC Bank had $1.2 million at risk with a weighted average maturity of 3 months and Morgan Stanley had $2.4 million at risk with a weighted average maturity of 25 months.

Borrowings under repurchase agreements averaged $356.8 million, $359.7 million and $344.4 million during 2011, 2010 and 2009, respectively. The maximum amount outstanding at any month-end was $368.0 million, $363.0 million and $366.0 million during 2011, 2010 and 2009, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB was an authorized treasury tax loan depository at the end of 2010. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate. During 2011, the Federal Reserve discontinued this program and debits the customer accounts directly for treasury tax loans. The treasury tax loan deposit balance was $0 and $191,000 at December 31, 2011 and December 31, 2010, respectively.

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The preferred securities reset quarterly to equal the three month LIBOR index plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company had no unamortized deferred debt issuance costs associated with the preferred securities at December 31, 2011 and 2010. On July 23, 2008 the Company redeemed $5.0 million of the preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First Tennessee Bank, National Association (“First Tennessee”), with a fixed interest rate of 6.30%. The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008.

ESB Financial Corporation	64	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the three month LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. There were no unamortized deferred debt issuance costs associated with the preferred securities at December 31, 2011 and 2010.

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

ESB Financial Corporation	65	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2011	2010	2009

Current expense:
Federal	$5,170	$3,951	$3,442
State	31	(21)	41

	5,201	3,930	3,483
Deferred benefit:
Federal	(1,758)	(394)	(1,026)
State	(63)	17	(75)

	$3,380	$3,553	$2,382

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2011	2010	2009

Net loss (gain) on securities available for sale	$(4,350)	$2,497	$(8,307)
Net loss (gain) on fair value adjustment on derivatives	965	1,043	(72)
Net unrecognized pension cost	15	(63)	33
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	55	74	166

	$(3,315)	$3,551	$(8,180)

ESB Financial Corporation	66	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31, relate to the following:

(Dollar amounts in thousands)	2011	2010
Deferred tax assets:
Allowances for losses on loans and real estate owned	$2,309	$2,238
General business credit	217	897
Minimum tax credit carry forward	3,880	3,880
Writedown of debt	1,334	1,157
Real estate acquired through foreclosure, net	336	99
State net operating loss carryover	601	481
Defined benefit plans	311	296
Mortgage servicing rights	2	2
Investment in joint ventures	1,225	712
Interest rate swaps	1,936	971
Other	1,856	1,461

Total gross deferred tax assets	14,007	12,194
Less state valuation allowance	245	188

Deferred tax assets after valuation allowance	13,762	12,006

Deferred tax liabilities:
Investment in securities available for sale	13,516	9,166
Accretion of discounts	47	59
Core deposit intangible	189	296
Purchase price adjustments	105	131
Other	282	202

Gross deferred tax liabilities	14,139	9,854

Net deferred tax (liability) asset	$(377)	$2,152

As of December 31, 2011 and 2010, the Company determined that it was not required to establish a valuation allowance for federal deferred tax assets since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $217,000 will be available to reduce future federal income tax up to the year 2031. The alternative minimum tax credit of $3.9 million is available to reduce future regular income taxes over an indefinite period.

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

ESB Financial Corporation	67	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

since it is more likely than not that a portion of the deferred tax asset will not be realized through future taxable income. At December 31, 2011 and 2010, the valuation allowance for state deferred tax assets was $245,000 and $188,000, respectively.

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 35% for the years ended December 31, 2011 and 2010 and of 34% for the year ended December 31, 2009 is as follows:

	2011	2010	2009

Tax at statutory rate	35.0%	35.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(12.6%)	(11.6%)	(12.8%)
State income taxes, net of Federal income tax benefit	0.1%	(0.1%)	0.2%
Earnings of BOLI	(1.3%)	(1.4%)	(2.1%)
Other, net	(2.7%)	(2.0%)	(2.8%)

Effective rate	18.5%	19.9%	16.5%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2010 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

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

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations. The Company’s federal and state income tax returns for taxable years through December 31, 2007 have been closed for purposes of examination by the IRS and the Pennsylvania Department of Revenue.

ESB Financial Corporation	68	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $286,000, $272,000 and $268,000 to the plan during 2011, 2010 and 2009, respectively.

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

The purchase of shares of the Company’s stock by the ESOP is funded by a loan and contributions from the Company, through the Bank. Unreleased ESOP shares collateralize the loan payable and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 4.68% and matures in 2016. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

Dividends received on unallocated ESOP shares during 2011, 2010 and 2009 amounted to $111,622, $22,305 and $53,241, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.3 million, $1.1 million and $1.1 million for each of the years ended December 31, 2011, 2010 and 2009. The ESOP incurred interest on the loan of $205,562, $23,000 and $81,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS.

During 2011, 2010 and 2009, the Company recognized compensation expense related to the ESOP of $1.3 million, $1.2 million and $1.1 million, respectively.

As of December 31, 2011 and 2010, the ESOP held a total of 2,111,061 and 1,656,868 shares, respectively, of the Company’s stock and there were 329,656 and 0 unallocated shares, respectively, with a fair value of $4,638,260 and $0, respectively. During 2011 and 2010, 64,303 and 74,349 shares were released for allocation, respectively. During 2011, 2010 and 2009, 43,697, 15,651 and 11,662 additional shares were purchased by the Company to be released for allocation at a cost of $504,000, $189,000 and $123,000, respectively. These amounts were included in the Company’s compensation expense related to the ESOP.

ESB Financial Corporation	69	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

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

	2011		2010		2009

	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	1,001,175	$10.23	972,326	$9.54	1,069,193	$8.71
Granted	117,722	13.19	151,956	12.42	149,676	9.62
Exercised	(121,945)	8.81	(93,827)	7.60	(174,754)	5.96
Forfeited	(78,348)	9.22	(29,280)	6.92	(71,789)	6.05

Outstanding at end of year	918,604	10.89	1,001,175	10.23	972,326	9.54

Exercisable at end of year	661,538	$10.53	731,438	$10.08	662,938	$9.79

The following table summarizes certain characteristics of issued stock options as of December 31, 2011:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
2002	41,509	$9.03	0.9
2003	84,816	12.80	1.9
2004	92,892	12.09	2.9
2005	70,432	10.17	3.3
2005	16,632	10.33	3.3
2006	60,084	8.96	4.9
2007	65,859	8.43	5.9
2008	78,618	8.59	6.9
2009	139,560	9.62	7.9
2010	150,480	12.42	8.9
2011	117,722	13.19	9.9

	918,604	$10.89	6.1

Management Recognition Plan and Restricted Stock Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2011, there were 14,281 shares held in the Management Recognition Plan (MRP) trust.

ESB Financial Corporation	70	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 23,225 shares subsequently vested and 3,405 shares have been forfeited. The price on the grant date was $12.81 and the fair value of the shares was approximately $403,000.

In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant and 625 shares subsequently vested. The price on the grant date was $13.25 and the fair value of the shares was approximately $10,000.

In November 2011, the Company awarded 15,865 shares to eligible individuals, 1,584 shares vested on the date of the grant and the remaining 14,281 shares will vest over a scheduled vesting period ending in 2020.

In November 2011, the Company awarded 74,135 shares, from the restricted stock plan (RSP), to eligible individuals, 7,416 shares vested on the date of the grant and the remaining 66,719 shares will vest over a scheduled vesting period ending in 2020. Upon vesting the shares will be awarded to the individuals.

Compensation expense, related to the MRP, recognized in 2011, 2010 and 2009 was $37,000, $35,000 and $35,000, respectively. The Company is expected to recognize compensation expense of $21,000, $21,000, $21,000, $21,000, $21,000 and $84,000 for the years 2012, 2013, 2014, 2015, 2016 and thereafter.

Compensation expense, related to the RSP, recognized in 2011 was $106,000. The Company is expected to recognize compensation expense of $74,000, $77,000, $80,000, $83,000, $86,000 and $361,000 respectively for the years 2012, 2013, 2014, 2015, 2016 and thereafter.

The following is a summary of the changes in the stock for the MRP and RSP during the year ended December 31, 2011:

Shares
Nonvested restricted stock as of January 1, 2009	8,275
Granted	-
Vested	(2,760)
Forfeited	-

Nonvested restricted stock as of December 31, 2009	5,515
Granted	-
Vested	(2,760)
Forfeited	-

Nonvested restricted stock as of December 31, 2010	2,755
Granted	90,000
Vested	(11,630)
Forfeited	(125)

Nonvested restricted stock as of December 31, 2011	81,000

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

ESB Financial Corporation	71	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 68,063 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2011, the participants in the plan had credited service under the SERP ranging from 21 to 33 years.

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of five or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 80%, based on the director’s total years of service. The maximum ratio of 80% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. During 2011, three directors received monthly benefits under the plan.

ESB Financial Corporation	72	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The following table sets forth the obligation and funded status as of December 31:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	2011	2010	2011	2010

Change in benefit obligation
Benefit obligation at beginning of year	$843	$880	$2,365	$2,279
Service Cost	5	25	64	60
Interest Cost	41	45	123	124
Actuarial losses (gains)	16	11	211	(13)
Benefits paid	(76)	(118)	(85)	(85)

Benefit obligation at end of year	829	843	2,678	2,365

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-	-
Employer contributions	76	118	85	85
Benefits paid	(76)	(118)	(85)	(85)

Fair value of plan assets at end of year	-	-	-	-

Funded Status	$(829)	$(843)	$(2,678)	$(2,365)

Amounts recognized in accumulated other comprehensive income, net consist of:
Net loss	$36	$25	$408	$307
Prior service cost	22	79	-	-
Transition obligation	-	-	136	163

Total	$58	$104	$544	$470

The accumulated benefit obligation for the director’s retirement plan was $791,000 and $795,000 at December 31, 2011 and 2010, respectively and for the SERP were $2.4 million and $2.1 million at December 31, 2011 and 2010, respectively.

ESB Financial Corporation	73	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The components of net periodic benefit cost and other amounts recognized in AOCI at December 31, are as follows:

(Dollar amounts in thousands)	Directors’ Retirement Plan			SERP
	2011	2010	2009	2011	2010	2009

Net Periodic Pension Cost
Service cost	$5	$25	$28	$64	$60	$49
Interest cost	41	45	46	123	124	105
Amortization of transition obligation	-	-	-	41	41	41
Amortization of net loss	-	-	-	55	57	30
Amortization of prior service cost	87	87	87	-	-	-

Net periodic pension cost	$133	$157	$161	$283	$282	$225

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income
Net actuarial loss/ (gain)	$11	$7	$(5)	$101	$(46)	$154
Amortization of transition obligation	-	-	-	(27)	(27)	(27)
Amortization of prior service cost	(57)	(57)	(57)	-	-	-

Total recognized in other comprehensive income	$(46)	$(50)	$(62)	$74	$(73)	$127

The estimated net loss, transition obligation and prior service cost for the director’s retirement plan and SERP plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are approximately $57,000 and $81,000, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2011	2010	2011	2010

Discount rate	5.25%	5.50%	5.25%	5.50%
Rate of compensation increase	2.50%	2.50%	4.00%	4.00%

At December 31, 2011, the projected benefit payments for the director’s retirement plan were $129,000, $123,000, $155,000, $123,000, $123,000 and $152,000 for years 2012, 2013, 2014, 2015, 2016 and thereafter, respectively. At December 31, 2011, the projected benefit payments for the SERP were $85,000, $85,000, $85,000, $85,000, $85,000 and $4.9 million for years 2012, 2013, 2014, 2015, 2016 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	74	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Other Comprehensive Income (loss)

The Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists mainly of net unrealized gain (loss) on securities available for sale and the net fair value adjustment on derivatives. Other comprehensive income (loss) and related tax effects for the years ended December 31 consists of:

(Dollar amounts in thousands)	2011	2010	2009
Net income before noncontrolling interest:	$15,821	$14,664	$11,665
Other comprehensive income (loss)—net of tax (benefit) expense
Fair value adjustment on securities available for sale, net of tax expense (benefit) of $4,299 in 2011, ($3,010) in 2010 and $8,180 in 2009	7,983	(5,843)	15,878
Securities (gains) losses reclassified into earnings, net of tax benefit (expense) of ($172) in 2011, $421 in 2010 and $126 in 2009	(319)	818	245
Noncredit related security losses, net of tax benefit of $192 in 2011 and $204 in 2010	(356)	(396)	-
Pension and postretirement amortization, net of tax expense of $64 in 2011, $63 in 2010 and $54 in 2009	119	122	104
Adjustment to minimum pension liability of the SERP plan, net of tax (benefit) expense of ($79) in 2011, $1 in 2010 and ($87) in 2009.	(147)	1	(169)
Fair value adjustment on derivatives, net of tax (benefit) expense ($921) in 2011, ($1,044) in 2010 and $72 in 2009.	(1,710)	(2,026)	141

Other comprehensive income (loss)	5,570	(7,324)	16,199

Comprehensive income	$21,391	$7,340	$27,864

The components of AOCI, net of tax as of year-end were as follows:

(Dollar amounts in thousands)	2011	2010
Net unrealized gain on securities available for sale	$25,101	$17,794
Accumulated loss on effective cash flow hedging derivatives	(3,596)	(1,886)
Net unrecognized pension cost	(601)	(574)

Total	$20,904	$15,334

ESB Financial Corporation	75	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Commitments and Contingencies

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

(Dollar amounts in thousands)	2011	2010
Loans in process and commitments:
Fixed interest rate	$25,487	$14,472
Variable interest rate	16,585	14,690
Lines of credit (unfunded):
Commercial	22,312	20,783
Consumer	51,145	51,373
Letters of credit:
Standby	14,461	14,751
Interest Rate Cap Contracts	200,000	100,000
Interest Rate Swap Contracts	35,000	35,000

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

ESB Financial Corporation	76	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following tables present the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2011 and 2010 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	As of December 31, 2011
	Level 1	Level II	Level III	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,755	$35,789	$37,544
Municipal securities	-	184,485	-	184,485
Equity securities	2,103	-	-	2,103
Corporate bonds	-	164,779	-	164,779
Mortgage backed securities
U.S. sponsored entities	-	732,302	-	732,302
Private label	-	8,903	-	8,903

Subtotal mortgage-backed securities	-	741,205	-	741,205

Total securities available for sale	$2,103	$1,092,224	$35,789	$1,130,116

Other Assets
Interest rate caps	$-	$532	$-	$532

Total other assets	$-	$532	$-	$532

Liabilities:
Other Liabilities
Interest rate swaps	$-	$5,531	$-	$5,532

Total other liabilities	$-	$5,531	$-	$5,532

(Dollar amounts in thousands)	As of December 31, 2010
	Level 1	Level II	Level III	Total
Assets:
Securities available for sale
Trust preferred securities	$-	$1,615	$37,361	$38,976
Municipal securities	-	163,177	-	163,177
Equity securities	1,850	-	-	1,850
Corporate bonds	-	122,662	-	122,662
Mortgage backed securities
U.S. sponsored entities	-	738,262	-	738,262
Private label	-	12,745	-	12,745

Subtotal mortgage-backed securities	-	751,007	-	751,007

Total securities available for sale	$1,850	$1,038,461	$37,361	$1,077,672

Other Assets
Interest rate caps	$-	$725	$-	$725

Total other assets	$-	$725	$-	$725

Liabilities:
Other Liabilities
Interest rate swaps	$-	$2,857	$-	$2,857

Total other liabilities	$-	$2,857	$-	$2,857

ESB Financial Corporation	77	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

Due to recent uncertainties in the credit markets broadly and the lack of both trading and new issuance of floating rate trust preferred securities, market price indications generally reflect the lack of liquidity in these markets. Due to this lack of practical quoted prices, fair value for floating rate trust preferred securities has been determined using a discounted cash-flow technique. Cash flows are estimated based upon the contractual terms of each instrument. Market rates have been calculated based upon the five year historical discount margin for these instruments from August 2002 through August 2007, when the market was more liquid. These market rates were then adjusted for credit spreads and liquidity risk given the current markets. Credit spreads are based upon the Moody’s rating for each bond and range from 45 to 90 basis points. Liquidity risk adjustments ranged from 15 to 65 basis points where the securities of the 15 largest banks in the United States are assigned 15 to 40 basis points and banks outside of the top 15 were given a higher liquidity risk adjustment. Approximately $17.8 million or 49.7% of the $35.8 million in floating rate trust preferred securities represent investments in two of the four largest banks in the United States.

At December 31, 2011, the Company utilized an independent third party to determine the fair value on its CDO. The third party’s methodology used market-based yield indicators as a baseline to determine an appropriate discount rate, which was adjusted based on the credit and structural analysis of the Company’s CDO.

The following table presents the changes in the Level III fair-value category for the years ended December 31, 2011 and 2010. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

Fair value measurements using significant unobservable inputs (Level III):

	Securities available for sale
	2011	2010
Beginning balance January 1,	$37,361	$39,003
Total net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	14	14
Net realized loss on securities available for sale	(78)	(810)
Included in other comprehensive income (loss)	(1,008)	(846)
Transfers in and/or out of Level III	-	-
Purchases, issuances, sales and settlements
Purchases	-	-
Issuances	-	-
Sales	-	-
Settlements	(500)	-

Ending balance, December 31,	$35,789	$37,361

ESB Financial Corporation	78	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following table summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2011 and December 31, 2010, for Level III assets and liabilities that were still held at December 31, 2011 and 2010.

	Securities available for sale
	2011	2010
Interest income on securities	$14	$14
Net realized loss on securities available for sale	(78)	(810)

Total	$(64)	$(796)

The following table presents the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a non-recurring basis as of December 31, 2011 and 2010 by level within the fair value hierarchy. As required by GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollar amounts in thousands)	As of December 31, 2011
	Level 1	Level II	Level III	Total
Assets:
Impaired Loans	$-	$-	$14,054	$14,054
Loans held for sale	-	-	-	-
Real estate acquired through foreclosure	-	-	3,883	3,883
Servicing assets	-	-	16	16

(Dollar amounts in thousands)	As of December 31, 2010
	Level 1	Level II	Level III	Total
Assets:
Impaired Loans	$-	$-	$8,066	$8,066
Loans held for sale	-	80	-	80
Real estate acquired through foreclosure	-	-	1,083	1,083
Servicing assets	-	-	24	24

13.	Financial Instruments

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

Securities – With the exception of floating rate trust preferred securities, fair values for securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique which is widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. The determination of the fair value of the trust preferred securities is discussed more fully in Footnote 12, Fair Value

Securities receivable – The carrying amount of securities receivable approximates their fair values.

Loans receivable and held for sale – Fair values for loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of

ESB Financial Corporation	79	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

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

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2011 and December 31, 2010 approximated the cash surrender value of the policies at those dates.

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

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

(Dollar amounts in thousands)	2011		2010

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$38,848	$38,848	$35,707	$35,707
Securities	1,130,116	1,130,116	1,077,672	1,077,672
Securities receivable	1,148	1,148	2,173	2,173
Loans receivable and held for sale	648,921	679,819	640,967	658,989
Accrued interest receivable	9,227	9,227	9,607	9,607
FHLB stock	21,256	21,256	26,097	26,097
Bank owned life insurance	30,802	30,802	30,098	30,098
Interest rate cap contracts	532	532	725	725
Financial liabilities:
Deposits	1,156,410	1,168,438	1,012,645	1,023,877
Borrowed funds	560,567	594,876	669,063	704,038
Junior subordinated notes	46,393	20,361	46,393	19,897
Advance payment by borrowers for taxes and insurance	2,519	2,519	2,441	2,441
Accrued interest payable	1,676	1,676	2,320	2,320
Interest rate swap contracts	5,531	5,531	2,857	2,857

ESB Financial Corporation	80	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2011, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2011 and 2010, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2011, there are no conditions or events since that notification that have changed the categorization.

Tier 1 leverage capital level in the following table is presented as a percentage of total adjusted assets (as defined in the regulations); total capital and tier 1 risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

The minimum required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for tier 1 leverage, tier 1 risk-based and total capital ratios, respectively.

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2011:
Total Capital	$156,945	15.10%	$83,143	8.00%	$103,929	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$150,347	7.91%	$75,989	4.00%	$94,987	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$150,347	14.47%	$41,572	4.00%	$62,358	6.00%
(to Risk Weighted Assets)

As of December 31, 2010:
Total Capital	$156,046	15.79%	$79,052	8.00%	$98,816	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$149,464	8.11%	$73,680	4.00%	$92,100	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$149,464	15.13%	$39,526	4.00%	$59,289	6.00%
(to Risk Weighted Assets)

ESB Financial Corporation	81	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:
Interest income	$19,955	$20,199	$19,817	$19,256
Interest expense	9,138	8,979	8,723	8,300

Net interest income	10,817	11,220	11,094	10,956
Provision for loan losses	300	200	300	330

Net interest income after provision for loan losses	10,517	11,020	10,794	10,626
Net realized loss on securities available for sale	-	-	(83)	(364)
Other noninterest income	1,489	1,678	1,281	305
Noninterest expense	7,182	7,024	6,703	7,153

Income before provision for income taxes	4,824	5,674	5,289	3,414
Provision for income taxes	896	1,160	1,010	314

Net income before noncontrolling interest	3,928	4,514	4,279	3,100
Less: net income attributable to the noncontrolling interest	268	230	315	98

Net income attributable to ESB Financial Corporation	$3,660	$4,284	$3,964	$3,002

Net income per share
Basic	$0.25	$0.30	$0.27	$0.21
Diluted	$0.25	$0.29	$0.27	$0.21
2010:
Interest income	$22,122	$21,407	$21,128	$20,207
Interest expense	11,326	10,603	10,164	9,804

Net interest income	10,796	10,804	10,964	10,403
Provision for loan losses	354	200	550	300

Net interest income after provision for loan losses	10,442	10,604	10,414	10,103
Net realized loss on securities available for sale	(309)	(272)	(419)	(239)
Other noninterest income	483	1,857	1,555	1,811
Noninterest expense	6,675	6,713	7,189	7,236

Income before provision for income taxes	3,941	5,476	4,361	4,439
Provision for income taxes	820	1,100	695	938

Net income before noncontrolling interest	3,121	4,376	3,666	3,501
Less: net (loss) income attributable to the noncontrolling interest	(259)	407	201	84

Net income attributable to ESB Financial Corporation	$3,380	$3,969	$3,465	$3,417

Net income per share
Basic	$0.23	$0.28	$0.24	$0.24
Diluted	$0.23	$0.28	$0.24	$0.23

ESB Financial Corporation	82	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition
(Dollar amounts in thousands)		2011	2010
Assets:
Interest-earning deposits		$6,658	$2,647
Securities available for sale		30,607	32,284
Equity in net assets of subsidiaries		216,883	207,940
Other assets		6,447	5,265

Total assets		$260,595	$248,136

Liabilities and stockholders’ equity:
Subordinated debt, net		$46,393	$46,393
Accrued expenses and other liabilities		33,958	33,849
Stockholders’ equity		180,244	167,894

Total liabilities and stockholders’ equity		$260,595	$248,136

Condensed Statements of Operations
(Dollar amounts in thousands)	2011	2010	2009
Income:
Equity in undistributed earnings of subsidiaries	$1,664	$8,024	$6,871
Dividends from subsidiaries	15,000	8,000	7,000
Management fee income, from subsidiaries	36	36	24
Net gain on sale of securities available for sale	141	—	246
Other than temporary impairment losses on securities available for sale	(317)	(217)	(66)
Interest and other income	1,365	1,432	833

Total income	17,889	17,275	14,908
Expense:
Interest expense, to subsidiary	3,257	3,326	3,526
Compensation and employee benefits	432	423	290
Other	445	376	336

Total expense	4,134	4,125	4,152

Income before benefit from income taxes	13,755	13,150	10,756
Benefit from income taxes	(1,155)	(1,081)	(1,256)

Net income	$14,910	$14,231	$12,012

ESB Financial Corporation	83	2011 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
(Dollar amounts in thousands)	2011	2010	2009

Operating activities:
Net income	$14,910	$14,231	$12,012
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,664)	(8,024)	(6,871)
Net realized gain on securities available for sale	(141)	-	(246)
Other than temporary impairment losses on securities available for sale	317	217	66
Compensation expense on ESOP and MRP	1,445	1,232	1,127
Other, net	(2,190)	(1,835)	3,830

Net cash provided by operating activities	12,677	5,821	9,918

Investing activities:
Purchases of securities	(6,733)	(10,178)	(911)
Principal repayments of securities	7,698	9,217	2,750
Proceeds from the sale of securities available for sale	204	-	992

Net cash (used in) provided by investing activities	1,169	(961)	2,831

Financing activities:
Repayment of loan to subsidiaries	-	-	(4,150)
Proceeds received from exercise of stock options	832	614	792
Dividends paid	(5,409)	(4,815)	(4,828)
Payments to acquire treasury stock	(4,754)	(1,143)	(2,932)
Stock purchased by ESOP	(504)	(189)	(123)

Net cash used in financing activities	(9,835)	(5,533)	(11,241)

Increase (decrease) in cash equivalents	4,011	(673)	1,508
Cash equivalents at beginning of period	2,647	3,320	1,812

Cash equivalents at end of period	$6,658	$2,647	$3,320

ESB Financial Corporation	84	2011 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ESB Financial Corporation management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ESB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011, of ESB Financial Corporation and subsidiaries, and our report dated March 15, 2012, express an unqualified opinion.

Wexford, Pennsylvania

March 15, 2012

ESB Financial Corporation	85	2011 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation (the “Company”) and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012, expressed an unqualified opinion on the effectiveness of ESB Financial Corporation’s internal control over financial reporting.

Wexford, Pennsylvania

March 15, 2012

ESB Financial Corporation	86	2011 Annual Report

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

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2011 relation to criteria for effective internal control over financial reporting as described in “Internal Control—Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2011 its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control—Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Charlotte A. Zuschlag

President and Chief Executive Officer

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

March 15, 2012

ESB Financial Corporation	87	2011 Annual Report

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
One North Wacker Drive, 35th Flr
Chicago, IL 60606
Telephone: (800) 525-4313

Number of Stockholders and Shares Outstanding

As of December 31, 2011, there were 2,517 registered stockholders of record and 14,600,871 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 5, 2011	May 16, 2011	20%
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

ESB Financial Corporation	88	2011 Annual Report

Stock and Dividend Information (continued)

Stock Price Information and Cash Dividends

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented as well as the quarterly cash dividends. All per share data has been adjusted for the year 2010 to reflect the six-for-five stock split paid on May 16, 2011. The Company has paid regular quarterly cash dividends since its inception in June 1990:

	Market Price			Dividend Information
	High	Low	Close	Payment Date	Cash Dividends per Share
2011 Quarter Ended
December 31	$14.50	$10.30	$14.07	January 25, 2012	$0.10
September 30	14.35	9.85	10.96	October 25, 2011	0.10
June 30	14.24	10.59	12.92	July 25, 2011	0.10
March 31	13.53	10.53	12.31	April 25, 2011	0.08
2010 Quarter Ended
December 31	$14.33	$11.40	$13.53	January 25, 2011	$0.08
September 30	12.21	10.03	11.60	October 25, 2010	0.08
June 30	12.47	10.23	10.88	July 23, 2010	0.08
March 31	11.68	8.96	10.74	April 23, 2010	0.08

The last sale price of the Company’s common stock was $12.75 as of February 29, 2012.

ESB Financial Corporation	89	2011 Annual Report

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

Performance Graph provided by SNL Financial.

ESB Financial Corporation	90	2011 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 18, 2012, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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
Madison Woods Joint Venture
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
BelleVue Park

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Elias, Matz, Tiernan & Herrick L.L.P.
2100 Corporate Drive, Suite 400	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	91	2011 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	James P. Wetzel, Jr.
Vice Chairman of the Board	Retired President & Chief Executive Officer
Retired Director, President & Chief Executive Officer of The Ellwood City Hospital	of PHSB Financial Corporation

Charlotte A. Zuschlag
President & Chief Executive Officer

ESB BANK

William B. Salsgiver	Johanna C. Guehl
Chairman of the Board	Owner- Law Offices of Johanna C. Guehl
A Principal - Perry Homes	Affiliate - Kathy L. Hess & Associates, CPA’s

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Retired Director, President & Chief Executive Officer of The Ellwood City Hospital

Charlotte A. Zuschlag	Ronald W. Owen
President & Chief Executive Officer	Senior Relationship Executive - First American Title Insurance Company

Raymond K. Aiken	Joseph W. Snyder
Retired President & Chief Operating Officer of Lockhart Chemical Co.	Sourcing Agent - EQT Corporation

Joseph D. Belas	James P. Wetzel, Jr.
Retired Director- PHSB Financial Corporation	Retired President & Chief Executive Officer of PHSB Financial Corporation

ESB Financial Corporation	92	2011 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	First Vice Presidents, (continued)
Chairman of the Board	Brian W. Hulme
Charlotte A. Zuschlag	Mary Ann Leonardo
President & Chief Executive Officer	Sally A. Mannarino
Larry Mastrean
Group Senior Vice Presidents	Joseph R. Pollock, III
Charles P. Evanoski - Chief Financial Officer	Pamela K. Zikeli
Frank D. Martz- Operations & Corporate Secretary
Todd F. Palkovich - Lending

Senior Vice Presidents	Vice Presidents
Robert A. Ackerman- Accounting	James D. Bish
Richard E. Canonge- Audit, Compliance & Loan Review	Charlotte M. Bolinger
John W. Donaldson II- Lending	Thomas E. Campbell
Teresa Krukenberg- Business Development	Louis C. Frischkorn
Ronald J. Mannarino- Asset/Liability Management	Deborah S. Goehring
Mark A. Platz- Information Technology	Peter J. Greco
Ronald E. Pompeani- Lending	Paul F. Hoyson
Marilyn Scripko- Lending & CRA Officer	Penny K. Koch
John T. Stunda- Human Resources	Mary C. Magestro
Bonita L. Wadding- Controller/Treasurer	Daniel J. Swartz
Alan P. Weber
ESB BANK, ADVISORY BOARD
Lewis N. Banks	Assistant Vice Presidents
Retired teacher Blackhawk School District	Theresa M. Adler
Joseph W. DeNardo	Susan B. Antolic
Retired Chief Meteorologist for WTAE-TV	Kelley J. Avena
George C. Dorsch	Janet S. Barletta
Retired Engineer -	Matthew N. D’Amico
Dept. of Transportation, Commonwealth of Pennsylvania	Amy E. Dicks
Dr. Allan Gastfriend	Judy L. Diesing
Retired Dentist	Susan C. Fisher
Charles W. Hergenroeder	Theresa A. Gerst
Partner- Hergenroeder, Rega, Sommer, LLC	Norene Greer
Watson F. McGaughey, Jr.	Margaret A. Haefele
Retired President - McGaughey Buses, Inc.	Teri L. Huston
Martin Miller	David L. Kramer
Consultant- Miller & Sons Chevrolet	Kyle R. Krupa
Craig E. Wynn	Barbara E. Martinelli
President - Herskowitz and Wynn, P.C.	Beth A. McClymonds
Kristin E. McKelvey
ESB BANK	Kristy A. Gales
William B. Salsgiver	Judith A. Loebig
Chairman of the Board	Marianne L. Mills
Charlotte A. Zuschlag	Ann R. Nelson
President & Chief Executive Officer	Jonathan D. Newell
Madeline Orfitelli
Group Senior Vice Presidents	Janet H. Orr
Charles P. Evanoski	Deborah F. Pagley
Frank D. Martz	Rose L. Pieri
Todd F. Palkovich	James P. Perenovich
Jason Petrella
Senior Vice Presidents	Thomas G. Pfeiffer
Robert A. Ackerman	Keith R. Poleti
Richard E. Canonge	Timothy S. Robinson
John W. Donaldson II	Cynthia L. Scaramazza
Teresa Krukenberg	Jackie A. Smith
Ronald J. Mannarino	Linda Smith
Mark A. Platz	Kathy A. Smyth
Ronald E. Pompeani	Karla L. Spinelli
Marilyn Scripko	Nancy Straley
John T. Stunda	Volynda Teets
Bonita L. Wadding	Janice L. Voynik

First Vice Presidents	Assistant Secretaries
Deborah A. Allen	Linda A. MacMurdo
Kathleen A. Bender	Dana M. Martz
Nancy A. Glitsch	Robin Scheffler

THF, Inc.
Rocco Abbatangelo - President

ESB Financial Corporation	93	2011 Annual Report

Board of Directors

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Mario J. Manna, Joseph W. Snyder and Raymond K. Aiken. Standing from the left are Johanna C. Guehl, Herbert S. Skuba, Charlotte A. Zuschlag, James P. Wetzel, Ronald W. Owen and Joseph D. Belas.

ESB Financial Corporation	94	2011 Annual Report

ALIQUIPPA

Janet Barletta

Financial Services Manager

Phone: 724-378-4436

2301 Sheffield Road

Aliquippa, PA 15001

AMBRIDGE

Karla Spinelli

Financial Services Manager

Phone: 724-266-5002

506 Merchant Street

Ambridge, PA 15003

BALDWIN

Barbara Martinelli

Financial Services Manager

Phone: 412-655-8670

5035 Curry Road

Pittsburgh, PA 15236

BEAVER

Larry Mastrean

Regional Financial Services Manager

Phone: 724-775-1052

701 Corporation Street

Beaver, PA 15009

BEAVER FALLS

Susan Fisher

Financial Services Manager

Phone: 724-847-4004

1427 Seventh Avenue

Beaver Falls, PA 15010

BEECHVIEW

Madeline Orfitelli

Financial Services Manager

Phone: 412-344-7211

1550 Beechview Avenue

Pittsburgh, PA 15216

BUTLER

Margaret Haefele

Financial Services Manager

Phone: 724-789-0057

831 Evans City Road

Renfrew, PA 16053

CENTER TOWNSHIP

Judy Diesing

Financial Services Manager

Phone: 724-774-0332

3531 Brodhead Road

Monaca, PA 15061

CHIPPEWA TOWNSHIP

Teri Huston

Financial Services Manager

Phone: 724-846-6200

2521 Darlington Road

Beaver Falls, PA 15010

CORAOPOLIS

Jackie Smith

Financial Services Manager

Phone: 412-264-8862

900 Fifth Avenue

Coraopolis, PA 15108

CRANBERRY TOWNSHIP

Kristy Gales

Financial Services Manager

Phone: 724-778-9900

2630 Rochester Road

Cranberry Twp., PA 16066

DARLINGTON

Kelley Avena

Financial Services Manager

Phone: 724-827-8500

233 Second Street, PO Box 305

Darlington, PA 16115

ELLWOOD CITY

Pamela Zikeli

Regional Financial Services Manager

Phone: 724-758-5584

600 Lawrence Avenue

Ellwood City, PA 16117

FOX CHAPEL

Theresa Gerst

Financial Services Manager

Phone: 412-782-6500

1060 Freeport Road

Pittsburgh, PA 15238

FRANKLIN TOWNSHIP

Thomas Campbell

Financial Services Manager

Phone: 724-752-2500

1793 Mercer Road

Ellwood City, PA 16117

HOPEWELL TOWNSHIP

Keith Poleti

Financial Services Manager

Phone: 724-378-0505

2293 Brodhead Road

Aliquippa, PA 15001

NESHANNOCK TOWNSHIP

Cynthia Scaramazza

Financial Services Manager

Phone: 724-658-8825

3360 Wilmington Road

New Castle, PA 16105

NEW BRIGHTON

Linda Smith

Financial Services Manager

Phone: 724-846-4920

800 Third Avenue

New Brighton, PA 15066

NORTH SHORE

Bethany Barrow

Customer Service Manager

Phone: 412-231-7297

807 Middle Street

Pittsburgh, PA 15212

NORTHERN LIGHTS

David Kramer

Financial Services Manager

Phone: 724-869-2193

1555 Beaver Road

Baden, PA 15005

SHENANGO TOWNSHIP

Charlotte Bolinger

Financial Services Manager

Phone: 724-654-7781

2731 Ellwood Road

New Castle, PA 16101

SPRING HILL

Jan Orr

Financial Services Manager

Phone: 412-231-0819

Itin & Rhine Streets

Pittsburgh, PA 15212

TROY HILL

Judith Loebig

Financial Services Manager

Phone: 412-231-8238

1706 Lowrie Street

Pittsburgh, PA 15212

WEXFORD

Deborah Allen

Regional Financial Services Manager

Phone: 724-934-8989

101 Wexford-Bayne Road

Wexford, PA 15090

ZELIENOPLE

Deborah Goehring

Financial Services Manager

Phone: 724-452-6500

527 South Main Street

Harmony, PA 16037

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Phone: (724) 758-5584