Form 10-K, Exhibit 13
period 2013-12-31
ESB FINANCIAL CORP
filed 2014-03-14
CIK 872835

EXHIBIT 13

ESB FINANCIAL CORPORATION

2013 Annual Report

Large Company Category
ESB Bank

RECORD EARNINGS 5 CONSECUTIVE YEARS

2009 2010 2011 2012 2013

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

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2013	2012	Change

Total assets	$1,906,917	$1,927,614	(1%)

Securities available for sale	1,063,016	1,110,776	(4%)

Loans receivable, net	695,636	672,086	4%

Total deposits	1,222,767	1,178,057	4%

Borrowed funds, including junior subordinated notes	477,227	530,949	(10%)

Stockholders’ equity	185,843	194,800	(5%)

Net interest income	42,777	43,112	(1%)

Net income	15,344	14,903	3%

Net income per share (diluted) (1)	$0.87	$0.86	1%

Cash dividends declared per share (1)	$0.38	$0.33	15%

Return on average assets	0.81%	0.76%	7%

Return on average stockholders’ equity	8.09%	7.82%	3%

(1)	Outstanding shares and per share data for the year 2012 have been adjusted to reflect the six-for-five stock split of the common shares paid May 17, 2013.

ESB Financial Corporation	1	2013 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	2	2013 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

ESB Financial Corporation had another banner year in 2013. The results of this past year are very significant in that this was the fifth consecutive year that the Company posted record earnings. For the year ended December 31, 2013, ESB Financial Corporation posted earnings of $.87 per diluted share on net income of $15.3 million. This represents a 1.2% increase in net income per diluted share as compared to earnings of $.86 per diluted share on net income of $14.9 million for the year ended December 31, 2012.

The success of ESB Financial Corporation is directly tied to our customers, our shareholders, our employees and our Board of Directors. Our guiding philosophy has been to manage the interest rate margin without compromising asset quality or future earnings potential while continuing to offer quality products to our customers. For at least the last five years this has been accomplished by challenging our employees to actively pursue new customers through commercial, public and personal checking account relationships. The results are very evident in overall deposit growth for the five year period ending in 2013 was a remarkable $345.4 million, or 39.4%, with core deposits encompassing $275.1 million, or 79.6%, of that growth. Reflected in the five year growth was an increase in deposits of $44.7 million, or 3.8%, in 2013. Again, the majority of this growth consisted of core deposits as these increased by $30.7 million, or 5.6%,in 2013.

During the last five year period the banking industry has endured a historically low interest rate environment, increased regulatory burdens and uncertain economic conditions. The focus we placed on actively pursuing deposits and the subsequent growth we have experienced has allowed ESB Bank to thrive. We utilized the funds to repay a portion of our maturing wholesale borrowings, therefore lowering our cost of funds an impressive 237 basis points to 1.30% at December 31, 2013 from 3.67% at the beginning of the five year period. The reduction to our cost of funds has been the driving force behind increasing our net interest margin by 75 basis points during the same five year period to 2.65% at December 31, 2013 from 1.90% at the beginning of the five year period. This five year trend continued into 2013 as the Company replaced approximately $202.6 million of maturing wholesale borrowings with a weighted average rate of 3.41%, with the deposit growth of $44.7 million and wholesale borrowings of approximately $157.7 million with a weighted average rate of 1.05%. This strategy to grow retail deposits and reduce our cost of funds continued to play a significant role in helping to offset declining yields on assets and provided for a slight increase in our margin, which was 2.65% as of December 31, 2013 as compared to 2.63% at December 31, 2012.

Another key component to our success in 2013 was our ability to reduce our non-interest expense. Our management team made the decision to close two of our branch offices in early 2013 in an attempt to increase our operating efficiencies. This decision played a key role in our ability to reduce our non-interest expense by $425,000, or 1.4%, in 2013 as compared to the year ended 2012 while still allowing normal salary increases for our remaining staff. I am also proud that all employees of those closed branch offices were retained and staff adjustments were made through normal attrition.

I am pleased to report that during 2013, the Board of Directors declared its eleventh six-for-five stock split of the ESBF common stock. This stock split, combined with maintaining the current payout of $0.10 per share quarterly cash dividend, effectively increased the cash payout to our stockholders by 20%. I am proud to be able to state that with current quarterly cash dividends remaining at $0.10 per share in 2013 our record of paying cash dividends has reached 94 consecutive quarters.

ESB Financial Corporation	3	2013 Annual Report

Letter to Shareholders (continued)

Awards and Recognition

Some of the more significant accomplishments including awards and recognition for 2013 are summarized as follows:

•

Earnings – ESB Bank posted record earnings for the years of 2009, 2010, 2011, 2012 and 2013. It is also notable to point out that ESB Bank is one of only a few remaining locally owned and operated banks in Western Pennsylvania.

•

Best Places to Work – The Pittsburgh Business Times recently awarded ESB Bank as a first place winner in the annual Best Places to Work competition. ESB placed number one in the large company category (150+ employees) and was one of only two banks named to the Best Places to Work list. ESB Bank has been recognized as a Best Places to Work eight times over the past ten years.

•	Top Workplace – ESB Bank was also recently recognized as a Top Workplace by the Pittsburgh Post-Gazette for the third year in a row.

•

ESB Bank was once again recognized by Bauer Financial for superior financial stability. ESB Bank has consistently earned a five-star rating over the last five years. It is important to note that this five-star rating is the highest rating that a financial institution can earn.

Community Involvement

Our success can be attributed to our steadfast approach in remaining true to who we are as a locally-owned and independent company. Winston Churchill once said that “We make a living by what we get, but we make a life by what we give.” I am happy to share that our employees continue to give back to the communities in which we live and work. Throughout 2013, ESB Bank employees reported a total of 4,305 community service hours ranging from schools, churches and volunteer fire departments to youth organizations and participation in charitable fundraisers. Since the inception of our “ESB BANK CARES” in 2003, ESB Bank employees have contributed over 34,000 hours of service to our communities.

ESB Bank is a proud financial sponsor of local athletic sports teams as well as other artistic, cultural, musical events and a wide variety of nonprofit organizations. ESB Financial Corporation once again participated in the Educational Improvement Tax Credit Program (EITC). This program provides tax credits to eligible businesses contributing to a Scholarship Organization or an Educational Improvement Organization. ESB Financial Corporation and its subsidiaries have participated in the EITC program since 2007. During that time frame, we have distributed over $340,000 to a variety of eligible organizations throughout Western Pennsylvania in which, $25,000 was distributed in 2013 to 21 eligible organizations. This is above and beyond other even more significant monetary contributions and sponsorships made throughout the communities that our 23 branch offices serve over four counties in Western Pennsylvania.

Future Challenges and Opportunities

Although the economy appears to be improving the outlook for interest rates in the year ahead remains largely unchanged, so the concerns and challenges that we faced over the last several years will continue to be a focal point in 2014. I am pleased to state that ESB Financial Corporation is prepared to address these and other challenges that lie ahead. I feel that we are well positioned for future success and to effectively deliver results in a very competitive marketplace. Our attention will be focused on controlling costs while capitalizing on opportunities to improve operations and overall operating efficiencies. As mentioned, we also remain confident and optimistic about future growth opportunities and our ability to continue to develop, grow and expand new as well as existing customer relationships. These approaches coupled with hard work and commitment will allow ESB Financial Corporation to be a sound investment and provide a solid return to our shareholders.

ESB Financial Corporation	4	2013 Annual Report

Letter to Shareholders (continued)

I continue to strongly believe that the success of ESB Financial Corporation in 2013 and over the past five years could not have been accomplished without the continued hard work and support of our customers, our shareholders, our Board of Directors, and each of our dedicated officers and employees. Again, I would like to thank all of you for your continued support, confidence and dedication to the success of ESB. We invite all shareholders to join us at our annual shareholders’ meeting on Wednesday, April 16, 2014 at 4:00 p.m. at the Connoquenessing Country Club in Ellwood City, Pennsylvania.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	5	2013 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2013	2012	2011	2010	2009

Total assets	$1,906,917	$1,927,614	$1,964,791	$1,913,867	$1,960,677
Securities	1,063,016	1,110,776	1,130,116	1,077,672	1,106,910
Loans receivable, net	695,636	672,086	648,921	640,887	671,387
Deposits	1,222,767	1,178,057	1,156,410	1,012,645	944,347
Borrowed funds, including subordinated debt	477,227	530,949	606,960	715,456	829,641
Stockholders’ equity	185,843	194,800	179,075	167,353	164,752
Stockholders’ equity per common share (1)	$10.48	$11.07	$10.29	$9.69	$9.51

	For the year ended December 31,
Operations Data	2013	2012	2011	2010	2009
Net interest income	$42,777	$43,112	$44,087	$42,967	$38,148
Provision for loan losses	500	1,100	1,130	1,404	912

Net interest income after provision for loan losses	42,277	42,012	42,957	41,563	37,236
Noninterest income	6,772	7,325	4,306	4,467	3,595
Noninterest expense	29,854	30,279	28,062	27,813	26,784

Income before income taxes	19,195	19,058	19,201	18,217	14,047
Provision for income taxes	3,341	3,236	3,380	3,553	2,382

Net income	15,854	15,822	15,821	14,664	11,665
Less: net income (loss) attributable to the noncontrolling interest	510	919	911	433	(347)

Net income	$15,344	$14,903	$14,910	$14,231	$12,012

Net income per common share:
Basic (1)	$0.88	$0.87	$0.86	$0.83	$0.70
Diluted (1)	$0.87	$0.86	$0.85	$0.82	$0.69
	As of or for the year ended December 31,
Other Data	2013	2012	2011	2010	2009
Performance Ratios (for the year ended)
Return on average assets	0.81%	0.76%	0.76%	0.73%	0.61%
Return on average equity	8.09%	7.82%	8.40%	8.26%	7.66%
Average equity to average assets	9.96%	9.67%	9.08%	8.87%	7.95%
Interest rate spread (2)	2.50%	2.47%	2.53%	2.48%	2.14%
Net interest margin (2)	2.65%	2.63%	2.68%	2.62%	2.29%
Efficiency ratio	56.00%	54.35%	51.21%	51.58%	57.84%
Noninterest expense to average assets	1.57%	1.54%	1.43%	1.43%	1.36%
Dividend payout ratio (3)	32.57%	48.45%	37.58%	33.90%	40.00%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	1.22%	1.07%	2.00%	2.00%	0.59%
Non-performing assets to total assets	0.56%	0.52%	0.88%	0.75%	0.25%
Allowance for loan losses to total loans	0.95%	0.97%	0.98%	1.00%	0.88%
Allowance for loan losses to non-performing loans	77.82%	90.76%	48.86%	49.78%	147.58%
Capital Ratios (as of year end)
Stockholders’ equity to assets	9.75%	10.11%	9.11%	8.74%	8.40%
Tangible stockholders’ equity to tangible assets	7.32%	6.66%	5.89%	5.76%	5.19%

(1)

Outstanding shares and per share data have been adjusted for the years 2012, 2011, 2010 and 2009 to reflect the six-for-five stock split paid on May 17, 2013. Outstanding shares and per share data have been adjusted for the years 2010 and 2009 to reflect the six-for-five stock split paid on May 16, 2011.

(2)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(3)

Dividend payout ratio calculation utilizes diluted net income per share for all periods. During 2012, the Company declared and paid the fourth quarter dividend in December resulting in a split adjusted payout of $.42 for 2012 and $.28 for 2013 as compared to $.32 in 2011 and $.28 for 2010 and 2009.

ESB Financial Corporation	6	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary, ESB Bank (ESB or the Bank). The Company is also the parent company of ESB Capital Trust IV (Trust IV), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public, and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

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

The Company is subject to examination and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve) as a savings and loan holding company. The Bank is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking and Securities. ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Federal Reserve which governs the reserves required to be maintained against deposits and certain other matters.

During the year ended December 31, 2013, the Company reported net income of $15.3 million, or $0.87 per diluted share, an increase of 1.16% per diluted share when compared to the year ended December 31, 2012. The income for the year reflects the Company’s sustained effort to manage the net interest margin during this challenging time for the banking industry without compromising asset quality or future earnings potential. The result of this effort is reflected in the growth to our diluted earnings per share and the continued growth to our deposit base. The Company has an ongoing campaign to increase commercial, public and personal checking accounts. The results of which were an increase in low cost core deposits in 2013. The Company was able to replace higher priced borrowings with these lower rate deposits therefore contributing to the decline in the cost of funds for the year by 37 basis points to 1.30% at December 31, 2013 from 1.67% at December 31, 2012, which led to a decrease in overall interest expense.

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

The Company has utilized a wholesale strategy since its initial public offering in 1990. The Company manages this strategy through its interest rate risk management on a macro level. The wholesale strategy operates with a lower cost of operations, although with lower interest rate spreads and, therefore, at a lower margin than the retail operations of the Company. This strategy historically produces wider margins during periods of lower short-term interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in rapidly rising rates and rapidly declining rates as well as a sustained inverted yield curve. During 2013, this wholesale leverage strategy accounted for $2.5 million of the Company’s tax equivalent net interest income of $46.8 million.

ESB Financial Corporation	7	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to five years on the wholesale borrowings; (2) the purchase of off-balance sheet interest rate caps and interest rate caps imbedded in structured borrowings’, which help to insulate the Company’s interest rate risk position from increases in interest rates; (3) providing structure in the investment portfolio in the form of corporate bonds and municipal securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

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

•	changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

ESB Financial Corporation	8	2013 Annual Report

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

ESB Financial Corporation	9	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

included in earnings as realized losses. For a discussion on the determination of an other than temporary impairment, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. In 2013, the Company had impairment charges of approximately $310,000 on a $2.5 million collateralized debt obligation. This charge was in addition to impairment charges of $2.0 million taken on the same security in the prior five years. The Company had an independent third party analyze this bond at December 31, 2013. The current Volcker Rule passed on December 10, 2013 prohibits U.S. Banks from investing in certain “covered funds.” If a “covered fund” is owned it must be divested by July 21, 2015. On January 14, 2014, the Federal banking regulatory agencies released a listing of CDO’s that qualify for an exemption under this rule. The Company determined after a review of this list that its MM Community Funding investment is exempted from the Volcker Rule. Although the MM Community investment is exempt from the Volcker Rule, the Company has determined that its intention is to sell this investment in the near future and due to this, the Company wrote the bond down to the fair value at December 31, 2013 as calculated by the third party.

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

The allowance for loan losses at December 31, 2013 was $6.8 million allocated as follows at December 31, 2013: residential loans $3.0 million, or 44.0%; commercial real estate $1.7 million, or 25.3%; commercial business loans $523,000, or 7.7%, consumer loans $1.1 million, or 15.5% and an unallocated portion of $509,000, or 7.5%. The allowance for loan losses was $6.7 million at December 31, 2012.

Goodwill and other intangible assets

The guidance in GAAP regarding goodwill and other intangible assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2013, the Company had $118,000 of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

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

In September 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-08, Testing Goodwill for Impairment which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. The Company evaluated goodwill by assessing various qualitative factors

ESB Financial Corporation	10	2013 Annual Report

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

Changes in Financial Condition

General.    The Company’s total assets decreased $20.7 million, or 1.1%, to $1.91 billion at December 31, 2013 from $1.93 billion at December 31, 2012. This decrease was primarily comprised of net decreases in securities available for sale, accrued interest receivable, premises and equipment, real estate acquired through foreclosure, real estate held for investment, intangible assets and securities receivable of $47.8 million, $723,000, $978,000, $464,000, $2.2 million, $175,000 and $623,000, respectively, partially offset by increases to cash and cash equivalents, loans receivable, FHLB stock, bank owned life insurance and prepaid expenses and other assets of $1.1 million, $23.5 million, $359,000, $570,000 and $6.6 million, respectively.

The decrease in the Company’s total assets reflects a corresponding decrease in total liabilities of $11.7 million, or 0.7%, to $1.72 billion at December 31, 2013 compared to $1.73 billion at December 31, 2012 and a decrease in total stockholders’ equity of $9.0 million, or 4.6%, to $185.8 million at December 31, 2013 from $194.8 million at December 31, 2012. The decrease in total liabilities was primarily due to decreases in repurchase agreements, junior subordinated notes, accounts payable for land development and accrued expenses and other liabilities of $130.0 million, $10.3 million, $650,000 and $2.1 million, respectively, partially offset by increases in deposits, FHLB advances, other borrowings and advance payments by borrowers for taxes and insurance of $44.7 million, $77.7 million, $8.9 million and $40,000, respectively. The net decrease in total stockholders’ equity can be attributed primarily to a decrease in accumulated other comprehensive income (AOCI) of $20.5 million, partially offset by increases in additional paid in capital and retained earnings of $905,000 and $8.5 million, respectively, as well as decreases in treasury stock and unearned employee stock ownership plan of $1.3 million and $1.0 million, respectively.

Cash on hand, Interest-earning deposits and Federal funds sold.    Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $1.1 million, or 7.6%, to $16.2 million at December 31, 2013 from $15.1 million at December 31, 2012. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities.    The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio decreased by $47.8 million or 4.3% to $1.1 billion at December 31, 2013. During 2013, the Company recorded purchases of available for sale securities of $207.1 million, consisting of purchases of fixed-rate mortgage backed securities of $162.2 million, adjustable-rate mortgage backed securities of $28.9 million, municipal bonds of $16.0 million and equity securities of $3,000.

ESB Financial Corporation	11	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Offsetting this increase were sales of $10.3 million, consisting of sales of common stock of $449,000 resulting in a gain of $256,000, a fixed-rate CMO of $1.5 million resulting in a gain of $268,000 and corporate bonds of $8.3 million resulting in a gain of $374,000. In addition, there were repayments and maturities of securities of $209.2 million, premium amortizations of $3.0 million and realized losses of $310,000 on other than temporarily impaired securities. In addition, the portfolio decreased by $33.6 million due to decreases in fair value. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio.

Loans receivable.    The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and to a lesser extent commercial and consumer loans. Net loans receivable increased $23.5 million, or 3.5%, to $695.6 million at December 31, 2013 from $672.1 million at December 31, 2012. Included in this increase were increases in mortgage loans and consumer loans of $24.4 million, or 4.9% and $1.3 million, or 0.9%, respectively, partially offset by a decrease in commercial loans of $1.6 million, or 3.0%, and an increase in allowance for loan losses, deferred loan fees and discounts and loans in process of a combined $509,000, or 2.5%.

Non-performing assets.    Non-performing assets include non-accrual loans, repossessed vehicles, real estate acquired through foreclosure (REO) and loans modified in troubled debt restructuring (TDR). Non-performing assets increased $740,000, or 7.4%. to $10.8 million, or 0.56%, of total assets at December 31, 2013 from $10.0 million, or 0.52%, of total assets at December 31, 2012. Non-performing assets consisted of non-performing loans, REO, repossessed vehicles and TDRs of $8.6 million, $2.0 million, $33,000 and $107,000, respectively, at December 31, 2013 and $7.0 million, $2.4 million, $181,000 and $368,000, respectively, at December 31, 2012. The increase in non-performing assets was primarily due to an increase in non-performing loans of $1.6 million, partially offset by decreases in REO, repossessed vehicles and TDR’s of $464,000, $148,000 and $261,000, respectively. At December 31, 2013, the Company also had $10.7 million of TDR’s that were in compliance with their modified terms.

Accrued interest receivable.    Accrued interest receivable decreased by $723,000, or 9.0%, to $7.3 million at December 31, 2013 as compared to $8.1 million at December 31, 2012. This decrease was primarily a result of decreases in the yields on both the loan and securities portfolios.

FHLB stock.    FHLB stock increased $359,000 to $15.4 million at December 31, 2013 compared to $15.1 million at December 31, 2012. The Bank is required to maintain an investment in capital stock of the FHLB of Pittsburgh in an amount not less than 5.0% of its outstanding notes payable to the FHLB of Pittsburgh.

Premises and equipment.    Premises and equipment decreased $978,000, or 6.8%, to $13.3 million at December 31, 2013 from $14.3 million at December 31, 2012. This decrease was primarily due to depreciation offsetting purchases during the year. Additionally, the Company sold one of two buildings in 2013 that were held for sale at December 31, 2012 resulting in a decrease of $136,000 to properties held for sale.

Real estate held for investment.    The Company’s real estate held for investment decreased $2.2 million, or 21.6%, to $7.8 million at December 31, 2013 from $10.0 million at December 31, 2012. This decrease is the result of sales activity in the joint ventures in which the Company has a 51% ownership. For a complete description of the Company’s existing projects see “Item 1. Business – Subsidiaries” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

Intangible assets.    Intangible assets decreased $175,000, or 58.0%, to $127,000 at December 31, 2013 from $302,000 at December 31, 2012. The decrease primarily resulted from amortization of the core deposit intangible

ESB Financial Corporation	12	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

of approximately $170,000. Additionally, the mortgage servicing asset resulting from the loan sale and securitization in 2002 experienced amortization of approximately $8,000 in 2013, partially offset by a $3,000 recovery of the valuation against the servicing asset.

Prepaid expenses and other assets.    Prepaid expenses and other assets increased by $6.6 million, or 98.6%, to $13.2 million at December 31, 2013 from $6.6 million at December 31, 2012. This increase was primarily the result of increases to the deferred tax assets of approximately $8.6 million, partially offset by a decrease in the prepaid FDIC premium of $2.0 million.

Bank owned life insurance.    Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The cash surrender value of the BOLI as of December 31, 2013 was $30.6 million as compared to $30.0 million as of December 31, 2012.

Deposits.    The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $1.2 billion, or 71.9% of the Company’s total funding sources at December 31, 2013. Total deposits increased $44.7 million, or 3.8%, to $1.2 billion at December 31, 2013. For the year, the Company’s interest-bearing demand and savings deposits increased $15.9 million, or 3.7%, time deposits increased $14.0 million, or 2.2% and noninterest-bearing deposits increased $14.8 million, or 13.5%. The increase to core deposits of approximately $30.7 million is primarily due to the Company’s ongoing campaign to increase these type of accounts. The Company continues to be diligent in monitoring the rates being offered by regional banks in the Company’s market area and offering special time deposit rates to remain competitive.

Advance payments by borrowers for taxes and insurance.    Advance payments by borrowers for taxes and insurance increased $40,000, or 1.5%, to $2.7 million at December 31, 2013 from $2.6 million at December 31, 2012 due to the increase in the net loans receivable.

Borrowed funds.    The Company utilizes short and long-term borrowings as another source of funding for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds decreased $53.7 million, or 10.1%, to $477.2 million at December 31, 2013 from $530.9 million at December 31, 2012. FHLB advances increased $77.7 million, or 36.4%, repurchase agreements decreased $130.0 million, or 48.5%, other borrowings increased $8.9 million, or 267.7%, while junior subordinated notes decreased at $10.3 million, or 22.2%, during the year ended December 31, 2013. Borrowed funds and deposits are two of the primary sources of funds for the Company. As part of its general business practice, the Company seeks out the most competitive rate on the products and will adjust the mix of FHLB advances and repurchase agreements accordingly. During the first quarter of 2013, the Company entered into a loan with WesBanco Bank and used the proceeds to redeem a portion of the junior subordinated notes. Additional information regarding the redemption can be found in Footnote 7 to the consolidated financial statements.

Accounts payable for land development.    Accounts payable for land development decreased by $650,000, or 32.0%, to $1.4 million at December 31, 2013 from $2.0 million at December 31, 2012. This account represents the unpaid portion of the development costs for the Company’s joint ventures. The decrease is primarily due to ongoing construction activity at the Company’s existing joint venture projects.

Accrued expenses and other liabilities.    Accrued expenses and other liabilities decreased $2.1 million, or 11.1%, to $17.0 million at December 31, 2013 from $19.2 million at December 31, 2012. The decrease was primarily due to a reduction of the deferred tax liability of $2.5 million and a decrease in the valuation allowance on the interest rate cap contracts of $1.9 million, partially offset by increases in capital stock dividend distributable and accrued FDIC insurance of $1.8 million and $332,000, respectively.

ESB Financial Corporation	13	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Stockholders’ equity.    Stockholders’ equity decreased by $9.0 million, or 4.6%, to $185.8 million at December 31, 2013 from $194.8 million at December 31, 2012. The net decrease in total stockholders’ equity can be attributed primarily to a decrease in accumulated other comprehensive income (AOCI) of $20.5 million, partially offset by increases in additional paid in capital and retained earnings of $905,000 and $8.5 million, respectively, as well as decreases in treasury stock and unearned employee stock ownership plan of $1.3 million and $1.0 million, respectively. The decrease in AOCI represents temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. The increase in retained earnings resulted from net income.

Results of Operations

General.    The Company reported net income of $15.3 million, $14.9 million and $14.9 million in 2013, 2012 and 2011, respectively.

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

ESB Financial Corporation	14	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	Year ended December 31,
	2013			2012			2011
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$638,635	$19,534	3.06%	$701,243	$24,944	3.56%	$776,765	$31,751	4.09%
Taxable corporate bonds AFS	258,581	6,582	2.55%	239,554	7,571	3.13%	163,690	6,203	3.79%
Tax-exempt securities available for sale	149,332	6,579	6.68%	147,624	6,616	6.89%	142,729	6,415	6.91%

	1,046,548	32,695	3.44%	1,088,421	39,131	3.93%	1,083,184	44,369	4.42%

Mortgage loans	497,812	23,386	4.70%	485,096	24,461	5.04%	469,358	25,612	5.46%
Other loans	155,615	7,225	4.64%	150,417	7,527	5.00%	150,608	8,170	5.42%
Tax-exempt loans	37,335	1,283	5.21%	35,673	1,286	5.54%	26,487	1,023	5.94%

	690,762	31,894	4.71%	671,186	33,274	5.06%	646,453	34,805	5.47%

Interest bearing deposits and federal funds sold	10,695	4	0.04%	28,734	56	0.19%	40,102	53	0.13%
FHLB stock	15,215	161	1.06%	18,296	51	0.28%	23,304	-	-

	25,910	165	0.64%	47,030	107	0.23%	63,406	53	0.08%

Total interest-earning assets	1,763,220	64,754	3.90%	1,806,637	72,512	4.24%	1,793,043	79,227	4.64%
Other noninterest-earning assets	141,289	-	-	165,340	-	-	163,332	-	-

Total assets	$1,904,509	$64,754	3.61%	$1,971,977	$72,512	3.90%	$1,956,375	$79,227	4.25%

Interest-bearing liabilities:
Interest-bearing demand deposits	$462,801	$355	0.08%	$442,636	$501	0.11%	$363,403	$1,032	0.28%
Time deposits	633,152	7,017	1.11%	646,352	8,824	1.37%	646,186	10,922	1.69%

	1,095,953	7,372	0.67%	1,088,988	9,325	0.86%	1,009,589	11,954	1.18%

FHLB advances	250,637	5,587	2.23%	198,272	6,357	3.21%	238,779	7,536	3.16%
Repurchase agreements	178,417	6,397	3.59%	308,625	10,895	3.53%	357,583	12,481	3.49%
Other borrowings	11,562	487	4.21%	7,560	368	4.87%	15,770	736	4.67%

	440,616	12,471	2.83%	514,457	17,620	3.42%	612,132	20,753	3.39%

Junior subordinated notes – fixed	36,083	2,088	5.79%	36,083	2,094	5.80%	36,083	2,088	5.79%
Junior subordinated notes – adjustable	1,289	46	3.57%	10,310	361	3.50%	10,310	345	3.35%

	37,372	2,134	5.71%	46,393	2,455	5.29%	46,393	2,433	5.24%

Total interest-bearing liabilities	1,573,941	21,977	1.40%	1,649,838	29,400	1.78%	1,668,114	35,140	2.11%
Noninterest-bearing demand deposits	119,140	-	-	105,933	-	-	90,585	-	-
Other noninterest-bearing liabilities	21,816	-	-	25,554	-	-	20,130	-	-

Total liabilities	1,714,897	21,977	1.28%	1,781,325	29,400	1.65%	1,778,829	35,140	1.98%
Stockholders’ equity	189,612	-	-	190,652	-	-	177,546	-	-

Total liabilities and equity	$1,904,509	$21,977	1.15%	$1,971,977	$29,400	1.49%	$1,956,375	$35,140	1.80%

Net interest income		$42,777			$43,112			$44,087

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			2.50%			2.46%			2.53%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.65%			2.63%			2.68%

ESB Financial Corporation	15	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	2013 vs. 2012			2012 vs. 2011
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$(1,461)	$(4,975)	$(6,436)	$214	$(5,452)	$(5,238)
Loans	951	(2,331)	(1,380)	1,297	(2,828)	(1,531)
Interest bearing deposits and federal funds sold	(23)	(29)	(52)	(18)	21	3
FHLB stock	(10)	120	110	-	51	51

Total interest-earning assets	(543)	(7,215)	(7,758)	1,493	(8,208)	(6,715)

Interest expense:
Deposits	59	(2,012)	(1,953)	883	(3,512)	(2,629)
FHLB advances	1,441	(2,211)	(770)	(1,297)	118	(1,179)
Repurchase agreements	(4,666)	168	(4,498)	(1,727)	141	(1,586)
Other borrowings	174	(55)	119	(398)	30	(368)
Subordinated debt	(504)	183	(321)	-	22	22

Total interest-bearing liabilities	(3,496)	(3,927)	(7,423)	(2,539)	(3,201)	(5,740)

Net interest income	$2,953	$(3,288)	$(335)	$4,032	$(5,007)	$(975)

2013 Results Compared to 2012 Results

General.    The Company reported net income of $15.3 million and $14.9 million for 2013 and 2012, respectively. The $441,000, or 3.0%, increase in net income between 2013 and 2012 can primarily be attributed to decreases in the provision for loan losses, noninterest expense and net income attributable to the noncontrolling interest of $600,000, $425,000 and $409,000, respectively, partially offset by decreases in net interest income and noninterest income of $335,000 and $553,000, respectively, as well as an increase in the provision for income taxes of $105,000.

Net interest income.    Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates as well as a sustained inverted yield curve. Net interest income decreased by $335,000, or 0.8%, to $42.8 million in 2013, compared to $43.1 million in 2012. This decrease in net interest income can be attributed to a decrease in interest income of $7.8 million, or 10.7%, partially offset by a decrease in interest expense of $7.4 million, or 25.2%. The decrease to interest expense reflects a 38 basis point decrease in the cost of interest bearing liabilities to 1.40% in 2013 from 1.78% in 2012.

Interest income.    Interest income decreased $7.8 million, or 10.7%, to $64.8 million in 2013, compared to $72.5 million in 2012. This decrease in interest income can be attributed to decreases in interest earned on loans receivable, securities available for sale and interest earning deposits of $1.4 million, $6.4 million and $52,000 respectively, partially offset by interest earned on FHLB stock of $110,000.

Interest earned on loans receivable decreased $1.4 million, or 4.1%, to $31.9 million in 2013, compared to $33.3 million in 2012. This decrease was attributable to a decrease yield on the portfolio to 4.71% at December 31,

ESB Financial Corporation	16	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

2013 as compared to 5.06% at December 31, 2012, partially offset by an increase in the average balance of loan outstanding of $19.6 million, or 2.9%, to $690.8 million for the year ended December 31, 2013, as compared to $671.2 million for the year ended December 31, 2012.

Interest earned on securities decreased $6.4 million, or 16.4%, to $32.7 million in 2013 compared to $39.1 million in 2012. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 49 basis points to 3.44% in 2013, compared to 3.93% in 2012, as well as a decrease in the average balance of securities of $41.9 million, or 3.8% to $1.05 billion for the year ended December 31, 2013, as compared to $1.09 billion for the year ended December 31, 2012.

Interest expense.    Interest expense decreased $7.4 million, or 25.2%, to $22.0 million in 2013, compared to $29.4 million in 2012. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $2.0 million, $5.1 million and $321,000, respectively.

Interest incurred on deposits decreased $2.0 million, or 20.9%, to $7.4 million in 2013, compared to $9.3 million in 2012. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 0.67% in 2013 from 0.86% in 2012, partially offset by an increase of $7.0 million, or 0.6%, in the average balance of interest-bearing deposits to $1.10 billion in 2013 as compared to $1.09 billion in 2012. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $5.1 million, or 29.2%, to $12.5 million in 2013, compared to $17.6 million in 2012. This decrease was primarily attributable to a decrease in the average balance of borrowed funds of $73.8 million, or 14.4%, to $440.6 million in 2013, compared to $514.5 million in 2012, as well as a decrease in the cost of these funds to 2.83% in 2013 compared to 3.42% in 2012. During the year ended December 31, 2013, the Company had approximately $202.6 million of maturing wholesale borrowings at a weighted average rate of 3.41% and an original call/maturity of 4.5 years. The borrowings that matured were partially replaced with wholesale borrowings of approximately $157.7 million at a weighted average rate of 1.05% and an original call/maturity of 3.3 years and the deposit growth of approximately $44.7 million during the period.

Interest expense on junior subordinated notes decreased $321,000, or 13.1%, to $2.1 million at December 31, 2013 as compared to $2.5 million in 2012, primarily due to a decrease in the average balance of $9.0 million, or 19.4% to $37.4 million in 2013, compared to $46.4 million in 2012 as a result of redemptions, partially offset by an increase in the cost of these funds to 5.71% in 2013, compared to 5.29% in 2012.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses decreased $600,000 to $500,000 for the year ended December 31, 2013 compared to $1.1 million for the prior year. These provisions were part of the normal operations of the Company for 2013. As a result of the provisions for loan losses during 2013 and 2012, the Company’s allowance for loan losses amounted to $6.8 million, or 0.95%, of the Company’s total loan portfolio at December 31, 2013 compared to $6.7 million, or 0.97%, at December 31, 2012. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2013 and December 31, 2012 was 77.82% and 90.76%, respectively.

ESB Financial Corporation	17	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Noninterest income.    Noninterest income decreased $553,000, or 7.5%, to $6.8 million in 2013, compared to $7.3 million in 2012. This decrease can be attributed to decreases in income from real estate joint ventures and cash surrender value of bank owned life insurance (BOLI) of $1.1 million and $39,000, respectively, as well as an increase in net impairment losses on securities of $279,000. These decreases were partially offset by increases in fees and service charges, net realized gain on securities available for sale and other income of $42,000, $152,000 and $138,000, respectively, as well as a net realized gain on derivatives of $15,000 as compared to a net realized loss of $550,000 for the year ended December 31, 2012.

Fees and service charges increased $42,000, or 1.2%, to $3.4 million in 2013. The nominal increase was primarily due to an increase in debit card transaction fees, partially offset by decreases in fees on NOW accounts and loans.

Net realized gain on investments increased $152,000, or 20.4%, to $898,000 in 2013 compared to $746,000 in 2012. Net impairment losses on securities increased $279,000 to $310,000 in 2013 compared to $31,000 in 2012. During 2013, the Company incurred pre-tax impairment charges of approximately $310,000 on a $2.5 million collateralized debt obligation. There was no non-credit related other than temporary impairment (OTTI) on this debt security recognized in AOCI during 2013.

Income from real estate joint ventures decreased $1.1 million, or 47.9%, to $1.2 million in 2013 compared to $2.4 million in 2012 The Company has a 51% ownership in its real estate joint ventures. The Company has a mixture of joint ventures in which it participates either in land development only or construction of units.

Noninterest expense.    Noninterest expenses decreased $425,000 or 1.4%, to $29.9 million in 2013, compared to $30.3 million in 2012. This decrease can be primarily attributed to decreases in premises and equipment, federal deposit insurance premiums, data processing, amortization of intangible assets and other expenses of $204,000, $204,000, $15,000, $81,000 and $440,000, respectively, partially offset by an increase to compensation and employee benefits of $469,000 and advertising expenses of $50,000.

Compensation and employee benefits increased $469,000, or 2.7%, to $18.0 million in 2013, compared to $17.5 million in 2012. This increase was related to increases to stock compensation expense, retirement plan expense, employee life and health insurance expenses of $231,000 $135,000 and $81,000, respectively.

Premises and equipment expense decreased $204,000, or 6.9%, to $2.8 million in 2013, compared to $3.0 million in 2012. During 2012 and 2013, the Company held properties for sale. During 2012, the Company recorded impairment charges of $200,000 on these properties, as compared to impairment charges of $30,000 in 2013. Resulting in a reduction of expense between the periods of $170,000. Additionally, as a result of the closure of two branch offices at the beginning of 2013, the Company realized a reduction to expenses that were part of the normal course of business, in repairs and maintenance and depreciation to the Company’s properties.

Federal deposit insurance premiums expense decreased $204,000, or 14.1%, to $1.2 million in 2013 compared to $1.5 million in 2012. This decrease was primarily due to a decrease in the quarterly assessment rate the Bank is paying to the FDIC.

Data processing expense decreased $15,000, or 0.6%, to $2.4 million in 2013. This decrease was primarily due to decreases in data processing depreciation, data processing supplies and data processing service fees of $19,000, $5,000 and $4,000, respectively offset by an increase in data processing service contracts of $13,000.

Amortization of the core deposit intangible decreased $81,000, or 32.3%, to $170,000 in 2013, compared to $251,000 in 2012. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $110,000 and $8,000 for the years 2014 and 2015, respectively.

Other noninterest expense decreased $440,000, or 8.7%, to $4.6 million in 2013, compared to $5.1 million in 2012. The decreases were primarily due to decreased costs related to the Company’s REO properties.

ESB Financial Corporation	18	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Provision for income taxes.    The provision for income taxes increased $105,000, or 3.2%, to $3.3 million in 2013 as compared to $3.2 million in 2012. The effective tax rate for 2013 was 17.9% compared to 17.8% in 2012. This was primarily due to a decrease in the percentage of the Company’s tax free income to total income, as well as an increase in state taxes, due primarily to a reduction of the state EITC tax credits in 2013.

2012 Results Compared to 2011 Results

General.    The Company reported net income of $14.9 million and $14.9 million in 2012 and 2011, respectively. The $7,000, or 0.05%, decrease in net income between 2012 and 2011 can primarily be attributed to a decrease in interest income of $6.7 million and increases in noninterest expense and net income attributable to the noncontrolling interest of $2.2 million and $8,000, respectively, partially offset by decreases in interest expense, provision for loan losses and provision for income taxes of $5.7 million, $30,000 and $144,000, respectively, as well as an increase in noninterest income of $3.0 million.

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

Interest income.    Interest income decreased $6.7 million, or 8.5%, to $72.5 million in 2012, compared to $79.2 million in 2011. This decrease in interest income can be attributed to decreases in interest earned on loans receivable and securities available for sale of $1.5 million and $5.2 million, respectively, partially offset by interest earned on FHLB Stock of $51,000.

Interest earned on loans receivable decreased $1.5 million, or 4.4%, to $33.3 million in 2012, compared to $34.8 million in 2011. This decrease was attributable to a decrease yield on the portfolio to 5.06% at December 31, 2012 as compared to 5.47% at December 31, 2011, partially offset by an increase in the average balance of loan outstanding of $24.7 million, or 3.8%, to $671.2 million for the year ended December 31, 2012, as compared to $646.5 million for the year ended December 31, 2011.

Interest earned on securities decreased $5.2 million, or 11.8%, to $39.1 million in 2012 compared to $44.4 million in 2011. This decrease was primarily attributable to a decline in the tax equivalent yield on the portfolio of 48 basis points to 3.92% in 2012, compared to 4.40% in 2011, partially offset by an increase in the average balance of securities of $5.2 million, or 0.5% to $1.09 billion for the year ended December 31, 2012, as compared to $1.08 billion for the year ended December 31, 2011.

Interest expense.    Interest expense decreased $5.7 million, or 16.3%, to $29.4 million in 2012, compared to $35.1 million in 2011. This decrease in interest expense can be attributed to decreases in interest incurred on deposits and borrowed funds of $2.6 million and $3.1 million, respectively, partially offset by an increase in interest incurred on junior subordinated notes of $22,000.

ESB Financial Corporation	19	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest incurred on deposits decreased $2.6 million, or 22.0%, to $9.3 million in 2012, compared to $12.0 million in 2011. This decrease was primarily attributable to a decrease in the cost of interest earning deposits to 0.86% in 2012 from 1.18% in 2011, partially offset by an increase of $79.4 million, or 7.9%, in the average balance of interest-bearing deposits to $1.1 billion in 2012 as compared to $1.0 billion in 2011. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on borrowings, which includes FHLB advances and repurchase agreements decreased $3.1 million, or 15.1%, to $17.6 million in 2012, compared to $20.8 million in 2011. This decrease was primarily attributable to a decrease in the average balance of borrowed funds of $97.7 million, or 16.0%, to $514.5 million in 2012, compared to $612.1 million in 2011, partially offset by an increase in the cost of these funds to 3.42% in 2012 compared to 3.39% in 2011. During 2012, the Company had approximately $105.7 million of maturing wholesale borrowings at a weighted average rate of 3.47% and an original call/maturity of 3.8 years. The borrowings that matured were partially replaced with the deposit growth of approximately $21.6 million during the period. The restructuring of these borrowings contributed to the overall decline in interest expense in 2012. For purposes of determining the average life of the borrowings, the Company utilizes the call date if applicable.

Interest expense on junior subordinated notes increased $22,000, or 0.9%, to $2.5 million at December 31, 2012 as compared to $2.4 million in 2011, primarily due to an increase in the cost of these funds to 5.29% in 2012, compared to 5.24% in 2011.

Provision for loan losses.    The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses decreased $30,000 to $1.1 million for the year ended December 31, 2012. These provisions were part of the normal operations of the Company for 2012. As a result of the provisions for loan losses during 2012 and 2011, the Company’s allowance for loan losses amounted to $6.7 million, or 0.97%, of the Company’s total loan portfolio at December 31, 2012 compared to $6.5 million, or 0.98%, at December 31, 2011. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2012 and December 31, 2011 was 90.76% and 48.86%, respectively.

Noninterest income.    Noninterest income increased $3.0 million, or 70.1%, to $7.3 million in 2012, compared to $4.3 million in 2011. This increase can be attributed to increases in income from real estate joint venture and other income of $1.5 million and $105,000, respectively, as well as decreases in net impairment losses on securities and net realized loss on derivatives of $416,000 and $1.5 million, respectively, partially offset by decreases in fees and service charges, net gain on sale of loans, cash surrender value of bank owned life insurance (BOLI) and net realized gain on securities available for sale of $149,000, $7,000, $95,000 and $191,000, respectively.

Fees and service charges decreased $149,000, or 4.2%, to $3.4 million in 2012, compared to $3.5 million in 2011. The decrease is primarily due to a decrease in fees on NOW Accounts of $79,000 and loan fees of $68,000.

Net realized gain on investments decreased $191,000 from $937,000 in 2011 to $746,000 in 2012. Net impairment losses on securities decreased $416,000 to reflect a loss of $31,000 in 2012 compared to a loss of $447,000 in 2011. During 2012, the Company incurred pre-tax impairment charges of approximately $31,000, including approximately $5,000 on a $2.5 million collateralized debt obligation that is comprised of ten financial

ESB Financial Corporation	20	2013 Annual Report

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

Income from the cash surrender value of BOLI decreased $95,000, or 13.5%, to $609,000 in 2012, compared to $704,000 in 2011. The BOLI consists of separate account policies backed by separate account assets. These assets re-priced in 2012 during a declining rate environment, which resulted in lower overall yields.

Income from real estate joint ventures increased $1.5 million, or 168.4%, to $2.4 million in 2012 compared to $881,000 in 2011. Partially offsetting the income recognized for the year 2011 was a pre-tax write-down of land acquisition and development costs as well as unit construction costs of approximately $1.3 million at the Company’s joint ventures.

Noninterest expense.    Noninterest expenses increased $2.2 million, or 7.9%, to $30.3 million in 2012, compared to $28.1 million in 2011. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, federal deposit insurance premiums, data processing and other expenses of $1.2 million, $302,000, $170,000, $84,000 and $553,000, respectively, partially offset by decreases to amortization of intangible assets of $81,000.

Compensation and employee benefits increased $1.2 million, or 7.3%, to $17.5 million in 2012, compared to $16.3 million in 2011. This increase was related to normal salary adjustments and bonuses between the years of approximately $619,000 as well as increases to stock compensation expense, retirement plan expense, employee life and health insurance expenses and various taxes and insurance of $224,000, $166,000, $81,000 and $40,000, respectively.

Premises and equipment expense increased $302,000, or 11.3%, to $3.0 million in 2012, compared to $2.7 million in 2011. The Company incurred increases to expenses that were part of the normal course of business, in repairs and maintenance, taxes and depreciation to the Company’s properties, as well as impairment charges of $192,000 on two buildings that were held for sale at December 31, 2012.

Federal deposit insurance premiums expense increased $170,000, or 13.3%, to $1.5 million in 2012 compared to $1.3 million in 2011. This increase is primarily due to an increase in the quarterly assessment rate the Bank is paying to the FDIC.

Data processing expense increased $84,000, or 3.6%, to $2.4 million in 2012 compared to $2.3 million in 2011. This increase is primarily due to increases in data service contracts and data processing service fees of $68,000 and $22,000, respectively offset by a slight decrease in depreciation expense of $5,000.

Amortization of the core deposit intangible decreased $81,000, or 24.4%, to $251,000 in 2012, compared to $332,000 in 2011. The decrease was to the normal amortization of the core deposit intangible of prior acquisitions. Amortization is expected to total $170,000, $110,000 and $8,000 for the years 2013, 2014 and 2015, respectively.

Other noninterest expense increased $553,000, or 12.2%, to $5.1 million in 2012, compared to $4.5 million in 2011. The increases were primarily due to increased costs related to the Company’s REO properties.

Provision for income taxes.    The provision for income taxes decreased $144,000, or 4.3%, to $3.2 million in 2012 as compared to $3.4 million in 2011. The effective tax rate for 2012 was 17.8% compared to 18.5% in 2011. This was primarily due to an increase in the percentage of the Company’s tax free income to total income, partially offset by the $151,000, or 0.8%, decrease in pre-tax income.

ESB Financial Corporation	21	2013 Annual Report

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

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations and Group Senior Vice President/Lending. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate mortgage-backed securities, corporate bonds and trust preferred securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of off-balance sheet interest rate caps and structured borrowings with imbedded caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2013, the implementation of these asset and liability initiatives resulted in the following: (i) $130.9 million or 20.6% of the Company’s mortgage-backed securities portfolio, $130.1 million or 63.1% of the Company’s corporate bond portfolio and $37.2 million or 95.6% of the Company’s trust preferred securities portfolio were secured by ARMs; (ii) $177.8 million or 24.8% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less and $49.8 million or 13.6% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs, (iii) the weighted average call/maturity of the Company’s FHLB advances and repurchase agreements was 3.8 years and (iv) the Company had $230.0 million in notional amount of interest rate caps and $40.0 million in structured borrowings with imbedded caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company historically being able to maintain a one-year interest rate sensitivity gap (GAP) ranging between 0.0% of total assets to a negative 20.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2013, the Company’s interest-earning assets maturing or repricing within one year totaled $623.2 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $734.9

ESB Financial Corporation	22	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $111.7 million or a negative 5.9% of total assets. At December 31, 2013, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 84.8%. The Company normally strives to maintain its one-year interest rate sensitivity gap between a range of 0.0% and a negative 20.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2013 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due beyond six months but within one year	Due beyond one year but within three years	Due beyond three years but within five years	Due beyond five years	Total
Total interest-earning assets	$475,477	$147,730	$445,480	$229,623	$462,859	$1,761,169
Total interest-bearing liabilities	500,644	234,304	401,645	245,661	317,767	1,700,021

Maturity or repricing gap during the period	$(25,167)	$(86,574)	$43,835	$(16,038)	$145,092	$61,148

Cumulative gap	$(25,167)	$(111,741)	$(67,906)	$(83,944)	$61,148

Ratio of gap during the period to total assets	(1.32%)	(4.54%)	2.30%	(0.84%)	7.61%

Ratio of cumulative gap to total assets	(1.32%)	(5.86%)	(3.56%)	(4.40%)	3.21%

Total assets						$1,906,917

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

ESB Financial Corporation	23	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2013 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2013 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2013 for the change in EVE. The impact of the rate change for net interest income is compared to the base amount which can fluctuate from period to period.

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income – increase (decrease)	2.15%	3.21%	(3.34%)	N/A
Return on average equity – increase (decrease)	4.25%	6.32%	(6.44%)	N/A
Diluted earnings per share – increase (decrease)	4.39%	6.54%	(6.65%)	N/A
EVE – increase (decrease)	(10.90%)	(24.04%)	(4.75%)	N/A

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

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income – increase (decrease)	3.19%	6.13%	(3.49%)	N/A
Return on average equity – increase (decrease)	6.52%	12.59%	(7.26%)	N/A
Diluted earnings per share – increase (decrease)	6.80%	13.07%	(7.45%)	N/A
EVE – increase (decrease)	(3.47%)	(10.65%)	(13.76%)	N/A

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

ESB Financial Corporation	24	2013 Annual Report

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

Net cash provided by operating activities totaled $26.1 million for the year ended December 31, 2013. Net cash provided by operating activities was primarily comprised of net income before non-controlling interest of $15.9 million as well as slight variances in other operating activities.

Funds used by investing activities totaled $10.7 million during the year ended December 31, 2013. Primary uses of funds were $202.8 million of loan originations, $207.1 million for purchases of securities available for sale, $8.5 million for purchases of FHLB stock and $7.5 million for funding of real estate held for investment. Primary sources of funds include principal repayments of loans receivable and securities available for sale of $182.8 million and $209.2 million, respectively, as well as proceeds from the sale of securities available for sale of $10.3 million, proceeds from the sale of REO of $586,000, proceeds from the redemption of FHLB stock of $8.1 million and $4.3 million of proceeds from real estate held for investment.

Funds used by financing activities totaled $14.2 million for the year ended December 31, 2013. The primary uses of funds were for repayments of long term borrowings, net decrease in short-term borrowings, redemption of junior subordinated notes and dividends paid of $203.7 million, $15.9 million, $10.3 million and $5.0 million, respectively, offset by sources of funds including an increase in deposits and proceeds from long-term borrowings of $44.7 million and $176.2 million, respectively.

At December 31, 2013, the total approved loan commitments outstanding amounted to $3.3 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $90.2 million, the unadvanced portion of construction loans approximated $15.8 million and letters of credit amounted to $2.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2013 totaled $437.7 million.

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

ESB Financial Corporation	25	2013 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s contractual obligations at December 31, 2013 are as follows:

(Dollar amounts in thousands)		Payment due by period

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

Long-term debt obligations (1)	$399,127	$83,392	$117,131	$162,521	$36,083
Time deposits (1)	310,527	102,531	176,020	27,264	4,712
Operating lease obligations	331	77	125	100	29
Supplemental executive retirement plan	5,385	85	170	535	4,595
Directors’ retirement plan	839	128	268	271	172

Total Contractual Obligations	$716,209	$186,213	$293,714	$190,691	$45,591

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The FDIC has adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis points over those levels to be considered well capitalized. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2013, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and tier-one risk-based capital ratios of 9.1% and 15.3%, respectively.

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

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	26	2013 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2013	2012
Assets
Cash on hand and in banks	$7,272	$5,664
Interest-earning deposits	8,942	9,400

Cash and cash equivalents	16,214	15,064
Securities available for sale; cost of $1,051,311 and $1,065,447	1,063,016	1,110,776
Loans receivable, net of allowance for loan losses of $6,805 and $6,709	695,636	672,086
Accrued interest receivable	7,345	8,068
Federal Home Loan Bank (FHLB) stock	15,436	15,077
Premises and equipment, net	13,308	14,286
Real estate acquired through foreclosure, net	1,977	2,441
Real estate held for investment	7,813	9,968
Goodwill	41,599	41,599
Intangible assets	127	302
Bank owned life insurance	30,595	30,025
Securities receivable	654	1,277
Prepaid expenses and other assets	13,197	6,645

Total assets	$1,906,917	$1,927,614

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$1,222,767	$1,178,057
FHLB advances	290,921	213,232
Repurchase agreements	138,000	268,000
Other borrowings	12,223	3,324
Junior subordinated notes	36,083	46,393
Advance payments by borrowers for taxes and insurance	2,659	2,619
Accounts payable for land development	1,383	2,033
Accrued expenses and other liabilities	17,038	19,156

Total liabilities	1,721,074	1,732,814

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value, 30,000,000 shares authorized;
19,214,226 and 19,211,028 shares issued;
17,729,105 and 17,599,928 shares outstanding	192	163
Additional paid-in capital	104,251	103,346
Treasury stock, at cost; 1,485,121 and 1,611,100 shares	(17,540)	(18,847)
Unearned Employee Stock Ownership Plan (ESOP) shares	(2,121)	(3,132)
Retained earnings	97,605	89,065
Accumulated other comprehensive income, net	4,615	25,103

Total ESB Financial Corporation’s stockholders’ equity	187,002	195,698
Noncontrolling interest	(1,159)	(898)

Total stockholders’ equity	185,843	194,800

Total liabilities and stockholders’ equity	$1,906,917	$1,927,614

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	27	2013 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2013	2012	2011
Interest income:
Loans receivable, including fees	$31,894	$33,274	$34,805
Taxable securities available for sale	26,116	32,515	37,954
Tax-exempt securities available for sale	6,579	6,616	6,415
FHLB stock	161	51	-
Interest-earning deposits and federal funds sold	4	56	53

Total interest income	64,754	72,512	79,227

Interest expense:
Deposits	7,372	9,325	11,954
FHLB advances, repurchase agreements and other borrowings	12,471	17,620	20,753
Junior subordinated notes	2,134	2,455	2,433

Total interest expense	21,977	29,400	35,140

Net interest income	42,777	43,112	44,087
Provision for loan losses	500	1,100	1,130

Net interest income after provision for loan losses	42,277	42,012	42,957

Noninterest income:
Fees and service charges	3,417	3,375	3,524
Net gain on sale of loans	-	-	6
Increase of cash surrender value of bank owned life insurance	570	609	704
Net realized gain on securities available for sale	898	746	937
Impairment losses on investment securities
Total other-than-temporary impairment losses	(310)	(406)	(995)
Portion of loss recognized in other comprehensive income before taxes	-	375	548

Net impairment losses on investment securities	(310)	(31)	(447)
Net realized gain (loss) on derivatives	15	(550)	(2,005)
Income from real estate joint ventures	1,233	2,365	881
Other	949	811	706

Total noninterest income	6,772	7,325	4,306

Noninterest expense:
Compensation and employee benefits	17,983	17,514	16,327
Premises and equipment	2,768	2,972	2,670
Federal deposit insurance premiums	1,247	1,451	1,281
Data processing	2,381	2,396	2,312
Amortization of intangible assets	170	251	332
Advertising	663	613	612
Other	4,642	5,082	4,528

Total noninterest expense	29,854	30,279	28,062

Income before provision for income taxes	19,195	19,058	19,201
Provision for income taxes	3,341	3,236	3,380

Net income before noncontrolling interest	15,854	15,822	15,821
Less: net income attributable to noncontrolling interest	510	919	911

Net income attributable to ESB Financial Corporation	$15,344	$14,903	$14,910

Net income per share:
Basic (1)	$0.88	$0.87	$0.86
Diluted (1)	$0.87	$0.86	$0.85
Cash dividends declared per share (1)	$0.38	$0.33	$0.32
Weighted average shares outstanding (1)	17,386,160	17,215,229	17,326,252
Weighted average shares and share equivalents outstanding (1)	17,575,278	17,362,875	17,466,180

(1)	Outstanding shares and per share data have been adjusted for years 2012 and 2011 to reflect a six-for five stock split of the common stock paid on May 17, 2013.

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	28	2013 Annual Report

Consolidated Statements of Comprehensive Income

(Dollar amounts in thousands)

	2013	2012	2011
Net Income before noncontrolling interest	$15,854	$15,822	$15,821
Other comprehensive income (loss) (net of tax and reclassifications)
Net change in unrealized gains (losses):
Securities available for sale other-than-temporarily impaired:
Total losses	(310)	(406)	(995)
Reclassification adjustment for losses recognized in earnings	310	31	447

Losses recognized in comprehensive income	-	(375)	(548)
Income tax effect	-	131	192

Unrealized holding losses on other-than-temporarily impaired securities available for sale, net of tax	-	(244)	(356)

Securities available for sale not other-than-temporarily impaired:
(Losses) gains arising during the period before reclassification adjustments	(32,726)	7,832	12,728
Income tax effect	11,454	(2,741)	(4,455)

	(21,272)	5,091	8,273

Reclassification adjustment for gains recognized in earnings	(898)	(746)	(937)
Income tax effect	314	261	328

	(584)	(485)	(609)

Unrealized holding (losses) gains on securities available for sale not other-than-temporarily-impaired, net of tax	(21,856)	4,606	7,664

Unrealized holding (loss) gain on securities, net	(21,856)	4,362	7,308

Pension and postretirement amortization	146	155	183
Income tax effect	(51)	(54)	(64)

	95	101	119

Adjustment to minimum pension liability of the SERP and DRP plan	85	(195)	(226)
Income tax effect	(30)	68	79

	55	(127)	(147)

Fair value adjustment on derivatives	1,873	(211)	(2,631)
Income tax effect	(655)	74	921

	1,218	(137)	(1,710)

Other comprehensive (loss) income	(20,488)	4,199	5,570

Net comprehensive (loss) income before noncontrolling interest	(4,634)	20,021	21,391
Less: net income attributable to the noncontrolling interest	510	919	911

Net comprehensive (loss) income attributable to ESB Financial Corporation	$(5,144)	$19,102	$20,480

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2013 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Noncontrolling Interest	Total stockholders’ equity
Balance at January 1, 2011	$ 138	$ 102,229	($ 20,412)	$ 0	$ 70,605	$ 15,334	($ 541)	$ 167,353
Net income	-	-	-	-	14,910	-	911	15,821
Other comprehensive results, net	-	-	-	-	-	5,570	-	5,570
Cash dividends at $0.32 per share	-	-	-	-	(5,521)	-	-	(5,521)
Six for five stock split, payment in lieu of fractional shares	25	(33)						(8)
Purchase of treasury stock, at cost (426,696 shares)	-	-	(4,754)	-	-	-	-	(4,754)
Reissuance of treasury stock for stock option exercises (146,374 shares)	-	-	1,389	-	(612)	-	-	777
Compensation expense on ESOP	-	493		816	-	-	-	1,309
Additional ESOP shares purchased	-	(504)	-	-	-	-	-	(504)
Tax effect of compensatory stock options	-	55	-	-	-	-	-	55
Compensation expense for stock options	-	380	-	-	-	-	-	380
Purchase of treasury stock for ESOP shares	-	-	4,151	(5,000)	849	-	-	-
Unvested shares in MRP	-	47	89	-	-	-	-	136
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(1,539)	(1,539)

Balance at December 31, 2011	$ 163	$ 102,667	$ (19,537)	$ (4,184)	$ 80,231	$ 20,904	$ (1,169)	$ 179,075
Net income	-	-	-	-	14,903	-	919	15,822
Other comprehensive results, net	-	-	-	-	-	4,199	-	4,199
Cash dividends at $0.33 per share	-	-	-	-	(5,737)	-	-	(5,737)
Purchase of treasury stock, at cost (48,379 shares)	-	-	(541)	-	-	-	-	(541)
Reissuance of treasury stock for stock option exercises (127,668 shares)	-	-	1,078	-	(332)	-	-	746
Compensation expense on ESOP	-	380		1,052	-	-	-	1,432
Additional ESOP shares purchased	-	(329)	-	-	-	-	-	(329)
Tax effect of compensatory stock options	-	48	-	-	-	-	-	48
Compensation expense for stock options	-	563	-	-	-	-	-	563
Unvested shares in MRP	-	17	153	-	-	-	-	170
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(648)	(648)

Balance at December 31, 2012	$ 163	$ 103,346	$ (18,847)	$ (3,132)	$ 89,065	$ 25,103	$ (898)	$ 194,800
Net income	-	-	-	-	15,344	-	510	15,854
Other comprehensive results, net	-	-	-	-	-	(20,488)	-	(20,488)
Cash dividends at $0.38 per share	-	-	-	-	(6,668)	-	-	(6,668)
Six for five stock split, payment in lieu of fractional shares	29	(34)	-	-	-	-	-	(5)
Purchase of treasury stock, at cost (45,152 shares)	-	-	(619)	-	-	-	-	(619)
Reissuance of treasury stock for stock option exercises (171,131 shares)	-	-	1,694	-	(136)	-	-	1,558
Compensation expense on ESOP	-	583		1,011	-	-	-	1,594
Additional ESOP shares purchased	-	(425)	-	-	-	-	-	(425)
Tax effect of compensatory stock options	-	45	-	-	-	-	-	45
Compensation expense for stock options	-	739	-	-	-	-	-	739
Unvested shares in MRP	-	(3)	232	-	-	-	-	229
Capital disbursement for noncontrolling interest	-	-	-	-	-	-	(771)	(771)

Balance at December 31, 2013	$ 192	$ 104,251	$ (17,540)	$ (2,121)	$ 97,605	$ 4,615	$ (1,159)	$ 185,843

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2013 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2013	2012	2011
Operating activities:
Net income	$15,854	$15,822	$15,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	962	1,018	962
Provision for loan losses	500	1,100	1,130
Amortization of premiums and accretion of discounts	3,564	3,584	2,700
Origination of loans held for sale	-	-	(325)
Proceeds from sale of loans held for sale	-	-	411
Gain on sale of loans held for sale	-	-	(6)
Net realized gain on securities available for sale	(898)	(746)	(937)
Net impairment losses on investment securities	310	31	447
Net realized (gain) loss on derivatives	(15)	550	2,005
Amortization of intangible assets	170	251	332
Compensation expense on ESOP, MRP and RSP	1,823	1,602	1,445
Compensation expense on stock options	739	563	380
Increase of cash surrender value of bank owned life insurance	(570)	(609)	(704)
Decrease in accrued interest receivable	723	1,159	380
Decrease (increase) in deferred tax asset	136	(390)	(1,821)
Decrease in prepaid FDIC assessment	2,031	1,335	1,168
Decrease (increase) in prepaid expenses and other assets	2,560	(431)	(339)
(Decrease) increase in accrued expenses and other liabilities	(2,018)	1,302	2,258
Gain on sale of real estate acquired through foreclosure	(58)	(48)	(10)
Writedown of real estate held for investment	55	78	1,625
Other	219	641	954

Net cash provided by operating activities	26,087	26,812	27,876

Investing activities:
Loan originations	(202,822)	(219,195)	(181,847)
Purchases of:
Securities available for sale	(207,113)	(244,115)	(302,507)
FHLB stock	(8,493)	-	-
Premises and equipment	(144)	(433)	(2,197)
Principal repayments of:
Loans receivable	182,811	201,232	172,428
Securities available for sale	209,230	264,215	234,831
Proceeds from the sale of:
Securities available for sale	10,274	3,657	25,359
Real estate acquired through foreclosure	586	2,148	934
Premises and equipment	106	-	-
Proceeds from Bank Owned Life Insurance	-	1,386	-
Redemption of FHLB stock	8,134	6,179	4,841
Funding of real estate held for investment	(7,538)	(9,890)	(10,061)
Proceeds from real estate held for investment	4,255	6,629	9,589

Net cash (used in) provided by investing activities	(10,714)	11,813	(48,630)

Financing activities:
Net increase in deposits	44,710	21,647	143,765
Proceeds from long-term borrowings	176,198	9,067	13,786
Repayments of long-term borrowings	(203,705)	(112,094)	(119,616)
Net (decrease) increase in short-term borrowings	(15,905)	27,016	(2,666)
Cash disbursement to noncontrolling interest	(771)	(648)	(1,539)
Redemption of junior subordinated notes	(10,310)	-	-
Proceeds received from exercise of stock options	1,603	794	832
Dividends paid	(4,999)	(7,321)	(5,409)
Payments to acquire treasury stock	(619)	(541)	(4,754)
Stock purchased by ESOP	(425)	(329)	(504)

Net cash (used in) provided by financing activities	(14,223)	(62,409)	23,895

Net increase (decrease) in cash and cash equivalents	1,150	(23,784)	3,141
Cash and cash equivalents at beginning of period	15,064	38,848	35,707

Cash and cash equivalents at end of period	$16,214	$15,064	$38,848

Continued

ESB Financial Corporation	31	2013 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands)

	Year ended December 31,
	2013	2012	2011
Supplemental information:
Interest paid	$22,275	$29,732	$35,784
Income taxes paid	2,971	3,737	3,919

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	86	1,237	4,674
Originated loans for real estate held for investment	4,733	8,063	5,097
Dividends declared but not paid	1,773	-	1,460

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	32	2013 Annual Report

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

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 120 days or less and federal funds sold. The Board of Governors of the Federal Reserve imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves at the Federal Reserve Bank averaged $589,000 and $1.0 million during the year 2013 and 2012, respectively.

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk,

ESB Financial Corporation	33	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	34	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	35	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

ESB Financial Corporation	36	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

Federal Home Loan Bank Stock

The Bank is a member of the FHLB of Pittsburgh and as such, is required to maintain a minimum investment in FHLB stock that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment when necessary. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance (c) the impact of legislative and regulatory changes on the customer base of the FHLB and (d) the liquidity position of the FHLB. There was no impairment of the FHLB stock at December 31, 2013 or 2012.

Premises and Equipment

Land is carried at cost. Premises, furniture and equipment and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the

ESB Financial Corporation	37	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

Goodwill and Intangible Assets

Goodwill totaled $41.6 million at December 31, 2013 and 2012, respectively. The Company evaluates goodwill for impairment. This impairment assessment is performed at least annually by assessing various qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performed this assessment as of October 31, 2013 and concluded that the recorded value of goodwill was not impaired. Core deposit intangible was $118,000 and $288,000 at December 31, 2013 and 2012, respectively. The core deposit intangible asset is amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total $110,000 and $8,000 for the years 2014 and 2015, respectively.

Mortgage Servicing Assets

At December 31, 2013, the remaining balance and fair value of the servicing asset was $9,000, which is recorded in intangible assets. Servicing assets are amortized in proportion to and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. During 2013 the Company recovered a portion of the impairment valuation of approximately $3,000. The remaining impairment valuation at December 31, 2013, 2012 and 2011 was $12,000, $15,000 and $24,000, respectively. The amortization taken on the servicing asset for the year ended December 31, 2013, 2012 and 2011 was $8,000, $10,000 and $14,000, respectively. The Company had total loans serviced for others of $4.3 million, $5.8 million and $10.2 million at December 31, 2013, 2012 and 2011, respectively.

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $663,000, $613,000 and $612,000 for 2013, 2012 and 2011, respectively.

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

ESB Financial Corporation	38	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

At December 31, 2013, there were 22 interest rate cap contracts outstanding with notional amounts totaling $230.0 million. These derivative instruments are not hedged and therefore adjustments to fair value are recorded in current earnings.

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

ESB Financial Corporation	39	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

hedged exposure, the hedged is deemed effective. As of December 31, 2013, the interest rate swaps were deemed to be effective, therefore no amounts were charged to current earnings. The Company also does not expect to reclassify any hedge related amounts from AOCI to earnings over the next twelve months.

The fixed interest rate swap contracts outstanding at December 31, 2013 are being utilized to hedge $35.0 million in floating rate junior subordinated notes. The interest rate swaps are carried at fair value. Below is a summary of the interest rate swap contracts and the terms at December 31, 2013:

(Dollars in thousands)	Notional Amount	Effective Date	Pay Rate	Receive Rate (*)	Maturity Date	Unrealized Loss
Cash Flow Hedge	$20,000	2/10/2011	4.18%	0.28%	2/10/2018	$2,306
Cash Flow Hedge	15,000	2/10/2011	3.91%	0.28%	2/10/2018	1,563

	$35,000					$3,869

* Variable receive rate based upon contract rates in effect at December 31, 2013

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

During the years ended December 31, 2013, 2012 and 2011, the Company recorded $747,000, $575,000, and $377,000, respectively, in compensation expense and tax benefits of $296,000, $73,000 and $1,000, respectively, related to our share-based compensation awards. As of December 31, 2013, there was approximately $98,000 of unrecognized compensation cost, related to unvested share-based compensation awards granted in 2010, that is expected to be recognized over the next year. There was approximately $163,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2011, that is expected to be recognized over the next two years. There was approximately $111,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2012, that is expected to be recognized over the next year and $243,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2012 that is expected to be recognized over the next three years. Finally, there was approximately $296,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2013 that is expected to be recognized over the next two years and $420,000 of unrecognized compensation cost related to unvested share-based compensation awards granted in 2013 that is expected to be recognized over the next four years. The Company has recorded $45,000, $48,000 and $55,000 in excess tax benefits which have been classified as financing cash inflows for the years ended December 31, 2013, 2012 and 2011, respectively, in the Consolidated Statements of Cash Flows.

ESB Financial Corporation	40	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

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

	2013	2012	2011
Assumptions
Volatility	39.45%	39.70%	39.52%
Interest Rates	1.62%	1.24%	1.58%
Dividend Yields	2.99%	3.17%	3.03%
Weighted Average Life ( in years)	5.5	7.0	7.0

The weighted average fair value of each stock option granted for 2013, 2012, and 2011 was $3.86, $3.04, and $3.28 , respectively. The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011, was $361,000, $229,000 and $287,000, respectively. The total intrinsic value of in-the-money stock options was $3.7 million, $3.1 million, and $2.5 million at the year ended December 31, 2013, 2012 and 2011 respectively. The total intrinsic value of the exercisable stock options was $2.3 million, $2.0 million and $1.6 million at the year ended December 31, 2013, 2012 and 2011, respectively.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31, 2013, 2012, and 2011:

(Amounts in thousands, except per share data)
	2013	2012	2011
Net income	$15,344	$14,903	$14,910
Weighted-average common shares outstanding	17,386	17,215	17,326

Basic earnings per share	$0.88	$0.87	$0.86

Weighted-average common shares outstanding	17,386	17,215	17,326
Common stock equivalents due to effect of stock options	189	148	139

Total weighted-average common shares and equivalents	17,575	17,363	17,465

Diluted earnings per share	$0.87	$0.86	$0.85

The unallocated shares controlled by the ESOP of 200,569, 296,096 and 395,587 at December 31, 2013, 2012 and 2011, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. Options to purchase 32,526 shares at $10.35 per diluted share expiring November 2020, 51,995 shares at $11.00 per diluted share expiring November 2021, 122,068 shares at $10.50 per diluted share expiring November 2022 and 191,192 shares at $13.36 per diluted share expiring November 2023 were outstanding at December 31, 2013, but were not included in the computation of diluted earnings per share because the options’ exercise price combined with its fair value was greater than the average market price of the common shares. All of the outstanding options were included in the computation of diluted earnings per share for 2012 and 2011 because the options’ exercise price combined with its fair value was less than the average market price of the common shares.

ESB Financial Corporation	41	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Reclassifications

Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation format. These reclassifications had no effect on stockholders’ equity or net income.

Effect of Recent Accounting and Regulatory Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new requirements will take effect for public companies in fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company adopted this standard on January 1, 2013. The effect of adopting this standard increased our disclosure surrounding reclassification items out of accumulated other comprehensive income.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The ASU requires the measurement of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement with its co-obligors as well as any additional amount that the entity expects to pay on behalf of its co-obligors. The new standard is effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2013, and early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

In April 2013, the FASB issued ASU 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. The amendments in this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is imminent when the likelihood is remote that the entity will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). If a plan for liquidation was specified in the entity’s governing documents from the entity’s inception (for example, limited-life entities), the entity should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified at the entity’s inception. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. Entities that use the liquidation basis of accounting as of the effective date in accordance with other Topics (for example, terminating employee benefit plans) are not required to apply the amendments. Instead, those entities should continue to apply the guidance in those other Topics until they have completed liquidation. This ASU is not expected to have a significant impact on the Company’s financial statements.

In June 2013, the FASB issued ASU 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements. The amendments in this Update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP.

ESB Financial Corporation	42	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

The amendments do all of the following: 1. Change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company, and provide comprehensive guidance for assessing whether an entity is an investment Company. 2. Require an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. 3. Require the following additional disclosures: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The amendments in this Update are effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. Earlier application is prohibited. This ASU is not expected to have a significant impact on the Company’s financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

In January 2014, FASB issued ASU 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. The amendments in this Update permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this Update should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this Update are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property

ESB Financial Corporation	43	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. This ASU is not expected to have a significant impact on the Company’s financial statements.

2.	Available for Sale Securities

The following table summarizes the Company’s available for sale securities:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value

December 31, 2013:
Trust preferred securities	$45,589	$225	$(6,908)	$38,906
Municipal securities	178,579	5,310	(4,149)	179,740
Equity securities	953	968	-	1,921
Corporate bonds	201,268	5,313	(361)	206,220
Mortgage-backed securities
U.S. sponsored entities	623,134	18,397	(7,107)	634,424
Private label	1,788	21	(4)	1,805

Subtotal mortgage-backed securities	624,922	18,418	(7,111)	636,229

Total securities	$1,051,311	$30,234	$(18,529)	$1,063,016

December 31, 2012:
Trust preferred securities	$45,894	$367	$(8,234)	$38,027
Municipal securities	177,414	13,717	(244)	190,887
Equity securities	1,142	676	-	1,818
Corporate bonds	219,700	7,186	(1,091)	225,795
Mortgage-backed securities
U.S. sponsored entities	617,158	33,021	(246)	649,933
Private label	4,139	177	-	4,316

Subtotal mortgage-backed securities	621,297	33,198	(246)	654,249

Total securities	$1,065,447	$55,144	$(9,815)	$1,110,776

The private-label mortgage backed securities totaled $1.8 million and $4.3 million as of December 31, 2013 and December 31, 2012, respectively, and are secured by residential real estate.

The proceeds from the sale of securities as of December 31, 2013 were $10.3 million. Gross realized gains on sales of securities available for sale were $898,000 in 2013. The Company recorded impairment charges of approximately $310,000 on a $2.5 million collateralized debt obligation (CDO) in 2013. There was no non-credit related OTTI on this security.

The proceeds from the sale of securities as of December 31, 2012 were $3.7 million. Gross realized gains on sales of securities available for sale were $746,000 in 2012. The Company recorded impairment charges of approximately $5,000 on a $2.5 million collateralized debt obligation (CDO) and approximately $26,000 on

ESB Financial Corporation	44	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Available for Sale Securities (continued)

one of its equity investments in a bank that had experienced a decline in its market value for the several quarters during 2012. There was non-credit related OTTI on these securities recognized in OCI during the period of approximately $375,000.

The proceeds from the sale of securities as of December 31, 2011 were $25.4 million. Gross realized gains on sales of securities available for sale were $937,000 in 2011. The Company recorded impairment charges of approximately $78,000 on a $2.5 million CDO, $52,000 on a private – label mortgage backed security and approximately $317,000 on five of its equity investments in various banks that had experienced a decline in their fair value for the several quarters during 2011. There was non-credit related OTTI on these securities recognized in AOCI during the period of approximately $548,000.

Included in the $38.9 million of trust preferred securities was one pooled trust preferred security with a par value of $2.5 million that was not investment-grade rated. The Company took an impairment charge of approximately $310,000 on this $2.5 million collateralized debt obligation (CDO) during 2013. The Company had an independent third party analyze this bond at December 31, 2013. The current Volcker Rule passed on December 10, 2013 prohibits U.S. Banks from investing in certain “covered funds.” If a “covered fund” is owned it must be divested by July 21, 2015. On January 14, 2014, the Federal banking regulatory agencies released a listing of CDO’s that qualify for an exemption under this rule. The Company determined after a review of this list that its MM Community Funding investment is exempted from the Volcker Rule. Even though the MM Community investment became exempt from the Volcker Rule the Company has determined that its intention is to sell this investment in the near future and due to this, the Company has written this bond down to the fair value at December 31, 2013 as calculated by the third party.

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

The following is a summary of the amounts recognized in earnings related to credit losses on securities which the Company has recorded other-than-temporary impairment charges through earnings and other comprehensive income:

(Dollars in thousands)
Totals
January 1, 2011	$1,022
Credit losses on securities for which other-than-temporary impairment was not previously recognized	-
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	130

December 31, 2011	1,152
Credit losses on securities for which other-than-temporary impairment was not previously recognized	-
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	5

December 31, 2012	1,157
Credit losses on securities for which other-than-temporary impairment was not previously recognized	-
Additional increases as a result of impairment charges recognized on investments for which an OTTI charge was not previously recognized	310

December 31, 2013	$1,467

ESB Financial Corporation	45	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Available for Sale Securities (continued)

At December 31, 2013 and 2012, the Bank did not have any corporate bonds whose book value exceeded 10% of equity.

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2013 and 2012:

As of December 31, 2013

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	8	$37,016	$6,908	8	$37,016	$6,908

Municipal securities	44	37,243	3,129	6	5,518	1,020	50	42,761	4,149

Corporate bonds	6	20,869	109	3	11,474	252	9	32,343	361

Mortgage-backed securities

U.S. sponsored entities	69	229,223	6,363	4	16,878	744	73	246,101	7,107

Private label	1	502	4	-	-	-	1	502	4

Subtotal mortgage-backed securities	70	229,725	6,367	4	16,878	744	74	246,603	7,111

Total	120	$287,837	$9,605	21	$70,886	$8,924	141	$358,723	$18,529

As of December 31, 2012

(Dollar amounts in thousands)	Less than 12 Months			12 Months or more			Total
	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses

Trust preferred securities	-	$-	$-	9	$36,179	$8,234	9	$36,179	$8,234

Municipal securities	5	4,179	58	2	3,059	186	7	7,238	244

Corporate bonds	5	15,604	110	5	20,020	981	10	35,624	1,091

Mortgage-backed securities

U.S. sponsored entities	8	28,246	246	-	-	-	8	28,246	246

Total	18	$48,029	$414	16	$59,258	$9,401	34	$107,287	$9,815

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, trust preferred securities, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an OTTI on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as OTTI losses and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company expects to recover the entire amortized cost basis of the security, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2013, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of impairment in the credit quality of the securities. Additionally, the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis.

ESB Financial Corporation	46	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Available for Sale Securities (continued)

The Company reviews investment debt securities on an ongoing basis for the presence of OTTI with formal reviews performed quarterly. Credit–related OTTI losses on individual securities were recognized during 2013 in earnings while noncredit-related OTTI on securities not expected to be sold is recognized in AOCI. The credit-related OTTI recognized during 2013, 2012 and 2011 was $310,000, $31,000 and $447,000, respectively and was related to securities having a book value of $192,000 at December 31, 2013, $608,000 at December 31, 2012 and $2.1 million at December 31, 2011. The noncredit-related OTTI was $0, $375,000 and $548,000 for 2013, 2012 and 2011, respectively.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2013, excluding equity securities which have no maturity dates:

(Dollar amounts in thousands)	Available for sale

	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	2.79%	$41,074	$41,497
Due from one year to five years	2.97%	163,785	169,767
Due from five to ten years	3.37%	106,115	107,917
Due after ten years	3.14%	739,384	741,914

	3.12%	$1,050,358	$1,061,095

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $309.9 million and $229.0 million as of December 31, 2013 and 2012, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	47	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2013	2012
Mortgage loans:
Residential real estate
Single family	$341,775	$326,005
Construction	44,327	46,418
Multi family	37,857	33,472

Total residential real estate	423,959	405,895
Commercial real estate
Commercial	77,366	81,077
Construction	25,971	15,878

Total commercial real estate	103,337	96,955

Subtotal mortgage loans	527,296	502,850

Other loans:
Consumer loans
Home equity loans	82,987	80,418
Dealer auto and RV loans	46,502	46,571
Other loans	6,653	7,896

Total consumer loans	136,142	134,885
Commercial business	52,801	54,445

Subtotal other loans	188,943	189,330

Total loans receivable	716,239	692,180
Less:
Allowance for loan losses	6,805	6,709
Deferred loan fees and net discounts	(2,007)	(1,862)
Loans in process	15,805	15,247

Net loans receivable	$695,636	$672,086

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

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, The Company has segmented certain loans in the portfolio by product type. Loans are segmented into the following pools: commercial business loans, commercial real estate loans, residential real estate loans and consumer loans. The Company sub-segments residential real estate loans into the following three classes: single family, construction and multi-family. Commercial real estate is sub-segmented into commercial and construction classes. The Company also sub-segments the consumer loan portfolio into the following three classes: home equity, dealer automobile and recreational vehicle (RV) and other consumer loans. Historical loss percentages for each risk category are calculated and used as the basis for calculating allowance allocations. These historical loss percentages are calculated over a three year period for all portfolio segments. Certain qualitative factors are then added to the historical loss percentages to get the adjusted factor to be applied to non classified loans. The following qualitative factors are analyzed for each portfolio segment:

•	Levels of and trends in delinquencies and nonaccruals

•	Trends in volume and terms

ESB Financial Corporation	48	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

•	Changes in lending policies and procedures

•	Volatility of losses within each risk category

•	Loans and Lending staff acquired through acquisition

•	Economic trends

•	Concentrations of credit

•	Experience depth and ability of management

These qualitative factors are reviewed each quarter and adjusted based upon relevant changes within the portfolio. During 2013, the qualitative factors for changes in levels of and trends in delinquencies were increased for commercial and dealer loans. The changes in delinquencies related to the loans collectively evaluated for impairment resulted in a decrease to the related factors for commercial mortgage loans. Changes in portfolio volumes in 2013 resulted in an increase to the related factors for residential mortgages, commercial mortgages including multi-family mortgages, commercial loans and consumer loans. During 2013, the qualitative factors for volatility of portfolio losses were unchanged for all loans based upon the calculated volatility. The changes to economic trends for were also unchanged for all loans based upon the economic factors reviewed.

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

ESB Financial Corporation	49	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Loans by Segment

The total allowance reflects management’s estimate of loan losses inherent in the loan portfolio at the Statement of Financial Condition date. The Company considers the allowance for loan losses of $6.8 million adequate to cover loan losses inherent in the loan portfolio, at December 31, 2013. The following tables present by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the year ended December 31, 2013, 2012 and 2011:

As of December 31, 2013
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$550	$2,075	$1,031	$2,541	$512	$6,709
Charge-offs	19	7	477	60	4	567
Recoveries	-	-	138	25	-	163
Provision	54	197	108	266	(125)	500
Reallocations	(62)	(542)	254	224	126	-

Ending Balance	$523	$1,723	$1,054	$2,996	$509	$6,805

As of December 31, 2012
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$384	$2,442	$1,045	$2,115	$551	$6,537
Charge-offs	32	163	562	289	-	1,046
Recoveries	-	-	101	17	-	118
Provision	21	85	40	954	-	1,100
Reallocations	177	(289)	407	(256)	(39)	-

Ending Balance	$550	$2,075	$1,031	$2,541	$512	$6,709

As of December 31, 2011
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Beginning balance	$784	$1,831	$1,125	$2,573	$234	$6,547
Charge-offs	187	-	478	709	-	1,374
Recoveries	25	-	160	49	-	234
Provision	-	125	275	655	75	1,130
Reallocations	(238)	486	(37)	(453)	242	-

Ending Balance	$384	$2,442	$1,045	$2,115	$551	$6,537

ESB Financial Corporation	50	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2013
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Ending Balance	$523	$1,723	$1,054	$2,996	$509	$6,805

Ending balance: individually evaluated for impairment	$24	$989	$48	$-	$-	$1,061

Ending balance: collectively evaluated for impairment	$499	$734	$1,006	$2,996	$509	$5,744

Loans Receivable:
Ending Balance	$52,801	$103,337	$136,142	$423,959	$-	$716,239

Ending balance: individually evaluated for impairment	$24	$14,385	$407	$2,206	$-	$17,022

Ending balance: collectively evaluated for impairment	$52,777	$88,952	$135,735	$421,753	$-	$699,217

As of December 31, 2012
(Dollar amounts in thousands)
	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:
Ending Balance	$550	$2,075	$1,031	$2,541	$512	$6,709

Ending balance: individually evaluated for impairment	$-	$1,110	$54	$-	$-	$1,164

Ending balance: collectively evaluated for impairment	$550	$965	$977	$2,541	$512	$5,545

Loans Receivable:
Ending Balance	$54,445	$96,955	$134,885	$405,895	$-	$692,180

Ending balance: individually evaluated for impairment	$-	$13,414	$327	$2,163	$-	$15,904

Ending balance: collectively evaluated for impairment	$54,445	$83,541	$134,558	$403,732	$-	$676,276

Credit Quality Information

The following tables represent credit exposures by internally assigned grades for year ended December 31, 2013. The grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

ESB Financial Corporation	51	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

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

Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.

As of December 31, 2013
(Dollar amounts in thousands)
	Residential Real Estate Multi – family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial	Total
Pass	$37,857	$40,874	$63,532	$25,971	$52,730	$220,964
Special Mention	-	382	1,283	-	17	1,682
Substandard	-	3,071	12,551	-	54	15,676
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-

Ending Balance	$37,857	$44,327	$77,366	$25,971	$52,801	$238,322

As of December 31, 2012
(Dollar amounts in thousands)
	Residential Real Estate Multi – family	Residential Real Estate Construction	Commercial Real Estate Commercial	Commercial Real Estate Construction	Commercial	Total
Pass	$33,472	$41,138	$65,696	$15,878	$53,883	$210,067
Special Mention	-	4,477	1,334	-	527	6,338
Substandard	-	803	14,047	-	35	14,885
Doubtful	-	-	-	-	-	-
Loss	-	-	-	-	-	-

Ending Balance	$33,472	$46,418	$81,077	$15,878	$54,445	$231,290

The following tables present performing and nonperforming single family residential and consumer loans based on payment activity for the years ended December 31, 2013 and 2012. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when they become 90 days delinquent.

As of December 31, 2013
(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer	Total
Performing	$338,370	$82,692	$46,364	$6,588	$474,014
Nonperforming	3,405	295	138	65	3,903

Total	$341,775	$82,987	$46,502	$6,653	$477,917

ESB Financial Corporation	52	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

As of December 31, 2012
(Dollar amounts in thousands)
	Residential Real Estate Single Family	Consumer Home Equity	Dealer Auto and RV	Other Consumer	Total
Performing	$322,662	$80,124	$46,450	$7,787	$457,023
Nonperforming	3,343	294	121	109	3,867

Total	$326,005	$80,418	$46,571	$7,896	$460,890

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

Non-performing loans, which include nonaccrual loans and TDRs, were $8.7 million and $7.4 million at December 31, 2013 and 2012, respectively. The TDRs included in non-performing loans amounted to $107,000 and $368,000 at December 31, 2013 and 2012 respectively. At December 31, 2013 the Company also had $10.6 million of TDR’s that were in compliance with their modified terms.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, 2013, 2012 and 2011 are summarized below:

(Dollar amounts in thousands)
	2013	2012	2011
Interest income that would have been recorded	$561	$488	$858
Interest income recognized	175	111	728

Interest income foregone	$386	$377	$130

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	53	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Age Analysis of Past Due Loans Receivable by Class

The following tables include an aging analysis of the investment of past due loans receivable as of December 31, 2013 and 2012:

(Dollar amounts in thousands)
As of December 31, 2013
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$653	$319	$3,405	$4,377	$337,398	$341,775	$-
Construction	-	-	-	-	44,327	44,327	-
Multi - family	-	-	-	-	37,857	37,857	-
Commercial Real Estate
Commercial	53	65	4,787	4,905	72,461	77,366	-
Construction	-	-	-	-	25,971	25,971	-
Consumer
Consumer - home equity	156	65	214	435	82,552	82,987	-
Consumer - dealer auto and RV	993	106	136	1,235	45,267	46,502	-
Consumer - other	47	43	65	155	6,498	6,653	-
Commercial	-	-	30	30	52,771	52,801	-

Total	$1,902	$598	$8,637	$11,137	$705,102	$716,239	$-

(Dollar amounts in thousands)
As of December 31, 2012
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Residential real estate
Single family	$887	$420	$3,343	$4,650	$321,355	$326,005	$-
Construction	-	-	-	-	46,418	46,418	-
Multi - family	-	-	-	-	33,472	33,472	-
Commercial Real Estate
Commercial	246	598	3,211	4,055	77,022	81,077	-
Construction	-	-	-	-	15,878	15,878	-
Consumer
Consumer - home equity	219	-	223	442	79,976	80,418	-
Consumer - dealer auto and RV	771	230	104	1,105	45,466	46,571	-
Consumer - other	70	12	109	191	7,705	7,896	-
Commercial	-	2	35	37	54,408	54,445	-

Total	$2,193	$1,262	$7,025	$10,480	$681,700	$692,180	$-

Impaired Loans

Management considers commercial loans, multi-family, residential real estate construction and commercial real estate loans which are 90 days or more past due to be impaired. Larger commercial loans and commercial real estate loans which are 60 days or more past due are selected for impairment testing. These

ESB Financial Corporation	54	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

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

The following tables include the recorded investment and unpaid principal balances for impaired loans receivable as of December 31, 2013 and 2012 with the associated allowance for loan losses amount, if applicable.

(Dollar amounts in thousands)

As of December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial real estate	$3,139	$3,246	$-
Residential single family	1,356	1,356	-
Residential construction loans	850	850	-
Consumer loans
Home Equity	249	253	-
Dealer auto and RV	6	6	-
With an allowance recorded:
Commercial real estate	11,246	11,409	989
Commercial business loans	24	24	24
Consumer loans
Home equity	149	149	45
Dealer auto and RV	3	3	3
Total:
Commercial Real Estate	14,385	14,655	989
Commercial business loans	24	24	24
Residential single family	1,356	1,356	-
Residential construction loans	850	850	-
Consumer	407	411	48

Total	$17,022	$17,296	$1,061

ESB Financial Corporation	55	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

(Dollar amounts in thousands)

As of December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial real estate	$5,433	$5,540	$-
Residential single family	1,360	1,360	-
Residential construction loans	803	803	-
Consumer loans
Home Equity	130	130	-
Dealer auto and RV	14	14	-
With an allowance recorded:
Commercial real estate	7,981	8,144	1,110
Consumer loans
Home equity	179	179	50
Dealer auto and RV	4	4	4
Total:
Commercial Real Estate	13,414	13,684	1,110
Residential single family	1,360	1,360	-
Residential construction loans	803	803	-
Consumer	327	327	54

Total	$15,904	$16,174	$1,164

The following include the average recorded investment and interest income recognized on the loans considered to be impaired during the years ended December 31, 2013, 2012 and 2011:

(Dollar amounts in thousands)

As of December 31, 2013	2013		2012		2011

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$3,147	$83	$5,473	$228	$1,416	$302
Commercial business loans	-	-	-	-	68	10
Residential single family	1,358	9	1,362	9	1,207	61
Residential construction loans	883	33	512	41	-	-
Consumer loans
Home Equity	211	16	57	11	-	-
Dealer auto and RV	9	2	3	3	-	-
With an allowance recorded:
Commercial real estate	10,848	609	8,186	406	7,478	544
Commercial business loans	14	1	-	-	122	3
Consumer loans
Home equity	150	9	166	12	154	9
Dealer auto and RV	3	-	1	1	-	-
Total:
Commercial Real Estate	13,995	692	13,659	634	8,894	846
Commercial business loans	14	1	-	-	190	13
Residential single family	1,358	9	1,362	9	1,207	61
Residential construction loans	883	33	512	41	-	-
Consumer	373	27	227	27	154	9

ESB Financial Corporation	56	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

Nonaccrual Loans

Loans are considered nonaccrual upon reaching 90 days delinquency, although the Company may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed in nonaccrual status, previously accrued but unpaid interest is deducted from interest income.

The following table sets forth the loans receivable on nonaccrual status as of December 31, 2013 and December 31, 2012. The balances are presented by class of loans.

(Dollar amounts in thousands)
	2013	2012
Commercial	$30	$35
Commercial Real Estate	4,787	3,432
Residential	3,405	3,403
Consumer
Consumer – Home Equity	214	293
Consumer – Dealer auto and RV	136	121
Consumer – other	65	109

Total	$8,637	$7,393

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

ESB Financial Corporation	57	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following table includes the recorded investment and number of modifications for modified loans, as of December 31, 2013 and 2012. The Company reports the recorded investment in the loans prior to a modification and also the recorded investment in the loans after the loans were restructured.

As of December 31, 2013

(Dollar amounts in thousands)
			Post-Modification Recorded Investment
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Maturity Date Extension	Deferral of Principal Payments	Other	Total
Troubled Debt Restructurings
Commercial real estate	11	$2,306	$26	$-	$2,280	$2,306
Commercial business loans	1	25			25	25
Consumer
Home equity	8	148	148	-	-	148

Troubled Debt Restructurings	20	$2,479	$174	$-	$2,305	$2,479

As of December 31, 2012

(Dollar amounts in thousands)
			Post-Modification Recorded Investment
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Maturity Date Extension	Deferral of Principal Payments	Other	Total
Troubled Debt Restructurings
Residential construction	4	$1,053	$1,053	$-	$-	$1,053
Commercial real estate	2	198	198	-	-	198
Consumer
Home equity	7	168	168	-	-	168
Dealer auto and RV	4	18	18	-	-	18

Troubled Debt Restructurings	17	$1,437	$1,437	$-	$-	$1,437

The Company did not have any TDR’s that defaulted subsequent to their modification during the periods reported.

4.	Investment Required by Regulation

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

ESB Financial Corporation	58	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

5.	Premises and Equipment

Premises and equipment at December 31, are summarized by major classification as follows:

(Dollar amounts in thousands)	2013	2012
Land	$3,377	$3,444
Buildings and improvements	19,839	19,889
Leasehold improvements	805	795
Furniture, fixtures and equipment	8,697	8,723

	32,718	32,851
Less accumulated depreciation and amortization	19,410	18,565

	$13,308	$14,286

Depreciation expense for the years December 31, 2013, 2012 and 2011 was $962,000, $1.0 million, and $962,000, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2019, have approximate aggregate rentals of $77,000, $75,000, $50,000, $50,000, $50,000 and $29,000 for the years ended December 31, 2014, 2015, 2016, 2017, 2018 and thereafter, respectively. Rent expense for the years ended December 31, 2013, 2012 and 2011 was $82,000, $83,000 and $85,000, respectively.

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2013		2012

Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$124,777	10.2%	$109,964	9.3%
NOW account deposits	234,163	19.2%	223,736	19.0%
Money Market deposits	39,688	3.2%	39,255	3.3%
Passbook account deposits	178,412	14.6%	173,343	14.7%
Time deposits	645,727	52.8%	631,759	53.7%

	$1,222,767	100.0%	$1,178,057	100.0%

Time deposits mature as follows:

Within one year	$437,731	67.8%	$375,862	59.6%
After one year through two years	115,976	18.0%	118,333	18.7%
After two years through three years	60,045	9.3%	78,492	12.4%
After three years through four years	16,393	2.5%	36,920	5.8%
After four years through five years	10,871	1.7%	17,106	2.7%
Thereafter	4,711	0.7%	5,046	0.8%

	$645,727	100.0%	$631,759	100.0%

The Company had a total of $272.1 million and $244.8 million in time deposits of $100,000 or more at December 31, 2013 and 2012, respectively.

ESB Financial Corporation	59	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits (continued)

Interest expense by type of deposit account for the years ended December 31, 2013, 2012 and 2011 is as follows:

(Dollar amounts in thousands)	2013	2012	2011

NOW account deposits	$232	$298	$556

Money Market deposits	34	47	103

Passbook account deposits	89	156	372

Time deposits	7,017	8,824	10,923

	$7,372	$9,325	$11,954

ESB Financial Corporation	60	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings, borrowings for joint ventures and junior subordinated debt, as of December 31, 2013 and 2012 are summarized as follows:

(Dollar amounts in thousands)	2013		2012
	Weighted average rate	Amount	Weighted average rate	Amount

FHLB advances:
Due within 12 months	2.12%	$101,492	2.69%	$100,147
Due beyond 12 months but within 2 years	2.14%	25,873	2.88%	71,392
Due beyond 2 years but within 3 years	0.99%	78,008	3.13%	15,873
Due beyond 3 years but within 4 years	1.34%	73,380	2.15%	8,013
Due beyond 4 years but within 5 years	3.26%	12,168	1.03%	7,807
Due beyond 5 years	-	-	3.61%	10,000

		$290,921		$213,232

Repurchase agreements:
Due within 12 months	2.34%	$58,000	2.99%	$148,000
Due beyond 12 months but within 2 years	4.12%	10,000	3.07%	40,000
Due beyond 2 years but within 3 years	-	-	4.12%	10,000
Due beyond 3 years but within 4 years	4.28%	25,000	-	-
Due beyond 4 years but within 5 years	4.49%	45,000	4.28%	25,000
Due beyond 5 years	-	-	4.49%	45,000

		$138,000		$268,000

Other borrowings:

ESOP borrowings
Due within 12 months	4.68%	$1,000	4.68%	$1,000
Due beyond 12 months but within 2 years	4.68%	1,000	4.68%	1,000
Due beyond 2 years but within 3 years	4.68%	250	4.68%	1,000
Due beyond 3 years but within 4 years	-	-	4.68%	250

		$2,250		$3,250

Corporate borrowings
Due within 12 months	3.75%	$1,000	-	$-
Due beyond 12 months but within 2 years	3.75%	1,000	-	-
Due beyond 2 years but within 3 years	3.75%	1,000	-	-
Due beyond 3 years but within 4 years	3.75%	1,000	-	-
Due beyond 4 years but within 5 years	3.75%	5,973	-	-

		$9,973		$-

Borrowings for joint ventures
Due beyond 4 years but within 5 years	-	-	3.75%	74

		$-		$74

Junior subordinated notes
Due beyond 5 years	2.06%	$36,083	2.41%	$46,393

Included in the $290.9 million of FHLB advances at December 31, 2013 are $20.0 million in structured advances with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the advance, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured advance is reduced by the difference between the rate and the strike rate.

ESB Financial Corporation	61	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2013 the Company had a maximum borrowing capacity with the FHLB of $366.0 million, with $65.1 million available for use.

Included in the $138.0 million of repurchase agreements (REPOs) are $20.0 million in structured REPOs with imbedded caps at various strike rates based on the 3 month LIBOR rate. If during the term of the REPO, the 3 month LIBOR rate exceeds the strike rate, the interest rate on the structured REPO is reduced by the difference between the rate and the strike rate.

Also included in the $138.0 million of REPOs is a $25.0 million structured REPO in which the Company pays a fixed rate of interest. At the reset date and every quarterly period thereafter, the counterparty has the right to terminate the transaction. It has historically been the Company’s position to pay off any borrowings and replace them with fixed rate funding if converted by the counterparty.

The Company enters into sales of securities under agreements to repurchase. Such REPOs are treated as borrowed funds. The dollar amount of the securities underlying the agreements remains in their respective asset accounts.

REPOs are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction and the Company maintains control of these securities.

The fair value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The fair value of the securities as of December 31, 2013 was $168.8 million with an amortized cost of $160.4 million. The fair value of the securities as of December 31, 2012 was $318.9 million with an amortized cost of $297.8 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the periods ended December 31, 2013 and December 31, 2012.

As of December 31, 2013 and December 31, 2012, the Company had REPO’s with Citigroup of $45.0 million and $115.0 million respectively, Barclays Capital of $30.0 million and $40.0 million, respectively, Credit Suisse of $43.0 million and $83.0 million, respectively and Morgan Stanley of $20.0 million and $30.0 million, respectively.

As of December 31, 2013, the REPO’s with Citigroup had $8.1 million at risk (where the fair value of the securities exceeds the borrowing), with a weighted average maturity of 23 months, Barclays Capital had $6.9 million at risk with a weighted average maturity of 43 months, Credit Suisse had $12.4 million at risk with a weighted average maturity of 33 months and Morgan Stanley had $3.4 million at risk with a weighted average maturity of 6 months.

Borrowings under repurchase agreements averaged $173.0 million, $305.5 million and $356.8 million during 2013, 2012 and 2011, respectively. The maximum amount outstanding at any month-end was $258.0 million, $343.0 million and $368.0 million during 2013, 2012 and 2011, respectively.

At December 31, 2013, the Bank had cash management lines of credit with PNC Bank, NA and the Federal Home Loan Bank of Pittsburgh enabling it to borrow up to $36.0 million and $100.0 million, respectively. There were no borrowings from the PNC Bank line of credit outstanding as of December 31, 2013 and December 31, 2012. The Bank had borrowings on its line of credit with the FHLB in the amount of $20.1 million and $27.5 million, respectively at December 31, 2013 and 2012. These borrowings carried an

ESB Financial Corporation	62	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

interest rate of 0.25% December 31, 2013 and 2012, respectively. The Bank also has the ability to borrow funds through the Federal Reserve Bank up to the amount of the pledged collateral. The rate is the current primary credit rate offered.

The Company has a $10.0 million revolving line of credit loan with WesBanco that expires on April 30, 2014 unless extended. The rate on this line of credit is 1 month LIBOR plus 2.75% with a floor of 3.00%. There were no borrowings on this line at December 31, 2013.

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The dividend rate on the preferred securities reset quarterly to equal the LIBOR plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Dividends on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. On July 23, 2008, the Company redeemed $5.0 million of the preferred securities of ESB Capital Trust II with proceeds from a $14.0 million loan with First Tennessee Bank National Association (“First Tennessee”). The remainder of the First Tennessee loan was used to repay an existing loan with First Tennessee with a remaining balance of $9.0 million, which had an interest rate of 5.55% and was due on December 31, 2008. No unamortized deferred debt issuance costs remain on this issuance. On January 24, 2013, the Company redeemed the remaining subordinated debt and securities of ESB Capital Trust II with $5.0 million of the proceeds from a $10.0 million loan with WesBanco, with a fixed interest rate of 3.75%. The remaining $5.0 million of the WesBanco loan was drawn on March 15, 2013 and used to redeem the subordinated debt and securities of ESB Capital Trust III.

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

ESB Financial Corporation	63	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003; the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. No unamortized deferred debt issuance costs remain on this issuance. On March 18, 2013, the Company redeemed the subordinated debt and securities of ESB Capital Trust III with a $5.0 million of the aforementioned proceeds of the $10.0 million loan from WesBanco.

On February 10, 2005, ESB Capital Trust IV (Trust IV), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $35.0 million fixed rate preferred securities. The Company purchased $1.1 million of common securities of Trust IV. The preferred securities are fixed at a rate of 6.03% for six years and then are variable at three month LIBOR plus 1.82%. The preferred securities have a stated maturity of thirty years. Trust IV’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust IV to invest in $36.1 million of fixed/variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust IV. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of February 10, 2035, on or after February 10, 2011, at the redemption price, which is equal to the liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated February 10, 2005, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company did not have any deferred debt issuance costs associated with the preferred securities.

8.	Income Taxes

The provision for income taxes for the years ended December 31, 2013, 2012 and 2011 is comprised of the following:

(Dollar amounts in thousands)	2013	2012	2011

Current expense:
Federal	$3,065	$3,578	$5,170
State	140	48	31

	3,205	3,626	5,201

Deferred benefit:
Federal	114	(412)	(1,758)
State	22	22	(63)

	$3,341	$3,236	$3,380

ESB Financial Corporation	64	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31, 2013, 2012 and 2011:

(Dollar amounts in thousands)	2013	2012	2011

Net loss (gain) on securities available for sale	$12,331	$(4,072)	$(4,350)
Net (gain) loss on fair value adjustment on derivatives	(655)	74	965
Net unrecognized pension (benefit) cost	(81)	14	15
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	47	48	55

	$11,642	$(3,936)	$(3,315)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31, relate to the following:

(Dollar amounts in thousands)	2013	2012
Deferred tax assets:
Allowances for losses on loans and real estate owned	$2,432	$2,369
Minimum tax credit carry forward	3,851	3,834
Writedown of debt	1,255	1,305
Real estate acquired through foreclosure, net	176	213
State net operating loss carryover	556	568
Defined benefit plans	244	325
Mortgage servicing rights	1	3
Investment in joint ventures	906	1,210
Interest rate swaps	2,515	3,733
Other	2,612	2,407

Total gross deferred tax assets	14,548	15,967
Less state valuation allowance	244	234

Deferred tax assets after valuation allowance	14,304	15,733

Deferred tax liabilities:
Investment in securities available for sale	5,257	17,588
Accretion of discounts	3	3
Core deposit intangible	41	101
Purchase price adjustments	41	63
Other	225	218

Gross deferred tax liabilities	5,567	17,973

Net deferred tax (liability)	$8,737	$(2,240)

As of December 31, 2013 and 2012, the Company determined that it was not required to establish a valuation allowance for federal deferred tax assets since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

ESB Financial Corporation	65	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

The alternative minimum tax credit of $3.9 million is available to reduce future regular income taxes over an indefinite period.

A portion of the deferred tax assets relating to state net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005. The state net operating loss carryforward of $3.6 million expires in 2024. This net operating loss was generated by PHSB Financial Corporation in its final tax return. The Company created an additional state deferred tax asset relating to write-downs taken at the Company’s joint venture projects. The Company did establish a partial valuation allowance for this asset since it is more likely than not that a portion of the deferred tax asset will not be realized through future taxable income. At December 31, 2013 and 2012, the valuation allowance for state deferred tax assets was $244,000 and $234,000, respectively.

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 35% for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011

Tax at statutory rate	35.0%	35.0%	35.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(14.0%)	(14.2%)	(12.6%)
State income taxes, net of Federal income tax benefit	0.5%	0.2%	0.1%
Earnings of BOLI	(1.1%)	(1.2%)	(1.3%)
Other, net	(2.5%)	(1.9%)	(2.7%)

Effective rate	17.9%	17.8%	18.5%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2012 (the most recent date for which a tax return has been filed) include approximately $17.7 million, representing such bad debt deductions for which no deferred income taxes have been provided.

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

ESB Financial Corporation	66	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Income Taxes (continued)

should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Guidance is also provided on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations. The Company’s federal and state income tax returns for taxable years through December 31, 2009 have been closed for purposes of examination by the IRS and the Pennsylvania Department of Revenue.

9.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $298,000, $313,000 and $286,000 to the plan during 2013, 2012 and 2011, respectively.

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. Employees begin to participate in the plan January 1 of the year following their date of hire. Participants become 25% vested in their accounts after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service or, earlier, upon death, disability or attainment of normal retirement age.

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

Dividends received on unallocated ESOP shares during 2013, 2012 and 2011 amounted to $108,044, $169,899 and $111,622, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.5 million, $1.3 million and $1.3 million for each of the years ended December 31, 2013, 2012 and 2011. The ESOP incurred interest on the loan of $134,257, $181,122, and $205,562 for the years ended December 31, 2013, 2012 and 2011, respectively.

Compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS.

During 2013, 2012 and 2011, the Company recognized compensation expense related to the ESOP of $1.6 million, $1.4 million and $1.3 million, respectively.

ESB Financial Corporation	67	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

As of December 31, 2013 and 2012, the ESOP held a total of 2,811,955 and 2,691,012 shares, respectively, of the Company’s stock and there were 200,569 and 296,096 unallocated shares, respectively, with a fair value of $2,848,080 and $3,422,367, respectively. During 2013 and 2012, 95,527 and 99,491 shares were released for allocation, respectively. During 2013, 2012 and 2011, 34,073, 30,108 and 52,436 additional shares were purchased by the Company to be released for allocation at a cost of $425,000, $329,000, and $504,000, respectively. These amounts were included in the Company’s compensation expense related to the ESOP.

Stock Option Plans

The Company maintains various stock option plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Stock options are granted at an exercise price equal to the market price at the date of grant, the options vest over a specified time and are exercisable on the date they vest and have a maximum term of ten years. These terms are discretionary. Stock option activities under the Option Plans for the years ended December 31, 2013 ,2012 and 2011 are as follows:

	2013		2012		2011

	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	1,195,661	$9.51	1,102,325	$9.08	1,201,410	$8.53
Granted	258,990	13.36	259,596	10.50	141,266	10.99
Exercised	(161,811)	9.88	(112,105)	7.93	(146,334)	7.34
Forfeited	(19,750)	9.86	(54,155)	8.78	(94,018)	7.68

Outstanding at end of year	1,273,090	10.24	1,195,661	9.51	1,102,325	9.08

Exercisable at end of year	875,309	$9.47	827,640	$9.13	793,846	$8.78

The following table summarizes certain characteristics of issued stock options as of December 31, 2013:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
2004	78,133	$10.08	0.9
2005	68,534	8.48	1.3
2005	17,709	8.61	1.3
2006	59,355	7.47	2.9
2007	57,492	7.03	3.9
2008	69,768	7.16	4.9
2009	118,668	8.02	5.9
2010	162,274	10.35	6.9
2011	129,686	11.00	7.9
2012	252,481	10.50	8.9
2013	258,990	13.36	9.9

	1,273,090	$10.24	6.7

ESB Financial Corporation	68	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

Management Recognition Plan and Restricted Stock Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2013, there were 13,330 shares held in the Management Recognition Plan (MRP) trust.

In May 2004, the Company awarded 37,740 shares to eligible individuals, 5,784 shares vested on the date of the grant, 27,870 shares subsequently vested and 4,086 shares have been forfeited. The price on the grant date was $10.68 and the fair value of the shares was approximately $403,000.

In May 2005, the Company awarded 840 shares to eligible individuals, 90 shares vested on the date of the grant and 750 shares subsequently vested. The price on the grant date was $11.04 and the fair value of the shares was approximately $10,000.

In November 2011, the Company awarded 19,042 shares to eligible individuals, 1,904 shares vested on the date of the grant, 3,808 shares subsequently vested and the remaining 13,330 shares will vest over a scheduled vesting period ending in 2020.

In November 2011, the Company awarded 88,955 shares, from the restricted stock plan (RSP), to eligible individuals, 8,896 shares vested on the date of the grant, 17,788 shares have subsequently vested and the remaining 62,271 shares will vest over a scheduled vesting period ending in 2020. Upon vesting the shares will be awarded to the individuals.

In November 2012, the Company awarded 33,330 shares, from the RSP, to eligible individuals, 6,662 shares vested on the date of the grant, 6,665 shares have subsequently vested and the remaining 20,003 shares will vest over a scheduled vesting period ending in 2016. Upon vesting the shares will be awarded to the individuals.

In November 2013, the Company awarded 26,196 shares, from the RSP, to eligible individuals, 5,238 shares vested on the date of the grant and the remaining 20,958 shares will vest over a scheduled vesting period ending in 2017. Upon vesting the shares will be awarded to the individuals.

Compensation expense, related to the MRP, recognized in 2013, 2012 and 2011 was $21,000, $21,000 and $37,000, respectively. The Company is expected to recognize compensation expense of $21,000, $21,000, $21,000, $21,000, $21,000 and $42,000 for the years 2014, 2015, 2016, 2017, 2018 and thereafter.

Compensation expense, related to the RSP, recognized in 2013, 2012 and 2011 was $211,000, $150,000 and $106,000, respectively. The Company is expected to recognize compensation expense of $211,000, $213,000, $214,000, $151,000, $91,000 and $181,000 respectively for the years 2014, 2015, 2016, 2017, 2018 and thereafter.

ESB Financial Corporation	69	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The following is a summary of the changes in the stock for the MRP and RSP during the years ended December 31, 2013, 2012 and 2011:

Shares
Nonvested restricted stock as of January 1, 2011	3,306
Granted	108,000
Vested	(13,956)
Forfeited	(150)

Nonvested restricted stock as of December 31, 2011	97,200
Granted	33,332
Vested	(17,464)
Forfeited	-

Nonvested restricted stock as of December 31, 2012	113,068
Granted	26,196
Vested	(22,703)
Forfeited	-

Nonvested restricted stock as of December 31, 2013	116,561

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. The Company maintains a trust, which currently holds 96,790 shares of common stock, to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 50 with at least twelve years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2013, the participants in the plan had credited service under the SERP ranging from 23 to 35 years.

ESB Financial Corporation	70	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of five or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 80%, based on the director’s total years of service. The maximum ratio of 80% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. During 2013, three directors received monthly benefits under the plan.

The following table sets forth the obligation and funded status as of December 31, 2013 and 2012:

(Dollar amounts in thousands)	Directors’ Retirement Plan		SERP
	2013	2012	2013	2012

Change in benefit obligation
Benefit obligation at beginning of year	$827	$829	$2,960	$2,678
Service Cost	4	6	99	81
Interest Cost	29	34	112	120
Actuarial losses	8	30	(93)	166
Benefits paid	(41)	(72)	(85)	(85)

Benefit obligation at end of year	827	827	2,993	2,960

Change in plan assets
Fair value of plan assets at beginning of year	-	-	-	-
Employer contributions	41	72	85	85
Benefits paid	(41)	(72)	(85)	(85)

Fair value of plan assets at end of year	-	-	-	-

Funded Status	$(827)	$(827)	$(2,993)	$(2,960)

Amounts recognized in accumulated other comprehensive income, net consist of:
Net loss	$61	$56	$335	$465
Prior service cost	-	-	-	-
Transition obligation	-	-	81	108

Total	$61	$56	$416	$573

The accumulated benefit obligation for the director’s retirement plan was $777,000 and $793,000 at December 31, 2013 and 2012, respectively and for the SERP were $2.7 million and $2.7 million at December 31, 2013 and 2012, respectively.

ESB Financial Corporation	71	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Employee Benefit Plans (continued)

The components of net periodic benefit cost and other amounts recognized in AOCI at December 31, 2013, 2012 and 2011 are as follows:

(Dollar amounts in thousands)	Directors’ Retirement Plan			SERP
	2013	2012	2011	2013	2012	2011

Net Periodic Pension Cost
Service cost	$4	$6	$5	$99	$81	$64
Interest cost	29	34	41	112	120	123
Amortization of transition obligation	-	-	-	41	41	41
Amortization of net loss	-	-	-	105	81	55
Amortization of prior service cost	-	33	87	-	-	-

Net periodic pension cost	$33	$73	$133	$357	$323	$283

Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income (loss)
Net actuarial loss/ (gain)	$5	$(7)	$11	$(128)	$51	$101
Amortization of transition obligation	-	-	-	(27)	(29)	(27)
Amortization of prior service cost	-	(22)	(57)	-	-	-

Total recognized in other comprehensive income	$5	$(29)	$(46)	$(155)	$22	$74

The estimated net loss, transition obligation and prior service cost for the director’s retirement plan and SERP plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are approximately $1,000 and $86,000, respectively.

The weighted average assumptions used to determine benefit obligations and net periodic pension cost at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2013	2012	2013	2012

Discount rate	4.75%	4.50%	4.25%	4.13%
Rate of compensation increase	4.00%	2.50%	4.00%	4.00%

At December 31, 2013, the projected benefit payments for the director’s retirement plan were $128,000, $134,000, $134,000, $135,000, $136,000 and $172,000 for years 2014, 2015, 2016, 2017, 2018 and thereafter, respectively. At December 31, 2013, the projected benefit payments for the SERP were $85,000, $85,000, $85,000, $290,000, $245,000 and $4.6 million for years 2014, 2015, 2016, 2017, 2018 and thereafter. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

ESB Financial Corporation	72	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Other Comprehensive Income (loss)

The components of AOCI, net of tax as of year-end were as follows:

(Dollar amounts in thousands)

Details about AOCI Components	2013	2012	2011	in the Statement where net income is presented
Available-for-sale securities
Realized gain on sale of securities	$(898)	$(746)	$(937)	Net realized gain on securities
Impairment losses on investment securities	310	31	447	Non-interest income

	(588)	(715)	(490)	Total before tax
				available for sale
	206	250	167	Provision for income tax expense

	(382)	(465)	(323)	Net of tax
Defined benefit pension plan items
Amortization of transition obligations	41	41	41	See Note 1 below
Amortization of prior service costs	-	33	87	See Note 1 below
Amortization of actuarial gains/(losses)	105	81	55	See Note 1 below

	146	155	183	Total before tax
	(51)	(54)	(64)	Provision for income tax expense

	95	101	119	Net of tax
Total reclassifications	$(287)	$(364)	$(204)	Net of tax

Note 1: These items are included in the compensation and employee benefits. See Note 8, Retirement Plans, for additional information.

(Dollar amounts in thousands)	Gains/(losses) on Cash Flow Hedges	Unrealized gains/(losses) on available-for-sale securities	Defined benefit pension plan items	Total
Balance at January 1, 2011	$(1,886)	$17,794	$(574)	$15,334
Other comprehensive income/(loss) before reclassification	(1,709)	7,631	(147)	5,775
Amounts reclassified from AOCI	-	(323)	119	(204)

Balance at December 31, 2011	(3,595)	25,102	(602)	20,905

Other comprehensive income/(loss) before reclassification	(138)	4,827	(127)	4,562
Amounts reclassified from AOCI	-	(465)	101	(364)

Balance at December 31, 2012	(3,733)	29,464	(628)	25,103

Other comprehensive income/(loss) before reclassification	1,218	(21,474)	55	(20,201)
Amounts reclassified from AOCI	-	(382)	95	(287)

Balance at December 31, 2013	$(2,515)	$7,608	$(478)	$4,615

ESB Financial Corporation	73	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company’s management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position. The following table presents the notional amount of the Company’s off-balance sheet financial instruments as of December 31, 2013 and 2012:

(Dollar amounts in thousands)	2013	2012
Loans in process and commitments:
Fixed interest rate	$18,551	$18,732
Variable interest rate	11,671	13,617
Lines of credit (unfunded):
Commercial	29,009	21,544
Consumer	50,002	51,375
Letters of credit:
Standby	2,903	15,423
Interest Rate Cap Contracts	230,000	170,000
Interest Rate Swap Contracts	35,000	35,000

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

ESB Financial Corporation	74	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

The following tables present the assets and liabilities reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2013 and 2012 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of December 31, 2013

(Dollar amounts in thousands)
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Assets:
Securities available for sale:
Trust preferred securities	$-	$1,697	$37,209	$38,906
Municipal securities	-	179,740	-	179,740
Equity securities	1,921	-	-	1,921
Corporate bonds	-	206,220	-	206,220
Mortgage backed securities
U.S. sponsored entities	-	634,424	-	634,424
Private label	-	1,805	-	1,805

Subtotal mortgage-backed securities	-	636,229	-	636,229

Total securities available for sale	$1,921	$1,023,886	$37,209	$1,063,016

Other Assets
Interest rate caps	-	717	-	717

Total other assets	$-	$717	$-	$717

Liabilities:
Other Liabilties
Interest rate swaps	-	3,870	-	3,870

Total other liabilities	$-	$3,870	$-	$3,870

ESB Financial Corporation	75	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

	As of December 31, 2012

(Dollar amounts in thousands)
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Assets:
Securities available for sale:
Trust preferred securities	$-	$1,848	$36,179	$38,027
Municipal securities	-	190,887	-	190,887
Equity securities	1,818	-	-	1,818
Corporate bonds	-	225,795	-	225,795
Mortgage backed securities
U.S. sponsored entities	-	649,933	-	649,933
Private label	-	4,316	-	4,316

Subtotal mortgage-backed securities	-	654,249	-	654,249

Total securities available for sale	$1,818	$1,072,779	$36,179	$1,110,776

Other Assets
Interest rate caps	-	90	-	90

Total other assets	$-	$90	$-	$90

Liabilities:
Other Liabilties
Interest rate swaps	-	5,743	-	5,743

Total other liabilities	$-	$5,743	$-	$5,743

Due to recent uncertainties in the credit markets broadly and the lack of both trading and new issuance of floating rate trust preferred securities, market price indications generally reflect the lack of liquidity in these markets. Due to this lack of practical quoted prices, fair value for floating rate trust preferred securities has been determined using a discounted cash-flow technique. Cash flows are estimated based upon the contractual terms of each instrument. Market rates have been calculated based upon the five year historical discount margin for these instruments from August 2002 through August 2007, when the market was more liquid. These market rates were then adjusted for credit spreads and liquidity risk given the current markets. Credit spreads are based upon the Moody’s rating for each bond and range from 40 to 70 basis points. Liquidity risk adjustments ranged from 20 to 55 basis points where the securities of the 15 largest banks in the United States are assigned 20 to 40 basis points and banks outside of the top 15 were given a higher liquidity risk adjustment. Approximately $18.3 million or 49.2% of the $37.2 million in floating rate trust preferred securities represent investments in two of the four largest banks in the United States.

The following table presents the changes in the Level III fair-value category for the years ended December 31, 2013 and 2012. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

ESB Financial Corporation	76	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

Fair value measurements using significant unobservable inputs (Level III):

	Securites available for sale
	2013	2012
Beginning balance January 1,	$36,179	$35,789
Total net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	14	14
Net realized loss on securities available for sale	(310)	(5)
Included in other comprehensive income	1,326	381
Transfers in and/or out of Level III	-	-
Purchases, issuances, sales and settlements
Purchases	-	-
Issuances	-	-
Sales	-	-
Settlements	-	-

Ending balance, December 31,	$37,209	$36,179

The following table summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31, 2013 and December 31, 2012, for Level III assets and liabilities that were still held at December 31, 2013 and 2012:

	Securites available for sale
	2013	2012
Interest income on securities	$14	$14
Net realized loss on securities available for sale	(310)	(5)

Total	$(296)	$9

ESB Financial Corporation	77	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Fair Value (continued)

For Level III assets measured at fair value on a recurring or non-recurring basis as of December 31, 2013, the significant observable inputs used in the fair value measurements were as follows:

(Dollar amounts in thousands)	Fair Value at December 31, 2013	Fair Value at December 31, 2012	Valuation Technique	Significant Unobservable Inputs	2013 Range (Weighted Average)	2012 Range (Weighted Average)
Trust Preferred Securities	$37,209	$36,179	Discounted Cash Flow	Credit Spreads	45-70 (57.5) basis points	45-80 (66.1) basis points
				Liquidity Risk Adjustments	20-55 (36) basis points	20-65 (38) basis points
				Default Rates	.6% - 1%	.6% - 1%
Impaired Loans	15,961	14,740	Appraisal of collateral (1)	Appraisal value and liquidation expense	2.84% - 48.93% (9.95%)	0.64% - 48.93% (9.98%)
Real estate acquired through foreclosure	1,977	2,441	Appraisal of collateral (1)	N/A	N/A	N/A
Servicing assets	9	14	Discounted Cash Flow	Remaining term	1.25 yrs to 16.9 yrs (12.5 yrs)	0.2 yrs to 18.8 yrs (13.5 yrs)
				Discount Rate	11.25% - 12.25% (11.36%)	11.25% - 12.25% (11.51%)

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

The Company may be required periodically to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. During 2013 and 2012, the Company incurred write-downs on its REO properties of $24,000 and $370,000, respectively. There were no adjustments to the fair value of the Company’s remaining assets and liabilities measured at fair value on a nonrecurring basis in accordance with GAAP during the respective periods.

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

ESB Financial Corporation	78	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

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

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2013 and December 31, 2012 approximated the cash surrender value of the policies at those dates.

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

ESB Financial Corporation	79	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

As of December 31, 2013

(Dollar amounts in thousands)
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total Fair Value
Financial assets:
Cash and cash equivalents	$16,214	$16,214	$-	$-	$16,214
Securities	1,063,016	1,921	1,023,886	37,209	1,063,016
Securities receivable	654	654	-	-	654
Loans receivable	695,636	-	-	707,919	707,919
Accrued interest receivable	7,345	7,345	-	-	7,345
FHLB stock	15,436	15,436	-	-	15,436
Bank owned life insurance	30,595	30,595	-	-	30,595
Interest rate cap contracts	717	-	717	-	717
Financial liabilities:
Deposits	1,222,767	577,040	-	652,395	1,229,435
Borrowed funds	441,144	-	151,942	303,436	455,378
Junior subordinated notes	36,083	-	25,258	-	25,258
Advance payment by borrowers for taxes and insurance	2,659	2,659	-	-	2,659
Accrued interest payable	1,046	1,046	-	-	1,046
Interest rate swap contracts	3,870	-	3,870	-	3,870

ESB Financial Corporation	80	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

As of December 31, 2012
(Dollar amounts in thousands)
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level I)	Significant Other Observable Inputs (Levell II)	Significant Unobservable Inputs (Level III)	Total Fair Value
Financial assets:
Cash and cash equivalents	$15,064	$15,064	$-	$-	$15,064
Securities	1,110,776	1,818	1,072,779	36,179	1,110,776
Securities receivable	1,277	1,277	-	-	1,277
Loans receivable	672,086	-	-	702,206	702,206
Accrued interest receivable	8,068	8,068	-	-	8,068
FHLB stock	15,077	15,077	-	-	15,077
Bank owned life insurance	30,025	30,025	-	-	30,025
Interest rate cap contracts	90	-	90	-	90
Financial liabilities:
Deposits	1,178,057	546,298	-	641,430	1,187,728
Borrowed funds	484,556	-	260,333	249,550	509,883
Junior subordinated notes	46,393	-	25,001	-	25,001
Advance payment by borrowers for taxes and insurance	2,619	2,619	-	-	2,619
Accrued interest payable	1,344	1,344	-	-	1,344
Interest rate swap contracts	5,743	-	5,743	-	5,743

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2013, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2013 and 2012, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2013, there are no conditions or events since that notification that have changed the categorization.

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

ESB Financial Corporation	81	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

The following table sets forth certain information concerning regulatory capital of the Bank:

(Dollar amounts in thousands)	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2013:
Total Capital	$171,660	15.94%	$86,170	8.00%	$107,713	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$164,710	9.11%	$72,305	4.00%	$90,381	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$164,710	15.29%	$43,085	4.00%	$64,628	6.00%
(to Risk Weighted Assets)

As of December 31, 2012:
Total Capital	$164,082	15.21%	$86,309	8.00%	$107,886	10.00%
(to Risk Weighted Assets)
Tier 1 Leverage Capital	$157,313	8.70%	$72,355	4.00%	$90,444	5.00%
(to Adjusted Tangible Assets)
Tier 1 Risk Based Capital	$157,313	14.58%	$43,154	4.00%	$64,732	6.00%
(to Risk Weighted Assets)

ESB Financial Corporation	82	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013:
Interest income	$16,427	$16,008	$16,078	$16,243
Interest expense	6,176	5,493	5,246	5,062

Net interest income	10,251	10,515	10,832	11,181
Provision for loan losses	150	75	75	200

Net interest income after provision for loan losses	10,101	10,440	10,757	10,981
Net realized gain on securities available for sale	268	198	58	374
Other noninterest income	1,645	1,698	1,559	971
Noninterest expense	7,213	7,454	7,500	7,689

Income before provision for income taxes	4,801	4,882	4,874	4,637
Provision for income taxes	811	956	763	810

Net income before noncontrolling interest	3,990	3,926	4,111	3,827
Less: net income attributable to the noncontrolling interest	276	50	140	44

Net income attributable to ESB Financial Corporation	$3,714	$3,876	$3,971	$3,783

Net income per share
Basic	$0.21	$0.22	$0.23	$0.22
Diluted	$0.21	$0.22	$0.23	$0.21
2012:
Interest income	$18,870	$18,590	$17,943	$17,109
Interest expense	7,873	7,581	7,168	6,778

Net interest income	10,997	11,009	10,775	10,331
Provision for loan losses	200	300	350	250

Net interest income after provision for loan losses	10,797	10,709	10,425	10,081
Net realized gain on securities available for sale	267	-	197	282
Other noninterest income	1,456	1,538	1,440	2,144
Noninterest expense	7,722	7,491	7,248	7,817

Income before provision for income taxes	4,798	4,756	4,814	4,690
Provision for income taxes	845	799	793	799

Net income before noncontrolling interest	3,953	3,957	4,021	3,891
Less: net income attributable to the noncontrolling interest	168	276	87	388

Net income attributable to ESB Financial Corporation	$3,785	$3,681	$3,934	$3,503

Net income per share
Basic	$0.22	$0.22	$0.23	$0.21
Diluted	$0.22	$0.21	$0.23	$0.21

ESB Financial Corporation	83	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31, 2013 and 2012:

Condensed Statements of Financial Condition
(Dollar amounts in thousands)	2013	2012
Assets:
Interest-earning deposits	$5,741	$1,091
Securities available for sale	34,273	34,889
Equity in net assets of subsidiaries	213,613	227,695
Other assets	6,004	5,969

Total assets	$259,631	$269,644

Liabilities and stockholders’ equity:
Subordinated debt, net	$36,083	$46,393
Accrued expenses and other liabilities	36,546	27,553
Stockholders’ equity	187,002	195,698

Total liabilities and stockholders’ equity	$259,631	$269,644

Condensed Statements of Operations
(Dollar amounts in thousands)	2013	2012	2011
Income:
Equity in undistributed earnings of subsidiaries	$7,007	$6,356	$1,664
Dividends from subsidiaries	10,000	10,000	15,000
Management fee income, from subsidiaries	48	48	36
Net gain on sale of securities available for sale	256	629	141
Other than temporary impairment losses on securities available for sale	-	(26)	(317)
Interest and other income	928	1,126	1,365

Total income	18,239	18,133	17,889
Expense:
Interest expense, to subsidiary	2,753	2,957	3,257
Compensation and employee benefits	807	632	432
Other	656	657	445

Total expense	4,216	4,246	4,134

Income before benefit from income taxes	14,023	13,887	13,755
Benefit from income taxes	(1,321)	(1,016)	(1,155)

Net income	$15,344	$14,903	$14,910

ESB Financial Corporation	84	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Comprehensive Income
(Dollar amounts in thousands)	2013	2012	2011

Net Income before noncontrolling interest	$15,854	$15,822	$15,821

Other comprehensive income (loss) (net of tax and reclassifications)
Net change in unrealized gains (losses):
Gains (losses) arising during the period	(889)	741	368
Income tax effect	311	(259)	(129)

	(578)	482	239

Gains recognized in earnings	(256)	(629)	(141)
Income tax effect	90	221	49

	(166)	(408)	(92)

Unrealized holding gains (losses) on securities available for sale not other-than-temporarily-impaired, net of tax	(744)	74	147

Fair value adjustment on derivatives	1,873	(211)	(2,631)
Income tax effect	(655)	74	921

	1,218	(137)	(1,710)

Other comprehensive income (loss) of bank subsidiary	(20,962)	4,262	7,133

Total comprehensive income (loss), net of tax	(20,488)	4,199	5,570

Net comprehensive income (loss) before noncontrolling interest	(4,634)	20,021	21,391
Less: net income attributable to the noncontrolling interest	510	919	911

Net comprehensive income (loss) attributable to ESB Financial Corporation	$(5,144)	$19,102	$20,480

ESB Financial Corporation	85	2013 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows
(Dollar amounts in thousands)	2013	2012	2011
Operating activities:
Net income	$15,344	$14,903	$14,910
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(7,007)	(6,356)	(1,664)
Net realized gain on securities available for sale	(256)	(629)	(141)
Other than temporary impairment losses on securities available for sale	-	26	317
Compensation expense on ESOP and MRP	1,823	1,602	1,445
Other, net	928	1,148	(2,190)

Net cash provided by operating activities	10,832	10,694	12,677

Investing activities:
Purchases of securities	(9,533)	(14,411)	(6,733)
Principal repayments of securities	8,652	9,405	7,698
Proceeds from the sale of securities available for sale	449	1,342	204

Net cash (used in) provided by investing activities	(432)	(3,664)	1,169

Financing activities:
Redemption of junior subordinated notes	(10,310)	-	-
Proceeds from long term borrowings	10,000	-	-
Repayments of long term borrowings	(1,000)	(5,200)	-
Proceeds received from exercise of stock options	1,603	794	832
Dividends paid	(4,999)	(7,321)	(5,409)
Payments to acquire treasury stock	(619)	(541)	(4,754)
Stock purchased by ESOP	(425)	(329)	(504)

Net cash used in financing activities	(5,750)	(12,597)	(9,835)

(Decrease) increase in cash equivalents	4,650	(5,567)	4,011
Cash equivalents at beginning of period	1,091	6,658	2,647

Cash equivalents at end of period	$5,741	$1,091	$6,658

ESB Financial Corporation	86	2013 Annual Report

Report of Independent Registered Public Accounting Firm

Audit Committee

ESB Financial Corporation

We have audited ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). ESB Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on ESB Financial Corporation’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ESB Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the year ended December 31, 2013, of ESB Financial Corporation and subsidiaries, and our report dated March 6, 2014, express an unqualified opinion.

Wexford, Pennsylvania

March 6, 2014

ESB Financial Corporation	87	2013 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the year ended December 31, 2013. These consolidated financial statements are the responsibility of ESB Financial Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESB Financial Corporation and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2014, expressed an unqualified opinion on the effectiveness of ESB Financial Corporation’s internal control over financial reporting.

Wexford, Pennsylvania

March 6, 2014

ESB Financial Corporation	88	2013 Annual Report

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

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2013, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2013, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

Charlotte A. Zuschlag

President and Chief Executive Officer

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

March 6, 2014

ESB Financial Corporation	89	2013 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the NASDAQ Global Select Stock Market under the symbol “ESBF.” Some of the listed market makers for the Company’s common stock include:

Keefe, Bruyette & Woods, Inc.	Stifel Nicolaus & Co., Inc.
787 7th Avenue, 4th Flr	18 Columbia Turnpike
New York, NY 10019	Florham Park, NJ 07932
Telephone: (800) 966-1559	Telephone: (800) 342-2325
UBS Financial Services	Sandler O’Neill
One North Wacker Drive, 35th Flr	1251 Avenue of the Americas, 6th Floor
Chicago, IL 60606	New York, NY 10020
Telephone: (800) 525-4313	Telephone: (800) 635-6851

Number of Stockholders and Shares Outstanding

As of December 31, 2013, there were 2,460 registered stockholders of record and 17,729,105 shares of common stock outstanding entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 3, 2013	May 17, 2013	20%
May 5, 2011	May 16, 2011	20%
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

ESB Financial Corporation	90	2013 Annual Report

Stock and Dividend Information (continued)

Stock Price Information and Cash Dividends

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented as well as quarterly cash dividends paid. The Company has paid regular quarterly cash dividends since its inception in June 1990:

	Market Price			Dividend Information
	High	Low	Close	Payment Date	Cash Dividends per Share
2013 Quarter Ended
December 31	$15.00	$12.08	$14.20	January 24, 2014	$0.10
September 30	13.70	11.82	12.75	October 25, 2013	0.10
June 30	12.94	10.68	12.13	July 25, 2013	0.10
March 31	11.93	11.22	11.41	April 25, 2013	0.08
2012 Quarter Ended
December 31	$11.83	$10.40	$11.56	December 28, 2012	$0.08
September 30	11.84	10.62	11.63	October 25, 2012	0.08
June 30	12.19	9.75	11.00	July 25, 2012	0.08
March 31	12.26	9.95	12.02	April 25, 2012	0.08

The last sale price of the Company’s common stock was $13.11 as of February 28, 2014.

ESB Financial Corporation	91	2013 Annual Report

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

Performance Graph provided by SNL Financial.

ESB Financial Corporation	92	2013 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 16, 2014, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

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

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank	ESB Statutory Trust IV
ESB Financial Services, Inc.	THF, Inc d/b/a Elite Settlement Services
AMSCO, Inc.
AMS Ventures, LLC
Madison Woods Joint Venture
The Links at Deer Run Associates, LLC
McCormick Farms, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
The Meadows at Hampton, LP
BelleVue Park

Independent Registered Public Accounting Firm	Special Counsel

S.R. Snodgrass, A.C.	Silver, Freedman, Taff & Tiernan, LLP
2100 Corporate Drive,	3299 K Street, NW
Suite 400	Suite 100
Wexford, PA 15090	Washington, DC 20007

ESB Financial Corporation	93	2013 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	James P. Wetzel, Jr.
Vice Chairman of the Board	Retired President & Chief Executive Officer
Retired Director, President & Chief Executive Officer of The Ellwood City Hospital	of PHSB Financial Corporation

Charlotte A. Zuschlag
President & Chief Executive Officer

ESB BANK

William B. Salsgiver	Mario J. Manna
Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
A Principal - Perry Homes

Herbert S. Skuba	Ronald W. Owen
Vice Chairman of the Board	Senior Relationship Executive - First American Title Insurance Company
Retired Director, President & Chief Executive Officer of The Ellwood City Hospital

Charlotte A. Zuschlag	Joseph W. Snyder
President & Chief Executive Officer	Retired Sourcing Agent - EQT Corporation

Raymond K. Aiken	James P. Wetzel, Jr.
Retired President & Chief Operating Officer	Retired President & Chief Executive Officer
of Lockhart Chemical Co.	of PHSB Financial Corporation

Johanna C. Guehl
Owner - Law Offices of Johanna C. Guehl
Affiliate - Kathy L. Hess & Associates, CPA’s

ESB Financial Corporation	94	2013 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver- Chairman of the Board	Vice Presidents
Charlotte A. Zuschlag – President & Chief Executive Officer	James D. Bish
Thomas E. Campbell
Group Senior Vice Presidents	Theresa A. Gerst
Charles P. Evanoski – Chief Financial Officer	Paul F. Hoyson
Frank D. Martz- Operations & Corporate Secretary	Penny K. Koch
Todd F. Palkovich – Lending	Mary C. Magestro
Beth A. McClymonds
Senior Vice Presidents	Ann R. Nelson
Richard E. Canonge- Audit, Compliance & Loan Review	Cynthia L. Scaramazza
Teresa Krukenberg- Business Development	Alan P. Weber
Ronald J. Mannarino- Asset/Liability Management
Mark A. Platz- Information Technology	Assistant Vice Presidents
Ronald E. Pompeani- Lending	Theresa M. Adler
Marilyn Scripko- Lending & CRA Officer	Susan B. Antolic
John T. Stunda- Human Resources	Kelley J. Avena
Bonita L. Wadding- Controller/Treasurer	Janet S. Barletta
Ashley M. Bruce
ESB BANK, ADVISORY BOARD	Matthew N. D’Amico
Lewis N. Banks -Retired teacher Blackhawk School District	Amy E. Dicks
Joseph W. DeNardo- Retired Chief Meteorologist for WTAE-TV	Judy L. Diesing
George C. Dorsch-Retired Engineer	Susan C. Fisher
Dept. of Transportation, Commonwealth of Pennsylvania	Kristy A. Gales
Dr. Allan Gastfriend-Retired Dentist	Margaret A. Haefele
Charles W. Hergenroeder- Partner- Hergenroeder, Rega, Sommer, LLC	Dwight A. Hines Jr.
Martin L. Miller- Consultant-Miller & Sons Chevrolet	Teri L. Huston
Craig E. Wynn- President-Herskowitz and Wynn, P.C.	David L. Kramer
Kyle R. Krupa
ESB BANK	Judith A. Loebig
William B. Salsgiver- Chairman of the Board	Barbara E. Martinelli
Charlotte A. Zuschlag – President & Chief Executive Officer	Carolyn P. McBride
Kristin E. McKelvey
Group Senior Vice Presidents	Marianne L. Mills
Charles P. Evanoski	Jonathan D. Newell
Frank D. Martz	Madeline A. Orfitelli
Todd F. Palkovich	James P. Perenovich
Thomas G. Pfeiffer
Senior Vice Presidents	Rose L. Pieri
Richard E. Canonge	Keith R. Poleti
Teresa Krukenberg	Timothy S. Robinson
Ronald J. Mannarino	Linda I. Smith
Mark A. Platz	Kathy A. Smyth
Ronald E. Pompeani	Sharon L. Speicher
Marilyn Scripko	Karla L. Spinelli
John T. Stunda	Nancy L. Straley
Bonita L. Wadding	Janice L. Voynik

First Vice Presidents	Assistant Secretaries
Deborah A. Allen	Linda A. MacMurdo
Kathleen A. Bender	Dana M. Martz
Larry E. Bittner	Robin Scheffler
Louis C. Frischkorn
Nancy A. Glitsch	THF, Inc.
Brian W. Hulme	Rocco Abbatangelo – President
Mary Ann Leonardo
Sally A. Mannarino
Larry Mastrean
Joseph R. Pollock, III
Daniel J. Swartz
Pamela K. Zikeli

ESB Financial Corporation	95	2013 Annual Report

Board of Directors

Board of Directors of ESB Bank are seated from left, William B. Salsgiver, Mario J. Manna, Joseph W. Snyder and Ronald W. Owen. Standing from the left are Herbert S. Skuba, Charlotte A. Zuschlag, James P. Wetzel, Johanna C. Guehl and Raymond K. Aiken.

ESB Financial Corporation	96	2013 Annual Report

ALIQUIPPA

Janet Barletta

Financial Services Manager

Phone: 724-378-4436

Fax: 724-378-1204

2301 Sheffield Road

Aliquippa, PA 15001

AMBRIDGE

Karla Spinelli

Financial Services Manager

Phone: 724-266-5002

Fax: 724-266-6178

506 Merchant Street

Ambridge, PA 15003

BALDWIN

Barbara Martinelli

Financial Services Manager

Phone: 412-655-8670

Fax: 412-655-8116

5035 Curry Road

Pittsburgh, PA 15236

BEAVER

Larry Mastrean

Regional Financial Services Manager

Phone: 724-775-1052

Fax: 724-775-6687

701 Corporation Street

Beaver, PA 15009

BEAVER FALLS

Susan Fisher

Financial Services Manager

Phone: 724-847-4004

Fax: 724-846-0718

1427 Seventh Avenue

Beaver Falls, PA 15010

BEECHVIEW

Madeline Orfitelli

Financial Services Manager

Phone: 412-344-7211

Fax: 412-344-7213

1550 Beechview Avenue

Pittsburgh, PA 15216

BUTLER

Margaret Haefele

Financial Services Manager

Phone:724-789-0057

Fax: 724-789-9156

831 Evans City Road

Renfrew, PA 16053

CENTER TOWNSHIP

Judy Diesing

Financial Services Manager

Phone: 724-774-0332

Fax: 724-774-7869

3531 Brodhead Road

Monaca, PA 15061

CHIPPEWA TOWNSHIP

Teri Huston

Financial Services Manager

Phone: 724-846-6200

Fax: 724-846-6242

2521 Darlington Road

Beaver Falls, PA 15010

CORAOPOLIS

Sharon Speicher

Financial Services Manager

Phone: 412-264-8862

Fax: 412-264-5960

900 Fifth Avenue

Coraopolis, PA 15108

CRANBERRY TOWNSHIP

Ashley Bruce

Financial Services Manager

Phone: 724-778-9900

Fax: 724-778-9904

2630 Rochester Road

Cranberry Twp., PA 16066

ELLWOOD CITY

Pamela Zikeli

Regional Financial Services Manager

Phone: 724-758-5584

Fax: 724-758-1151

600 Lawrence Avenue

Ellwood City, PA 16117

FOX CHAPEL

Theresa Gerst

Assistant Regional Financial Services Manager

Phone: 412-782-6500

Fax: 412-782-1279

1060 Freeport Road

Pittsburgh, PA 15238

FRANKLIN TOWNSHIP

Thomas Campbell

Assistant Regional Financial Services Manager

Phone: 724-752-2500

Fax: 724-752-2502

1793 Mercer Road

Ellwood City, PA 16117

HOPEWELL TOWNSHIP

Keith Poleti

Financial Services Manager

Phone: 724-378-0505

Fax: 724-378-0530

2293 Brodhead Road

Aliquippa, PA 15001

NESHANNOCK TOWNSHIP

Kelley Avena

Financial Services Manager

Phone: 724-658-8825

Fax: 724-658-5483

3360 Wilmington Road

New Castle, PA 16105

NEW BRIGHTON

Linda Smith

Financial Services Manager

Phone: 724-846-4920

Fax: 724-846-7805

800 Third Avenue

New Brighton, PA 15066

NORTH SHORE

Joseph Loebig

Customer Service Manager

Phone: 412-231-7297

Fax: 412-231-4097

807 Middle Street

Pittsburgh, PA 15212

NORTHERN LIGHTS

David Kramer

Financial Services Manager

Phone: 724-869-2193

Fax: 724-869-2196

1555 Beaver Road

Baden, PA 15005

SHENANGO TOWNSHIP

Cynthia Scaramazza

Assistant Regional Financial Services Manager

Phone: 724-654-7781

Fax: 724-654-1643

2731 Ellwood Road

New Castle, PA 16101

TROY HILL

Judith Loebig

Financial Services Manager

Phone: 412-231-8238

Fax: 412-231-1910

1706 Lowrie Street

Pittsburgh, PA 15212

WEXFORD

Deborah Allen

Regional Financial Services Manager

Phone: 724-934-8989

Fax: 724-934-3026

101 Wexford-Bayne Road

Wexford, PA 15090

ZELIENOPLE

Kristy Gales

Financial Services Manager

Phone: 724-452-6500

Fax: 724-452-6503

527 South Main Street

Zelienople, PA 16063

BEST PLACES TO WORK
2013
PITTSBURGH BUSINESS TIMES
IN WESTERN PENNSYLVANIA

OUR INSTITUTION IS RATED 5-STARS BY BAUER
www.bauerfinancial.com
★★★★★
AWARDED DECEMBER 2013